Form 10-K, Exhibit 13
period 1995-12-31
COCA COLA ENTERPRISES INC
filed 1996-03-05
CIK 804055

                                EXHIBIT 13
                       COCA-COLA ENTERPRISES INC.
                     MANAGEMENT'S FINANCIAL REVIEW


Coca-Cola Enterprises Inc. ("the Company") is the world's largest marketer, distributor, and producer of bottle and can beverage products of The Coca-Cola Company. In the United States, we operate through exclusive and perpetual rights in franchise territories containing approximately 54% of the population and generating approximately 56% of all bottle and can product sales of The Coca-Cola Company. We operate in 38 states, the District of Columbia, the U. S. Virgin Islands, the islands of Tortola and Grand Cayman, and the Netherlands.

OBJECTIVES AND STRATEGIES FOR BUILDING SHARE-OWNER VALUE

We are excited about the Company's solid 1995 operating performance and the numerous opportunities for development and growth. Our greatest challenge is maintaining and accelerating our current operating momentum while directing our cash resources toward profitable high-return projects. To ensure a continued focus on building share-owner value, we have clearly defined operating and financial objectives and strategies.

Our primary operating objective is to increase long-term operating cash flows through profitable increases in sales volume. We met our objective during 1995 despite our competitive and increasingly complex industry, and the challenge of offsetting significant packaging cost increases.

We achieved our operating objective through the successful implementation and execution of the following strategies:

    - Creating and executing innovative and superior marketing programs at the local level.
    - Balancing volume growth with improved margins and sustainable increases in market share.
    - Developing profitable business partnerships with our customers.
    - Increasing our investment in high-profit, high-volume distribution channels such as cold drink.
    - Providing financial incentives to our employees which increase their focus on enhancing share-owner value.

Our primary financial objective is to deliver a superior return on investment to our share owners. Our year-end stock price represented a 49% increase from year-end 1994 and a compound annual growth rate of 30% since 1992. We achieved this objective during 1995 through the successful implementation and execution of the following strategies:

    - Maintaining a capital structure which maximizes our financial flexibility, given current investment opportunities.
    - Identifying and acquiring territories that result in long-term value.
    - Allocating resources appropriately between capital expenditures, infrastructure, share repurchases, acquisitions, and debt repayment.

SHARE-OWNER PARTNERSHIP IN OUR OBJECTIVES

Employees of the Company and The Coca-Cola Company own approximately 60% of our outstanding common shares. 90% of our total revenues come from products of The Coca-Cola Company. Four current or former executives of The Coca-Cola Company serve on our fourteen-member Board of Directors, one as our chairman, complementing other accomplished individuals, all elected by our share owners.

                     MANAGEMENT'S FINANCIAL REVIEW

Management's Financial Review should be read in conjunction with the Company's consolidated financial statements and the accompanying footnotes. References are made in the following discussions to specific footnotes for additional information when considered necessary.

OPERATIONS REVIEW - 1995

In the opinion of management, the most meaningful comparison of operating results between 1995 and 1994 excludes the 1995 impact of our gain on the sale of our ownership interest in the Coca-Cola Bottling Company of the Mid South ("Mid South") and includes the effect of our acquisition of Wichita Coca-Cola Bottling Company ("Wichita") as if it occurred on January 1, 1994 (refer to Note 2). "Comparable" results in this section refer to the results of operations adjusted for these items.

Operating income and earnings per share increased 6% and 19%, respectively, over 1994 levels. This operating income growth includes an increase of 2% resulting from the acquisition of Wichita. With strong volume growth and record net revenues per case increases, we offset the effect on the Company of the most significant cost increase affecting our industry in the past
10 years. Although gross profit and operating margins decreased, our operating performance, combined with favorable net interest expense as a percent of net revenues and a lower effective tax rate, produced growth in earnings per share applicable to common share owners of 11%, excluding the gain on Mid South.

Cash operating profit (operating income before the deduction for depreciation and amortization) is one of the key standards by which management measures the Company's performance. This measurement is provided as a supplement, and not as an alternative, to operating income as an indicator of operating performance, and cash flows from operating activities as a measure of liquidity, each as defined by generally accepted accounting principles. Actual 1995 cash operating profit increased 11% over 1994, with comparable results increasing 9%. We believe we will achieve comparable cash operating profit growth of at least 8% in 1996. We plan to achieve this objective through the successful implementation of our operating strategies.

Net operating revenues are comprised principally of wholesale sales to retailers which account for approximately 96% of our net revenues and gross profit. Reported net operating revenues for 1995 increased 13% over 1994, while comparable net operating revenues increased 11% over 1994. The increase in comparable net operating revenues results primarily from a 4 1/2% increase in bottle and can physical case sales volume and a 7% increase in net revenues per case.

Volume growth in 1995 reflected solid growth in core brands such as Coca-Cola classic and diet Coke, partially due to consumer demand for the 20-ounce contour bottle, and double-digit growth in Sprite. Noncarbonated beverages also contributed to 1995 volume growth as Fruitopia, Powerade, and Nestea products all grew by double-digit rates. In total, noncarbonated beverages were 5% of total cases sold. We expect continued bottle and can volume growth in 1996 close to the full-year comparable growth of 4 1/2% achieved in 1995. We also experienced growth of 8% in comparable fountain gallon volume when compared to 1994.

Net revenues per case growth in 1995 was the largest in the Company's history. This growth resulted from the significantly higher selling prices we established to offset aluminum can cost increases and to achieve our cash operating profit growth objective. Our 1996 strategies for net revenues per case increases include net selling price increases and effective management of our product, package, and distribution channel mix. Because of a more favorable cost environment anticipated in 1996, we do not expect the significant net revenue per case growth achieved in 1995. Reflecting our decentralized organization and operating philosophy, these net revenues per case dynamics will be managed locally based on individual market conditions and opportunities.

Cost of wholesale sales per physical case for 1995 increased 10% over 1994. Aluminum can cost increases which went into effect January 1, 1995 were the major cause of the significant cost of sales increases and gross margin decreases. Because of declining aluminum costs, we do not expect significant cost of sales increases in 1996.

                       COCA-COLA ENTERPRISES INC.

                 CONSOLIDATED STATEMENTS OF OPERATIONS
                 (In millions except per share data)



                                              1995          1994        1993
                                             ------        ------      ------
Net Operating Revenues                       $6,773        $6,011      $5,465
Cost of sales (purchases from The
  Coca-Cola Company -- $1,828, $1,683,
  and $1,392, respectively)                   4,267         3,703       3,372
                                             ------        ------      ------
Gross Profit                                  2,506         2,308       2,093
Selling, general, and administrative
  expenses                                    2,038         1,868       1,708
                                             ------        ------      ------
Operating Income                                468           440         385
Interest expense, net                           326           310         328
Other nonoperating deductions, net                6             3           2
Gain from sale of ownership interest in
  bottling operation                              9             -           -
                                             ------        ------      ------
Income Before Income Taxes                      145           127          55
Income taxes:
  Expense excluding rate change                  63            58          30
  Rate change - federal                           -             -          40
                                             ------        ------      ------
Net Income (Loss)                                82            69         (15)
Preferred stock dividends                         2             2           -
                                             ------        ------      ------
Net Income (Loss) Applicable
  to Common Share Owners                     $   80        $   67      $  (15)
                                             ======        ======      ======

Average Common Shares Outstanding               129           130         129
                                             ======        ======      ======
Net Income (Loss) Per Share Applicable
  to Common Share Owners                     $ 0.62        $ 0.52      $(0.11)
                                             ======        ======      ======


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
-----------------------------------------------------------------------------

Selling, general, and administrative expenses for 1995 increased 9% from 1994, primarily as a result of increased case sales volume, acquisitions during 1995, and accelerated cost recognition of $25 million resulting from shortening the estimated vesting period of stock awards and stock options in the fourth quarter of 1995 (refer to Note 9). This accelerated vesting was triggered by the favorable performance of the Company's stock during the fourth quarter of 1995. Selling, general, and administrative expenses as a percentage of sales decreased from 31.1% in 1994 to 30.1% in 1995.

Interest expense increased in 1995 as compared to 1994, reflecting an increased 1995 debt balance resulting primarily from the Wichita acquisition and share repurchase activity, and a higher weighted average borrowing rate of 7.5% during 1995 as compared to 7.2% during 1994. We anticipate that net interest expense will not change materially in 1996 from that of 1995, excluding the effect of the Ouachita acquisition in addition to any other acquisitions which may occur in 1996 (refer to "Pending Transactions and Events" discussion later in this Review).

Income taxes decreased as a percentage of earnings before income taxes in 1995, reflecting a lower effective tax rate of 44% for 1995 as compared to 46% for 1994. The change in the effective tax rate was principally due to the level of pretax income in each period relative to nondeductible expenses. We do not currently anticipate that the amount of nondeductible expenses in 1996 will change significantly from that of 1995.

CASH FLOW AND LIQUIDITY REVIEW - 1995

Capital Resources

In addition to our operating cash flows, we believe capital resources available to us are more than sufficient to fund our capital expenditure and working capital requirements, scheduled debt payments, interest and income tax obligations, dividends to our share owners, and plans for share repurchases. We believe we have significant debt and equity capacity and market opportunities available to us, including additional bank financings and the public debt and equity markets, as sources of financing. We also believe our debt and equity capacity and market opportunities are sufficient to fund anticipated acquisitions.

We have $1.5 billion of registered debt securities available for issuance under a shelf registration. We satisfy seasonal working capital needs and other financing requirements with short-term borrowings under our commercial paper program. Our commercial paper program is supported by a revolving bank credit agreement maturing in December 1999 and two short-term credit facilities, all aggregating $1.2 billion. An aggregate $777 million of commercial paper borrowings supported by these agreements were outstanding at December 31, 1995. The Company intends to continue to refinance borrowings under its commercial paper program with long-term financings.

Cash Operating Activities

Net cash provided by operating activities in 1995 increased 2% over 1994, primarily resulting from a higher net income level in 1995 offset by working capital changes. The increase in depreciation expense in 1995 results from increased capital spending and the Wichita acquisition. The increase in amortization expense in 1995 primarily reflects: (i) franchise amortization resulting from the Wichita acquisition, (ii) expense related to additional restricted stock grants, and (iii) accelerated cost recognition of stock awards and stock options (refer to Note 9).

During 1987, the Company filed elections under Section 338 of the Internal Revenue Code relating to various bottling companies acquired in 1986. Tax operating loss carryforwards (which can be used to reduce future taxable income) aggregating $721 million as of December 31, 1995 have arisen principally from tax deductions for accelerated franchise amortization for tax purposes. Because of declining deductions from franchise amortization and anticipated future increases in earnings, the Company expects its cash income tax obligations to increase significantly beginning in 1996. We estimate 1996 cash tax payments will be approximately $100 million; however, this estimate will vary based on actual levels of future earnings and changes in future tax deductions resulting from business activities, including acquisitions.

Investing Activities

Net cash used in investing activities in 1995 increased 66% over 1994, primarily as a result of the acquisition of Wichita for $150 million in cash (net of cash acquired) in January 1995 (refer to Note 2). Later in 1995, an additional $7 million in purchase price was paid to the Wichita sellers as a result of tax benefits accruing to the Company. Also in January 1995, we sold our 50% ownership interest in Mid South for $17 million in cash resulting in a pretax gain of $9 million ($0.04 per common share after-tax) in 1995 (refer to Note 2). Capital expenditures in 1995 increased 37% over 1994 primarily because of the expansion of our cold drink program. We expect 1996 capital expenditures will be approximately $550 million. We expect to finance our capital expenditure requirements with funds generated from operating activities.

In the past ten years, the Company has acquired a number of bottling companies for an aggregate purchase price of $5.7 billion. Our sources of capital allow us to maintain flexibility for acquisitions that offer opportunities to implement our operating strategies and to achieve an acceptable rate of return. We will continue to purchase domestic and international bottling operations when such opportunities become available and are expected to increase long-term share-owner value.

Financing Activities

We used $38 million for financing activities in 1995 compared to $246 million in 1994, due principally to decreased debt repayments in 1995. Stock options exercised provided cash of $10 million in 1995 compared to $15 million in 1994. We repurchased common stock in 1995 under our current share repurchase program at a cost of $41 million compared to $28 million during 1994
(refer to Note 8). Other financing activity primarily includes the return of a collateral deposit related to interest rate swaps, and changes in the market value of Eurodollar futures contracts (refer to Note 5).

                        COCA-COLA ENTERPRISES INC.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (In millions)



                                               1995       1994       1993
                                              ------     ------     ------
Cash Flows From Operating Activities
Net income (loss)                             $   82     $   69     $  (15)
Adjustments to derive net cash provided
 by operating activities:
  Depreciation                                   318        282        254
  Amortization                                   211        179        165
  Deferred income tax provision                   22         46         60
  Gain from sale of ownership interest
    in bottling operation                         (9)         -          -
  Net changes in current assets and
    current liabilities                          (12)        58         22
  Additional nonoperating cash flows              32         (3)         7
                                              ------     ------     ------
  Net cash provided by operating
    activities                                   644        631        493
                                              ------     ------     ------

Cash Flows From Investing Activities
Capital expenditures                            (501)      (366)      (353)
Fixed asset dispositions                          16         18         19
Investments in bottling and other
  businesses, net of cash acquired ($260
  million was paid to The Coca-Cola
  Company for bottling operations
  in 1993)                                      (158)       (20)      (287)
Sale of ownership interest in bottling
  operations                                      17          -          -
Additional investing activities                    6         (6)         -
                                              ------     ------     ------
Net cash used in investing activities           (620)      (374)      (621)
                                              ------     ------     ------

Cash Flows From Financing Activities
Issuance of debt                                 301        355        822
Settlements of debt obligations                 (315)      (562)      (668)
Stock purchases for treasury                     (41)       (28)       (17)
Cash dividend payments on common and
  preferred stock                                 (7)        (7)        (6)
Exercise of employee stock options                10         15          2
Additional financing activities                   14        (19)         -
                                              ------     ------     ------
Net cash (used in) provided by
  financing activities                           (38)      (246)       133
                                              ------     ------     ------
Net (Decrease) Increase in Cash and Cash
  Equivalents During Each Year                   (14)        11          5
Cash and cash equivalents at beginning
  of each year                                    22         11          6
                                              ------     ------     ------
Cash and Cash Equivalents at End
  of Each Year                                $    8     $   22     $   11
                                              ======     ======     ======


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
---------------------------------------------------------------------------

FINANCIAL POSITION - 1995

Assets

The increase in trade accounts receivable results primarily from increased revenues in December 1995 when compared to December 1994. Amounts due from The Coca-Cola Company at December 31, 1995 represent $19 million of amounts receivable for marketing support payments and are net of $13 million in amounts payable for purchases of ingredients. The increase in machinery and equipment results principally from an increased rate of cold drink equipment placement. At December 31, 1995, the Company has $130 million of current deferred tax assets principally resulting from the anticipated utilization of net operating losses to reduce taxable income. The decrease in franchise and other noncurrent assets results primarily from amortization of franchise assets, offset by an increase of $140 million associated with franchise assets purchased in the Wichita acquisition.

Liabilities and Equity

Amounts due The Coca-Cola Company at December 31, 1994 represent amounts payable for purchases of ingredients and are net of $17 million in amounts receivable for marketing support payments. Total long-term debt increased during 1995 reflecting the issuance of (i) a net $250 million of 8.35% Zero Coupon Notes and $11 million of related discount amortization and
(ii) $50 million of Medium-Term Notes. This increase was offset by (i) a net decrease of $51 million in commercial paper and (ii) a scheduled maturity payment of $250 million of 8.35% Notes. The increase in the Company's total equity in 1995, including deferred tax liabilities, reduced our net debt to total capital ratio from approximately 56% to 55% at December 31, 1994 and 1995, respectively. Deferred income taxes increased $148 million in 1995 when compared to 1994, primarily as a result of the classification of the benefit associated with anticipated utilization of net operating losses in 1996 as a current deferred tax asset. The favorable change in the cumulative effect of currency translations results from the continued strength of the Dutch florin versus the U.S. dollar during 1995.

Environmental Contingencies

The Company incurs costs for the required removal, replacement, or modification of underground fuel storage tanks, and any required soil and groundwater remediation resulting from leaking tanks. Anticipated expenditures for tank removal, replacement, and remediation will aggregate approximately $30 million through 2002. Ongoing environmental compliance costs, including routine maintenance, monitoring, and other similar costs, are not significant. The Company also incurs costs in connection with other environmental programs covering the discharge of materials and waste water treatment and expects to spend an aggregate $11 million over the next two years under these programs. Expenditures after the next two years under these programs cannot be estimated. Expenditures for environmental programs aggregated $6 million, $12 million, and $9 million in 1995, 1994, and 1993, respectively. The Company believes that any amount it may be required to pay in excess of amounts recorded or disclosed above would not have a material adverse effect on its financial condition, cash flows, or results of operations.

The Company has been named as a potentially responsible party ("PRP") for the costs of remediation of hazardous waste at federal or state Superfund sites. The Company believes that any ultimate Superfund liability will not have a material effect on its financial condition, cash flows, or results of operations. At December 31, 1995, there were four federal sites where the Company's involvement or liability as a PRP was unresolved. In addition, there were 16 other federal and five state sites at which it has been concluded that the Company has no responsibility, ultimate liability amounts would be less than $100,000, or payments made to date by the Company are sufficient to satisfy all liability of the Company. Under current law, the Company's liability for clean-up of Superfund sites may be joint and several with other PRPs, regardless of the extent of the Company's use in relation to other users. As to any site where the Company may be liable, the Company has determined that there are other PRPs who are financially solvent as well, and that any hazardous waste deposited by the Company is minimal compared to amounts deposited by financially solvent PRPs.

                        COCA-COLA ENTERPRISES INC.

                       CONSOLIDATED BALANCE SHEETS
                      (In millions except share data)


                                                           December 31,
                                                     -----------------------
                                                      1995             1994
                                                     ------           ------
ASSETS

Current
  Cash and cash equivalents,
    at cost approximating market                     $    8           $   22
  Trade accounts receivable, less
    reserves of $33 and $34 million,
    respectively                                        510              467
  Amounts due from The Coca-Cola Company                  6                -
  Inventories:
    Finished goods                                      151              170
    Raw materials and supplies                           74               66
                                                     ------           ------
                                                        225              236
  Current deferred income taxes                         130                -
  Prepaid expenses and other current
    assets                                              103               85
                                                     ------           ------
  Total Current Assets                                  982              810

Property, Plant and Equipment
  Land                                                  182              170
  Buildings and improvements                            700              661
  Machinery and equipment                             2,774            2,390
                                                     ------           ------
                                                      3,656            3,221
  Less allowances for depreciation                    1,587            1,352
                                                     ------           ------
                                                      2,069            1,869
  Construction in progress                               89               94
                                                     ------           ------
                                                      2,158            1,963

Franchise and Other Noncurrent Assets                 5,924            5,965
                                                     ------           ------
                                                     $9,064           $8,738
                                                     ======           ======

LIABILITIES AND SHARE-OWNERS' EQUITY

Current
  Accounts payable and accrued expenses              $  796           $  795
  Amounts due The Coca-Cola Company                       -                3
  Current maturities of long-term debt                   63              291
                                                     ------           ------
  Total Current Liabilities                             859            1,089

Long-Term Debt                                        4,138            3,896

Retirement and Insurance Programs and
  Other Long-Term Obligations                           600              530

Deferred Income Taxes                                 2,032            1,884

Share-Owners' Equity
  Preferred stock, $35 stated value --
    1,000,000 shares authorized and
    issued                                               30               29
  Common stock, $1 par value -- Authorized
    500,000,000 shares; Issued 145,094,936
    and 143,841,182 shares, respectively                145              144
  Paid-in capital                                     1,346            1,301
  Reinvested earnings                                   144               70
  Cumulative effect of currency
    translations                                         38               21
  Common stock in treasury, at cost
  (16,543,458 and 14,636,598 shares,
  respectively)                                        (268)            (226)
                                                     ------           ------
                                                      1,435            1,339
                                                     ------           ------
                                                     $9,064           $8,738
                                                     ======           ======

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.
----------------------------------------------------------------------------

                           COCA-COLA ENTERPRISES INC.

                 CONSOLIDATED STATEMENTS OF SHARE-OWNERS' EQUITY
                    (In millions except per share data)


Three Years Ended                      Preferred   Common     Paid-in    Reinvested      Currency      Treasury    Share-Owners'
December 31, 1995                        Stock      Stock     Capital     Earnings     Translations      Stock         Equity
----------------------------------     ---------   ------     -------    ----------    -------------   --------    -------------
Balances at December 31, 1992             $ -        $142     $1,267       $ 32            $   -         $(187)       $1,254

Issuance of management stock
  performance awards                        -           -          6          -                -             -             6
Unamortized cost of management
  stock performance awards                  -           -         (6)         -                -             -            (6)
Expense amortization of management
  stock performance awards                  -           -          2          -                -             -             2
Conversion of executive deferred
  compensation to equity                    -           -          9          -                -             -             9
Purchase of common stock for
  treasury                                  -           -          -          -                -           (17)          (17)
Issuance of preferred stock to
  effect acquisition                       29           -          -          -                -             -            29
Issuance of treasury stock to
  effect acquisition                        -           -          -         (2)               -             7             5
Exercise of employee stock
  options                                   -           -          2          -                -             -             2
Currency translations                       -           -          -          -               (3)            -            (3)
Dividends on common stock (per
  share-$0.05)                              -           -          -         (6)               -             -            (6)
Net loss                                    -           -          -        (15)               -             -           (15)
                                          ---        ----     ------       ----            -----         -----        ------
Balances at December 31, 1993              29         142      1,280          9               (3)         (197)        1,260

Issuance of management stock
  performance awards                        -           1         30          -                -             -            31
Unamortized cost of management
  stock performance awards                  -           -        (31)         -                -             -           (31)
Expense amortization of management
  stock performance awards                  -           -          7          -                -             -             7
Forfeiture of management stock
  performance awards                        -           -          1          -                -            (1)            -
Purchase of common stock for
  treasury                                  -           -          -          -                -           (28)          (28)
Exercise of employee stock
  options                                   -           1         14          -                -             -            15
Currency translations                       -           -          -          -               24             -            24
Dividends on common stock
  (per share-$0.05)                         -           -          -         (6)               -             -            (6)
Dividends on preferred stock
  (refer to Note 7)                         -           -          -         (2)               -             -            (2)
Net income                                  -           -          -         69                -             -            69
                                          ---        ----     ------       ----            -----         -----        ------
Balances at December 31, 1994              29         144      1,301         70               21          (226)        1,339

Issuance of management stock
  performance awards                        -           -         18          -                -             -            18
Unamortized cost of management
  stock performance awards                  -           -        (18)         -                -             -           (18)
Expense amortization of
  management stock performance
  awards                                    -           -         36          -                -             -            36
Forfeiture of management stock
  performance awards                        -           -          -          -                -            (1)           (1)
Purchase of common stock for
  treasury                                  -           -          -          -                -           (41)          (41)
Exercise of employee stock
  options                                   -           1          9          -                -             -            10
Currency translations                       -           -          -          -               17             -            17
Dividends on common stock (per
  share-$0.05)                              -           -          -         (6)               -             -            (6)
Dividends on preferred stock
  (refer to Note 7)                         -           -          -         (2)               -             -            (2)
Preferred stock accretion (refer
  to Note 7)                                1           -          -          -                -             -             1
Net income                                  -           -          -         82                -             -            82
                                          ---        ----     ------       ----            -----         -----        ------
Balances at December 31, 1995             $30        $145     $1,346       $144            $  38         $(268)       $1,435
                                          ===        ====     ======       ====            =====         =====        ======

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

-------------------------------------------------------------------------------

Interest Rate and Currency Risk Management

Interest Rates

The Company uses interest rate swaps and other risk management instruments to manage its fixed/floating debt profile (refer to Note 5). The use of interest rate swaps and other risk management instruments had a favorable impact on interest expense of $3 million and $12 million in 1995 and 1994, respectively. A 1% increase or decrease in market interest rates would have increased or decreased interest expense for 1995 and 1994 by $11 million and $8 million, respectively.

Interest rate derivatives generally involve exchanges of interest payments based upon fixed and floating interest rates without exchanges of underlying face (notional) amounts of the designated hedges. The Company continually evaluates the credit quality of counterparties on interest rate swaps and other risk management instruments and does not believe that there is a significant risk of nonperformance by any of the counterparties.

Currency

Our international operations represented approximately 5% of consolidated net revenues and assets in 1995. As a result of our operations in the Netherlands, we are exposed to fluctuations in the exchange rate for the Dutch florin. We attempt to reduce our exposure to currency fluctuations through the use of currency forwards and options which hedge certain intercompany debt principal and interest payments denominated in Dutch florins (refer to Note 5). During 1995 and 1994, losses on currency forwards and options were less than $1 million in each year.

As currency exchange rates fluctuate, translation of the statements of operations of international businesses into U.S. dollars affects comparability of revenues and expenses between years. None of the components of consolidated results of operations were materially affected by exchange rate fluctuations in 1995 and 1994.

Pending Transactions and Events

Acquisitions

In October 1995, the Company signed a non-binding letter of intent to acquire all issued and outstanding shares of stock of the Ouachita Coca-Cola Bottling Company, Inc. ("Ouachita") for a total transaction value (purchase price plus acquired debt) of approximately $313 million (refer to Note 2). The purchase price is to be paid in cash, shares of Company common or convertible preferred stock, or a combination of each, at the election of individual Ouachita share owners. This transaction is expected to close in the first quarter of 1996.

In December 1995, the Company announced preliminary discussions for the acquisition of The Coca-Cola Company's bottling and canning operations in France and Belgium. These franchise territories include approximately 90% of the population of France and all of the population of Belgium. Because discussions are preliminary, there is no assurance this transaction will occur.

Accounting Developments

In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which is effective beginning in fiscal 1996. The Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be sold or discarded. The Company will adopt SFAS 121 in January 1996, and the effect of adoption is not expected to be material because the Company's current accounting policies provide for similar accounting treatment.

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation" ("SFAS 123") which is effective beginning in fiscal 1996. The Statement provides an option either to continue the Company's current method of accounting for stock-based compensation, or to adopt the fair value method of accounting which would require the Company to expense, over the service or vesting period, the fair value of employee stock-based compensation at the date of grant. Companies electing to continue using existing accounting rules will be required to provide additional disclosures including proforma disclosures of net income and earnings per share as if the Company adopted the new fair value method for recognition purposes in 1995. The Company intends to continue its present method of accounting for stock-based compensation; accordingly, the adoption of the Statement will have no effect with the exception of expanded disclosures required under the Statement. The 1995 footnote disclosures include disclosures assuming adoption as required by SFAS 123 (refer to Note 9).

OPERATIONS REVIEW - 1994-1993

In the opinion of management, the most meaningful comparison of operating results between 1994 and 1993 reflects 1993 excluding the impact of the Omnibus Budget Reconciliation Act on deferred income taxes (refer to Note 12), and including the effect of acquisitions as if they occurred on January 1, 1993 (refer to Note 2). "Comparable" results in this section refer to the results of operations adjusted for these items.

Operating income and earnings per share increased significantly in 1994 over 1993 as a result of volume and net revenues per case increases, combined with reduced net interest expense and a lower effective tax rate. Comparable 1994 operating income increased 13% over 1993 results, while comparable earnings per share applicable to common share owners increased 165% over 1993.

Cash operating profit (operating income before the deduction for depreciation and amortization) is one of the key standards by which management measures its operating performance. This measurement is provided as a supplement, and not as an alternative, to operating income as an indicator of operating performance, and cash flows from operating activities as a measure of liquidity, each as defined by generally accepted accounting principles. Actual 1994 cash operating profit increased 12% over 1993, while comparable results increased 9%.

Net operating revenues for 1994 increased 10% over 1993, while comparable net operating revenues for 1994 increased approximately 6%. The increase in comparable net revenues resulted primarily from a 4 1/2% increase in bottle and can case sales volume and a 1/2% increase in domestic net revenues per case.

Volume growth in 1994 resulted primarily from strong carbonated beverage growth in our core brands and the introduction of new products. Significant growth in noncarbonated products also contributed to total volume growth in 1994. We also experienced growth in 1994 comparable fountain gallon volume of 3 1/2% over 1993.

Net revenues per case increases in 1994 reflected a combination of net selling price increases (part of a strategy to counter the anticipated significant packaging cost increases which occurred in January 1995) and a product mix shift into higher priced products, packages and distribution channels.

Cost of wholesale sales per physical case for 1994 increased 1/2% over 1993, while comparable domestic cost of sales decreased 1/2%. This decrease was primarily attributable to favorable packaging cost decreases which more than offset ingredient cost increases.

Selling, general, and administrative expenses for 1994 increased 9% from 1993 levels, primarily as a result of the increased case sales volume and acquisitions during 1994 and 1993. Selling, general, and administrative expenses as a percentage of sales decreased slightly from 31.3% in 1993 to 31.1% in 1994.

Interest expense decreased in 1994 as compared to 1993, reflecting the decreased 1994 debt balance and a lower weighted average borrowing rate of 7.2% during 1994 as compared to 7.6% during 1993.

Income taxes decreased as a percentage of earnings before income taxes in 1994, reflecting a lower effective tax rate of 46% for 1994 as compared to 55% (excluding the one-time charge) for 1993. The change in the effective tax rate from 1993 to 1994 was principally due to the level of pretax income in each period and the relationship of nondeductible expenses to pretax income.

CASH FLOW REVIEW - 1994-1993

Cash Operating Activities

Net cash provided by operating activities in 1994 increased 28% over 1993, primarily resulting from a higher net income level and favorable working capital changes. The increase in depreciation expense in 1994 reflects the results of capital spending and 1993 acquisitions. The increase in amortization expense in 1994 primarily reflects: (i) franchise amortization resulting from the full-year effect of June 1993 acquisitions (refer to Note 2), (ii) additional restricted stock grants (refer to Note 9), and (iii) grants of stock performance-based executive stock options (refer to Note 9). The 1993 increase in the deferred income tax provision primarily reflects the $40 million one-time adjustment.

Investing Activities

Net cash used in investing activities in 1994 decreased 40% from 1993 primarily as a result of greater acquisition activity during 1993. Capital expenditures in 1994 increased 4% over 1993. In 1993, we acquired bottling companies for an aggregate purchase price of $426 million, and at a cash cost of $287 million (refer to Note 2).

Financing Activities

We used $246 million for financing activities in 1994 compared to $133 million in cash funds provided by financing activities in 1993. This difference results primarily from using available cash to reduce our debt balance by $207 million in 1994, compared to a net increase in debt of $154 million in 1993. Stock options exercised throughout 1994 provided cash of $15 million. We repurchased common stock at a cost of $28 million under our share repurchase program in 1994 when compared to $17 million during 1993. Other financing activity primarily includes payment of a collateral deposit related to interest rate swaps, and changes in the market value of Eurodollar futures contracts (refer to Note 5).

                          COCA-COLA ENTERPRISES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Significant Accounting Policies

The Company's Business: The Company markets, distributes, and produces liquid nonalcoholic refreshment products under franchise agreements with The Coca-Cola Company and certain other franchisers. The Company operates in 38 states, the District of Columbia, the U.S. Virgin Islands, the islands of Tortola and Grand Cayman, and the Netherlands.

Basis of Presentation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.
The Company's fiscal year ends December 31. For quarterly reporting, the Company reports on a Friday close to the end of the quarterly calendar period for reporting and comparison convenience. Management of the Company is required to make estimates in the preparation of the financial statements and accompanying notes that affect reported amounts. Actual results could differ from these estimates.

Cash Equivalents: Cash equivalents include all highly liquid cash investments purchased with original maturity dates less than three months. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

Concentrations of Credit Risk: The Company sells its products to chain store and other customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure to credit losses and maintains allowances for anticipated losses. The Company's accounts receivable from the sale of products are collected within approximately 30 days.

Inventories:  The Company values its inventories on the first-in, first-out
(FIFO) method.

Property, Plant and Equipment: Property, plant and equipment assets are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of 20 to 40 years for buildings and improvements and 3 to 14 years for machinery and equipment. Leasehold improvements are amortized over the remaining contractual lease term.

Franchise and Other Noncurrent Assets: Franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchiser within specified territories. The majority of the Company's franchise agreements are perpetual, reflecting a long and ongoing relationship with The Coca-Cola Company and other franchisers. The Company's agreements covering its operations in the Caribbean and the Netherlands are not perpetual because
The Coca-Cola Company does not grant perpetual franchise rights outside the United States. The Company believes these agreements are effectively perpetual and will continue to be renewed at each expiration date.

Franchise assets, recorded in the financial statements at cost net of accumulated amortization, are amortized on a straight-line basis predominately over the maximum allowed estimated period of benefit of 40 years. Accumulated franchise amortization amounted to $1,069 million and $895 million at December 31, 1995 and 1994, respectively. Other noncurrent assets are not significant to the total.

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

Management Stock Performance Plans: The Company accounts for stock-based compensation plans under APB Opinion No. 25 and related Interpretations. As part of the Company's overall management compensation program, the Company issues stock compensation awards to key executives which vest over time based solely on aggressive stock performance goals. The Company believes these awards enhance the focus of key executives on share-owner value. The costs associated with these plans are charged to paid-in capital upon award as an unearned compensation intangible asset and amortized over the estimated vesting period as compensation amortization expense. Changes to the anticipated ultimate vesting period are based on management's judgment and the impact of these changes are reflected in the financial statements in the period of change and subsequent periods.

Insurance Programs: The Company is generally self-insured for costs related to workers' compensation, health and welfare claims, business interruption resulting from certain events, and comprehensive general, product, and vehicle liability. Losses are accrued using actuarial assumptions followed in the insurance industry, adjusted for company-specific history and expectations. The Company uses commercial insurance as a risk reduction strategy to minimize catastrophic losses.

Environmental Compliance and Remediation: Environmental maintenance, monitoring, and other similar compliance costs are expensed as incurred. Environmental remediation costs are accrued when environmental assessments and/or the need for remediation are probable and the cost can be reasonably estimated. Environmental remediation costs which improve the condition of the property, as compared to the condition when constructed or acquired, are capitalized.

Currency Translation: Assets and liabilities of the Netherlands operations are translated from Dutch florins into U.S. dollars at the rate of currency exchange at the end of the fiscal period. Revenues and expenses are translated at average monthly exchange rates prevailing during the year. Resulting translation differences are recognized as a component of share-owners' equity.

Derivative Financial Instruments: To manage interest rate and currency exposures, the Company uses (i) interest rate swaps, futures, and options and
(ii) currency forwards and options. The Company specifically designates interest rate swaps, futures, and options as hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period they occur. Realized and unrealized gains and losses arising from currency forwards and options are recognized as adjustments to the gains and losses resulting from the underlying hedged transactions. The Company does not hold or issue financial instruments for trading purposes.

Marketing Costs and Support Arrangements: The Company directs various advertising and marketing programs supported by or with The Coca-Cola Company and other franchisers. Certain costs incurred by the Company under these programs are reimbursed by the applicable franchiser. All costs related to marketing and advertising the Company's products are expensed in the period incurred or expensed ratably over the year as revenues are earned or as other performance measures are met. All funding for marketing programs is recognized as income in the period earned or recognized ratably over the year as other performance measures are met. Funding for cold drink infrastructure development is recognized as expenses are incurred.

Net Income (Loss) Per Common Share Applicable to Common Share Owners: Net income (loss) per common share applicable to common share owners is computed by dividing net income (loss) applicable to common share owners by the weighted average number of common shares outstanding.

Note 2 - Acquisitions and Divestitures -- Upon acquisition of companies with franchise rights, the Company obtains the right to market, distribute, and produce beverage products of The Coca-Cola Company and/or other franchisers in the franchise territories of the acquired companies. All acquisitions in the periods covered by this report were accounted for under the purchase method of accounting. The results of operations of these acquired companies are included in the consolidated statements of operations as of or near the respective acquisition date. The assets and liabilities of acquired companies are included in the Company's consolidated balance sheets at their estimated fair values on the date of acquisition.

In January 1995, the Company acquired all the issued and outstanding shares of stock of the Wichita Coca-Cola Bottling Company ("Wichita") for $150 million in cash at closing. Later in 1995, an additional $7 million in purchase price was paid to the sellers as a result of tax benefits accruing to the Company. The Wichita bottling operations are located in portions of Colorado, Kansas, Missouri, and Nebraska.

Also in January 1995, the Company sold its 50% ownership interest in The Coca-Cola Bottling Company of the Mid South ("Mid South") located in Jackson, Mississippi to Ouachita Coca-Cola Bottling Company, Inc.
("Ouachita") for $17 million. This sale resulted in a pre-tax gain of $9 million ($0.04 per common share after taxes). The Company's interest in Mid South will be reacquired as a result of the Ouachita acquisition discussed further below.

In 1994, the Company acquired: (i) a bottling operation in Shelbyville, Kentucky for an aggregate purchase price of approximately $6 million,
(ii) approximately $8 million of the preferred stock of a manufacturer supplying certain packaging used in the Company's manufacturing process
(refer to Note 15), and (iii) approximately 4% of the outstanding common stock (9% of the voting shares) of The Coca-Cola Bottling Company of New York, Inc. ("New York") from The Coca-Cola Company for $6 million in cash. The Company has a five-year right of first refusal on the remaining New York shares held by The Coca-Cola Company, with the option to enter into negotiations for these shares after two years.

On June 30, 1993, the Company acquired, from The Coca-Cola Company, the stock of: (i) Coca-Cola Beverages Nederland B.V. in the Netherlands, (ii) Roddy Coca-Cola Bottling Company, Inc. in Knoxville, Tennessee, and (iii) Coca-Cola Bottling Company of Johnson City in Johnson City, Tennessee for an aggregate purchase price of $366 million in cash and assumed debt. Summarized unaudited proforma results of operations of the Company reflecting: (i) an assumption that the acquisition occurred as of the beginning of 1993,
(ii) adjustments for the repayment of assumed debt, (iii) financing the transaction at a rate of 3.1%, and (iv) amortization of the franchise asset acquired are as follows (in millions except per share data):

     Net operating revenues           $5,667
                                      ======
     Net loss                         $  (15)
                                      ======
     Net loss per common share        $(0.11)
                                      ======

Also in 1993, in separate transactions, the Company acquired bottling operations in Arkansas and a design and engineering company. The aggregate purchase price for these acquisitions approximated $60 million in common stock, preferred stock, and debt.

Pending Transactions: In October 1995, the Company signed a non-binding letter of intent to acquire all the issued and outstanding shares of stock of Ouachita for a total transaction value (purchase price plus acquired debt) of approximately $313 million. The purchase price is to be paid in cash, shares of Company common or convertible preferred stock, or a combination of each, at the election of individual Ouachita share owners. The Ouachita bottling operations are located in sections of Arkansas, Louisiana, and Mississippi. The proposed transaction is subject to negotiation of a definitive purchase agreement, among other things, and is expected to close during the first quarter of 1996.

In December 1995, the Company announced preliminary discussions for the acquisition of The Coca-Cola Company's bottling and canning operations in France and Belgium. These franchise territories include approximately 90% of the population of France and all of the population of Belgium. Because discussions are preliminary, there is no assurance this transaction will occur.

Note 3 - Accounts Payable and Accrued Expenses consists of the following at December 31 (in millions):

                                                   1995          1994
                                                   ----          ----
Trade accounts payable                             $177          $224
Accrued advertising costs                           120           110
Accrued compensation costs                           84            98
Accrued insurance costs                              84            73
Accrued interest costs                               82            84
Deposits on containers and shells                    74            62
Accrued taxes                                        65            53
Unearned revenues                                    44             6
Additional accrued expenses                          66            85
                                                   ----          ----
                                                   $796          $795
                                                   ====          ====

Note 4 - Long-Term Debt, including current maturities, consists of the following at December 31 (in millions):

                                                   1995          1994
                                                  ------        ------
Commercial Paper                                  $  777        $  828
6.50% Notes due 1997                                 300           300
7.00% Notes due 1999                                 200           200
7.875% Notes due 2002                                500           500
8.00% Notes due 2005                                 250           250
8.50% Debentures due 2012                            250           250
8.75% Debentures due 2017                            154           154
8.35% Zero Coupon Notes due 2020
  (net of unamortized discount
  (i.e. interest costs) of $1,671)                   261             -
8.00% and 8.50% Debentures due 2022                1,000         1,000
6.75% Debentures due 2023                            250           250
8.35% Notes due 1995                                   -           250
Additional debt                                      259           205
                                                  ------        ------
                                                  $4,201        $4,187
                                                  ======        ======

Aggregate maturities of long-term debt during the next five years are as follows (in millions): 1996 - $63; 1997 - $307; 1998 - $10; 1999 - $979;
and 2000 - $2.

The Company's commercial paper program is supported by a revolving bank credit agreement maturing in December 1999 and two short-term credit facilities, all aggregating $1.2 billion. An aggregate $777 million of commercial paper supported by these agreements was outstanding at December 31, 1995. The weighted average annual interest rates on amounts outstanding under the commercial paper program were approximately 5.7% and 6% at December 31, 1995 and 1994, respectively.

The revolving bank credit agreement and the outstanding notes and debentures contain various provisions which, among other things, require the Company to maintain a defined leverage ratio and limit the incurrence of certain liens or encumbrances in excess of defined amounts. None of these restrictions negatively impacts the Company's liquidity or capital resources at this time.

Note 5 - Derivative Financial Instruments

Interest Rate Risk Management: The Company uses interest rate swaps and other risk management instruments to manage its fixed/floating debt profile. The use of interest rate swaps and other risk management instruments had a favorable impact on interest expense of $3 million and $12 million in 1995 and 1994, respectively. The Company's activities in 1995 and 1994 with respect to derivative financial instruments that were significant to the Company are discussed further below.

During 1995 and 1994, the Company was party to an interest rate swap covering debt with a total amount of $150 million outstanding. This swap, currently outstanding and expiring in December 1996, changes the floating interest rate exposure on $150 million of commercial paper to fixed interest rate exposure.

During 1995 and 1994, the Company was party to two additional interest rate swaps with notional amounts ranging from $250 million to $500 million. At December 31, 1995 and 1994, the outstanding notional amounts were $250 million and $493 million, respectively. These swaps changed fixed interest rate exposure to floating interest rate exposure on (i) $250 million 8% Debentures due 2022 and (ii) $250 million of the $750 million 8.5% Debentures due 2022. The notional amounts of these swaps are amortized (i.e., reduced) quarterly dependent upon interest rate fluctuations. The notional amount of the swap entered into in 1991 and designated for the 8.5% Debentures began being amortized in 1994 and was fully amortized during 1995. The notional amount of the swap entered into in 1993, with a final maturity date in 2023, designated for the 8% Debentures may begin to amortize in 1996. The expiration date of the remaining swap is the earlier of (i) the notional amount being reduced to zero or (ii) the final maturity date.

The fixed to floating swaps are subject to a bilateral security agreement allowing one party to the agreement to require the second party to the agreement to establish a cash collateral account equal to the fair value of the swap adjusted by a threshold amount. Collateral amounts deposited by the Company totaled $9 million and $31 million at December 31, 1995 and 1994, respectively.

The Company uses Eurodollar futures contracts to hedge its floating interest rate exposure on portions of the above swaps. During 1995 and 1994, the Company was party to Eurodollar futures contracts with notional amounts aggregating $250 million extending through June 1996. Deferred (losses)/gains were $(1) million and $8 million at December 31, 1995 and 1994, respectively. Deferred gains or losses are amortized as adjustments to interest expense over the three-month contract period beginning on the final settlement date of each contract.

The Company uses LIBOR caps to reduce the potential impact of increases in interest rates on commercial paper. LIBOR caps limit the Company's interest costs on specified amounts of commercial paper to a maximum rate. Premiums paid for LIBOR caps are amortized to interest expense over the terms of the LIBOR caps. During 1995 and 1994, the Company had LIBOR caps outstanding with notional amounts ranging from $50 million to $600 million. At December 31, 1995 and 1994, the Company had $450 million and $50 million, respectively, of LIBOR caps outstanding. No amounts were received during 1995 or 1994 under LIBOR cap agreements.

Currency Risk Management: The Company uses currency forwards and options to hedge certain intercompany debt principal and interest payments from the Netherlands. At December 31, 1995, the Company was not a participant in currency forwards or options. At December 31, 1994, the Company had currency forwards and options outstanding to exchange Dutch florins for U.S. dollars in the amount of $1 million. During 1995 and 1994, currency forwards and options to exchange Dutch florins for U.S. dollars in the amount of $37 million and $15 million, respectively, settled or expired. These forwards and options resulted in realized losses of less than $1 million in each year. Gains or losses deferred at December 31, 1995 and 1994 for currency forwards and options were not significant.

Credit Risk: The Company is exposed to credit losses in the event of nonperformance by counterparties on interest rate swaps and other risk management instruments. The Company does not believe there is a significant risk of nonperformance by any of the parties to these instruments. Amounts due to the Company under these agreements were not significant at December 31, 1995.

Note 6: Fair Value of Financial Instruments -- The carrying amounts and fair values of the Company's financial instruments at December 31 are summarized as follows (in millions; (liability)/asset):

                                          1995                   1994
                                  --------------------   -------------------
                                  Carrying     Fair      Carrying    Fair
                                   Amount      Value      Amount     Value
                                  --------    --------   --------   --------

Cash and cash equivalents         $     8     $      8   $     22   $     22
Long-term debt                     (4,201)      (4,685)    (4,187)    (4,060)
Warrants                                -            -          -         (8)
Futures contracts                       -           (1)         -          8
Interest rate swaps                     -          (12)         -        (49)


The following methods and assumptions are used in estimating fair values for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

Long-term debt and warrants: The term of commercial paper instruments and the variable interest rate on variable debt result in the recorded liabilities of these instruments approximating their fair values. The fair values of the Company's long-term debt, representing the amount at which the debt could be exchanged on the open market, are determined using the Company's current incremental borrowing rate for similar types of borrowing arrangements. The Company does not anticipate any significant refinancing activities which would settle long-term debt at fair value.
The fair values of the Company's warrants were estimated at December 31, 1994 based on valuations from investment banks. The debt warrants outstanding at December 31, 1994 were exercised during 1995 for the issuance of 8.35% Zero Coupon Notes due 2020 (refer to Note 4).

Derivatives: The fair values of the Company's futures contracts are estimated based on current settlement values. The fair values of the Company's interest rate swaps are estimated based on valuations from investment banks.

Note 7 - Preferred Stock -- In connection with the 1993 acquisition of the Coca-Cola Bottling Company of Northeast Arkansas, Inc., the Company issued 1,000,000 shares of nonvoting convertible preferred stock with a stated value of $35 per share. Each share is convertible into one share of common stock at any time at the option of the holder. The preferred stock may be called by the Company at any time for cash equal to its stated value plus accrued dividends. The preferred stock pays cumulative cash dividends of 3% per annum for the first five years and 4.29% per annum for the following five years, adjusting to an annual rate equal to LIBOR plus 1% thereafter.
The value of the preferred stock at date of acquisition ($29 million, reflecting an annual market dividend cost of approximately 6% at issuance) is being increased to its stated value over the following ten years.

Note 8 - Share Repurchases -- In August 1994, the Company began a share repurchase program under which the Company may repurchase up to ten million shares of its outstanding common stock. The Company repurchased (i) 1,863,700 shares with an aggregate cost of $41 million in 1995 and (ii) 1,558,000 shares with an aggregate cost of $28 million in 1994. Under a previous repurchase program during 1993, the Company repurchased 1,153,900 shares of its common stock for an aggregate cost of approximately $17 million. Repurchased shares are added to treasury stock and are available for general corporate purposes including the funding of various employee benefit and compensation plans.

Note 9 - Stock-Based Compensation Plans  --  The Company applies APB
Opinion No. 25 and related Interpretations in accounting for its plans.
FASB Statement No. 123 "Accounting for Stock-Based Compensation"
("SFAS 123") was issued by the FASB in 1995 and, if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. Adoption of SFAS 123 is optional; however, proforma disclosures as if the Company adopted the cost recognition requirements under SFAS 123 in 1995 are presented below.

The Company's stock option plans provide for the granting of nonqualified stock options to certain key employees. Generally, options outstanding under the Company's stock option plans: (i) are granted at prices which equate to or are above the market value of the stock on the date of grant,
(ii) vest ratably over either a three or four year service vesting period, and (iii) expire ten years subsequent to award. For certain senior executives receiving awards under a 1994 plan, the options are stock performance-based options and become exercisable solely upon attainment of certain increases in the market price of the Company's stock within five years from the date of grant. The compensation cost for the stock performance-based plan was $5 million and $1 million for 1995 and 1994, respectively. Costs in 1995 included an accelerated cost recognition of $3 million in the fourth quarter of 1995 resulting from the shortening of the estimated vesting periods of awards by management due to the market price performance of the Company's stock during the fourth quarter of 1995. Upon approval of the 1995 Stock Option plan, all unissued options under the 1994 Stock Option plan became available for grant under the 1995 plan.

A summary of the status of the Company's stock options as of December 31, 1995, 1994, and 1993 and changes during the year ended on those dates is presented below (shares in thousands):


                                        1995            1994             1993
                                   ---------------  --------------   ---------------
                                             Wgtd.           Wgtd.             Wgtd.
                                             Avg.            Avg.              Avg.
                                             Exer.           Exer.             Exer.
                                   Shares    Price   Shares  Price   Shares    Price
                                   ------   ------   ------ ------   ------   ------
Outstanding at beginning
  of year                           6,333    $15.71   6,042  $14.89   5,680    $14.94
Granted                               539     17.88   1,607   18.50   1,110     15.04
Exercised                            (599)    15.28    (917)  15.32    (150)    14.52
Canceled                             (128)    16.35    (399)  15.40    (598)    15.77
                                    -----             -----           -----
Outstanding at end of year          6,145     15.93   6,333   15.71   6,042     14.89
                                    =====             =====           =====

Options exercisable at
  year-end                          3,858             2,923           3,035
                                    =====             =====           =====
Options available for
  future grant                      2,354               680             287
                                    =====             =====           =====
Weighted average fair value
  of options granted during
  the year                          $7.58
                                    =====


The fair value of each option granted during 1995 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (i) dividend yield of .3%, (ii) expected volatility of 27%,
(iii) risk-free interest rate of 7.82%, and (iv) expected life of 6 years.

The following table summarizes information about stock options outstanding at December 31, 1995 (shares in thousands):


                     Options Outstanding                 Options Exercisable
            ---------------------------------------     -------------------------
                           Wgtd. Avg.
 Range of     Number        Remaining    Wgtd. Avg.       Number      Wgtd. Avg.
Exercise    Outstanding    Contractual    Exercise      Exercisable    Exercise
 Prices     at 12/31/95        Life        Price        at 12/31/95     Price
----------  ------------  ------------   ----------     -----------   ----------
$13 to $18     5,753           6.4         $15.59          3,697        $15.19
 18 to  22       392           7.8          20.94            161         20.52
               -----                                       -----
 13 to  22     6,145           6.5          15.93          3,858         15.41
               =====                                       =====


Of the 2,287,000 options unexercisable at December 31, 1995, 340,000 are stock performance-based options.

The Company's restricted stock award plans provide for awards to officers and certain key employees of the Company. For awards granted prior to 1994, restricted stock generally vests (i) when a participant retires, becomes disabled, or dies or (ii) based on the attainment of certain market price levels of the Company's stock. For awards granted 1994 and after, restricted stock generally vests only upon attainment of certain increases in the market price of the Company's common stock within five years from the date of grant. Upon approval of the 1995 restricted stock plan, all unissued restricted stock under the 1994 restricted stock plan was canceled and included in awards available for grant under the 1995 plan.

All restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Upon issuance of restricted shares, unearned compensation is charged to share-owners' equity for the cost of restricted stock and recognized as amortization expense ratably over the vesting periods, as applicable. The amount of unearned compensation recognized as expense was $31 million, $5 million, and $2 million for 1995, 1994, and 1993, respectively. Costs in 1995 included an accelerated cost recognition of $22 million in the fourth quarter resulting from the shortening of the estimated vesting period of awards by management due to the market price performance of the Company's stock during the fourth quarter of 1995. For awards granted prior to 1994, upon vesting of the restricted stock, the Company pays a cash amount to cover a portion of the employee's taxes. Expense recognized for this cost was $9 million, $1 million, and $1 million for 1995, 1994, and 1993, respectively. A summary of restricted stock award activity follows (shares in thousands):


                                         1995           1994          1993
                                        ------         ------        ------
Awards available for grant -
  beginning of year                         40            186           649
New awards authorized                    2,040            725             -
Available awards terminated                (40)          (186)            -
Restricted shares awarded                 (655)          (685)         (463)
                                        ------         ------        ------
Awards available for grant -
  end of year                            1,385             40           186
                                        ======         ======        ======
Restricted shares forfeited                 43             74            22
                                        ======         ======        ======
Weighted average market value
  of stock on grant date                $17.88         $17.69        $12.54
                                        ======         ======        ======

Had compensation cost for the Company's 1995 grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's net income, net income applicable to common share owners, and net income per common share for 1995 would approximate the proforma amounts below
(in millions except per share data):

                                       As Reported     Proforma
                                       -----------     --------

	Net income                               $  82         $  83
                                          =====          =====
	Net income applicable to
	  common share owners                    $  80          $  81
                                          =====          =====

	Net income per common share              $0.62          $0.63
                                          =====          =====

The effects of applying SFAS 123 in this proforma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

Note 10 - Pension and Certain Benefit Plans -- The Company sponsors qualified and nonqualified defined benefit pension plans and participates in certain multiemployer pension plans covering substantially all U.S. employees. The benefits related to Company-sponsored plans are based on years of service and employee compensation. The Company's policy is to fund no less than the minimum contribution required by applicable regulations, and has funded more than this requirement in order to enhance employee relations and manage costs. Company-sponsored qualified benefit plans are insured by the Pension Benefit Guaranty Corporation ("PBGC").
In addition to U.S. plans, the Company sponsors a supplemental defined benefit plan and an unfunded voluntary early retirement plan for certain international employees and participates in a multiemployer pension plan covering a majority of its international employees.

Total pension expense for multiemployer plans was $8 million in 1995, $7 million in 1994, and $6 million in 1993. The components of net pension expense for Company-sponsored plans are as follows (in millions):


                                              1995    1994    1993
                                              ----    ----    ----
     Service cost                             $ 20    $ 22    $ 20
     Interest cost on projected
       benefit obligation                       34      32      30
     Actual return on assets                   (77)    (11)    (62)
     Net amortization and deferral              41     (26)     26
                                              ----    ----    ----
     Net pension expense                      $ 18    $ 17    $ 14
                                              ====    ====    ====

The following table reconciles the funded status of Company-sponsored plans to amounts recognized in the consolidated balance sheets at December 31, segregated by (i) plans whose assets exceed the accumulated benefit obligation ("ABO") and (ii) plans whose ABO exceeds assets (in millions):

                                                   PBGC Insured Plans                         Other Plans
                                     ------------------------------------------         --------------------
                                            1995                   1994                  1995         1994
                                     ------------------     -------------------         -------      -------
                                     Assets       ABO       Assets        ABO            ABO           ABO
                                     Exceed     Exceeds     Exceed      Exceeds         Exceeds      Exceeds
                                      ABO       Assets        ABO       Assets          Assets       Assets
                                     ------     -------     ------      -------         -------      -------
Actuarial present value of
benefit obligations:

  Vested benefit obligation          $(345)      $(18)       $(279)      $(32)           $(29)        $(23)
                                     =====       ====        =====       ====            ====         ====
  Accumulated benefit
    obligation                       $(368)      $(47)       $(297)      $(39)           $(36)        $(30)
                                     =====       ====        =====       ====            ====         ====
  Projected benefit
    obligation                       $(422)      $(50)       $(340)      $(40)           $(47)        $(41)

Plan assets at fair value,
  primarily listed stocks,
  bonds and government
  securities                           419         37          377         28              23           19
                                     -----       ----        -----       ----            ----         ----
Plan assets in excess of
  (less than) projected
  benefit obligation                    (3)       (13)          37        (12)            (24)         (22)

Unrecognized net (gain) loss            (9)         9          (29)         6               -           (1)

Unrecognized prior service
  cost (asset)                          (3)         2          (11)         4              (8)          (8)

Unrecognized net transition
  (asset) liability and other           (9)         8          (11)         1               2            2
                                     -----       ----        -----       ----            ----         ----
Pension (liability) asset
  included in the consolidated
  balance sheets                     $ (24)      $  6        $ (14)      $ (1)           $(30)        $(29)
                                     =====       ====        =====       ====            ====         ====


Actuarial assumptions used in determining the projected benefit obligation are established as of September 30th of each fiscal year. Significant assumptions are listed as follows:


                                               1995    1994    1993
                                               ----    -----   ----
Domestic Plans:
  Discount rate                                7.5%    8.25%   7.5%
  Expected return on plan assets               8.5%     8.5%   8.5%
  Rate of increase in future
    compensation                                 5%       5%   5.5%
International Plans:
  Discount rate                                7.5%    8.25%   7.5%
  Expected return on plan assets               7.5%    8.25%   7.5%
  Rate of increase in future
    compensation                                 3%     3.5%   3.5%

The Company also sponsors a qualified defined contribution plan covering all full-time nonunion employees in the U.S. The Company matches 50% of a participant's voluntary contributions up to a maximum of 7% of a participant's compensation. Expense related to this plan was $15 million in 1995, $11 million in 1994, and $10 million in 1993.

Note 11 - Postretirement Benefits Plan -- The Company sponsors an unfunded defined benefit postretirement plan providing healthcare and life insurance benefits to substantially all nonunion and certain union U.S. retirees retiring with service exceeding minimums under the plan.

Postretirement benefits expense is comprised of the following components (in millions):

                                              1995     1994     1993
                                              ----     ----     ----
  Service cost attributed to service
    during the year                            $ 4      $ 4      $ 6
  Interest cost on accumulated
    postretirement benefit
    obligation                                  14       13       14
  Net amortization and deferral                 (8)      (9)      (9)
                                               ---      ---      ---
  Postretirement benefits expense              $10      $ 8      $11
                                               ===      ===      ===

Amounts recognized in the consolidated balance sheets at December 31 represent unfunded previously expensed obligations as follows (in millions):


                                            1995         1994
                                            ----         ----
  Accumulated postretirement benefit
  obligation:
    Retirees                                $125         $116
    Fully eligible active plan
      participants                            14            9
    Other active plan participants            67           54
                                            ----         ----
                                             206          179
  Unamortized excess prior
    service cost asset                       123          131
  Unrecognized net (loss) gain               (16)           5
                                            ----         ----
  Accrued postretirement benefit
    obligation                              $313         $315
                                            ====         ====

Actuarial assumptions used in determining the accumulated postretirement benefit obligation are established as of September 30th of each fiscal year. Significant assumptions are listed as follows:


                                                  1995        1994      1993
                                                  -----       -----     ----
  Discount Rate                                    7.5%       8.25%     7.5%
  Rate of increase in cost of benefits:
    Pre-Medicare                                  10.5%       11.7%      15%
    Post-Medicare                                    9%        9.3%      11%

The postretirement benefit plan is a defined dollar benefit plan limiting the effect of medical inflation to a maximum of 4% per year after 1995. Because the plan has established dollar limits for determining Company contributions, the effect of a 1% increase in the assumed healthcare cost trend rate is not significant.

Note 12 - Income Taxes -- The current income tax provision represents the amount of income taxes paid or payable for the year. The deferred income tax provision represents the change in deferred tax liabilities and assets and, for business combinations, the change in such tax liabilities and assets since the date of acquisition. Significant components of the provision for income taxes are as follows (in millions):

                                                1995     1994    1993
                                                ----     ----    ----
  Current:
    Domestic
      Federal                                   $29      $ 4     $ -
      State and local                            12        6       9
    International                                 -        2       1
                                                ---      ---     ---
  Total current provision                        41       12      10

  Deferred:
    Domestic
      Federal                                    20       38      20
      State and local                             3        9       2
      Rate change - federal                       -        -      40
    International                                (1)      (1)     (2)
                                                ---      ---     ---
  Total deferred provision                       22       46      60
                                                ---      ---     ---
  Total provision for income taxes              $63      $58     $70
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

A reconciliation of the expected income tax expense at the statutory federal rate to the Company's actual income tax provision follows (in millions):


                                          1995       1994       1993
                                          ----       ----       ----
  Statutory expense                        $51        $45        $19
  State expense - net of federal             5          3         (1)
  State benefits valuation
    allowance provision                      5          7          8
  Nondeductible items                        3          2          2
  Rate change - federal                      -          -         40
  Other, net                                (1)         1          2
                                           ---        ---        ---
                                           $63        $58        $70
                                           ===        ===        ===


Deferred income taxes are recognized for tax consequences of temporary differences between the financial reporting and tax bases of existing assets and liabilities by applying enacted statutory tax rates applicable to future years to such differences. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows
(in millions):

                                          1995         1994
                                         ------       ------
  Deferred tax liabilities:
    Franchise assets                     $2,200       $2,241
    Property, plant and equipment           225          184
                                         ------       ------
  Total deferred tax liabilities          2,425        2,425
                                         ------       ------
  Deferred tax assets:
    Net operating loss
      carryforwards                        (319)        (353)
    Employee and retiree benefit
      accruals                             (217)        (203)
    Other, net                             (107)         (97)
                                         ------       ------
  Total deferred tax assets                (643)        (653)
    Valuation allowance for deferred
      tax assets                            120          112
                                         ------       ------
  Net deferred tax liabilities            1,902        1,884
    Current deferred tax assets             130            -
                                         ------       ------
  Total deferred tax liabilities         $2,032       $1,884
                                         ======       ======

Deferred tax assets are recognized for the tax benefit of deductible temporary differences and federal and state net operating loss and tax credit carryforwards. Valuation allowances are recognized on these assets if it is believed to be more likely than not that some or all of the deferred tax assets will not be realized. Management believes the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from operations. Valuation allowances of $120 million and $112 million as of December 31, 1995 and 1994, respectively, were established for the remaining deferred tax assets. Included in the valuation allowance as of December 31, 1995 and 1994 were $68 million and $62 million, respectively, for net operating loss carryforwards of acquired companies.

Federal tax operating loss carryforwards aggregating $721 million have arisen principally from the additional tax deductions resulting from elections filed under Section 338 of the Internal Revenue Code relating to various bottling companies acquired in 1986. These carryforwards are available to offset future federal taxable income through their expiration in varying amounts from 2001 through 2008.

Deferred tax assets recognized for the tax benefit of the aforementioned losses are classified as current assets according to the expected reversal date. Accordingly, the Company classified $130 million at December 31, 1995 as current assets principally resulting from net operating losses expected to reverse within one year.

Note 13 - Related Party Transactions -- The Coca-Cola Company owns approximately 44% of the Company's outstanding common shares, and the Company generates approximately 90% of its product sales volume from the sale of products of The Coca-Cola Company. The Company and The Coca-Cola Company have entered into various transactions and agreements in the ordinary course of business. Certain transactions and agreements entered into between the Company and The Coca-Cola Company are disclosed in other sections of the accompanying financial statements and related notes. The following discusses other significant transactions between the Company and The Coca-Cola Company and its affiliates.

Fountain Syrup and Package Product Sales: The Company sells fountain syrup to The Coca-Cola Company in certain territories and delivers this syrup to certain major or national accounts on behalf of The Coca-Cola Company. In addition, the Company sells bottle and can products to The Coca-Cola Company at prices equating amounts charged by the Company to its major customers. During 1995, 1994, and 1993, The Coca-Cola Company paid the Company approximately $253 million, $235 million, and $220 million, respectively, for fountain syrup, bottle and can products, and delivery and billing services.

Marketing Support Arrangements: The Coca-Cola Company engages in a variety of marketing programs, local media advertising, and other similar arrangements to promote the sale of products of The Coca-Cola Company in territories operated by the Company. In 1995, 1994, and 1993, total direct marketing support paid or payable to the Company, or on behalf of the Company by The Coca-Cola Company, approximated $343 million, $319 million, and $256 million, respectively. In addition, to partially fund costs associated with an increased rate of cold drink equipment placement, cold drink infrastructure development funding paid or payable to the Company by The Coca-Cola Company approximated $55 million and $33 million in 1995 and 1994, respectively. Pursuant to a cooperative advertising and trade arrangement with The Coca-Cola Company, the Company paid The Coca-Cola Company an additional $82 million, $71 million, and $65 million in 1995, 1994, and 1993, respectively, for local media and marketing program expense.

Note 14 - Environmental Matters -- The Company incurs costs for the required removal, replacement, or modification of underground fuel storage tanks, and any required soil and groundwater remediation resulting from leaking tanks. Ongoing environmental compliance costs, including routine maintenance, monitoring, and similar costs, are not significant. The Company also incurs costs on other environmental programs covering the discharge of materials and waste water treatment. Expenditures made in connection with the Company's environmental programs aggregated $6 million, $12 million, and $9 million in 1995, 1994, and 1993, respectively. The Company believes that any amount it may be required to pay in excess of amounts previously funded or accrued as an expense would not have a material adverse effect on its financial position, cash flows, or results of operations.

The Company has been named as a potentially responsible party ("PRP") for the costs of remediation of hazardous waste at federal or state Superfund sites. The Company believes that any ultimate Superfund liability will not have a material adverse effect on its financial position, cash flows, or results of operations. At December 31, 1995, there were four federal sites for which the Company's involvement or liability as a PRP was unresolved. In addition, there were 16 other federal and five state sites for which it has been concluded that the Company either had no responsibility, the ultimate liability amounts would be less than $100,000 or payments made to date by the Company would be sufficient to satisfy all liability of the Company.

Under current law, the Company's liability for clean-up of Superfund sites may be joint and several with other PRPs, regardless of the extent of the Company's use in relation to other users. As to any site where the Company may be liable, the Company has determined that there are other PRPs who are financially solvent as well, and that any hazardous waste deposited by the Company is minimal when compared to amounts deposited by financially solvent PRPs.

Note 15 - Commitments and Contingencies -- The Company purchases substantially all of its PET (plastic) bottles from certain bottling cooperatives and other entities involved in the manufacture of plastic bottles. The Company has guaranteed payment of up to $240 million of indebtedness owed by these bottling cooperatives to third parties. At December 31, 1995, these manufacturers had approximately $160 million of indebtedness outstanding guaranteed by the Company. In addition, the Company has provided letters of credit aggregating approximately $82 million, primarily in connection with self-insurance programs.

As of December 31, 1995, the Company has entered into long-term purchase agreements with various suppliers. Subject to the supplier's quality and performance, the purchase commitments covered by these agreements aggregate approximately $1,310 million in 1996, $1,320 million in 1997, $901 million in 1998, $769 million in 1999, and $779 million in 2000.

The Company leases office and warehouse space, computer hardware, and machinery and equipment under lease agreements expiring at various dates through 2006. At December 31, 1995, future minimum lease payments under noncancellable operating leases aggregate approximately $53 million. Rent expense was approximately $31 million, $28 million, and $25 million during 1995, 1994 and 1993, respectively.

The Company is involved in various claims and legal proceedings which have arisen in the ordinary course of its business. The litigation filed in 1991 by Three Bridges

Investment Company contesting the Company's acquisition of Johnston
Coca-Cola Bottling Group has been settled. The settlement did not involve any payment of damages to the plaintiffs. The settlement requires that, for five years after the settlement, any proposed merger or consolidation with, purchase of an equity interest in, or other acquisition of an entity or other ownership interest from The Coca-Cola Company and certain affiliated companies for an aggregate value exceeding $10 million be approved by a committee of independent directors of the Company. It also requires the Company to continue its share repurchase program until at least April 1996, and that the defendants, including the Company, pay plaintiffs' attorneys fees up to a maximum of $350,000.

Note 16 - Supplemental Disclosures of Cash Flow Information -- Cash payments during the year were as follows (in millions):

                                                 1995       1994      1993
                                                 ----       ----      ----
  Interest (net of capitalized amount)           $320       $328      $330
                                                 ====       ====      ====
  Income taxes                                   $ 31       $  3      $ 10
                                                 ====       ====      ====

Changes in current assets and liabilities pertaining to operating activities were as follows (in millions):

                                                 1995      1994       1993
                                                 ----      ----       ----
  Trade accounts and other receivables           $(35)     $(12)      $  1
  Inventories                                      17       (35)        28
  Prepaid expenses and other assets               (20)       (9)         6
  Accounts payable and accrued expenses            26       114        (13)
                                                 ----      ----       ----
  (Decrease) increase in cash from
    operations                                   $(12)     $ 58       $ 22
                                                 ====      ====       ====

In conjunction with the acquisitions of bottling companies, the value of assets acquired, cash paid, equity and debt issued, and liabilities assumed were as follows (in millions):


                                                 1995       1994       1993
                                                 ----       ----       ----
  Fair value of assets acquired                  $172       $ 16       $774
  Cash paid                                      (160)       (12)      (287)
  Equity issued                                     -          -        (34)
  Debt issued                                       -          -         (1)
                                                 ----       ----       ----
  Liabilities assumed                            $ 12       $  4       $452
                                                 ====       ====       ====

Note 17 - Quarterly Financial Data -- Unaudited quarterly financial data follows (in millions except per share data):


                                                                                         Fiscal
            1995                         First (A)    Second      Third    Fourth (A)     Year
                                         ---------    ------      ------   ----------    ------
Net Operating Revenues                   $1,462      $1,827      $1,841     $1,643       $6,773
                                         ======      ======      ======     ======       ======

Gross Profit                             $  561      $  674      $  658     $  613       $2,506
                                         ======      ======      ======     ======       ======
Net Income (Loss) Applicable to
  Common Share Owners                    $    2(B)   $   46      $   35     $   (3)(C)   $   80
                                         ======      ======      ======     ======       ======
Net Income (Loss) Per Common
  Share (D)                              $ 0.02(B)   $ 0.35      $ 0.27     $(0.03)(C)   $ 0.62
                                         ======      ======      ======     ======       ======


                                                                                         Fiscal
        1994                              First      Second       Third     Fourth (A)    Year
                                         ------      ------      ------     ----------   ------

Net Operating Revenues                   $1,320      $1,610      $1,595      $1,486      $6,011
                                         ======      ======      ======      ======      ======

Gross Profit                             $  521      $  623      $  601      $  563      $2,308
                                         ======      ======      ======      ======      ======
Net Income (Loss) Applicable to
  Common Share Owners                    $   (7)     $   38      $   25      $   11      $   67
                                         ======      ======      ======      ======      ======
Net Income (Loss) Per Common
  Share (D)                              $(0.06)     $ 0.29      $ 0.19      $ 0.09      $ 0.52
                                         ======      ======      ======      ======      ======


-----------------------------------------

For quarterly reporting, the Company reports on a Friday close to the end of the quarterly calendar period for reporting and comparison convenience.

(A) Each quarter presented includes 91 days, except for the fourth quarter of 1994 which includes 92 days, the first quarter of 1995 which includes 90 days, and the fourth quarter of 1995 which includes
93 days.

(B) In January 1995, the Company sold its 50% ownership interest in Mid South for $17 million (refer to Note 2), resulting in an after tax gain of $5 million ($0.04 per common share after taxes).

(C) During the fourth quarter of 1995, the Company shortened the estimated vesting period related to management stock performance awards and options resulting in additional costs of $25 million ($0.12 per common share after taxes)(refer to Note 9).

(D) Due to the method used in calculating per share data as prescribed by Accounting Principles Board Opinion No. 15 and the timing of share repurchases by the Company, the per share data does not sum in certain instances to the per share data as computed for the quarter and the year.


                          COCA-COLA ENTERPRISES INC.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Board of Directors
Coca-Cola Enterprises Inc.


We have audited the accompanying consolidated balance sheets of Coca-Cola Enterprises Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations, share-owners' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Enterprises Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP



Atlanta, Georgia
January 22, 1996



COCA-COLA ENTERPRISES INC.
SELECTED FINANCIAL DATA
(In millions except per share data)

                                                                 Fiscal Year
                      ---------------------------------------------------------------------------------------------------

                                                                  1991
                                                         --------------------                                      1986 (H)
                      	1995(A)  1994   1993(B)  1992(C)  Proforma(D) Reported  1990(E)  1989(F)  1988(G)   1987    Proforma
                       -------  ----   -------  -------  ----------- --------  -------  -------  -------   ----    --------
OPERATIONS SUMMARY
Net operating
  revenues             $6,773  $6,011  $5,465   $5,127     $ 5,027    $3,915    $3,933  $3,822   $3,821   $3,327    $3,191
Cost of sales           4,267   3,703   3,372    3,219       3,170     2,420     2,400   2,350    2,303    1,953     1,872
                       ------  ------  ------   ------     -------    ------    ------  ------   ------   ------    ------
Gross profit            2,506   2,308   2,093    1,908       1,857     1,495     1,533   1,472    1,518    1,374     1,319
Selling, general, and
  administrative
  expenses              2,038   1,868   1,708    1,602       1,535     1,223     1,199   1,162    1,137    1,037     1,024
Restructuring
  provision                 -       -       -        -         152       152         9       -       27        -         -
                       ------   -----   -----   ------      ------    ------    ------  ------    -----   ------    ------
Operating income          468     440     385      306         170       120       325     310      354      337       295
Interest expense, net     326     310     328      312         312       210       200     193      202      160       188
Other nonoperating
  income (deductions),
  net                      (6)     (3)     (2)      (6)         (3)       (2)        3      10       12       (4)       (9)
Gain from sale of
  bottling operations       9       -       -        -           -         -        56      11      104        -         -
                       ------   -----   -----   ------      ------    ------    ------  ------    -----   ------    ------
Income (loss) before
  income taxes and
  cumulative effect
  of changes in
  accounting
  principles              145     127      55      (12)       (145)      (92)      184     138      268      173        98
Income taxes:
  Expense (benefit)
    excluding rate
    change                 63      58      30        3         (17)       (9)       91      66      115       85        77
  Rate change - federal     -       -      40        -           -         -         -       -        -        -         -
                       ------   -----   -----   ------      ------    ------     -----  ------     ----   ------    ------
Income (loss) before
  cumulative effect of
  changes in accounting
  principles               82      69     (15)     (15)       (128)      (83)       93      72      153       88        21
Cumulative effect of
  changes in accounting
  principles                -       -       -     (171)          -         -         -       -        -        -         -
                       ------   -----   -----   ------      ------    ------    ------  ------     ----   ------    ------
Net income (loss)          82      69     (15)    (186)       (128)      (83)       93      72      153       88        21
Preferred stock
  dividends                 2       2       -        -           9         9        16      18       10        -         -
                       ------   -----   -----   ------      ------    ------    ------  ------     ----   ------    ------
Net income (loss)
  applicable to common
  share owners         $   80   $  67   $ (15)  $ (186)     $ (137)   $  (92)   $   77  $   54     $143   $   88    $   21
                       ======   =====   =====   ======      ======    ======    ======  ======     ====   ======    ======
------------------------------------------------------------------------------------------------------------------------------------
OTHER OPERATING DATA

Depreciation expense   $  318   $ 282   $ 254   $  227      $  205    $  160    $  150  $  148     $143   $  123    $  108

Amortization expense      211     179     165      162         125        91        86      81       82       72        65

------------------------------------------------------------------------------------------------------------------------------------
SHARE AND PER SHARE DATA

Average common shares
  outstanding             129     130     129      129         129       116       119     130      139      140       140
Net income (loss) per
  common share before
  cumulative effect of
  changes in
  accounting
  principles           $ 0.62   $0.52  $(0.11)  $(0.11)     $(1.06)   $(0.79)   $ 0.65  $ 0.41    $1.03   $ 0.63    $ 0.15
Net income (loss)
  applicable to common
  share owners           0.62    0.52   (0.11)   (1.45)      (1.06)    (0.79)     0.65    0.41     1.03     0.63      0.15
Dividends per common
  share                  0.05    0.05    0.05     0.05        0.05      0.05      0.05    0.05     0.05     0.05         -
Closing stock price    26 7/8    18    15 1/4   12 1/4      15 3/8    15 3/8    15 1/2    16       15     14 1/4    14 1/4

------------------------------------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION

Property, plant and
  equipment, net       $2,158  $1,963  $1,890   $1,733      $1,706    $1,706    $1,373  $1,286   $1,180   $1,038   $   850
Franchise and other
  noncurrent assets     5,924   5,965   6,046    5,651       4,265     4,265     3,153   2,952    3,001    2,760     2,539
Total assets            9,064   8,738   8,682    8,085       6,677     6,677     5,021   4,732    4,669    4,250     3,811
Long-term debt          4,201   4,187   4,391    4,131       4,091     4,091     2,537   2,305    2,211    2,157     1,804
Share-owners' equity    1,435   1,339   1,260    1,254       1,442     1,442     1,627   1,680    1,808    1,526     1,448

------------------------------------------------------------------------------------------------------------------------------------

Fiscal periods presented are calendar years, beginning after 1991, and fiscal years ending on the Friday nearest December 31 prior to 1991. The Company acquired subsidiaries in each year presented and divested subsidiaries in certain periods. Such transactions, except for: (i) the acquisition of Johnston Coca-Cola Bottling Group, Inc. ("Johnston"), (ii) gains from the sale of certain bottling operations, and (iii) acquisitions in 1986, did not significantly affect the Company's operating results in any one fiscal period. All acquisitions and divestitures have been included in or excluded from, as appropriate, the consolidated operating results of the Company from their respective transaction dates.

(A) In January 1995, the Company sold its 50% ownership interest in The Coca-Cola Bottling Company of the Mid South ("Mid South") to the Ouachita Coca-Cola Bottling Company, Inc. ("Ouachita").
The Company signed a non-binding letter of intent to acquire 100% of Ouachita in a transaction that is expected to close early in 1996.
The Company's 50% interest in Mid South will be reacquired as a result of the acquisition of Ouachita.

(B) A one-time charge of $40 million ($0.31 per common share) to increase deferred income taxes resulted from a 1% increase in the corporate marginal income tax rate in connection with the Omnibus Budget Reconciliation Act of 1993.

(C) The adoption of FAS 106 and FAS 109 resulted in one-time charges to income. Fiscal periods prior to 1992 were not restated for these accounting changes.

(D) The proforma Operations Summary, Other Operating Data and Share and Per Share Data give effect to the acquisition of Johnston in December 1991 as though it had been completed at the beginning of 1991.

(E)     In June 1990, the Company sold its interest in Coca-Cola
Bottling Company of Ohio and Portsmouth Coca-Cola Bottling
Company. These operations were sold to Johnston and, as a result of the 1991 acquisition of Johnston, were reacquired by the Company.

(F) In February 1989, the Company sold its wholly owned subsidiaries, Goodwill Bottling Ltd. and Goodwill Bottling
North Ltd.

(G) In December 1988, the Company sold a wholly owned subsidiary, The Coca-Cola Bottling Company of Mid-America.
The Mid-America operations were sold to Johnston and, as a result of the 1991 acquisition of Johnston, were reacquired by the Company.

(H) The 1986 proforma amounts give effect to acquisitions during that year as if they had been completed at the beginning of 1986.


                              - 46 - and - 47 -