Form 10-K, Exhibit 13
period 1996-12-31
COCA COLA ENTERPRISES INC
filed 1997-03-10
CIK 804055

                             EXHIBIT 13
                    COCA-COLA ENTERPRISES INC.
                  MANAGEMENT'S FINANCIAL REVIEW


Coca-Cola Enterprises Inc. ("the Company") is the world's largest marketer, distributor, and producer of bottled and canned liquid nonalcoholic refreshments. In the United States we operate through exclusive and perpetual rights in franchise territories containing approximately 58% of all bottle and can product sales of The Coca-Cola Company. We own bottling franchise territories in 41 of the 50 United States and we are the sole licensed bottler for products of The Coca-Cola Company in Belgium, the Netherlands, and most of France. In February 1997 we expanded our territories to include Great Britain.

BUSINESS OBJECTIVES AND STRATEGIES

We are pleased with the Company's solid 1996 operating performance and our outlook for the future. We continue to see strong momentum in our domestic business and significant opportunities for profitable growth in our newly acquired European territories. Our greatest challenge is in maintaining and accelerating our current operating momentum in what we believe will be a tough competitive market while directing our cash resources toward profitable high-return projects and capitalizing on our international and domestic opportunities.

To ensure a continued focus on building share-owner value, we have defined our objectives and strategies. Our primary operating objective is to increase long-term operating cash flows through profitable increases in sales volume. We plan to achieve our operating objective through the continued execution of the following key strategies:

    - Creating and executing innovative and superior marketing programs at the local level.
    - Balancing volume growth with improved margins and sustainable increases in market share.
    - Developing profitable business partnerships with our customers.
    - Integrating our international and domestic acquisitions.
    - Structuring our compensation plans to help focus our employees on enhancing share-owner value.

Our primary financial objective is to deliver a superior investment return to our share owners. We strive to achieve this objective through the continued implementation and execution of the following key strategies:

    - Allocating resources appropriately between capital expenditures, infrastructure investment, share repurchases, acquisitions, and debt repayment.
    - Maintaining a capital structure which maximizes our financial flexibility, given current investment opportunities.
    - Continuing to evaluate acquisition opportunities that will result in long-term value.

INTERNATIONAL AND DOMESTIC EXPANSION

We believe our local market-driven operating philosophy and our decentralized operating structure are transportable outside the United States. Our recent acquisition in Great Britain, combined with our current operations in Belgium, France, the Netherlands, and the United States, enhances our position as a leader in the worldwide liquid nonalcoholic refreshment business. The following discusses our acquisition activity for 1996 and also includes information regarding our recent acquisition in February 1997.

International Acquisitions

On July 26, 1996, we acquired The Coca-Cola Company's bottling and canning operations in France and Belgium for a transaction value (purchase price and assumed debt, net of acquired cash) of approximately $915 million. These franchise territories encompass most of France and all of Belgium. The entities acquired were Coca-Cola Beverages S.A. (French bottler), Coca-Cola Production S.A. (French canner), and S.A. Beverage Sales Holding N.V. (owner of the Belgian bottler). For full-year 1996 the French bottler sold 168 million unit cases and the Belgian bottler sold 98 million unit cases.

On February 10, 1997, we purchased Coca-Cola & Schweppes Beverages Limited ("CCSB") from The Coca-Cola Company and Cadbury Schweppes plc for an aggregate transaction value (purchase price, assumed debt, and other long-term obligations) of approximately 1.2 billion British pounds sterling, or approximately $2 billion. CCSB produces and distributes beverage products of The Coca-Cola Company and Cadbury Schweppes plc in Great Britain. In 1996 CCSB sold 408 million unit cases.

Under favorable market and weather conditions, these newly acquired international operations are expected to enhance the Company's consolidated results of operations during the second and third quarters of 1997. For full-year 1997 we expect the above acquisitions to be dilutive by approximately 5 cents per common share after taxes based on current marketing plans and the competitive environment.

Domestic Acquisitions

On February 21, 1996, we acquired Ouachita Coca-Cola Bottling Company,
Inc. ("Ouachita") for a transaction value (purchase price and issued and assumed debt) of approximately $313 million. The purchase price was paid through a combination of cash, shares of the Company's common stock from treasury, and two types of convertible preferred stock as selected by individual Ouachita share owners. Ouachita operates in portions of Arkansas, Louisiana, and Mississippi.

Additionally, on August 12, 1996, we acquired Coca-Cola Bottling Company West, Inc. and a related company, Grand Forks Coca-Cola Bottling Co. (collectively "Coke West") for a transaction value (purchase price and assumed debt) of approximately $158 million. Coke West operates franchise territories in portions of Minnesota, Montana, North Dakota, South Dakota, and Wyoming.


SHARE-OWNER PARTNERSHIP IN OUR OBJECTIVES

The Coca-Cola Company owns approximately 45% of our outstanding common shares. The products of The Coca-Cola Company account for approximately
91% of our total revenues. Our fourteen-member Board of Directors includes four current or former executives of The Coca-Cola Company, one of whom serves as our chairman. All directors serving on our Board are accomplished individuals and are elected by our share owners.

                     MANAGEMENT'S FINANCIAL REVIEW


Management's Financial Review should be read in conjunction with the Company's consolidated financial statements and the accompanying footnotes and the cautionary statements at the end of this section.

OPERATIONS REVIEW - 1996
------------------------

In the opinion of management, cash operating profit, or net income before deducting interest, taxes, depreciation, amortization, and other nonoperating items, represents one of the key standards for measuring the Company's operating performance. For comparative purposes, operating results, including cash operating profit, are adjusted for impacts of acquisitions and one-time items. Accordingly, "comparable" results in this review are determined as follows:

     * 1996 operating results are adjusted to (i) exclude the impact of the 1996 international acquisition and (ii) exclude a $10 million ($0.05 per common share after taxes) favorable supplier settlement in first-quarter 1996.

     * 1995 operating results are adjusted to (i) include the proforma impact of the 1996 domestic acquisitions, as if the acquisitions were owned and operated by the Company for the same period in 1995 as in 1996 and (ii) exclude a $9 million ($0.04 per common share after taxes) gain from the sale of The Coca-Cola Bottling Company of the Mid South ("Mid South") in first-quarter 1995.

Overview

In 1996 the Company's cash operating profit results reflect strong, broad-based domestic volume growth, increased net revenues per case, and a slight decrease in domestic cost of sales per case. A reported 33% increase in 1996 net income applicable to common share owners is also attributable to the above factors and is further impacted by a lower effective tax rate for 1996. Net income per common share for 1996 was $0.85, reflecting a 37% increase over 1995.

Cash operating profit is used as a key standard by which management measures operating performance. Cash operating profit is a supplement to and not an alternative to operating income as an indicator of operating performance, or an alternative to cash flows from operating activities as a measure of liquidity, both of which are defined by generally accepted accounting principles ("GAAP"). In 1996 cash operating profit reached approximately $1.2 billion, reflecting 18% growth over 1995 actual results. On a comparable basis, cash operating profit reflected a 10% growth rate.

Based on the current outlook, we expect to generate comparable cash operating profit growth of approximately 9% in 1997. We plan to achieve this objective through the successful execution of our operating strategies.

Earnings per share increased 37% over 1995 levels. Reported 1996 net income per common share was $0.85 compared to reported 1995 results of $0.62 per common share. After excluding the first-quarter 1996 supplier settlement and the first-quarter 1995 gain on the sale of the Company's interest in Mid South, adjusted 1996 results were $0.80 per common share, or 38% above adjusted 1995 earnings of $0.58 per common share. The Company is currently expecting adjusted earnings per share to increase in 1997 by approximately 25%.

Net operating revenues are comprised principally of wholesale sales to retailers which account for approximately 96% of our net revenues. Reported net operating revenues for 1996 exceeded $7.9 billion representing a 17% increase over 1995. The increase in net operating revenues results from a 14.5% increase in bottle and can physical case sales volume, partially attributable to the 1996 acquisitions, and a 3% increase in net revenues per case.

Volume growth in 1996 resulted from strong domestic carbonated brand performance attributable to Coca-Cola classic, Barq's, Cherry Coke, and Sprite. Sprite continues to produce double-digit growth outpacing its 17% 1995 domestic growth rate. Domestic noncarbonated brand growth exceeded the carbonated brand performance with double-digit growth in Cool from Nestea, PowerAde, and the Company's primary still water products, NAYA and Evian. The Company's fastest growing package category was the 20-ounce and 1-liter size contour plastic bottle.

On a unit case basis, 91% of the Company's 1996 volume was from domestic operations and 9% was from international operations. In 1997 the Company expects that more than 25% of its volume and revenues will be from international operations. The significant increase in the international contribution to volume will be the result of including the Belgian and French bottlers for a full year and the acquisition of the British bottler for 10 months.

"Constant territory" physical case volume is defined as prior-year results adjusted to include volume of all acquired companies for the same periods in 1995 as those periods for which the entities were owned in 1996. Constant territory bottle and can physical case volume for 1996 increased over 1995 levels by 5.5%, following a 4.5% growth rate in 1995. The 1996 growth results from a 6% increase in domestic volume, higher than projected industry growth rates, combined with a 2% international volume growth. The 2% international constant territory volume growth rate is a reflection of the unfavorable weather conditions in Europe during 1996.

                       COCA-COLA ENTERPRISES INC.

                    CONSOLIDATED STATEMENTS OF INCOME
                   (In millions except per share data)



                                            Year Ended December 31,
                                         ------------------------------
                                          1996        1995        1994
                                         ------      ------      ------
Net Operating Revenues...........        $7,921      $6,773      $6,011
Cost of sales (purchases from
  The Coca-Cola Company -- $2,150,
  $1,828, and $1,683,
  respectively)...................        4,896       4,267       3,703
                                         ------      ------      ------
Gross Profit......................        3,025       2,506       2,308
Selling, general, and
  administrative expenses.........        2,480       2,038       1,868
                                         ------      ------      ------
Operating Income..................          545         468         440
Interest expense, net.............          351         326         310
Other nonoperating deductions, net            -           6           3
Gain from sale of ownership
  interest in bottling operation..            -           9           -
                                         ------      ------      ------
Income Before Income Taxes........          194         145         127
Income tax expense................           80          63          58
                                         ------      ------      ------
Net Income........................          114          82          69
Preferred stock dividends.........            8           2           2
                                         ------      ------      ------
Net Income Applicable to Common
  Share Owners....................       $  106      $   80      $   67
                                         ======      ======      ======
Average Common Shares Outstanding.          125         129         130
                                         ======      ======      ======
Net Income Per Share Applicable
  to Common Share Owners..........       $ 0.85      $ 0.62      $ 0.52
                                         ======      ======      ======


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

---------------------------------------------------------------------------

In 1997 the Company again expects to outperform domestic industry growth projections. International volume growth is expected to outpace domestic growth as marketing strategies to increase per capita consumption are employed in the newly acquired territories.

Net revenues per case and cost of sales per case increased 3% and 1%, respectively, over last year. However, 1996 reported growth rates are distorted when compared to 1995 results which do not include the operating results of the Company's significant international acquisition that occurred in third-quarter 1996. Therefore, management believes that its domestic operating results provide a better indication of underlying business trends.

In 1996 domestic bottle and can net revenues per case increased 1.5% over 1995 and domestic bottle and can cost of sales per case decreased by 1%, after adjusting for the favorable first-quarter 1996 supplier settlement. The increase in net revenues per case in 1996, compared to 1995, reflects favorable product, package, and channel mix shifts. Packaging cost decreases created a favorable domestic cost environment throughout 1996.

As a reflection of our decentralized organization and operating philosophy, we manage net revenues per case locally based on individual market conditions and opportunities. In 1997 we expect the marketplace to continue to be highly competitive.

Selling, general, and administrative expenses increased 22% in 1996 as compared to 1995. Additional costs associated with the 1996 international and domestic acquisitions led to reported increases in selling, general, and administrative expenses. Selling, general, and administrative expenses as a percent of net operating revenues increased from 30% of revenues in 1995 to 31% of revenues in 1996, because of the Company's current year investment in its infrastructure, including personnel and information systems.

Interest expense increased in 1996 as compared to 1995, reflecting a higher 1996 debt balance resulting primarily from the 1996 international and domestic acquisitions. For 1996 the weighted average cost of debt was 7.2% as compared to the 1995 weighted average cost of debt of 7.5%. Net interest expense for 1996 of $351 million will increase in 1997 primarily as a result of the full-year effect of the 1996 acquisitions and the 1997 acquisition of the British bottler. In 1997 net interest expense is expected to be between $530 and $540 million.

Income tax expense as a percentage of earnings before income taxes decreased reflecting a lower effective tax rate of 41% for 1996 as compared to 44% for 1995. The favorable change in the effective tax rate was principally due to the tax effect of the Company's expanded operations in Europe combined with the higher level of pretax profits in 1996. In 1997, assuming that the Company has higher pretax profits as anticipated, the effective tax rate should be lower than the 41% rate experienced in 1996.

CASH FLOW AND LIQUIDITY REVIEW - 1996
-------------------------------------

Capital Resources

In addition to our operating cash flows, our sources of capital include, but are not limited to, the issuance of public or private placement debt, bank borrowings, and the issuance of equity securities. We believe that short-term and long-term capital resources available to us are more than sufficient to fund our capital expenditure and working capital requirements, scheduled debt payments, interest and income tax obligations, dividends to our share owners, and plans for share repurchases.

We have available for issuance $3.1 billion in debt securities under a registration statement with the Securities and Exchange Commission. We satisfy seasonal working capital needs and other financing requirements with bank borrowings and short-term borrowings under our commercial paper program. Our commercial paper program is supported by a $1.5 billion multicurrency revolving bank credit agreement maturing in November 2001 and a $1 billion short-term credit facility. An aggregate of $648 million in commercial paper borrowings supported by these agreements was outstanding at December 31, 1996. The Company intends to continue to refinance borrowings under its commercial paper program with long-term fixed and floating rate financings. Additionally, the Company has $366 million available for our international bottlers under short-term bank credit facilities.

Summary of Cash Activities

Cash and cash investments increased $39 million during 1996. Our principal sources of cash consisted of operating cash flows of $1,006 million and proceeds from the issuance of debt aggregating $875 million. Our primary uses of cash were capital expenditures totaling $622 million, long-term debt payments totaling $359 million, share repurchases aggregating $183 million, and domestic and international acquisitions of $676 million.

Operating Activities

Net cash derived from operating activities in 1996 increased 56% over 1995, primarily resulting from higher net income and non-cash expenses aided by positive changes in working capital in 1996.
The increase in depreciation expense in 1996 is caused by increased capital spending and the 1996 domestic and international acquisitions. The increase in amortization expense in 1996 reflects additional franchise amortization from the 1996 acquisitions.

During 1987 the Company filed elections under Section 338 of the Internal Revenue Code relating to various bottling companies acquired in 1986.
Tax operating loss carryforwards (which can be used to reduce future taxable income) totaling $572 million as of December 31, 1996 have arisen principally from tax deductions for accelerated franchise amortization for tax purposes. The cost of franchise assets is amortized over the 40-year maximum period allowed under GAAP. We believe these assets, in actuality, do not decline in value but that the values are enhanced by our efforts.

For tax purposes, franchise assets are amortized primarily over 10 years. Since the Company completed its 10th fiscal year in 1995, the franchise asset created at the Company's formation was fully amortized for tax purposes in 1996. Cash income tax obligations increased between 1995 and 1996, resulting from the reduction in the Company's tax deduction for amortization.

Investing Activities

The significant increase in net cash used in investing activities in 1996 compared to 1995 is primarily a result of the 1996 domestic and international acquisitions of $676 million in cash, net of cash acquired. Capital expenditures in 1996 increased 24% over 1995 primarily because of the expansion of our cold drink program and the 1996 acquisitions. We expect 1997 capital expenditures to be from $800 to $900 million, including estimates for capital spending by the international operations acquired in 1997. We anticipate 20 to 30 percent of total capital expenditures will be invested in our international operations, corresponding with the anticipated 1997 volume of our international markets.

Since inception, the Company has acquired a number of bottling companies for a total purchase price of approximately $9.2 billion. Our sources of capital allow us to maintain financial flexibility as we continue to evaluate current investment opportunities under a disciplined acquisition strategy of acquiring businesses which offer us opportunities to implement our operating strategies, achieve our desired rates of return, and increase share-owner value over the long term.

Financing Activities

Financing activities provided a net $319 million in 1996 as compared to a net $38 million used in 1995. In 1996 we issued $875 million of public long-term debt and used the proceeds to refinance commercial paper obligations.

During the first four months of 1996, we completed our August 1994 share repurchase program by repurchasing 6,578,300 shares of common stock at a total cost of $183 million. On April 11, 1996, the Board of Directors approved a new 10 million share common stock repurchase program. There have been no repurchases under this new program. Management considers market conditions and alternative uses of cash and/or debt, balance sheet ratios, and share-owner returns when evaluating the timing of share repurchases. Repurchased shares are available for general corporate purposes including acquisition financing and the funding of employee benefit plans. Stock options exercised provided cash of $10 million in both 1996 and 1995.

                       COCA-COLA ENTERPRISES INC.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (In millions)

                                              Year Ended December 31,
                                          -------------------------------
                                           1996        1995         1994
                                          ------      ------       ------
Cash Flows From Operating Activities
Net income............................    $  114      $   82       $   69
Adjustments to reconcile net income
  to net cash derived from operating
  activities:
    Depreciation......................       392         318          282
    Amortization......................       235         211          179
    Deferred income tax provision.....        (2)         22           46
    Gain from sale of ownership
      interest in bottling operation..         -          (9)           -
    Net changes in current assets and
      current liabilities.............       218         (12)          58
    Additional nonoperating cash
      flows...........................        49          32           (3)
                                          ------      ------       ------
Net cash derived from
  operating activities................     1,006         644          631
                                          ------      ------       ------
Cash Flows From Investing Activities
Purchases of fixed assets.............      (622)       (501)        (366)
Fixed asset sales.....................        12          16           18
Cash investments in bottling and
  other businesses, net of cash
  acquired ($533 million was paid to
  The Coca-Cola Company for bottling
  operations in 1996).................      (676)       (158)        (20)
Sale of ownership interest in bottling
  operations..........................         -          17           -
Additional investing activities.......         -           6          (6)
                                          ------      ------       -----
Net cash used in investing activities.    (1,286)       (620)       (374)
                                          ------      ------       -----

Cash Flows From Financing Activities
Issuance of long-term debt............       875         301         355
Payments on long-term debt............      (359)       (315)       (562)
Stock purchases for treasury..........      (183)        (41)        (28)
Cash dividend payments on common and
  preferred stock.....................       (19)         (7)         (7)
Exercise of employee stock options....        10          10          15
Additional financing activities.......        (5)         14         (19)
                                          ------      ------      ------
Net cash derived from (used in)
  financing activities................       319         (38)       (246)
                                          ------      ------      ------
Net Increase (Decrease) in Cash and
  Cash Investments During Each Year...        39         (14)         11
Cash and cash investments at beginning
  of each year........................         8          22          11
                                          ------      ------      ------
Cash and Cash Investments at End of
  Each Year...........................    $   47      $    8      $   22
                                          ======      ======      ======

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL POSITION - 1996
-------------------------

Assets

The overall increase in total assets at December 31, 1996 as compared to balances at December 31, 1995 is due primarily to the domestic and international acquisitions made during the year. The French and Belgian acquisition alone accounted for the following increases: (i) $139 million in trade accounts receivable, (ii) $63 million in inventories, (iii) approximately all of the increase in other current assets, (iv) $405 million of property, plant, and equipment, and (v) $690 million in purchased franchise assets. At December 31, 1996, the Company had $140 million of current deferred tax assets resulting principally from the anticipated utilization of net operating losses to reduce taxable income.

Liabilities and Equity

Accounts payable and accrued expenses and other long-term liabilities increased primarily as a result of current year acquisitions. Total long-term debt increased during 1996 from the issuance of: (i) $300 million of 7% Debentures due October 1, 2026, (ii) $300 million of
6.7% Debentures due October 15, 2036, (iii) $250 million of 6.95%
Debentures due November 15, 2026, (iv) $25 million of Medium-Term Notes, and (v) acquired debt from the 1996 acquisitions of approximately
$586 million. This increase was offset by a net decrease of $129 million in commercial paper and scheduled maturity payments on long-term obligations.

Our net debt to total capital plus deferred taxes ratio increased from approximately 55% at December 31, 1995 to 57% at December 31, 1996 due to the increase in debt associated with the 1996 acquisitions. Deferred income taxes increased $439 million in 1996 as compared to 1995, primarily as a result of the deferred tax liabilities acquired through the expansion of the international operations. The decrease of $17 million in the cumulative effect of currency translations results from the decrease in the value of the U.S. dollar against foreign currencies.

Environmental Contingencies

The Company incurs costs to satisfy various federal and state regulations involving materials discharge, waste water treatment, and underground storage tanks. These costs, excluding routine maintenance and monitoring costs, totaled approximately $5 million, $6 million, and $12 million in 1996, 1995, and 1994, respectively. We believe any amount the Company may be required to pay in excess of amounts previously funded or accrued would not have a materially adverse effect on the Company's financial position, cash flows, or results of operations.

The Company has been named as a potentially responsible party ("PRP") for the costs of remediation of hazardous waste at federal and state Superfund sites. We believe that any ultimate Superfund liability under these PRP designations will not have a materially adverse effect on the Company's financial position, cash flows, or results of operations. At December 31, 1996, there were five federal sites and one state site for which the Company's involvement or liability as a PRP was unresolved. In addition, there were 17 other federal and seven state sites for which it has been concluded that either the Company had no responsibility, the ultimate liability amounts would be less than $100,000, or payments made to date by the Company would be sufficient to satisfy all liability of the Company.

Under current law, the Company's liability for clean-up of Superfund sites may be joint and several with other PRPs, regardless of the Company's use in relation to other users. As to any site where the Company may be liable, we have determined there are other PRPs who are financially solvent as well and that any hazardous waste deposited by the Company is minimal when compared to amounts deposited by financially solvent PRPs.

                       COCA-COLA ENTERPRISES INC.

                      CONSOLIDATED BALANCE SHEETS
                  (In millions except per share data)


                                                       December 31,
                                                   -------------------
                                                    1996         1995
                                                   ------       ------
                ASSETS

Current
  Cash and cash investments, at
    cost approximating market..............       $    47      $     8
  Trade accounts receivable, less
    reserves of $45 and $33 million,
    respectively...........................           668          510
  Amounts receivable from The Coca-Cola
    Company, net...........................             -            6
  Inventories:
    Finished goods.........................           221          151
    Raw materials and supplies.............            96           74
                                                  -------      -------
                                                      317          225
  Current deferred income tax assets.......           140          130
  Prepaid expenses and other current
    assets.................................           147          103
                                                  -------      -------
    Total Current Assets...................         1,319          982

Property, Plant, and Equipment
  Land.....................................           213          182
  Buildings and improvements...............           860          700
  Machinery and equipment..................         3,558        2,774
                                                  -------      -------
                                                    4,631        3,656
  Less allowances for depreciation.........         1,881        1,587
                                                  -------      -------
                                                    2,750        2,069
  Construction in progress.................            62           89
                                                  -------      -------
Net Property, Plant, and Equipment.........         2,812        2,158

Franchises and Other Noncurrent
  Assets, Net..............................         7,103        5,924
                                                  -------      -------
                                                  $11,234      $ 9,064
                                                  =======      =======

    LIABILITIES AND SHARE-OWNERS' EQUITY

Current
  Accounts payable and accrued
    expenses................................      $ 1,181      $   796
  Amounts payable to The Coca-Cola Company,
    net.....................................           18            -
  Payments due on long-term debt............          491           63
                                                  -------      -------
      Total Current Liabilities.............        1,690          859

Long-Term Debt..............................        4,814        4,138

Retirement and Insurance Programs and
  Other Long-Term Obligations...............          699          600

Long-Term Deferred Income Tax Liabilities...        2,481        2,032

Share-Owners' Equity
  Preferred stock...........................          134           30
Common stock, $1 par value -- Authorized
  500,000,000 shares; Issued 146,763,463
  and 145,094,936 shares, respectively......          147          145
Additional paid-in capital..................        1,434        1,346
Reinvested earnings.........................          237          144
Cumulative effect of currency translations..           21           38
Cost of common stock in treasury
  (21,328,590 and 16,543,458 shares,
  respectively).............................         (423)        (268)
                                                  -------       ------
Total Share-Owner's Equity..................        1,550        1,435
                                                  -------       ------
                                                  $11,234       $9,064
                                                  =======       ======

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                         COCA-COLA ENTERPRISES INC.

                CONSOLIDATED STATEMENTS OF SHARE-OWNERS' EQUITY
                     (In millions except per share data)


                                                          Additional
       Three Years Ended            Preferred   Common     Paid-in    Reinvested    Currency     Treasury   Share-Owners'
       December 31, 1996              Stock      Stock     Capital     Earnings   Translations     Stock       Equity
--------------------------------    ---------   ------    ----------  ----------  ------------   --------   -------------
Balances at December 31, 1993...      $   29    $  142      $ 1,280      $  9        $   (3)       $(197)     $1,260
Issuance of management stock
  performance awards............           -         1           30         -             -            -          31
Unamortized cost of management
  stock performance awards......           -         -          (31)        -             -            -         (31)
Expense amortization of
  management stock performance
  awards........................           -         -            7         -             -            -           7
Forfeiture of management stock
  performance awards............           -         -            1         -             -           (1)          -
Purchase of common stock for
  treasury (refer to Note 8)....           -         -            -         -             -          (28)        (28)
Exercise of employee stock
  options.......................           -         1           14         -             -            -          15
Currency translations...........           -         -            -         -            24            -          24
Dividends on common stock
  (per share-$0.05).............           -         -            -        (6)            -            -          (6)
Dividends on preferred stock
  (refer to Note 7).............           -         -            -        (2)            -            -          (2)
Net income......................           -         -            -        69             -            -          69
                                      ------     -----       ------     -----         -----        -----      ------
Balances at December 31, 1994...          29       144        1,301        70            21         (226)      1,339

Issuance of management stock
  performance awards............           -         -           18         -             -            -          18
Unamortized cost of management
  stock performance awards......           -         -          (18)        -             -            -         (18)
Expense amortization of
  management stock performance
  awards........................           -         -           36         -             -            -          36
Forfeiture of management stock
  performance awards............           -         -            -         -             -           (1)         (1)
Purchase of common stock for
  treasury (refer to Note 8)....           -         -            -         -             -          (41)        (41)
Exercise of employee stock
  options.......................           -         1            9         -             -            -          10
Currency translations...........           -         -            -         -            17            -          17
Dividends on common stock (per
  share-$0.05)..................           -         -            -        (6)            -            -          (6)
Dividends on preferred stock
  (refer to Note 7).............           -         -            -        (2)            -            -          (2)
Preferred stock accretion (refer
  to Note 7)....................           1         -            -         -             -            -           1
Net income......................           -         -            -        82             -            -           2
                                       -----     -----       ------     -----         -----        -----      ------
Balances at December 31, 1995...          30       145        1,346       144            38         (268)      1,435

Issuance of management stock
  performance awards............           -         1           89         -             -            -          90
Unamortized cost of management
  stock performance awards......           -         -          (90)        -             -            -         (90)
Expense amortization of
  management stock performance
  awards........................           -         -           40         -             -            -          40
Forfeiture of management stock
  performance awards............           -         -            -         -             -           (1)         (1)
Tax effect of management stock
  performance awards............           -         -            9         -             -            -           9
Purchase of common stock for
  treasury (refer to Note 8)....           -         -            -         -             -         (183)       (183)
Exercise of employee stock
  options, including tax effect.           -         1           15         -             -            -          16
Issuance of shares to effect
  acquisition...................         155         -            -         -             -            1         156
Currency translations...........           -         -            -         -           (17)           -         (17)
Conversion of preferred stock
  to common stock...............         (53)        -           25         -             -           28           -
Dividends on common stock (per
  share-$0.10)..................           -         -            -       (13)            -            -         (13)
Dividends on preferred stock
  (refer to Note 7).............           -         -            -        (8)            -            -          (8)
Preferred stock accretion
  (refer to Note 7).............           2         -            -         -             -            -           2
Net income......................           -         -            -       114             -            -         114
                                      ------    ------       ------    ------         -----       ------      ------
Balances at December 31, 1996...      $  134    $  147       $1,434    $  237         $  21       $ (423)     $1,550
                                      ======    ======       ======    ======         =====       ======      ======

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


INTEREST RATE AND CURRENCY RISK MANAGEMENT
------------------------------------------

Interest Rates

The Company uses interest rate swap agreements and other risk management instruments to manage its fixed/floating debt profile. The use of swap agreements (increased) decreased interest expense by $(1) million and $3 million in 1996 and 1995, respectively. A 1% increase or decrease in market interest rates would have increased or decreased interest expense for 1996 and 1995 by $15 million and $11 million, respectively.

Interest rate swap agreements generally involve exchanges of interest payments based upon fixed and floating interest rates without exchanges of underlying face (notional) amounts of the designated hedges. The Company continually evaluates the credit quality of counterparties to interest rate swap agreements and other risk management instruments and does not believe there is a significant risk of nonperformance by any of the counterparties.

Currency

Our international operations represented approximately 17% of consolidated net assets and 11% of consolidated net revenues in 1996. Because of our current operations in Belgium, France, and the Netherlands, and the recent acquisition in Great Britain, we are exposed to fluctuations in the exchange rates for the Belgian franc, the French franc, the Dutch florin, and the British pound sterling. We attempt to reduce our exposure to currency fluctuations through the use of currency swap agreements and other risk management instruments. The use of currency swap agreements had a $4 million favorable impact on interest expense during 1996. The Company did not use currency swap agreements in 1995.

As currency exchange rates fluctuate, translation of the statements of income of international businesses into U.S. dollars will affect comparability of revenues and expenses between years. None of the components of consolidated statements of income was materially affected by exchange rate fluctuations in 1996 and 1995.

ACCOUNTING DEVELOPMENTS
-----------------------

Generally accepted accounting principles are under continual review by authoritative accounting bodies responsible for establishing these principles. We continually monitor activities by these authoritative accounting bodies and implement changes as appropriate. There are no recent accounting pronouncements that have a material impact on the Company's financial statements.

CAUTIONARY STATEMENTS
---------------------

Certain expectations and projections regarding future performance of the Company referenced in this Annual Report are forward-looking statements involving risks and uncertainties. These expectations and projections are based on currently available competitive, financial, and economic data and the Company's operating plans. We caution readers that in addition to the important factors described elsewhere in the annual report, the following factors, among others, could cause the Company's actual consolidated results in 1997 and thereafter to differ significantly from those expressed in any forward-looking statements.

     Marketplace - The Company's response to continued and increased competition may result in lower than expected net pricing of our products. In addition, competitive pressures may cause channel and product mix shifts away from more profitable cold drink channels and packages and adversely affect the Company's overall pricing. Also, weather conditions, particularly in Europe, can have a significant impact on the Company's sales volume. Net pricing, volume, and costs of goods are the primary determinants of the Company's net earnings.

     Raw Materials - Our forecast of earnings and cash operating profit assumes no significant increases in the cost of raw materials, ingredients, packaging materials, or supplies. If significant cost increases occur, and the Company is unable to increase its pricing to customers by comparable amounts, the Company's earnings and cash operating profit would be adversely affected.

     Funding From Franchisers - Material changes in the performance requirements or decreases in levels of funding provided historically under our marketing programs with The Coca-Cola Company and other franchisers, or our inability to meet the performance requirements for the anticipated levels of such marketing support payments, would adversely affect future earnings. The Coca-Cola Company is under no obligation to continue with past levels of funding.

     Financing Considerations - Both changes from our expectations in interest rates and foreign exchange rates can have a material impact on the Company's earnings. The Company may not be able to mitigate completely the effect of significant interest rate or currency exchange rate fluctuations.

OPERATIONS REVIEW - 1995 - 1994
-------------------------------

In the opinion of management, the most meaningful comparison of operating results between 1995 and 1994 excludes the 1995 impact of our gain on the sale of our ownership interest in Mid South and includes the effect of our acquisition of Wichita Coca-Cola Bottling Company ("Wichita") as if it occurred on January 1, 1994. "Comparable" results in this section refer to the results of operations adjusted for these items.

Operating income and earnings per share increased 6% and 19%, respectively, over 1994 levels. This operating income growth includes an increase of 2% resulting from the acquisition of Wichita. With strong volume growth and record net revenues per case increases, we offset the effect on the Company of the most significant cost increase affecting our industry in the past 10 years (see "Cost of wholesale sales per physical case" below). Although gross profit and operating margins decreased, our operating performance, combined with favorable net interest expense as a percent of net revenues and a lower effective tax rate, produced growth in earnings per share applicable to common share owners of 11%, excluding the gain on Mid South.

Cash operating profit is one of the key standards by which management measures the Company's performance. Actual 1995 cash operating profit increased 11% over 1994, with comparable results increasing 9%.

Net operating revenues are comprised principally of wholesale sales to retailers accounting for approximately 96% of our net revenues and gross profit in 1995. Reported net operating revenues for 1995 increased 13% over 1994, while comparable net operating revenues increased 11% over 1994. The increase in comparable net operating revenues results primarily from a 4.5% increase in bottle and can physical case sales volume and a 7% increase in net revenues per case.

Volume growth in 1995 reflected solid growth in core brands such as Coca-Cola classic and diet Coke, partially caused by consumer demand for the 20-ounce contour bottle and double-digit growth in Sprite.
Noncarbonated beverages also contributed to 1995 volume growth as Fruitopia, PowerAde, and Nestea products all grew by double-digit rates. In total, noncarbonated beverages were 5% of total cases sold in 1995.

Net revenues per case growth in 1995 was the largest in the Company's history. This growth of 6.5% resulted from the significantly higher selling prices we established to offset aluminum can cost increases and to achieve our cash operating profit growth objective.

Cost of wholesale sales per physical case for 1995 increased 10% over 1994. Aluminum can cost increases which went into effect January 1, 1995 were the major cause of the significant cost of sales increases and gross margin decreases.

Selling, general, and administrative expenses for 1995 increased 9% from 1994, primarily a result of increased case sales volume, acquisitions during 1995, and accelerated cost recognition of $25 million resulting from shortening the estimated vesting period of stock awards and stock options in the fourth quarter of 1995. This accelerated vesting was triggered by the favorable performance of the Company's stock during the fourth quarter of 1995. Selling, general, and administrative expenses as a percentage of sales decreased from 31% in 1994 to 30% in 1995.

Interest expense increased in 1995 as compared to 1994, reflecting an increased 1995 debt balance resulting primarily from the Wichita acquisition and share repurchase activity, and a higher weighted average borrowing rate of 7.5% during 1995 as compared to 7.2% during 1994.

Income taxes decreased as a percentage of earnings before income taxes in 1995, reflecting a lower effective tax rate of 44% for 1995 as compared to 46% for 1994. The change in the effective tax rate was principally a result of the level of pretax income in each period relative to nondeductible expenses.

CASH FLOW REVIEW -- 1995 - 1994
-------------------------------

Operating Activities

Net cash provided by operating activities in 1995 increased 2% over 1994, primarily resulting from a higher net income level in 1995 offset by working capital changes. The increase in depreciation expense in 1995 results from increased capital spending and the Wichita acquisition.
The increase in amortization expense in 1995 primarily reflects: (i) franchise amortization resulting from the Wichita acquisition, (ii) expense related to additional restricted stock grants, and (iii) accelerated cost recognition of stock awards and stock options.

Investing Activities

Net cash used in investing activities in 1995 increased 66% over 1994, primarily as a result of the acquisition of Wichita for $150 million in cash (net of cash acquired) in January 1995. Later in 1995, an additional $7 million in purchase price was paid to the Wichita sellers because of tax benefits accruing to the Company. Also in January 1995, we sold our 50% ownership interest in Mid South resulting in a pretax gain of $9 million ($0.04 per common share after-tax). Capital expenditures in 1995 increased 37% over 1994 primarily because of the expansion of our cold drink program.

Financing Activities

In 1995 we used $38 million for financing activities as compared to $246 million in 1994 due principally to decreased debt repayments in 1995.
Stock options exercised provided cash of $10 million in 1995 as compared to $15 million provided in 1994. We repurchased common stock in 1995 under our current share repurchase program at a cost of $41 million as compared to a repurchase cost of $28 million during 1994. Other financing activities primarily include the return of a collateral deposit on interest rate swap agreements and changes in the market value of Eurodollar futures contracts.

                     COCA-COLA ENTERPRISES INC.

     	       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Significant Accounting Policies

The Company's Business - The Company is in the liquid nonalcoholic refreshment business and is the world's largest marketer, distributor, and producer of bottled and canned beverage products of The Coca-Cola Company. The Company's territories include more than half of the United States and portions of Western Europe, including Belgium, the Netherlands, and most of France. In February 1997 the Company expanded its territories to include Great Britain.

Basis of Presentation - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company's fiscal year ends December 31. For quarterly reporting convenience, the Company reports on a Friday closest to the end of the quarterly calendar period. Management of the Company is required to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes prepared in accordance with generally accepted accounting principles ("GAAP"). Actual results could differ from those estimates.

Cash Investments - Cash investments include all highly liquid cash investments purchased with original maturity dates less than three months. The fair value of cash and cash investments approximates the amounts shown in the financial statements.

Risk of Accounts Receivable Losses - The Company sells its products to chain store and other customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Potential losses on receivables are dependent on each individual customer's financial condition. The Company monitors its exposure to losses on receivables and maintains allowances for potential losses or adjustments. The Company's accounts receivable are typically collected within 30 days.

Inventories - The Company values its inventories at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property, Plant, and Equipment - Property, plant, and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of 20 to 40 years for buildings and improvements and three to 14 years for machinery and equipment. Leasehold improvements are amortized over the shorter of the asset's life or the remaining contractual lease term.

Franchises and Other Noncurrent Assets, Net - Franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchiser within specified territories. The majority of the Company's franchise agreements are perpetual, reflecting a long and ongoing relationship with The Coca-Cola Company and other franchisers. The Company's agreements covering its current operations in Belgium, France, and the Netherlands are not perpetual because The Coca-Cola Company does not grant perpetual franchise rights outside the United States. The Company believes these agreements will continue to be renewed at each expiration date, and therefore, are essentially perpetual.

Franchise costs are amortized on a straight-line basis over the maximum allowed period of benefit under GAAP of 40 years. Accumulated franchise amortization amounted to $1,257 million and $1,069 million at December 31, 1996 and 1995, respectively. Other noncurrent assets are not significant.

In the event facts and circumstances indicate the cost of franchises or other assets may be impaired, an evaluation of recoverability would then be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Management Stock Performance Plans - The Company accounts for stock-based compensation plans under APB Opinion No. 25 and related Interpretations.
As part of the Company's overall management compensation program, the Company issues stock compensation awards to key executives that vest over time based solely on aggressive stock performance goals. The Company believes these awards enhance the focus of key executives on share-owner value, resulting in higher stock values for our share owners. The costs associated with these plans are charged to additional paid-in capital upon award as an unearned compensation intangible asset and amortized over the estimated vesting period as compensation amortization expense. Changes to the total estimated vesting period are based on management's judgment and the impact of these changes is reflected in the financial statements in the period of change and subsequent periods.

Insurance Programs - In general, the Company is self-insured for costs of workers' compensation, casualty, and health and welfare claims. The Company uses commercial insurance for casualty and workers' compensation claims as a risk reduction strategy to minimize catastrophic losses. Workers' compensation and casualty losses are accrued using actuarial assumptions followed in the insurance industry, adjusted for company-specific history and expectations.

Environmental Compliance and Remediation - Environmental maintenance, monitoring, and other similar compliance costs are expensed as incurred. Environmental remediation costs are accrued when environmental assessments and/or the need for remediation are probable and the cost can be reasonably estimated. Environmental remediation costs that improve the condition of the property, as compared to the condition when the asset was constructed or acquired, are capitalized.

                        COCA-COLA ENTERPRISES INC

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Foreign Currency Translation - Assets and liabilities of foreign operations are translated from the local currency into U.S. dollars at the approximate rate of currency exchange at the end of the fiscal period. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported as a separate component of share-owners' equity. Revenues and expenses are translated at average monthly exchange rates. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations.

Derivative Financial Instruments - The Company uses interest rate swap agreements, futures contracts, and options to manage interest rate exposures. The Company specifically designates these agreements as hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period the differentials occur.

The Company is exposed to financial risks from movements in foreign exchange rates through its international operations. To manage these risks, the Company selectively uses currency swap agreements, forwards, and options and specifically designates these instruments as hedges of net investments in foreign subsidiaries or as hedges of foreign currency commitments. Realized and unrealized gains and losses from hedges of net investments are included in the cumulative effect of currency translations as a component of share-owners' equity. Gains and losses on the interest rate exchange component of currency swap agreements are recognized as adjustments to interest expense in the period the gains and losses occur. Realized and unrealized gains and losses from hedges of firm commitments are recognized as adjustments to the gains and losses resulting from the underlying hedged transactions. The Company does not hold or issue financial instruments for trading purposes.

Marketing Costs and Support Arrangements - The Company directs various advertising and marketing programs supported by The Coca-Cola Company or other franchisers. Under these programs, certain costs incurred by the Company are reimbursed by the applicable franchiser. Depending on the objective of each specific program, marketing funds are recognized as either a reduction of sales discounts and allowances in net revenues or a reduction of operating expenses. Franchiser funding is recognized when performance measures are met or as funded costs are incurred.

Net Income Per Common Share Applicable to Common Share Owners - Net income per common share applicable to common share owners is computed by dividing net income applicable to common share owners by the weighted average number of common shares outstanding.

Note 2 - Acquisitions and Divestitures

When acquiring The Coca-Cola Company's franchised bottling operations, the Company purchases the right to market, distribute, and produce beverage products of The Coca-Cola Company in specified territories. When acquisitions of other franchiser product rights occur, similar rights are also obtained. The purchase method of accounting has been used for all acquisitions, and accordingly, the results of operations of acquired companies are included in the Company's consolidated statements of income beginning with the date of acquisition. In addition, the assets and liabilities of companies acquired in 1996 are included in the Company's consolidated balance sheet at the preliminary estimates of their fair values on the date of acquisition.

The following discusses the Company's acquisition activity for 1996, 1995, and 1994 and also includes information regarding the Company's acquisition that occurred on February 10, 1997.

International Acquisitions

On February 10, 1997, the Company purchased Coca-Cola & Schweppes Beverages Limited ("CCSB") from The Coca-Cola Company and Cadbury Schweppes plc for an aggregate transaction value (purchase price, assumed debt, and other long-term obligations) of 1.2 billion British pounds sterling, or approximately $2 billion translated at the exchange rate on the acquisition date. CCSB produces and distributes beverage products of The Coca-Cola Company and Cadbury Schweppes plc in Great Britain. CCSB has entered into long-term contracts to continue to produce and distribute products of both The Coca-Cola Company and Cadbury Schweppes plc in the acquired territories.

On July 26, 1996, the Company acquired The Coca-Cola Company's bottling and canning operations in France and Belgium for a transaction value (purchase price and assumed debt, net of cash acquired) of approximately $915 million. These franchise territories encompass most of France and all of Belgium.
The entities acquired were Coca-Cola Beverages S.A. (French bottler), Coca-Cola Production S.A. (French canner), and S.A. Beverage Sales Holding N.V. (owner of the Belgian bottler).

Domestic Acquisitions

On February 21, 1996, the Company acquired Ouachita Coca-Cola Bottling Company, Inc. ("Ouachita") for a transaction value (purchase price and issued and assumed debt) of approximately $313 million. Later in 1996, an additional $2.5 million in purchase price was paid to the sellers primarily for additional working capital amounts acquired. The purchase price was paid through a combination of cash, shares of the Company's common stock from treasury, and one of two types of convertible preferred stock (refer to Note 7). Ouachita operates in portions of Arkansas, Louisiana, and Mississippi.

On August 12, 1996, the Company acquired Coca-Cola Bottling Company West, Inc. and a related company, Grand Forks Coca-Cola Bottling Co., (collectively, "Coke West") for a transaction value (purchase price and assumed debt) of approximately $158 million. Coke West operates franchise territories in portions of Minnesota, Montana, North Dakota, South Dakota, and Wyoming.

The following table summarizes unaudited proforma financial information of the Company as if the acquisitions discussed above were effective January 1, 1995. The unaudited proforma financial information for the years ended December 31, 1996 and 1995 reflects adjustments for: (i) the repayment of assumed debt, (ii) financing of the transactions at an interest cost of approximately 7.5%, (iii) amortization of the value of the acquired franchise assets over 40 years, (iv) contractual changes to the business of certain of the acquired companies, and (v) the income tax effect of the foregoing (in millions except per share data):

                                       1996          1995
                                      -------       -------
Net Operating Revenues.........       $10,307       $ 9,795
Cost of sales..................         6,444         6,245
                                      -------       -------
Gross Profit...................         3,863         3,550
Selling, general, and
  administrative expenses......         3,155         2,888
                                      -------       -------
Operating Income...............           708           662
Interest expense, net..........           564           570
Other nonoperating income
  (deductions), net............             5           (16)
                                      -------       -------
Income Before Income Taxes.....           149            76
Income tax expense.............            61            28
                                      -------       -------
Net Income.....................            88            48
Preferred stock dividends......             9            10
                                      -------       -------
Net Income Applicable to Common
  Share Owners.................       $    79       $    38
                                      =======       =======
Net Income Per Share Applicable
  to Common Share Owners.......       $  0.63       $  0.29
                                      =======       =======

The above unaudited proforma information includes the impact of the 1997 CCSB acquisition.

Excluding the proforma results of CCSB, the Company's summarized unaudited proforma financial information is as follows (in millions except per share data):

                                        1996           1995
                                      --------       --------
Net Operating Revenues.........       $  8,796       $  8,303
                                      ========       ========
Net Income Applicable to
  Common Share Owners..........       $    102       $     64
                                      ========       ========
Net Income Per Share Applicable
  to Common Share Owners.......       $   0.82       $   0.50
                                      ========       ========

In January 1995 the Company acquired all the issued and outstanding shares of stock of Wichita Coca-Cola Bottling Company, Inc. ("Wichita") for a purchase price of $157 million in cash. Also in January 1995, the Company sold its 50% ownership interest in The Coca-Cola Bottling Company of the Mid South ("Mid South") to Ouachita for $17 million. This sale resulted in a pre-tax gain of $9 million ($0.04 per common share after taxes).
The Company's interest in Mid South was reacquired through the Ouachita acquisition in February 1996.

In 1994 the Company acquired: (i) a bottling operation in Shelbyville, Kentucky for an aggregate purchase price of approximately $6 million,
(ii) approximately $8 million of the preferred stock of a manufacturer supplying certain packaging used in the Company's manufacturing process, and (iii) approximately 4% of the outstanding common stock (9% of the voting shares) of The Coca-Cola Bottling Company of New York, Inc.
("New York") from The Coca-Cola Company for $6 million in cash. The Company has a five-year right of first refusal on the remaining New York shares held by The Coca-Cola Company, with the option to enter into negotiations for these shares after two years.

The preceding acquisitions were initially financed through short-term bank borrowings, commercial paper, and seller financing. The Company refinances portions of the short-term borrowings on a longer-term basis. With respect to international acquisitions, the Company has financed the acquisitions in local currency (or alternatively, executed currency agreements) to eliminate exposure to fluctuating currencies on the Company's acquisition cost.

                     COCA-COLA ENTERPRISES INC

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 3 - Accounts Payable and Accrued Expenses

At December 31 accounts payable and accrued expenses consists of the following (in millions):

                                        1996          1995
                                      --------      --------
Trade accounts payable..........      $    308      $    177
Accrued advertising costs.......           203           120
Accrued compensation costs......           146            84
Accrued insurance costs.........            74            84
Accrued interest costs..........            96            82
Deposits on containers and
  shells........................            97            74
Accrued taxes...................           104            65
Unearned revenues...............            51            44
Additional accrued expenses.....           102            66
                                      --------      --------
                                      $  1,181      $    796
                                      ========      ========

Note 4 - Long-Term Debt

At December 31 long-term debt consists of the following (in millions):

                                                  1996          1995
                                                 ------        ------
Commercial Paper, weighted
 average interest rates of
 5.5% - 1996 and 5.7% - 1995:
   Amounts designated under
     foreign currency swap
     agreements......................            $  481        $    -
   Other commercial paper............               167           777
                                                 ------        ------
                                                    648           777
Foreign-denominated bank loans,
  weighted average interest rate
  of 3.4%.............................              370             -
6.50% Notes due 1997..................              300           300
7.00% Notes due 1999..................              200           200
7.875% Notes due 2002.................              500           500
8.00% Notes due 2005..................              250           250
8.50% Debentures due 2012.............              250           250
8.75% Debentures due 2017.............              142           154
8.35% Zero Coupon Notes due 2020 (net
  of unamortized discount of $1,649
  and $1,671, respectively)...........              283           261
8.00% and 8.50% Debentures due 2022...            1,000         1,000
6.75% Debentures due 2023.............              250           250
6.95% and 7.00% Debentures due 2026...              550             -
6.70% Debentures due 2036.............              300             -
Additional debt.......................              262           259
                                                 ------        ------
                                                 $5,305        $4,201
                                                 ======        ======

Aggregate maturities of long-term debt during the next five years are as follows (in millions): 1997 - $491; 1998 - $9; 1999 - $204; 2000 - $5;
and 2001 - $875.

The Company's commercial paper program is supported by a $1 billion short-term credit facility and a $1.5 billion multicurrency revolving bank credit agreement maturing in November 2001. Additionally, the Company has available for issuance approximately $3.1 billion in debt securities under a registration statement with the Securities and Exchange Commission. The Company has exchanged approximately $481 million of its commercial paper borrowings to 1.8 billion French francs and 4.1 billion Belgian francs. The Company intends to renew these 30-day swap agreements as they expire.

The Company has available local currency-denominated credit facilities with Belgian, Dutch, and French banks totaling approximately $736 million of which $370 million is outstanding at December 31, 1996. Loans under these facilities are for renewable periods not to exceed 12 months and are supported by the Company's $1.5 billion multicurrency revolving bank credit agreement maturing November 2001. Accordingly, approximately $220 million of the local currency-denominated bank loans have been classified as long-term debt.

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

Note 5 - Derivative Financial Instruments

Interest Rate Risk Management - The Company uses interest rate swap agreements and other risk management instruments to manage its fixed/floating debt profile. The use of swap agreements (increased) decreased interest expense by $(1) million, $3 million, and $12 million in 1996, 1995, and 1994, respectively. Activities in 1996 and 1995 relating to significant interest rate swap agreements and other risk management instruments are discussed below.

The Company is party to an interest rate swap agreement with notional amounts outstanding at December 31, 1996 and 1995 of $242 million and $250 million, respectively. This agreement, which has a final maturity date of 2023, changes the fixed interest rate on $250 million of 8% Debentures due
2022 to a floating interest rate. The notional amount can decrease quarterly dependent upon interest rate fluctuations. The expiration date of the swap agreement is the earlier of (i) the notional amount being reduced to zero or (ii) the final maturity date.

The above fixed-to-floating interest rate swap agreement is subject to a bilateral security agreement allowing one party to the agreement to require the second party to establish a cash collateral account equal to the fair value of the swap agreement adjusted by a threshold amount. Collateral amounts deposited by the Company totaled $7 million and $9 million at December 31, 1996 and 1995, respectively.

The Company uses LIBOR caps to limit the effect of increases in interest rates on specified amounts of commercial paper to a maximum rate. Premiums paid for LIBOR caps are amortized to interest expense over the contract term. At December 31, 1996 and 1995, the Company had LIBOR caps outstanding of $1.2 billion and $450 million, respectively. No payments were received during 1996 or 1995 under LIBOR cap agreements.

Currency Risk Management - The Company uses currency swap agreements and other risk management instruments to manage its exposure to currency fluctuations. At December 31, 1996, the Company had currency swap agreements exchanging U.S. dollars into Belgian francs and French francs in the amounts of $129 million and $352 million, respectively. The currency swap agreements hedge the Company's net investment related to its U.S. dollar-denominated debt resulting from the 1996 international acquisition.
In addition to exchanging currencies, the agreements exchange interest rates. The impact of the exchanges was a decrease in interest expense of $4 million during 1996.

Credit Risk - The Company is exposed to credit losses in the event of nonperformance by counterparties on exchange agreements. The Company does not believe significant risks exist under any of these instruments. Amounts payable to the Company under the agreements at December 31, 1996 and 1995 were not significant.

Note 6 - Fair Values of Financial Instruments

The carrying amounts and fair values of the Company's financial instruments at December 31 are summarized as follows (in millions; (liability)/asset):

                                      1996                 1995
                                -----------------    -----------------
                                Carrying    Fair     Carrying    Fair
                                 Amount    Values     Amount    Values
                                --------   ------    --------   ------
Cash and cash investments..     $    47    $   47    $     8    $    8
Long-term debt.............      (5,305)   (5,529)    (4,201)   (4,685)
Futures contracts..........           -         -          -        (1)
Interest rate swap
  agreements...............           -       (15)         -       (12)

The following methods and assumptions are used in estimating fair values for financial instruments:

Cash and cash investments - The carrying amount reported in the balance sheets for cash and cash investments approximates fair value.

Long-term debt - The term of commercial paper instruments and the variable interest rate on variable rate debt result in the recorded liabilities of these instruments approximating their fair values. The fair values of the Company's long-term debt, representing the estimated amounts at which the debt could be exchanged on the open market, are determined using the Company's current incremental borrowing rate for similar types of borrowing arrangements. The Company does not anticipate any significant refinancing activities which would settle long-term debt at fair value. Included in the 1996 carrying amount and fair values for long-term debt is $2 million for foreign currency swap agreements. No such agreements existed at December 31, 1995.

Derivatives - The fair values of the Company's futures contracts are estimated based on current settlement values. The fair values of the Company's interest rate and foreign currency swap agreements are estimated based on valuations from investment banks.

Note 7 - Preferred Stock

The Company issued 936,965 of 1,110,000 shares of voting convertible preferred stock authorized, Ouachita Series A ("Series A"), and issued 95,955 of 350,000 shares of voting convertible preferred stock authorized, Ouachita Series B ("Series B"), in the acquisition of Ouachita in
February 1996. Series A and Series B each have stated values of $150 per share and convert to common stock no later than two years from date of issuance under specific conversion ratios applicable independently to each series. Series A pays quarterly dividends equaling 4% annually. Series B does not pay dividends. During 1996, 55,951 shares of Series A preferred stock were converted into 243,260 shares of common stock. During 1996, 95,938 shares of Series B preferred stock were converted into 555,027 shares of common stock. The increase in additional paid-in capital resulting from the difference between the recorded value of the converted preferred stock and the cost of treasury stock issued was approximately $10 million.

The Company issued 1,000,000 shares of nonvoting convertible preferred stock with a stated value of $35 per share to facilitate the 1993 acquisition of the Coca-Cola Bottling Company of Northeast Arkansas, Inc. During 1996 all outstanding shares of this preferred stock issue were converted into 1,000,000 shares of common stock. The increase in additional paid-in capital resulting from the difference between the recorded value of the converted preferred stock and the cost of treasury stock issued was approximately $15 million.

Note 8 - Share Repurchases

The Company completed the August 1994 10 million share repurchase program in 1996. On April 11, 1996, the Board of Directors approved an additional share repurchase program for up to 10 million shares of the Company's common stock. There have been no repurchases under this program. Repurchased shares are added to treasury stock and are available for general corporate purposes including the funding of various employee benefit and compensation plans.

                       COCA-COLA ENTERPRISES INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 9 - Stock-Based Compensation Plans

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. FASB Statement
No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. Adoption of the cost recognition requirements of SFAS 123 is optional; however, proforma disclosures as if the Company adopted the cost recognition requirements in 1995 follow.

The Company's stock option plans provide for the granting of nonqualified stock options to certain key employees. Generally, options outstanding under the Company's stock option plans: (i) are granted at prices which equal or exceed the market value of the stock on the date of grant, (ii) vest ratably over a three-year service vesting period, and (iii) expire ten years subsequent to award. For certain senior executives receiving awards during 1994 and 1996, options awarded were stock performance-based options that become exercisable solely upon attainment of certain increases in the market price of the Company's stock within five years from date of grant. Compensation cost for stock performance-based option plans was $18 million, $5 million, and $1 million for 1996, 1995, and 1994, respectively. At December 31, 1996, all stock performance-based options awarded during 1994 are exercisable, and two-fifths of the 1996 awards are exercisable (a portion of the 1996 exercisable awards are pending Board of Directors' approval).

A summary of the status of the Company's stock options as of December 31, 1996, 1995, and 1994 and changes during the year ended on those dates is presented below (shares in thousands):

                           1996                       1995                       1994
                   ----------------------     ---------------------     --------------------
                              Wtd. Avg.                  Wtd. Avg.                Wtd. Avg.
                   Shares    Exer. Price      Shares    Exer. Price     Shares   Exer. Price
                   ------    ------------     ------    -----------     ------   -----------
Outstanding at
  beginning of
  year...........   6,145       $15.93         6,333      $15.71         6,042      $14.89
 Granted.........   1,920        27.06           539       17.88         1,607       18.50
 Exercised.......    (576)       15.62          (599)      15.28          (917)      15.32
 Forfeited.......    (121)       19.81          (128)      16.35          (399)      15.40
                   ------                      -----                     -----
Outstanding at
  end of year....   7,368       $18.79         6,145      $15.93         6,333      $15.71
                   ======                      =====                     =====
Options
  exercisable at
  end of year....   5,406                      3,858                     2,923
                   ======                      =====                     =====
Options
  available for
  future grant...     973                      2,354                       680
                   ======                      =====                     =====
Weighted average
  fair value of
  options granted
  during the
  year...........  $10.12                      $7.58
                   ======                      =====


The fair value of each option granted during 1996 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (i) dividend yield of 0.3%, (ii) expected volatility of 25%,
(iii) risk-free interest rate of 6.19%, and (iv) expected life of 6 years.

The following table summarizes information about stock options outstanding at December 31, 1996 (shares in thousands):


                    Options Outstanding                Options Excercisable
       	    -------------------------------------     -----------------------
 Range of     Number       Remaining     Wtd. Avg.      Number      Wtd. Avg.
 Exercise   Outstanding   Contractual    Exercise     Exercisable   Exercise
  Prices    at 12/31/96       Life         Price      at 12/31/96     Price
----------  -----------   -----------    ---------    -----------   ---------
$13 to $18     5,114        5.50 years    $15.58         4,645       $15.36
 18 to  28     2,254        8.65 years     26.07           761        25.06
       	       -----                                     -----
 13 to  28     7,368        6.46 years     18.79         5,406        16.72
               =====                                     =====

Of the 1,962,000 options unexercisable at December 31, 1996, 770,000 are stock performance-based options.

The Company's restricted stock award plans provide for awards to officers and certain key employees of the Company. For awards granted prior to 1994, restricted stock vests generally (i) when a participant retires, becomes disabled, or dies, or (ii) based on the attainment of certain market price levels of the Company's stock. For awards granted during 1994 and 1995, restricted stock vests generally only upon attainment of certain increases in the market price of the Company's common stock within five years from the date of grant. For awards granted during 1996, restricted stock vests generally only (i) upon attainment of certain increases in the market price of the Company's stock within five years from the date of grant and (ii) after continued employment for a period of up to five years once the stock performance criterion is met.

All restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Upon issuance of restricted shares, unearned compensation is charged to share-owners' equity for the cost of restricted stock and recognized as amortization expense ratably over the vesting periods, as applicable. The amount of unearned compensation recognized as expense was $22 million, $31 million, and $5 million for 1996, 1995, and 1994, respectively. At December 31, 1996, all restricted shares issued prior to 1996 have vested, except for 10,000 shares. For awards granted prior to 1994, upon vesting of the restricted stock, the Company pays a cash amount to cover a portion of the employee's taxes. Expense recognized for this cost was $7 million, $9 million, and $1 million for 1996, 1995, and 1994, respectively.

A summary of restricted stock award activity follows (shares in thousands):

                                         1996          1995         1994
                                        ------        ------       ------
Awards available for grant
  - beginning of year.........           1,385            40          186
New awards authorized.........               -         2,040          725
Available awards terminated...               -           (40)        (186)
Restricted shares awarded.....          (1,085)         (655)        (685)
                                        ------        ------       ------
Awards available for grant -
  end of year.................             300         1,385           40
                                        ======        ======       ======
Restricted shares forfeited...              43            43           74
                                        ======        ======       ======
Weighted average market value
  of stock on grant date......          $27.06        $17.88       $17.69
                                        ======        ======       ======

If compensation cost for the Company's 1996 and 1995 grants for stock-based compensation plans had been determined on a basis consistent with SFAS 123, the Company's net income, net income applicable to common share owners, and net income per share applicable to common share owners for 1996 and 1995 would approximate the proforma amounts below (in millions except per share data):

                                1996                      1995
                       -----------------------    ----------------------
                       As Reported    Proforma    As Reported   Proforma
                       -----------    --------    -----------   --------
Net income........        $ 114        $ 121         $  82       $  83
                          =====        =====         =====       =====
Net income
  applicable to
  common share
  owners..........        $ 106        $ 113         $  80       $  81
                          =====        =====         =====       =====
Net income per
  share applicable
  to common share
  owners...........       $0.85        $0.91         $0.62       $0.63
                          =====        =====         =====       =====

The effects of applying SFAS 123 in this proforma disclosure may not be indicative of future results. SFAS 123 does not apply to awards prior to 1995 and additional awards in future years are anticipated.

                    COCA-COLA ENTERPRISES INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 10 - Pension and Certain Benefit Plans

The Company sponsors a number of defined benefit plans covering both domestic and international employees. Additionally, the Company participates in various domestic and international multiemployer pension plans. Total pension expense for multiemployer plans was $11 million in 1996, $8 million in 1995, and $7 million in 1994. Benefits under Company-sponsored plans are based on years of service and employee compensation. The Company's funding policy is to make annual contributions to the extent such contributions are tax deductible but not less than the minimum contribution required by applicable regulations.

The components of net pension expense for Company-sponsored plans are as follows (in millions):

                                          1996         1995         1994
                                         ------       ------       ------
Domestic Plans:
  Service cost.............               $ 23         $ 18         $ 21
  Interest cost on projected
    benefit obligation.....                 36           32           30
  Actual return on assets..                (68)         (75)         (10)
  Net amortization and
    deferral...............                 31           41          (26)
                                          ----         ----         ----
Net pension expense........               $ 22         $ 16         $ 15
                                          ====         ====         ====
International Plans:
  Service cost.............               $  2         $  2         $  1
  Interest cost on projected
    benefit obligation.....                  2            2            2
  Actual return on assets..                 (2)          (2)          (1)
  Net amortization and
    deferral...............                  1            -            -
                                          ----         ----         ----
  Net pension expense......               $  3         $  2         $  2
                                          ====         ====         ====

The following table reconciles the funded status of Company-sponsored plans to amounts recognized in the consolidated balance sheets at December 31, 1996 and 1995 segregated by (i) domestic and international plans whose assets exceed the accumulated benefit obligation ("ABO") and (ii) domestic and international plans whose ABO exceeds assets (in millions):


                           Domestic Plans              International Plans
                  --------------------------------  -------------------------
                        1996            1995             1996           1995
                  ---------------- ---------------  ----------------   ------
                  Assets     ABO   Assets    ABO     Assets    ABO     Assets
                  Exceed   Exceeds Exceed  Exceeds   Exceed  Exceeds   Exceed
                   ABO     Assets    ABO   Assets      ABO   Assets      ABO
                  ------   ------- ------  -------   ------  -------   ------
Actuarial
 present value
 of benefit
 obligations:
Vested benefit
 obligation.....  $(372)   $ (51)   $(345)  $ (33)   $ (19)    $   -    $ (14)
                  =====    =====    =====   =====    =====     =====    =====
Accumulated
 benefit
 obligation.....  $(396)   $ (62)   $(368)  $ (62)   $ (25)    $  (9)   $ (21)
                  =====    =====    =====   =====    =====     =====    =====
Projected
 benefit
 obligation.....  $(465)   $ (68)   $(422)  $ (67)   $ (41)    $ (14)   $ (30)

Plan assets
 (primarily
 listed stocks,
 bonds, and
 government
 securities) at
 fair value.....    476       40      419      37       31         -       23
                  -----    -----    -----    ----     ----     -----     ----
Plan assets in
 excess of (less
 than) projected
 benefit
 obligation......    11      (28)      (3)    (30)     (10)      (14)      (7)

Unrecognized net
 (gain) loss.....   (41)      12       (9)     15       (9)        -       (6)

Unrecognized prior
 service cost
 (asset)..........   (4)       -       (3)     (6)       -         -        -

Unrecognized net
 transition
 (asset) liability
 and other........   (4)       7       (9)     10        -         -        -
                   ----     ----     ----    ----     ----      ----     ----
Pension liability
 included in the
 consolidated
 balance sheets... $(38)    $(9)    $ (24)  $ (11)   $ (19)    $ (14)   $(13)
                   ====     ===     =====   =====    =====     =====    ====

Actuarial assumptions used in determining the projected benefit obligation are established as of September 30th of each fiscal year. Significant assumptions are listed as follows:

                                         1996         1995        1994
                                        ------       ------      ------
Domestic Plans:
 Discount rate...............             7.5%         7.5%        8.25%
 Expected return on plan
  assets.....................             8.5%         8.5%         8.5%
 Rate of increase in future
  compensation...............             5.0%         5.0%         5.0%
International Plans:
 Discount rate...............             7.1%         7.5%        8.25%
 Expected return on plan
  assets.....................             7.4%         7.5%        8.25%
 Rate of increase in future
  compensation...............             4.1%         3.0%         3.5%

The Company also sponsors a qualified defined contribution plan covering all full-time nonunion employees in the U.S. The Company matches 50% of a participant's voluntary contributions up to a maximum of 7% of a participant's compensation. Expenses related to this plan were $19 million in 1996, $15 million in 1995, and $11 million in 1994.

Note 11 - Postretirement Benefits Plan

The Company sponsors an unfunded defined benefit postretirement plan providing healthcare and life insurance benefits to substantially all nonunion and certain union U.S. employees who retired or terminated after qualifying for such benefits. International retirees are covered primarily by government-sponsored programs and the specific cost to the Company for these and other postretirement healthcare programs is not significant.

Postretirement benefits expense is comprised of the following components (in millions):


                                          1996         1995        1994
                                         ------       ------      ------
Service cost attributed
  to service..................            $  5         $  4        $  4
Interest cost on accumulated
  postretirement benefit
  obligation..................              16           14          13
Net amortization and deferral.              (9)          (8)         (9)
                                          ----         ----        ----
Postretirement benefits
  expense.....................            $ 12         $ 10        $  8
                                          ====         ====        ====

Amounts recognized in the consolidated balance sheets at December 31 represent unfunded previously expensed obligations as follows (in millions):

                                                   1996         1995
                                                  ------       ------
Accumulated postretirement benefit
 obligation:
  Retirees..........................               $128         $125
  Fully eligible active plan
    participants....................                 10           14
  Other active plan participants....                 59           67
                                                   ----         ----
                                                    197          206
Unamortized excess prior service
  cost asset........................                113          123
Unrecognized net gain (loss)........                 10          (16)
                                                   ----         ----
Accrued postretirement benefit
  obligation........................               $320         $313
                                                   ====         ====

Actuarial assumptions used in determining the accumulated postretirement benefit obligation are established as of September 30th of each fiscal year. Significant assumptions are listed as follows:

                                       1996        1995         1994
                                      ------      ------       ------
Discount rate..................        7.5%        7.5%         8.25%
Rate of increase in cost of
 benefits:
  Pre-Medicare..................       3.5%       10.5%         11.7%
  Post-Medicare.................       3.5%        9.0%          9.3%

The postretirement benefit plan is a defined dollar benefit plan limiting the effect of medical inflation to a maximum of 3.5% per year after 1995. Because the plan has established dollar limits for determining Company contributions, the effect of a 1% increase in the assumed healthcare cost trend rate is not significant.

                     COCA-COLA ENTERPRISES INC.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Income Taxes

The current income tax provision represents the amount of income taxes paid or payable for the year. The deferred income tax provision represents the change in deferred tax liabilities and assets and, for business combinations, the change in such tax liabilities and assets since the date of acquisition. Significant components of the provision for income taxes are as follows (in millions):

                                         1996         1995         1994
                                        ------       ------       ------
Current:
  Domestic
    Federal...................           $ 61         $ 29         $  4
    State and local...........             12           12            6
  International...............              -            -            2
                                         ----         ----         ----
Total current provision.......             73           41           12

Deferred:
  Domestic
    Federal...................             (6)          20           38
    State and local...........              4            3            9
  International...............              -           (1)          (1)
                                         ----         ----         ----
Total deferred provision......             (2)          22           46

Additional paid-in capital from
  benefit of stock compensation
  plans........................             9            -            -
                                         ----         ----         ----
Total provision for income taxes         $ 80         $ 63         $ 58
                                         ====         ====         ====

A reconciliation of the expected income tax expense at the statutory U.S. Federal rate to the Company's actual income tax provision follows (in millions):

                                       1996         1995         1994
                                      ------       ------       ------
U.S. federal statutory
  expense.....................         $ 68         $ 51         $ 45
U.S. state expense - net of
  federal benefit.............            5            5            3
Taxation of international
  operations..................            1            -            -
State benefits valuation
  allowance provision.........            6            5            7
Nondeductible items...........            3            3            2
Other, net....................           (3)          (1)           1
                                       ----         ----         ----
                                       $ 80         $ 63         $ 58
                                       ====         ====         ====

Deferred income taxes are recognized for tax consequences of temporary differences between the financial and tax bases of existing assets and liabilities by applying enacted statutory tax rates to such differences. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows (in millions):

                                                1996         1995
                                               ------       ------
Deferred tax liabilities:
  Franchise assets....................         $2,624       $2,200
  Property, plant, and equipment......            292          225
                                               ------       ------
Total deferred tax liabilities........          2,916        2,425
Deferred tax assets:
  Net operating loss carryforwards....           (306)        (319)
  Employee and retiree benefit
    accruals..........................           (255)        (217)
  Alternative minimum tax credits.....            (76)         (29)
  Other, net..........................            (73)         (78)
                                               ------       ------
Total deferred tax assets.............           (710)        (643)
  Valuation allowance for deferred tax
   assets.............................            135          120
                                               ------       ------
Net deferred tax liabilities..........          2,341        1,902
  Current deferred tax assets                     140          130
                                               ------       ------
Total deferred tax liabilities                 $2,481       $2,032
                                               ======       ======

Deferred tax assets are recognized for the tax benefit of deducting timing differences and federal, foreign, and state net operating loss and tax credit carryforwards. Valuation allowances are recognized on these assets if it is believed that some or all of the deferred tax assets will not be realized. Management believes the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from operations. Valuation allowances of $135 million and $120 million as of December 31, 1996 and 1995, respectively, were established for the remaining deferred tax assets. Included in the valuation allowance as of December 31, 1996 and 1995 were $79 million and $68 million, respectively, for net operating loss carryforwards of acquired companies.

Federal tax operating loss carryforwards aggregating $572 million have arisen principally from tax deductions relating to various bottling companies acquired in 1986 that result from elections filed under Section 338 of the Internal Revenue Code. These carryforwards are available in varying amounts to offset future federal taxable income through their expiration in years 2000 through 2010.

Deferred tax assets recognized for the tax benefit of the aforementioned losses are classified in the balance sheet based on the expected reversal date. Accordingly, the tax benefit of net operating losses and other temporary differences expected to reverse within one year of $140 million at December 31, 1996 is classified as a current asset.

The Company's earnings from foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.
At December 31, 1996 and 1995, the Company's foreign subsidiaries had no distributable earnings.

Note 13 - Related Party Transactions

The Coca-Cola Company owns approximately 45% of the Company's outstanding common shares. The Company generates approximately 91% of its product sales volume from the sale of products of The Coca-Cola Company. The Company and The Coca-Cola Company have entered into various transactions and agreements in the ordinary course of business. Certain of these transactions and agreements are disclosed in other sections of the accompanying financial statements and related notes. The following outlines other significant transactions between the Company and The Coca-Cola Company and its affiliates:

Marketing Support Arrangements - The Coca-Cola Company engages in a variety of marketing programs, local media advertising, and other similar arrangements to promote the sale of products of The Coca-Cola
Company in territories operated by the Company. In 1996, 1995, and 1994 total direct marketing support paid or payable to the Company, or on behalf of the Company by The Coca-Cola Company, approximated $448 million, $343 million, and $319 million, respectively. Pursuant to cooperative advertising and trade arrangements with The Coca-Cola Company, the Company paid The Coca-Cola Company $123 million, $82 million, and $71 million in 1996, 1995, and 1994, respectively, for local media and marketing program expense. In addition, to partially fund costs associated with an increased rate of cold drink equipment placement and cold drink market and infrastructure development, funding paid or payable to the Company by The Coca-Cola Company approximated $120 million, $55 million, and $34 million in 1996, 1995, and 1994, respectively.

Fountain Syrup and Package Product Sales - The Company sells fountain syrup back to The Coca-Cola Company in certain territories and delivers this syrup to certain major fountain accounts of The Coca-Cola Company. The Company will, on behalf of The Coca-Cola Company, invoice and collect amounts receivable for these fountain sales. In addition, the Company also sells bottle and can beverage products to The Coca-Cola Company at prices which are generally similar to the prices charged by the Company to its major customers. During 1996, 1995, and 1994 The Coca-Cola Company paid the Company approximately $295 million, $253 million, and $235 million, respectively, for fountain syrup, bottle and can products, and delivery and billing services.

Note 14 - Environmental Matters

The Company incurs costs to satisfy various federal and state regulations involving materials discharge, waste water treatment, and underground storage tanks. These costs, excluding routine maintenance and monitoring costs, totaled approximately $5 million, $6 million, and $12 million in 1996, 1995, and 1994, respectively. The Company believes any amount it may be required to pay in excess of amounts previously funded or accrued would not have a materially adverse effect on its financial position, cash flows, or results of operations.

The Company has been named as a potentially responsible party ("PRP") for the costs of remediation of hazardous waste at federal and state Superfund sites. The Company believes any ultimate Superfund liability under these PRP designations will not have a materially adverse effect on its financial position, cash flows, or results of operations. At December 31, 1996, there were five federal sites and one state site for which the Company's involvement or liability as a PRP was unresolved. In addition, there were 17 other federal and seven state sites for which it has been concluded that the Company either had no responsibility, the ultimate liability amounts would be less than $100,000 or payments made to date by the Company would be sufficient to satisfy all liability of the Company.

Under current law, the Company's liability for clean-up of Superfund sites may be joint and several with other PRPs, regardless of the Company's use in relation to other users. As to any site where the Company may be liable, the Company has determined there are other PRPs who are financially solvent as well, and that any hazardous waste deposited by the Company is minimal when compared to amounts deposited by financially solvent PRPs.

                     COCA-COLA ENTERPRISES INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 15 - Geographic Operating Information

The Company operates in one industry: the marketing, distribution, and production of bottle and can beverage products. On December 31, 1996, the Company operated in 41 states (referred to as the "Domestic" territories), and Belgium, France, and the Netherlands (collectively referred to as the "European" territories).

Prior to the third-quarter 1996 Belgian and French acquisition, the Company's net operating revenues in geographic areas outside the United States were less than 5%. During 1996 there were no material amounts of sales or transfers among geographic areas and no material amounts of United States export sales. Selected information by geographic territory as of and for the year ended December 31, 1996 follows (in millions):

                            Domestic        European(A)     Consolidated(B)
                            --------        -----------     ---------------
Net operating revenues      $ 7,091           $  830            $ 7,921
Operating income                618                3                545
Identifiable assets           9,099            1,889             11,234
Capital expenditures            544               51                622
Depreciation and
  amortization                  523               62                627


(A) European information presented includes short periods for entities acquired in 1996 and, therefore, is not indicative of full-year results.
(B) Consolidated amounts include amounts not specifically allocated to geographic operating locations. These unallocated amounts include:
    (i) general company costs of $76 million, (ii) assets maintained for general company purposes, principally cash and cash investments, fixed assets, deferred taxes and deferred costs, aggregating $246 million,
    (iii) capital expenditures for general company use totaling $27 million, and (iv) depreciation and amortization on general company assets of $42 million.

Note 16 - Commitments and Contingencies

The Company purchases substantially all of its PET (plastic) bottles from manufacturing cooperatives and other entities involved in the manufacture of plastic bottles. The Company has guaranteed payment of up to $236 million of indebtedness owed by these manufacturing cooperatives to third parties. At December 31, 1996, these cooperatives had approximately $147 million of indebtedness guaranteed by the Company. The Company has also provided letters of credit aggregating $101 million primarily in connection with self-insurance programs.

As of December 31, 1996, the Company has entered into long-term purchase agreements with various suppliers. Subject to the supplier's quality and performance, the purchase commitments covered by these agreements aggregate approximately $1,215 million in 1997, $800 million in 1998, $736 million in 1999, $745 million in 2000, and $62 million in 2001.

The Company leases office and warehouse space, computer hardware, and machinery and equipment under lease agreements expiring at various dates through 2019. At December 31, 1996, future minimum lease payments under noncancellable operating leases aggregate approximately $107 million. Rent expense was approximately $35 million, $31 million, and $28 million during 1996, 1995, and 1994, respectively.

In the first quarter of 1996 the Company recorded a settlement totaling $10 million ($0.05 per common share after taxes) in settlement of claims against certain suppliers. The amount of the settlement award is included as a reduction of cost of sales.

Note 17 - Supplemental Disclosures of Cash Flow Information

Cash payments during the year were as follows (in millions):

                                         1996        1995         1994
                                        ------      ------       ------
Interest (net of capitalized
  amount)........................       $  318      $  320       $  328
                                        ======      ======       ======
Income taxes.....................       $   39      $   31       $    3
                                        ======      ======       ======

Changes in current assets and liabilities pertaining to operating activities were as follows (in millions):

                                          1996       1995        1994
                                         ------     ------      ------
Decrease/(increase) in trade
  accounts and other
  receivables....................        $   66     $  (35)     $  (12)
Decrease/(increase) in
  inventories....................            24         17         (35)
Decrease/(increase) in prepaid
  expenses and other assets......            10        (20)         (9)
Increase in accounts payable and
  accrued expenses...............           118         26         114
                                         ------     ------      ------
Net change in current assets and
  liabilities....................        $  218     $  (12)     $   58
                                         ======     ======      ======

In conjunction with the acquisitions of bottling operations, the fair values of assets acquired, cash paid, equity and debt issued, and liabilities assumed were as follows (in millions):

                                          1996        1995        1994
                                         ------      ------      ------
Fair values of assets acquired,
  net of cash.....................       $2,244      $  170      $   24
Liabilities assumed...............       (1,370)        (12)         (4)
Equity issued.....................         (156)          -           -
Debt issued.......................          (42)          -           -
                                         ------      ------      ------
Cash paid, net of cash acquired...       $  676      $  158      $   20
                                         ======      ======      ======

                         COCA-COLA ENTERPRISES INC.

                		NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 18 - Subsequent Event

On February 18, 1997, the Company's Board of Directors approved a proposal to amend the Company's certificate of incorporation to increase the authorized common shares from 500 million to 1 billion and to effect a 3-for-1 stock split. The split is contingent upon share-owner approval at the April 21, 1997 annual meeting of share owners. Because certain holders of more than a majority of the Company's common stock have advised the Company of their intention to vote in favor of the proposed stock split, approval of the proposal is reasonably assured. If ultimate approval is received, the stock split will be payable to share owners of record on May 1, 1997. Because ultimate approval is pending until April 21, 1997, financial information contained elsewhere in this annual report has not been adjusted to reflect the impact of the proposed stock split.

Earnings per common share amounts, after giving retroactive effect to the 3-for-1 stock split, are presented below for all of the per share amounts disclosed in the financial statements and the notes to the financial statements (full-year information):

                                           Years Ended December 31,
                                       --------------------------------
                                        1996         1995         1994
                                       ------       ------       ------
Average common shares
  outstanding (in millions)........      375          387          390
Net income per common share
 (unaudited):
   Reported........................    $0.28        $0.21        $0.17
                                       =====        =====        =====
   Proforma (giving effect for the
     1996 acquisitions and the 1997
     acquisition of CCSB)..........    $0.21        $0.10
                                       =====        =====
   Proforma (giving effect for the
     1996 acquisitions)............    $0.27        $0.17
                                       =====        =====
   Proforma (giving effect for SFAS
     123)..........................    $0.30        $0.21
                                       =====        =====


                                              Quarters Ended 1996
                                       -----------------------------------
                                       First     Second    Third    Fourth
                                       -----     ------    -----    ------
Net income per common share
 (unaudited):
   Reported.......................     $0.01     $0.15     $0.10     $0.02
                                       =====     =====     =====     =====
   Proforma (giving effect for
     the 1996 acquisitions and
     the 1997 acquisition of
     CCSB).........................    $(0.09)    $0.23    $0.06     $0.01
                                       ======     =====    =====     =====


                                              Quarters Ended 1995
                                       -----------------------------------
                                       First    Second    Third     Fourth
                                       -----    ------    -----     ------
Net income per common share
 (unaudited):
   Reported....................        $0.01    $0.12     $0.09     $(0.01)
                                       =====    =====     =====     ======
   Proforma (giving effect for
     the 1996 acquisitions and
     the 1997 acquisition of
     CCSB).....................       $(0.06)   $0.17     $0.11     $(0.12)
                                      ======    =====     =====     ======

Note 19 - Quarterly Financial Information

Unaudited quarterly financial information follows (in millions except per share data):


										                                                                       Fiscal
       1996                     First(A)    Second      Third     Fourth(A)       Year
       ----                     --------    ------     -------    ---------      ------
Net operating revenues.......   $  1,600    $2,016     $ 2,187    $   2,118      $7,921
                                ========    ======     =======    =========      ======
Gross profit.................   $    630(B) $  763     $   824    $     808      $3,025
                                ========    ======     =======    =========      ======
Net income applicable to
  common share owners........   $      5(B) $   57     $    37(C) $       7      $  106
                                ========    ======     =======    =========      ======
Net income per share
  applicable to common share
  owners.....................   $   0.04(B) $ 0.46     $  0.29(C) $    0.06      $ 0.85
                                ========    ======     =======    =========      ======
Proforma net income (loss)
  per common share (G).......   $  (0.26)   $ 0.68     $  0.19    $    0.02      $ 0.63
                                ========    ======     =======    =========      ======

										                                                                       Fiscal
          1995                  First(A)    Second      Third     Fourth(A)       Year
          ----                  --------    ------     -------    ---------      ------
Net operating revenues.......   $  1,462    $1,827      $1,841    $   1,643      $6,773
                                ========    ======      ======    =========      ======
Gross profit.................   $    561    $  674      $  658    $     613      $2,506
                                ========    ======      ======    =========      ======
Net income (loss) applicable
  to common share owners.....   $      2(D) $   46      $   35    $      (3)(E)  $   80
                                ========    ======      ======    =========      ======
Net income (loss) per share
  applicable to common share
  owners.....................   $   0.02(D) $ 0.35      $ 0.27    $   (0.03)(E)  $ 0.62(F)
                                ========    ======      ======    =========      ======
Proforma net income (loss)
  per common share (G).......   $  (0.19)   $ 0.50      $ 0.33    $   (0.35)     $ 0.29
                                ========    ======      ======    =========      ======

-------------------------------

For quarterly reporting, the Company reports on a Friday closest to the end of the quarterly calendar period for reporting convenience.

(A) Each quarter presented includes 91 days, except for the first quarter of 1996 (89 days), the fourth quarter of 1996 (95 days), the first quarter of 1995 (90 days), and the fourth quarter of 1995 (93 days).

(B) In the first quarter of 1996 the Company recorded a $10 million ($0.05 per common share after taxes) favorable supplier settlement.

(C) During the third quarter of 1996 the Company shortened the estimated vesting period on management stock and performance option awards because of the Company's stock performance in that quarter resulting in additional costs of $19 million ($0.10 per common share after taxes).

(D) In January 1995 the Company sold its 50% ownership interest in Mid South for $17 million, resulting in a $9 million pretax gain ($0.04 per common share after taxes).

(E) During the fourth quarter of 1995 the Company shortened the estimated vesting period on management stock and performance option awards because of the Company's stock performance in that quarter resulting in additional costs of $25 million ($0.12 per common share after taxes).

(F) Due to the method used in calculating per share data as prescribed by Accounting Prinicples Board Opinion No. 15 and the timing of share repurchases by the Company, the quarterly per share data does not total full-year per share data.

(G) Proforma net income (loss) per common share presents information as if all international and domestic acquisitions described in Note 2 were effective January 1, 1995.


                     COCA-COLA ENTERPRISES INC.

          REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Coca-Cola Enterprises Inc.


We have audited the accompanying consolidated balance sheets of Coca-Cola Enterprises Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, share-owners' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signficiant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Enterprises Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ ERNST & YOUNG LLP



Atlanta, Georgia
January 21, 1997, except for the
1997 acquisition described in
Note 2, as to which the date is
February 10, 1997, and except for
the subsequent event described in
Note 18, as to which the date is
February 18, 1997.


                                 - 45 -

                        COCA-COLA ENTERPRISES INC.
                         SELECTED FINANCIAL DATA
                   (In millions except per share data)


                                                                  Fiscal Year
                          -----------------------------------------------------------------------------------------------------
                                 1996                                                  1991
                          -------------------                                  --------------------
                          Proforma(A) Reported  1995(B)  1994  1993(C) 1992(D) Proforma(E) Reported  1990   1989   1988   1987
                          ----------  --------  ------  ------ ------  ------- ----------  --------  ----   ----   ----   ----
OPERATIONS SUMMARY
Net operating revenues..    $10,307   $ 7,921   $6,773  $6,011 $5,465  $5,127   $5,027      $3,915  $3,933 $3,822 $3,821 $3,327
Cost of sales...........      6,444     4,896    4,267   3,703  3,372   3,219    3,170       2,420   2,400  2,350  2,303  1,953
                            -------   -------   ------  ------ ------  ------   ------      ------  ------ ------ ------ ------
Gross profit............      3,863     3,025    2,506   2,308  2,093   1,908    1,857       1,495   1,533  1,472  1,518  1,374
Selling, general, and
  administrative
  expenses..............      3,155     2,480    2,038   1,868  1,708   1,602    1,687       1,375   1,208  1,162  1,164  1,037
                            -------   -------   ------  ------ ------  ------   ------      ------  ------ ------ ------ ------
Operating income........        708       545      468     440    385     306      170         120     325    310    354    337
Interest expense, net...        564       351      326     310    328     312      312         210     200    193    202    160
Other nonoperating
  income (deductions),
  net...................          5         -       (6)     (3)    (2)     (6)      (3)         (2)      3     10     12     (4)
Gain from sale of bottling
  operations............          -         -        9       -      -       -        -           -      56     11    104      -
                            -------    ------   ------  ------ ------   -----   ------      ------  ------ ------ ------ ------
Income (loss) before
  income taxes and
  cumulative effect of
  changes in accounting
  principles............        149       194      145     127     55     (12)    (145)        (92)    184    138    268    173
Income tax expense
  (benefit).............         61        80       63      58     70       3      (17)         (9)     91     66    115     85
                            -------    ------   ------  ------ ------   -----   ------      ------  ------ ------ ------ ------
Income (loss) before
  cumulative effect of
  changes in accounting
  principles............         88       114       82      69    (15)    (15)    (128)        (83)     93     72    153     88
Cumulative effect of
  changes in accounting
  principles............          -         -        -       -      -    (171)       -           -       -      -      -      -
                            -------    ------   ------  ------ ------   -----   ------      ------  ------ ------ ------ ------
Net income (loss).......         88       114       82      69    (15)   (186)    (128)        (83)     93     72    153     88
Preferred stock
  dividends.............          9         8        2       2      -       -        9           9      16     18     10      -
                            -------    ------   ------  ------ ------   -----   ------      ------  ------ ------ ------ ------
Net income (loss)
  applicable to common
  share owners..........    $    79    $  106   $   80  $   67 $  (15)  $(186)  $ (137)      $ (92) $   77 $   54 $  143 $   88
                            =======    ======   ======  ====== ======   =====   ======      ======  ====== ====== ====== ======
-------------------------------------------------------------------------------------------------------------------------------

OTHER OPERATING DATA
Depreciation expense....     $  483    $  392   $  318  $  282 $  254  $ 227    $  205       $ 160  $  150 $  148 $  143  $ 123
Amortization expense....        319       235      211     179    165    162       125          91      86     81     82     72

-------------------------------------------------------------------------------------------------------------------------------

SHARE AND PER SHARE DATA
Average common shares
  outstanding...........        125       125      129     130    129    129      129         116     119    130    139     140
Net income (loss) per
  common share before
  cumulative effect of
  changes in accounting
  principles............     $ 0.63    $ 0.85   $ 0.62 $  0.52 $(0.11) $(0.11)  $(1.06)    $ (0.79) $ 0.65 $ 0.41 $ 1.03  $0.63
Net income (loss) per share
  applicable to common
  share owners..........       0.63      0.85     0.62    0.52  (0.11)  (1.45)   (1.06)      (0.79)   0.65   0.41   1.03   0.63
Dividends per common
  share.................       0.10      0.10     0.05    0.05   0.05    0.05     0.05        0.05    0.05   0.05   0.05   0.05
Closing stock price.....     48 1/2    48 1/2   26 7/8      18 15 1/4  12 1/4   15 3/8      15 3/8  15 1/2     16    15  14 1/4

-------------------------------------------------------------------------------------------------------------------------------

YEAR-END FINANCIAL POSITION
Property, plant, and
  equipment, net........    $ 3,156   $ 2,812   $2,158  $1,963 $1,890 $1,733   $1,706     $ 1,706  $1,373 $1,286 $1,180  $1,038
Franchises and other
  noncurrent assets,
  net...................      9,816     7,103    5,924   5,965  6,046  5,651    4,265       4,265   3,153  2,952  3,001   2,760
Total assets............     14,674    11,234    9,064   8,738  8,682  8,085    6,677       6,677   5,021  4,732  4,669   4,250
Long-term debt..........      7,315     5,305    4,201   4,187  4,391  4,131    4,091       4,091   2,537  2,305  2,211   2,157
Share-owners' equity....      1,550     1,550    1,435   1,339  1,260  1,254    1,442       1,442   1,627  1,680  1,808   1,526

------------------------------------------------------------------------------------------------------------------------------------

Fiscal periods presented are calendar years, beginning after 1991, and fiscal years ending on the Friday nearest December 31 prior to 1991. The
Company acquired subsidiaries in each year presented and divested subsidiaries in certain periods. Such transactions, except for: (i) the 1997 acquisition of Coca-Cola & Schweppes Beverages Limited ("CCSB"),
(ii) the acquisition of Coca-Cola Beverages S.A., Coca-Cola Production S.A., and S.A. Beverage Sales Holding N.V. (collectively "the French and Belgian bottlers"), (iii) the acquisition of Johnston Coca-Cola Bottling Group, Inc.
("Johnston"), and (iv) gains from the sale of certain bottling operations, did not significantly affect the Company's operating results in any one fiscal period. All acquisitions and divestitures have been included in or excluded from, as appropriate, the consolidated operating results of the Company from their respective transaction dates.

(A) The 1996 proforma Operations Summary, Other Operating Data and Share and Per Share Data give effect to the following acquisitions as though each had been owned for a full year beginning January 1, 1996: Coca-Cola
    & Schweppes Beverages Limited, the French and Belgian bottlers, Coca-Cola
    Bottling Company West, Inc., Grand Forks Coca-Cola Bottling Co., and
    Ouachita Coca-Cola Bottling Company, Inc. ("Ouachita").

(B) In January 1995 the Company sold its 50% ownership interest in The
    Coca-Cola Bottling Company of the Mid South ("Mid South") to Ouachita.
    The Company's interest in Mid South was reacquired through the Ouachita acquisition in February 1996.

(C) A one-time charge of $40 million ($0.31 per common share) in income tax expense to increase deferred income taxes resulted from a 1% increase in the corporate marginal income tax rate in connection with the Omnibus Budget Reconciliation Act of 1993.

(D) The adoption of SFAS 106 and SFAS 109 resulted in one-time charges to income. Fiscal periods prior to 1992 were not restated for these accounting changes.

(E) The 1991 proforma Operations Summary, Other Operating Data and Share and
    Per Share Data give effect to the acquisition of Johnston in December
    1991 as though it had been completed at the beginning of 1991. A restructuring charge in 1991 of $152 million is included in selling, general, and administrative expenses.


                               - 46 - and - 47 -




