Form 10-K, Exhibit 13
period 1997-12-31
COCA COLA ENTERPRISES INC
filed 1998-03-13
CIK 804055

                                   EXHIBIT 13

                             COCA-COLA ENTERPRISES

                          MANAGEMENT'S FINANCIAL REVIEW

 Management's Financial Review should be read in conjunction with the Company's consolidated financial statements and the accompanying footnotes along with the cautionary statements at the end of this section.

Management's primary objective is to deliver a superior investment return to our share owners through increases in long-term operating cash flows and profitable increases in sales volume. To accomplish this objective, Coca-Cola Enterprises Inc. ("the Company") has focused on implementing a comprehensive business plan that includes key strategies emphasizing:

       - Balanced volume growth with improved margins and sustainable increases in market share.

       -   The  creation  and  continued   execution  of  innovative  and
           superior marketing programs at the local level.

       - Continued integration of our North American and European acquisitions while capitalizing on diverse opportunities in various markets and channels.

       - Continued development of profitable business partnerships with our customers.

The success of these strategies is evidenced by the total return to our share owners, growth in our cash operating profit, earnings, and volume, all of which reflect the hard work of our employees.

                                  GOING GLOBAL

We believe our local market-driven operating philosophy and our decentralized operating structure helps to ensure our success in the global markets of today. Our recent acquisition of the Luxembourg bottler and the 1997 acquisitions of bottling operations in Canada, Great Britain, and New York, combined with our other operations in Europe and the United States, enhances our position as a leader in the worldwide liquid nonalcoholic refreshment business.

Coca-Cola Enterprises Inc. is the world's largest marketer, distributor, and producer of bottle and can liquid nonalcoholic refreshment. The Company distributes more than 65% of The Coca-Cola Company's bottle and can products in the United States and Canada through franchise territories in 44 states in the United States, the District of Columbia, and in the 10 provinces of Canada. We are also the sole licensed bottler for products of The Coca-Cola Company in Belgium, Great Britain, Luxembourg, the Netherlands, and most of France.

Products of The Coca-Cola Company account for approximately 89% of our total product sales volume. This reflects the successful partnership we have with The Coca-Cola Company which owns approximately 44% of our outstanding common shares. Our thirteen-member Board of Directors includes three current or former executives of The Coca-Cola Company.

                                MOMENTUM IN `98

Our greatest challenge is maintaining and accelerating our current operating momentum in what we believe will be a highly competitive market, while directing our cash resources toward profitable high-return projects and capitalizing on our European and North American opportunities.

For 1998 we expect to produce cash operating profit growth of 10% above 1997 comparable results of $1.75 billion. This rate of anticipated cash operating profit growth would correspond with projected 1998 earnings per share that would more than double comparable 1997 basic net income per share of $0.16.

                         MANAGEMENT'S FINANCIAL REVIEW


                            OPERATIONS REVIEW - 1997

OVERVIEW

In 1997 consolidated cash operating profit, or net income before deducting interest, taxes, depreciation, amortization, and other nonoperating items, exceeded $1.6 billion, 42% above reported 1996 results, and 10% above comparable 1996 performance. The Company's comparable cash operating profit growth reflected volume growth above industry rates and decreases in cost of sales per case that more than offset lower net revenues per case.

Strong volume growth, reduced interest expense, and a lower effective tax rate resulted in 1997 cash operating profit and net income margins in excess of comparable 1996 margins. The gross profit and operating income margins for 1997 declined slightly from 1996 primarily because of higher depreciation and noncash stock compensation amortization expenses.

To achieve our objective of increasing long-term value for our share owners, we continue to invest additional capital to expand our geographic, product, package, and channel diversity and to act on local market opportunities. In 1997 this diversity has been a key factor in our ability to deliver consistent growth despite the highly competitive pricing environment in North America. With approximately 27% of our net operating revenues generated in territories outside North America, we believe our ability to manage our expanding portfolio of diverse operations results in a significant competitive advantage and accelerates our long-term growth potential.

Comparable Results - Because of the Company's significant acquisitions, results adjusted to a comparable basis provide a better indication of current operating trends. Comparable results as presented in this discussion are determined by adjusting:

       - 1997 results (i) to exclude the first-quarter 1997 charge of $6 million for the early redemption of debentures and (ii) to exclude the third-quarter 1997 tax rate change benefit of $58 million, and

       - 1996 results (i) to include the results of significant acquisitions for the same periods included in 1997 reported results and (ii) to exclude the first-quarter 1996 favorable supplier settlement of $10 million.

CASH OPERATING PROFIT

In the opinion of management, cash operating profit is one of the key standards for measuring our operating performance.

To determine comparable cash operating profit growth rates, 1997 and 1996 reported results were adjusted as described above and were also adjusted to exclude results from our recent 1997 acquisitions of Coke Canada and Coke New York.


         --------------------------------------------------------------
                                                     FULL-YEAR 1997
                                                 ----------------------
                                                  REPORTED   COMPARABLE
                                                   CHANGE      CHANGE
         --------------------------------------------------------------
           Cash Operating Profit:
             Consolidated                            42%         10%
             Currency neutral                                    11%
         --------------------------------------------------------------

Cash operating profit is used by management as an additional indicator of operating performance and not as a replacement of measures defined and required by generally accepted accounting principles such as cash flows from operating activities and operating income.

VOLUME

         --------------------------------------------------------------
                                                     FULL-YEAR 1997
                                                 ----------------------
                                                  REPORTED   COMPARABLE
                                                   CHANGE      CHANGE
         --------------------------------------------------------------
           Physical Case Bottle and Can Volume:
             Consolidated                            41%          7%
             North American Territories                           6%
             European Territories                                 8%
         --------------------------------------------------------------

Volume growth in 1997 was impacted by strong performance in brands of The Coca-Cola Company with particularly strong increases in Coca-Cola classic, Sprite, SURGE, Barq's, and Cool from Nestea. This growth is an indicator of our continued increase in market share in our territories.

On a unit case basis, 76% of the Company's 1997 volume was from North American operations and 24% was from our European operations. We expect approximately the same ratio in 1998.

NET OPERATING REVENUES AND COST OF SALES

         --------------------------------------------------------------
                                                     FULL-YEAR 1997
                                                 ----------------------
                                                  REPORTED   COMPARABLE
                                                   CHANGE      CHANGE
         --------------------------------------------------------------
           Net Operating Revenues                    42%         4 %
         --------------------------------------------------------------
           Net Revenues Per Case                    0.5%      (2.5)%
             Currency neutral                                   (1)%
         --------------------------------------------------------------
           Cost of Sales Per Case                     3%        (2)%
             Currency neutral                                 (0.5)%
         --------------------------------------------------------------

Under our decentralized organizational and operating philosophy, net revenues per case are managed locally, given individual market conditions and opportunities. Net operating revenues are comprised principally of wholesale sales to retailers, accounting for approximately 96% of our net revenues.

While we hope the pricing environment will improve in 1998, we expect modest increases in costs of sales per case because of higher costs for concentrate and certain packaging materials.

                           COCA-COLA ENTERPRISES INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                       (IN MILLIONS EXCEPT PER SHARE DATA)



                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                       1997      1996      1995
                                                     -------   -------   -------
NET OPERATING REVENUES ...........................   $11,278   $ 7,921   $ 6,773
Cost of sales (purchases from The Coca-Cola
 Company - $3,086, $2,150, and $1,828,
 respectively) ...................................     7,096     4,896     4,267
                                                     -------   -------   -------

GROSS PROFIT .....................................     4,182     3,025     2,506
Selling, delivery, and administrative expenses ...     3,462     2,480     2,038
                                                     -------   -------   -------

OPERATING INCOME .................................       720       545       468
Interest expense, net ............................       536       351       326
Other nonoperating deductions, net ...............         6        --         6
Gain from sale of ownership interest in
 bottling operation ..............................        --        --         9
                                                     -------   -------   -------

INCOME BEFORE INCOME TAXES .......................       178       194       145
Income tax expense before rate change benefit ....        65        80        63
Income tax rate change benefit ...................       (58)       --        --
                                                     -------   -------   -------

NET INCOME .......................................       171       114        82
Preferred stock dividends ........................         2         8         2
                                                     -------   -------   -------

NET INCOME APPLICABLE TO COMMON SHARE OWNERS .....   $   169   $   106   $    80
                                                     =======   =======   =======

BASIC NET INCOME PER SHARE APPLICABLE TO
 COMMON SHARE OWNERS .............................   $  0.44   $  0.28   $  0.21
                                                     =======   =======   =======

DILUTED NET INCOME PER SHARE APPLICABLE TO
 COMMON SHARE OWNERS .............................   $  0.43   $  0.28   $  0.20
                                                     =======   =======   =======



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


EARNINGS PER SHARE

At the April 21, 1997 annual meeting of share owners, a 3-for-1 stock split was approved for share owners of record on May 1, 1997 and authorized common shares were increased from 500 million to 1 billion. For all periods prior to the effective date of the stock split, per share data contained in this report have been restated to reflect the impact of the split.

In 1997 the Company produced basic net income per share of $0.44 compared to reported year-to-date 1996 results of $0.28 per share. Basic net income per share for 1997 includes a $58 million ($0.15 per share) one-time tax benefit resulting from the reduction in the United Kingdom's corporate tax rate and a $6 million one-time charge for the redemption of $142 million in 8.75% Debentures due 2017 ($0.01 per share after tax). When we exclude these one-time items, 1997 basic net income per share was $0.30.

SELLING, DELIVERY, AND ADMINISTRATIVE EXPENSES

In 1997 selling, delivery, and administrative expenses increased 4% over comparable 1996 expenses. The 1997 acquisitions combined with incremental amortization expenses for executive stock compensation plans resulted in a reported increase in selling, delivery, and administrative expenses of 40%. However, selling, delivery, and administrative expenses as a percent of net operating revenues remained relatively constant for full-year 1997 when compared to 1996.

Our stock-based compensation plans are designed to motivate management to make decisions that promote maximum growth in financial and operating results and, ultimately, in the Company's stock price. Noncash stock compensation costs are included in selling, delivery, and administrative expenses. In 1997 the significant increase in the Company's stock price and accelerated recognition of costs associated with these plans resulted in a 67% increase in total stock compensation expenses over 1996 costs. The 1998 stock-based compensation plans have been designed to result in no recorded compensation expense to the Company and, therefore, timing concerns relating to expense recognition encountered over the last few years have been eliminated.

INTEREST EXPENSE

In 1997 interest expense increased over reported 1996 interest expense, reflecting a higher 1997 debt balance primarily a result of the 1997 and 1996 acquisitions. For 1997 the weighted average cost of debt was 6.9% as compared to the

                         MANAGEMENT'S FINANCIAL REVIEW


1996 weighted average cost of debt of 7.2%. At the end of 1997, the Company's debt portfolio was comprised of 35% floating-rate debt with the remainder at fixed rates. We expect our portfolio to become more fixed as we continue to execute fixed-rate longer-term debt to replace the floating-rate short-term debt used in financing our acquisitions.

INCOME TAX EXPENSE

On July 31, 1997, the United Kingdom's income tax rate was reduced from 33% to 31% retroactive to April 1, 1997. This rate change reduced deferred tax liabilities associated with the Company's United Kingdom operations by $58 million. This deferred tax liability reduction was recognized as a credit to income tax expense ($0.15 per common share) in 1997.

Excluding this one-time tax benefit, the Company's effective tax rate for 1997 was 37%, below the 1996 effective tax rate of 41%. The reduction in the Company's effective tax rate principally results from our expanded operations in Europe including the favorable tax treatment granted to certain foreign operations under a tax holiday expiring by the year 2000.

                      CASH FLOW AND LIQUIDITY REVIEW - 1997

CAPITAL RESOURCES

Our sources of capital include, but are not limited to, cash flows from operations, the issuance of public or private placement debt, bank borrowings, and the issuance of equity securities. We believe that short-term and long-term capital resources available to us are more than sufficient to fund our capital expenditure and working capital requirements, scheduled debt payments, interest and income tax obligations, dividends to our share owners, acquisitions, and plans for share repurchases.

At December 31, 1997, we had available for long-term financing needs approximately $2 billion in debt securities for issuance under a registration statement with the Securities and Exchange Commission and an additional $2 billion in debt securities under a program registered with the Luxembourg Stock Exchange. We satisfy seasonal working capital needs and other financing requirements with bank borrowings and short-term borrowings under our commercial paper program and other credit facilities. At December 31, 1997, we had a total amount outstanding of approximately $1,217 million under various short-term credit facilities, with an additional $1,238 million available for future use. We intend to continue to refinance borrowings under our commercial paper program and our short-term credit facilities with longer-term fixed and floating rate financings. Subsequent to December 31, 1997, the Company issued an additional $506 million in notes and debentures.

The Company's sources of capital allow us the financial flexibility to execute our disciplined acquisition strategy of acquiring businesses that offer us opportunities to implement our operating strategies, achieve our desired rates of return, and increase share-owner value over the long term.

SUMMARY OF CASH ACTIVITIES

The Company's principal sources of cash consisted of those derived from operations of $942 million and proceeds from the issuance of debt aggregating $4.6 billion. The Company's primary uses of cash were capital expenditures totaling $967 million, long-term debt payments totaling $2.6 billion, and net cash cost for acquired bottling operations of approximately $2 billion.

Operating Activities: The cash flows from operating activities for 1997 result from the favorable operating performance discussed earlier and from our acquisitions. The increase in depreciation expense for 1997 is caused by increased capital spending and acquisitions. The increase in amortization expense for 1997 reflects additional franchise amortization from acquisitions and from stock-based compensation plans.

Investing Activities: The significant increase in net cash used in investing activities in 1997 compared to 1996 is primarily a result of the 1997 European and North American acquisitions at a total cost of approximately $2 billion in cash, net of cash acquired. Capital expenditures in 1997 increased 55% over 1996 primarily because of our significant growth and the capital investments made by our international operations. We expect 1998 capital expenditures to approximate 1997 expenditures, without giving any effect to possible future acquisitions.

On February 10, 1997, the Company purchased Amalgamated Beverages Great Britain Limited from The Coca-Cola Company and Cadbury Schweppes plc. On August 7, 1997, the Company acquired The Coca-Cola Company's 48% interest in Coca-Cola Beverages Ltd. ("Coke Canada") and its 49% interest in The Coca-Cola Bottling Company of New York, Inc. ("Coke New York"). In September 1997 the Company acquired the remaining

                           COCA-COLA ENTERPRISES INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (IN MILLIONS)


                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1997      1996      1995
                                                    -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income ......................................   $   171   $   114   $    82
Adjustments to reconcile net income to net
 cash derived from operating activities:
  Depreciation ..................................       566       392       318
  Amortization ..................................       380       235       211
  Deferred income tax provision (benefit) .......       (80)       (2)       22
  Gain from sale of ownership interest in
   bottling operation ...........................        --        --        (9)
  Net changes in current assets and current
   liabilities ..................................      (138)      218       (12)
  Additional nonoperating cash flows ............        43        49        32
                                                    -------   -------   -------
Net cash derived from operating activities              942     1,006       644

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets .......................      (967)     (622)     (501)
Fixed asset sales ...............................        20        12        16
Cash investments in bottling  businesses,
 net of cash acquired ($1,580 and $533 was
 paid to The Coca-Cola Company for bottling
 operations in 1997 and 1996, respectively)          (1,987)     (676)     (158)
Sale of ownership interest in bottling
 operations .....................................        --        --        17
Additional investing activities .................        --        --         6
                                                    -------   -------   -------
Net cash used in investing activities ...........    (2,934)   (1,286)     (620)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt ......................     4,630       875       301
Payments on long-term debt ......................    (2,613)     (359)     (315)
Cash dividend payments on common and
 preferred stock ................................       (33)      (19)       (7)
Exercise of employee stock options ..............        13        10        10
Stock purchases for treasury ....................        --      (183)      (41)
Additional financing activities .................        (7)       (5)       14
                                                    -------   -------   -------
Net cash derived from (used in) financing
 activities .....................................     1,990       319       (38)
                                                    -------   -------   -------

NET (DECREASE) INCREASE IN CASH AND CASH
 INVESTMENTS DURING EACH YEAR
                                                         (2)       39       (14)
Cash and cash investments at beginning of
 each year ......................................        47         8        22
                                                    -------   -------   -------

CASH AND CASH INVESTMENTS AT END OF EACH
 YEAR ...........................................   $    45   $    47   $     8
                                                    =======   =======   =======



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

--------------------------------------------------------------------------------

shares of Coke Canada held by the public and as of January 5, 1998 the Company owns all of the outstanding shares of Coke New York. Since inception, the Company has acquired a number of bottling companies for a total cost of approximately $10.9 billion.

Financing Activities: The 1997 acquisitions were initially financed through a combination of sellers' notes, public debt securities, and bank borrowings.

In 1997 the Company issued (i) $150 million of 5.71% Notes due 2037, (ii) $250 million of 6.375% Notes due 2001, (iii) $200 million of 6.625% Notes due 2004,
(iv) $300 million of 7.125% Debentures due 2017, and (v) $250 million of 6.95% Debentures due 2026.

On April 1, 1997, the Company redeemed 8.75% Debentures due 2017 aggregating $142 million. Costs of $6 million associated with this redemption were included in results of operations as a nonoperating expense.

On September 25, 1997, the Company registered debt securities of $2.5 billion under a European Medium Term Note Program with the Luxembourg Stock Exchange. On September 30, 1997, the Company issued $500 million in notes due 2002 under this program.

On January 20, 1998, the Company announced it would restart the repurchase activity under a 30 million share (restated for the 3-for-1 stock split) common stock repurchase program approved by the Board of Directors on

                         MANAGEMENT'S FINANCIAL REVIEW

April 11, 1996. In 1996 and 1997, no repurchases were made under this program. Management considers market conditions and alternative uses of cash and/or debt, balance sheet ratios, and share-owner returns when evaluating the timing of share repurchases.

The Company can repurchase shares in the open market and in privately negotiated transactions based on prevailing market conditions. Additionally, a management stock buy-back program was implemented to purchase shares during the ten-business day period beginning January 23, 1998 whereby certain employees were allowed to sell up to 15% of their current holdings back to the Company. Repurchased shares are added to treasury stock and are available for general corporate purposes including acquisition financing and the funding of various employee benefit and compensation plans.

Cash Tax Obligations: During 1987 the Company filed elections under Section 338 of the Internal Revenue Code relating to various bottling companies acquired in 1986. This election resulted in a tax deductible basis for the majority of our franchise assets.

For tax purposes, the franchise assets from these acquisitions were fully amortized in 1996. The cash income tax obligation for 1997 increased over 1996 and 1995 and is expected to continue to increase in the future once tax operating loss carryforwards resulting from these accelerated deductions are fully utilized.

                            FINANCIAL POSITION - 1997

ASSETS

Overall, the increase in total assets from December 31, 1996 to December 31, 1997 is primarily attributable to the acquisitions of the British, Canadian, and New York bottlers. The increase in franchises and other noncurrent assets is also a direct result of the franchise assets acquired in these acquisitions. The increase in property, plant, and equipment results from these bottler acquisitions combined with 1997 capital expenditures of approximately $967 million.

LIABILITIES AND EQUITY

The increase in long-term debt and the increase in deferred income taxes also results from these acquisitions. As a result of the 3-for-1 stock split, common stock balances were increased to stated aggregate par values by decreasing additional paid-in capital by $295 million.

Changes in currency exchange rates resulted in a decrease in the cumulative translation adjustment of $37 million in 1997. Through July 1996, the operations of the Company were primarily in U.S. dollars and Dutch florins. Since August 1996 we have operated in a multicurrency environment.

CONTINGENCIES

At December 31, 1997, there were five federal and two state Superfund sites for which the Company's involvement or liability as a potentially responsible party ("PRP") was unresolved. We believe any ultimate liability under these PRP designations will not have a materially adverse effect on our financial position, cash flows, or results of operations. In addition, there were 17 federal and seven state sites for which it had been concluded the Company either had no responsibility, the ultimate liability amounts would be less than $100,000, or payments made to date by the Company would be sufficient to satisfy the Company's liability.

The Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussion with counsel, that any ultimate liability would not materially affect the Company's financial position, results of operations, or liquidity.

INTEREST RATE AND CURRENCY RISK MANAGEMENT

Interest Rates: The Company is exposed to changes in domestic and international interest rates due to the Company's intentions to finance the purchase and cash flow requirements of international subsidiaries with either local currency borrowings or borrowings that are effectively exchanged into local borrowings through currency swap agreements. Interest rate risk is present with both fixed and floating rate debt. We use interest rate swap agreements and other risk management instruments to manage our fixed/floating debt profile.

Interest rate swap agreements generally involve exchanges of interest payments based upon fixed and floating interest rates without exchanges of underlying face (notional) amounts of the designated hedges. We continually evaluate the credit quality of counterparties to interest rate swap agreements and other risk management instruments and do not believe there is a significant risk of nonperformance by any of the counterparties.

Based on the Company's fixed/floating debt profile at December 31, 1997, a 1% increase in market interest rates would, on an annualized basis, increase interest expense and decrease income before income taxes by $31 million. This amount was determined by calculating the effect of the hypothetical interest rate on our floating rate debt, after giving consideration to our interest rate swap agreements and other risk management instruments. This amount does not include the effects of certain potential results of increased interest rates, such as a reduced level

                          COCA-COLA ENTERPRISES INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN MILLIONS EXCEPT PER SHARE DATA)




                                                                DECEMBER 31,
                                                             -----------------
                                                               1997      1996
                                                             -------   -------
                        ASSETS
CURRENT
Cash and cash investments, at cost approximating
 market ..................................................   $    45   $    47
Trade accounts receivable, less reserves of $58 and
 $45, respectively .......................................     1,007       668
Inventories:
 Finished goods ..........................................       330       221
 Raw materials and supplies ..............................       132        96
                                                             -------   -------
                                                                 462       317
Current deferred income tax assets .......................        70       140
Prepaid expenses and other current assets ................       229       147
                                                             -------   -------
     Total Current Assets ................................     1,813     1,319

PROPERTY, PLANT, AND EQUIPMENT
Land .....................................................       297       213
Buildings and improvements ...............................     1,065       860
Machinery and equipment ..................................     4,653     3,558
                                                             -------   -------
                                                               6,015     4,631
Less allowances for depreciation .........................     2,295     1,881
                                                             -------   -------
                                                               3,720     2,750
Construction in progress .................................       142        62
                                                             -------   -------
 Net Property, Plant, and Equipment ......................     3,862     2,812

FRANCHISES AND OTHER NONCURRENT ASSETS, NET ..............    11,812     7,103
                                                             -------   -------
                                                             $17,487   $11,234
                                                             =======   =======

         LIABILITIES AND SHARE-OWNERS' EQUITY
CURRENT
Accounts payable and accrued expenses ....................   $ 1,994   $ 1,181
Amounts payable to The Coca-Cola Company, net ............         6        18
Current portion of long-term debt ........................     1,032       491
                                                             -------   -------
       Total Current Liabilities .........................     3,032     1,690

LONG-TERM DEBT, LESS CURRENT MATURITIES ..................     7,760     4,814

RETIREMENT AND INSURANCE PROGRAMS AND OTHER LONG-TERM
 OBLIGATIONS .............................................       917       699

LONG-TERM DEFERRED INCOME TAX LIABILITIES ................     3,996     2,481

SHARE-OWNERS' EQUITY
Preferred stock ..........................................        --       134
Common stock, $1 par value - Authorized 1,000,000,000
 and 500,000,000 shares, respectively; Issued
 442,971,597 and 146,763,463 shares, respectively ........       443       147
Additional paid-in capital ...............................     1,364     1,434
Reinvested earnings ......................................       374       237
Cumulative effect of currency translations ...............       (16)       21
Common stock in treasury, at cost (56,418,084 and
 21,328,590 shares, respectively).........................      (383)     (423)
                                                             -------   -------
     Total Share-Owners' Equity ..........................     1,782     1,550
                                                             -------   -------

                                                             $17,487   $11,234
                                                             =======   =======




The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                          COCA-COLA ENTERPRISES, INC.

                 CONSOLIDATED STATEMENTS OF SHARE-OWNERS' EQUITY
                       (IN MILLIONS EXCEPT PER SHARE DATA)

                                                    ADDITIONAL
 THREE YEARS ENDED     PREFERRED       COMMON         PAID-IN      REINVESTED
 DECEMBER 31, 1997       STOCK          STOCK         CAPITAL       EARNINGS
-------------------- -------------  -------------  -------------  -------------

BALANCES AT
 DECEMBER 31, 1994 .    $   29         $  144         $1,301         $   70
Issuance of
 management stock
 performance
 awards ............        --             --             18             --
Unamortized cost of
 management stock
 performance
 awards ............        --             --            (18)            --
Expense amortization
 of management stock
 performance
 awards ............        --             --             36             --
Forfeiture of
 management stock
 performance
 awards ............        --             --             --             --
Purchase of common
 stock for treasury
 (refer to Note 8) .        --             --             --             --
Exercise of
 employee stock
 options ...........        --              1              9             --
Currency
 translations ......        --             --             --             --
Dividends on common
 stock (per share -
 $0.05) ............        --             --             --             (6)
Dividends on
 preferred stock
 (refer to Note 7) .        --             --             --             (2)
Preferred stock
 accretion (refer
 to Note 7) ........         1             --             --             --
Net income .........        --             --             --             82
                        ------         ------         ------         ------
BALANCES AT
 DECEMBER 31, 1995 .        30            145          1,346            144
Issuance of
 management stock
 performance
 awards ............        --              1             89             --
Unamortized cost of
 management stock
 performance
 awards ............        --             --            (90)            --
Expense
 amortization of
 management stock
 performance
 awards ............        --             --             40             --
Forfeiture of
 management stock
 performance
 awards ............        --             --             --             --
Exercise of
 employee stock
 options, including
 tax effect ........        --              1             15             --
Purchase of common
 stock for treasury
 (refer to Note 8) .        --             --             --             --
Tax effect of
 management stock
 performance
 awards ............        --             --              9             --
Issuance of shares
 to effect
 acquisition .......       155             --             --             --
Currency
 translations ......        --             --             --             --
Conversion of
 preferred stock to
 common stock ......       (53)            --             25             --
Dividends on common
 stock (per share -
 $0.10) ............        --             --             --            (13)
Dividends on
 preferred stock
 (refer to Note 7) .        --             --             --             (8)
Preferred stock
 accretion (refer
 to Note 7) ........         2             --             --             --
Net income .........        --             --             --            114
                        ------         ------         ------         ------
BALANCES AT
 DECEMBER 31, 1996 .       134            147          1,434            237
Issuance of
 management stock
 performance
 awards ............        --             --             57             --
Unamortized cost of
 management stock
 performance
 awards ............        --             --            (57)            --
Expense amortization
 of management stock
 performance
 awards ............        --             --             89             --
Exercise of
 employee stock
 options ...........        --              1             12             --
Tax effect of
 management stock
 compensation
 plans .............        --             --             12             --
Currency
 translations ......        --             --             --             --
Conversion of
 preferred stock to
 common stock ......      (134)            --             94             --
Dividends on common
 stock (per share -
 $0.10) ............        --             --             --            (32)
Dividends on
 preferred stock
 (refer to Note 7) .        --             --             --             (2)
Conversion of
 executive deferred
 compensation to
 equity ............        --             --             18             --
3-for-1 common stock
 split (refer to
 Note 10) ..........        --            295           (295)            --
Net income .........        --             --             --            171
                        ------         ------         ------         ------
BALANCES AT
 DECEMBER 31, 1997 .    $   --         $  443         $1,364         $  374
                        ======         ======         ======         ======

 THREE YEARS ENDED     CURRENCY       TREASURY     SHARE-OWNERS'
 DECEMBER 31, 1997   TRANSLATIONS       STOCK         EQUITY
-------------------- -------------  -------------  -------------

BALANCES AT
 DECEMBER 31, 1994 .    $   21         $ (226)        $1,339
Issuance of
 management stock
 performance
 awards ............        --             --             18
Unamortized cost of
 management stock
 performance
 awards ............        --             --            (18)
Expense amortization
 of management stock
 performance
 awards ............        --             --             36
Forfeiture of
 management stock
 performance
 awards ............        --             (1)            (1)
Purchase of common
 stock for treasury
 (refer to Note 8) .        --            (41)           (41)
Exercise of
 employee stock
 options ...........        --             --             10
Currency
 translations ......        17             --             17
Dividends on common
 stock (per share -
 $0.05) ............        --             --             (6)
Dividends on
 preferred stock
 (refer to Note 7) .        --             --             (2)
Preferred stock
 accretion (refer
 to Note 7) ........        --             --              1
Net income .........        --             --             82
                        ------         ------         ------
BALANCES AT
 DECEMBER 31, 1995 .        38           (268)         1,435
Issuance of
 management stock
 performance
 awards ............        --             --             90
Unamortized cost of
 management stock
 performance
 awards ............        --             --            (90)
Expense
 amortization of
 management stock
 performance
 awards ............        --             --             40
Forfeiture of
 management stock
 performance
 awards ............        --             (1)            (1)
Exercise of
 employee stock
 options, including
 tax effect ........        --             --             16
Purchase of common
 stock for treasury
 (refer to Note 8) .        --           (183)          (183)
Tax effect of
 management stock
 performance
 awards ............        --             --              9
Issuance of shares
 to effect
 acquisition .......        --              1            156
Currency
 translations ......       (17)            --            (17)
Conversion of
 preferred stock to
 common stock ......        --             28             --
Dividends on common
 stock (per share -
 $0.10) ............        --             --            (13)
Dividends on
 preferred stock
 (refer to Note 7) .        --             --             (8)
Preferred stock
 accretion (refer
 to Note 7) ........        --             --              2
Net income .........        --             --            114
                        ------         ------         ------
BALANCES AT
 DECEMBER 31, 1996 .        21           (423)         1,550
Issuance of
 management stock
 performance
 awards ............        --             --             57
Unamortized cost of
 management stock
 performance
 awards ............        --             --            (57)
Expense amortization
 of management stock
 performance
 awards ............        --             --             89
Exercise of
 employee stock
 options ...........        --             --             13
Tax effect of
 management stock
 compensation
 plans .............        --             --             12
Currency
 translations ......       (37)            --            (37)
Conversion of
 preferred stock to
 common stock ......        --             40             --
Dividends on common
 stock (per share -
 $0.10) ............        --             --            (32)
Dividends on
 preferred stock
 (refer to Note 7) .        --             --             (2)
Conversion of
 executive deferred
 compensation to
 equity ............        --             --             18
3-for-1 common stock
 split (refer to
 Note 10) ..........        --             --             --
Net income .........        --             --            171
                        ------         ------         ------
BALANCES AT
 DECEMBER 31, 1997 .    $  (16)        $ (383)        $1,782
                        ======         ======         ======


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                         MANAGEMENT'S FINANCIAL REVIEW


of overall economic activity or other actions management may take to mitigate our risk. Furthermore, this sensitivity analysis does not assume changes in our financial structure that could occur if interest rates were higher.

Currency: Our European operations represent approximately 29% of consolidated long-lived assets and approximately 27% of 1997 consolidated net operating revenues. Because of our international operations, we are exposed to translation risk when the local currency statements of income are translated into U.S. dollars. As currency exchange rates fluctuate, translation of the statements of income of international businesses into U.S. dollars will affect comparability of revenues and expenses between years. None of the components of our consolidated statements of income was materially affected by exchange rate fluctuations in 1997, 1996, or 1995. We hedge a significant portion of our net investments in international subsidiaries by financing the purchase and cash flow requirements of international subsidiaries through either local currency borrowings or borrowings that are effectively exchanged into local borrowings through currency swap agreements.

The Company's revenues are denominated in each international subsidiary's local currency; thus, the Company is not exposed to currency transaction risk on its revenues. The Company is exposed to currency transaction risk on certain purchases of raw materials and equipment by international subsidiaries. We use currency forward agreements and purchased currency options to hedge a significant portion of the aforementioned raw material purchases. The notional amounts outstanding at December 31, 1997 for the currency forward exchange agreements and purchased currency options were $1,238 million and $96 million, respectively. These forward and option contracts are scheduled to expire in 1998 and 1999. At December 31, 1997, a hypothetical 10% adverse movement in foreign exchange rates applied to the hedging agreements and underlying exposures described above would not have a material effect on our earnings.

                        CURRENT TRENDS AND UNCERTAINTIES

YEAR 2000 COMPLIANCE

Companies relying on automated information systems to conduct business are faced with the possibility that certain systems will not process data appropriately in transition from the year 1999 to the year 2000. Systems that process data using only the last two digits of the year, rather than the full four digits, or that contain year-based logic, may be unable to operate effectively. This possibility impacts substantially all areas of our business as well as our suppliers and customers, and will be further impacted by our recent and future acquisitions.

We have an ongoing information systems plan designed to produce updated and consistent applications. As part of that plan, many of the Year 2000 issues are currently being addressed. We also have a multifunctional task force to identify and ensure all other Year 2000 compliance issues are corrected. Our systems assessment has resulted in multiple projects to deal with identified problems. We view this undertaking as important to the Company, and will continue to dedicate the resources necessary to complete the task. Because of the numerous uncertainties associated with the Year 2000 compliance project, we are unable at this point to predict the ultimate cost and whether the Year 2000 issue will have a materially adverse impact on the future operating results or financial condition of the Company.

ACCOUNTING DEVELOPMENTS

Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," was issued by the Financial Accounting Standards Board ("FASB") during the first quarter of 1997 and is effective for the year ending December 31, 1997. The statement modifies the method of calculating net income per share applicable to common share owners and also requires a reconciliation in the footnotes to the financial statements between basic and diluted per share amounts. All per share amounts in this annual report are presented in accordance with SFAS No. 128.

In June 1997 the FASB issued SFAS No. 130, "Reporting Comprehensive Income" effective for fiscal years beginning after December 15, 1997. This statement requires that companies present information on comprehensive income in a financial statement. Comprehensive income includes net income and other items such as currency translation adjustments. We are in the process of evaluating the methods for adoption of this statement. This statement is not expected to have a material impact on the Company's financial statements.

In June 1997 the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" effective beginning in fiscal year 1998 with early adoption allowed. This statement requires public business enterprises to report financial and descriptive information about reportable operating segments and about certain geographic information. The Company operates in one reportable segment: the marketing, distribution, and production of bottle and can nonalcoholic refreshments. The Company's early adoption of SFAS No. 131 did not have a material impact on the financial statements or accompanying notes.

                         MANAGEMENT'S FINANCIAL REVIEW


                              CAUTIONARY STATEMENTS

Certain expectations and projections regarding future performance of the Company referenced in this annual report are forward-looking statements. These expectations and projections are based on currently available competitive, financial, and economic data along with the Company's operating plans and are subject to certain future events and uncertainties. We caution readers that in addition to the important factors described elsewhere in this annual report, the following factors, among others, could cause the Company's actual consolidated results in 1998 and thereafter to differ significantly from those expressed in any forward-looking statements.

    MARKETPLACE - The Company's response to continued and increased competition may result in lower than expected net pricing of our products. In addition, competitive pressures may cause channel and product mix shifts away from more profitable cold drink channels and packages and adversely affect the Company's overall pricing. Also, weather conditions, particularly in Europe, can have a significant impact on the Company's sales volume. Net pricing, volume, and costs of sales are the primary determinants of net earnings.

    RAW MATERIALS - Our forecast of earnings and cash operating profit assumes no unplanned increases in the cost of raw materials, ingredients, packaging materials, or supplies. If such increases occur, and the Company is unable to increase its pricing to customers by comparable amounts, earnings and cash operating profit would be adversely affected.

    FUNDING FROM FRANCHISERS - Material changes in the performance requirements or decreases in levels of funding historically provided under our marketing programs with The Coca-Cola Company and other franchisers, or our inability to meet the performance requirements for the anticipated levels of such marketing support payments, would adversely affect future earnings. The Coca-Cola Company is under no obligation to continue past levels of funding.

    FINANCING CONSIDERATIONS - Changes from our expectations regarding both interest rates and currency exchange rates can have a material impact on our earnings. We may not be able to mitigate completely the effect of significant interest rate or currency exchange rate fluctuations.

    YEAR 2000 COMPLIANCE - The Company's Year 2000 compliance project is dependent on many factors including timely and successful compliance by our customers and suppliers as well as adequate program changes from our software vendors. It is also dependent upon our ability to manage the project where the Year 2000 issue results in little impact to our business. The inability to conduct business in certain areas because of the Year 2000 situation could have a materially adverse impact on our operating results and financial condition.

                         OPERATIONS REVIEW - 1996 - 1995

For 1996 comparative purposes, the Company's operating results, including cash operating profit, are adjusted for impacts of acquisitions and one-time items. Accordingly, "comparable" results in this 1996 -1995 review are determined as follows:

    - 1996 operating results are adjusted (i) to exclude the impact of the 1996 international acquisition and (ii) to exclude a $10 million ($0.01 per common share after taxes) favorable supplier settlement in first-quarter 1996.

    - 1995 operating results are adjusted (i) to include the pro forma impact of the 1996 domestic acquisitions, as if the acquisitions were owned and operated by us for the same period in 1995 as in 1996 and (ii) to exclude a $9 million ($0.01 per common share after taxes) gain from the sale of The Coca-Cola Bottling Company of the Mid South ("Mid South") in first-quarter 1995.

OVERVIEW

In 1996 the Company's cash operating profit results reflected strong, broad-based domestic volume growth, increased net revenues per case, and a slight decrease in domestic cost of sales per case. A reported 33% increase in 1996 basic net income applicable to common share owners is also attributable to the above factors and is further impacted by a lower effective tax rate for 1996. Basic net income per common share for 1996 was $0.28, reflecting a 33% increase over 1995.

CASH OPERATING PROFIT is a key standard by which management measures operating performance. In 1996 cash operating profit reached approximately $1.2 billion, reflecting 18% growth over 1995 actual results. On a comparable basis, 1996 cash operating profit reflected a 10% growth rate.

                         MANAGEMENT'S FINANCIAL REVIEW


EARNINGS PER SHARE increased 33% over 1995 levels. Reported 1996 basic net income per common share was $0.28 compared to reported 1995 results of $0.21 per common share. After excluding the first-quarter 1996 supplier settlement and the first-quarter 1995 gain on the sale of the Company's interest in Mid South, adjusted 1996 results were $0.27 per common share, or 35% above adjusted 1995 earnings of $0.20 per common share.

NET OPERATING REVENUES in 1996 are comprised principally of wholesale sales to retailers, accounting for approximately 96% of our net revenues. Reported net operating revenues for 1996 exceeded $7.9 billion, representing a 17% increase over 1995. The increase in net operating revenues results from a 14.5% increase in bottle and can physical case sales volume, partially attributable to the 1996 acquisitions, and a 3% increase in net revenues per case.

VOLUME growth in 1996 resulted from strong domestic carbonated brand performance attributable to Coca-Cola classic, Barq's, Cherry Coke, and Sprite. In 1996 Sprite continued to produce double-digit growth outpacing its 17% 1995 domestic growth rate. Domestic noncarbonated brand growth exceeded the carbonated brand performance with double-digit growth in Cool from Nestea, POWERaDE, and the Company's primary still water products, NAYA and Evian. The Company's fastest growing package category was the contour plastic bottle in 20-ounce and 1-liter sizes.

Comparable volume information represents reported results adjusted to include volume of acquired companies for the same periods in 1995 as those periods for which the entities were owned in 1996. Comparable bottle and can physical case volume for 1996 increased over 1995 levels by 5.5%, following a 4.5% growth rate in 1995. The 1996 growth results from a 6% increase in domestic volume that was higher than projected industry growth rates, combined with a 2% growth in international volume. The comparable 2% international volume growth rate is a reflection of the unfavorable weather conditions in Europe during 1996. On a unit case basis, 91% of our 1996 volume was from domestic operations and 9% was from international operations.

NET  REVENUES  PER  CASE  AND  COST  OF  SALES  PER  CASE  increased  3% and 1%, respectively, from 1995 to 1996. However, 1996 reported growth rates are distorted when based on 1995 reported results which do not include the operating results of our significant international acquisition that occurred in third-quarter 1996. Therefore, management believes our domestic operating results provide a better indication of underlying business trends for 1996.

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

SELLING, DELIVERY, AND ADMINISTRATIVE EXPENSES increased 22% in 1996 as compared to 1995. Additional costs associated with the 1996 international and domestic acquisitions led to reported increases in selling, delivery, and administrative expenses. Selling, delivery, and administrative expenses as a percent of net operating revenues increased from 30% of revenues in 1995 to 31% of revenues in 1996, because of our investment in our infrastructure, including personnel and information systems.

INTEREST EXPENSE increased in 1996 as compared to 1995, reflecting a higher 1996 debt balance resulting primarily from the 1996 acquisitions. For 1996 the weighted average cost of debt was 7.2% as compared to the 1995 weighted average cost of debt of 7.5%.

INCOME TAX EXPENSE as a percentage of earnings before income taxes decreased reflecting a lower effective tax rate of 41% for 1996 as compared to 44% for 1995. The favorable change in the effective tax rate was principally due to the tax effect of our expanded operations in Europe combined with the higher level of pretax profits in 1996.

                         CASH FLOW REVIEW - 1996 - 1995

OPERATING ACTIVITIES

Cash flows from operating activities in 1996 increased 56% over 1995, primarily resulting from favorable operating results as summarized earlier and acquisitions in 1996. The increase in depreciation expense in 1996 is caused by increased capital spending and the 1996 acquisitions. The increase in amortization expense in 1996 reflects additional franchise amortization from the 1996 acquisitions.

INVESTING ACTIVITIES

The significant increase in net cash used in investing activities in 1996 compared to 1995 is primarily a result of the 1996 European and North American acquisitions at a net cash cost of $676 million. Capital expenditures in 1996 increased 24% over 1995 primarily because of the expansion of our cold drink program and the 1996 acquisitions.

FINANCING ACTIVITIES

Financing activities provided a net $319 million in 1996 as compared to a net $38 million used in 1995. In 1996 we issued $875 million of public long-term debt and used the proceeds to refinance commercial paper obligations.

During the first four months of 1996, we completed our August 1994 share repurchase program by repurchasing 6,578,300 shares of common stock at a total cost of $183 million. Stock options exercised provided additional cash of $10 million in both 1996 and 1995.

                           COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 - SIGNIFICANT ACCOUNTING POLICIES

The Company's Business: Coca-Cola Enterprises Inc. ("the Company") is the world's largest marketer, distributor, and producer of bottle and can liquid nonalcoholic refreshment. The Company distributes more than 65% of The Coca-Cola Company's bottle and can product sales in the United States and Canada through franchise territories in 44 states in the United States, the District of Columbia, and the 10 provinces of Canada. The Company is the sole licensed bottler for products of The Coca-Cola Company in Belgium, Great Britain, the Netherlands, and most of France. In January 1998 the Company expanded its operations to include Luxembourg.

Basis of Presentation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company's fiscal year ends December 31. For quarterly reporting convenience, the Company reports on the Friday closest to the end of the quarterly calendar period. The financial statements and accompanying notes prepared in accordance with generally accepted accounting principles ("GAAP") include estimates and assumptions made by management of the Company that affect reported amounts. Actual results could differ from those estimates.

Cash Investments: Cash investments include all highly liquid cash investments purchased with original maturity dates less than three months. The fair value of cash and cash investments approximates the amounts shown in the financial statements.

Credit Risk and Sale of Accounts Receivable: The Company sells its products to chain stores and other customers and extends credit, generally without requiring collateral, based on an evaluation of the customer's financial condition. Potential losses on receivables are dependent on each individual customer's financial condition. The Company monitors its exposure to losses on receivables and maintains allowances for potential losses or adjustments. The Company's accounts receivable are typically collected within 30 days.

Certain subsidiaries of the Company have agreements with financial institutions in Canada and France whereby the Company can sell up to approximately $138 million of designated pools of accounts receivable. At December 31, 1997, these subsidiaries had sold approximately $112 million of receivables, which are excluded from the accompanying balance sheet. The Company retains collection and administrative responsibilities for the accounts receivable sold.

Inventories: The Company values its inventories at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Property, Plant, and Equipment: Property, plant, and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of 20 to 40 years for buildings and improvements and three to 14 years for machinery and equipment. Leasehold improvements are amortized over the shorter of the asset's life or the remaining contractual lease term.

Franchises and Other Noncurrent Assets, Net: Franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchiser within specified territories. The majority of the Company's franchise agreements are perpetual, reflecting a long and ongoing relationship with The Coca-Cola Company and other franchisers. The
Company's agreements covering its current international operations are not perpetual because The Coca-Cola Company does not grant perpetual franchise rights outside the United States. The Company believes these agreements will continue to be renewed at each expiration date, and therefore, are essentially perpetual.

Franchise costs are amortized on a straight-line basis over 40 years, the maximum period of benefit allowed under GAAP. Accumulated franchise amortization amounted to $1,537 million and $1,257 million at December 31, 1997 and 1996, respectively.

In the event facts and circumstances indicate the cost of franchises or other assets may be impaired, an evaluation of recoverability would then be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. In 1997, 1996, and 1995 the Company recognized no impairment losses.

Management Stock-Based Compensation Plans: The Company accounts for stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25 and related Interpretations, as permitted by Financial Accounting Standards Board ("FASB") Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). As part of the Company's overall management compensation program, the Company issues stock compensation awards to key executives that have value only if aggressive stock performance goals are met. The Company believes these awards enhance the focus of key executives on share-owner value, resulting in higher stock values for the Company's share owners. The costs associated with these plans, if any, are charged to additional paid-in capital upon award as an unearned compensation intangible asset and amortized over the estimated vesting period as compensation amortization expense. Changes to the total estimated vesting period are based on management's judgment and the impact of these changes is reflected in the financial statements in the period of change and subsequent periods.

Insurance Programs: In general, the Company is self-insured for costs of workers' compensation, casualty, and health and welfare claims. The Company uses commercial insurance for casualty and workers' compensation claims as a risk reduction strategy to minimize catastrophic losses. Workers' compensation and casualty losses are provided for using actuarial assumptions and procedures followed in the insurance industry, adjusted for company-specific history and expectations.

Foreign Currency Translation: Assets and liabilities of international operations are translated from the local currency into U.S. dollars at the approximate rate of currency exchange at the end of the fiscal period. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported as a separate component of share-owners' equity. Revenues and expenses are translated at average monthly exchange rates for the preceding month. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations.

Derivative   Financial   Instruments:   The  Company  uses  interest  rate  swap
agreements, currency swap agreements, and other risk management instruments to manage interest rate exposures. The Company specifically designates these agreements as hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period the differentials occur.

The Company is exposed to financial risks from movements in currency exchange rates from its international operations. To manage these risks, the Company selectively uses currency swap agreements, forwards, and options and specifically designates these instruments as hedges of (i) net investments in international subsidiaries, (ii) foreign currency-denominated debt, (iii)
anticipated foreign currency transactions, or (iv) firmly committed foreign currency transactions. Realized and unrealized gains and losses from hedges of net investments are included in the cumulative effect of currency translations as a component of share-owners' equity. Gains and losses on hedges of foreign currency-denominated debt offset gains and losses on foreign currency-denominated debt and are recognized in other nonoperating income (deductions). Realized and unrealized gains and losses from hedges of anticipated and firmly committed foreign currency transactions are recognized as adjustments to gains and losses resulting from the underlying hedged transactions. The Company does not hold or issue financial instruments for trading purposes.

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

2 - ACQUISITIONS AND DIVESTITURES

When acquiring The Coca-Cola Company's franchised bottling operations, the Company purchases the right to market, distribute, and produce beverage products of The Coca-Cola Company in specified territories. When acquisitions of other franchiser product rights occur, similar rights are also obtained. The purchase method of accounting has been used for all acquisitions, and accordingly, the results of operations of acquired companies are included in the Company's consolidated statements of income beginning with the date of acquisition. In addition, the assets and liabilities of companies acquired in 1997 are included in the Company's consolidated balance sheet at the preliminary estimates of their fair values on the date of acquisition.

The following outlines the Company's acquisition activity for 1997, 1996, and 1995 and also includes information regarding the Company's recent acquisition activity that occurred in January 1998.

On January 30, 1998, the Company acquired the Coca-Cola bottling operations in Luxembourg. In conjunction with the acquisition, the Company purchased the exclusive rights to manufacture and distribute products of The Coca-Cola Company in this country. The total transaction value (purchase price and acquired debt, net of cash acquired) for this acquisition was approximately $20 million.

On August 7, 1997, the Company acquired The Coca-Cola Company's 48% interest in Coca-Cola Beverages Ltd. ("Coke Canada") and increased its ownership interest in The Coca-Cola Bottling Company of New York, Inc. ("Coke New York") to 53% by acquiring The Coca-Cola Company's 49% interest in Coke New York. In September 1997 the Company acquired the remaining shares of Coke Canada held by the public. In January 1998 the Company acquired the remaining shares of Coke New York held by minority share owners. The total transaction value (purchase price, acquired debt, and preferred stock) for all ownership interests in Coke New York and

                           COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Coke Canada was approximately $1.7 billion. Coke Canada operates in all 10 Canadian provinces. Coke New York operates in the New York metropolitan area, certain other areas in the state of New York, and in parts of Connecticut, Massachusetts, New Hampshire, New Jersey, and Vermont.

On February 10, 1997, the Company purchased Amalgamated Beverages Great Britain Limited ("ABGB") from The Coca-Cola Company and Cadbury Schweppes plc for an aggregate transaction value (purchase price, assumed debt, and other long-term obligations) of approximately $2 billion. Coca-Cola & Schweppes Beverages Limited ("CCSB"), a wholly-owned subsidiary of ABGB, produces and distributes beverage products of The Coca-Cola Company and Cadbury Schweppes plc in Great Britain. CCSB has entered into long-term contracts to continue to produce and distribute products of both The Coca-Cola Company and Cadbury Schweppes plc in Great Britain.

On August 12, 1996, the Company acquired Coca-Cola Bottling Company West, Inc. and a related company, Grand Forks Coca-Cola Bottling Co., (collectively, "Coke West") for a transaction value (purchase price and assumed debt) of approximately $158 million. Coke West operates franchise territories in portions of Minnesota, Montana, North Dakota, South Dakota, and Wyoming.

On July 26, 1996, the Company acquired The Coca-Cola Company's bottling and canning operations in Belgium and France for a transaction value (purchase price and assumed debt, net of cash acquired) of approximately $915 million. These franchise territories encompass most of France and all of Belgium. The entities acquired were Coca-Cola Entreprise S.A. (formerly known as Coca-Cola Beverages S.A., "French bottler"), Coca-Cola Production S.A. (French canner), and S.A. Beverage Sales Holding N.V. (owner of the Belgian bottler).

On February 21, 1996, the Company acquired Ouachita Coca-Cola Bottling Company, Inc. ("Ouachita") for a transaction value (purchase price and issued and assumed debt) of approximately $313 million. The purchase price was paid through a combination of cash, shares of the Company's common stock from treasury, and convertible preferred stock. Ouachita operates in portions of Arkansas, Louisiana, and Mississippi.

The following table summarizes unaudited pro forma financial information of the Company as if the 1996 and 1997 acquisitions of S.A. Beverage Sales Holding N.V., Coca-Cola Entreprise S.A., Coca-Cola Production S.A., Ouachita, Coke West, ABGB, Coke Canada, and Coke New York, were completed effective January 1, 1996.

The unaudited pro forma financial information reflects adjustments for: (i) the repayment of certain assumed debt, (ii) financing of the transactions at an estimated financing cost for each acquisition, (iii) amortization of the value of the acquired franchise assets over 40 years, (iv) contractual changes to the business of certain of the acquired companies, and (v) the income tax effect of the foregoing (in millions except per share data):

                                                         1997      1996
                                                       -------   -------
      NET OPERATING REVENUES .......................   $12,377   $11,878
      Cost of sales ................................     7,810     7,487
                                                       -------   -------
      GROSS PROFIT .................................     4,567     4,391
      Selling, delivery, and administrative
       expenses ....................................     3,854     3,708
                                                       -------   -------
      OPERATING INCOME .............................       713       683
      Interest expense, net ........................       615       670
      Other nonoperating deductions (income),
       net .........................................         8        (9)
                                                       -------   -------
      INCOME BEFORE INCOME TAXES ...................        90        22
      Income tax expense before rate change
       benefit .....................................        31        12
      Income tax rate change benefit ...............       (58)       --
                                                       -------   -------
      NET INCOME ...................................       117        10
      Preferred stock dividends ....................         2        10
                                                       -------   -------
      NET INCOME APPLICABLE TO COMMON SHARE
       OWNERS ......................................   $   115   $    --
                                                       =======   =======

      BASIC NET INCOME PER SHARE APPLICABLE TO
       COMMON SHARE OWNERS .........................   $  0.30   $    --
                                                       =======   =======
      DILUTED NET INCOME PER SHARE APPLICABLE TO
       COMMON SHARE OWNERS .........................   $  0.29   $    --
                                                       =======   =======
      OTHER PRO FORMA OPERATING DATA:
      Depreciation .................................   $   615   $   565
      Amortization .................................   $   426   $   380

In January 1995 the Company acquired all the issued and outstanding shares of stock of Wichita Coca-Cola Bottling Company, Inc. ("Wichita") for a purchase price of $157 million in cash. Also in January 1995, the Company sold its 50% ownership interest in The Coca-Cola Bottling Company of the Mid South ("Mid South") to Ouachita for $17 million. This sale resulted in a pre-tax gain of $9 million ($0.01 per common share after taxes). The Company's interest in Mid South was reacquired through the Ouachita acquisition in February 1996.

The preceding acquisitions were initially financed through short-term bank borrowings, commercial paper, and seller financing. The Company expects to execute fixed-rate longer-term debt to replace portions of the floating-rate short-term borrowings used in financing acquisitions. With respect to international acquisitions, the Company has financed the acquisitions in local currency (or alternatively, executed currency swap agreements) to eliminate exposure to fluctuating currencies on the Company's acquisition cost.

3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31 accounts payable and accrued expenses consist of the following (in millions):

                                                              1997     1996
                                                             ------   ------
     Trade accounts payable...............................   $  581   $  308
     Accrued advertising costs............................      335      203
     Accrued compensation and benefits....................      253      167
     Accrued taxes........................................      153      104
     Deposits on containers and shells....................      124       97
     Additional accrued expenses..........................      548      302
                                                             ------   ------
                                                             $1,994   $1,181
                                                             ======   ======

4 - LONG-TERM DEBT

The table below for the Company's long-term debt at December 31 (in millions) is adjusted for the effects of interest rate and currency swap agreements:

                                                             1997     1996
                                                           ------   ------
     Commercial Paper (weighted average rates of
      4.3% and 3.8%)(A).................................   $  773   $  648
     Canadian dollar loans payable (weighted average
      rate of 4.2%).....................................      892       --
     British pound sterling loans payable (weighted
      average rate of 6.9%).............................    1,194       --
     Notes due 1997 - 2037 (weighted average rates
      of 7.2% and 7.4%)(B)..............................    1,550    1,250
     Debentures due 2012 - 2036 (weighted average
      rates of 7.6% and 7.7%)(C)........................    2,900    2,492
     8.35% Zero Coupon Notes due 2020 (net of
      unamortized discount of $1,625 and $1,649,
      respectively).....................................      307      283
     Euro notes due 2002 (7.5%)(D)......................      531       --
     Various foreign currency debt......................      138      370
     Additional debt(A).................................      504      262
                                                           ------   ------
      Long-term debt including effect of net asset
       positions of currency swaps......................   $8,789   $5,305
      Net asset positions of currency swap agreements(E)        3       --
                                                           ------   ------
                                                           $8,792   $5,305
                                                           ======   ======

Aggregate maturities of long-term debt during the next five years are as follows (in millions): 1998 - $1,032; 1999 - $217; 2000 - $12; 2001 - $1,767; and 2002 -
$1,042.

(A) At December 31, 1997 and 1996, $957 million and $481 million of the Company's commercial paper and additional debt had been effectively exchanged into non-U.S. dollar obligations through currency swap arrangements. These currency swap arrangements provide for the exchange of U.S. dollars into Belgian francs, French francs, Dutch florins, and British pounds sterling and also provide for the periodic exchange of interest payments. The Company intends to renew these short-term currency swap arrangements as they expire. These currency swap arrangements hedge net investments in international subsidiaries.

(B) In March 1997 the Company issued $150 million of 5.71% Notes due 2037. Holders of the these notes may require the Company to repay the notes after one year and each anniversary date thereafter. In July 1997 the Company issued $250 million of 6.375% Notes due 2001 and $200 million of 6.625% Notes due 2004.

(C) In April 1997 the Company redeemed 8.75% Debentures due 2017 aggregating $142 million. Early redemption costs of $6 million were included in results of operations. In July 1997 the Company issued $300 million of 7.125% Debentures due 2017. In December 1997 the Company issued $250 million of 6.95% Debentures due 2026.

(D) During September 1997 the Company registered debt securities of $2.5 billion under a European Medium Term Note Program with the Luxembourg Stock Exchange and issued $500 million in notes due 2002 under this program. The Company simultaneously entered into a currency swap agreement that effectively changes the notes to 7.505% British pound sterling-denominated notes.

(E) The net asset positions of currency swap agreements are included in the balance sheet as assets.

The Company has a $1.5 billion multicurrency revolving bank credit agreement maturing in November 2001. This credit facility supports the commercial paper program and other borrowings as needed. At December 31, 1997, $422 million of short-term British pound sterling loans had been issued under this credit agreement; no amounts had been issued under this credit agreement at December 31, 1996. At December 31, 1997 and 1996, a total of $1.5 billion of borrowings due in the next 12 months was classified as maturing after one year under this agreement due to the Company's ability and intent to refinance these borrowings on a long-term basis.

At December 31, 1997 and 1996, the Company had approximately $1,217 million and $370 million, respectively, outstanding under various short-term credit facilities with additional amounts available of $1,238 million and $736 million, respectively. Included in the $1,217 million outstanding is approximately $866 million Canadian dollar-denominated loans issued under annually revolving credit facilities. Because the Company has the option to convert these revolving credit facilities to a five-year loan, amounts have been classified as maturing after one year.

At December 31, 1997 and 1996, the Company had available for issuance approximately $2 billion and $3.1 billion, respectively, in registered debt securities under a registration statement with the Securities and Exchange Commission. At December 31, 1997, the Company had available approximately $2.0 billion in debt securities under a program with the Luxembourg Stock Exchange. Subsequent to December 31, 1997, the Company issued an additional $506 million in notes and debentures under these facilities.

                           COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The multicurrency revolving bank credit agreement and the outstanding notes and debentures contain various provisions which, among other things, require the Company to maintain a defined leverage ratio and limit the incurrence of certain liens or encumbrances in excess of defined amounts. These requirements currently are not, and it is not anticipated they will become, restrictive on the Company's liquidity or capital resources.

5 - DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Risk Management: The Company uses interest rate swap agreements and other risk management instruments to manage its fixed/floating debt profile. The Company has floating-to-fixed interest rate swaps with total notional amounts outstanding at December 31, 1997 of $146 million that expire through 2001. At December 31, 1997, the Company received a weighted average interest rate of 4.3% and paid a weighted average interest rate of 6.0% under these swaps.

The Company was party to an interest rate swap agreement changing the fixed interest rate on $250 million of 8% Debentures due 2022 to a floating interest rate. The Company terminated this agreement during 1997 for a mark-to-market payment of $8 million to be amortized to interest expense over the projected remaining life of the swap.

At December 31, 1997 and 1996, the Company had interest rate caps outstanding of $279 million and $1.2 billion, respectively. Premiums paid for these caps are amortized to interest expense over the contract term. No payments were received during 1997 or 1996 under these cap agreements.

Currency Risk Management: The Company uses currency swap agreements, forward agreements, options, and other risk management instruments to manage its exposure to currency fluctuations. Details of currency swap agreements related to debt are presented in the long-term debt footnote.

The Company uses currency forward agreements and currency options to hedge currency exchange rate exposure on certain of the Company's raw material purchase commitments in Belgium, France, Great Britain, and the Netherlands. The Company's forward and option contracts are scheduled to expire in 1998 and 1999. Notional amounts outstanding for option contracts at December 31, 1997 are $96 million, with total premiums paid in 1997 of $3 million. Notional amounts outstanding for forward contracts at December 31, 1997 are $1.2 billion. The Company deferred approximately $1 million of realized losses relating to such contracts at December 31, 1997.

Credit Risk: The Company is exposed to credit losses in the event of nonperformance by counterparties to exchange agreements. The Company does not believe significant risks exist under any of these instruments. Amounts payable to the Company under the agreements at December 31, 1997 and 1996 were not significant.

6 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments at December 31 are summarized as follows (in millions; (liability)/asset):

                                              1997                 1996
                                       -------------------  -------------------
                                       CARRYING     FAIR    CARRYING     FAIR
                                        AMOUNT     VALUES    AMOUNT     VALUES
                                       --------   --------  --------   --------
Debt Related Financial Instruments:
 Long-term debt ....................   $(8,753)   $(9,228)   $(5,303)   $(5,527)
 Currency swap agreements in
  liability positions ..............       (39)       (33)        (2)        (2)
 Interest rate swap agreements .....        --         (1)        --        (15)
                                       -------    -------    -------    -------
                                        (8,792)    (9,262)    (5,305)    (5,544)
 Currency swap agreements in
  asset positions ..................         3          3         --         --
                                       -------    -------    -------    -------
Net debt ...........................   $(8,789)   $(9,259)   $(5,305)   $(5,544)
                                       =======    =======    =======    =======
Currency options ...................   $     3    $     2    $    --    $    --
                                       =======    =======    =======    =======
Currency forward agreements ........   $    --    $   (33)   $    --    $    --
                                       =======    =======    =======    =======

The term of commercial paper and the variable interest rate on variable rate debt result in the recorded liabilities of these instruments approximating their fair values. The fair values of the Company's long-term debt, representing the estimated amounts at which the debt could be exchanged on the open market, are determined using the Company's current incremental borrowing rate for similar types of borrowing arrangements. The Company does not anticipate any significant refinancing activities which would settle long-term debt at fair value. External valuations performed by investment bankers were used to determine the fair values of the Company's currency forward agreements, currency options, currency swap agreements, and interest rate swap agreements.

7 - PREFERRED STOCK

The Company issued 936,965 of 1,110,000 shares of voting convertible preferred stock authorized, Ouachita Series A ("Series A"), and issued 95,955 of 350,000 shares of voting convertible preferred stock authorized, Ouachita Series B ("Series B"), in the acquisition of Ouachita in February 1996. Series A paid quarterly dividends equaling 4% annually. Series B did not pay dividends. During 1996, 55,951 shares of Series A preferred stock were converted into 729,780 (split-adjusted) shares of common stock. During the first six months of 1997, holders of Series A preferred stock converted 881,014 shares into 7,575,192 (split-adjusted) shares of common stock, completing the conversion of all issued shares of Series A preferred stock into 8,304,972 (split-adjusted) shares of common stock. During 1996, 95,938 shares of Series B preferred stock were converted into 1,665,081 (split-adjusted) shares of common stock. In the first quarter of 1997, holders of Series B preferred stock converted 17 shares into 168 (split-adjusted) shares of common stock, completing the conversion of all issued shares of Series B preferred stock into 1,665,249 (split-adjusted) shares of common stock. As a result of these conversions, additional paid-in capital increased by approximately $94 million and $25 million and treasury stock decreased by approximately $40 million and $28 million in 1997 and 1996, respectively.

The Company issued 1,000,000 shares of nonvoting convertible preferred stock with a stated value of $35 per share in connection with the 1993 acquisition of the Coca-Cola Bottling Company of Northeast Arkansas, Inc. During 1996 all outstanding shares of this preferred stock issue were converted into 3,000,000 (split-adjusted) shares of common stock. The increase in additional paid-in capital resulting from the difference between the recorded value of the converted preferred stock and the cost of treasury stock issued was approximately $15 million.

8 - SHARE REPURCHASES

In 1996 the Company completed the August 1994 30 million (split-adjusted) share repurchase program. On January 20, 1998, the Company announced it would restart the repurchase activity under a 30 million share (restated for the 3-for-1 stock split) common stock repurchase program approved by the Board of Directors on April 11, 1996. In 1996 and 1997, no repurchases were made under this program. Management considers market conditions and alternative uses of cash and/or debt, balance sheet ratios, and share-owner returns when evaluating the timing of share repurchases.

The Company can repurchase shares in the open market and in privately negotiated transactions based on prevailing market conditions. As part of this repurchase program, a management stock buy-back program was implemented to purchase shares during the ten business day period beginning January 23, 1998 whereby certain employees were allowed to sell up to 15% of their current holdings back to the Company. Repurchased shares are added to treasury stock and are available for general corporate purposes including acquisition financing and the funding of various employee benefit and compensation plans.

                           COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9 - STOCK-BASED COMPENSATION PLANS

SFAS 123, if fully adopted, would change the method for recognition of cost on plans similar to those of the Company. Adoption of the cost recognition requirements of SFAS 123 is optional. The Company has elected to apply APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Pro forma disclosures as if the Company adopted the SFAS 123 cost recognition requirements in 1995 follow.

The Company's stock option plans provide for the granting of nonqualified stock options to certain key employees. Generally, options outstanding under the Company's stock option plans are granted at prices which equal or exceed the market value of the stock on the date of grant and expire ten years subsequent to award. The options vest either (i) ratably over a three year service vesting period, (ii) solely upon attainment of specified increases in the Company's common stock price within five years from the date of grant, or (iii) in certain cases, after a period of continued employment for up to three years after the stock performance criterion has been met. Compensation costs for stock performance-based option plans were $54 million, $18 million, and $5 million for 1997, 1996, and 1995, respectively. At December 31, 1997, 78,000 performance-based stock options had not met the stock performance requirement.

A summary of the status of the Company's stock options as of December 31, 1997, 1996, and 1995 and changes during the year ended on those dates is presented below (shares in thousands):

                                      1997                        1996
                           -------------------------   -------------------------
                                          WTD. AVG.                   WTD. AVG.
                              SHARES     EXER. PRICE      SHARES     EXER. PRICE
                           -----------   -----------   -----------   -----------
Outstanding at beginning
 of year ...............      22,104       $  6.26        18,435       $  5.31
 Granted ...............       5,957         16.75         5,760          9.02
 Exercised .............      (2,250)         5.74        (1,728)         5.21
 Forfeited .............        (172)        13.69          (363)         6.60
                             -------                     -------
Outstanding at end of
 year ..................      25,639          8.70        22,104          6.26
                             =======                     =======
Options exercisable at
 year-end ..............      20,798                      16,218
                             =======                     =======
Options available for
 future grant ..........      10,344                       2,919
                             =======                     =======
Weighted average fair
 value of options
 granted during the
 year ..................     $  6.17                     $  3.37
                             =======                     =======


                                      1995
                           -------------------------
                                          WTD. AVG.
                              SHARES     EXER. PRICE
                           -----------   -----------
Outstanding at beginning
 of year ...............      18,999       $  5.24
 Granted ...............       1,617          5.96
 Exercised .............      (1,797)         5.09
 Forfeited .............        (384)         5.45
                             -------
Outstanding at end of
 year ..................      18,435          5.31
                             =======
Options exercisable at
 year-end ..............      11,574
                             =======
Options available for
 future grant ..........       7,062
                             =======
Weighted average fair
 value of options
 granted during the
 year ..................     $  2.53
                             =======

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted assumptions for 1997, 1996, and 1995, respectively: (i) dividend yields of 0.4%, 0.3%, and 0.3%,
(ii) expected volatility of 25%, 25%, and 27%, (iii) risk-free interest rates of 6.41%, 6.19%, and 7.82%, and (iv) expected life of six years for all years.

The following table summarizes information about stock options outstanding at December 31, 1997 (shares in thousands):

                       OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
            ----------------------------------------  ------------------------
 RANGE OF      NUMBER        WTD. AVG.     WTD. AVG.    NUMBER       WTD. AVG.
 EXERCISE   OUTSTANDING      REMAINING     EXERCISE   EXERCISABLE    EXERCISE
  PRICES    AT 12/31/97  CONTRACTUAL LIFE    PRICE    AT 12/31/97      PRICE
----------  -----------  ----------------  ---------  -----------    ---------
$ 4 to  12     19,834       5.65 years       $ 6.34      18,256        $ 6.19
 12 to  20      4,920       9.01              15.90       2,420         15.90
   over 20        885       9.28              21.40         122         20.18
               ------                                    ------
               25,639       6.42               8.70      20,798          7.41
               ======                                    ======

The Company's restricted stock award plans provide for awards to officers and certain key employees of the Company. For awards granted prior to 1994, restricted stock vests generally (i) when a participant retires, becomes disabled, or dies, or (ii) based on the attainment of certain market price levels of the Company's stock. For awards granted during 1994 and 1995, restricted stock vests generally only upon attainment of certain increases in the market price of the Company's common stock within five years from the date of grant. For awards granted during 1996 and 1997, restricted stock vests generally only (i) upon attainment of certain increases in the market price of the Company's stock within five years from the date of grant and (ii) after continued employment for a period of up to five years once the stock performance criterion is met.

All restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Upon issuance of restricted shares, unearned compensation is charged to share-owners' equity for the cost of restricted stock and recognized as amortization expense ratably over the vesting periods, as applicable. The amount of unearned compensation recognized as expense was $35 million, $22 million, and $31 million for 1997, 1996, and 1995, respectively. At December 31, 1997, all restricted shares issued prior to 1996 have vested, except for 30,000 shares.

A summary of restricted stock award activity follows (shares in thousands):

                                                      1997      1996      1995
                                                    -------   -------   -------
Awards available for grant -
 beginning of year ..............................       900     4,155       120
New awards authorized ...........................        --        --     6,120
Available awards terminated .....................        --        --      (120)
Restricted shares awarded .......................      (405)   (3,255)   (1,965)
                                                    -------   -------   -------

Awards available for grant -
 end of year ....................................       495       900     4,155
                                                    =======   =======   =======

Restricted shares forfeited .....................        --       129       129
                                                    =======   =======   =======

Weighted average market value of
 stock on grant date ............................   $ 15.90   $  9.02   $  5.96
                                                    =======   =======   =======

If compensation cost for the Company's grants since 1995 for stock-based compensation plans had been determined on a basis consistent with SFAS 123, the Company's net income, net income applicable to common share owners, and basic and diluted net income per share applicable to common share owners for 1997, 1996, and 1995 would approximate the pro forma amounts below (in millions except per share data):

                                      1997                  1996
                              -------------------   -------------------
                                 AS         PRO        AS         PRO
                              REPORTED     FORMA    REPORTED     FORMA
                              --------   --------   --------   --------

Net income ...............      $ 171      $ 196      $ 114      $ 121
                                =====      =====      =====      =====

Net income applicable to
 common share owners .....      $ 169      $ 194      $ 106      $ 113
                                =====      =====      =====      =====

Basic net income per
 share applicable to
 common share owners .....      $0.44      $0.51      $0.28      $0.30
                                =====      =====      =====      =====

Diluted net income per
 share applicable to
 common share owners .....      $0.43      $0.49      $0.28      $0.30
                                =====      =====      =====      =====




                                      1995
                              -------------------
                                 AS         PRO
                              REPORTED     FORMA
                              --------   --------

Net income ...............      $  82      $  83
                                =====      =====

Net income applicable to
 common share owners .....      $  80      $  81
                                =====      =====

Basic net income per
 share applicable to
 common share owners .....      $0.21      $0.21
                                =====      =====

Diluted net income per
 share applicable to
 common share owners .....      $0.20      $0.21
                                =====      =====


The effects of applying SFAS 123 in this pro forma disclosure may not be indicative of future results. SFAS 123 does not apply to awards prior to 1995 and additional awards in future years are possible.

                           COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10 - EARNINGS PER SHARE

SFAS No. 128, "Earnings Per Share" is effective for full-year 1997 and subsequent periods. SFAS No. 128 modifies the method for calculations of net income per share applicable to common share owners and also requires a reconciliation between basic and diluted per share amounts.

The following table (in millions except per share data) presents the effect of SFAS No. 128:

                                                            1997    1996    1995
                                                           -----   -----   -----
NET INCOME .............................................   $ 171   $ 114   $  82
Preferred stock dividends ..............................       2       8       2
                                                           -----   -----   -----
NET INCOME APPLICABLE TO COMMON SHARE OWNERS ...........   $ 169   $ 106   $  80
                                                           =====   =====   =====

BASIC AVERAGE COMMON SHARES OUTSTANDING ................     383     373     386
EFFECT OF DILUTIVE SECURITIES:
 Stock compensation awards .............................      13       7       4
                                                           -----   -----   -----
DILUTED AVERAGE COMMON SHARES OUTSTANDING ..............     396     380     390
                                                           =====   =====   =====

BASIC NET INCOME PER SHARE APPLICABLE
 TO COMMON SHARE OWNERS ................................   $0.44   $0.28   $0.21
                                                           =====   =====   =====
DILUTED NET INCOME PER SHARE APPLICABLE
 TO COMMON SHARE OWNERS ................................   $0.43   $0.28   $0.20
                                                           =====   =====   =====

On April 21, 1997, the Company's share owners approved an amendment to the Company's certificate of incorporation to increase authorized common shares from 500 million to 1 billion and to effect a 3-for-1 stock split with no change in par values, effective for share owners of record on May 1, 1997. To reflect the split, common stock was increased and additional paid-in capital was decreased by $295 million. For periods prior to the effective date of the stock split, outstanding shares and per share data contained in this report, except for dividends per share, have been restated to reflect the impact of the split.

In the first quarter of 1997, dividends in the amount of $0.025 per common share were declared for share owners of record on April 1, 1997. After the 3-for-1 stock split, quarterly dividends were also declared in the amount of $0.025 per common share. Dividends are at the discretion of the Company's Board of Directors.

11 - PENSION AND OTHER RETIREMENT PLANS

The Company sponsors a number of defined benefit plans covering substantially all of its employees in North America and Europe. Additionally, the Company participates in various multiemployer pension plans worldwide. Total pension expense for multiemployer plans was $15 million in 1997, $11 million in 1996, and $8 million in 1995. Benefits under Company-sponsored plans are based on years of service and employee compensation. The Company's funding policy is to make annual contributions to the extent such contributions are tax deductible but not less than the minimum contribution required by applicable regulations.

The components of net pension expense for Company-sponsored plans are as follows (in millions):

                                                    1997    1996    1995
                                                   -----   -----   -----
       North American Plans:
        Service cost ...........................   $  26   $  23   $  18
        Interest cost on projected benefit
         obligation ............................      41      36      32
        Actual return on assets ................    (120)    (68)    (75)
        Net amortization and deferral ..........      70      31      41
                                                   -----   -----   -----
        Net pension expense ....................   $  17   $  22   $  16
                                                   =====   =====   =====

       European Plans:
        Service cost ...........................   $   8   $   2   $   2
        Interest cost on projected benefit
         obligation ............................       8       2       2
        Actual return on assets ................     (20)     (2)     (2)
        Net amortization and deferral ..........      12       1      --
                                                   -----   -----   -----
        Net pension expense ....................   $   8   $   3   $   2
                                                   =====   =====   =====

The following table reconciles the funded status of Company-sponsored plans to amounts recognized in the consolidated balance sheets at December 31, 1997 and 1996 segregated by (i) North American and European plans whose assets exceed the accumulated benefit obligation ("ABO") and (ii) North American and European plans whose ABO exceeds assets (in millions):

                                                    NORTH AMERICAN PLANS
                                           -------------------------------------
                                                  1997                1996
                                           -----------------   -----------------
                                            Assets     ABO      Assets     ABO
                                            Exceed   Exceeds    Exceed   Exceeds
                                             ABO      Assets     ABO      Assets
                                           -------   -------   -------   -------
Actuarial present value of
 benefit obligations:
 Vested benefit obligation .............    $(616)    $ (23)    $(372)    $ (51)
                                            =====     =====     =====     =====
 Accumulated benefit obligation ........    $(659)    $ (25)    $(396)    $ (62)
                                            =====     =====     =====     =====
 Projected benefit obligation ..........    $(752)    $ (30)    $(465)    $ (68)
Plan assets (primarily listed stocks,
 bonds and government securities) at
 fair value ............................      861        --       476        40
                                            -----     -----     -----     -----
Plan assets in excess of (less than)
 projected benefit obligation ..........      109       (30)       11       (28)
Unrecognized net (gain) loss ...........      (59)        8       (41)       12
Unrecognized prior service cost
 (asset) ...............................        1        (5)       (4)       --
Unrecognized net transition (asset)
 liability and other ...................       (6)        2        (4)        7
Adjustment required to recognize minimum
 liability .............................       --        (4)       --        --
                                            -----     -----     -----     -----
Pension asset (liability) included in
 the consolidated balance sheets .......    $  45     $ (29)    $ (38)    $  (9)
                                            =====     =====     =====     =====




                                                       EUROPEAN PLANS
                                           -------------------------------------
                                                  1997                1996
                                           -----------------   -----------------
                                            Assets     ABO      Assets     ABO
                                            Exceed   Exceeds    Exceed   Exceeds
                                             ABO      Assets     ABO      Assets
                                           -------   -------   -------   -------
Actuarial present value of
 benefit obligations:
 Vested benefit obligation .............    $(111)    $  (3)    $ (19)    $  --
                                            =====     =====     =====     =====
 Accumulated benefit obligation ........    $(113)    $ (21)    $ (25)    $  (9)
                                            =====     =====     =====     =====
 Projected benefit obligation ..........    $(145)    $ (33)    $ (41)    $ (14)
Plan assets (primarily listed stocks,
 bonds and government securities) at
 fair value ............................      169        --        31        --
                                            -----     -----     -----     -----
Plan assets in excess of (less than)
 projected benefit obligation ..........       24       (33)      (10)      (14)
Unrecognized net (gain) loss ...........      (20)       --        (9)       --
Unrecognized prior service cost
 (asset) ...............................       --        --        --        --
Unrecognized net transition (asset)
 liability and other ...................        2        --        --        --
Adjustment required to recognize minimum
 liability .............................       --        --        --        --
                                            -----     -----     -----     -----
Pension asset (liability) included in
 the consolidated balance sheets .......    $   6     $ (33)    $ (19)    $ (14)
                                            =====     =====     =====     =====


Actuarial assumptions used in determining the projected benefit obligation are established as of September 30th of each fiscal year. Significant weighted average assumptions are listed as follows:

                                                  1997      1996      1995
                                                -------   -------   -------
     North American Plans:
      Discount rate............................  7.5%      7.5%      7.5%
      Expected return on plan assets...........  9.5%      8.5%      8.5%
      Rate of increase in future compensation..  5.0%      5.0%      5.0%

     European Plans:
      Discount rate............................  7.2%      7.1%      7.5%
      Expected return on plan assets...........  9.2%      7.4%      7.5%
      Rate of increase in future compensation..  4.7%      4.1%      3.0%


The  Company  also  sponsors  qualified  defined   contribution  plans  covering
substantially all employees in the U.S. and Canada. Under its primary plans, the Company matches 50% of a participant's voluntary contributions up to a maximum of 7% of the participant's compensation. The Company's contributions to these plans were $22 million in 1997, $19 million in 1996, and $15 million in 1995.

                           COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12 - POSTRETIREMENT BENEFIT PLANS

The Company sponsors unfunded defined benefit postretirement plans providing healthcare and life insurance benefits to substantially all U.S. and Canadian employees who retire or terminate after qualifying for such benefits. European retirees are covered primarily by government-sponsored programs and the specific cost to the Company for these programs and other postretirement healthcare is not significant.

Postretirement benefits expense is comprised of the following components (in millions):

                                                        1997   1996   1995
                                                        ----   ----   ----
     Service cost attributed to service during
      the year.......................................   $  5   $  5   $  4
     Interest cost on accumulated postretirement
      benefit obligation.............................     15     16     14
     Net amortization and deferral...................     (9)    (9)    (8)
                                                        ----   ----   ----
     Postretirement benefits expense.................   $ 11   $ 12   $ 10
                                                        ====   ====   ====

Amounts recognized in the consolidated balance sheets at December 31 represent unfunded previously expensed obligations as follows (in millions):

                                                               1997   1996
                                                               ----   ----
     Accumulated postretirement benefit obligation:
      Retirees..............................................   $164   $128
      Fully eligible active plan participants...............     14     10
      Other active plan participants........................     72     59
                                                               ----   ----
                                                                250    197
     Unamortized excess prior service cost asset............    104    113
     Unrecognized net gain..................................      2     10
                                                               ----   ----

     Accrued postretirement benefit obligation..............   $356   $320
                                                               ====   ====

Actuarial assumptions used in determining the accumulated postretirement benefit obligation are established as of September 30th of each fiscal year. Significant assumptions are listed as follows:

                                                       1997    1996    1995
                                                      -----   -----   -----
     Discount Rate.............................        7.5%    7.5%    7.5%
     Rate of increase in cost of benefits:
      Pre-Medicare.............................        3.5%    3.5%   10.5%
      Post-Medicare............................        3.5%    3.5%    9.0%

The U.S. postretirement benefit plan is a defined dollar benefit plan limiting the effect of medical inflation to a maximum of 3.5% per year after 1995. Because the plan has established dollar limits for determining Company contributions, the effect of a 1% increase in the assumed healthcare cost trend rate is not significant.

13 - INCOME TAXES

The current income tax provision represents the amount of income taxes paid or payable for the year. The deferred income tax provision represents the change in deferred tax liabilities and assets and, for business combinations, the change in such tax liabilities and assets since the date of acquisition. Significant components of the provision for income taxes are as follows (in millions):

                                                         1997   1996   1995
                                                         ----   ----   ----
     Current:
      Domestic
       Federal........................................   $ 41   $ 70   $ 29
       State and local................................     15     12     12
     European and Canadian............................     31     --     --
                                                         ----   ----   ----
     Total current provision..........................     87     82     41
     Deferred:
      Domestic
       Federal........................................    (24)    (6)    20
       State and local................................     (3)     4      3
      European and Canadian...........................      5     --     (1)
      Rate change - United Kingdom....................    (58)    --     --
                                                         ----   ----   ----
     Total deferred provision.........................    (80)    (2)    22
                                                         ----   ----   ----
     Total provision for income taxes.................   $  7   $ 80   $ 63
                                                         ====   ====   ====

The tax benefit associated with management stock performance awards reduced taxes payable by $12 million and $9 million in 1997 and 1996, respectively. In 1995 no such benefit was recognized. These benefits are reflected as an increase to additional paid-in capital. The tax liability associated with short-term currency swap agreements increased taxes payable by $14 million and $8 million in 1997 and 1996, respectively. In 1995 no such liability was recognized. These liabilities are reflected as a component of currency translations.

Income before income taxes from international operations used in computing the Company's tax provision for 1997 was approximately $162 million. This amount is before interest and other corporate cost allocations which are not deductible in international tax computations. In 1996 and 1995 income before income taxes from international operations used in computing the Company's tax provision was not significant.

A reconciliation of the expected income tax expense at the statutory U.S. federal rate to the Company's actual income tax provision follows (in millions):

                                                         1997   1996   1995
                                                         ----   ----   ----
     U.S. federal statutory expense...................   $ 62   $ 68   $ 51
     State expense, net of federal benefit............      2      5      5
     Taxation of European and Canadian
      operations, net.................................    (21)     1     --
     Rate change benefit - United Kingdom.............    (58)    --     --
     Valuation allowance provision....................     15      6      5
     Nondeductible items..............................      5      3      3
     Other, net.......................................      2     (3)    (1)
                                                         ----   ----   ----
                                                         $  7   $ 80   $ 63
                                                         ====   ====   ====

The Company's income tax provision reflects favorable income tax treatment granted certain foreign operations under a tax holiday expiring by the year 2000. The favorable effect amounted to $17 million in 1997.

Deferred income taxes are recognized for tax consequences of temporary differences between the financial and tax bases of existing assets and liabilities by applying enacted statutory tax rates to such differences. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows (in millions):

                                                             1997     1996
                                                            ------   ------
     Deferred tax liabilities:
      Franchise assets...................................   $4,127   $2,624
      Property, plant, and equipment.....................      419      292
                                                            ------   ------
     Total deferred tax liabilities......................    4,546    2,916
     Deferred tax assets:
      Net operating loss carryforwards...................     (328)    (306)
      Employee and retiree benefit accruals..............     (328)    (255)
      Alternative minimum tax credits....................     (115)     (76)
      Other, net.........................................      (95)     (73)
                                                            ------   ------
     Total deferred tax assets...........................     (866)    (710)
      Valuation allowances for deferred tax assets.......      246      135
                                                            ------   ------
     Net deferred tax liabilities........................    3,926    2,341
      Current deferred tax assets........................       70      140
                                                            ------   ------
     Total deferred tax liabilities......................   $3,996   $2,481
                                                            ======   ======

Deferred tax assets are recognized for the tax benefit of deducting timing differences and foreign, federal, and state net operating loss and tax credit carryforwards. Valuation allowances are recognized on these assets if it is believed that some or all of the deferred tax assets will not be realized. Management believes the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from operations. Valuation allowances of $246 million and $135 million as of December 31, 1997 and 1996, respectively, were established for the remaining deferred tax assets. Included in the valuation allowance as of December 31, 1997 and 1996 were $144 million and $79 million, respectively, for net operating loss carryforwards of acquired companies. Previously established valuation allowances for net operating losses of acquired companies were reduced in 1997 and 1996 by $13 million and $22 million, respectively. These reversals are reflected as a reduction to franchise assets.

Federal tax operating loss carryforwards total $520 million. The majority of these carryforwards were acquired through the purchase of various bottling companies. These carryforwards are available in varying amounts to offset future federal taxable income through their expiration in years 2000 through 2010.

At December 31, 1997, the Company's foreign subsidiaries had $112 million in distributable earnings, exclusive of amounts that if remitted in the future would result in little or no tax under current laws. The Company's earnings from foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

On July 31, 1997, the United Kingdom's income tax rate was reduced from 33% to 31% retroactive to April 1, 1997. This rate change reduced deferred tax liabilities associated with the Company's United Kingdom operations by approximately $58 million. This deferred tax liability reduction was recognized as a credit to income tax expense in 1997.

14 - RELATED PARTY TRANSACTIONS

At December 31, 1997, The Coca-Cola Company owned approximately 44% of the Company's outstanding common shares. The Company generates approximately 89% of its product sales volume from the sale of products of The Coca-Cola Company. The Company and The Coca-Cola Company have entered into various transactions and agreements in the ordinary course of business. Certain of these transactions and agreements are disclosed in other sections of the accompanying financial statements and related notes. The following outlines other significant transactions between the Company and The Coca-Cola Company and its affiliates:

Marketing Support Arrangements: The Coca-Cola Company engages in a variety of marketing programs, local media advertising, and other similar arrangements to promote the sale of products of The Coca-Cola Company in territories operated by the Company. In 1997, 1996, and 1995 total direct marketing support paid or payable to the Company, or on behalf of the Company by The Coca-Cola Company, approximated $604 million, $448 million, and $343 million, respectively. Pursuant to cooperative

                           COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


advertising and trade arrangements with The Coca-Cola Company, the Company paid The Coca-Cola Company $144 million, $123 million, and $82 million in 1997, 1996, and 1995, respectively, for local media and marketing program expense. In addition, to fund a portion of costs associated with market and infrastructure development, funding paid or payable to the Company by The Coca-Cola Company approximated $190 million, $120 million, and $55 million in 1997, 1996, and 1995, respectively.

Fountain Syrup and Package Product Sales: The Company sells fountain syrup back to The Coca-Cola Company in certain territories and delivers this syrup to certain major fountain accounts of The Coca-Cola Company. The Company will, on behalf of The Coca-Cola Company, invoice and collect amounts receivable for these fountain sales. In addition, the Company also sells bottle and can beverage products to The Coca-Cola Company at prices which are generally similar to the prices charged by the Company to its major customers. During 1997, 1996, and 1995 The Coca-Cola Company paid the Company approximately $345 million, $295 million, and $253 million, respectively, for fountain syrup, bottle and can products, and delivery and billing services.

15 - ENVIRONMENTAL MATTERS

The Company incurs costs to satisfy various federal and state regulations involving materials discharge, wastewater treatment, and underground storage tanks. The Company believes any amount it may be required to pay in excess of amounts previously funded or accrued would not have a materially adverse effect on the Company's financial position, cash flows, or results of operations.

At December 31, 1997, there were five federal and two state Superfund sites for which the Company's involvement or liability as a potentially responsible party ("PRP") was unresolved. The Company believes any ultimate liability under these PRP designations will not have a materially adverse effect on its financial position, cash flows, or results of operations. In addition, there were 17 federal and seven state sites for which it had been concluded the Company either had no responsibility, the ultimate liability amounts would be less than $100,000, or payments made to date by the Company would be sufficient to satisfy the Company's liability.

16 - GEOGRAPHIC OPERATING INFORMATION

The Company operates in one industry: the marketing, distribution, and production of bottle and can liquid nonalcoholic refreshments. On December 31, 1997, the Company operated in 44 states in the United States, the District of Columbia, and in the 10 provinces of Canada (collectively referred to as the "North American" territories), and in Belgium, Great Britain, most of France, and the Netherlands (collectively referred to as the "European" territories).

Prior to the 1996 Belgian and French acquisition, the Company's net operating revenues in geographic areas outside the United States were less than 5%. The following presents net operating revenues for the years ended December 31, 1997 and 1996 and long-lived assets as of December 31, 1997 and 1996 by geographic territory (in millions):

                                        1997                    1996
                               ---------------------   ---------------------
                                  NET        LONG-        NET        LONG-
                               OPERATING     LIVED     OPERATING     LIVED
                                REVENUES     ASSETS     REVENUES     ASSETS
                               ---------   ---------   ---------   ---------
    North American(A) ......    $ 8,216     $11,174     $ 7,091     $ 8,354

    European(B) ............      3,062       4,500         830       1,561
                                -------     -------     -------     -------

    Consolidated ...........    $11,278     $15,674     $ 7,921     $ 9,915
                                =======     =======     =======     =======

     (A) North American information presented above includes short periods for the New York and Canadian bottlers acquired in the third quarter of 1997 and therefore is not indicative of full-year results.

     (B)  European information presented includes  short  periods  for  the
          entities   acquired  in  1997  and  1996  and  therefore  is  not
          indicative of full-year results.

The Company has no material amounts of sales or transfers between its North American and European territories and no significant United States export sales.

17 - COMMITMENTS AND CONTINGENCIES

In North America the Company purchases PET (plastic) bottles from manufacturing cooperatives involved in the manufacture of plastic bottles. The Company has guaranteed payment of up to $281 million of indebtedness owed by these manufacturing cooperatives to third parties. At December 31, 1997, these cooperatives had approximately $156 million of indebtedness guaranteed by the Company. The Company has also issued letters of credit aggregating $132 million primarily under self-insurance programs.

As of December 31, 1997, the Company has entered into long-term purchase agreements with various suppliers. Subject to the supplier's quality and performance, the aggregate purchase commitments covered by these agreements during the next five years are as follows (in millions): 1998 - $1,626; 1999 - $1,664; 2000 - $1,573; 2001 - $778; and 2002 - $760.

The Company leases office and warehouse space, computer hardware, and machinery and equipment under lease agreements expiring at various dates through 2019. At December 31, 1997, future minimum lease payments under noncancellable operating leases aggregate approximately $136 million. Rent expense was approximately $82 million, $35 million, and $31 million during 1997, 1996, and 1995, respectively.

In 1996 the Company recorded a settlement totaling $10 million in settlement of claims against certain suppliers. The amount of the settlement award is included as a reduction of cost of sales.

The Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussion with counsel, that any ultimate liability would not materially affect the Company's financial position, results of operations, or liquidity.

18 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments during the year were as follows (in millions):

                                                         1997   1996   1995
                                                         ----   ----   ----
     Interest (net of capitalized amount).............   $482   $318   $320
                                                         ====   ====   ====

     Income taxes ....................................   $125   $ 39   $ 31
                                                         ====   ====   ====

Changes in current assets and liabilities pertaining to operating activities were as follows (in millions):

                                                       1997    1996    1995
                                                      -----   -----   -----
     (Increase)/decrease in trade accounts
      and other receivables........................   $ (55)  $  66   $ (35)
     (Increase)/decrease in inventories............     (17)     24      17
     (Increase)/decrease in prepaid expenses
      and other assets.............................     (20)     10     (20)
     (Decrease)/increase in accounts payable
      and accrued expenses.........................     (46)    118      26
                                                      -----   -----   -----

     Net change in current assets and
      liabilities..................................   $(138)  $ 218   $ (12)
                                                      =====   =====   =====

In conjunction with the acquisitions of bottling operations, the fair values of assets acquired, cash paid, equity and debt issued, and liabilities assumed were as follows (in millions):

                                                  1997      1996      1995
                                                -------   -------   -------
     Fair values of assets acquired.......      $ 6,146   $ 2,244   $   170
     Debt issued and assumed..............       (1,621)      (42)       --
     Other liabilities assumed............       (2,538)   (1,370)      (12)
     Equity issued........................           --      (156)       --
                                                -------   -------   -------
     Cash paid, net of cash acquired......      $ 1,987   $   676   $   158
                                                =======   =======   =======

                           COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


19 - QUARTERLY FINANCIAL INFORMATION

Unaudited quarterly financial information follows (in millions except per share data):

                                                                       FISCAL
1997                  FIRST(A)     SECOND      THIRD     FOURTH(A)      YEAR
                     ---------   ---------   ---------   ---------   ---------
Net operating
 revenues.........    $ 2,141     $ 2,905     $ 3,183     $ 3,049     $11,278
                      =======     =======     =======     =======     =======

Gross profit......    $   800     $ 1,084     $ 1,166     $ 1,132     $ 4,182
                      =======     =======     =======     =======     =======
Net (loss) income
 applicable to
 common share
 owners...........    $   (35)    $   111     $   112(B)  $   (19)    $   169
                      =======     =======     =======     =======     =======
Basic net (loss)
 income per share
 applicable to
 common share
 owners...........    $ (0.09)    $  0.29     $  0.29     $ (0.05)    $  0.44
                      =======     =======     =======     =======     =======

Diluted net (loss)
 income per share
 applicable to
 common share
 owners...........    $ (0.09)    $  0.28     $  0.28     $ (0.05)    $  0.43(C)
                      =======     =======     =======     =======     =======
Basic pro forma
 net (loss)
 income per
 common share(E)..    $ (0.18)    $  0.27     $  0.26     $ (0.05)    $  0.30
                      =======     =======     =======     =======     =======
Diluted pro forma
 net (loss) income
 per common
 share(E).........    $ (0.18)    $  0.26     $  0.25     $ (0.05)    $  0.29(C)
                      =======     =======     =======     =======     =======

                                                                       FISCAL
1996                  FIRST(A)     SECOND      THIRD     FOURTH(A)      YEAR
                     ---------   ---------   ---------   ---------   ---------
Net operating
 revenues.........    $ 1,600     $ 2,016     $ 2,187     $ 2,118     $ 7,921
                      =======     =======     =======     =======     =======

Gross profit......    $   630(D)  $   763     $   824     $   808     $ 3,025
                      =======     =======     =======     =======     =======
Net income
 applicable to
 common share
 owners...........    $     5     $    57     $    37     $     7     $   106
                      =======     =======     =======     =======     =======
Basic net income
 per share
 applicable to
 common share
 owners...........    $  0.01     $  0.15     $  0.10     $  0.02     $  0.28
                      =======     =======     =======     =======     =======
Diluted net income
 per share
 applicable to
 common share
 owners...........    $  0.01     $  0.15     $  0.10     $  0.02     $  0.28
                      =======     =======     =======     =======     =======
Basic pro forma
 net (loss) income
 per common
 share(E).........    $ (0.17)    $  0.18     $  0.03     $ (0.04)    $  0.00
                      =======     =======     =======     =======     =======
Diluted pro forma
 net (loss) income
 per common
 share(E).........    $ (0.17)    $  0.18     $  0.03     $ (0.04)    $  0.00
                      =======     =======     =======     =======     =======

For quarterly reporting, the Company reports on the Friday closest to the end of the quarterly calendar period for reporting convenience.

(A) Each quarter presented includes 91 days, except for the first quarter of 1997 (87 days), the fourth quarter of 1997 (96 days), the first quarter of 1996 (89 days), and the fourth quarter of 1996 (95 days).

(B) In the third quarter of 1997 the Company reduced its deferred tax liabilities and recognized a $58 million ($0.15 per share) credit to income tax expense as a result of the United Kingdom's decision to reduce the income tax rate.

(C) Due to the method used in calculating per share data as prescribed by SFAS No. 128, the quarterly per share data does not total to the full-year per share data.

(D) In the first quarter of 1996 the Company recorded a $10 million ($0.01 per share after taxes) favorable supplier settlement.

(E) Pro forma net income (loss) per share presents information as if all international and domestic acquisitions described in Note 2 were effective January 1, 1996.

                           COCA-COLA ENTERPRISES INC.

                              REPORT OF MANAGEMENT


Management has prepared the accompanying consolidated financial statements appearing in this Annual Report and is responsible for their integrity and objectivity. The consolidated financial statements, including amounts that are based on management's best estimates and judgment, have been prepared in conformity with generally accepted accounting principles and are free of material misstatement. Management also prepared other information in this Annual Report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management maintains a system of internal accounting controls and procedures over financial reporting designed to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded, and reported properly. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written Code of Business Conduct adopted by the Board of Directors applicable to all employees of the Company and its subsidiaries. Management believes that the Company's internal accounting controls provide reasonable assurance (i) that assets are safeguarded against material loss from unauthorized use or disposition and (ii) that the financial records are reliable for preparing consolidated financial statements and other data and maintaining accountability for assets.

The Audit Committee of the Board of Directors, composed solely of Directors who are not officers of the Company or The Coca-Cola Company, meets with the independent auditors, management, and the officer of the Company directing internal audit periodically to discuss internal accounting control, auditing, and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors and the Company's Director of Internal Audit, without management present, to ensure that the independent auditors and the Company's Director of Internal Audit have free access to the Committee.

The independent auditors, Ernst & Young LLP, are recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors and ratified by the Company's share owners. Ernst & Young LLP is engaged to audit the consolidated financial statements of Coca-Cola Enterprises Inc. and subsidiaries and conduct such tests and related procedures as Ernst & Young LLP deems necessary in conformity with generally accepted auditing standards. The opinion of the independent auditors, based upon their audit of the consolidated financial statements, is contained in this Annual Report.

/s/Summerfield K. Johnston, Jr.  /s/John R. Alm          /s/O. Michael Whigham
   Chairman and                     Executive Vice          Vice President,
   Chief Executive Officer          President and Chief     Controller and
                                    Financial Officer       Principal Accounting
                                                            Officer

Atlanta, Georgia
January 19, 1998


                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Board of Directors
Coca-Cola Enterprises Inc.


We have audited the accompanying consolidated balance sheets of Coca-Cola Enterprises Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, share-owners' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Enterprises Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Atlanta, Georgia                        /s/ Ernst & Young LLP
January 19, 1998

                           COCA-COLA ENTERPRISES INC.

                             SELECTED FINANCIAL DATA
                       (IN MILLIONS EXCEPT PER SHARE DATA)


                                                   FISCAL YEAR
                                    -----------------------------------------
                                            1997                  1996
                                    -------------------   -------------------
                                      PRO                   PRO
                                    FORMA(A)   REPORTED   FORMA(B)   REPORTED
                                    --------   --------   --------   --------
OPERATIONS SUMMARY
Net operating revenues ..........   $12,377    $11,278    $10,307    $ 7,921
Cost of sales ...................     7,810      7,096      6,444      4,896
                                    -------    -------    -------    -------
Gross profit ....................     4,567      4,182      3,863      3,025
Selling, delivery, and
 administrative expenses ........     3,854      3,462      3,155      2,480
                                    -------    -------    -------    -------
Operating income ................       713        720        708        545
Interest expense, net ...........       615        536        564        351
Other nonoperating deductions
 (income), net ..................         8          6         (5)        --
Gain from sale of bottling
 operations .....................        --         --         --         --
                                    -------    -------    -------    -------
Income (loss) before income
 taxes ..........................        90        178        149        194
Income tax expense before rate
 change benefit .................        31         65         61         80
Income tax rate change (benefit)
 expense ........................       (58)       (58)        --         --
                                    -------    -------    -------    -------
Net income before cumulative
 effect of changes in accounting
 principles .....................       117        171         88        114
Cumulative effect of changes in
 accounting principles ..........        --         --         --         --
                                    -------    -------    -------    -------
Net income (loss) ...............       117        171         88        114
Preferred stock dividends .......         2          2          9          8
                                    -------    -------    -------    -------
Net income (loss) applicable to
 common share owners ............   $   115    $   169    $    79    $   106
                                    =======    =======    =======    =======

OTHER OPERATING DATA
Depreciation expense ............   $   615    $   566    $   483    $   392
Amortization expense ............       426        380        319        235

AVERAGE COMMON SHARES
  OUTSTANDING(G)(H)
Basic ...........................       383        383        373        373
Diluted .........................       396        396        380        380
PER SHARE DATA(G)(H)
Basic net income (loss) per
 common share before cumulative
 effect of changes in accounting
 principles .....................   $  0.30    $  0.44    $  0.21    $  0.28
Diluted net income (loss) per
 common share before cumulative
 effect of changes in accounting
 principles .....................      0.29       0.43       0.21       0.28
Basic net income (loss) per
 share applicable to common
 share owners ...................      0.30       0.44       0.21       0.28
Dilutive net income (loss) per
 share applicable to common
 share owners ...................      0.29       0.43       0.21       0.28
Dividends per common share ......      0.10       0.10      0.033      0.033
Closing stock price .............     35.56      35.56      16.16      16.16

YEAR-END FINANCIAL POSITION
Property, plant, and equipment,
 net ............................   $ 3,862    $ 3,862    $ 3,156    $ 2,812
Franchises and other noncurrent
 assets, net ....................    11,812     11,812      9,816      7,103
Total assets ....................    17,487     17,487     14,674     11,234
Long-term debt ..................     8,792      8,792      7,315      5,305
Share-owners' equity ............     1,782      1,782      1,550      1,550
-------------------------------------------------------------------------------

Fiscal periods presented are calendar years, beginning after 1991, and fiscal years ending on the Friday nearest December 31 prior to 1991. The Company acquired subsidiaries in each year presented and divested subsidiaries in certain periods. Such transactions, except for: (i) the 1997 acquisitions of
Amalgamated Beverages Great Britain Limited ("Great Britain Bottler"), The Coca-Cola Bottling Company of New York, Inc. ("Coke New York"), and Coca-Cola
Beverages Ltd. ("Coke Canada"), (ii) the 1996 acquisition of Coca-Cola Entreprise S.A., Coca-Cola Production S.A., and S.A. Beverage Sales Holding N.V. (collectively "the French and Belgian bottlers"), (iii) the 1991 acquisition of Johnston Coca-Cola Bottling Group, Inc. ("Johnston"), and (iv) gains from the sale of certain bottling operations, did not significantly affect the Company's operating results in any one fiscal period. All acquisitions and divestitures have been included in or excluded from, as appropriate, the consolidated operating results of the Company from their respective transaction dates.

(A) The 1997 pro forma Operations Summary, Other Operating Data, and Per Share Data give effect to the following acquisitions as though each had been owned for a full year beginning January 1, 1997: the Great Britain Bottler, Coke New York, and Coke Canada.

(B) The 1996 pro forma Operations Summary, Other Operating Data, Per Share Data, and Year-End Financial Position give effect to the following acquisitions as though each had been owned for a full year beginning January 1, 1996: the Belgian, Great Britain, and French bottlers, Coca-Cola Bottling Company West, Inc., Grand Forks Coca-Cola Bottling Co., and Ouachita Coca-Cola Bottling Company, Inc. ("Ouachita").

                                                   FISCAL YEAR
                                    -----------------------------------------
                                     1995(C)     1994      1993(D)    1992(E)
                                    --------   --------   --------   --------
OPERATIONS SUMMARY
Net operating revenues ..........   $ 6,773    $ 6,011    $ 5,465    $ 5,127
Cost of sales ...................     4,267      3,703      3,372      3,219
                                    -------    -------    -------    -------
Gross profit ....................     2,506      2,308      2,093      1,908
Selling, delivery, and
 administrative expenses ........     2,038      1,868      1,708      1,602
                                    -------    -------    -------    -------
Operating income ................       468        440        385        306
Interest expense, net ...........       326        310        328        312
Other nonoperating deductions
 (income), net ..................         6          3          2          6
Gain from sale of bottling
 operations .....................         9         --         --         --
                                    -------    -------    -------    -------
Income (loss) before income
 taxes ..........................       145        127         55        (12)
Income tax expense before rate
 change benefit .................        63         58         30          3
Income tax rate change (benefit)
 expense ........................        --         --         40         --
                                    -------    -------    -------    -------
Net income before cumulative
 effect of changes in accounting
 principles .....................        82         69        (15)       (15)
Cumulative effect of changes in
 accounting principles ..........        --         --         --       (171)
                                    -------    -------    -------    -------
Net income (loss) ...............        82         69        (15)      (186)
Preferred stock dividends .......         2          2         --         --
                                    -------    -------    -------    -------
Net income (loss) applicable to
 common share owners ............   $    80    $    67    $   (15)   $  (186)
                                    =======    =======    =======    =======

OTHER OPERATING DATA
Depreciation expense ............   $   318    $   282    $   254    $   227
Amortization expense ............       211        179        165        162

AVERAGE COMMON SHARES
  OUTSTANDING(G)(H)
Basic ...........................       386        386        387        384
Diluted .........................       390        388        387        384
PER SHARE DATA(G)(H)
Basic net income (loss) per
 common share before cumulative
 effect of changes in accounting
 principles .....................   $  0.21    $  0.17    $ (0.04)   $ (0.04)
Diluted net income (loss) per
 common share before cumulative
 effect of changes in accounting
 principles .....................      0.20       0.17      (0.04)     (0.04)
Basic net income (loss) per
 share applicable to common
 share owners ...................      0.21       0.17      (0.04)     (0.49)
Dilutive net income (loss) per
 share applicable to common
 share owners ...................      0.20       0.17      (0.04)     (0.49)
Dividends per common share ......     0.017      0.017      0.017      0.017
Closing stock price .............      8.97       6.00       5.09       4.09

YEAR-END FINANCIAL POSITION
Property, plant, and equipment,
 net ............................   $ 2,158    $ 1,963    $ 1,890    $ 1,733
Franchises and other noncurrent
 assets, net ....................     5,924      5,965      6,046      5,651
Total assets ....................     9,064      8,738      8,682      8,085
Long-term debt ..................     4,201      4,187      4,391      4,131
Share-owners' equity ............     1,435      1,339      1,260      1,254


                                                FISCAL YEAR
                            ----------------------------------------------------
                                  1991(F)
                            -------------------
                               PRO
                              FORMA    REPORTED     1990       1989       1988
                            --------   --------   --------   --------   --------
OPERATIONS SUMMARY
Net operating revenues ..   $ 5,027    $ 3,915    $ 3,933    $ 3,822    $ 3,821
Cost of sales ...........     3,170      2,420      2,400      2,350      2,303
                            -------    -------    -------    -------    -------
Gross profit ............     1,857      1,495      1,533      1,472      1,518
Selling, delivery, and
 administrative
 expenses ...............     1,687      1,375      1,208      1,162      1,164
                            -------    -------    -------    -------    -------
Operating income ........       170        120        325        310        354
Interest expense, net ...       312        210        200        193        202
Other nonoperating
 deductions (income),
 net ....................         3          2         (3)       (10)       (12)
Gain from sale of
 bottling operations ....        --         --         56         11        104
                            -------    -------    -------    -------    -------
Income (loss) before
 income taxes ...........      (145)       (92)       184        138        268
Income tax expense before
 rate change benefit ....       (17)        (9)        91         66        115
Income tax rate change
 (benefit) expense ......        --         --         --         --         --
                            -------    -------    -------    -------    -------
Net income before
 cumulative effect of
 changes in accounting
 principles .............      (128)       (83)        93         72        153
Cumulative effect of
 changes in accounting
 principles .............        --         --         --         --         --
                            -------    -------    -------    -------    -------
Net income (loss) .......      (128)       (83)        93         72        153
Preferred stock
 dividends ..............         9          9         16         18         10
                            -------    -------    -------    -------    -------
Net income (loss)
 applicable to common
 share owners ...........   $  (137)   $   (92)   $    77    $    54    $   143
                            =======    =======    =======    =======    =======

OTHER OPERATING DATA
Depreciation expense ....   $   205    $   160    $   150    $   148    $   143
Amortization expense ....       125         91         86         81         82

AVERAGE COMMON SHARES
  OUTSTANDING(G)(H)
Basic ...................       345        345        357        388        416
Diluted .................       345        345        357        388        416
PER SHARE DATA(G)(H)
Basic net income (loss)
 per common share before
 cumulative effect of
 changes in accounting
 principles .............   $ (0.35)   $ (0.27)   $  0.22    $  0.14    $  0.34
Diluted net income (loss)
 per common share before
 cumulative effect of
 changes in accounting
 principles .............     (0.35)     (0.27)      0.22       0.14       0.34
Basic net income (loss)
 per share applicable to
 common share owners ....     (0.35)     (0.27)      0.22       0.14       0.34
Dilutive net income (loss)
 per share applicable to
 common share owners ....     (0.35)     (0.27)      0.22       0.14       0.34
Dividends per common
 share ..................     0.017      0.017      0.017      0.017      0.017
Closing stock price .....      5.13       5.13       5.17       5.33       5.00

YEAR-END FINANCIAL POSITION
Property, plant, and
 equipment, net .........   $ 1,706    $ 1,706    $ 1,373    $ 1,286    $ 1,180
Franchises and other
 noncurrent assets, net .     4,265      4,265      3,153      2,952      3,001
Total assets ............     6,677      6,677      5,021      4,732      4,669
Long-term debt ..........     4,091      4,091      2,537      2,305      2,211
Share-owners' equity ....     1,442      1,442      1,627      1,680      1,808
--------------------------------------------------------------------------------

(C) In January 1995 the Company sold its 50% ownership interest in The Coca-Cola Bottling Company of the Mid South ("Mid South") to Ouachita. The Company's interest in Mid South was reacquired through the Ouachita acquisition in February 1996.

(D) A one-time charge of $40 million in income tax expense to increase deferred income taxes resulted from a 1% increase in the corporate marginal income tax rate in connection with the U.S. Omnibus Budget Reconciliation Act of 1993.

(E) In 1992 the Company adopted SFAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS 109 "Accounting for Income Taxes." Fiscal periods prior to 1992 were not restated for these accounting changes.

(F) The 1991 pro forma Operations Summary, Other Operating Data and Per Share Data give effect to the acquisition of Johnston in December 1991 as though it had been completed at the beginning of 1991. A restructuring charge in 1991 of $152 million is included in selling, delivery, and administrative expenses.

(G)  Adjusted for a 3-for-1 stock split effective in 1997.

(H) In 1997 the Company adopted SFAS 128, "Earnings Per Share," and restated average common shares and per share data beginning in 1988.


                                      -47-