Form 10-K, Exhibit 13
period 1998-12-31
COCA COLA ENTERPRISES INC
filed 1999-03-25
CIK 804055

                                   EXHIBIT 13

                           COCA-COLA ENTERPRISES INC.

                              1998 Financial Report


     Management's Financial Review                                       18
     Consolidated Statements of Income                                   21
     Consolidated Statements of Cash Flows                               23
     Consolidated Balance Sheets                                         25
     Consolidated Statements of Share-Owners' Equity                     26
     Notes to Consolidated Financial Statements                          30
     Report of Management                                                45
     Report of Independent Auditors                                      45
     Selected Financial Data                                             46

COCA-COLA ENTERPRISES INC.


--------------------------------------------------------------------------------

                          MANAGEMENT'S FINANCIAL REVIEW

                 Management's Financial Review should be read in conjunction with the cautionary statements and the Company's consolidated financial statements and accompanying footnotes.

--------------------------------------------------------------------------------

                             OUR PRIMARY OBJECTIVE:

           TO DELIVER A SUPERIOR INVESTMENT RETURN TO OUR SHARE OWNERS
               THROUGH CONSISTENT INCREASES IN LONG-TERM OPERATING
                     CASH FLOWS AND PROFITABLE INCREASES IN
                                  SALES VOLUME.

Achieving this objective requires our commitment to innovative and superior marketplace execution through a decentralized operating philosophy.  This philosophy has  allowed us  to successfully  capitalize on  the diverse
   opportunities  in  various   markets  and  channels  and  effectively
    integrate  our international and domestic territories.  Since  1986 we have  invested  in  numerous  bottling  operations  in various
      territories  for a   total cost  of  approximately $13 billion.
       In  1998  we  announced  a  3 1/2  year, $5  billion  Capital
        Spending   Plan  to  allow  us  to  continue  our   channel
         initiatives,   including   cold   drink,   and  to   make
          infrastructure   investments required  to  support  the
                 continued   growth  we  are experiencing.

--------------------------------------------------------------------------------

                            BUILDING ON OUR BUSINESS

Coca-Cola Enterprises Inc. is the world's largest marketer, distributor, and producer of bottle and can liquid nonalcoholic refreshment. The Company distributes its bottle and can products to customers and consumers in the United States and Canada through franchise territories in 46 states in the United States, the District of Columbia, and in the 10 provinces of Canada. We are also the sole licensed bottler for products of The Coca-Cola Company in Belgium, Great Britain, Luxembourg, the Netherlands, and most of France. Products of The Coca-Cola Company account for approximately 90% of our total product sales volume. This reflects the successful partnership we have with The Coca-Cola Company, which currently owns approximately 40% of our outstanding common shares.

     Our position as the leader in the worldwide liquid nonalcoholic refreshment business is enhanced by our ongoing acquisition program. This is reflected in volume increases well ahead of industry rates in both the Company's European and North American markets. We achieved consistent growth in cash operating profit despite the challenging operating environment in 1998. This is an indication of the Company's ability to focus on maximizing the effectiveness of marketing and infrastructure initiatives jointly developed and incrementally funded with The Coca-Cola Company, leveraging existing infrastructure, and controlling operating costs.

COCA-COLA ENTERPRISES INC.


--------------------------------------------------------------------------------

                            INVESTING FOR THE FUTURE

Our long-term focus on business reinvestment allows us to maintain and accelerate our current operating momentum in what we believe will continue to be a highly competitive market. While directing our cash resources toward profitable high-return projects, we will capitalize on opportunities in our European and North American territories. In order to maintain growth levels significantly higher than industry rates, we must invest in fleet, warehouse, and production capacity. At the same time, we will continue to direct capital to the many opportunities in the highly profitable segments of our business, including cold drink channels. Our Capital Spending Plan was designed to create the foundation for long-term growth in our financial and operating results as we move into the next millennium. We expect to produce 1999 cash operating profit growth of 12% above 1998 comparable results of just over $2 billion, even as we continue our significant capital investments.

-------------------------------------------------------------------------------

                              CAUTIONARY STATEMENTS

Certain expectations and projections regarding future performance of the Company referenced in this Annual Report are forward-looking statements. These expectations and projections are based on currently available competitive, financial, and economic data along with the Company's operating plans and are subject to certain future events and uncertainties. We caution readers that in addition to the important factors described elsewhere in this Annual Report, the following factors, among others, could cause the Company's actual consolidated results in 1999 and thereafter to differ significantly from those expressed in any forward-looking statements.

MARKETPLACE - The Company's response to continued and increased customer and competitor consolidations and marketplace competition may result in lower than expected net pricing of our products. In addition, competitive pressures may cause channel and product mix shifts away from more profitable cold drink channels and packages and adversely affect the Company's overall pricing. Also, weather conditions, particularly in Europe, can have a significant impact on the Company's sales volume. Net pricing, volume, and costs of sales are the primary determinants of net earnings.

FUNDING FROM THE COCA-COLA COMPANY - Material changes in levels of funding historically provided under various programs with The Coca-Cola Company, or our inability to meet the performance requirements for the anticipated levels of such support payments, could adversely affect future earnings. The Coca-Cola Company is under no obligation to continue past levels of funding.

RAW MATERIALS - Our forecast of earnings and cash operating profit assumes no unplanned increases in the cost of raw materials, ingredients, packaging materials, or supplies. If such increases occur, and the Company is unable to increase its pricing to customers by comparable amounts, earnings and cash operating profit would be adversely affected.

INFRASTRUCTURE INVESTMENT - Projected capacity levels of our infrastructure investment may differ from actual if our volume growth does not continue as anticipated. Significant changes from our expected timing of returns on cold drink equipment and employee, fleet, and plant infrastructure investments could adversely impact our future cash operating profit and net income.

YEAR 2000 COMPLIANCE - The Company's Year 2000 compliance project is dependent on many factors including timely and successful compliance by our customers and suppliers as well as adequate program changes from our software vendors. It is also dependent upon our ability to manage the project so that the Year 2000 issue results in little impact to our business. The inability to conduct business in certain areas because of the Year 2000 situation could have a materially adverse impact on our operating results and financial condition.

EURO CONVERSION - Unexpected costs associated with our European operations converting to the common European currency ("the euro") may adversely affect future cash operating profit and net income.

FINANCING CONSIDERATIONS - Changes from our expectations regarding both interest rates and currency exchange rates can have a material impact on our earnings. We may not be able to mitigate completely the effect of significant interest rate or currency exchange rate fluctuations.

COCA-COLA ENTERPRISES INC.

                          MANAGEMENT'S FINANCIAL REVIEW

--------------------------------------------------------------------------------

                            OPERATIONS REVIEW  1998
--------------------------------------------------------------------------------

OVERVIEW
In 1998 we achieved our objective of 10% comparable cash operating profit growth through effective management of the volume, revenue, and cost components of our business. The Company's comparable cash operating profit growth reflected volume growth above industry rates in both our North American and European markets and increases in net revenues per case that offset higher cost of sales per case.

To achieve our objective of increasing long-term value for our share owners, we continue to invest additional capital to expand our geographic, product, package, and channel diversity and to act on local market opportunities. In 1998 this diversity continued to be a key factor in our ability to deliver consistent growth despite the highly competitive pricing environment in North America. With approximately 25% of our net operating revenues generated in territories outside North America, we believe our ability to manage our expanding portfolio of diverse operations results in a significant competitive advantage and accelerates our long-term growth potential.

COMPARABLE RESULTS - Because of the Company's significant acquisition activity, results adjusted to a comparable basis provide a better indication of current operating trends. Comparable operating results as presented in the Cash Operating Profit and Net Operating Revenues and Cost of Sales discussions are determined by adjusting:

  - 1998 RESULTS to exclude the results of the 1998 acquisition of Coke Southwest and

  - 1997 RESULTS (i) to include the results of significant 1997 acquisitions for the same periods included in 1998 reported results, and (ii) to reflect 1998 currency translation rates.

CASH OPERATING PROFIT
Consolidated 1998 cash operating profit, or net income before deducting interest, taxes, depreciation, amortization, and other nonoperating items exceeded $1.9 billion, 19% above reported 1997 results and 10% above comparable 1997 performance. We are pleased with this performance considering the highly competitive pricing conditions that continue to exist in our North American territories and the poor weather conditions that persisted through most of 1998 in our European territories. Even with relatively low volume growth in Europe, Europe's cash operating profit growth outpaced North America's in 1998. In 1998 currency translations reduced the comparable cash operating profit growth by less than 1 percentage point.

In the opinion of management, cash operating profit is one of the key standards for measuring our operating performance. Cash operating profit is used by management as an additional indicator of operating performance and not as a replacement of measures such as cash flows from operating activities and operating income as defined and required by generally accepted accounting principles.

NET OPERATING REVENUES AND COST OF SALES
In 1998 net operating revenues were up 19% to $13.4 billion.

                                                       -------------------------
                                                             FULL-YEAR 1998
                                                       -------------------------
                                                        REPORTED      COMPARABLE
                                                         CHANGE         CHANGE
--------------------------------------------------------------------------------
Net Revenues Per Case                                      1%            1.5%
Cost of Sales Per Case                                     1%              1%
--------------------------------------------------------------------------------

Under our decentralized organizational and operating philosophy, net revenues per case are managed locally, reflecting individual market conditions and opportunities. Net operating revenues are comprised principally of wholesale sales to retailers, accounting for approximately 97% of our net revenues.

The net revenues per case increase reflects the benefits of joint marketing and promotional programs with The Coca-Cola Company along with favorable product, package, and channel mix shifts and limited price increases experienced in certain territories. Additionally, favorable packaging costs partially offset ingredient cost increases.

VOLUME
Comparable volume information represents reported results adjusted to include volume of 1998 and 1997 acquired companies for the same periods in 1997 as those periods for which the entities were owned in 1998.

                                                       -------------------------
                                                             FULL-YEAR 1998
                                                       -------------------------
                                                        REPORTED      COMPARABLE
                                                         CHANGE         CHANGE
--------------------------------------------------------------------------------
Physical Case Bottle and Can Volume:
  Consolidated                                             18%            5%
    North American Territories                                            6%
    European Territories                                                  2%
--------------------------------------------------------------------------------

Volume growth in 1998 reflects strong performance of Coca-Cola classic, diet Coke/Coca-Cola light, Sprite, Barq's, and the Company's noncarbonated brand portfolio. In particular, Sprite demonstrated double-digit growth for the fifth consecutive year. Our brands continue to capture the majority of the nonalcoholic beverage per capita consumption growth as evidenced by our growth that exceeded overall industry growth rates. On a unit case basis, Europe represented 23% and 24% of the Company's 1998 and 1997 volume, respectively. This change reflects our base volume and territory growth in North America.

COCA-COLA ENTERPRISES INC.

                        CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------

                                         ---------------------------------------
                                                 YEAR ENDED DECEMBER 31,
                                         ---------------------------------------
(In millions except per share data)          1998          1997          1996
--------------------------------------------------------------------------------
NET OPERATING REVENUES                     $ 13,414      $ 11,278      $  7,921
Cost of sales (purchases from The
 Coca-Cola Company - $3,697,
 $3,086, and $2,150,
 respectively)                                8,391         7,096         4,896
--------------------------------------------------------------------------------
GROSS PROFIT                                  5,023         4,182         3,025
Selling, delivery, and
 administrative expenses                      4,154         3,462         2,480
--------------------------------------------------------------------------------
OPERATING INCOME                                869           720           545
Interest expense, net                           701           536           351
Other nonoperating (income)
 expense, net                                    (1)            6            --
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                      169           178           194
Income tax expense before rate
 change benefit                                  56            65            80
Income tax rate change benefit                  (29)          (58)           --
--------------------------------------------------------------------------------
NET INCOME                                      142           171           114
Preferred stock dividends                         1             2             8
--------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON
 SHARE OWNERS                              $    141      $    169      $    106
-----------------------------------------=======================================
BASIC NET INCOME PER SHARE
 APPLICABLE TO COMMON SHARE OWNERS         $   0.36      $   0.44      $   0.28
-----------------------------------------=======================================
DILUTED NET INCOME PER SHARE
 APPLICABLE TO COMMON SHARE OWNERS         $   0.35      $   0.43      $   0.28
-----------------------------------------=======================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

--------------------------------------------------------------------------------

PER SHARE DATA
In 1998 the Company generated basic and diluted net income from operations of $0.36 and $0.35 per common share as compared to reported 1997 basic and diluted net income of $0.44 and $0.43 per common share. Currency exchange rates did not have a material impact on 1998 earnings per share.

Net income per share amounts in 1998 and 1997 include tax benefits resulting from reductions in the United Kingdom's corporate tax rate. In 1998 the benefit resulting from this tax rate reduction was $29 million or $0.07 per common share, while in 1997 the benefit was $58 million or $0.15 per common share.

In 1998 the Company repurchased approximately 15.5 million shares of common stock for an aggregate cost of $455 million under its share repurchase program, and issued 27 million treasury shares in connection with its acquisitions. The Company issued an additional 21 million treasury shares of common stock in connection with its January 1999 acquisitions.

On April 17, 1998, the Company's Board of Directors approved an increase of the regular quarterly dividend to $0.04 per common share from $0.025 per common share. This quarterly dividend increase was effective and payable beginning July 1, 1998.

SELLING, DELIVERY, AND ADMINISTRATIVE EXPENSES
In 1998 consolidated selling, delivery, and administrative expenses as a percent of net operating revenues increased to 31.0% from 1997 results of 30.7%. The slight increase resulted primarily from the net effect of increases in depreciation expense and infrastructure spending, which more than offset the increase in infrastructure funding from The Coca-Cola Company and the decrease in expenses associated with executive stock compensation plans.

INTEREST EXPENSE
In 1998 interest expense increased over reported 1997 interest expense, reflecting a higher 1998 debt balance primarily as a result of 1998 and 1997 acquisitions. The weighted average cost of debt was 6.9% for 1998 and 1997. At the end of 1998, the Company's debt portfolio was comprised of 30% floating-rate debt with the remainder at fixed rates.

COCA-COLA ENTERPRISES INC.

                         MANAGEMENT'S FINANCIAL REVIEW
--------------------------------------------------------------------------------

INCOME TAX EXPENSE

In July 1998 the United Kingdom's income tax rate was reduced from 31% to 30% effective April 1, 1999. This rate change reduced deferred tax liabilities associated with the Company's operations in the United Kingdom by $29 million, or $0.07 per common share, and was recognized as a credit to income tax expense in 1998. Excluding this 1998 tax benefit, the Company's effective tax rate for 1998 was 33%, below the 1997 effective tax rate of 37%. The Company's effective tax rate reflects a combination of actual 1998 pretax earnings and the beneficial tax impact of international operations including the favorable tax treatment granted to certain foreign operations under a tax holiday expiring by the year 2000.

--------------------------------------------------------------------------------

                      CASH FLOW AND LIQUIDITY REVIEW  1998
--------------------------------------------------------------------------------

CAPITAL RESOURCES
Our sources of capital include, but are not limited to, cash flows from operations, the issuance of public or private placement debt, bank borrowings, and the issuance of equity securities. We believe that short-term and long-term capital resources available to us are sufficient to fund our capital expenditure and working capital requirements, scheduled debt payments, interest and income tax obligations, dividends to our share owners, acquisitions, and share repurchases.

For long-term financing needs, we had available at December 31, 1998, approximately $3 billion in registered debt securities for issuance under a registration statement with the Securities and Exchange Commission and an additional $1.3 billion in debt securities under our Euro Medium Term Note Program.

We satisfy seasonal working capital needs and other financing requirements with bank borrowings and short-term borrowings under our commercial paper programs and other credit facilities. At December 31, 1998, we had approximately $687 million outstanding under these credit facilities, with an additional $3.8 billion available for future borrowings. We intend to continue refinancing borrowings under our commercial paper programs and our short-term credit facilities with longer-term fixed and floating rate financings.

Our sources of capital allow us the financial flexibility to execute our Capital Spending Plan, complete our disciplined acquisition strategy of acquiring businesses that offer us opportunities to implement our operating strategies, improve our rates of return, and increase share-owner value over the long term.

SUMMARY OF CASH ACTIVITIES
The Company's principal sources of cash consisted of those derived from operations of $946 million and proceeds from the issuance of debt aggregating $5 billion. The Company's primary uses of cash were capital expenditures totaling $1.6 billion, long-term debt repayments totaling $3.6 billion, and share repurchases for treasury of $455 million.

OPERATING ACTIVITIES: Cash flows from operating activities in 1998 resulted from the favorable operating performance discussed earlier and from acquisitions. The increase in depreciation and amortization expenses for 1998 is caused by increased capital spending and the acquisitions of bottling operations.

INVESTING  ACTIVITIES:  The   Company's   continued  capital  investments in its
infrastructure and the acquisitions of bottling operations resulted in net cash used in investing activities.

The Company decided to accelerate capital spending in 1998 to take advantage of the many opportunities in our existing and newly acquired territories. The low interest and inflation rate environments coupled with the strength of our business make it an appropriate time to undertake this capital spending program. Based on our current capital spending program, we expect 1999 capital expenditures to approximate 1998 expenditures, without giving any effect to acquisitions.

In 1998 the Company acquired the following bottlers in the United States and Europe for a total purchase price plus assumed debt of approximately $1.5 billion:

UNITED STATES
  -  Coke Southwest,

  -  The Coca-Cola Bottling Company of Bellingham,

  -  Great Plains Bottlers and Canners, Inc.,

  -  Soo Coca-Cola Bottling, Inc., and

  -  The Wolslager Group.

EUROPE
  -  The Coca-Cola bottling operations in Luxembourg.

These transactions were funded through combinations of cash, promissory notes, common stock, and convertible preferred stock. Since the Company's inception, we have acquired numerous bottling companies for a total cost of approximately $13 billion.

FINANCING ACTIVITIES: In 1998 the Company issued $5 billion of notes and debentures under its shelf registration statement with the Securities and Exchange Commission, its Euro Medium Term Note Program, and its commercial paper programs. We used $455 million to repurchase approximately 15.5 million shares of the Company's common stock in 1998.

COCA-COLA ENTERPRISES INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                         ---------------------------------------
                                                 YEAR ENDED DECEMBER 31,
                                         ---------------------------------------
(In millions)                                1998          1997          1996
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                 $    142      $    171      $    114
Adjustments to reconcile net income
 to net cash derived from operating
 activities:
 Depreciation                                   725           566           392
 Amortization                                   395           380           235
 Deferred income tax benefit                    (33)          (80)           (2)
 Changes in assets and liabilities,
  net of effects from acquisitions
  of bottling operations:
   Trade accounts and other
    receivables                                (259)          (55)           66
   Inventories                                  (50)          (17)           24
   Prepaid expenses and other assets            (58)          (20)           10
   Accounts payable and accrued
    expenses                                    133           (46)          118
   Other                                        (49)           43            49
--------------------------------------------------------------------------------
Net cash derived from operating
 activities                                     946           942         1,006
CASH FLOWS FROM INVESTING ACTIVITIES
Investments in capital assets                (1,551)         (967)         (622)
Fixed asset disposals                            17            20            12
Investments in bottling operations,
 net of cash acquired ($1,580 and
 $533 were paid to The Coca-Cola
 Company for bottling operations
 in 1997 and 1996, respectively.)              (221)       (1,987)         (676)
Other investing activities                      (86)           --            --
--------------------------------------------------------------------------------
Net cash used in investing
 activities                                  (1,841)       (2,934)       (1,286)
CASH FLOWS FROM FINANCING
 ACTIVITIES
Issuance of long-term debt                    5,008         4,630           875
Payments on long-term debt                   (3,600)       (2,613)         (359)
Stock purchases for treasury                   (455)           --          (183)
Dividend payments on common
 and preferred stock                            (58)          (33)          (19)
Exercise of employee stock options               23            13            10
Additional financing activities                  --            (7)           (5)
--------------------------------------------------------------------------------
Net cash derived from financing
 activities                                     918         1,990           319
--------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
 CASH INVESTMENTS                                23            (2)           39
Cash and cash investments at
 beginning of year                               45            47             8
--------------------------------------------------------------------------------
CASH AND CASH INVESTMENTS AT END OF
 YEAR                                      $     68      $     45      $     47
-----------------------------------------=======================================
SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION
 Investments in bottling
  operations:
   Fair values of assets acquired          $  2,697      $  6,146      $  2,244
   Debt issued and assumed                     (516)       (1,621)          (42)
   Other liabilities assumed                 (1,019)       (2,538)       (1,370)
   Equity issued                               (941)           --          (156)
--------------------------------------------------------------------------------
   Cash paid, net of cash acquired         $    221      $  1,987      $    676
-----------------------------------------=======================================
 Cash paid during the year for:
   Interest (net of capitalized
    amount)                                $    658      $    482      $    318
-----------------------------------------=======================================
   Income taxes                            $     59      $    125      $     39
-----------------------------------------=======================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COCA-COLA ENTERPRISES INC.

                          MANAGEMENT'S FINANCIAL REVIEW

--------------------------------------------------------------------------------

CASH TAX OBLIGATIONS: During 1987 the Company filed elections under Section 338 of the Internal Revenue Code relating to various bottling companies acquired in 1986. This election resulted in tax deductibility for the majority of our franchise assets resulting from these acquisitions.

For tax purposes, the franchise assets from these acquisitions were fully amortized in 1996. The cash income tax obligation for 1998 decreased over 1997 but is expected to increase in the future once tax operating loss carryforwards resulting from these accelerated deductions are fully utilized.

--------------------------------------------------------------------------------

                            FINANCIAL POSITION  1998
--------------------------------------------------------------------------------

ASSETS Overall, the increase in total assets from December 31, 1997, to December 31, 1998, was primarily attributable to the 1998 acquisitions. The increase in franchises and other noncurrent assets was also a direct result of the franchise assets acquired in these acquisitions. The increase in property, plant, and equipment resulted from acquisitions combined with 1998 capital expenditures of approximately $1.6 billion.

LIABILITIES AND EQUITY
The increase in long-term debt, deferred income taxes, and additional paid-in capital also resulted primarily from acquisitions. Increased capital spending and share repurchases also contributed to the increase in long-term debt. In 1998 we repurchased shares of the Company's common stock which were added to the Company's treasury stock at cost and issued approximately 27 million treasury shares for the purchase of certain bottling operations resulting in an increase to additional paid-in capital of $757 million.

In 1998 the Company was authorized by the Board of Directors to issue 120,000 shares of $1 par value voting convertible preferred stock with a stated value of $100 per share ("Bellingham series") and 450,000 shares of $1 par value voting convertible preferred stock with a stated value of $100 per share ("Great Plains series"). In connection with the June 1998 acquisition of The Coca-Cola Bottling Company of Bellingham, the Company issued 96,900 Bellingham series shares of preferred stock. The Bellingham series pays quarterly dividends equaling 4% annually. The Company issued 392,464 Great Plains series shares of preferred stock on August 6, 1998, in connection with the acquisition of Great Plains Bottlers and Canners, Inc. The Great Plains series pays quarterly dividends equaling 8% annually.

In 1998 activities in currency markets resulted in a $21 million adjustment to the Company's accumulated other comprehensive income (loss). As currency exchange rates fluctuate, translation of the statements of income for our international businesses into U.S. dollars will affect the comparability of revenues and expenses between periods.

CONTINGENCIES
At December 31, 1998, there were six federal and one state Superfund sites for which the Company's involvement or liability as a potentially responsible party ("PRP") was unresolved. We believe any ultimate liability under these PRP designations will not have a materially adverse effect on our financial position, cash flows, or results of operations. In addition, there were 18 federal and seven state sites for which it had been concluded the Company either had no responsibility, the ultimate liability amounts would be less than $100,000, or payments made to date by the Company would be sufficient to satisfy the Company's liability.

The Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes any ultimate liability would not materially affect the Company's financial position, results of operations, or liquidity.

INTEREST RATE AND CURRENCY RISK MANAGEMENT
INTEREST RATES: The Company is exposed to changes in interest rates due to the Company's intention to finance the purchase and cash flow requirements of international subsidiaries with local currency borrowings or borrowings that are effectively exchanged into local borrowings through currency swap agreements. Interest rate risk is present with both fixed and floating rate debt. We use interest rate swap agreements and other risk management instruments to manage our fixed/floating debt profile.

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

Based on the Company's fixed/floating debt profile at December 31, 1998 and 1997, a 1% increase in market interest rates would increase interest expense and decrease income before income taxes by $32 million and $31 million, respectively. These amounts were determined by calculating the effect of the hypothetical interest rate on our floating rate debt, after giving consideration to our interest rate swap agreements and other risk management instruments. These amounts do not include the effects of certain potential results of increased interest rates, such as a reduced level of overall economic activity or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume changes in our financial structure that could occur if interest rates were higher.

COCA-COLA ENTERPRISES INC.

                           CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                                                       -------------------------
                                                             DECEMBER 31,
                                                       -------------------------
(In millions except share data)                            1998          1997
--------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash investments, at cost approximating
 market                                                  $     68      $     45
Trade accounts receivable, less reserves of $57 and
 $58, respectively                                          1,337         1,007
Inventories:
 Finished goods                                               373           330
 Raw materials and supplies                                   170           132
--------------------------------------------------------------------------------
                                                              543           462
Current deferred income tax assets                             74            70
Prepaid expenses and other current assets                     263           229
--------------------------------------------------------------------------------
   Total Current Assets                                     2,285         1,813

PROPERTY, PLANT, AND EQUIPMENT
Land                                                          349           297
Buildings and improvements                                  1,237         1,065
Machinery and equipment                                     6,068         4,653
--------------------------------------------------------------------------------
                                                            7,654         6,015
Less allowances for depreciation                            2,956         2,295
--------------------------------------------------------------------------------
                                                            4,698         3,720
Construction in progress                                      193           142
--------------------------------------------------------------------------------
   Net Property, Plant, and Equipment                       4,891         3,862

FRANCHISES AND OTHER NONCURRENT ASSETS, NET                13,956        11,812
--------------------------------------------------------------------------------
                                                         $ 21,132      $ 17,487
-------------------------------------------------------=========================
LIABILITIES AND SHARE-OWNERS' EQUITY
CURRENT
Accounts payable and accrued expenses                    $  2,254      $  1,994
Amounts payable to The Coca-Cola Company, net                   3             6
Current portion of long-term debt                           1,140         1,032
--------------------------------------------------------------------------------
  Total Current Liabilities                                 3,397         3,032

LONG-TERM DEBT, LESS CURRENT MATURITIES                     9,605         7,760

RETIREMENT AND INSURANCE PROGRAMS AND OTHER
 LONG-TERM OBLIGATIONS                                        977           917

LONG-TERM DEFERRED INCOME TAX LIABILITIES                   4,715         3,996

SHARE-OWNERS' EQUITY
Preferred stock                                                49            --
Common stock, $1 par value - Authorized
 1,000,000,000 shares; issued 446,319,946 and
 442,971,597 shares, respectively                             446           443
Additional paid-in capital                                  2,190         1,364
Reinvested earnings                                           458           374
Accumulated other comprehensive income (loss)                  (2)          (16)
Common stock in treasury, at cost (44,865,214 and
 56,418,084 shares, respectively)                            (703)         (383)
--------------------------------------------------------------------------------
   Total Share-Owners' Equity                               2,438         1,782
--------------------------------------------------------------------------------
                                                         $ 21,132      $ 17,487
-------------------------------------------------------=========================

The accompanying Notes to Consolidated Financial Statements are an integral of these balance sheets.

COCA-COLA ENTERPRISES INC.

                 CONSOLIDATED STATEMENTS OF SHARE-OWNERS' EQUITY

--------------------------------------------------------------------------------

                                         ---------------------------------------
                                                 YEAR ENDED DECEMBER 31,
                                         ---------------------------------------
(In millions except per share data)          1998          1997          1996
--------------------------------------------------------------------------------
PREFERRED STOCK
Balance at beginning of year               $     --      $    134      $     30
 Issuance of shares to effect
  acquisitions                                   49            --           155
 Conversion of preferred stock
  to common stock                                --          (134)          (53)
 Preferred stock accretion                       --            --             2
--------------------------------------------------------------------------------
Balance at end of year                           49            --           134
--------------------------------------------------------------------------------
COMMON STOCK
Balance at beginning of year                    443           147           145
 Issuance of management stock
  performance awards                             --            --             1
 Exercise of employee stock
  options, including tax effect                   3             1             1
 3-for-1 common stock split                      --           295            --
--------------------------------------------------------------------------------
Balance at end of year                          446           443           147
--------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year                  1,364         1,434         1,346
 Issuance of management stock
  performance awards                             --            57            89
 Unamortized cost of management
  stock performance awards                       --           (57)          (90)
 Expense amortization of management
  stock performance awards                       13            89            40
 Exercise of employee stock options,
  including tax effect                           20            12            15
 Tax effect of management stock
  performance awards                             31            12             9
 Conversion of preferred stock
  to common stock                                --            94            25
 Conversion of executive deferred
  compensation to equity                          5            18            --
 3-for-1 common stock split                      --          (295)           --
 Issuance of shares to effect
  acquisitions                                  757            --            --
--------------------------------------------------------------------------------
Balance at end of year                        2,190         1,364         1,434
--------------------------------------------------------------------------------
REINVESTED EARNINGS
Balance at beginning of year                    374           237           144
 Dividends on common stock (per
  share - $0.13 in 1998 and
  $0.10 in 1997 and 1996)                       (57)          (32)          (13)
 Dividends on preferred stock                    (1)           (2)           (8)
 Net income                                     142           171           114
--------------------------------------------------------------------------------
Balance at end of year                          458           374           237
--------------------------------------------------------------------------------
TREASURY STOCK
Balance at beginning of year                   (383)         (423)         (268)
 Forfeiture of management stock
  performance awards                             --            --            (1)
 Purchase of common stock for treasury         (455)           --          (183)
 Issuance of shares to effect
  acquisitions                                  135            --             1
 Conversion of preferred stock
  to common stock                                --            40            28
--------------------------------------------------------------------------------
Balance at end of year                         (703)         (383)         (423)
--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE
 INCOME (LOSS)
  Currency translations, net of tax              21           (37)          (17)
  Minimum pension liability
   adjustment, net of tax                        (7)           --            --
--------------------------------------------------------------------------------
    Net other comprehensive
     income adjustments                          14           (37)          (17)
Balance at beginning of year                    (16)           21            38
--------------------------------------------------------------------------------
Balance at end of year                           (2)          (16)           21
TOTAL SHARE-OWNERS' EQUITY                 $  2,438      $  1,782      $  1,550
-----------------------------------------=======================================
COMPREHENSIVE INCOME
 Net income                                $    142      $    171      $    114
 Net other comprehensive income
  adjustments                                    14           (37)          (17)
--------------------------------------------------------------------------------
Total Comprehensive Income                 $    156      $    134      $     97
-----------------------------------------=======================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COCA-COLA ENTERPRISES INC.

                          MANAGEMENT'S FINANCIAL REVIEW

--------------------------------------------------------------------------------

CURRENCY: Our European operations represented approximately 25% of consolidated long-lived assets and consolidated net operating revenues for 1998. Because of our international operations, we are exposed to translation risk when the local currency statements of income are translated into U.S. dollars. As currency exchange rates fluctuate, translation of the statements of income of international businesses into U.S. dollars will affect comparability of revenues and expenses between years. None of the components of our consolidated statements of income was materially affected by exchange rate fluctuations in 1998, 1997, or 1996. We hedge a significant portion of our net investments in international subsidiaries by financing the purchase and cash flow requirements of international subsidiaries through either local currency borrowings or borrowings that are effectively exchanged into local borrowings through currency swap agreements.

The Company's revenues are denominated in each international subsidiary's local currency; thus, the Company is not exposed to currency transaction risk on its revenues. The Company is exposed to currency transaction risk on certain purchases of raw materials and equipment by its international subsidiaries. We use currency forward agreements and purchased currency options to hedge a significant portion of the aforementioned raw material purchases. The Company did not have any options outstanding at December 31, 1998. The notional amount outstanding at December 31, 1998, for currency forward exchange agreements was $238 million. These forward contracts are scheduled to expire in 1999 and 2000. At December 31, 1998, a hypothetical 10% adverse movement in foreign exchange rates applied to the hedging agreements and underlying exposures described above would not have a material effect on our earnings.

--------------------------------------------------------------------------------

                        CURRENT TRENDS AND UNCERTAINTIES

--------------------------------------------------------------------------------

YEAR 2000 COMPLIANCE
Our Year 2000 strategic plan identifies initiatives necessary to minimize failures of electronic systems to process date sensitive information in the Year 2000 and beyond. Our plan is subdivided into six functional areas of the
Company: Sales/Marketing, Human Resources, Cold Drink, Finance, Operations, and Corporate. These functional areas encompass both information technology (IT) systems such as our financial and inventory applications and non-IT systems such as production plant systems. Each functional area plan details specific tasks needed to identify and inventory Year 2000 issues, taking them through assessment, remediation, testing, certification, and implementation. By the end of 1997, we had substantially completed the identification and inventory stages for our North American systems. By the end of second quarter 1998, we had also substantially completed these stages for our European systems.

The assessment and remediation processes are underway and the Company is using both internal and external resources to reprogram, replace, and to test modifications. Projects are in various stages of completion. We estimate that approximately 75% of the identified issues have been corrected at December 31, 1998.

As a result of the numerous systems used by companies that we have acquired in recent years and also due to technological enhancements, we have had an ongoing information systems development plan with scheduled replacements of systems throughout the organization. Year 2000 compliance is a result of our development and standardization plans. We have delayed certain IT projects in order to reassign Company resources to the Year 2000 strategic plan. Delayed projects primarily involve IT system enhancements, which are not critical to our business.

The remediation process is targeted to be 90% completed by the end of the first quarter of 1999. Testing and certification of these systems and applications are targeted for completion by mid-1999. The following table lists significant systems and our projected completion dates with respect to Year 2000 readiness:

                                                       -------------------------
                                                           North
                                                         American      European
                                                       -------------------------
                                                                  1999
--------------------------------------------------------------------------------

Revenue, billing, and accounts receivable                1st Qtr.      2nd Qtr.
Order entry and fulfillment                              3rd Qtr.      2nd Qtr.
Inventory and cost accounting                            3rd Qtr.      2nd Qtr.
Accounts payable and purchasing                          3rd Qtr.      2nd Qtr.
Payroll                                                  1st Qtr.      2nd Qtr.
General ledger                                           1st Qtr.      2nd Qtr.
Production processing                                    1st Qtr.      2nd Qtr.
Electronic commerce (EDI)                                3rd Qtr.      3rd Qtr.
Other non-IT systems                                     2nd Qtr.      2nd Qtr.
--------------------------------------------------------------------------------

We have incurred approximately $21 million to date in the implementation of our Year 2000 strategic plan for both IT and non-IT systems of which $5 million has been capitalized. The total cost through completion of our Year 2000 plan is estimated to be in the range of $32 to $40 million. Plan costs have been budgeted in either our regular operating budget or our capital expenditures budget. Our projected costs are based on management's best estimates and actual results could differ as the plan is implemented.

COCA-COLA ENTERPRISES INC.

                          MANAGEMENT'S FINANCIAL REVIEW

--------------------------------------------------------------------------------

An important step in our strategic plan is the coordination of Year 2000 readiness with third parties. We are communicating with our significant suppliers and customers to determine the extent to which the Company and its interface systems are vulnerable if a customer, supplier, or a third party fails to resolve its Year 2000 issues. In the third quarter of 1998, we identified two raw materials/packaging suppliers that appeared to be having difficulty achieving Year 2000 readiness. As a result of follow-up efforts during the fourth quarter of 1998, we believe significant progress has been made by both suppliers to inventory, assess, and remediate Year 2000 problems. We will continue to work with these and all other critical trading partners to understand the associated risks and, if necessary, develop contingency plans.

We continue to plan for business continuity through strategies calling for increasing our inventories at the end of 1999, as well as developing plans to operate manually, if necessary. These plans serve to ensure we can continue to meet our customers' needs for products in the most efficient manner as well as to ensure critical operations can continue to operate effectively.

We believe necessary modifications and replacements of our critical IT and non-IT systems will be completed in a timely manner. If for any reason our critical service providers, suppliers, or customers are unable to resolve their Year 2000 issues, such matters could have a material impact on the Company's results of operations. Specifically, the absence of Year 2000 readiness by raw material/packaging suppliers could impact the availability and expected costs of raw materials and could therefore result in higher costs if we turned to alternate sources of supply.

EURO CURRENCY CONVERSIONS
On January 1, 1999, certain member countries of the European Union established fixed conversion rates between existing currencies and the European Union's common currency ("euro"). The Company conducts business in several of the member countries. The transition period for the introduction of the euro will be between January 1, 1999, and June 30, 2002. The euro conversion may have long-term competitive pricing implications by creating cross-border product price transparency. We continue to assess and implement our pricing and marketing strategies to ensure we remain competitive in the broader European market.

We have also established a multifunctional task force engaged to address the issues involved with the introduction of the euro. The issues facing the company include converting information technology systems, adapting business processes and equipment such as vending machines, reassessing currency risk, and processing tax and accounting records. Additionally, the Company is at risk to the extent its principal European suppliers and customers are unable to deal effectively with the impact of the euro conversion.

Based upon progress to date, the Company believes use of the euro will not have a significant impact on the manner in which it conducts its business or processes its business and accounting records. However, due to the numerous uncertainties, we cannot reasonably estimate the long-term effects one common currency may have on pricing and costs, or the resulting impact, if any, on financial condition or results of operations.

ACCOUNTING DEVELOPMENTS
The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. This statement modifies the method of accounting for derivatives by requiring that all derivatives be recorded at fair market values in a company's balance sheet. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999; early adoption is allowed. If the Company's derivative and hedging transactions are deemed material as of the date of adoption, the Company will record a cumulative effect of a change in accounting principle in its consolidated statement of income. The Company has not yet determined the effect SFAS No. 133 will have on the operating results or the financial position of the Company.

--------------------------------------------------------------------------------

                          OPERATIONS REVIEW  1997-1996
--------------------------------------------------------------------------------

OVERVIEW
In 1997 the Company's cash operating profit results reflected volume growth above industry rates and decreases in cost of sales per case that more than offset lower net revenues per case. Strong volume growth, reduced interest expense as a percent of revenues, and a lower effective tax rate resulted in 1997 cash operating profit and net income margins in excess of comparable 1996 margins. The gross profit and operating income margins for 1997 declined slightly from 1996 primarily because of higher depreciation and noncash stock compensation amortization expenses.

For  the  1997-1996  discussion,   "comparable"  results  are adjusted  for  the
impact of acquisitions and one-time items and are determined by adjusting 1996 results:

  - to include the results of significant acquisitions for the same periods included in 1997 reported results and

  - to exclude the first-quarter 1996 favorable supplier settlement of $10 million.

COCA-COLA ENTERPRISES INC.

                          MANAGEMENT'S FINANCIAL REVIEW

--------------------------------------------------------------------------------

Cash Operating Profit is a key standard by which management measures operating performance. In 1997 cash operating profit exceeded $1.6 billion, reflecting 42% growth over 1996 reported results. Comparable 1997 cash operating profit reflected a 10% growth rate.

Volume growth in 1997 was impacted by strong performance of Coca-Cola classic, Sprite, SURGE, Barq's, and Cool from Nestea. This growth was an indicator of our continued increase in market share in our territories.

Comparable bottle and can physical case volume for 1997 increased over 1996 levels by 7%, following a 5.5% growth rate in 1996. The 1997 comparable growth resulted from a 6% increase in domestic volume that was higher than industry growth rates, combined with an 8% growth in international volume. On a unit case basis, 76% of the Company's 1997 volume was from North American operations and 24% was from our European operations.

Net Operating Revenues in 1997 were comprised principally of wholesale sales to retailers, accounting for approximately 96% of our net revenues. Reported net operating revenues for 1997 reached $11.3 billion, representing a 4% increase over comparable 1996 results. Net revenues per case and cost of sales per case decreased 2.5% and 2%, respectively, from comparable 1996 per case data.

Selling, Delivery, and Administrative Expenses increased 4% in 1997 over comparable 1996 expenses. The 1997 acquisitions, combined with incremental amortization expenses for executive stock compensation plans, resulted in a reported increase in selling, delivery, and administrative expenses of 40%. However, selling, delivery, and administrative expenses as a percent of net operating revenues remained relatively constant in 1997 when compared to 1996.

Noncash stock compensation costs are included in selling, delivery, and administrative expenses. In 1997 the significant increase in the Company's stock price and accelerated recognition of costs associated with these plans resulted in a 67% increase in total stock compensation expenses over 1996 costs.

Interest Expense increased in 1997 over reported 1996 interest expense, reflecting a higher 1997 debt balance primarily a result of the 1997 and 1996 acquisitions. For 1997 the weighted average cost of debt was 6.9% as compared to the 1996 weighted average cost of debt of 7.2%.

Income Tax Expense and the Company's deferred tax liabilities were reduced by $58 million in 1997 because of the reduction in the United Kingdom's income tax rate from 33% to 31% effective April 1, 1997. Excluding this one-time tax benefit ($0.15 per common share), the Company's effective tax rate for 1997 was 37%, below the 1996 effective tax rate of 41%.

Basic Earnings Per Share in 1997 was $0.44 compared to reported year-to-date 1996 results of $0.28 per share. Basic net income per share for 1997 includes a $58 million ($0.15 per share) one-time tax benefit resulting from the reduction in the United Kingdom's corporate tax rate and a $6 million one-time charge for the redemption of $142 million in 8.75% debentures due 2017 ($0.01 per share after tax). When we exclude these one-time items, 1997 basic net income per share was $0.30.

--------------------------------------------------------------------------------

                          CASH FLOW REVIEW  1997-1996
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
The cash flows from operating activities for 1997 resulted from the favorable operating performance discussed earlier and from our acquisitions. The increase in depreciation expense for 1997 is caused by increased capital spending and acquisitions. The increase in amortization expense for 1997 reflects additional franchise amortization from acquisitions and amortization from stock-based compensation plans.

INVESTING ACTIVITIES
The significant increase in net cash used in investing activities in 1997 compared to 1996 is primarily a result of the 1997 European and North American acquisitions at a total cost of approximately $2 billion in cash, net of cash acquired. The 1997 acquisitions were initially financed through combinations of cash, sellers' notes, public debt securities, and bank borrowings. Capital expenditures in 1997 increased 55% over 1996 primarily because of our significant growth and the capital investments made by our international operations.

FINANCING ACTIVITIES
In 1997 the Company issued $1,150 million in notes and debentures due 2001 - 2037 with a weighted average interest rate of 6.7% under its shelf registration statement with the Securities and Exchange Commission. On September 30, 1997, the Company issued $500 million in notes due 2002 under its Euro Medium Term Note Program with the Luxembourg Stock Exchange.

On April 1, 1997, the Company redeemed 8.75% debentures due 2017, aggregating $142 million. Costs of $6 million associated with this redemption were included in results of operations as a nonoperating expense.

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1     SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
THE COMPANY'S BUSINESS: Coca-Cola Enterprises Inc. ("the Company") is the world's largest marketer, distributor, and producer of bottle and can liquid nonalcoholic refreshment. The Company distributes its bottle and can products to customers and consumers in the United States and Canada through franchise territories in 46 states in the United States, the District of Columbia, and the 10 provinces of Canada. The Company is also the sole licensed bottler for products of The Coca-Cola Company in Belgium, Great Britain, Luxembourg, the Netherlands, and most of France.

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company's fiscal year ends December 31. For quarterly reporting convenience, the Company reports on the Friday closest to the end of the quarterly calendar period. The financial statements and accompanying notes prepared in accordance with generally accepted accounting principles ("GAAP") include estimates and assumptions made by management which affect reported amounts. Actual results could differ from those estimates.

CASH INVESTMENTS: Cash investments include all highly liquid cash investments purchased with original maturity dates less than three months. The fair value of cash and cash investments approximates the amounts shown in the financial statements.

CREDIT RISK AND SALE OF ACCOUNTS RECEIVABLE: The Company sells its products to chain stores and other customers and extends credit, generally without requiring collateral, based on an evaluation of the customer's financial condition. Potential losses on receivables are dependent on each individual customer's financial condition. The Company monitors its exposure to losses on receivables and maintains allowances for potential losses or adjustments. The Company's accounts receivable are typically collected within approximately 30 days.

The Company has an agreement with a Canadian financial institution whereby the Company can sell up to approximately $49 million of designated pools of accounts receivable. At December 31, 1998, the Company had sold approximately $49 million of receivables, which are excluded from the accompanying balance sheet. The Company retains collection and administrative responsibilities for the accounts receivable sold.

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

FRANCHISES AND OTHER NONCURRENT ASSETS, NET: Franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchiser within specified territories. The majority of the Company's franchise agreements are perpetual, reflecting a long and ongoing relationship with The Coca-Cola Company and other franchisers. The Company's agreements covering its European and Canadian operations are not perpetual because The Coca-Cola Company does not grant perpetual franchise rights outside the United States. The Company believes these agreements will continue to be renewed at each expiration date, and therefore, are essentially perpetual.

Franchise costs are amortized on a straight-line basis over 40 years, the maximum period allowed under GAAP. Accumulated franchise amortization amounted
to  $1,898   million  and  $1,537   million  at  December  31,  1998  and  1997,
respectively.

In the event facts and circumstances indicate the cost of franchises or other assets may be impaired, an evaluation of recoverability would then be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. In 1998, 1997, and 1996 the Company had no significant impairment losses.

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

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

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

FOREIGN CURRENCY TRANSLATIONS: Assets and liabilities of international operations are translated from the local currency into U.S. dollars at the approximate rate of currency exchange at the end of the fiscal period. Translation gains and losses of foreign operations that use local currencies as the functional currency are included in accumulated other comprehensive income
(loss) as a  component  of  share-owners'  equity.  Revenues  and  expenses  are translated at average monthly exchange rates for the preceding month. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in results of operations.

DERIVATIVE FINANCIAL INSTRUMENTS: The Company uses swap agreements and other risk management instruments to manage its interest rate exposures. The Company specifically designates these agreements as hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period the differentials occur.

The Company is exposed to financial risks from movements in currency exchange rates from its international operations. To manage these risks, the Company selectively uses currency swap agreements, forwards, and options and specifically designates these instruments as hedges of (i) net investments in international subsidiaries, (ii) foreign currency-denominated debt, (iii)
anticipated foreign currency transactions, or (iv) firmly committed foreign currency transactions. Realized and unrealized gains and losses from hedges of net investments are included in accumulated other comprehensive income (loss) as a component of share-owners' equity. Gains and losses on hedges of foreign currency-denominated debt offset gains and losses on foreign currency-denominated debt and are recognized in other nonoperating income (deductions). Realized and unrealized gains and losses from hedges of anticipated and firmly committed foreign currency transactions are recognized as adjustments to gains and losses resulting from the underlying hedged transactions. The Company does not hold or issue financial instruments for trading purposes.

The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999; early adoption is allowed. The Company has not yet determined the effect SFAS No. 133 will have on the operating results or the financial position of the Company.

MARKETING AND OTHER SUPPORT ARRANGEMENTS: The Company participates in various programs supported by The Coca-Cola Company or other franchisers. Under these programs, certain costs incurred by the Company are reimbursed by the applicable franchiser. Depending on the objective of each specific program, support payments are recognized as either a reduction of sales discounts and allowances in net revenues or a reduction of operating expenses. Franchiser funding is recognized when performance measures are met or as funded costs are incurred.

2     ACQUISITIONS AND DIVESTITURES
--------------------------------------------------------------------------------
When acquiring bottling operations having Coca-Cola franchises, the Company purchases the right to market, distribute, and produce beverage products of The Coca-Cola Company in specified territories. When acquisitions of other franchiser product rights occur, similar rights are also obtained. The purchase method of accounting has been used for all acquisitions, and accordingly, the results of operations of acquired companies are included in the Company's consolidated statements of income beginning with the date of acquisition. In addition, the assets and liabilities of companies acquired in 1998 are included in the Company's consolidated balance sheet at the preliminary estimates of their fair values on the date of acquisition.

The following outlines the Company's acquisition activity for 1998, 1997, and 1996 and also includes information regarding the Company's acquisition activity in January 1999.

1998
On June 5, 1998, the Company acquired CCBG Corporation and Texas Bottling Group, Inc. ("Coke Southwest") operating in parts of Colorado, Kansas, New Mexico, Oklahoma, and Texas. The acquisition was completed for a transaction value of approximately $1.1 billion, with 55% of the transaction funded through the issuance of 17.8 million shares of the Company's common stock and the remaining 45% funded through debt issued and assumed.

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Also in 1998, the Company acquired the following bottlers in the United States and Europe for a total transaction value of approximately $355 million:

UNITED STATES
  -  The    Coca-Cola   Bottling   Company   of   Bellingham,  located  in   the
     northwest corner of Washington State,

  -  Great    Plains   Bottlers  and  Canners,  Inc.,  operating  in  parts   of
     Kansas, Nebraska, and South Dakota,

  -  Soo  Coca-Cola Bottling, Inc., located in the upper peninsula of  Michigan,

  -  Wolslager Group, operating in parts of Texas, New Mexico, and Arizona, and

EUROPE
  - The Coca-Cola bottling operations in Luxembourg ("Luxembourg bottler"), formerly owned by Soutirages Luxembourgeois S.A.

These transactions were funded through combinations of cash, promissory notes, common stock, and convertible preferred stock.

1997
On August 7, 1997, the Company acquired The Coca-Cola Company's 48% interest in Coca-Cola Beverages Ltd. ("Coke Canada") and increased its ownership interest in The Coca-Cola Bottling Company of New York, Inc. ("Coke New York") to 53% by acquiring The Coca-Cola Company's 49% interest in Coke New York. In September 1997 the Company acquired the remaining shares of Coke Canada held by the public. In January 1998 the Company acquired the remaining shares of Coke New York held by minority share owners. The total transaction value (purchase price, acquired debt, and preferred stock) for all ownership interests in Coke New York and Coke Canada was approximately $1.7 billion. Coke Canada operates in all 10 Canadian provinces. Coke New York operates in the New York metropolitan area, certain other areas in the state of New York, and in parts of Connecticut, Massachusetts, New Hampshire, New Jersey, and Vermont.

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

1996
On August 12, 1996, the Company acquired Coca-Cola Bottling Company West, Inc., and a related company, Grand Forks Coca-Cola Bottling Co., (collectively, "Coke West") for a transaction value (purchase price and assumed debt) of approximately $158 million. Coke West operates franchise territories in portions of Minnesota, Montana, North Dakota, South Dakota, and Wyoming.

On July 26, 1996, the Company acquired The Coca-Cola Company's bottling and canning operations in Belgium and France for a transaction value (purchase price and assumed debt, net of cash acquired) of approximately $915 million. These franchise territories encompass most of France and all of Belgium. The entities acquired were Coca-Cola Enterprise S.A. (formerly known as Coca-Cola Beverages S.A., "French bottler"), Coca-Cola Production S.A. ("French canner"), and S.A. Beverage Sales Holding N.V. (owner of the "Belgian bottler").

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

SUBSEQUENT EVENTS
In January 1999 the Company completed the following acquisitions for an aggregate purchase price of approximately $620 million:

  - Cameron Coca-Cola Bottling Company, operating in Pittsburgh, Pennsylvania, and portions of Ohio and West Virginia,

  -  Bryan Coca-Cola Bottling Company, operating in eastern Texas,

  - The Coca-Cola, Dr Pepper Bottling Company of Albuquerque, operating in western New Mexico,

  -  Nacogdoches Coca-Cola Bottling Company, operating in eastern Texas,

  - Sulphur Springs Coca-Cola Bottling Company, operating in eastern Texas, and

  -  Montgomery Coca-Cola Bottling Company, operating in Alabama.

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

PRO FORMA INFORMATION
The following table summarizes unaudited pro forma financial information of the Company for 1997 and 1996 as if the following 1997 and 1996 acquisitions were acquired effective January 1, 1996:

1997
  -  Coke Canada,

  -  Coke New York,

  -  ABGB,

1996
  -  Coke West,

  -  French bottler,

  -  French canner,

  -  Belgian bottler, and

  -  Ouachita.

                                                       -------------------------
                                                           1997          1996
--------------------------------------------------------------------------------
Net Operating Revenues                                   $ 12,377      $ 11,878
-------------------------------------------------------=========================
Pro Forma Net Income Applicable
 to Common Share Owners                                  $    115      $     --
-------------------------------------------------------=========================
Pro Forma Basic Net Income Per Share
 Applicable to Common Share Owners                       $   0.30      $     --
-------------------------------------------------------=========================
Pro Forma Diluted Net Income Per Share
 Applicable to Common Share Owners                       $   0.29      $     --
-------------------------------------------------------=========================

The unaudited pro forma financial information reflects adjustments for: (i) the repayment of certain assumed debt, (ii) financing of the transactions at an estimated financing cost for each acquisition, (iii) amortization of the value of the acquired franchise assets over 40 years, (iv) contractual changes to the business of certain of the acquired companies, and (v) the income tax effect of the foregoing (in millions except per share data).

The effect of the following completed 1998 and 1999 acquisitions was not presented in unaudited pro forma financial information because the acquisitions are not significant to the Company's consolidated financial statements:

1998
  -  Luxembourg bottler,

  -  Coke Southwest,

  -  The Coca-Cola Bottling Company of Bellingham,

  -  Great Plains Bottlers and Canners, Inc.,

  -  Soo Coca-Cola Bottling, Inc.,

  -  Wolslager Group,

1999
  -  Cameron Coca-Cola Bottling Company,

  -  Bryan Coca-Cola Bottling Company,

  -  The Coca-Cola, Dr Pepper Bottling Company of Albuquerque,

  -  Nacogdoches Coca-Cola Bottling Company,

  -  Sulphur Springs Coca-Cola Bottling Company, and

  -  Montgomery Coca-Cola Bottling Company.


3     ACCOUNTS PAYABLE AND ACCRUED EXPENSES
--------------------------------------------------------------------------------
At December 31, accounts payable and accrued expenses consist of the following (in millions):

                                                       -------------------------
                                                           1998          1997
--------------------------------------------------------------------------------
Trade accounts payable                                   $    773      $    581
Accrued advertising costs                                     360           335
Accrued compensation and benefits                             261           253
Accrued interest                                              194           146
Additional accrued expenses                                   666           679
--------------------------------------------------------------------------------
                                                         $  2,254      $  1,994
----------------------------------------------------------======================

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

4     LONG-TERM DEBT
--------------------------------------------------------------------------------
The table below summarizing the Company's long-term debt (in millions) at December 31 is adjusted for the effects of interest rate and currency swap agreements:

                                                       -------------------------
                                                           1998          1997
--------------------------------------------------------------------------------
U.S. commercial paper (weighted average
 rates of 4.5% and 4.3%)(A)                              $  1,572      $    773

Canadian dollar commercial paper
 (weighted average rate of 5.1%)                              626            --

Canadian dollar loans payable
 (weighted average rates of 5.2% and 4.2%)                    309           892

British pound sterling loans payable
 (weighted average rates of 6.5% and 6.9%)                    249         1,194

Notes due 1999 - 2037 (weighted
 average rates of 6.8% and 7.2%)(B)                         2,150         1,550

Debentures due 2012 - 2098 (weighted
 average rates of 7.4% and 7.6%)(B)                         3,800         2,900

8.35% zero coupon notes due 2020
 (net of unamortized discount of
 $1,598 and $1,625, respectively)                             334           307

Euro notes due 2002 - 2011 (weighted
 average rates of 7.2% and 7.5%)(C)                         1,199           531

Various foreign currency debt                                 311           138

Additional debt(A)                                            178           504
--------------------------------------------------------------------------------
 Long-term debt including effect of net
  asset positions of currency swaps                        10,728         8,789

 Net asset positions of currency
  swap agreements(D)                                           17             3
--------------------------------------------------------------------------------
                                                         $ 10,745      $  8,792
-------------------------------------------------------=========================

Aggregate maturities of long-term debt during the next five years are as follows (in millions): 1999 - $1,140; 2000 - $371; 2001 - $2,032; 2002 - $1,134; and
2003 - $497.

(A) At December 31, 1998 and 1997, $1,352 million and $957 million of the Company's U.S. commercial paper and additional debt had been effectively exchanged into non-U.S. dollar obligations through currency swap arrangements. These currency swap arrangements provide for the exchange of U.S. dollars into Belgian francs, Canadian dollars, French francs, Dutch florins, and British pounds sterling and also provide for the periodic exchange of interest payments. The Company intends to renew these short-term currency swap arrangements as they expire. These currency swap arrangements hedge net investments in international subsidiaries.

(B) In 1998 the Company issued $600 million of 5.75% notes due 2008 and $900 million of debentures due 2028 - 2098 with a weighted average interest rate of 6.8% under its shelf registration statement with the Securities and Exchange Commission.

(C) In 1998 the Company issued $666 million in notes due 2003 - 2011 with a weighted average interest rate of 6.9% under its Euro Medium Term Note Program.

     At December 31, 1998 and 1997, $697 million and $531 million, respectively, of the euro notes are effectively changed to British pound sterling notes through currency swap agreements entered into simultaneously with the notes. The remaining euro notes are denominated in British pounds sterling.

(D) The net asset positions of currency swap agreements are included in the balance sheet as assets.

The Company has domestic and international credit facilities to support its commercial paper programs and other borrowings as needed. At December 31, 1998 and 1997, the Company had $687 million and $1,639 million, respectively, of short-term borrowings outstanding under these credit facilities. At December 31, 1998 and 1997, the Company has approximately $3.8 billion and $2.3 billion, respectively, of amounts available under domestic and international credit facilities.

At December 31, 1998 and 1997, $2.4 billion of borrowings due in the next 12 months was classified as maturing after one year due to the Company's intent and ability through its credit facilities to refinance these borrowings on a long-term basis.

At December 31, 1998 and 1997, the Company had available for issuance approximately $3 billion and $2 billion, respectively, in registered debt securities under a registration statement with the Securities and Exchange Commission and approximately $1.3 billion and $2 billion, respectively, in debt securities under a Euro Medium Term Note Program.

The credit facilities and the outstanding notes and debentures contain various provisions which, among other things, require the Company to maintain a defined leverage ratio and limit the incurrence of certain liens or encumbrances in excess of defined amounts. These requirements currently are not, and it is not anticipated they will become, restrictive to the Company's liquidity or capital resources.

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

5     DERIVATIVE FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------
INTEREST RATE RISK MANAGEMENT: The Company uses interest rate swap agreements and other risk management instruments to manage its fixed/floating debt profile. The Company has floating-to-fixed interest rate swaps with total notional amounts outstanding at December 31, 1998, of $48 million expiring through 2001. At December 31, 1998, the Company received and paid a weighted average interest rate of 5.2% under these swaps. At December 31, 1997, the Company received a weighted average interest rate of 4.3% and paid a weighted average interest rate of 6.0% on swaps with a notional amount of $146 million.

At December 31, 1998 and 1997, the Company had interest rate caps outstanding of $516 million and $279 million, respectively. Premiums paid for these caps are amortized to interest expense over the contract term. Payments received during 1998 or 1997 under these cap agreements were not significant.

CURRENCY RISK MANAGEMENT: The Company uses currency swap agreements, forward agreements, options, and other risk management instruments to manage its exposure to currency fluctuations. Details of currency swap agreements related to debt are presented in the long-term debt footnote.

The Company uses currency options and currency forward agreements to hedge exchange rate exposure on certain of the Company's international raw materials purchase commitments. Notional amounts outstanding for option contracts at December 31, 1997, were $96 million with total premiums paid in 1997 of $3 million. The Company did not have option contracts outstanding at December 31, 1998; no option premiums were paid in 1998. Notional amounts outstanding for forward contracts at December 31, 1998 and December 31, 1997, are $238 million and $1.2 billion, respectively. The Company's forward contracts are scheduled to expire in 1999 and 2000. The Company deferred approximately $1 million of realized losses relating to such contracts at December 31, 1997; no amounts were deferred in 1998.

CREDIT RISK: The Company is exposed to credit losses in the event of nonperformance by counterparties to exchange agreements. Counterparties to the Company's exchange agreements are major financial institutions and their creditworthiness is subject to continuing review; however, full performance is anticipated.

--------------------------------------------------------------------------------

6     FAIR VALUES OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------
The carrying amounts and fair values of the Company's financial instruments at December 31 are summarized as follows (in millions; (liability)/asset):

                           -----------------------------------------------------
                                      1998                        1997
                           -----------------------------------------------------
                             CARRYING        FAIR        Carrying        Fair
                              AMOUNT        VALUES        Amount        Values
--------------------------------------------------------------------------------
Debt Related Financial
 Instruments:
 Long-term debt              $(10,721)     $(11,521)     $ (8,753)     $ (9,228)
 Currency swap
  agreements in
  liability positions             (24)          (40)          (39)          (33)
 Interest rate swap
  agreements                       --            --            --            (1)
--------------------------------------------------------------------------------
                              (10,745)      (11,561)       (8,792)       (9,262)
 Currency swap
  agreements in asset
  positions                        17            13             3             3
--------------------------------------------------------------------------------
Net debt                     $(10,728)     $(11,548)     $ (8,789)     $ (9,259)
---------------------------=====================================================
Currency options             $     --      $     --      $      3      $      2
---------------------------=====================================================
Currency forward
 agreements                  $     --      $      3      $     --      $    (33)
---------------------------=====================================================

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

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

7     STOCK-BASED COMPENSATION PLANS
--------------------------------------------------------------------------------
The Company has elected to apply APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans, instead of applying the optional cost recognition requirements of SFAS 123. SFAS 123, if fully adopted, would change the method for cost recognition on the Company's stock-based compensation plans. Pro forma disclosures as if the Company had adopted the SFAS 123 cost recognition requirements follow.

The Company's stock option plans provide for the granting of nonqualified stock options to certain key employees. Generally, options outstanding under the Company's stock option plans expire 10 years subsequent to award and are granted at prices which equal or exceed the market value of the stock on the date of grant.

The Company's unvested options vest (i) over a three to five year service vesting period, (ii) solely upon attainment of specified increases in the Company's common stock price within five years from the date of grant, or (iii) after a period of continued employment for up to three years after a stock performance criterion has been met. Compensation costs for performance-based stock option plans were $5 million, $54 million, and $18 million for 1998, 1997, and 1996, respectively. The Company's 1998 stock option grants did not result in compensation cost to the Company. At December 31, 1998, 35,000 performance-based stock options had not met the stock performance requirement.

A summary of the status of the Company's stock options as of December 31,  1998,
1997,  and  1996,  and  changes  during  the  year  ended  on  those  dates   is
presented below (shares in thousands):

                           -----------------------------------------------------
                                      1998                        1997
                           -----------------------------------------------------
                                          WTD. AVG.                   Wtd. Avg.
                              SHARES     EXER. PRICE      Shares     Exer. Price
--------------------------------------------------------------------------------
Outstanding at
 beginning of year            25,639       $   8.70       22,104       $   6.26
Granted at prices
 equaling grant
 date prices                   1,403          34.96        5,930          16.59
Granted at prices
 greater than grant
 date prices                   3,691          55.40           27          52.68
Exercised                     (3,303)          7.24       (2,250)          5.74
Forfeited                       (160)         25.93         (172)         13.69
--------------------------------------------------------------------------------
Outstanding at end of
 year                         27,270          16.44       25,639           8.70
---------------------------=====================================================
Options exercisable
 at end of year               19,363                      20,798
---------------------------=====================================================
Options available for
 future grant                  4,984                      10,344
---------------------------=====================================================

                                                       -------------------------
                                                                  1996
                                                       -------------------------
                                                                      Wtd. Avg.
                                                          Shares     Exer. Price
                                                       -------------------------
Outstanding at beginning of year                          18,435       $   5.31
Granted at prices equaling grant date prices               5,760           9.02
Granted at prices greater than grant date prices              --             --
Exercised                                                 (1,728)          5.21
Forfeited                                                   (363)          6.60
--------------------------------------------------------------------------------
Outstanding at end of year                                22,104           6.26
-------------------------------------------------------=========================
Options exercisable at end of year                        16,218
-------------------------------------------------------=========================
Options available for future grant                         2,919
-------------------------------------------------------=========================

                                         ---------------------------------------
                                             1998           1997         1996
--------------------------------------------------------------------------------
Weighted average fair value of options
 granted during the year                  $    9.16      $    6.17     $   3.37
-----------------------------------------=======================================
At prices equaling grant date prices      $   12.88      $    6.18     $   3.37
-----------------------------------------=======================================
At prices greater than grant
 date prices                              $    7.74      $    4.35     $     --
-----------------------------------------=======================================

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted assumptions for 1998, 1997, and 1996, respectively: (i) dividend yields of 0.4%, 0.4%, and 0.3%,
(ii) expected volatility of 27%, 25%, and 25%, (iii) risk-free interest rates of 5.58%, 6.41%, and 6.19%, and (iv) expected life of six years for all years.

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1998 (shares in thousands):

                       Options Outstanding               Options Exercisable
            ----------------------------------------  ------------------------
 Range of      Number        Wtd. Avg.     Wtd. Avg.    Number       Wtd. Avg.
 Exercise   Outstanding      Remaining     Exercise   Exercisable    Exercise
  Prices    at 12/31/98  Contractual Life    Price    at 12/31/98      Price
----------  -----------  ----------------  ---------  -----------    ---------
 $ 4 to 12     16,983       4.85 years       $ 6.45      16,516        $ 6.38
  12 to 20      4,486       8.01              15.90       2,535         15.90
  20 to 40      2,106       8.70              29.82         305         20.52
   over 40      3,695       9.03              55.41           7         56.08
               ------                                    ------
               27,270       6.23              16.44      19,363          7.87
               ======                                    ======

The Company's restricted stock award plans provide for awards to officers and certain key employees of the Company. For awards granted during 1996 and 1997, restricted stock vests generally only (i) upon attainment of certain increases in the market price of the Company's stock within five years from the date of grant and (ii) after continued employment for a period of up to five years once the stock performance criterion is met. No restricted stock awards were granted in 1998.

All restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Upon issuance of restricted shares, unearned compensation is charged to share-owners' equity for the cost of restricted stock and is recognized as amortization expense ratably over the vesting periods, as applicable. The amount of unearned compensation recognized as expense for restricted stock awards was $8 million, $35 million, and $22 million for 1998, 1997, and 1996, respectively.

If compensation cost for the Company's grants for stock-based compensation plans had been determined under SFAS 123, the Company's net income applicable to common share owners, and basic and diluted net income per share applicable to common share owners for 1998, 1997, and 1996 would approximate the pro forma amounts below (in millions except per share data):

                           -----------------------------------------------------
                                      1998                        1997
                           -----------------------------------------------------
                                As           Pro            As           Pro
                             Reported       Forma        Reported       Forma
--------------------------------------------------------------------------------
Net income applicable to
 common share owners         $    141      $    131      $    169      $    194
---------------------------=====================================================
Basic net income per
 share applicable to
 common share owners         $   0.36      $   0.33      $   0.44      $   0.51
---------------------------=====================================================
Diluted net income per
 share applicable to
 common share owners         $   0.35      $   0.32      $   0.43      $   0.49
---------------------------=====================================================

                                                       -------------------------
                                                                  1996
                                                       -------------------------
                                                            As           Pro
                                                         Reported       Forma
--------------------------------------------------------------------------------
Net income applicable to
 common share owners                                     $    106      $    113
-------------------------------------------------------=========================
Basic net income per
 share applicable to
 common share owners                                     $   0.28      $   0.30
-------------------------------------------------------=========================
Diluted net income per
 share applicable to
 common share owners                                     $   0.28      $   0.30
-------------------------------------------------------=========================

The effects of applying SFAS 123 in this pro forma disclosure may not be indicative of future results. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are possible.

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

8     PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS
--------------------------------------------------------------------------------
PENSION PLANS: The Company sponsors a number of defined benefit pension plans covering substantially all of its employees in North America and Europe. Additionally, the Company participates in various multiemployer pension plans worldwide. Total pension expense for multiemployer plans was $20 million in 1998, $15 million in 1997, and $11 million in 1996. The Company's funding policy is to make annual contributions to the extent such contributions are tax deductible but not less than the minimum contribution required by applicable regulations.

OTHER POSTRETIREMENT PLANS: The Company sponsors unfunded defined benefit postretirement plans providing healthcare and life insurance benefits to substantially all U.S. and Canadian employees who retire or terminate after qualifying for such benefits. European retirees are covered primarily by government-sponsored programs and the specific cost to the Company for these programs and other postretirement healthcare is not significant.

Summarized information on the Company's pension and other postretirement benefit plans is as follows (in millions):

                           -----------------------------------------------------
                                                                 OTHER
                                 PENSION PLANS            POSTRETIREMENT PLANS
                           -----------------------------------------------------
                               1998          1997          1998          1997
--------------------------------------------------------------------------------
RECONCILIATION OF
 BENEFIT OBLIGATION
 Benefit obligation at
  beginning of year          $    960      $    588      $    250      $    197
 Service cost                      46            34             6             5
 Interest cost                     71            49            19            15
 Plan participants'
  contributions                     8             3             3             2
 Amendments                         4            --            --            --
 Actuarial loss                    97            57             5             9
 Acquisitions                      48           268             8            38
 Benefit payments                 (49)          (36)          (20)          (16)
 Curtailments                      (3)           --            --            --
 Settlements                       (1)           --            --            --
 Translation adjustments          (10)           (3)           (2)           --
--------------------------------------------------------------------------------
 Benefit obligation at
  end of year                $  1,171      $    960      $    269      $    250
---------------------------=====================================================
RECONCILIATION OF FAIR
 VALUE OF PLAN ASSETS
 Fair value of plan
  assets at beginning of
  year                       $  1,030      $    547      $     --      $     --
 Actual return on plan
  assets                          (11)          137            --            --
 Employer contributions            15            17            17            14
 Plan participants'
  contributions                     8             3             3             2
 Benefit payments                 (49)          (36)          (20)          (16)
 Acquisitions                      39           361            --            --
 Settlements                       (1)           --            --            --
 Translation adjustments          (17)            1            --            --
--------------------------------------------------------------------------------
 Fair value of plan
  assets at end of year      $  1,014      $  1,030      $     --      $     --
---------------------------=====================================================
FUNDED STATUS
 Funded status at end of
  year                       $   (157)     $     70      $   (269)     $   (250)
 Unrecognized transition
  asset                            (4)           (4)           --            --
 Unrecognized prior
  service cost (asset)              2            (4)          (95)         (104)
 Unrecognized net (gain)
  loss                            120           (71)            4            (2)
 Fourth quarter
  contribution                      4             2            --            --
--------------------------------------------------------------------------------
 Net amount recognized       $    (35)     $     (7)     $   (360)     $   (356)
---------------------------=====================================================
AMOUNTS RECOGNIZED IN
 THE BALANCE SHEET
 CONSIST OF:
 Prepaid benefit cost        $    104      $    120      $     --      $     --
 Accrued benefit
  liability                      (166)         (131)         (360)         (356)
 Intangible asset                  15             4            --            --
 Other comprehensive
  income adjustment                12            --            --            --
--------------------------------------------------------------------------------
 Net amount recognized       $    (35)     $     (7)     $   (360)     $   (356)
---------------------------=====================================================
WEIGHTED AVERAGE
 ASSUMPTIONS
 Discount rate                    7.0%          7.4%          7.0%          7.5%
 Expected return on plan
  assets                          9.3%          9.3%           --            --
 Rate of compensation
  increase                        4.9%          5.0%           --            --
--------------------------------------------------------------------------------

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $728 million, $622 million, and $541 million, respectively, as of December 31, 1998, and $63 million, $46 million, and $0, respectively, as of December 31, 1997.

                                         ---------------------------------------
                                                      PENSION PLANS
                                         ---------------------------------------
                                             1998          1997          1996
--------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT
 COST
 Service cost                              $     46      $     34      $     25
 Interest cost                                   71            49            38
 Expected return on plan assets                 (87)          (57)          (38)
 Amortization of transition asset                (1)           (1)           (1)
 Amortization of prior service cost              (1)           (1)           (1)
 Recognized actuarial loss                       --             1             2
--------------------------------------------------------------------------------
 Net periodic benefit cost                       28            25            25
 Curtailment gain                                (3)           --            --
--------------------------------------------------------------------------------
 Net periodic benefit cost after
  curtailments                             $     25      $     25      $     25
-----------------------------------------=======================================

                                         ---------------------------------------
                                                OTHER POSTRETIREMENT PLANS
                                         ---------------------------------------
                                             1998          1997          1996
--------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT
 COST
 Service cost                              $      6      $      5      $      5
 Interest cost                                   19            15            16
 Expected return on plan assets                  --            --            --
 Amortization of transition asset                --            --            --
 Amortization of prior service cost              (9)           (9)           (9)
 Recognized actuarial loss                       --            --            --
--------------------------------------------------------------------------------
 Net periodic benefit cost                       16            11            12
 Curtailment gain                                --            --            --
--------------------------------------------------------------------------------
 Net periodic benefit cost after
  curtailments                             $     16      $     11      $     12
-----------------------------------------=======================================

The primary U.S. postretirement benefit plan is a defined dollar benefit plan limiting the effects of medical inflation to the lesser of 4.0% or the assumed Consumer Price Index ("CPI"). The assumed CPI rates were 3.0% at December 31, 1998, and 3.5% at December 31, 1997. Because the plan has established dollar limits for determining Company contributions, the effect of a 1% increase in the assumed healthcare cost trend rate is not significant.

The Company also sponsors qualified defined contribution plans covering substantially all employees in the U.S. and Canada. Under its primary plans, the Company matches 50% of participants' voluntary contributions up to a maximum of 7% of the participants' compensation. The Company's contributions to these plans were $27 million in 1998, $22 million in 1997, and $19 million in 1996.

--------------------------------------------------------------------------------

9     INCOME TAXES
--------------------------------------------------------------------------------
The current income tax provision represents the amount of income taxes paid or payable for the year. The deferred income tax provision represents the change in deferred tax liabilities and assets and, for business combinations, the change in such tax liabilities and assets since the date of acquisition. Significant components of the provision for income taxes are as follows (in millions):

                                         ---------------------------------------
                                             1998          1997          1996
--------------------------------------------------------------------------------
Current:
 Domestic
   Federal                                 $      7      $     41      $     70
   State and local                               15            15            12
 European and Canadian                           38            31            --
--------------------------------------------------------------------------------
Total current provision                          60            87            82

Deferred:
 Domestic
   Federal                                       (2)          (24)           (6)
   State and local                               (4)           (3)            4
 European and Canadian                            2             5            --
 Rate changes - United Kingdom                  (29)          (58)           --
--------------------------------------------------------------------------------
Total deferred provision                        (33)          (80)           (2)
--------------------------------------------------------------------------------
Total provision for income taxes           $     27      $      7      $     80
-----------------------------------------=======================================

The tax benefit associated with management stock performance awards reduced taxes payable by $31 million, $12 million, and $9 million in 1998, 1997, and 1996, respectively. These benefits are reflected as an increase to additional paid-in capital. In 1998 the Company had foreign denominated loans resulting in a tax benefit of $8 million and reducing taxes payable. This benefit is reflected as a component of currency translations included in accumulated other comprehensive income (loss). In 1997 and 1996 no such benefit was recognized. The tax (benefit) liability associated with short-term currency swap agreements (decreased) increased taxes payable by $(4) million, $14 million, and $8 million in 1998, 1997, and 1996, respectively. The (benefit) liability is reflected as a component of accumulated other comprehensive income (loss).

Income before income taxes from international operations used in computing the Company's tax provision for 1998 and 1997 was approximately $151 million and $162 million, respectively. These amounts are before interest and other corporate cost allocations that are not deductible in international tax computations. In 1996 income before income taxes from international operations used in computing the Company's tax provision was not significant.

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

A reconciliation of the expected income tax expense at the statutory U.S. federal rate to the Company's actual income tax provision follows (in millions):

                                         ---------------------------------------
                                             1998          1997          1996
--------------------------------------------------------------------------------
U.S. federal statutory expense             $     59      $     62      $     68
State expense, net of
 federal benefit                                 --             2             5
Taxation of European and
 Canadian operations, net                       (21)          (21)            1
Rate change benefit -
 United Kingdom                                 (29)          (58)           --
Valuation allowance provision                     8            15             6
Nondeductible items                               6             5             3
Other, net                                        4             2            (3)
--------------------------------------------------------------------------------
                                           $     27      $      7      $     80
-----------------------------------------=======================================

The Company's tax provision reflects favorable income tax treatment granted to certain foreign operations under a tax holiday expiring by the year 2000. The favorable effect amounted to $14 million and $17 million in 1998 and 1997, respectively.

Deferred income taxes are recognized for tax consequences of temporary differences between the financial and tax bases of existing assets and liabilities by applying enacted statutory tax rates to such differences. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows (in millions):

                                                       -------------------------
                                                           1998          1997
--------------------------------------------------------------------------------
Deferred tax liabilities:
 Franchise assets                                        $  4,851      $  4,127
 Property, plant, and equipment                               472           419
--------------------------------------------------------------------------------
Total deferred tax liabilities                              5,323         4,546
Deferred tax assets:
 Net operating loss carryforwards                            (387)         (328)
 Employee and retiree benefit accruals                       (210)         (328)
 Alternative minimum tax credits                             (137)         (115)
 Other, net                                                  (153)          (95)
--------------------------------------------------------------------------------
Total deferred tax assets                                    (887)         (866)
 Valuation allowances for deferred tax assets                 205           246
--------------------------------------------------------------------------------
Net deferred tax liabilities                                4,641         3,926
 Current deferred tax assets                                   74            70
--------------------------------------------------------------------------------
Total deferred tax liabilities                           $  4,715      $  3,996
-------------------------------------------------------=========================


Deferred tax assets are recognized for the tax benefit of deducting timing differences and foreign, federal, and state net operating loss and tax credit carryforwards. Valuation allowances are recognized on these assets if it is believed some or all of the deferred tax assets will not be realized. Management believes the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from operations. Valuation allowances of $205 million and $246 million as of December 31, 1998 and 1997, respectively, were established for the remaining deferred tax assets. Included in the valuation allowance as of December 31, 1998 and 1997, were $132 million and $144 million, respectively,for net operating loss carryforwards of acquired companies. Previously established valuation allowances for net operating losses of acquired companies were reduced in 1998 and 1997 by $12 million and $13 million, respectively. These reversals are reflected as a reduction to franchise assets.

Federal tax operating loss carryforwards total $896 million. The majority of these carryforwards were acquired through the purchase of various bottling companies. These carryforwards are available in varying amounts to offset future federal taxable income through their expiration in years 2000 through 2010.

At December 31, 1998 and 1997, the Company's foreign subsidiaries had $263 million and $112 million in distributable earnings, respectively, exclusive of amounts, if remitted in the future, would result in little or no tax under current laws. The Company's earnings from foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

The United Kingdom's income tax rate was reduced from 33% to 31% in July 1997 effective April 1, 1997, and from 31% to 30% in July 1998 effective April
1, 1999. These rate changes reduced deferred tax liabilities associated with the Company's operations in the United Kingdom by $29 million and $58 million in 1998 and 1997, respectively. These deferred tax liability reductions were recognized as credits to income tax expense.

10     PREFERRED STOCK
--------------------------------------------------------------------------------
In 1998 the Board of Directors authorized the Company to issue 120,000 shares of $1 par value voting convertible preferred stock with a stated value of $100 per share ("Bellingham series") and 450,000 shares of $1 par value voting convertible preferred stock with a stated value of $100 per share ("Great Plains series"). In connection with the June 1998 acquisition of The Coca-Cola Bottling Company of Bellingham, the Company issued 96,900 Bellingham series shares of preferred stock. The Bellingham series pays quarterly dividends equaling 4% annually. The shareholders have the option to convert each share into one share of common stock prior to June

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

30, 2001, at which time all shares must be converted. The Company issued 392,464 Great Plains series shares of preferred stock on August 6, 1998, in connection with the acquisition of Great Plains Bottlers and Canners, Inc. The Great Plains series pays quarterly dividends equaling 8% annually. The shareholders have the option to convert each share into one share of common stock prior to August 7, 2003, at which time all shares must be converted. As of December 31, 1998, no shares of the Bellingham or Great Plains series have been converted.

In connection with the acquisition of Ouachita in February 1996, the Company issued 936,965 of 1,110,000 shares of voting convertible preferred stock authorized, Ouachita Series A ("Series A"), and issued 95,955 of 350,000 shares of voting convertible preferred stock authorized, Ouachita Series B ("Series B"). Series A paid quarterly dividends equaling 4% annually. Series B did not pay dividends. During 1997 and 1996 all shares of Series A and Series B preferred stock were converted into common stock. As a result of these conversions, additional paid-in capital increased by approximately $94 million and $25 million and treasury stock decreased by approximately $40 million and $28 million in 1997 and 1996, respectively.

The Company issued 1,000,000 shares of nonvoting convertible preferred stock with a stated value of $35 per share in connection with the 1993 acquisition of the Coca-Cola Bottling Company of Northeast Arkansas, Inc. During 1996 all outstanding shares of this preferred stock issue were converted into common stock. The increase in additional paid-in capital resulting from the difference between the recorded value of the converted preferred stock and the cost of treasury stock issued was approximately $15 million.

11     SHARE REPURCHASES
--------------------------------------------------------------------------------
Under the April 1996 share repurchase program authorizing the repurchase of up to 30 million shares, the Company can repurchase shares in the open market and in privately negotiated transactions. In 1998 the Company repurchased approximately 15.5 million shares of common stock in 1998 for an aggregate cost of approximately $455 million. In 1997 and 1996, no repurchases were made under this program.

Management considers market conditions and alternative uses of cash and/or debt, balance sheet ratios, and share-owner returns when evaluating share repurchases. Repurchased shares are added to treasury stock and are available for general corporate purposes including acquisition financing and the funding of various employee benefit and compensation plans.

--------------------------------------------------------------------------------

12     EARNINGS PER SHARE
--------------------------------------------------------------------------------
The   following   table  (in  millions   except  per  share  data)   provides  a
reconciliation between basic and diluted per share amounts:

                                         ---------------------------------------
                                             1998          1997          1996
--------------------------------------------------------------------------------
Net Income                                 $    142      $    171      $    114
 Preferred stock dividends                        1             2             8
--------------------------------------------------------------------------------
Net Income Applicable to Common Share
 Owners                                    $    141      $    169      $    106
-----------------------------------------=======================================
Basic Average Common Shares
 Outstanding                                    393           383           373
 Effect of Dilutive Securities:
  Stock compensation awards                      13            13             7
--------------------------------------------------------------------------------
Diluted Average Common Shares
 Outstanding                                    406           396           380
-----------------------------------------=======================================
Basic Net Income Per Share
 Applicable to Common Share Owners         $   0.36      $   0.44      $   0.28
-----------------------------------------=======================================
Diluted Net Income Per Share
 Applicable to Common Share Owners         $   0.35      $   0.43      $   0.28
-----------------------------------------=======================================

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

In the first quarter of 1998, dividends in the amount of $0.025 per common share were declared for share owners of record on April 1, 1998. On April 17, 1998, the Company's Board of Directors approved an increase in the regular quarterly dividend to $0.04 per common share. This quarterly dividend increase was effective and payable beginning July 1, 1998. Dividends are declared at the discretion of the Company's Board of Directors.

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

13     COMPREHENSIVE INCOME (LOSS)
--------------------------------------------------------------------------------
On January 1, 1998,  the  Company  adopted  Statement  of  Financial  Accounting
Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS 130 establishes new rules of reporting comprehensive income (loss), comprised of net income and other adjustments to comprehensive income. Other adjustments to comprehensive income include minimum pension liability adjustments and currency items such as foreign currency translation adjustments and hedges of net investments in international subsidiaries.

The Company provides income taxes on its currency items, except for income taxes
on  the  impact  of  currency  translations,  as  earnings  from   international
subsidiaries are considered to be indefinitely reinvested.

A summary of the Company's accumulated other comprehensive income (loss) items and related tax effects is presented below (in millions):



                                         ---------------------------------------
                                           Currency      Pension
                                             Items     Adjustments      Total
--------------------------------------------------------------------------------
Balance, December 31, 1995                 $     38      $     --      $     38
 1996 Pre-Tax Activity                          (17)           --           (17)
--------------------------------------------------------------------------------
Balance, December 31, 1996                 $     21      $     --      $     21
 1997 Pre-Tax Activity                          (15)           --           (15)
 1997 Tax Effects                               (22)           --           (22)
--------------------------------------------------------------------------------
Balance, December 31, 1997                 $    (16)     $     --      $    (16)
 1998 Pre-Tax Activity                            9           (12)           (3)
 1998 Tax Effects                                12             5            17
--------------------------------------------------------------------------------
Balance, December 31, 1998                 $      5      $     (7)     $     (2)
-----------------------------------------=======================================

14     RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------
Subsequent to the January 1999 acquisitions, The Coca-Cola Company owned approximately 40% of the Company's outstanding common shares. The Company generates approximately 90% of its product sales volume from the sale of products of The Coca-Cola Company. The Company and The Coca-Cola Company have entered into various transactions and agreements in the ordinary course of business. Certain of these transactions and agreements are disclosed in other sections of the accompanying financial statements and related notes. The following outlines other significant transactions between the Company and The Coca-Cola Company and its affiliates:

MARKETING AND OTHER SUPPORT ARRANGEMENTS: The Coca-Cola Company engages in a variety of marketing programs, local media advertising, and other similar arrangements to promote the sale of products of The Coca-Cola Company in territories operated by the Company. In 1998, 1997, and 1996 total direct marketing support paid or payable to the Company, or on behalf of the Company by The Coca-Cola Company, approximated $899 million, $604 million, and $448 million, respectively. Pursuant to cooperative advertising and trade arrangements with The Coca-Cola Company, the Company paid The Coca-Cola Company $173 million, $144 million, and $123 million in 1998, 1997, and 1996, respectively, for local media and marketing program expense. In addition, funding for costs associated with market or infrastructure development paid or payable to the Company by The Coca-Cola Company approximated $324 million, $190 million, and $120 million in 1998, 1997, and 1996, respectively. The increases in promotional programs principally reflect the Company's continued growth and the effect of recent acquisitions. The Coca-Cola Company is under no obligation to continue past levels of funding.

FOUNTAIN SYRUP AND PACKAGE PRODUCT SALES: The Company sells fountain syrup back to The Coca-Cola Company in certain territories and delivers this syrup to certain major fountain accounts of The Coca-Cola Company. The Company will, on behalf of The Coca-Cola Company, invoice and collect amounts receivable for these fountain sales. In addition, the Company also sells bottle and can beverage products to The Coca-Cola Company at prices that are generally similar to the prices charged by the Company to its major customers. During 1998, 1997, and 1996 The Coca-Cola Company paid the Company approximately $383 million, $345 million, and $295 million, respectively, for fountain syrup, bottle and can products, and delivery and billing services.

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

15     ENVIRONMENTAL MATTERS
--------------------------------------------------------------------------------
The Company incurs costs to satisfy various federal and state regulations involving materials discharge, wastewater treatment, and underground storage tanks. The Company believes any amount it may be required to pay in excess of amounts previously funded or accrued would not have a materially adverse effect on the Company's financial position, cash flows, or results of operations.

At December 31, 1998, there were six federal and one state Superfund sites for which the Company's involvement or liability as a potentially responsible party ("PRP") was unresolved. The Company believes any ultimate liability under these PRP designations will not have a materially adverse effect on its financial position, cash flows, or results of operations. In addition, there were 18 federal and seven state sites for which it had been concluded the Company either had no responsibility, the ultimate liability amounts would be less than $100,000, or payments made to date by the Company would be sufficient to satisfy the Company's liability.

16     GEOGRAPHIC OPERATING INFORMATION
--------------------------------------------------------------------------------
The Company operates in one industry: the marketing, distribution, and production of bottle and can liquid nonalcoholic refreshments. The Company operates in 46 states in the United States, the District of Columbia, and in the 10 provinces of Canada (collectively referred to as the "North American" territories), and in Belgium, Great Britain, Luxembourg, the Netherlands, and most of France (collectively referred to as the "European" territories).

The following presents long-lived assets as of December 31, 1998 and 1997, and net operating revenues for the years ended December 31, 1998, 1997, and 1996, by geographic territory (in millions):

                                                       -------------------------
                                                            LONG-LIVED ASSETS
                                                       -------------------------
                                                           1998          1997
--------------------------------------------------------------------------------
North American                                           $ 14,121      $ 11,174
European                                                    4,726         4,500
--------------------------------------------------------------------------------
Consolidated                                             $ 18,847      $ 15,674
-------------------------------------------------------=========================

                                         ---------------------------------------
                                                NET OPERATING REVENUES (A)
                                         ---------------------------------------
                                             1998          1997          1996
--------------------------------------------------------------------------------
North American                             $ 10,056      $  8,216      $  7,091
European                                      3,358         3,062           830
--------------------------------------------------------------------------------
Consolidated                               $ 13,414      $ 11,278      $  7,921
-----------------------------------------=======================================

(A) Net operating revenues include results of companies acquired beginning near or after the dates of acquisition. Therefore, reported information is not indicative of full-year results in most periods presented.

The Company has no material amounts of sales or transfers between its North American and European territories and no significant United States export sales.

17     COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------
In North America, the Company purchases PET (plastic) bottles from manufacturing cooperatives. The Company has guaranteed payment of up to $308 million of indebtedness owed by these manufacturing cooperatives to third parties. At
December 31, 1998, these cooperatives had approximately $167 million of indebtedness guaranteed by the Company. The Company has also issued letters of credit aggregating $121 million primarily under self-insurance programs.

As of December 31, 1998, the Company has entered into long-term purchase agreements with various suppliers. Subject to each supplier's quality and performance, the aggregate purchase commitments covered by these agreements during the next five years are as follows (in millions): 1999 - $1,668; 2000 - $1,591; 2001 - $1,579; 2002 - $970; and 2003 - $132.

The Company leases office and warehouse space, computer hardware, and machinery and equipment under lease agreements expiring at various dates through 2019. At December 31, 1998, future minimum lease payments under noncancellable operating leases aggregate approximately $118 million. Rent expense was approximately $85 million, $82 million, and $35 million during 1998, 1997, and 1996, respectively.

In 1996 the Company recognized an award of $10 million in settlement of claims against certain suppliers. The amount of the settlement award is included as a reduction of cost of sales.

The Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussion with counsel, that any ultimate liability would not materially affect the Company's financial position, results of operations, or liquidity.

COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

18     QUARTERLY FINANCIAL INFORMATION
--------------------------------------------------------------------------------
Unaudited quarterly financial information follows (in millions except per share data):

                                         ---------------------------------------
                                                           1998
                                         ---------------------------------------
                                           FIRST(A)       SECOND       THIRD
--------------------------------------------------------------------------------
Net operating revenues                     $  2,958      $  3,687     $ 3,528
-----------------------------------------=======================================
Gross profit                               $  1,082      $  1,390     $ 1,321
-----------------------------------------=======================================
Net (loss) income applicable to
 common share owners                       $    (51)     $    111     $   115(B)
-----------------------------------------=======================================
Basic net (loss) income per share
 applicable to common share owners         $  (0.13)     $   0.28     $  0.29
-----------------------------------------=======================================
Diluted net (loss) income per share
 applicable to common share owners         $  (0.13)     $   0.27     $  0.28
-----------------------------------------=======================================

                                                       -------------------------
                                                                  1998
                                                       -------------------------
                                                                        FISCAL
                                                        FOURTH(A)        YEAR
--------------------------------------------------------------------------------
Net operating revenues                                   $  3,241     $13,414
-------------------------------------------------------=========================
Gross profit                                             $  1,230     $ 5,023
-------------------------------------------------------=========================
Net (loss) income applicable to
 common share owners                                     $    (34)    $   141
-------------------------------------------------------=========================
Basic net (loss) income per share
 applicable to common share owners                       $  (0.09)    $  0.36(C)
-------------------------------------------------------=========================
Diluted net (loss) income per share
 applicable to common share owners                       $  (0.09)    $  0.35(C)
-------------------------------------------------------=========================

                                         ---------------------------------------
                                                           1997
                                         ---------------------------------------
                                           First(A)       Second        Third
--------------------------------------------------------------------------------
Net operating revenues                     $  2,141      $  2,905      $3,183
-----------------------------------------=======================================
Gross profit                               $    800      $  1,084      $1,166
-----------------------------------------=======================================
Net (loss) income applicable to
 common share owners                       $    (35)     $    111      $  112(B)
-----------------------------------------=======================================
Basic net (loss) income per share
 applicable to common share owners         $  (0.09)     $   0.29      $ 0.29
-----------------------------------------=======================================
Diluted net (loss) income per share
 applicable to common share owners         $  (0.09)     $   0.28      $ 0.28
-----------------------------------------=======================================
Basic pro forma net (loss) income
 per common share(D)                       $  (0.18)     $   0.27      $ 0.26
-----------------------------------------=======================================
Diluted pro forma net (loss) income
 per common share(D)                       $  (0.18)     $   0.26      $ 0.25
-----------------------------------------=======================================

                                                       -------------------------
                                                                  1997
                                                       -------------------------
                                                                        Fiscal
                                                         Fourth(A)       Year
--------------------------------------------------------------------------------
Net operating revenues                                   $  3,049     $11,278
-------------------------------------------------------=========================
Gross profit                                             $  1,132     $ 4,182
-------------------------------------------------------=========================
Net (loss) income applicable to
 common share owners                                     $    (19)    $   169
-------------------------------------------------------=========================
Basic net (loss) income per share
 applicable to common share owners                       $  (0.05)    $  0.44
-------------------------------------------------------=========================
Diluted net (loss) income per share
 applicable to common share owners                       $  (0.05)    $  0.43(C)
-------------------------------------------------------=========================
Basic pro forma net (loss) income
 per common share(D)                                     $  (0.05)    $  0.30
-------------------------------------------------------=========================
Diluted pro forma net (loss) income
 per common share(D)                                     $  (0.05)    $  0.29(C)
-------------------------------------------------------=========================

For quarterly reporting, the Company reports on the Friday closest to the end of the quarterly calendar period for reporting convenience.

(A) Each quarter presented includes 91 days, except for the first quarter of 1998 (93 days), the fourth quarter of 1998 (90 days), the first quarter of 1997 (87 days), and the fourth quarter of 1997 (96 days).

(B) In the third quarters of 1998 and 1997 the Company reduced its deferred tax liabilities and recognized a $29 million ($0.07 per share) credit and a $58 million ($0.15 per share) credit, respectively, to income tax expense as a result of the United Kingdom's decisions to reduce the corporate income tax rate.

(C) Due to the method required by SFAS No. 128 to calculate per share data, the quarterly per share data does not total to the full-year per share data.

(D) Pro forma net income (loss) per share presents information as if certain international and domestic 1997 acquisitions described in Note 2 were effective January 1, 1997.

COCA-COLA ENTERPRISES INC.

                              REPORT OF MANAGEMENT

--------------------------------------------------------------------------------

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

     The Audit Committee of the Board of Directors, composed solely of Directors who are not officers of the Company or The Coca-Cola Company, meets periodically with the independent auditors, management, and the officer of the Company directing internal audit to discuss internal accounting control, auditing, and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors and the Company's Director of Internal Audit, without management present, to ensure that the independent auditors and the Company's Director of Internal Audit have free access to the Committee.

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


/s/Henry A. Schimberg           /s/John R. Alm          /s/Michael P. Coghlan
   HENRY A. SCHIMBERG              JOHN R. ALM             MICHAEL P. COGHLAN
   President and                   Executive Vice          Vice President,
   Chief Executive Officer         President and Chief     Controller and
                                   Financial Officer       Principal Accounting
                                                           Officer

Atlanta, GA
January 18, 1999

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

--------------------------------------------------------------------------------

BOARD OF DIRECTORS
COCA-COLA ENTERPRISES INC.

We have audited the accompanying consolidated balance sheets of Coca-Cola Enterprises Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, share-owners' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Enterprises Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Atlanta, GA
January 18, 1999

COCA-COLA ENTERPRISES INC.

                             SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------
                                                  FISCAL YEAR
                             ---------------------------------------------------
                                1998          1997(A)              1996(B)
--------------------------------------------------------------------------------
(in millions except
per share data)               REPORTED  Pro Forma  Reported  Pro Forma  Reported
--------------------------------------------------------------------------------
OPERATIONS SUMMARY
Net operating revenues        $ 13,414   $ 12,377  $ 11,278   $ 10,307  $  7,921
Cost of sales                    8,391      7,810     7,096      6,444     4,896
--------------------------------------------------------------------------------
Gross profit                     5,023      4,567     4,182      3,863     3,025
Selling, delivery,
 and administrative
 expenses                        4,154      3,854     3,462      3,155     2,480
--------------------------------------------------------------------------------
Operating income                   869        713       720        708       545
Interest expense, net              701        615       536        564       351
Other nonoperating
 (income) deductions,
 net                                (1)         8         6         (5)       --
Gain from sale of
 bottling operations                --         --        --         --        --
--------------------------------------------------------------------------------
Income (loss) before
 income taxes                      169         90       178        149       194
Income tax expense
 (benefit) before rate
 change benefit                     56         31        65         61        80
Income tax rate change
 (benefit) expense                 (29)       (58)      (58)        --        --
--------------------------------------------------------------------------------
Net income (loss) before
 cumulative effect of
 changes in accounting
 principles                        142        117       171         88       114
Cumulative effect of
 changes in accounting
 principles                         --         --        --         --        --
--------------------------------------------------------------------------------
Net income (loss)                  142        117       171         88       114
Preferred stock dividends            1          2         2          9         8
--------------------------------------------------------------------------------
Net income (loss)
 applicable to common
 share owners                 $    141   $    115  $    169   $     79  $    106
------------------------------==================================================

OTHER OPERATING DATA
Depreciation expense          $    725   $    615  $    566   $    483  $    392
Amortization expense               395        426       380        319       235

AVERAGE COMMON SHARES
 OUTSTANDING (G)(H)
Basic                              393        383       383        373       373
Diluted                            406        396       396        380       380

PER SHARE DATA (G)(H)
Basic net income (loss)
 per common share before
 cumulative effect of
 changes in accounting
 principles                   $   0.36   $   0.30  $   0.44   $   0.21  $   0.28
Diluted net income (loss)
 per common share before
 cumulative effect of
 changes in accounting
 principles                       0.35       0.29      0.43       0.21      0.28
Basic net income (loss)
 per share applicable
 to common share owners           0.36       0.30      0.44       0.21      0.28
Dilutive net income
 (loss) per share
 applicable to common
 share owners                     0.35       0.29      0.43       0.21      0.28
Dividends per common share        0.13(I)    0.10      0.10      0.033     0.033
Closing stock price              35.75      35.56     35.56      16.16     16.16

YEAR-END FINANCIAL
 POSITION
Property, plant, and
 equipment, net               $  4,891   $  3,862  $  3,862   $  3,156  $  2,812
Franchises and other
 noncurrent assets, net         13,956     11,812    11,812      9,816     7,103
Total assets                    21,132     17,487    17,487     14,674    11,234
Long-term debt                  10,745      8,792     8,792      7,315     5,305
Share-owners' equity             2,438      1,782     1,782      1,550     1,550
--------------------------------------------------------------------------------

Fiscal periods presented are calendar years, beginning after 1991, and fiscal years ending on the Friday nearest December 31 prior to 1991. The Company acquired subsidiaries in each year presented and divested subsidiaries in certain periods. Such transactions, except for: (i) the 1997 acquisitions of
Amalgamated Beverages Great Britain Limited ("Great Britain Bottler"), The Coca-Cola Bottling Company of New York, Inc. ("Coke New York"), and Coca-Cola
Beverages Ltd. ("Coke Canada"), (ii) the 1996 acquisition of Coca-Cola Enterprise S.A., Coca-Cola Production S.A., and S.A. Beverage Sales Holding N.V. (collectively "the French and Belgian bottlers"), (iii) the 1991 acquisition of Johnston Coca-Cola Bottling Group, Inc. ("Johnston"), and (iv) gains from the sale of certain bottling operations, did not significantly affect the Company's operating results in any one fiscal period. All acquisitions and divestitures have been included in or excluded from, as appropriate, the consolidated operating results of the Company from their respective transaction dates.

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

COCA-COLA ENTERPRISES INC.

                             SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------

                            ----------------------------------------------------
                                                FISCAL YEAR
                            ----------------------------------------------------
(in millions except
 per share data)             1995(C)         1994        1993(D)       1992(E)
--------------------------------------------------------------------------------
OPERATIONS SUMMARY
Net operating revenues       $  6,773      $  6,011      $  5,465      $  5,127
Cost of sales                   4,267         3,703         3,372         3,219
--------------------------------------------------------------------------------
Gross profit                    2,506         2,308         2,093         1,908
Selling, delivery,
 and administrative
 expenses                       2,038         1,868         1,708         1,602
--------------------------------------------------------------------------------
Operating income                  468           440           385           306
Interest expense, net             326           310           328           312
Other nonoperating
 (income) deductions,
 net                                6             3             2             6
Gain from sale of
 bottling operations                9            --            --            --
--------------------------------------------------------------------------------
Income (loss) before
 income taxes                     145           127            55           (12)
Income tax expense
 (benefit) before rate
 change benefit                    63            58            30             3
Income tax rate change
 (benefit) expense                 --            --            40            --
--------------------------------------------------------------------------------
Net income (loss) before
 cumulative effect of
 changes in accounting
 principles                        82            69           (15)          (15)
Cumulative effect of
 changes in accounting
 principles                        --            --            --          (171)
--------------------------------------------------------------------------------
Net income (loss)                  82            69           (15)         (186)
Preferred stock dividends           2             2            --            --
--------------------------------------------------------------------------------
Net income (loss)
 applicable to common
 share owners                $     80      $     67      $    (15)     $   (186)
================================================================================

OTHER OPERATING DATA
Depreciation expense         $    318      $    282      $    254      $    227
Amortization expense              211           179           165           162


AVERAGE COMMON SHARES
 OUTSTANDING(G)(H)
Basic                             386           386           387           384
Diluted                           390           388           387           384


PER SHARE DATA(G)(H)
Basic net income (loss)
 per common share before
 cumulative effect of
 changes in accounting
 principles                  $   0.21      $   0.17      $  (0.04)     $  (0.04)
Diluted net income (loss)
 per common share before
 cumulative effect of
 changes in accounting
 principles                      0.20          0.17         (0.04)        (0.04)
Basic net income (loss)
 per share applicable
 to common share owners          0.21          0.17         (0.04)        (0.49)
Dilutive net income
 (loss) per share
 applicable to common
 share owners                    0.20          0.17         (0.04)        (0.49)
Dividends per common share      0.017         0.017         0.017         0.017
Closing stock price              8.97          6.00          5.09          4.09


YEAR-END FINANCIAL
 POSITION
Property, plant, and
 equipment, net              $  2,158      $  1,963      $  1,890      $  1,733
Franchises and other
 noncurrent assets, net         5,924         5,965         6,046         5,651
Total assets                    9,064         8,738         8,682         8,085
Long-term debt                  4,201         4,187         4,391         4,131
Share-owners' equity            1,435         1,339         1,260         1,254
--------------------------------------------------------------------------------

                           -----------------------------------------------------
                                                FISCAL YEAR
                           -----------------------------------------------------
(in millions except                  1991(F)
 per share data)            Pro Forma      Reported        1990          1989
--------------------------------------------------------------------------------
OPERATIONS SUMMARY
Net operating revenues       $  5,027      $  3,915      $  3,933      $  3,822
Cost of sales                   3,170         2,420         2,400         2,350
--------------------------------------------------------------------------------
Gross profit                    1,857         1,495         1,533         1,472
Selling, delivery,
 and administrative
 expenses                       1,687         1,375         1,208         1,162
--------------------------------------------------------------------------------
Operating income                  170           120           325           310
Interest expense, net             312           210           200           193
Other nonoperating
 (income) deductions,
 net                                3             2            (3)          (10)
Gain from sale of
 bottling operations               --            --            56            11
--------------------------------------------------------------------------------
Income (loss) before
 income taxes                    (145)          (92)          184           138
Income tax expense
 (benefit) before rate
 change benefit                   (17)           (9)           91            66
Income tax rate change
 (benefit) expense                 --            --            --            --
--------------------------------------------------------------------------------
Net income (loss) before
 cumulative effect of
 changes in accounting
 principles                      (128)          (83)           93            72
Cumulative effect of
 changes in accounting
 principles                        --            --            --            --
--------------------------------------------------------------------------------
Net income (loss)                (128)          (83)           93            72
Preferred stock dividends           9             9            16            18
--------------------------------------------------------------------------------
Net income (loss)
 applicable to common
 share owners                $   (137)     $    (92)     $     77      $     54
================================================================================

OTHER OPERATING DATA
Depreciation expense         $    205      $    160      $    150      $    148
Amortization expense              125            91            86            81


AVERAGE COMMON SHARES
 OUTSTANDING(G)(H)
Basic                             345           345           357           388
Diluted                           345           345           357           388


PER SHARE DATA(G)(H)
Basic net income (loss)
 per common share before
 cumulative effect of
 changes in accounting
 principles                  $  (0.35)     $  (0.27)     $   0.22      $   0.14
Diluted net income (loss)
 per common share before
 cumulative effect of
 changes in accounting
 principles                     (0.35)        (0.27)         0.22          0.14
Basic net income (loss)
 per share applicable
 to common share owners         (0.35)        (0.27)         0.22          0.14
Dilutive net income
 (loss) per share
 applicable to common
 share owners                   (0.35)        (0.27)         0.22          0.14
Dividends per common share      0.017         0.017         0.017         0.017

Closing stock price              5.13          5.13          5.17          5.33


YEAR-END FINANCIAL
 POSITION
Property, plant, and
 equipment, net              $  1,706      $  1,706      $  1,373      $  1,286
Franchises and other
 noncurrent assets, net         4,265         4,265         3,153         2,952
Total assets                    6,677         6,677         5,021         4,732
Long-term debt                  4,091         4,091         2,537         2,305
Share-owners' equity            1,442         1,442         1,627         1,680
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

(G) For years beginning before 1998, information was adjusted for a 3-for-1 stock split effective in 1997.

(H) In 1997 the Company adopted SFAS 128, "Earnings Per Share," and restated average common shares and per share data.

(I) Effective July 1, 1998, the Company increased its regular quarterly dividend from $0.025 to $0.04.

                                       47