Form 10-K405, Exhibit 13
period 1999-12-31
COCA COLA ENTERPRISES INC
filed 2000-03-17
CIK 804055

EXHIBIT 13

1999 Management’s

Financial Review

DELIVERING CONFIDENCE

Our primary objective is to deliver a superior investment return to our shareowners through sustainable, profitable, long-term per capita consumption growth. This demands continued investment in our brands to maintain confidence in the integrity and viability of those brands. Our continued growth is dependent on the strength of our brands, the success of our marketing and executional efforts, as well as consumer confidence in our products. Their confidence is a result of the joint efforts of the Coca-Cola system, our customers, and our employees.

      Through brand building activities and an ever closer working relationship with The Coca-Cola Company, we believe the Coca-Cola system can deliver exceptional value to our customers and consumers. Our customers and consumers benefit from the local value based promotions and jointly developed marketing and infrastructure initiatives we have with The Coca-Cola Company. The Coca-Cola Company currently owns approximately 40% of our outstanding common shares.

      Developing profitable business alliances with our customers and the communities in which we do business is one of our key strategies. Through acquisitions we benefit from our increasingly larger customer base. In 1999 we acquired bottling operations in the south of France and Monaco and eight North American Coca-Cola bottling operations. Our comparable cash operating profit growth in 1999 of 11% is an indication of our efforts to deliver consistent long-term growth and our dedication to maximizing shareowner value.

DELIVERING OPPORTUNITY

Our initiatives for 2000 include continued margin enhancement for the Company and our customers and sustainable increases in volume across all channels with specific focus on channels, products, and packages yielding higher margins. We are confident in the abilities and depth of our executive management team to seize upon the many opportunities available in what continues to be a highly competitive market. We will continue to leverage our equipment and infrastructure investments to maximize profitability. By building on existing relationships and developing new partnerships, we will continue to build brand equity and deliver value to the Coca-Cola system, our customers, and our shareowners.

DELIVERING RESULTS

In 1999 we delivered 11% comparable cash operating profit growth and earnings per share of $0.29, excluding the nonrecurring product recall costs. In line with our objective to maximize profitability, we have managed the volume, revenue, and cost components of our business. Specifically, we are continuing our pricing initiatives in North America and have successfully recovered from the product recall in Europe through effective marketing programs and the exceptional efforts of our employees. The integration of our newly acquired territories and leveraging of the infrastructure investments made over the last several years will help ensure consistent long-term growth.

OUTLOOK FOR 2000

In 2000 we will continue to focus on building brand equity and creating value for the Company and our customers by further developing our products, packages, and marketing programs in each of our local markets. We believe our volume performance in 1999 was a reflection of short-term consumer reaction to higher prices in the future consumption channels of our business in North America as well as the product quality concerns in Europe. As consumers begin to relate higher prices with brand value and as we continue growing the higher margin immediate consumption channels, comparable cash operating growth for 2000 is expected to reach 12% over adjusted 1999 results. Adjusted 1999 results exclude the $103 million of product recall costs and includes approximately $30 million of cash operating profit lost in June when the Company was out of the market in the European territories affected by the product recall. We expect 2000 diluted earnings per share to exceed $0.70 per share, reflecting strong operating results and our ability to manage our assets to enhance our return on invested capital.

      Our cash operating profit growth projection reflects increased growth and profitability in the cold drink channel from our infrastructure investment programs jointly developed and executed over the past few years with The    Coca-Cola Company. As planned at inception of the programs, this increased profitability mitigates the need for infrastructure development funding. Accordingly, we anticipate infrastructure development funding from The    Coca-Cola Company will decrease by over $100 million; however, the actual amount of funding will depend on programs that may be developed during the year. Other funding from The Coca-Cola Company is volume based and varies as our business fluctuates. Our projections also include the anticipated impact of a weighted average concentrate price increase of approximately 5% from The Coca-Cola Company.

Capital Management

In 1999 capital spending was slightly under $1.5 billion and, in 2000, is expected to approximate $1.4 billion. In line with our overall objective to deliver a superior investment return to our shareowners and given the significant capital spending, we have recently modified compensation incentive plans for our key executives. The 2000 compensation plans now incorporate goals based on the Company’s operating income and return on invested capital as well as cash operating profit growth. The Company believes these additional goals further enhance the focus of key executives on shareowner value.

      Since beginning our accelerated capital spending levels, we have been improving and designing our capital management programs to effectively manage assets and extend functionality to optimize our return on invested capital. Specifically, we have implemented operational systems to track and monitor assets, structured maintenance and refurbishment programs, and enhanced specification purchase requirements. We are now seeing the positive impact of these processes and programs; our assets are lasting longer and receiving a higher sales value at disposition than originally anticipated.

      We recently completed a comprehensive analysis to evaluate how long-lived assets are used and the effects of our capital management programs. Our analysis concluded that the estimated useful lives and salvage values of certain fixed assets, principally cold drink equipment and vehicles, should be adjusted to better reflect the periodic reduction in value of these assets.

      In response to the findings of our analysis, the Company has revised the depreciable lives of certain classes of fixed assets and vehicle salvage values effective for existing assets and purchases beginning January 1, 2000. These revised estimates will result in a reduction in annual depreciation expense for 2000 of approximately $160 million, or $0.23 per diluted share after tax, and reduced gains on the disposition of assets.

Management’s Financial Review

Operations Review 1999

European Product Recall

In 1999 the Company withdrew products in certain European territories because of quality concerns. We believe the sources of the problem were sulfur compounds in some products manufactured in one of our Belgian production facilities and odors on the outside of certain cans produced in France. The products and other related materials recalled are being destroyed in an environmentally responsible way. We contracted with third parties to destroy the affected product and anticipate the destruction process will be substantially complete by the end of the first quarter of 2000.

      The Company incurred approximately $103 million of nonrecurring costs in connection with the recall, of which approximately $91 million was expensed in cost of sales with the remaining amount included in selling, delivery, and administrative expenses. These one-time costs consist primarily of the cost of product recalled, fees associated with the destruction of affected packages, costs to warehouse the recalled product prior to destruction, third party costs, and expenses associated with pick-up and redelivery. The Company continues to expect recovery of some of the recall costs from insurance and/or third parties; however, 1999 results do not include any potential reimbursement. Settlement of amounts and timing of reimbursements are still being determined. Additionally, these costs do not include any financial impact related to lost sales or the recall’s potential impact on future sales. We believe lost European sales in June 1999, when the recall occurred, reduced cash operating profit by approximately $30 million.

Comparable Results

Because of the Company’s significant acquisition activity and the one-time costs associated with the European product recall, results adjusted to a comparable basis provide a better indication of current operating trends. Comparable operating results as presented in the following discussions are determined by adjusting:

•	1999 results to exclude the nonrecurring product recall costs and

•	1998 results to include the results of significant 1998 and 1999 acquisitions for the same periods included in 1999 reported results.

Cash Operating Profit

Actual 1999 cash operating profit, or net income before deducting interest, taxes, depreciation, amortization, and other nonoperating items, increased to almost $2.2 billion, 10% above actual 1998 results. For 1999 currency translations did not have a significant impact on the comparable cash operating profit growth rate.

      Cash operating profit as a percentage of revenues for each period follows:

Year Ended December 31,	1999*	1998	1997

Cash Operating Profit	15.90%	14.83%	14.77%

*	The 1999 results have been adjusted to exclude the $103 million of nonrecurring product recall costs.

      Comparable cash operating profit grew 11% above 1998 performance, primarily because of our 4% wholesale price increase. These results reflect our commitment to improving returns in key future consumption channels and our continuing efforts to minimize operating expenses. The comparable cash operating growth does not consider the $30 million of lost cash operating profit in June caused by the European product recall. If these sales had not been lost, we believe comparable cash operating profit growth would have been 12%.

      In the opinion of management, cash operating profit is one of the key standards for measuring our operating performance. Cash operating profit is used by management as an additional indicator of operating performance and not as a replacement of measures such as cash flows from operating activities and operating income as defined and required by generally accepted accounting principles.

1999 Margin Results

Income statement captions shown as a percentage of revenues for each period follow:

Year Ended December 31,	1999*	1998	1997

Net Operating Revenues	100.00%	100.00%	100.00%

Cost of Sales	61.95	62.55	62.92

Gross Profit	38.05	37.45	37.08

Selling, delivery, and administrative expenses	31.51	30.97	30.70

Operating Income	6.54%	6.48%	6.38%

*	The 1999 margin results have been adjusted to exclude the $103 million of nonrecurring product recall costs.

      Management’s efforts at enhancing returns are reflected in these percentage relationships. Selling, delivery, and administrative costs are impacted by the Company’s significant investment in infrastructure development and capital.

Consolidated Statements of Income
(In millions except per share data)

Year ended December 31,	1999	1998	1997

Net Operating Revenues	$14,406	$13,414	$11,278

Cost of sales (purchases from The Coca-Cola Company — $4,072, $3,697, and $3,086, respectively)	9,015	8,391	7,096

Gross Profit	5,391	5,023	4,182

Selling, delivery, and administrative expenses	4,552	4,154	3,462

Operating Income	839	869	720

Interest expense, net	751	701	536

Other nonoperating (income) expense, net	—	(1)	6

Income Before Income Taxes	88	169	178

Income tax expense before rate change benefit	29	56	65

Income tax rate change benefit	—	(29)	(58)

Net Income	59	142	171

Preferred stock dividends	3	1	2

Net Income Applicable to Common Shareowners	$56	$141	$169

Basic Net Income Per Share Applicable to Common Shareowners	$0.13	$0.36	$0.44

Diluted Net Income Per Share Applicable to Common Shareowners	$0.13	$0.35	$0.43

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Net Operating Revenues and Cost of Sales

In 1999 net operating revenues were up 7% to $14.4 billion reflecting a combination of our 1999 acquisitions and the success of our pricing initiatives, offset by a decrease in comparable volume.

	Reported	Comparable
Full-Year 1999	Change	Change

Net Revenues Per Case to Retailers	3%	4%

Cost of Sales Per Case	2 1/2%	Flat

      Under our decentralized organizational and operating philosophy, net revenues per case are managed locally, capitalizing on individual market conditions and opportunities. Net operating revenues are derived principally from wholesale sales to retailers, accounting for approximately 96% of our net revenues.

      The net revenues per case increase reflects the progress we have made in improving returns in certain channels and the favorable product, package, and channel mix shifts experienced in 1999. Flat cost of sales per case for 1999 reflects favorable packaging costs and the impact of currency exchange rates offset by ingredient cost increases.

Volume

	Reported	Comparable
Full-Year 1999	Change	Change

Physical Case Bottle and Can Volume:

Consolidated	4%	(1)%

North American Territories	4%	(2)%

European Territories	3%	3%

The consolidated decrease in volume reflects declines in Coca-Cola classic and diet Coke and strong performance in Sprite, Fruitopia, POWERaDE, and Dasani. On a unit case basis, North America represented 78% and 77% of the Company’s 1999 and 1998 volume, respectively. The 1999 North American volume decreased by slightly less than 2%, primarily reflecting the decreases in the sales of 6-pack and 24-pack can packages in the future consumption channels where the most significant focus on margin improvement occurred. However, North American volume performance improved consistently after the second quarter of 1999, turning positive and approaching 1% in the fourth quarter of 1999. This improvement was led by the growth in high-margin immediate consumption channels with 20-ounce PET packaging up approximately 9% and full service vending volume up by more than 12%.

Management’s Financial Review

Selling, Delivery, and Administrative Expenses

In 1999 consolidated selling, delivery, and administrative expenses increased 10% from 1998. The increase resulted primarily from the product recall costs of $12 million and the increases in depreciation and amortization expenses relating to capital spending and acquisitions.

Interest Expense

In 1999 interest expense increased over reported 1998 interest, reflecting a higher 1999 debt balance primarily as a result of 1999 and 1998 acquisitions and capital spending. The weighted average cost of debt was 6.6% for 1999 and 6.9% in 1998. At the end of 1999, 24% of the Company’s debt portfolio was comprised of floating-rate debt with the remainder at fixed rates.

Income Tax Expense

The Company’s effective tax rate for 1999 was 33%, approximately equal to the 1998 effective tax rate excluding the impact of the 1998 United Kingdom tax rate change. The Company’s effective tax rate reflects a combination of actual 1999 pretax earnings and the beneficial tax impact of international operations including the favorable tax treatment granted to certain international operations under a tax holiday that expired in 1999.

Per Share Data

In 1999 the Company generated basic and diluted net income from operations of $0.13 per common share as compared to reported 1998 basic and diluted net income of $0.36 and $0.35 per common share, respectively. Currency exchange rates did not have a material impact on 1999 earnings per share.

      The 1999 nonrecurring product recall costs reduced earnings per share by $0.16, and the 1998 one-time benefit from the United Kingdom tax rate change increased 1998 results by $0.07 per share. Excluding these nonrecurring items in 1999 and 1998, the 1999 net income per diluted share was $0.29 compared to the 1998 adjusted results of $0.28 per share.

      In 1999 the Company repurchased and settled approximately 4 million shares of common stock for an aggregate cost of $81 million under its share repurchase program, and issued approximately 22 million treasury shares of common stock in connection with its acquisitions of bottling operations.

Cash Flow and Liquidity Review 1999

Capital Resources

Our sources of capital include, but are not limited to, cash flows from operations, the issuance of public or private placement debt, bank borrowings, and the issuance of equity securities. We believe that available short-term and long-term capital resources are sufficient to fund our capital expenditure and working capital requirements, scheduled debt payments, interest and income tax obligations, dividends to our shareowners, acquisitions, and share repurchases.

      For long-term financing needs, we had available at December 31, 1999 (i) $2.7 billion in registered debt securities for issuance under a registration statement with the Securities and Exchange Commission, (ii) $1.3 billion in debt securities under a Euro Medium Term Note Program, and (iii) an additional $0.9 billion in debt securities under a Canadian Medium Term Note Program.

      We satisfy seasonal working capital needs and other financing requirements with bank borrowings and short-term borrowings under our commercial paper program and other credit facilities. At December 31, 1999, we had approximately $157 million outstanding under these credit facilities, with an additional $3.9 billion available for future borrowings. We intend to continue refinancing borrowings under our commercial paper programs and our short-term credit facilities with longer-term fixed and floating rate financings.

      Our sources of capital allow us the financial flexibility to execute our capital spending plan, complete our disciplined acquisition strategy of acquiring businesses that offer us opportunities to implement our operating strategies, improve our rates of return, and increase shareowner value over the long term.

Summary of Cash Activities

The Company’s principal sources of cash consisted of those derived from operations of $1.4 billion and proceeds from the issuance of debt aggregating $2.0 billion. The Company’s primary uses of cash were capital expenditures totaling $1.5 billion, long-term debt repayments totaling $1.5 billion, and share repurchases for treasury of $81 million.

      Operating Activities: Cash flows from operating activities in 1999 resulted from the favorable operating performance discussed earlier. The increases in depreciation and amortization expenses for 1999 were caused by increased capital spending and the acquisitions of bottling operations.

      Investing Activities: The Company’s continued capital investments in its infrastructure and the acquisitions of bottling operations resulted in net cash used in investing activities of approximately $1.7 billion.

      In 1999 the Company acquired bottlers in the United States and Europe for a total purchase price plus assumed debt of approximately $730 million. Since the Company’s inception, we have acquired numerous bottling companies for a total cost of approximately $13 billion.

Consolidated Statements of Cash Flows
(In millions)

Year Ended December 31,	1999	1998	1997

Cash Flows From Operating Activities
Net income	$59	$142	$171
Adjustments to reconcile net income to net cash derived from operating activities:

Depreciation	899	725	566

Amortization	449	395	380

Deferred income tax benefit	(74)	(33)	(80)

Changes in assets and liabilities, net of effects from acquisitions of bottling operations:

Trade accounts and other receivables	51	(259)	(55)

Inventories	(80)	(50)	(17)

Prepaid expenses and other assets	(53)	(58)	(20)

Accounts payable and accrued expenses	10	133	(46)

Other	141	(49)	43

Net cash derived from operating activities	1,402	946	942

Cash Flows From Investing Activities Investments in capital assets	(1,480)	(1,551)	(967)

Fixed asset disposals	9	17	20

Cash investments in bottling operations, net of cash acquired ($1,580 was paid to The Coca-Cola Company for bottling operations in 1997.)	(111)	(221)	(1,987)

Other investing activities	(146)	(86)	—

Net cash used in investing activities	(1,728)	(1,841)	(2,934)

Cash Flows From Financing Activities Net (decrease) increase in commercial paper	(23)	814	120

Issuance of long-term debt	1,969	4,194	4,504

Payments on long-term debt	(1,512)	(3,573)	(2,613)

Stock purchases for treasury	(81)	(455)	—

Cash dividend payments on common and preferred stock	(70)	(58)	(33)

Exercise of employee stock options	16	23	13

Cash received (paid) on currency hedges	100	(27)	6

Additional financing activities	—	—	(7)

Net cash derived from financing activities	399	918	1,990

Net Increase (Decrease) in Cash and Cash Investments	73	23	(2)

Cash and cash investments at beginning of year	68	45	47

Cash and Cash Investments at End of Year	$141	$68	$45

Supplemental Noncash Investing and Financing Activities Investments in bottling operations:

Fair values of assets acquired	$1,206	$2,697	$6,146

Debt issued and assumed	(115)	(516)	(1,621)

Other liabilities assumed	(379)	(1,019)	(2,538)

Equity issued	(601)	(941)	—

Cash paid, net of cash acquired	$111	$221	$1,987

Cash paid during the year for:

Interest (net of capitalized amounts)	$722	$658	$482

Income taxes	$31	$59	$125

      The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Financing Activities: During 1999 the Company issued $558 million in Notes due 2002-2021 with a weighted average interest rate of 5.5% and $452 million in Notes due 2002-2009 with a weighted average interest rate of 5.9% under its Euro Medium Term Note Program and its Canadian Medium Term Note Program, respectively. Additionally, the Company issued $300 million of 7.125% Notes due 2009 under its shelf registration statement with the Securities and Exchange Commission. Cash received on currency hedges results from settlements of currency swap agreements, including hedges on net investments in international subsidiaries.

Management’s Financial Review

Financial Position 1999

Assets

Overall, the increase in total assets from December 31, 1998, to December 31, 1999, was primarily attributable to the 1999 acquisitions and capital expenditures. The increase in franchises and other noncurrent assets was also a direct result of the franchise assets acquired in these acquisitions. The increase in property, plant, and equipment resulted from acquisitions combined with 1999 capital expenditures of approximately $1.5 billion.

Liabilities and Equity

The increase in long-term debt, deferred income taxes, and additional paid-in capital also resulted primarily from acquisitions. Increased capital spending and share repurchases also contributed to the increase in long-term debt. In 1999 we repurchased 4 million shares of the Company’s common stock, which were added to the Company’s treasury stock at a cost of $81 million, and issued approximately 22 million treasury shares for the purchase of certain bottling operations resulting in an increase to additional paid-in capital of $430 million.

      In connection with the 1998 acquisitions of The Coca-Cola Bottling Company of Bellingham and the Great Plains Bottlers and Canners, Inc., the Company issued 96,900 shares of $1 par value voting convertible preferred stock (“Bellingham series”) and issued 401,474 shares of $1 par value voting convertible stock (“Great Plains series”). During 1999, 21,900 shares of Bellingham series were converted into 92,784 shares of common stock from treasury. The increase in additional paid-in capital resulting from the difference between the stated value of the preferred stock and the cost of treasury stock issued was approximately $1 million.

      In 1999 activities in currency markets resulted in a $66 million adjustment to the Company’s accumulated other comprehensive income (loss). As currency exchange rates fluctuate, translation of the statements of operations for our international businesses into U.S. dollars will affect the comparability of revenues and expenses between periods.

Interest Rate and Currency Risk Management

Interest Rates: Interest rate risk is present with both fixed and floating rate debt. Additionally, the Company is exposed to interest rate risks in international environments because of the Company’s intent to finance the purchase and cash flow requirements of its international subsidiaries with local borrowings or borrowings that are effectively exchanged into local borrowings through swap agreements. Interest rates in these markets typically differ from those in the United States. We use interest rate swap agreements and other risk management instruments to manage our fixed/floating debt profile.

      Interest rate swap agreements generally involve exchanges of interest payments based on fixed and floating interest rates without exchanges of underlying face (notional) amounts of the designated hedges. We continually evaluate the credit quality of counterparties to interest rate swap agreements and other risk management instruments and do not believe there is a significant risk of nonperformance by any of the counterparties.

      As a result of the Company’s use of floating rate debt, if market interest rates average 1% more in 2000 than the rates at December 31, 1999, interest expense for 2000 would increase by $28 million. Comparatively, if market interest rates had averaged 1% more in 1999 than the rates at December 31, 1998, interest expense for 1999 would have increased by $32 million. This amount was determined by calculating the effect of the hypothetical interest rate on our floating rate debt, after giving consideration to our interest rate swap agreements and other risk management instruments. This amount does not include the effects of certain potential results of increased interest rates, such as a reduced level of overall economic activity or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume changes in our financial structure.

Currency: Our European operations represented approximately 23% of consolidated long-lived assets and approximately 26% of consolidated net operating revenues for 1999. Because of our international operations, we are exposed to translation risk when the local currency statements of operations are translated into U.S. dollars. As currency exchange rates fluctuate, translation of the statements of operations of international businesses into U.S. dollars will affect comparability of revenues and expenses between years. None of the components of our consolidated statements of income was materially affected by exchange rate fluctuations in 1999, 1998, or 1997. We hedge a significant portion of our net investments in international subsidiaries by financing the purchase and cash flow requirements of international subsidiaries through either local currency borrowings or borrowings that are effectively exchanged into local borrowings through currency swap agreements. The Company’s revenues are denominated in each international subsidiary’s local currency; thus, the Company is not exposed to currency transaction risk on its revenues.

      The Company is exposed to currency transaction risk on certain purchases of raw materials made and other obligations assumed by its international subsidiaries.

Consolidated Balance Sheets
(In millions except share data)

December 31,	1999	1998

ASSETS

Current Cash and cash investments, at cost approximating market	$141	$68
Trade accounts receivable, less allowance reserves of $62 and $57, respectively	1,347	1,337

Amounts receivable from The Coca-Cola Company, net	18	—

Inventories:

Finished goods	403	373

Raw materials and supplies	266	170

	669	543

Current deferred income tax assets	125	74

Prepaid expenses and other current assets	281	263

Total Current Assets	2,581	2,285

Property, Plant, and Equipment	359	349

Land

Buildings and improvements	1,371	1,237

Machinery and equipment	7,210	6,068

	8,940	7,654

Less allowances for depreciation	3,595	2,956

	5,345	4,698

Construction in progress	249	193

Net Property, Plant, and Equipment	5,594	4,891

Franchises and Other Noncurrent Assets, Net	14,555	13,956

	$22,730	$21,132

LIABILITIES AND SHAREOWNERS’ EQUITY

Current Accounts payable and accrued expenses	$2,389	$2,254

Amounts payable to The Coca-Cola Company, net	—	3

Current portion of long-term debt	1,225	1,140

Total Current Liabilities	3,614	3,397

Long-Term Debt, Less Current Maturities	10,153	9,605

Retirement and Insurance Programs and Other Long-Term Obligations	1,088	977

Long-Term Deferred Income Tax Liabilities	4,951	4,715

Shareowners’ Equity Preferred stock	47	49

Common stock, $1 par value — Authorized — 1,000,000,000 shares; Issued — 448,467,105 and 446,319,946 shares, respectively	448	446

Additional paid-in capital	2,667	2,190

Reinvested earnings	447	458

Accumulated other comprehensive income (loss)	(74)	(2)

Common stock in treasury, at cost — 27,149,854 and 44,865,214 shares, respectively	(611)	(703)

Total Shareowners’ Equity	2,924	2,438

	$22,730	$21,132

      The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

We use currency forward agreements and purchased currency options to hedge a certain portion of the aforementioned raw material purchases and other obligations. Notional amounts outstanding for option contracts at December 31, 1999, were $6 million. The notional amount outstanding at December 31, 1999, for currency forward exchange agreements was $232 million. These forward contracts are scheduled to expire in 2000 and 2001. For the years ended December 31, 1999 and 1998, the result of a hypothetical 10% adverse movement in foreign exchange rates applied to the hedging agreements and underlying exposures described above would not have a material effect on our earnings on an annual basis.

Consolidated Statements of Shareowners’ Equity
(In millions except per share data)

Year Ended December 31,	1999	1998	1997

Preferred Stock Balance at beginning of year	$49	$—	$134
Issuance of shares to effect acquisitions	—	49	—

Conversion of preferred stock to common stock	(2)	—	(134)

Balance at end of year	47	49	—

Common Stock Balance at beginning of year	446	443	147

Exercise of employee stock options	2	3	1

3-for-1 common stock split	—	—	295

Balance at end of year	448	446	443

Additional Paid-in Capital Balance at beginning of year	2,190	1,364	1,434

Issuance of management stock performance awards	(2)	—	57

Unamortized cost of management stock performance awards	—	—	(57)

Expense amortization of management stock performance awards	10	13	89

Exercise of employee stock options	14	20	12

Tax effect of management stock performance awards	21	31	12

Conversion of preferred stock to common stock	1	—	94

Conversion of executive deferred compensation to equity	3	5	18

3-for-1 common stock split	—	—	(295)

Issuance of shares to effect acquisitions	430	757	—

Balance at end of year	2,667	2,190	1,364

Reinvested Earnings Balance at beginning of year	458	374	237

Dividends on common stock (per share — $0.16 in 1999, $0.13 in 1998 and $0.10 in 1997)	(67)	(57)	(32)

Dividends on preferred stock	(3)	(1)	(2)

Net income	59	142	171

Balance at end of year	447	458	374

Treasury Stock Balance at beginning of year	(703)	(383)	(423)

Issuance of management stock performance awards	2	—	—

Purchase of common stock for treasury	(81)	(455)	—

Issuance of shares to effect acquisitions	171	135	—

Conversion of preferred stock to common stock	—	—	40

Balance at end of year	(611)	(703)	(383)

Accumulated Other Comprehensive Income (Loss) Currency translations, net of tax	(66)	21	(37)

Unrealized losses on securities, net of tax	(6)	—	—

Minimum pension liability adjustment, net of tax	—	(7)	—

Net other comprehensive income adjustments	(72)	14	(37)

Balance at beginning of year	(2)	(16)	21

Balance at end of year	(74)	(2)	(16)

Total Shareowners’ Equity	$2,924	$2,438	$1,782

Comprehensive (Loss) Income
Net income	$59	$142	$171

Net other comprehensive income adjustments	(72)	14	(37)

Total comprehensive (loss) income	$(13)	$156	$134

      The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Management’s Financial Review

Current Trends and Uncertainties

Euro Currency Conversions

On January 1, 1999, 11 of the 15 Member States of the European Union established fixed conversion rates between existing currencies and the European Union’s common currency (“euro”). The Company conducts business in several of these Member States. The transition period for the introduction of the euro is January 1, 1999, through January 1, 2002, and by July 1, 2002, all Member States’ currencies will be replaced by the euro.

      We have established a multifunctional task force to address the issues involved with the introduction of the euro. The issues facing the Company include converting information technology systems, adapting business processes and equipment such as vending machines, reassessing currency risk, and processing tax and accounting records.

      The Company is in the process of identifying all material risks and is developing an implementation plan for the conversion to the euro. The following table lists certain milestones identified and their projected completion dates with respect to the euro conversion.

Milestones	Key Dates

Business requirements gathering	Completed

Solution design and schedule	Completed

Development of solutions	3rd Qtr. 2000

Implementation of solutions	4th Qtr. 2000

Begin managing business operations in euro	1st Qtr. 2001

Vending machines ready for euro coinage	4th Qtr. 2001

Finalize local currency conversions	2nd Qtr. 2002

      As of December 31, 1999, the Company had incurred and expensed less than $1 million in costs associated with this conversion process. The Company estimates the total cost to complete this project will be in the range of $30 million to $40 million, and approximately 70% of these costs will be capitalized. Our business resources currently available are sufficient to meet the requirements needed to complete the euro initiative. The euro system activities will be a key part of our ongoing systems standardization process. Total information technology (IT) spending in Europe for 2000 is expected to approximate 1999 IT spending levels.

      The euro conversion may have long-term competitive pricing implications by enhancing cross-border product price transparency among the participating countries of the European Union and by changing established local currency price points. We are continuing to assess our pricing and marketing strategies to ensure we remain competitive locally and in the broader European market. However, we cannot reasonably predict the long-term effects one common currency may have on pricing and costs or the resulting impact, if any, on financial condition or results of operations. Additionally, the Company may be at risk to the extent third parties are unable to deal effectively with the impact of the euro conversion, which in turn could impact Company operations.

      Based upon progress to date, the Company believes use of the euro will not have a significant impact on the manner in which it conducts business or processes accounting records. However, due to numerous uncertainties we cannot be assured that all issues related to the euro conversion have been identified and that any additional issues would not have a material effect on the Company’s operations or financial condition.

Year 2000 Compliance

Our Year 2000 strategic plan identified initiatives necessary to minimize failures of our electronic systems to process date-sensitive information in the Year 2000 and beyond. Necessary modifications and replacements of our critical IT systems and our non-IT systems were completed. The Company did not experience any significant failures of its electronic systems during the transition from 1999 to 2000. We will continue to monitor system performance throughout the year 2000 to ensure continued compliance.

      We incurred approximately $35 million through the end of 1999 in the implementation of our Year 2000 strategic plan for both IT and non-IT systems, of which approximately $9 million has been capitalized.

Tax Contingency

The Company’s bottler in Canada, acquired in 1997, is being audited for the years 1990 through 1996 by Canadian tax authorities. The authorities have raised issues that will likely result in an assessment of additional taxes. If an assessment is made, the authorities by law may require as much as one-half of any amount assessed to become immediately due and payable while the bottler pursues an appeal. The bottler believes it has substantial defenses to the issues being raised; however, it is too early to accurately predict the amount of any ultimate assessment or the final outcome of this matter.

Other Contingencies

At December 31, 1999, there were two federal and one state Superfund sites for which the Company’s involvement or liability as a potentially responsible party (“PRP”) was unresolved. We believe any ultimate liability under these PRP designations will not have a material adverse effect on our financial position, cash flows, or results of operations. In addition, there were 24 federal and seven state sites for which it had been concluded the Company either had no responsibility, the ultimate liability amounts would be less than $100,000, or payments made to date by the Company would be sufficient to satisfy the Company’s liability. In addition, the Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect the Company’s financial position, results of operations, or liquidity.

Accounting Developments

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” in June 1998 and SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of the FASB Statement No. 133,” in June 1999. SFAS No. 133 requires that all derivatives be recorded at fair market values on the balance sheet and establishes new accounting rules for hedging instruments. SFAS No. 137 defers the effective date of SFAS No. 133 for one year. SFAS No. 133 will now be effective for fiscal years beginning after June 15, 2000; early adoption is allowed. The Company is conducting an evaluation of hedging policies and strategies for existing derivatives and any future derivative transactions. The effect of adoption on the Company’s financial statements will ultimately depend on the policies adopted.

      In September 1999 the FASB issued an exposure draft that would amend APB Opinion No. 16, “Business Combinations,” and supersede APB Opinion No. 17, “Intangible Assets.” This exposure draft proposes to modify the method of accounting for business combinations and addresses the accounting for intangible assets. The Company is currently examining the effects these proposed changes may have on the operating results and the financial statements of the Company.

Notes to Consolidated Financial Statements

1 Significant Accounting Policies

The Company’s Business: Coca-Cola Enterprises Inc. (“the Company”) is the world’s largest marketer, distributor, and producer of bottle and can liquid nonalcoholic refreshment. The Company distributes its bottle and can products to customers and consumers in the United States and Canada through franchise territories in 46 states in the United States, the District of Columbia, and the 10 provinces of Canada. The Company is also the sole licensed bottler for products of The Coca-Cola Company in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands.

Basis of Presentation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company’s fiscal year ends December 31. For quarterly reporting convenience, the Company reports on the Friday closest to the end of the quarterly calendar period. The financial statements and accompanying notes prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) include estimates and assumptions made by management which affect reported amounts. Actual results could differ from those estimates.

Revenue Recognition: The Company recognizes net revenues from the sale of its products at the time of delivery to the customers.

Cash Investments: Cash investments include all highly liquid cash investments purchased with original maturity dates less than three months. The fair value of cash and cash investments approximates the amounts shown in the financial statements.

Credit Risk and Sale of Accounts Receivable: The Company sells its products to chain stores and other customers and extends credit, generally without requiring collateral, based on an evaluation of the customer’s financial condition. Potential losses on receivables are dependent on each individual customer’s financial condition and sales adjustments granted after the balance sheet date. The Company monitors its exposure to losses on receivables and maintains allowances for potential losses or adjustments. The Company’s accounts receivable are typically collected within approximately 30 days.

      In 1999 and 1998, the Company had an agreement with a Canadian financial institution whereby the Company could sell up to approximately $51 million and $49 million, respectively, of designated pools of accounts receivable. At December 31, 1999 and 1998, the Company had sold approximately $51 million and $49 million, respectively, of receivables, which are excluded from the accompanying balance sheets. The Company retains collection and administrative responsibilities for the accounts receivable sold.

Inventories: The Company values its inventories at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method.

Property, Plant, and Equipment: Property, plant, and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of 20 to 40 years for buildings and improvements and three to 20 years for machinery and equipment. Leasehold improvements are amortized over the shorter of the asset’s life or the remaining contractual lease term.

      Effective January 1, 2000, the Company will prospectively revise the estimated useful lives and residual values of certain fixed assets based on the results of a comprehensive analysis of the Company’s historical fixed asset experience completed in late 1999. This historical experience generally reflects the positive impact of various programs implemented by the Company in recent years designed to improve asset management and enhance functionality. Specifically, the Company implemented operational systems to track and monitor assets, structured maintenance and refurbishment programs, and enhanced specification purchase requirements. The study indicates that these programs are extending the useful lives of certain fixed assets, principally vehicles and cold drink equipment, and increasing the value of certain assets upon disposition. This change in accounting estimate will generally result in a greater proportion of the Company’s operating assets being depreciated over longer useful lives, although the Company’s asset life ranges will generally not change. The change in estimates will decrease depreciation expense in 2000 by approximately $160 million, or $0.23 per diluted common share after tax.

Franchises and Other Noncurrent Assets, Net: Franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchiser within specified territories. The majority of the Company’s franchise agreements are perpetual, reflecting a long and ongoing relationship with The Coca-Cola Company and other franchisers. The Company’s agreements covering its European and Canadian operations are not perpetual because The Coca-Cola Company does not grant perpetual franchise rights outside the United States. The Company believes these agreements will continue to be renewed at each expiration date, and therefore, are essentially perpetual.

Notes to Consolidated Financial Statements

      Franchise costs are amortized on a straight-line basis over 40 years, the maximum period allowed under GAAP. Accumulated franchise amortization amounted to $2,296 million and $1,898 million at December 31, 1999 and 1998, respectively.

      In the event facts and circumstances indicate the cost of franchises or other assets may be impaired, an evaluation of recoverability would then be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down to market value or discounted cash flow value is required. In 1999, 1998, and 1997 the Company had no significant impairment losses.

Insurance Programs: In general, the Company is self-insured for costs of workers’ compensation, casualty, and health and welfare claims. The Company uses commercial insurance for casualty and workers’ compensation claims as a risk reduction strategy to minimize catastrophic losses. Workers’ compensation and casualty losses are provided for using actuarial assumptions and procedures followed in the insurance industry, adjusted for Company-specific history and expectations.

Management Stock-Based Compensation Plans: The Company accounts for stock-based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25 and related Interpretations, as permitted by Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). As part of the Company’s overall management compensation program, the Company issues stock compensation awards to key executives and employees. The Company believes these awards enhance the focus of its employees on shareowner value, resulting in higher stock values for the Company’s shareowners.

Foreign Currency Translations: Assets and liabilities of international operations are translated from the local currency into U.S. dollars at the approximate rate of currency exchange at the end of the fiscal period. Translation gains and losses of foreign operations are included in accumulated other comprehensive income (loss) as a component of shareowners’ equity. Revenues and expenses are translated at average monthly exchange rates for the preceding month. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in results of operations.

Derivative Financial Instruments: The Company uses swap agreements and other risk management instruments to manage its interest rate exposures. The Company specifically designates these agreements as hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period the differentials occur.

      The Company is exposed to financial risks from movements in currency exchange rates from its international operations. To manage these risks, the Company selectively uses currency swap agreements, forwards, and options and specifically designates these instruments as hedges of (i) net investments in international subsidiaries, (ii) foreign currency-denominated debt, (iii) anticipated foreign currency transactions, or (iv) firmly committed foreign currency transactions. In conjunction with the aforementioned instruments, the Company uses local currency debt to hedge a certain portion of the net investment in selected international subsidiaries. Realized and unrealized gains and losses from hedges of net investments are included in accumulated other comprehensive income (loss) as a component of shareowners’ equity. Gains and losses on hedges of foreign currency-denominated debt offset gains and losses on foreign currency-denominated debt and are recognized in other nonoperating income (deductions). Realized and unrealized gains and losses from hedges of anticipated and firmly committed foreign currency transactions are recognized as adjustments to gains and losses resulting from the underlying hedged transactions. The Company does not hold or issue financial instruments for trading purposes.

      The Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” in June 1998 and SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133,” in June 1999. SFAS No. 133 requires that all derivatives be recorded at fair market values on the balance sheet and establishes new accounting rules for hedging instruments. SFAS No. 137 defers the effective date of SFAS No. 133 for one year. SFAS No. 133 will now be effective for fiscal years beginning after June 15, 2000; early adoption is allowed. The Company is conducting an evaluation of hedging policies and strategies for existing derivatives and any future derivative transactions. The effect of adoption on the Company’s financial statements will ultimately depend on the policies adopted.

Marketing Costs and Support Arrangements: The Company participates in various programs supported by The Coca-Cola Company or other franchisers. Under these programs, certain costs incurred by the Company are reimbursed by the applicable franchiser. Depending on the objective of each specific program, support payments are recognized as either a reduction of sales discounts and allowances in net revenues or a reduction of operating expenses. Franchiser funding is recognized when performance measures are met or as funded costs are incurred.

Notes to Consolidated Financial Statements

2 Acquisitions and Divestitures

When acquiring bottling operations with Coca-Cola franchises, the Company purchases the right to market, distribute, and produce beverage products of The Coca-Cola Company in specified territories. When acquisitions of other franchiser product rights occur, similar rights are also obtained. The purchase method of accounting has been used for all acquisitions, and accordingly, the results of operations of acquired companies are included in the Company’s consolidated statements of income beginning at acquisition. In addition, the assets and liabilities of companies acquired are included in the Company’s consolidated balance sheet at their estimated fair values on the dates of acquisition.

      The following outlines the Company’s acquisition activity for 1999, 1998, and 1997.

1999

In 1999 the Company completed the following acquisitions for an aggregate purchase price of approximately $730 million:

United States

•	Cameron Coca-Cola Bottling Company, Inc., operating in Pittsburgh, Pennsylvania, and parts of Ohio and West Virginia,

•	Bryan Coca-Cola Bottling Company, operating in eastern Texas,

•	The Coca-Cola, Dr Pepper Bottling Company of Albuquerque, operating in western New Mexico,

•	Nacogdoches Coca-Cola Bottling Company, operating in eastern Texas,

•	Sulphur Springs Coca-Cola Bottling Company, operating in eastern Texas,

•	Montgomery Coca-Cola Bottling Company, Inc., operating in Alabama,

•	Perryton Coca-Cola Bottling Company, Inc., operating in the panhandles of Texas and Oklahoma,

•	Big Bend Coca-Cola Bottling Company, operating in southwest Texas, and

Europe

•	Sud Boissons S.A. and Société Boissons Gazeuses de la Cote d’Azur, operating in southern France and Monaco.

      These acquisitions were funded through a combination of cash, assumed debt, and shares of the Company’s common stock from treasury.

1998

On June 5, 1998, the Company acquired CCBG Corporation and Texas Bottling Group, Inc. ( “Coke Southwest”) operating in parts of Colorado, Kansas, New Mexico, Oklahoma, and Texas. The acquisition was completed for a transaction value of approximately $1.1 billion, with 55% of the transaction funded through the issuance of 17.8 million shares of the Company’s common stock and the remaining 45% funded through debt issued and assumed.

      Also in 1998, the Company acquired the following bottlers for a total transaction value of approximately $355 million:

United States

•	The Coca-Cola Bottling Company of Bellingham, located in the northwest corner of Washington State,

•	Great Plains Bottlers and Canners, Inc., operating in parts of Kansas, Nebraska, and South Dakota,

•	Soo Coca-Cola Bottling, Inc., located in the upper peninsula of Michigan,

•	Wolslager Group, operating in parts of Texas, New Mexico, and Arizona, and

Europe

•	The Coca-Cola bottling operations in Luxembourg, formerly owned by Soutirages Luxembourgeois S.A.

      These transactions were funded through combinations of cash, promissory notes, common stock, and convertible preferred stock.

1997

On August 7, 1997, the Company acquired The Coca-Cola Company’s 48% interest in Coca-Cola Beverages Ltd. (“Coke Canada”) and increased its ownership interest in The Coca-Cola Bottling Company of New York, Inc. (“Coke New York”) to 53% by acquiring The Coca-Cola Company’s 49% interest in Coke New York. In September 1997, the Company acquired the remaining shares of Coke Canada held by the public. In January 1998, the Company acquired the remaining shares of Coke New York held by

Notes to Consolidated Financial Statements

minority shareowners. The total transaction value (purchase price, acquired debt, and preferred stock) for all ownership interests in Coke New York and Coke Canada was approximately $1.7 billion. Coke Canada operates in all 10 Canadian provinces. Coke New York operates in the New York metropolitan area, certain other areas in the state of New York, and in parts of Connecticut, Massachusetts, New Hampshire, New Jersey, and Vermont.

      On February 10, 1997, the Company purchased Amalgamated Beverages Great Britain Limited (“ABGB”) from The Coca-Cola Company and Cadbury Schweppes plc for an aggregate transaction value (purchase price, assumed debt, and other long-term obligations) of approximately $2 billion. Coca-Cola & Schweppes Beverages Limited (“CCSB”), a wholly owned subsidiary of ABGB, produces and distributes beverage products of The Coca-Cola Company and Cadbury Schweppes plc in Great Britain. CCSB has entered into long-term contracts to continue to produce and distribute products of both The Coca-Cola Company and Cadbury Schweppes plc in Great Britain.

Pro Forma Information

The following table (in millions except per share data) summarizes unaudited pro forma financial information of the Company for 1997 as if the following 1997 acquisitions were acquired effective January 1, 1997:

•	Coke Canada,

•	Coke New York, and

•	ABGB.

1997

Net Operating Revenues	$12,377

Pro Forma Net Income Applicable to
Common Shareowners	$115

Pro Forma Basic Net Income Per
Share Applicable to Common
Shareowners	$0.30

Pro Forma Diluted Net Income Per
Share Applicable to Common
Shareowners	$0.29

The unaudited pro forma financial information reflects adjustments for (i) the repayment of certain assumed debt, (ii) financing of the transactions at an estimated financing cost for each acquisition, (iii) amortization of the value of the acquired franchise assets over 40 years, (iv) contractual changes to the business of certain of the acquired companies, and (v) the income tax effect of the foregoing.

      The effect of acquisitions completed in 1999 and 1998 was not presented in unaudited pro forma financial information because the acquisitions are not significant to the Company’s consolidated financial statements.

3 Nonrecurring Recall Costs

In June 1999, the Company recalled product in certain parts of Europe. Approximately 17 million unit cases of product were impacted by the product recall, less than 1% of the Company’s total annual volume. The cost of the recall of approximately $103 million consists primarily of recalled product costs, destruction costs, third party costs, warehousing costs, and pick-up/delivery costs. The quantities of product being destroyed are significant. We contracted with third parties and began the process of destroying the product, which we anticipate will be substantially complete by the end of the first quarter of 2000.

      The recall costs above do not include any financial impact related to lost sales or the potential impact on future sales, although the Company’s operating results are impacted by these items. The Company continues to expect recovery of some of the nonrecurring recall costs from insurance and/or third parties; however, 1999 results do not include any potential reimbursement. Settlement of amounts and timing of reimbursements are still being determined. Details of the nonrecurring costs are as follows:

		Accrual
	Non-	Balance at
	recurring	December 31,
(in millions)	Costs	1999

Cost of Sales
Cost of recalled product
(including taxes and third party
handling)	$59	$1
Destruction, transportation, and
warehousing costs	32	11

Total Cost of Sales	91	12

Selling, Delivery, and
Administrative Expenses
Selling costs	7	3
Legal, delivery, and administrative
costs	5	1

Total Selling, Delivery, and
Administrative Expenses	12	4

Total	$103	$16

Notes to Consolidated Financial Statements

4 Accounts Payable and Accrued Expenses

At December 31, accounts payable and accrued expenses consist of the following (in millions):

	1999	1998

Trade accounts payable	$877	$773

Accrued advertising costs	352	360

Accrued compensation and benefits	231	261

Accrued interest costs	198	194

Accrued taxes	230	156

Additional accrued expenses	501	510

	$2,389	$2,254

5 Long-Term Debt

The table below, summarizing the Company’s long-term debt at December 31, is adjusted for the effects of interest rate and currency swap agreements:

(in millions)	1999	1998

U.S. commercial paper
(weighted average rates of 4.8% and 4.5%)(A)	$1,737	$1,572

Canadian dollar commercial paper
(weighted average rates of 5.3% and 5.1%)	509	626

Canadian dollar notes due 2002 —
2009 (weighted average rate of 5.9%)(B)	460	—

Notes due 2001 — 2037
(weighted average rates of 6.8%)(C)	2,250	2,150

Debentures due 2012 — 2098
(weighted average rates of 7.4%)	3,800	3,800

8.35% zero coupon notes due
2020 (net of unamortized discount
of $1,570 and $1,598)	362	334

Euro notes due 2002 — 2021
(weighted average rates of 6.7% and 7.2%)(D)	1,722	1,199

Various foreign currency debt	326	869

Additional debt	212	178

Long-term debt including effect
of net asset positions of currency swaps	11,378	10,728

Net asset positions of currency
swap agreements(E)	—	17

	$11,378	$10,745

(A)	At December 31, 1999 and 1998, $1,154 million and $1,352 million, respectively, of the Company’s U.S. commercial paper had been effectively exchanged into non-U.S. dollar obligations through currency swap arrangements. These currency swap arrangements provide for the exchange of U.S. dollars into euros, Canadian dollars, and British pounds sterling and also provide for the periodic exchange of interest payments. The Company intends to renew these short-term currency swap arrangements as they expire. These currency swap arrangements hedge net investments in international subsidiaries.

(B)	In 1999 the Company issued $452 million in notes due 2002–2009 with a weighted average interest rate of 5.9% under its Canadian Medium Term Note Program.

(C)	In 1999 the Company issued $300 million of 7.125% notes due 2009 under its shelf registration statement with the Securities and Exchange Commission.

(D)	In 1999 the Company issued $558 million in notes due 2002–2021 with a weighted average interest rate of 5.5% under its Euro Medium Term Note Program.

(E)	The net asset positions of currency swap agreements are included in the balance sheets as assets.

      Aggregate maturities of long-term debt during the next five years are as follows (in millions): 2000 – $1,225; 2001 – $2,116; 2002 – $1,417; 2003 – $562; and 2004 – $452.

      The Company has domestic and international credit facilities to support its commercial paper programs and other borrowings as needed. At December 31, 1999 and 1998, the Company had $157 million and $687 million, respectively, of short-term borrowings outstanding under these credit facilities. At December 31, 1999 and 1998, the Company had approximately $3.9 billion and $3.8 billion, respectively, of amounts available under domestic and international credit facilities.

      At December 31, 1999 and 1998, approximately $2.0 billion and $2.4 billion, respectively, of borrowings due in the next 12 months were classified as maturing after one year due to the Company’s intent and ability through its credit facilities to refinance these borrowings on a long-term basis.

      At December 31, 1999 and 1998, the Company had available for issuance approximately $2.7 billion and $3.0 billion, respectively, in registered debt securities under a registration statement with the Securities and Exchange Commission. At December 31, 1999 and 1998, the Company had available for issuance approximately $1.3 billion in debt securities under a Euro Medium Term Note Program and at December 31, 1999, the Company had approximately $0.9 billion available for issuance under a Canadian Medium Term Note Program.

      The credit facilities and outstanding notes and debentures contain various provisions which, among other things, require the Company to maintain a defined leverage ratio and limit the incurrence of certain liens or encumbrances in excess of defined amounts. These requirements currently are not, and it is not anticipated they will become, restrictive to the Company’s liquidity or capital resources.

Notes to Consolidated Financial Statements

6 Derivative Financial Instruments

Interest Rate Risk Management: The Company uses interest rate swap agreements and other risk management instruments to manage its fixed/floating debt profile. The Company had floating-to-fixed interest rate swaps with total notional amounts outstanding at December 31, 1999 and 1998, of $51 million and $48 million, respectively, expiring through 2001. At December 31, 1999 and 1998, the Company received a weighted average interest rate of 5.1% and 5.2%, respectively, and paid a weighted average interest rate of 5.2% in both years under these swaps. The Company has fixed-to-floating interest rate swaps with total notional amounts outstanding at December 31, 1999, of $300 million, expiring in 2009. At December 31, 1999, the Company received a weighted average interest rate of 6.8% and paid a weighted average interest rate of 5.9% under these swaps.

      At December 31, 1999 and 1998, the Company had interest rate caps outstanding of $1,019 million and $516 million, respectively. Premiums paid for these caps are amortized to interest expense over the contract term. Payments received during 1999 or 1998 under these cap agreements were not significant.

Currency Risk Management: The Company uses currency swap agreements, forward agreements, options, and other risk management instruments to manage its exposure to currency fluctuations.

      The Company uses currency options and currency forward agreements to hedge exchange rate exposure on certain of the Company’s international raw materials purchase commitments and other obligations. Notional amounts outstanding for option contracts at December 31, 1999, were $6 million. Premiums paid in conjunction with these contracts were not significant. The Company did not have option contracts outstanding at December 31, 1998; no option premiums were paid in 1998. Notional amounts outstanding for forward contracts at December 31, 1999 and December 31, 1998, were $232 million and $238 million, respectively. The Company’s forward contracts are scheduled to expire in 2000 and 2001.

Credit Risk: The Company is exposed to credit losses in the event of nonperformance by counterparties to exchange agreements. Counterparties to the Company’s exchange agreements are major financial institutions and their creditworthiness is subject to continuing review; however, full performance by these counterparties is anticipated.

7 Fair Values of Financial Instruments

The carrying amounts and fair values of the Company’s financial instruments at December 31 are summarized as follows (in millions; (liability)/asset):

	1999		1998
	Carrying	Fair	Carrying	Fair
	Amount	Values	Amount	Values

Debt Related Financial Instruments:

Long-term debt	$(11,341)	$(11,130)	$(10,721)	$(11,521)

Currency swap agreements in liability positions	(37)	(40)	(24)	(40)

Interest rate swap agreements	—	(7)	—	—

Interest rate cap agreements	—	1	—	—

	(11,378)	(11,176)	(10,745)	(11,561)

Currency swap agreements in asset positions	—	1	17	13

Net debt	$(11,378)	$(11,175)	$(10,728)	$(11,548)

Currency forward agreements	$—	$(26)	$—	$3

The term of commercial paper and the variable interest rate on variable rate debt result in the recorded liabilities of these instruments approximating their fair values. The fair values of the Company’s long-term debt, representing the estimated amounts at which the debt could be exchanged on the open market, are determined using the Company’s current incremental borrowing rate for similar types of borrowing arrangements. The Company does not anticipate any significant refinancing activities which would settle long-term debt at fair value. External valuations performed by investment bankers were used to determine the fair values of the Company’s currency forward agreements, currency options, currency swap agreements, interest rate swap agreements, and interest rate cap agreements.

Notes to Consolidated Financial Statements

8 Stock-Based Compensation Plans

The Company has elected to apply APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans, instead of applying the optional cost recognition requirements of SFAS 123. SFAS 123, if fully adopted, would change the method for cost recognition on the Company’s stock-based compensation plans. Pro forma disclosures as if the Company had adopted the SFAS 123 cost recognition requirements follow.

      The Company’s stock option plans provide for the granting of nonqualified stock options to certain key employees. Generally, options outstanding under the Company’s stock option plans are granted at prices which equal or exceed the market value of the stock on the date of grant. The Company’s unvested options vest over a period up to nine years and expire 10 years from the date of the grant. Certain option grants contain provisions that allow for accelerated vesting if various stock performance criteria are met. Compensation costs for performance-based stock option plans were $4 million, $5 million, and $54 million for 1999, 1998, and 1997, respectively. At December 31, 1999, approximately 35,000 performance-based stock options had not met the stock performance requirement.

      A summary of the status of the Company’s stock options as of December 31, 1999, 1998, and 1997, and changes during the year ended on those dates, is presented below (shares in thousands):

	1999		1998		1997
		Wtd. Avg.		Wtd. Avg.		Wtd. Avg.
	Shares	Exer. Price	Shares	Exer. Price	Shares	Exer. Price

Outstanding at beginning of year	27,270	$16.44	25,639	$8.70	22,104	$6.26

Granted at prices equaling grant
date prices	12,074	22.64	1,403	34.96	5,930	16.59

Granted at prices greater than
grant date prices	10,377	34.22	3,691	55.40	27	52.68

Exercised	(2,081)	7.22	(3,303)	7.24	(2,250)	5.74

Forfeited	(510)	32.77	(160)	25.93	(172)	13.69

Outstanding at end of year	47,130	22.18	27,270	16.44	25,639	8.70

Options exercisable at end of year	19,734		19,363		20,798

Options available for future grant	2,804		4,984		10,344

	1999	1998	1997

Weighted average fair value of
options granted during the year	$8.60	$9.16	$6.17

At prices equaling grant date prices	$10.32	$12.88	$6.18

At prices greater than grant date
prices	$6.90	$7.74	$4.35

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted assumptions for 1999, 1998, and 1997, respectively: (i) dividend yields of 0.4% for all years, (ii) expected volatility of 35%, 27%, and 25%, (iii) risk-free interest rates of 5.89%, 5.58%, and 6.41%, and (iv) expected life of six years for all years.

      The following table summarizes information about stock options outstanding at December 31, 1999 (shares in thousands):

		Options Outstanding			Options Exercisable
		Wtd. Avg.
Range of	Number	Remaining		Wtd. Avg.	Number	Wtd. Avg.
Exercise	Outstanding	Contractual		Exercise	Exercisable	Exercise
Prices	at 12/31/99	Life		Price	at 12/31/99	Price

$4 to 12	15,102	4.04	years	$6.55	15,102	$6.55
12 to 20	13,026	9.01		17.39	2,651	15.90
20 to 40	12,438	9.36		28.86	902	27.40
over 40	6,564	8.47		54.97	1,079	54.19

	47,130	7.43		22.18	19,734	11.36

Notes to Consolidated Financial Statements

The Company’s restricted stock award plans provide for awards to officers and certain key employees of the Company. For awards granted during 1996 and 1997, restricted stock vests generally only (i) upon attainment of certain increases in the market price of the Company’s stock within five years from the date of grant and (ii) after continued employment for a period of up to five years once the stock performance criterion is met. In 1999, the Company granted 66,000 restricted stock shares. These awards vest upon continued employment for a period of five years. All restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Upon issuance of restricted shares, unearned compensation is charged to shareowners’ equity for the cost of restricted stock and is recognized as amortization expense ratably over the vesting periods, as applicable. The amount of unearned compensation recognized as expense for restricted stock awards was $6 million, $8 million, and $35 million for 1999, 1998, and 1997, respectively.

If compensation cost for the Company’s grants under stock-based compensation plans had been determined under SFAS 123, the Company’s net income applicable to common shareowners, and basic and diluted net income per share applicable to common shareowners for 1999, 1998, and 1997, would approximate the pro forma amounts below (in millions except per share data):

	1999		1998		1997
	As	Pro	As	Pro	As	Pro
	Reported	Forma	Reported	Forma	Reported	Forma

Net income applicable to common
shareowners	$56	$36	$141	$131	$169	$194

Basic net income per share applicable to
common shareowners	$0.13	$0.08	$0.36	$0.33	$0.44	$0.51

Diluted net income per share applicable to
common shareowners	$0.13	$0.08	$0.35	$0.32	$0.43	$0.49

      The effects of applying SFAS 123 in this pro forma disclosure may not be indicative of future results. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are possible.

9 Preferred Stock

In connection with the acquisition of The Coca-Cola Bottling Company of Bellingham and the acquisition of Great Plains Bottlers and Canners, Inc., the Company issued 96,900 shares of $1 par value voting convertible preferred stock (“Bellingham series”) and issued 401,474 shares of $1 par value voting convertible preferred stock (“Great Plains series”). The Bellingham series must be converted no later than June 30, 2001, and the Great Plains series must be converted no later than August 7, 2003. During 1999, 21,900 shares of Bellingham series were converted into 92,784 shares of common stock from treasury. The increase in additional paid-in capital resulting from the difference between the stated value of the preferred stock and the cost of treasury stock issued was approximately $1 million.

10 Share Repurchases

Under the April 1996 share repurchase program authorizing the repurchase of up to 30 million shares, the Company can repurchase shares in the open market and in privately negotiated transactions. In 1999 and 1998 the Company repurchased and settled approximately 4 million and 15.5 million shares, respectively, of common stock for an aggregate cost of approximately $81 million and $455 million, respectively. In 1997 no repurchases were made under this program.

      Management considers market conditions and alternative uses of cash and/or debt, balance sheet ratios, and shareowner returns when evaluating share repurchases. Repurchased shares are added to treasury stock and are available for general corporate purposes including acquisition financing and the funding of various employee benefit and compensation plans.

Notes to Consolidated Financial Statements

11 Pension and Other Postretirement Benefit Plans

Pension Plans: The Company sponsors a number of defined benefit pension plans covering substantially all of its employees in North America and Europe. Additionally, the Company participates in various multiemployer pension plans worldwide. Total pension expense for multiemployer plans was $23 million in 1999, $20 million in 1998, and $15 million in 1997. The Company’s funding policy is to make annual contributions to the extent such contributions are tax deductible but not less than the minimum contribution required by applicable regulations.

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

      Summarized information on the Company’s pension and other postretirement benefit plans is as follows (in millions):

			Other
	Pension Plans		Postretirement Plans

	1999	1998	1999	1998

Reconciliation of benefit obligation

Benefit obligation at beginning of year	$1,171	$960	$269	$250

Service cost	60	46	7	6

Interest cost	80	71	18	19

Plan participants’ contributions	7	8	3	3

Amendments	—	4	3	—

Actuarial (gain) loss	(91)	97	(17)	5

Acquisitions	13	48	3	8

Benefit payments	(50)	(49)	(21)	(20)

Curtailments	—	(3)	—	—

Settlements	—	(1)	—	—

Translation adjustments	(5)	(10)	1	(2)

Benefit obligation at end of year	$1,185	$1,171	$266	$269

Reconciliation of fair value of plan assets

Fair value of plan assets at beginning of year	$1,014	$1,030	$—	$—

Actual return on plan assets	149	(11)	—	—

Employer contributions	19	15	18	17

Plan participants’ contributions	7	8	3	3

Benefit payments	(50)	(49)	(21)	(20)

Acquisitions	13	39	—	—

Settlements	—	(1)	—	—

Translation adjustments	2	(17)	—	—

Fair value of plan assets at end of year	$1,154	$1,014	$—	$—

Funded status

Funded status at end of year	$(31)	$(157)	$(266)	$(269)

Unrecognized transition asset	(3)	(4)	—	—

Unrecognized prior service cost (asset)	2	2	(83)	(95)

Unrecognized net (gain) loss	(20)	120	(14)	4

Fourth quarter contribution	4	4	—	—

Net amount recognized	$(48)	$(35)	$(363)	$(360)

Amounts recognized in the Balance Sheet consist of:

Prepaid benefit cost	$111	$104	$—	$—

Accrued benefit liability	(186)	(166)	(363)	(360)

Intangible asset	15	15	—	—

Other comprehensive income adjustment	12	12	—	—

Net amount recognized	$(48)	$(35)	$(363)	$(360)

Weighted average assumptions

Discount rate	7.5%	7.0%	7.5%	7.0%

Expected return on plan assets	9.3%	9.3%	—	—

Rate of compensation increase	4.9%	4.9%	—	—

Notes to Consolidated Financial Statements

      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $155 million, $135 million, and $63 million, respectively, as of December 31, 1999, and $728 million, $622 million, and $541 million, respectively, as of December 31, 1998.

	Pension Plans			Other Postretirement Plans

(in millions)	1999	1998	1997	1999	1998	1997

Components of net periodic benefit cost

Service cost	$60	$46	$34	$7	$6	$5

Interest cost	80	71	49	18	19	15

Expected return on plan assets	(99)	(87)	(57)	—	—	—

Amortization of transition asset	(1)	(1)	(1)	—	—	—

Amortization of prior service cost	(1)	(1)	(1)	(9)	(9)	(9)

Recognized actuarial loss	2	—	1	—	—	—

Net periodic benefit cost	41	28	25	16	16	11

Curtailment gain	—	(3)	—	—	—	—

Net periodic benefit cost after curtailments	$41	$25	$25	$16	$16	$11

      The primary U.S. postretirement benefit plan is a defined dollar benefit plan limiting the effects of medical inflation to the lesser of 4.0% or the assumed Consumer Price Index (“CPI”). The assumed CPI rate was 3.0% at December 31, 1999 and 1998. Because the plan has established dollar limits for determining Company contributions, the effect of a 1% increase in the assumed healthcare cost trend rate is not significant.

      The Company also sponsors qualified defined contribution plans covering substantially all employees in the U.S., Great Britain, and Canada. Under its primary plans, the Company matches 50% of participants’ voluntary contributions up to a maximum of 7% of the participants’ compensation. The Company’s contributions to these plans were $32 million in 1999, $27 million in 1998, and $22 million in 1997.

12 Income Taxes

The current income tax provision represents the amount of income taxes paid or payable for the year. The deferred income tax provision represents the change in deferred tax liabilities and assets and, for business combinations, the change in such tax liabilities and assets since the date of acquisition. Significant components of the provision for income taxes are as follows:

(in millions)	1999	1998	1997

Current:

Domestic
Federal	$19	$7	$41

State and local	15	15	15

European and Canadian	69	38	31

Total current provision	103	60	87

Deferred:

Domestic
Federal	$(4)	$(2)	$(24)

State and local	(4)	(4)	(3)

European and Canadian	(66)	2	5

Rate change —

United Kingdom	—	(29)	(58)

Total deferred benefit	(74)	(33)	(80)

Total provision for income taxes	$29	$27	$7

The tax benefit associated with management stock performance awards reduced taxes payable by $21 million, $31 million, and $12 million in 1999, 1998, and 1997, respectively. These benefits are reflected as an increase to additional paid-in capital. The Company had foreign denominated loans that increased taxes payable by $7 million in 1999 and decreased taxes payable by $8 million in 1998. The effect of these loans is reflected as a component of currency translations included in accumulated other comprehensive income (loss). In 1997 no such liability (benefit) was recognized. The tax liability (benefit) associated with short-term currency swap agreements increased (decreased) taxes payable by $27 million, $(4) million, and $14 million in 1999, 1998, and 1997, respectively. The liability (benefit) is reflected as a component of currency translation included in accumulated other comprehensive income (loss).

      Income before income taxes from international operations used in computing the Company’s tax provision for 1999, 1998, and 1997 was approximately $49 million, $151 million, and $162 million, respectively. These amounts are before interest and other corporate cost allocations that are not deductible in international tax computations.

Notes to Consolidated Financial Statements

      A reconciliation of the expected income tax expense at the statutory U.S. federal rate to the Company’s actual income tax provision follows:

(in millions)	1999	1998	1997

U.S. federal statutory expense	$31	$59	$62

State expense, net of federal
benefit	4	—	2

Taxation of European and
Canadian operations, net	(17)	(21)	(21)

Rate change benefit — United
Kingdom	—	(29)	(58)

Valuation allowance provision	3	8	15

Nondeductible items	7	6	5

Other, net	1	4	2

Total provision for income taxes	$29	$27	$7

      The Company’s tax provision reflects favorable income tax treatment granted to certain foreign operations under a tax holiday that expired in 1999. The favorable effect amounted to $10 million, $14 million, and $17 million in 1999, 1998, and 1997, respectively.

      Deferred income taxes are recognized for tax consequences of temporary differences between the financial and tax bases of existing assets and liabilities by applying enacted statutory tax rates to such differences. Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:

(in millions)	1999	1998

Deferred tax liabilities:

Franchise assets	$5,050	$4,851

Property, plant, and equipment	668	472

Total deferred tax liabilities	5,718	5,323

Deferred tax assets:

Net operating loss carryforwards	(425)	(387)

Employee and retiree
benefit accruals	(175)	(210)

Alternative minimum tax
credits	(158)	(137)

Other, net	(255)	(153)

Total deferred tax assets	(1,013)	(887)

Valuation allowances for
deferred tax assets	121	205

Net deferred tax liabilities	4,826	4,641

Current deferred tax assets	125	74

Total net deferred tax liabilities	$4,951	$4,715

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

      Valuation allowances of $121 million and $205 million as of December 31, 1999 and 1998, respectively, were established for the remaining deferred tax assets. Included in the valuation allowance as of December 31, 1999 and 1998, were $46 million and $132 million, respectively, for net operating loss carryforwards of acquired companies. Previously established valuation allowances for net operating losses of acquired companies were reduced in 1999 and 1998 by $85 million and $12 million, respectively. These reversals are based on a reassessment of the utilization of net operating loss carryforwards and are reflected as a reduction to franchise assets.

      Federal tax operating loss carryforwards total $767 million. The majority of these carryforwards were acquired through the purchase of various bottling companies. These carryforwards are available in varying amounts to offset future federal taxable income through their expiration in years 2000 through 2010.

      At December 31, 1999 and 1998, the Company’s foreign subsidiaries had $240 million and $263 million in distributable earnings, respectively. These earnings are exclusive of amounts that would result in little or no tax under current laws if remitted in the future. The Company’s earnings from foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

      The United Kingdom’s income tax rate was reduced from 33% to 31% in July 1997 effective April 1, 1997, and from 31% to 30% in July 1998 effective April 1, 1999. These rate changes reduced deferred tax liabilities associated with the Company’s operations in the United Kingdom by $29 million and $58 million in 1998 and 1997, respectively. These deferred tax liability reductions were recognized as credits to income tax expense.

Notes to Consolidated Financial Statements

13 Earnings Per Share

The following table provides a reconciliation between basic and diluted per share amounts:

(in millions except per share data)	1999	1998	1997

Net Income	$59	$142	$171

Preferred stock dividends	3	1	2

Net Income Applicable to Common Shareowners	$56	$141	$169

Basic Average Common Shares Outstanding	425	393	383

Effect of Dilutive Securities:

Stock compensation awards	11	13	13

Diluted Average Common Shares Outstanding	436	406	396

Basic Net Income Per Share Applicable to Common Shareowners	$0.13	$0.36	$0.44

Diluted Net Income Per Share Applicable to Common Shareowners	$0.13	$0.35	$0.43

On April 21, 1997, the Company’s shareowners approved an amendment to the Company’s certificate of incorporation to increase authorized common shares from 500 million to 1 billion and to effect a 3-for-1 stock split with no change in par values, effective for shareowners of record on May 1, 1997. To reflect the split, common stock was increased and additional paid-in capital was decreased by $295 million. For periods prior to the effective date of the stock split, outstanding shares and per share data contained in this report, except for dividends per share, have been restated to reflect the impact of the split.

      On April 17, 1998, the Company’s Board of Directors approved an increase in the regular quarterly dividend to $0.04 per common share. This quarterly dividend increase was effective and payable beginning July 1, 1998. Dividends are declared at the discretion of the Company’s Board of Directors.

14 Comprehensive Income (Loss)

The following table (in millions) presents a summary of the Company’s accumulated other comprehensive income (loss) items and related tax effects. Comprehensive income (loss) is comprised of net income and other adjustments that may include minimum pension liability adjustments, currency items such as foreign currency translation adjustments and hedges of net investments in international subsidiaries, and unrealized gains and losses on certain investments in debt and equity securities. The Company provides income taxes on its currency items, except for income taxes on the impact of currency translations, as earnings from international subsidiaries are considered to be indefinitely reinvested.

			Unrealized
			Gains and
	Currency	Pension	Losses on
	Items	Adjustments	Securities	Total

Balance, December 31, 1996	$21	$—	$—	$21

1997 Pre-Tax Activity	(15)	—	—	(15)

1997 Tax Effects	(22)	—	—	(22)

Balance, December 31, 1997	$(16)	$—	$—	$(16)

1998 Pre-Tax Activity	9	(12)	—	(3)

1998 Tax Effects	12	5	—	17

Balance, December 31, 1998	$5	$(7)	$—	$(2)

1999 Pre-Tax Activity	(34)	—	(9)	(43)

1999 Tax Effects	(32)	—	3	(29)

Balance, December 31, 1999	$(61)	$(7)	$(6)	$(74)

Notes to Consolidated Financial Statements

15 Related Party Transactions

At December 31, 1999, The Coca-Cola Company owned approximately 40% of the Company’s outstanding common shares. The Company generates approximately 91% of its product sales volume from the sale of products of The Coca-Cola Company. The Company and The Coca-Cola Company have entered into various transactions and agreements in the ordinary course of business. Certain of these transactions and agreements are disclosed in other sections of the accompanying financial statements and related notes. The following outlines other significant transactions between the Company and The Coca-Cola Company and its affiliates:

Marketing Support and Other Arrangements: The Coca-Cola Company engages in a variety of marketing programs, local media advertising, and other similar arrangements to promote the sale of products of The Coca-Cola Company in territories operated by the Company. In 1999, 1998, and 1997 total direct marketing support paid or payable to the Company, or on behalf of the Company by The Coca-Cola Company, approximated $767 million, $899 million, and $604 million, respectively. Pursuant to cooperative advertising, and brand and trade arrangements with The Coca-Cola Company, the Company paid The Coca-Cola Company $243 million, $173 million, and $144 million in 1999, 1998, and 1997, respectively, for local media, brand, and marketing program costs. In addition, funding for costs associated with market or infrastructure development paid or payable to the Company by The Coca-Cola Company approximated $338 million, $324 million, and $190 million in 1999, 1998, and 1997, respectively. The level of promotional programs principally reflect the Company’s continued growth and the effect of recent acquisitions. The Coca-Cola Company is under no obligation to continue past levels of funding.

Fountain Syrup and Package Product Sales: The Company sells fountain syrup back to The Coca-Cola Company in certain territories and delivers this syrup to certain major fountain accounts of The Coca-Cola Company. The Company will, on behalf of The Coca-Cola Company, invoice and collect amounts receivable for these fountain sales. In addition, the Company also sells bottle and can beverage products to The Coca-Cola Company at prices that are generally similar to the prices charged by the Company to its major customers. During 1999, 1998, and 1997 The Coca-Cola Company paid the Company approximately $419 million, $383 million, and $345 million, respectively, for fountain syrup, bottle and can products, and delivery and billing services.

16 Environmental Matters

The Company incurs costs to satisfy various federal and state regulations involving materials discharge, wastewater treatment, and underground storage tanks. The Company believes any amount it may be required to pay in excess of amounts previously funded or accrued would not have a materially adverse effect on the Company’s financial position, cash flows, or results of operations.

      At December 31, 1999, there were two federal and one state Superfund sites for which the Company’s involvement or liability as a potentially responsible party (“PRP”) was unresolved. The Company believes any ultimate liability under these PRP designations will not have a material adverse effect on its financial position, cash flows, or results of operations. In addition, there were 24 federal and seven state sites for which it had been concluded the Company either had no responsibility, the ultimate liability amounts would be less than $100,000, or payments made to date by the Company would be sufficient to satisfy the Company’s liability.

17 Geographic Operating Information

The Company operates in one industry: the marketing, distribution, and production of bottle and can liquid nonalcoholic refreshments. The Company operates in 46 states in the United States, the District of Columbia, and in the 10 provinces of Canada (collectively referred to as the “North American” territories), and in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands (collectively referred to as the “European” territories).

      The Company has no material amounts of sales or transfers between its North American and European territories and no significant United States export sales.

      The following presents long-lived assets as of December 31, 1999 and 1998, and net operating revenues for the years ended December 31, 1999, 1998, and 1997, by geographic territory (in millions):

	Long-lived Assets

	1999	1998

North American	$15,430	$14,121

European	4,719	4,726

Consolidated	$20,149	$18,847

	Net Operating Revenues(A)

	1999	1998	1997

North American	$10,728	$10,056	$8,216

European	3,678	3,358	3,062

Consolidated	$14,406	$13,414	$11,278

(A)	Because of acquisitions, business seasonality, and sales prohibitions resulting from the 1999 product recall, reported results may not be indicative of full-year results for periods presented.

Notes to Consolidated Financial Statements

18 Commitments and Contingencies

The Company has guaranteed payment of up to $254 million of indebtedness owed by certain affiliates to third parties. At December 31, 1999, these affiliates had approximately $157 million of indebtedness guaranteed by the Company. The Company has letters of credit outstanding aggregating approximately $159 million under self-insurance programs.

      As of December 31, 1999, the Company has entered into long-term purchase agreements with various suppliers. Subject to each supplier’s quality and performance, the aggregate purchase commitments covered by these agreements during the next five years are as follows (in millions): 2000 – $1,793; 2001 – $1,534; 2002 – $1,327; 2003 – $726; and 2004 – $3,108.

      The Company leases office and warehouse space, computer hardware, and machinery and equipment under lease agreements expiring at various dates through 2019. At December 31, 1999, future minimum lease payments under noncancelable operating leases aggregate approximately $95 million. Rent expense was approximately $80 million, $85 million, and $82 million during 1999, 1998, and 1997, respectively.

      The Company’s bottler in Canada, acquired in 1997, is being audited for the years 1990 through 1996 by Canadian tax authorities. The authorities have raised issues that will likely result in an assessment of additional taxes. The bottler believes it has substantial defenses to the issues being raised; however, it is too early to accurately predict the amount of any ultimate assessment or the final outcome of this matter. If an assessment is made, the authorities by law may require as much as one-half of any amount assessed to become immediately due and payable while the bottler pursues an appeal.

      The Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect the Company’s financial position, results of operations, or liquidity.

19 Quarterly Financial Information

Unaudited quarterly financial information follows (in millions except per share data):

					Fiscal
1999	First(A)	Second(B)	Third	Fourth	Year

Net operating revenues	$3,269	$3,797	$3,831	$3,509	$14,406

Gross profit	$1,226	$1,364	$1,471	$1,330	$5,391

Net (loss) income applicable to common shareowners	$(62)	$33	$103	$(18)	$56

Basic net (loss) income per share applicable to common shareowners	$(0.15)	$0.08	$0.24	$(0.04)	$0.13

Diluted net (loss) income per share applicable to common shareowners	$(0.15)	$0.08	$0.24	$(0.04)	$0.13

						Fiscal
1998	First(A)	Second	Third		Fourth(A)	Year

Net operating revenues	$2,958	$3,687	$3,528		$3,241	$13,414

Gross profit	$1,082	$1,390	$1,321		$1,230	$5,023

Net (loss) income applicable to common shareowners	$(51)	$111	$115	(C)	$(34)	$141

Basic net (loss) income per share applicable to common shareowners	$(0.13)	$0.28	$0.29		$(0.09)	$0.36	(D)

Diluted net (loss) income per share applicable to common shareowners	$(0.13)	$0.27	$0.28		$(0.09)	$0.35	(D)

For quarterly reporting, the Company reports on the Friday closest to the end of the quarterly calendar period for reporting convenience.

(A)	Each quarter presented includes 91 days, except for the first quarter of 1999 (92 days), the first quarter of 1998 (93 days), and the fourth quarter of 1998 (90 days).

(B)	The second quarter of 1999 includes a nonrecurring charge of $103 million pretax, or $0.16 per share applicable to common shareowners after tax, associated with the European product recall.

(C)	In the third quarter of 1998, the Company reduced its deferred tax liability and recognized a $29 million ($0.07 per share) credit to income tax expense as a result of the United Kingdom’s decision to reduce the corporate income tax rate.

(D)	Due to the method required by SFAS No. 128 to calculate per share data, the quarterly per share data does not total to the full-year per share data.

1998 Management’s Financial Review

Operations Review

Overview

In 1998 we achieved our objective of 10% comparable cash operating profit growth through effective management of the volume, revenue, and cost components of our business. The Company’s comparable cash operating profit growth reflected volume growth above industry rates in both our North American and European markets and increases in net revenues per case that offset higher cost of sales per case. We continued to invest additional capital to expand our geographic, product, package, and channel diversity and to act on local market opportunities. In 1998 this diversity continued to be a key factor in our ability to deliver consistent growth despite the highly competitive pricing environment in North America.

      For the 1998–1997 discussion, “comparable” operating results as presented in the Cash Operating Profit and Net Operating Revenues and Cost of Sales discussions are determined by adjusting:

•	1998 results to exclude the results of the 1998 acquisition of Coke Southwest and

•	1997 results (i) to include the results of significant 1997 acquisitions for the same periods included in 1998 reported results, and (ii) to reflect 1998 currency translation rates.

Cash Operating Profit in 1998 exceeded $1.9 billion, 19% above reported 1997 results and 10% above comparable 1997 performance.

Net Operating Revenues in 1998 were up 19% to $13.4 billion. Net operating revenues were comprised principally of wholesale sales to retailers, accounting for approximately 97% of our 1998 net revenues. Net revenues per case and cost of sales per case increased 1.5% and 1%, respectively, from comparable 1997 per case data.

      The net revenues per case increase reflected the benefits of joint marketing and promotional programs with The Coca-Cola Company along with favorable product, package, and channel mix shifts and limited price increases experienced in certain territories. Additionally, favorable packaging costs partially offset ingredient cost increases.

Volume growth in 1998 reflected strong performance of Coca-Cola classic, diet Coke/Coca-Cola light, Sprite, Barq’s, and the Company’s noncarbonated brand portfolio. In particular, Sprite demonstrated double-digit growth for the fifth consecutive year. Our brands continued to capture the majority of the nonalcoholic beverage per capita consumption growth as evidenced by our growth that exceeded overall industry growth rates.

      Comparable volume information represents reported results adjusted to include volume of 1998 and 1997 acquired companies for the same periods in 1997 as those periods for which the entities were owned in 1998. Comparable bottle and can physical case volume for 1998 increased over 1997 levels by 5%, following a 7% growth rate in 1997. The 1998 comparable growth resulted from a 6% increase in domestic volume, combined with a 2% growth in international volume. On a unit case basis, Europe represented 23% and 24% of the Company’s 1998 and 1997 volume, respectively. This change reflected our base volume and territory growth in North America.

Selling, Delivery, and Administrative Expenses as a percent of net operating revenues increased in 1998 to 31.0% from 1997 results of 30.7%. The slight increase resulted primarily from the net effect of increases in depreciation expense and infrastructure spending, which more than offset the increase in infrastructure funding from The Coca-Cola Company and the decrease in expenses associated with executive stock compensation plans.

Basic and Diluted Earnings Per Share in 1998 was $0.36 and $0.35 compared to reported year-to-date 1997 results of $0.44 and $0.43 per share. Net income per share amounts in 1998 and 1997 include tax benefits resulting from reductions in the United Kingdom’s corporate tax rate. In 1998 the benefit resulting from this tax rate reduction was $29 million, or $0.07 per common share, while in 1997 the benefit was $58 million, or $0.15 per common share.

      In 1998 the Company repurchased approximately 15.5 million shares of common stock for an aggregate cost of $455 million under its share repurchase program, and issued 27 million treasury shares in connection with its 1998 acquisitions.

      On April 17, 1998, the Company’s Board of Directors approved an increase of the regular quarterly dividend to $0.04 per common share from $0.025 per common share. This quarterly dividend increase was effective and payable beginning July 1, 1998.

Interest Expense in 1998 increased over reported 1997 interest expense, reflecting a higher 1998 debt balance primarily as a result of 1998 and 1997 acquisitions. The weighted average cost of debt was 6.9% for 1998 and 1997. At the end of 1998, the Company’s debt portfolio was comprised of 30% floating-rate debt with the remainder at fixed rates.

1998 Management’s Financial Review

Income Tax Expense and the Company’s deferred tax liabilities were reduced by $29 million in 1998 because of the reduction in the United Kingdom’s income tax rate from 31% to 30% effective April 1, 1999. Excluding this one-time tax benefit ($0.07 per common share), the Company’s effective tax rate for 1998 was 33%, below the 1997 effective tax rate of 37%.

1998 Cash Flow Review

Operating Activities

Cash flows from operating activities of $946 million in 1998 resulted from the favorable operating performance discussed earlier and from acquisitions. The 1998 increase in depreciation and amortization expenses is caused by increased capital spending and the acquisitions of bottling operations.

Investing Activities

The Company’s continued capital investments in its infrastructure and the acquisitions of bottling operations resulted in $1,841 million of net cash used in investing activities during 1998.

      The Company decided to accelerate capital spending in 1998 to take advantage of the many opportunities in our existing and newly acquired territories. The low interest and inflation rate environments coupled with the strength of our business made it an appropriate time to undertake this capital spending program.

      In 1998 the Company acquired the bottling operations in Luxembourg and five additional bottlers in the United States for a total purchase price plus assumed debt of approximately $1.5 billion. These transactions were funded through combinations of cash, promissory notes, common stock, and convertible preferred stock.

Financing Activities

In 1998 the Company issued $5 billion of notes and debentures under its shelf registration statement with the Securities and Exchange Commission, its Euro Medium Term Note Program, and its commercial paper programs. We used $455 million to repurchase approximately 15.5 million shares of the Company’s common stock in 1998.

Cautionary Statements

Certain expectations and projections regarding future performance of the Company referenced in this Annual Report are forward-looking statements. These expectations and projections are based on currently available competitive, financial, and economic data along with the Company’s operating plans and are subject to certain future events and uncertainties. We caution readers that in addition to the important factors described elsewhere in this Annual Report, the following factors, among others, could cause the Company’s actual consolidated results in 2000 and thereafter to differ significantly from those expressed in any forward-looking statements.

Marketplace — The Company’s response to continued and increased customer and competitor consolidations and marketplace competition may result in lower than expected net pricing of our products. In addition, competitive pressures may cause channel and product mix to shift away from more profitable cold drink channels and packages and adversely affect the Company’s overall pricing. Also, weather conditions, particularly in Europe, can have a significant impact on the Company’s sales volume. Net pricing, volume, and costs of sales are the primary determinants of net earnings.

Funding from The Coca-Cola Company — Material changes in levels of funding historically provided under various programs with The Coca-Cola Company, or our inability to meet the performance requirements for the anticipated levels of such support payments, could adversely affect future earnings. The Coca-Cola Company is under no obligation to continue past levels of funding.

Raw Materials — Our forecast of earnings and cash operating profit assumes no unplanned increases in the costs of raw materials, ingredients, packaging materials, or supplies. If such increases occur, and the Company is unable to increase its pricing to customers by comparable amounts, earnings and cash operating profit would be adversely affected.

Infrastructure Investment — Projected capacity levels of our infrastructure investment may differ from actual if our volume growth does not continue as anticipated. Significant changes from our expected timing of returns on cold drink equipment and employee, fleet, and plant infrastructure investments could adversely impact our future cash operating profit and net income.

Year 2000 Compliance — The inability to conduct business in certain areas because of Year 2000 concerns could have a materially adverse impact on our operating results and financial condition.

Euro Conversion — Unexpected costs associated with our European operations converting to the common European currency, the euro, may adversely affect future cash operating profit and net income.

Financing Considerations — Changes from our expectations regarding both interest rates and currency exchange rates can have a material impact on our earnings. We may not be able to mitigate completely the effect of significant interest rate or currency exchange rate fluctuations.

Nonrecurring Product Recall Costs — The long-term impact on sales related to the 1999 European product quality concerns and the uncertainty of related reimbursements from insurance and/or third parties could adversely affect future cash operating profit and net income.

Tax Contingency — The potential assessment of additional taxes resulting from audits conducted by the Canadian tax authorities may have a material impact on our earnings and financial condition.

Report of Management

Management has prepared the accompanying consolidated financial statements appearing in this Annual Report and is responsible for their integrity and objectivity. The consolidated financial statements, including amounts that are based on management’s best estimates and judgment, have been prepared in conformity with accounting principles generally accepted in the United States and are free of material misstatement. Management also prepared other information in this Annual Report and is responsible for its accuracy and consistency with the consolidated financial statements.

      Management maintains a system of internal accounting controls and procedures over financial reporting designed to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded, and reported properly. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written Code of Business Conduct adopted by the Board of Directors applicable to all employees of the Company and its subsidiaries. Management believes that the Company’s internal accounting controls provide reasonable assurance (i) that assets are safeguarded against material loss from unauthorized use or disposition and (ii) that the financial records are reliable for preparing consolidated financial statements and other data and maintaining accountability for assets.

      The Audit Committee of the Board of Directors, composed solely of directors who are not officers of the Company or The Coca-Cola Company, meets periodically with the independent auditors, management, and the officer of the Company directing internal audit to discuss internal accounting control, auditing, and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors and the Company’s Director of Internal Audit, without management present, to ensure that the independent auditors and the Company’s Director of Internal Audit have free access to the Committee.

      The independent auditors, Ernst & Young LLP, are recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors and ratified by the Company’s shareowners. Ernst & Young LLP is engaged to audit the consolidated financial statements of Coca-Cola Enterprises Inc. and subsidiaries and conduct such tests and related procedures as Ernst & Young LLP deems necessary in conformity with auditing standards generally accepted in the United States. The opinion of the independent auditors, based upon their audit of the consolidated financial statements, is contained in this Annual Report.

/s/ John R. Alm President and Chief Operating Officer	/s/ Patrick J. Mannelly Senior Vice President and Chief Financial Officer	/s/ Michael P. Coghlan Vice President, Controller and Principal Accounting Officer

Atlanta, Georgia
January 24, 2000

Report of Ernst & Young LLP, Independent Auditors

Board of Directors
Coca-Cola Enterprises Inc.

We have audited the accompanying consolidated balance sheets of Coca-Cola Enterprises Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, shareowners’ equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Enterprises Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Atlanta, Georgia January 24, 2000	/s/ Ernst & Young LLP

Selected Financial Data

	Fiscal Year
	1999(A)	1998		1997(B)
				Pro
(in millions except per share data)	Reported	Reported		Forma	Reported

Operations Summary

Net operating revenues	$14,406	$13,414		$12,377	$11,278

Cost of sales	9,015	8,391		7,810	7,096

Gross profit	5,391	5,023		4,567	4,182

Selling, delivery, and administrative expenses	4,552	4,154		3,854	3,462

Operating income	839	869		713	720

Interest expense, net	751	701		615	536

Other nonoperating (income) deductions, net	—	(1)		8	6

Gain from sale of bottling operations	—	—		—	—

Income (loss) before income taxes	88	169		90	178

Income tax expense (benefit) before rate change (benefit) expense	29	56		31	65

Income tax rate change (benefit) expense	—	(29)		(58)	(58)

Net income (loss) before cumulative effect of changes in accounting principles	59	142		117	171

Cumulative effect of changes in accounting principles	—	—		—	—

Net income (loss)	59	142		117	171

Preferred stock dividends	3	1		2	2

Net income (loss) applicable to common shareowners	$56	$141		$115	$169

Other Operating Data

Depreciation expense	$899	$725		$615	$566

Amortization expense	449	395		426	380

Average Common Shares Outstanding(H)(I)

Basic	425	393		383	383

Diluted	436	406		396	396

Per Share Data(H)(I)

Basic net income (loss) per common share before cumulative effect of

changes in accounting principles	$0.13	$0.36		$0.30	$0.44

Diluted net income (loss) per common share before cumulative effect of

changes in accounting principles	0.13	0.35		0.29	0.43

Basic net income (loss) per share applicable to common shareowners	0.13	0.36		0.30	0.44

Diluted net income (loss) per share applicable to common shareowners	0.13	0.35		0.29	0.43

Dividends per common share	0.16	0.13	(J)	0.10	0.10

Closing stock price	20.125	35.75		35.56	35.56

Year-End Financial Position

Property, plant, and equipment, net	$5,594	$4,891		$3,862	$3,862

Franchises and other noncurrent assets, net	14,555	13,956		11,812	11,812

Total assets	22,730	21,132		17,487	17,487

Long-term debt	11,378	10,745		8,792	8,792

Shareowners’ equity	2,924	2,438		1,782	1,782

Fiscal periods presented are calendar years, beginning after 1991, and fiscal years ending on the Friday nearest December 31 prior to 1991. The Company acquired subsidiaries in each year presented and divested subsidiaries in certain periods. Such transactions, except for: (i) the 1997 acquisitions of Amalgamated Beverages Great Britain Limited (“Great Britain Bottler”), The Coca-Cola Bottling Company of New York, Inc. (“Coke New York”), and Coca-Cola Beverages Ltd. (“Coke Canada”), (ii) the 1996 acquisition of Coca-Cola Entreprise S.A., Coca-Cola Production S.A., and S.A. Beverage Sales Holding N.V. (collectively “the French and Belgian bottlers”), (iii) the 1991 acquisition of Johnston Coca-Cola Bottling Group, Inc. (“Johnston”), and (iv) gains from the sale of certain bottling operations, did not significantly affect the Company’s operating results in any one fiscal period. All acquisitions and divestitures have been included in or excluded from, as appropriate, the consolidated operating results of the Company from their respective transaction dates.

(A)	The 1999 results include a one-time charge of $103 million, or $0.16 per common share after tax, for the costs associated with recalled product in certain parts of Europe. These costs were allocated $91 million to cost of sales and $12 million to selling, delivery, and administrative expenses.

(B)	The 1997 pro forma Operations Summary, Other Operating Data, and Per Share Data give effect to the following acquisitions as though each had been owned for a full year beginning January 1, 1997: the Great Britain Bottler, Coke New York, and Coke Canada.

(C)	The 1996 pro forma Operations Summary, Other Operating Data, Per Share Data, and Year-End Financial Position give effect to the following acquisitions as though each had been owned for a full year beginning January 1, 1996: the Belgian, Great Britain, and French bottlers, Coca-Cola Bottling Company West, Inc., Grand Forks Coca-Cola Bottling Co., and Ouachita Coca-Cola Bottling Company, Inc. (“Ouachita”).

Selected Financial Data

Fiscal Year

1996(C)						1991(G)

Pro						Pro
Forma	Reported	1995(D)	1994	1993(E)	1992(F)	Forma	Reported	1990

$10,307	$7,921	$6,773	$6,011	$5,465	$5,127	$5,027	$3,915	$3,933

6,444	4,896	4,267	3,703	3,372	3,219	3,170	2,420	2,400

3,863	3,025	2,506	2,308	2,093	1,908	1,857	1,495	1,533

3,155	2,480	2,038	1,868	1,708	1,602	1,687	1,375	1,208

708	545	468	440	385	306	170	120	325

564	351	326	310	328	312	312	210	200

(5)	—	6	3	2	6	3	2	(3)

—	—	9	—	—	—	—	—	56

149	194	145	127	55	(12)	(145)	(92)	184

61	80	63	58	30	3	(17)	(9)	91

—	—	—	—	40	—	—	—	—

88	114	82	69	(15)	(15)	(128)	(83)	93

—	—	—	—	—	(171)	—	—	—

88	114	82	69	(15)	(186)	(128)	(83)	93

9	8	2	2	—	—	9	9	16

$79	$106	$80	$67	$(15)	$(186)	$(137)	$(92)	$77

$483	$392	$318	$282	$254	$227	$205	$160	$150

319	235	211	179	165	162	125	91	86

373	373	386	386	387	384	345	345	357

380	380	390	388	387	384	345	345	357

$0.21	$0.28	$0.21	$0.17	$(0.04)	$(0.04)	$(0.35)	$(0.27)	$0.22

0.21	0.28	0.20	0.17	(0.04)	(0.04)	(0.35)	(0.27)	0.22

0.21	0.28	0.21	0.17	(0.04)	(0.49)	(0.35)	(0.27)	0.22

0.21	0.28	0.20	0.17	(0.04)	(0.49)	(0.35)	(0.27)	0.22

0.033	0.033	0.017	0.017	0.017	0.017	0.017	0.017	0.017

16.16	16.16	8.97	6.00	5.09	4.09	5.13	5.13	5.17

$3,156	$2,812	$2,158	$1,963	$1,890	$1,733	$1,706	$1,706	$1,373

9,816	7,103	5,924	5,965	6,046	5,651	4,265	4,265	3,153

14,674	11,234	9,064	8,738	8,682	8,085	6,677	6,677	5,021

7,315	5,305	4,201	4,187	4,391	4,131	4,091	4,091	2,537

1,550	1,550	1,435	1,339	1,260	1,254	1,442	1,442	1,627

(D)	In January 1995 the Company sold its 50% ownership interest in The Coca-Cola Bottling Company of the Mid South (“Mid South”) to Ouachita. The Company’s interest in Mid South was reacquired through the Ouachita acquisition in February 1996.

(E)	A one-time charge of $40 million in income tax expense to increase deferred income taxes resulted from a 1% increase in the corporate marginal income tax rate in connection with the U.S. Omnibus Budget Reconciliation Act of 1993.

(F)	In 1992 the Company adopted SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and SFAS 109 “Accounting for Income Taxes.” Fiscal periods prior to 1992 were not restated for these accounting changes.

(G)	The 1991 pro forma Operations Summary, Other Operating Data, and Per Share Data give effect to the acquisition of Johnston in December 1991 as though it had been completed at the beginning of 1991. A restructuring charge in 1991 of $152 million is included in selling, delivery, and administrative expenses.

(H)	For years beginning before 1998, information was adjusted for a 3-for-1 stock split effective in 1997.
(I)	In 1997 the Company adopted SFAS 128, “Earnings Per Share,” and restated average common shares and per share data.
(J)	Effective July 1, 1998, the Company increased its regular quarterly dividend from $0.025 to $0.04.