Form 10-K, Exhibit 13
period 2000-12-31
COCA COLA ENTERPRISES INC
filed 2001-03-15
CIK 804055

EXHIBIT 13

Coca-Cola Enterprises Inc.

2000 MANAGEMENT’S

Financial Review

MORE FOCUS ON RELATIONSHIPS

Our primary objective is to deliver a superior investment return to our shareowners through sustainable, profitable, long-term per capita consumption growth. Achieving this objective requires the creation of local approaches to building brand equity. Future growth is dependent on our ability to build on existing relationships with local customers and an understanding of local consumer needs with a strong commitment to superior marketplace execution. Our ability to act quickly and effectively in the marketplace in response to the needs of our customers and consumers is the hallmark of the Company and sets us apart from the competition.

     Our decentralized operating structure empowers employees to create the best approach to sales initiatives and opportunities, neighborhood by neighborhood, store by store. Our customers and consumers benefit from the local value-based promotions and jointly developed marketing initiatives we have with The Coca-Cola Company. This partnership with The Coca-Cola Company is a key component in our winning formula, giving us the benefit of a national marketing presence that effectively complements our local promotions.

MORE FOCUS ON MARKETING

Our marketing initiatives for 2001 include (i) more new products and packaging, (ii) new national media that promote our core brands, and (iii) innovative marketing strategies that take advantage of our relationship with local customers and The Coca-Cola Company.

     New products and brands to be introduced in 2001 include Minute Maid lemonade, the energy drink KMX, the coffee-flavored products of Planet Java, and the reintroduction of Fanta flavors. Expanded multi-pack can and PET packaging will provide greater variety to consumers throughout 2001. Dasani packaging will expand to include sports bottles, 12-ounce packaging, and numerous multi-pack configurations developed for each local market.

     New national advertising is planned by The Coca-Cola Company for three of our most important products, Coca-Cola classic, Sprite, and diet Coke. In addition to these new initiatives, we will continue to focus on community-based marketing efforts, ensuring that we market our products in ways that are relevant to local customers and communities. By developing new packaging, brands, and promotions that meet the needs of our consumers, we will create excitement, enhance profitability, and deliver more value to our customers, consumers, and shareowners.

MORE AVAILABILITY AND PROFIT

Our long-term focus on developing profitability in all channels of the business requires continued human and capital investment in our North American and European territories. The Company is committed to continued investments in equipment that increase the availability of high-margin packages.

     In 2000, we generated more than 10,000 new cold drink placements a month in North America. These cold drink placements are essential to our brand-building efforts, allowing us to expose consumers to our products in every location, for every need. The immediate consumption volume generated in venders provides three times the gross profit of future consumption volume.

     We are confident in the ability of our people to leverage continued profitable equipment and infrastructure investments to expand product availability, driving per capita consumption. Continued investment in cold drink equipment accelerates our ability to deliver consistent, long-term growth and to maximize long-term shareowner value.

22 COCA-COLA ENTERPRISES INC.

OUTLOOK FOR 2001

In 2001, we will continue to focus on building brand equity and creating value for the Company and our customers by accelerating the introduction of new packages and brands, expanding the availability of our existing brands, and improving our national and local marketing programs. Our 2000 volume performance in North America was impacted by continued consumer reaction to higher prices in supermarkets and other future consumption channels of our business. As consumers respond to more moderate price increases and our local brand equity building programs, we believe volume growth will improve in 2001.

     Market conditions in Great Britain will continue affecting profitability in 2001, lowering consolidated comparable cash operating growth for 2001 to 6%-7% over comparable 2000 results. Based on present estimates for amortization, depreciation, and interest expense, we expect comparable 2001 net income, excluding the effects of currency translations, to grow in a range of 15%-22% per diluted common share.

     Our projections are based on consolidated physical case volume growth of 3%-5% for 2001. We expect our growth in North America to consist of increases in Dasani volume, cold drink channel volume increases, and new packaging and brand innovation. We expect a greater variety of packages to be effective in adding convenience and versatility for our consumers.

     We continue to expect increased growth and profitability in the cold drink channel from our infrastructure investment programs. Funding from The Coca-Cola Company for these programs is expected to decrease by approximately $60 million in 2001 as compared to 2000. While the majority of our total funding from The Coca-Cola Company is volume based, the actual amount of funding will depend on programs that may be developed during the year. Our projections also include the anticipated impact of a concentrate price increase from The Coca-Cola Company for carbonated beverages of 2 1/2% in North America and 3 1/2% in Europe.

CAPITAL SPENDING

In 2000, capital spending was slightly less than $1.2 billion and for 2001 is expected to approximate $1.1 billion. We plan to invest approximately 45% of our capital spending in cold drink channels. We believe continued investments in cold drink will enable the Company to expand the availability of carbonated beverages and increase distribution of our increasingly popular non-carbonated brands in higher-margin channels. Spending for plant and production facilities, fleet, and information technology will comprise the remaining 55% of our 2001 capital expenditures.

COCA-COLA ENTERPRISES INC.  23

2000 MANAGEMENT’S
                     Financial Review

Coca-Cola Enterprises Inc.

OPERATIONS REVIEW 2000
CASH OPERATING PROFIT

Full-year 2000 cash operating profit, or net income before deducting interest, taxes, depreciation, amortization, and other nonoperating items, increased to almost $2.39 billion, 9% above reported 1999 results. The impact of currency translations reduced our full-year 2000 cash operating profit growth by more than 2%.

Results adjusted to a comparable basis provide a better indication of current operating trends because of the costs associated with the European product recall in 1999 and several nonrecurring items affecting the financial statements in 2000. The following table adjusts cash operating profit for the effects of nonrecurring items (in millions):

	YEAR ENDED DECEMBER 31,
	2000	1999	Change

Reported Cash Operating Profit	$2,387	$2,187	9%
Great Britain Restructuring	12	–
European Recall	(20)	103

Comparable Cash Operating Profit	$2,379	$2,290	4%

     The items affecting comparability in 2000 consisted of a $12 million nonrecurring charge for the restructuring of operations in Great Britain and the collection of $20 million of insurance proceeds related to the 1999 European product recall. Both of these amounts are included in selling, delivery, and administrative expenses. The Company incurred approximately $103 million of nonrecurring costs in 1999 in connection with the recall, of which approximately $91 million was expensed in cost of sales with the remaining amount included in selling, delivery, and administrative expenses.

      “Comparable” results as defined are not adjusted for the impact of differences in foreign currency exchange rates between 2000 and 1999.

      Comparable cash operating profit as a percentage of revenues for each period follows:

	YEAR ENDED DECEMBER 31,
	2000	1999

Cash Operating Profit Margin	16.13%	15.90%

     Comparable cash operating profit grew 4% above 1999 performance, primarily as a result of a 6% increase in North American revenues per case offset by a 5% increase in our per case cost of sales. The improved margins reflect our commitment to improving returns in our cold drink channels and future consumption channels in North America.

     In the opinion of management, cash operating profit is one of the key standards for measuring our operating performance. Cash operating profit is used by management as an additional indicator of operating performance and not as a replacement of measures such as cash flows from operating activities and operating income as defined and required by accounting principles generally accepted in the United States.

OPERATING INCOME
In 2000, operating income increased to $1,126 million from $839 million in 1999. The following table adjusts operating income for the effects of nonrecurring items (in millions):

	YEAR ENDED DECEMBER 31,
	2000	1999	Change

Reported Operating Income	$1,126	$839	34%
Great Britain Restructuring	12	–
European Recall	(20)	103

Comparable Operating Income	$1,118	$942	19%

     The 19% increase in comparable operating income is due primarily to our revisions to the depreciable lives of certain classes of fixed assets and vehicle salvage values at the beginning of 2000.

      In 1999, we completed a comprehensive analysis to evaluate long-lived assets and the effects of our capital management programs. Our analysis concluded that the estimated useful lives and salvage values of certain fixed assets, principally cold drink equipment and vehicles, should be adjusted to better reflect the periodic reduction in value of these assets.

      In response to the findings of our analysis, the Company revised the depreciable lives of certain classes of fixed assets and vehicle salvage values effective for existing assets and purchases beginning January 1, 2000. These revised estimates resulted in a reduction in annual depreciation expense for 2000 of approximately $161 million, or $0.23 per diluted share after tax.

24 COCA-COLA ENTERPRISES INC.

CONSOLIDATED
           Statements of Income

Coca-Cola Enterprises Inc.

	YEAR ENDED DECEMBER 31,

(IN MILLIONS EXCEPT PER SHARE DATA)	2000	1999	1998

Net Operating Revenues	$14,750	$14,406	$13,414
Cost of sales (purchases from The Coca-Cola Company – $4,258, $4,072, and $3,697, respectively)	9,083	9,015	8,391

Gross Profit	5,667	5,391	5,023
Selling,delivery, and administrative expenses	4,541	4,552	4,154

Operating Income	1,126	839	869
Interest expense, net	791	751	701
Other nonoperating expense (income), net	2	–	(1)

Income Before Income Taxes	333	88	169
Income tax expense	97	29	27

Net Income	236	59	142
Preferred stock dividends	3	3	1

Net Income Applicable to Common Shareowners	$233	$56	$141

Basic Net Income Per Share Applicable to Common Shareowners	$0.56	$0.13	$0.36

Diluted Net Income Per Share Applicable to Common Shareowners	$0.54	$0.13	$0.35

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NET OPERATING REVENUES AND COST OF SALES
In 2000, net operating revenues increased 2% to $14.75 billion, reflecting the success of our pricing initiatives and volume growth in Europe, offset by lower volume in our North American future consumption channels and the effects of foreign currency translations.

			Currency
	Reported	Comparable	Neutral
FULL-YEAR 2000	Change	Change	Comparable

Net Bottle and Can
Revenues per Case:
Consolidated	2%	2%	5%
North America	6%	6%	6%
Europe	(9 1 /2 )%	(9 1 /2 )%	–
Bottle and Can
Cost of Sales per Case:
Consolidated	1 /2%	1 1 /2%	4 1 /2%
North America	5%	5%	5%
Europe	(12)%	(8)%	2%

     Bottle and can net revenues per physical case increased by 2% on a reported basis in 2000. Excluding the impact of currency translations, these net revenues per case grew 5% for the year. This 5% increase is comprised of a 6% increase in North America with no change in Europe. The growth throughout the year reflected our higher pricing and favorable product, package, and channel mix shifts, which were significantly offset by pricing pressures in Great Britain.

     The increase in cost of sales per case for 2000 reflects ingredient cost increases offset by the impact of currency exchange rates. Cost of sales per case increased 4 1/2% on a currency neutral basis in 2000. The cost of concentrate purchases from The Coca-Cola Company increased a currency neutral weighted average of 5% for the year.

VOLUME
Comparable volume results are adjusted to include the same number of fiscal days in 1999 as 2000.

	Reported	Comparable
FULL-YEAR 2000	Change	Change

Physical Case Bottle and Can Volume:
Consolidated	1 /2%	1 /2%
North America	(1)%	<(1)%
Europe	6%	5%

     The consolidated increase in volume reflects slight increases in Coca-Cola classic and diet Coke and strong growth in Dasani and Minute Maid juices offset by decreases in Sprite, Surge, and Citra. On a physical case basis, North America represented 76% and 78% of the Company’s 2000 and 1999 volume, respectively. Comparable North American volume in 2000 decreased by less than 1%, primarily reflecting decreases in multi-pack can volume in the future consumption channels offset by increases in cold drink channel sales of 5%.

COCA-COLA ENTERPRISES INC. 25

2000 MANAGEMENT’S

Financial Review

Coca-Cola Enterprises Inc.

SELLING, DELIVERY, AND ADMINISTRATIVE EXPENSES

Consolidated selling, delivery, and administrative expenses decreased slightly in 2000 compared to 1999. The decrease resulted primarily from the effects of foreign currency translations and a reduction in depreciation as a result of the Company’s revisions to depreciable lives at the beginning of 2000 offset by declines in infrastructure funding from The Coca-Cola Company.

INTEREST EXPENSE

In 2000, interest expense increased 5% over reported 1999 interest, reflecting a slightly higher weighted average cost of debt and a higher average debt balance, primarily a result of capital spending, offset by favorable foreign currency exchange rates. On a currency neutral basis, interest expense increased more than 6%. The weighted average cost of debt was 6.8% for 2000 and 6.6% for 1999. At the end of 2000, 22% of the Company’s debt portfolio was comprised of floating-rate debt with the remainder at fixed rates.

INCOME TAX EXPENSE

The Company’s effective tax rate for 2000 was 29%, including the impact of a $14 million nonrecurring reduction of income tax expense in the fourth quarter of 2000. The reduction was due to a revaluation of income tax liabilities and an income tax rate reduction in France. Excluding the impact of this reduction, the Company’s effective tax rate would have been 33%. The Company’s effective tax rate reflects the beneficial tax impact of certain international operations.

PER SHARE DATA

In 2000, the Company generated basic net income from operations of $0.56 per share and diluted net income from operations of $0.54 per share as compared to reported 1999 basic and diluted net income per share of $0.13. The following table illustrates the impact of nonrecurring items on diluted net income per share in 2000 and 1999:

FULL-YEAR	2000	1999

Reported Diluted Net Income per Share	$0.54	$0.13
Nonrecurring Items	(0.04)	0.16

Adjusted Diluted Net Income per Share	$0.50	$0.29

     In addition, assuming the revisions in the depreciable lives of certain equipment categories were adopted in 1999 and resulted in a similar percentage benefit as 2000, net income in 1999 would have been approximately $0.21 per diluted share higher.

     In 2000, the Company repurchased approximately 6.6 million shares of common stock for an aggregate cost of $124 million under its share repurchase program. Through 2000, the Company has repurchased approximately 26 million shares under the 30 million share repurchase program approved by the Company’s Board of Directors in 1996. In October 2000, the Company’s Board of Directors approved a new 30 million share repurchase program that will become effective at the conclusion of the current program.

CASH FLOW AND LIQUIDITY REVIEW 2000

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

     For long-term financing needs, we had available at December 31, 2000 (i) $2.7 billion in registered debt securities for issuance under a registration statement with the Securities and Exchange Commission, (ii) $0.5 billion in debt securities under a Euro Medium Term Note Program, and (iii) $0.6 billion in debt securities under a Canadian Medium Term Note Program.

     We satisfy seasonal working capital needs and other financing requirements with bank borrowings and short-term borrowings under our commercial paper program and other credit facilities. At December 31, 2000, we had approximately $2.7 billion available for future borrowings under these facilities. We intend to continue refinancing borrowings under our commercial paper programs and our short-term credit facilities with longer-term fixed and floating rate financings.

     Our sources of capital allow us the financial flexibility to execute our capital spending plan, to complete acquisitions, improve our rates of return, and increase shareowner value over the long term.

SUMMARY OF CASH ACTIVITIES

The Company’s principal sources of cash consisted of those derived from operations of $1.5 billion and proceeds from the issuance of debt aggregating $1.4 billion. The Company’s primary uses of cash were capital expenditures totaling $1.2 billion, long-term debt repayments and decreases in commercial paper totaling $1.3 billion, and share repurchases for treasury of $124 million.

26 COCA-COLA ENTERPRISES INC.

CONSOLIDATED

Statements of Cash Flows

Coca-Cola Enterprises Inc.

YEAR ENDED DECEMBER 31,

(IN MILLIONS)	2000	1999	1998

Cash Flows From Operating Activities
Net income	$236	$59	$142
Adjustments to reconcile net income to net cash derived from operating activities:
Depreciation	810	899	725
Amortization	451	449	395
Deferred income tax benefit	(3)	(74)	(33)
Changes in assets and liabilities, net of effects from acquisitions of bottling operations:
Trade accounts and other receivables	21	51	(259)
Inventories	67	(80)	(50)
Prepaid expenses and other assets	6	(53)	(58)
Accounts payable and accrued expenses	(68)	10	133
Other	(51)	141	(49)

Net cash derived from operating activities	1,469	1,402	946
Cash Flows From Investing Activities
Investments in capital assets	(1,181)	(1,480)	(1,551)
Fixed asset disposals	34	9	17
Cash investments in bottling operations, net of cash acquired	(54)	(111)	(221)
Other investing activities	(50)	(146)	(86)

Net cash used in investing activities	(1,251)	(1,728)	(1,841)
Cash Flows From Financing Activities
Net (decrease) increase in commercial paper	(515)	(23)	814
Issuance of long-term debt	1,355	1,969	4,194
Payments on long-term debt	(826)	(1,512)	(3,573)
Stock purchases for treasury	(124)	(81)	(455)
Cash dividend payments on common and preferred stock	(70)	(70)	(58)
Exercise of employee stock options	9	16	23
Cash received (paid) on currency hedges	106	100	(27)

Net cash (used in) derived from financing activities	(65)	399	918

Net Increase in Cash and Cash Investments	153	73	23
Cash and cash investments at beginning of year	141	68	45

Cash and Cash Investments at End of Year	$294	$141	$68

Supplemental Noncash Investing and Financing Activities
Investments in bottling operations:
Fair values of assets acquired	$54	$1,206	$2,697
Debt issued and assumed	–	(115)	(516)
Other liabilities assumed	–	(379)	(1,019)
Equity issued	–	(601)	(941)

Cash paid, net of cash acquired	$54	$111	$221

Cash paid during the year for:
Interest (net of capitalized amounts)	$758	$722	$658

Income taxes	$101	$31	$59

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COCA-COLA ENTERPRISES INC.  27

2000 MANAGEMENT’S

Financial Review

Coca-Cola Enterprises Inc.

Operating Activities: Cash flows from operating activities in 2000 resulted from the favorable operating performance discussed earlier.

Investing Activities: The Company’s continued capital investments in infrastructure and the acquisition of bottling operations resulted in net cash used in investing activities of approximately $1.2 billion.

     In 2000, the Company acquired bottlers in North America for a total purchase price of approximately $54 million. Since the Company’s inception, we have acquired numerous bottling companies in North America and western Europe for a total cost of approximately $13.2 billion.

Financing Activities: During 2000, the Company issued $808 million in Notes due 2001–2007 with a weighted average interest rate of 5.9% and $245 million in Notes due 2001–2002 with a weighted average interest rate of 6.2% under its Euro Medium Term Note Program and its Canadian Medium Term Note Program, respectively. Cash received on currency hedges of $106 million in 2000 resulted from settlements of currency swap agreements, including hedges on net investments in international subsidiaries.

FINANCIAL POSITION 2000

ASSETS

Overall, the decrease in total assets other than property, plant, and equipment from December 31, 1999, to December 31, 2000, was primarily attributable to 2000 franchise amortization and foreign currency translations. The increase in property, plant, and equipment resulted from 2000 capital expenditures of approximately $1.2 billion partially offset by the impact of depreciation expense and foreign currency translations.

LIABILITIES AND EQUITY

The net decreases in long-term debt and deferred income taxes resulted primarily from the impact of foreign currency translations.

     In 2000, activities in currency markets resulted in a $147 million adjustment to the Company’s accumulated other comprehensive income (loss). This amount consists of approximately $270 million in foreign currency translation adjustments offset by the benefit of net investment hedges of $123 million.

INTEREST RATE AND CURRENCY RISK MANAGEMENT

Interest Rates: Interest rate risk is present with both fixed and floating rate debt. The Company is also exposed to interest rate risks in international currencies because of the Company’s intent to finance the purchase and cash flow requirements of its international subsidiaries with local borrowings. Interest rates in these markets typically differ from those in the United States. We use interest rate swap agreements and other risk management instruments to manage our fixed/floating debt profile.

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

     As a result of the Company’s use of floating rate debt, if market interest rates are 1% higher or lower in 2001 than the rates at December 31, 2000, interest expense for 2001 would change by $26 million. Comparatively, if market interest rates had averaged 1% more in 2000 than the rates at December 31, 1999, interest expense for 2000 would have increased by $28 million. These amounts were determined by calculating the effect of the hypothetical interest rate on our floating rate debt, after giving consideration to our interest rate swap agreements and other risk management instruments. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume changes in our financial structure.

Currency: Our European operations represented approximately 21% of consolidated long-lived assets and approximately 24% of consolidated net operating revenues for 2000. Because of our international operations, we are exposed to translation risk when the local currency statements of operations are translated into U.S. dollars. As currency exchange rates fluctuate, translation of the statements of operations of international businesses into U.S. dollars will affect comparability of revenues and expenses between years. We hedge a significant portion of our net investments in international subsidiaries by financing the purchase and cash flow requirements of international subsidiaries through local currency borrowings. The Company’s revenues are denominated in each international subsidiary’s local currency; thus, the Company is not exposed to currency transaction risk on its revenues.

     The Company is exposed to currency transaction risk on certain purchases of raw materials made and other obligations assumed by its international subsidiaries.

28 COCA-COLA ENTERPRISES INC.

CONSOLIDATED

Balance Sheets

Coca-Cola Enterprises Inc.

	DECEMBER 31,
(IN MILLIONS EXCEPT SHARE DATA)	2000	1999

ASSETS
Current
Cash and cash investments, at cost approximating market	$294	$141
Trade accounts receivable, less allowance reserves of $62 in each year	1,297	1,347
Amounts receivable from The Coca-Cola Company, net	47	18
Inventories:
Finished goods	408	403
Raw materials and supplies	194	266

	602	669
Current deferred income tax assets	116	125
Prepaid expenses and other current assets	275	281

Total Current Assets	2,631	2,581
Property, Plant, and Equipment
Land	364	359
Buildings and improvements	1,470	1,371
Machinery and equipment	7,704	7,210

	9,538	8,940
Less allowances for depreciation	4,059	3,595

	5,479	5,345
Construction in progress	304	249

Net Property, Plant, and Equipment	5,783	5,594
Franchises and Other Noncurrent Assets, Net	13,748	14,555

	$22,162	$22,730

LIABILITIES AND SHAREOWNERS’ EQUITY
Current
Accounts payable and accrued expenses	$2,321	$2,389
Current portion of long-term debt	773	1,225

Total Current Liabilities	3,094	3,614
Long-Term Debt, Less Current Maturities	10,348	10,153
Retirement and Insurance Programs and Other Long-Term Obligations	1,112	1,088
Long-Term Deferred Income Tax Liabilities	4,774	4,951
Shareowners’ Equity
Preferred stock	44	47
Common stock, $1 par value – Authorized – 1,000,000,000 shares;
Issued – 449,730,126 and 448,467,105 shares, respectively	450	448
Additional paid-in capital	2,673	2,667
Reinvested earnings	613	447
Accumulated other comprehensive income (loss)	(230)	(74)
Common stock in treasury, at cost – 31,661,536 and 27,149,854 shares, respectively	(716)	(611)

Total Shareowners’ Equity	2,834	2,924

	$22,162	$22,730

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

We currently use currency forward agreements to hedge a certain portion of the aforementioned raw material purchases. The notional amount outstanding at December 31, 2000 for currency forward exchange agreements was $104 million. These forward contracts are scheduled to expire in 2001.

For the years ended December 31, 2000 and 1999, the result of a hypothetical 10% adverse movement in foreign exchange rates applied to the hedging agreements and underlying exposures described above would not have a material effect on our earnings on an annual basis.

COCA-COLA ENTERPRISES INC.  29

CONSOLIDATED

Statements of Shareowners’ Equity

Coca-Cola Enterprises Inc.

	YEAR ENDED DECEMBER 31,
(IN MILLIONS EXCEPT PER SHARE DATA)	2000	1999		1998

Preferred Stock
Balance at beginning of year	$47	$49		$–
Issuance of shares to effect acquisitions	–	–		49
Conversion of preferred stock to common stock	(3)	(2)		–

Balance at end of year	44	47		49

Common Stock
Balance at beginning of year	448	446		443
Exercise of employee stock options	2	2		3

Balance at end of year	450	448		446

Additional Paid-In Capital
Balance at beginning of year	2,667	2,190		1,364
Issuance of stock under deferred compensation plans	(18)	(2)		–
Expense amortization of management stock performance awards	9	10		13
Exercise of employee stock options	7	14		20
Tax effect of management stock performance awards	7	21		31
Conversion of preferred stock to common stock	2	1		–
Conversion of executive deferred compensation to equity	3	3		5
Issuance of shares to effect acquisitions	–	430		757
Other changes	(4)	–		–

Balance at end of year	2,673	2,667		2,190

Reinvested Earnings
Balance at beginning of year	447	458		374
Dividends on common stock (per share – $0.16 in 2000,
$ 0.16 in 1999, and $0.13 in 1998)	(67)	(67)		(57)
Dividends on preferred stock	(3)	(3)		(1)
Net income	236	59		142

Balance at end of year	613	447		458

Treasury Stock
Balance at beginning of year	(611)	(703)		(383)
Issuance of stock under deferred compensation plans	18	2		–
Purchase of common stock for treasury	(124)	(81)		(455)
Issuance of shares to effect acquisitions	–	171		135
Conversion of preferred stock to common stock	1	–		–

Balance at end of year	(716)	(611)		(703)

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year	(74)	(2)		(16)
Currency translations, net of tax	(147)	(66)		21
Unrealized losses on securities, net of tax	(4)	(6)		–
Minimum pension liability adjustment, net of tax	(5)	–		(7)

Net other comprehensive income adjustments	(156)	(72)		14

Balance at end of year	(230)	(74)		(2)

Total Shareowners’ Equity	$2,834	$2,924		$2,438

Comprehensive Income (Loss)
Net income	$236	$59		$142
Net other comprehensive income adjustments	(156)	(72)		14

Total comprehensive income (loss)	$80	$(13	) $	156

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

30 COCA-COLA ENTERPRISES INC.

2000 MANAGEMENT’S

Financial Review

Coca-Cola Enterprises Inc.

CURRENT TRENDS AND UNCERTAINTIES

EURO CURRENCY CONVERSIONS

On January 1, 1999, 11 of the 15 Member States of the European Union established fixed conversion rates between existing currencies and the European Union’s common currency (“euro”). The Company conducts business in several of these Member States, and in one (the United Kingdom) that chose not to participate. The transition period for the introduction of the euro for the participating countries is January 1, 1999, through January 1, 2002, and by July 1, 2002, all national currencies for the participating countries will be replaced by the euro.

     We have established a multifunctional task force engaged to address the issues involved with the introduction of the euro. The issues facing the Company include converting information technology systems, adapting business processes and equipment such as vending machines, reassessing currency risk, and processing tax and accounting records.

     The following table lists certain milestones identified and their status or projected completion dates with respect to the euro conversion.

MILESTONES	Key Dates

Business requirements gathering	Completed
Strategy design and schedule	Completed
Development of strategies	Completed
Implementation of strategies	Completed
Begin managing business operations in euro	Completed
Vending machines ready for euro coinage	4th Qtr. 2001
Finalize local currency conversions	2nd Qtr. 2002

     As of December 31, 2000, the Company had incurred approximately $12 million in costs associated with this conversion process. The Company estimates the total cost for the project will be in the range of $23 million to $28 million, and approximately 70% of these costs will be capitalized. These costs represent projects to be undertaken to ensure a smooth conversion. Our business resources currently available are sufficient to meet the requirements needed to complete the euro initiative. The euro system activities will be a key part of our ongoing systems standardization process.

     The euro conversion may have long-term pricing implications by enhancing cross-border product price transparency among the participating countries of the European Union and by changing established local currency price points. We have adjusted and continually assess our pricing and marketing strategies to ensure that we remain competitive locally and in the broader European market. However, we cannot reasonably predict the long-term effects one common currency may have on pricing and costs or the resulting impact, if any, on our financial condition or results of operations. Additionally, the Company may be at risk to the extent third parties are unable to deal effectively with the impact of the euro conversion, which in turn could impact Company operations.

     Based on progress to date, the Company believes use of the euro will not have a significant impact on the manner in which it conducts business or processes accounting records. However, due to numerous uncertainties, we cannot be assured that all issues related to the euro conversion have been identified and that any additional issues would not have a material effect on the Company’s operations or financial condition.

CONTINGENCIES

The Company’s bottler in Canada, acquired in 1997, is being audited for the years 1990 through 1997 by the Canadian Customs and Revenue Agency. The authorities have raised issues that could result in an assessment of additional taxes. The bottler believes it has substantial defenses to the issues being raised. However, it is too early to predict the final outcome of this matter. If an assessment were made, the authorities by law could require as much as one-half of any amount assessed to become immediately due and payable while the bottler pursues an appeal.

     In June 2000, the Company and The Coca-Cola Company were found by a Texas jury to be jointly liable in a combined total amount of $15.3 million to five plaintiffs, each of whom is a distributor of competing beverage products. These distributors had sued alleging that the Company and The Coca-Cola Company engaged in unfair marketing practices. The Company is appealing the decision and believes there are substantial grounds for appeal. Following the verdict, the plaintiffs asked the court to order the Company to divest its Dr Pepper franchises and to enjoin certain of its marketing practices in certain areas. On January 12, 2001, the court denied the plaintiffs’ request for divestiture. The complaint of four remaining plaintiffs is in discovery and has not yet gone to trial. It is impossible to predict at this time the final outcome of the Company’s appeals in this matter or the ultimate costs under all of the complaints.

     The Company’s bottler in California is involved in a lawsuit by current and former employees principally concerning California wage and hour issues. We are unable to predict at this time the amount of any costs under this case or the final outcome.

     The Company is currently under investigation by the European Commission in various jurisdictions for alleged abuses of an alleged dominant position under Article 82

COCA-COLA ENTERPRISES INC. 31

2000 MANAGEMENT’S

Financial Review

Coca-Cola Enterprises Inc.

of the EU Treaty. The Company does not believe that it has a dominant position in the relevant markets, or that its current or past commercial practices violate EU law. Nonetheless, the Commission has considerable discretion in making findings and levying fines, which are subject to judicial review. There is no set timetable for the conclusion of the investigations.

     The Company has filed suit against two of its insurers to recover losses incurred in connection with the 1999 European product recall. We are unable to predict the final outcome of this action at this time.

     At December 31, 2000, there were two federal and two state Superfund sites for which the Company’s involvement or liability as a potentially responsible party (“PRP”) was unresolved. We believe any ultimate liability under these PRP designations will not have a material adverse effect on our financial position, cash flows, or results of operations. In addition, there were 26 federal and eight state sites for which it had been concluded the Company either had no responsibility, the ultimate liability amounts would be less than $100,000, or payments made to date by the Company would be sufficient to satisfy the Company’s liability.

     In addition, the Company is a defendant in various other matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect the Company’s financial position, results of operations, or liquidity.

ACCOUNTING DEVELOPMENTS

Financial Accounting Standards Board (“FASB”) Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133,” are effective for fiscal years beginning after June 15, 2000 –  fiscal year 2001 for the Company. The Company has conducted evaluations of hedging policies and strategies for existing and anticipated future derivative transactions. Adoption of these statements as of January 1, 2001, did not have a significant effect on the Company’s financial statements other than recognition of derivative assets and liabilities on the balance sheet with market value adjustments recognized in other comprehensive income.

     In September 1999, the FASB issued an exposure draft that would amend APB Opinion No. 16, “Business Combinations,” and supersede APB Opinion No. 17, “Intangible Assets.” This exposure draft proposes to modify the method of accounting for business combinations and addresses the accounting for intangible assets. The Company recognizes substantially all the costs of acquired companies in excess of tangible net assets acquired as franchise intangible assets for distribution rights of the products of The Coca-Cola Company. Also, in accordance with FASB Statement No. 109, the Company recognizes a deferred tax liability for the difference in tax and book basis of these intangible assets. Based on tentative decisions announced by the FASB, the Company would no longer be required to amortize franchise assets with an indefinite life. Instead, intangible assets with an indefinite life would be evaluated for impairment when a “triggering event,” as defined in the exposure draft, occurs.

     Had the proposed rule changes, as they have been communicated and as we currently understand their impact to the Company, been in effect for full-year 2000, the pro forma impact would have been as follows (in millions except share data):

FULL-YEAR 2000	Reported	Pro Forma

Amortization Expense	$451	$54
Operating Income	1,126	1,523
Income Before Income Taxes	333	730
Income Tax Expense	97	245
Net Income	236	485
Diluted Net Income Per Share
Applicable to Common Share
Shareowners	$0.54	$1.13

     However, because these rules are in the proposed stage, there is no assurance the above will be representative of the impact of the final rules. The FASB plans to issue a final statement in June 2001.

32 COCA-COLA ENTERPRISES INC.

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

1. SIGNIFICANT ACCOUNTING POLICIES

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

Basis of Presentation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company’s fiscal year ends December 31. For quarterly reporting convenience, the Company reports on the Friday closest to the end of the quarterly calendar period. The financial statements and accompanying notes prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) include estimates and assumptions made by management that affect reported amounts. Actual results could differ from those estimates.

Revenue Recognition: The Company recognizes net revenues from the sale of its products at the time of delivery to customers.

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

     In 2000 and 1999, the Company had an agreement with a Canadian financial institution whereby the Company could sell up to approximately $49 million and $51 million, respectively, of designated pools of accounts receivable. At December 31, 2000 and 1999, the Company had sold approximately $49 million and $51 million, respectively, of receivables, which are excluded from the accompanying balance sheets. The Company retains collection and administrative responsibilities for the accounts receivable sold.

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

     Effective January 1, 2000, the Company prospectively revised the estimated useful lives and residual values of certain fixed assets based on the results of a comprehensive analysis completed in late 1999 of the Company’s historical fixed asset experience. This historical experience was positively impacted by various programs implemented by the Company in recent years designed to improve asset management and enhance functionality. Specifically, the Company implemented operational systems to track and monitor assets, structured maintenance and refurbishment programs, and enhanced purchase specification requirements. The study confirmed that these programs have extended the useful lives of certain fixed assets, principally vehicles and cold drink equipment, and increased the value of certain assets upon disposition. These changes in accounting estimates generally result in certain of the Company’s operating assets being depreciated over longer useful lives, although the Company’s asset life ranges generally did not change. The changes in estimates decreased depreciation expense in 2000 by approximately $161 million, or $0.23 per diluted common share after tax.

Franchises and Other Noncurrent Assets, Net: Franchise agreements contain performance requirements and convey to the franchisee the rights to distribute and sell products of the franchiser within specified territories. The majority of the Company’s franchise agreements are perpetual, reflecting a long and ongoing relationship with The Coca-Cola Company and other franchisers. The Company’s agreements

COCA-COLA ENTERPRISES INC. 33

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

covering its European and Canadian operations are not perpetual because The Coca-Cola Company does not grant perpetual franchise rights outside the United States. The Company believes these agreements will continue to be renewed at each expiration date and, therefore, are essentially perpetual.

     Under current rules, franchise costs are amortized on a straight-line basis over 40 years, the maximum period allowed under GAAP. Changes to these rules are being considered by the Financial Accounting Standards Board (“FASB”), which may impact the Company’s accounting for these assets when implemented. Accumulated franchise amortization amounted to $2,642 million and $2,296 million at December 31, 2000 and 1999, respectively.

     In the event facts and circumstances indicate the cost of franchises or other assets may be impaired, an evaluation of recoverability would then be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down to market value or discounted cash flow value is required. In 2000, 1999, and 1998, the Company had no impairment losses.

Insurance Programs: In general, the Company is self-insured for costs of workers’ compensation, casualty, and health and welfare claims. The Company uses commercial insurance for casualty and workers’ compensation claims as a risk-reduction strategy to minimize catastrophic losses. Workers’ compensation and casualty losses are provided for using actuarial assumptions and procedures followed in the insurance industry, adjusted for Company-specific history and expectations.

Management Stock-Based Compensation Plans: The Company accounts for stock-based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25 and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). As part of the Company’s overall management compensation program, the Company issues stock compensation awards to key executives and employees. The Company believes these awards enhance the focus of its employees on shareowner value, resulting in higher stock values for the Company’s shareowners.

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

     The Company is exposed to financial risks from movements in currency exchange rates from its international operations. To manage these risks, the Company uses a combination of currency swap agreements, forwards, and options and specifically designates these instruments as hedges of foreign currency-denominated debt, or firmly committed foreign currency transactions. The Company uses local currency debt to hedge a certain portion of the net investment in selected international subsidiaries.

     Realized and unrealized gains and losses from hedges of net investments are included in accumulated other comprehensive income (loss) as a component of shareowners’ equity. Gains and losses on hedges of foreign currency-denominated debt offset gains and losses on foreign currency-denominated debt and are recognized in other nonoperating expense (income). Realized and unrealized gains and losses from hedges of firmly committed foreign currency transactions are recognized as adjustments to gains and losses resulting from the underlying hedged transactions. The Company does not hold or issue financial instruments for trading purposes.

     FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133,” are effective for fiscal years beginning after June 15, 2000 – fiscal year 2001 for the Company.

34 COCA-COLA ENTERPRISES INC.

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

The Company has conducted evaluations of hedging policies and strategies for existing derivatives and anticipated future derivative transactions. Adoption of these statements as of January 1, 2001 did not have a significant effect on the Company’s financial statements other than recognition of derivative assets and liabilities on the balance sheet with market value adjustments recognized in other comprehensive income.

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

2. ACQUISITIONS AND DIVESTITURES

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
     The following outlines the Company’s acquisition activity for 2000, 1999, and 1998.

2000
In 2000, the Company completed the following acquisitions in the United States and Canada for an aggregate cash purchase price of approximately $54 million:
• Longview Coca-Cola Bottling Company, operating in eastern Texas,
• Substantially all of the Coca-Cola bottling territories in Ohio and Kentucky formerly owned by
  Coca-Cola Bottling Co. Consolidated,
• Columbia Beverages Ltd., operating in Canada, and
• Vermilion Beverages Ltd., operating in Canada.

1999
In 1999, the Company completed the following acquisitions for an aggregate purchase price of approximately $730 million:

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

Europe
• Sud Boissons S.A. and Boissons Gazeuses de la Cote d’Azur, operating in southern France and Monaco.

     These acquisitions were funded through a combination of cash, assumed debt, and shares of the Company’s common stock from treasury.

1998
On June 5, 1998, the Company acquired CCBG Corporation and Texas Bottling Group, Inc. (“Coke Southwest”) operating in parts of Colorado, Kansas, New Mexico, Oklahoma, and Texas. The acquisition was completed for a transaction value of approximately $1.1 billion, with 55% of the transaction funded through the issuance of 17.8 million shares of the Company’s common stock and the remaining 45% funded through debt issued and assumed.
     Also in 1998, the Company acquired the following bottlers for a total transaction value of approximately $355 million:

United States
• The Coca-Cola Bottling Company of Bellingham, located in the northwest corner of Washington State,
• Great Plains Bottlers and Canners, Inc., operating in parts of Kansas, Nebraska, and South Dakota,

COCA-COLA ENTERPRISES INC. 35

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

• Soo Coca-Cola Bottling, Inc., located in the upper peninsula of Michigan,
• Wolslager Group, operating in parts of Texas, New Mexico, and Arizona, and

Europe

• The Coca-Cola bottling operations in Luxembourg, formerly owned by Soutirages Luxembourgeois S.A.

       These transactions were funded through combinations of cash, promissory notes, common stock, and convertible preferred stock.

3. NONRECURRING COSTS

In June 1999, the Company recalled product in certain parts of Europe. The Company incurred approximately $103 million of nonrecurring costs in connection with the recall, of which approximately $91 million was expensed in cost of sales with the remaining amount included in selling, delivery, and administrative expenses. In the third-quarter 2000, the Company realized $20 million of insurance proceeds related to the recall loss. This insurance recovery has been included as an offset in selling, delivery, and administrative expenses. The Company has filed suit against two of its insurers to recover losses incurred in connection with the 1999 European product recall. We are unable to predict the final outcome of this action at this time.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES
At December 31, accounts payable and accrued expenses consist of the following (in millions):

	2000	1999

Trade accounts payable	$915	$877
Accrued advertising costs	385	352
Accrued compensation and benefits	175	231
Accrued interest costs	217	198
Accrued taxes	204	230
Additional accrued expenses	425	501

	$2,321	$2,389

5. LONG-TERM DEBT
The table below, summarizing the Company’s long-term debt at December 31, is adjusted for the effects of interest rate and currency swap agreements:

(IN MILLIONS)	2000	1999

U.S. commercial paper (weighted average rates of 6.6% and 4.8%)(A)	$1,409	$1,737
Canadian dollar commercial paper (weighted average rates of 5.9% and 5.3%)	285	509
Canadian dollar notes due 2001 – 2009 (weighted average rates of 6.0% and 5.9%)(B)	672	460
Notes due 2001 – 2037 (weighted average rates of 6.9% and 6.8%)(C)	2,115	2,250
Debentures due 2012 – 2098 (weighted average rates of 7.4%)	3,800	3,800
8.35% zero coupon notes due 2020 (net of unamortized discount of $501 and $1,570)(D)	128	362
Euro notes due 2001 – 2021 (weighted average rates of 6.4% and 6.7%)(E)	2,277	1,722
Various foreign currency debt	276	326
Additional debt	109	212

Long-term debt including effect of net asset positions of currency swaps	11,071	11,378
Net asset positions of currency swap agreements(F)	50	–

	$11,121	$11,378

(A)	At December 31, 1999, $1,154 million of the Company’s U.S. commercial paper had been effectively exchanged into non-U.S. dollar obligations through currency swap arrangements to hedge net investments in international subsidiaries. During 2000, the Company issued foreign currency-denominated debt to hedge net investments in international subsidiaries in place of currency swap arrangements.
(B)	In 2000, the Company issued $245 million in notes due 2001-2002 with a weighted average interest rate of 6.2% under its Canadian Medium Term Note Program.
(C)	In March 2000, approximately $135 million of 5.71% 40-year notes maturing in 2037 were retired under a put option feature.
(D)	In June 2000, zero coupon notes with a face value of approximately $1.3 billion were retired under a one-time put option feature. Cash paid by the Company totaled approximately $254 million.
(E)	In 2000, the Company issued $808 million in notes due 2001-2007 with a weighted average interest rate of 5.9% under its Euro Medium Term Note Program.
(F)	The net asset positions of currency swap agreements are included in the balance sheets as assets.

36 COCA-COLA ENTERPRISES INC.

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

     Aggregate maturities of long-term debt during the next five years are as follows (in millions): 2001 – $773; 2002 –$1,647; 2003 – $2,121; 2004 – $437; and 2005 – $457.

     The Company has domestic and international credit facilities to support its commercial paper programs and other borrowings as needed. At December 31, 2000 and 1999, the Company had $128 million and $157 million, respectively, of short-term borrowings outstanding under these credit facilities. At December 31, 2000 and 1999, the Company had approximately $2.7 billion and $3.9 billion, respectively, of amounts available under domestic and international credit facilities.

     At December 31, 2000 and 1999, approximately $2.0 billion of borrowings due in the next 12 months were classified as maturing after one year due to the Company’s intent and ability through its credit facilities to refinance these borrowings on a long-term basis.

     At December 31, 2000 and 1999, the Company had available for issuance approximately $2.7 billion in registered debt securities under a registration statement with the Securities and Exchange Commission. At December 31, 2000 and 1999, the Company had available for issuance approximately $0.5 billion and $1.3 billion, respectively, in debt securities under a Euro Medium Term Note Program and at December 31, 2000 and 1999, the Company had approximately $0.6 billion and $0.9 billion, respectively, available for issuance under a Canadian Medium Term Note Program.

     The credit facilities and outstanding notes and debentures contain various provisions that, among other things, require the Company to maintain a defined leverage ratio and limit the incurrence of certain liens or encumbrances in excess of defined amounts. These requirements currently are not, and it is not anticipated they will become, restrictive to the Company’s liquidity or capital resources.

6. DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Risk Management: The Company uses interest rate swap agreements and other risk management instruments to manage its fixed/floating debt profile. The Company had floating-to-fixed interest rate swaps with total notional amounts outstanding at December 31, 2000 and 1999, of $16 million and $51 million, respectively, expiring through 2001. At December 31, 2000 and 1999, the Company received a weighted average interest rate of 5.7% and 5.1%, respectively, and paid a weighted average interest rate of 5.5% and 5.2%, respectively, under these swaps. The Company has fixed-to-floating interest rate swaps with total notional amounts outstanding at December 31, 2000 and 1999, of $449 million and $300 million, respectively, expiring through 2009. At December 31, 2000 and 1999, the Company received a weighted average interest rate of 6.7% and 6.8%, respectively, and paid a weighted average interest rate of 6.5% and 5.9%, respectively, under these swaps.

     At December 31, 2000 and 1999, the Company had interest rate caps outstanding of $120 million and $1,019 million, respectively. Premiums paid for these caps are amortized to interest expense over the contract term. Payments received during 2000 or 1999 under these cap agreements were not significant.

Currency Risk Management: The Company uses currency swap arrangements to exchange foreign denominated debt of certain international subsidiaries into local currency. At December 31, 2000 and 1999, the Company had currency swap arrangements on $670 million of local debt.

     The Company uses a combination of currency forward agreements and currency options to hedge exchange rate exposure on certain of the Company’s international raw materials purchase commitments and other obligations. Notional amounts outstanding under forward contracts at December 31, 2000 and 1999, were $104 million and $232 million, respectively. The Company’s forward contracts are scheduled to expire in 2001. Notional amounts outstanding for option contracts at December 31, 1999, were $6 million. No option contracts were outstanding at December 31, 2000.

Credit Risk: The Company is exposed to credit losses in the event of nonperformance by counterparties to exchange agreements. Counterparties to the Company’s exchange agreements are major financial institutions and their creditworthiness is subject to continuing review; however, full performance by these counterparties is anticipated.

COCA-COLA ENTERPRISES INC. 37

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying amounts and fair values of the Company’s financial instruments at December 31 are summarized as follows (in millions; (liability)/asset):

		2000			1999

	Carrying		Fair	Carrying		Fair
	Amount		Values	Amount		Values

Debt related financial instruments:
Long-term debt	$(11,104)		$(11,225)	$(11,341)		$(11,130)
Currency swap agreements in liability positions	(17)		(9)	(37)		(40)
Interest rate swap agreements	–		17	–		(7)
Interest rate cap agreements	–		–	–		1

	(11,121)		(11,217)	(11,378)		(11,176)
Currency swap agreements in asset positions	50		28	–		1

Net debt	$(11,071)		$(11,189)	$(11,378)		$(11,175)

Currency forward agreements	$–		$(9)	$–		$(26)

     The term of commercial paper and the variable interest rate on variable rate debt result in the recorded liabilities of these instruments approximating their fair values. The fair values of the Company’s long-term debt, representing the estimated amounts at which the debt could be exchanged on the open market, are determined using the Company’s current incremental borrowing rate for similar types of borrowing arrangements. The Company does not anticipate any significant refinancing activities which would settle long-term debt at fair value. Third party valuation tools were used to determine the fair values of the Company’s currency forward agreements, currency swap agreements, interest rate swap agreements, and interest rate cap agreements.

8. STOCK-BASED COMPENSATION PLANS
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

     The Company’s stock option plans provide for the granting of nonqualified stock options to certain key employees. Generally, options outstanding under the Company’s stock option plans are granted at prices that equal or exceed the market value of the stock on the date of grant. The Company’s unvested options vest over a period up to nine years and expire 10 years from the date of the grant. Certain option grants contain provisions that allow for accelerated vesting if various stock performance criteria are met. Compensation costs for performance-based stock option plans were $2 million, $4 million, and $5 million for 2000, 1999, and 1998, respectively. At December 31, 2000, approximately 34,000 performance-based stock options had not met the stock performance requirement.

38 COCA-COLA ENTERPRISES INC.

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

     A summary of the status of the Company’s stock options as of December 31, 2000, 1999, and 1998, and changes during the year ended on those dates, is presented below (shares in thousands):

	2000		1999		1998

	Shares	Wtd. Avg. Exer. Price	Shares	Wtd. Avg. Exer. Price	Shares	Wtd. Avg. Exer. Price

Outstanding at beginning of year	47,130	$22.18	27,270	$16.44	25,639	$ 8.70
Granted at prices equaling grant date prices	788	21.01	12,074	22.64	1,403	34.96
Granted at prices greater than grant date prices	417	29.86	10,377	34.22	3,691	55.40
Exercised	(1,211)	6.94	(2,081)	7.22	(3,303)	7.24
Forfeited	(1,117)	28.56	(510)	32.77	(160)	25.93

Outstanding at end of year	46,007	$22.47	47,130	$22.18	27,270	$16.44

Options exercisable at end of year	27,381		19,734		19,363

Options available for future grant	3,320		2,804		4,984

     The table below details the fair value of options granted during 2000, 1999, and 1998. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted assumptions for 2000, 1999, and 1998, respectively: (i) dividend yields of 0.4% for all years, (ii) expected volatility of 37%, 35%, and 27%, (iii) risk-free interest rates of 6.76%, 5.89%, and 5.58%, and (iv) expected life of six years for all years.

	2000	1999	1998

Weighted average fair value of options
granted during the year	$8.77	$8.60	$9.16

At prices equaling grant date prices	$9.63	$10.32	$12.88

At prices greater than grant date prices	$7.17	$6.90	$7.74

The following table summarizes information about stock options outstanding at December 31, 2000 (shares in thousands):

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at 12/31/00	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price	Number Exercisable at 12/31/00	Wtd. Avg. Exercise Price

$4 to 12	14,006	3.22 years	$6.62	14,006	$6.62
12 to 20	12,465	8.00	17.38	6,134	16.65
20 to 40	13,164	8.43	28.42	3,658	27.82
over 40	6,372	7.48	54.99	3,583	55.51

	46,007	6.60 years	$22.47	27,381	$18.10

     The Company’s restricted stock award plans provide for awards to officers and certain key employees of the Company. For awards granted during 1996 and 1997, restricted stock vests generally only (i) upon attainment of certain increases in the market price of the Company’s stock within five years from the date of grant, and (ii) after continued employment for a period of up to five years once the stock performance criterion is met. Awards granted in 1999 and 2000 vest upon continued employment for a period of five years. In 2000, the Company granted 6,000 restricted stock shares.

     All restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Upon issuance of restricted shares, unearned compensation is charged to shareowners’ equity for the cost of restricted stock and is recognized as amortization expense ratably over the vesting periods, as applicable. The amount of unearned compensation recognized as expense for restricted stock awards was $7 million, $6 million, and $8 million for 2000, 1999, and 1998, respectively.

COCA-COLA ENTERPRISES INC. 39

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

     If compensation cost for the Company’s grants under stock-based compensation plans had been determined under SFAS 123, the Company’s net income applicable to common shareowners, and basic and diluted net income per share applicable to common shareowners for 2000, 1999, and 1998, would approximate the pro forma amounts below (in millions except per share data):

		2000		1999			1998

	As	Pro	As		Pro	As	Pro
	Reported	Forma	Reported		Forma	Reported	Forma

Net income applicable to common shareowners	$233	$199	$56		$36	$141	$131

Basic net income per share applicable
to common shareowners	$0.56	$0.47	$0.13		$0.08	$0.36	$0.33

Diluted net income per share applicable
to common shareowners	$0.54	$0.46	$0.13		$0.08	$0.35	$0.32

     The effects of applying SFAS 123 in this pro forma disclosure may not be indicative of future results. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are possible.

9. PREFERRED STOCK
In connection with the acquisition of The Coca-Cola Bottling Company of Bellingham and the acquisition of Great Plains Bottlers and Canners, Inc., the Company issued 96,900 shares of $1 par value voting convertible preferred stock (“Bellingham series”) and issued 401,474 shares of $1 par value voting convertible preferred stock (“Great Plains series”). The Bellingham series must be converted no later than June 30, 2001, and the Great Plains series must be converted no later than August 7, 2003. As of December 31, 2000, 26,900 shares of Bellingham series have been converted into 122,636 shares of common stock and 35,000 shares of Great Plains series have been converted into 154,778 shares of common stock from treasury.

10. SHARE REPURCHASES
Under the April 1996 share repurchase program authorizing the repurchase of up to 30 million shares, the Company can repurchase shares in the open market and in privately negotiated transactions. In 2000, 1999, and 1998, the Company repurchased and settled approximately 6.6 million, 4 million, and 15.5 million shares, respectively, of common stock for an aggregate cost of approximately $124 million, $81 million, and $455 million, respectively.

     Management considers market conditions and alternative uses of cash and/or debt, balance sheet ratios, and shareowner returns when evaluating share repurchases. Repurchased shares are added to treasury stock and are available for general corporate purposes including acquisition financing and the funding of various employee benefit and compensation plans.

       The Company has repurchased a total of 26.3 million shares under the program. In October 2000, the Company’s Board of Directors authorized the repurchase of up to an additional 30 million shares upon completion of the current program.

11. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS
Pension Plans: The Company sponsors a number of defined benefit pension plans covering substantially all of its employees in North America and Europe. Additionally, the Company participates in various multi-employer pension plans worldwide. Total pension expense for multi-employer plans was $25 million in 2000, $23 million in 1999, and $20 million in 1998. The Company’s funding policy is to make annual contributions to the extent such contributions are tax deductible but not less than the minimum contribution required by applicable regulations.

Other Postretirement Plans: The Company sponsors unfunded defined benefit postretirement plans providing healthcare and life insurance benefits to substantially all U.S. and Canadian employees who retire or terminate after qualifying for such benefits. European retirees are covered primarily by government-sponsored programs, and the specific cost to the Company for these programs and other postretirement healthcare is not significant.

40 COCA-COLA ENTERPRISES INC.

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

Summarized information on the Company’s pension and other postretirement benefit plans is as follows (in millions):

			Other
	Pension Plans		Postretirement Plans

	2000	1999	2000	1999

Reconciliation of benefit obligation
Benefit obligation at beginning of year	$1,185	$1,171	$266	$269
Service cost	60	60	7	7
Interest cost	86	80	19	18
Plan participants’ contributions	8	7	3	3
Amendments	10	–	(7)	3
Actuarial (gain) loss	22	(91)	5	(17)
Acquisitions	–	13	–	3
Benefit payments	(54)	(50)	(21)	(21)
Translation adjustments	(38)	(5)	–	1

Benefit obligation at end of year	$1,279	$1,185	$272	$266

Reconciliation of fair value of plan assets
Fair value of plan assets at beginning of year	$1,154	$1,014	$–	$–
Actual return on plan assets	125	149	–	–
Employer contributions	37	19	18	18
Plan participants’ contributions	8	7	3	3
Acquisitions	–	13	–	–
Benefit payments	(54)	(50)	(21)	(21)
Translation adjustments	(43)	2	–	–

Fair value of plan assets at end of year	$1,227	$1,154	$–	$–

Funded status
Funded status at end of year	$(52)	$(31)	$(272)	$(266)
Unrecognized transition asset	(1)	(3)	–	–
Unrecognized prior service cost (asset)	13	2	(81)	(83)
Unrecognized net gain	(13)	(20)	(9)	(14)
Fourth quarter contribution	7	4	–	–

Net amount recognized	$(46)	$(48)	$(362)	$(363)

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	$120	$111	$–	$–
Accrued benefit liability	(204)	(186)	(362)	(363)
Intangible asset	18	15	–	–
Other comprehensive income adjustment	20	12	–	–

Net amount recognized	$(46)	$(48)	$(362)	$(363)

Weighted average assumptions
Discount rate	7.5%	7.5%	7.5%	7.5%
Expected return on plan assets	9.4%	9.3%	–	–
Rate of compensation increase	4.8%	4.9%	–	–

     For the defined benefit pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets were $913 million, $797 million, and $709 million, respectively, as of December 31, 2000, and $155 million, $135 million, and $63 million, respectively, as of December 31, 1999. The significant changes between 2000 and 1999 are due to the inclusion of the Company’s largest plan in 2000 but not in 1999.

COCA-COLA ENTERPRISES INC. 41

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

Net periodic benefit cost for the years ended December 31, 2000, 1999, and 1998, consisted of the following:

	Pension Plans			Other Postretirement Plans

(IN MILLIONS)	2000	1999	1998	2000	1999	1998

Components of net periodic benefit cost
Service cost	$60	$60	$46	$7	$7	$6
Interest cost	86	80	71	19	18	19
Expected return on plan assets	(106)	(99)	(87)	–	–	–
Amortization of transition asset	(2)	(1)	(1)	–	–	–
Amortization of prior service cost	(1)	(1)	(1)	(9)	(9)	(9)
Recognized actuarial loss	1	2	–	–	–	–

Net periodic benefit cost	38	41	28	17	16	16
Curtailment gain	–	–	(3)	–	–	–

Net periodic benefit cost after curtailments	$38	$41	$25	$17	$16	$16

     The primary U.S. postretirement benefit plan is a defined dollar benefit plan limiting the effects of medical inflation to the lesser of 4.0% or the assumed Consumer Price Index (“CPI”). The assumed CPI rate was 3.0% at December 31, 2000 and 1999. Because the plan has established dollar limits for determining Company contributions, the effect of a 1% increase in the assumed healthcare cost trend rate is not significant. The Canadian plan also contains provisions that limit the effects of inflation on the Company’s future cost.

     The Company also sponsors qualified defined contribution plans covering substantially all employees in the U.S., Great Britain, and Canada. Under its primary plans, the Company matches 50% of participants’ voluntary contributions up to a maximum of 7% of the participants’ compensation. The Company’s contributions to these plans were $33 million in 2000, $32 million in 1999, and $27 million in 1998.

12. INCOME TAXES
The current income tax provision represents the amount of income taxes paid or payable for the year. The deferred income tax provision represents the change in deferred tax liabilities and assets and, for business combinations, the change in such tax liabilities and assets since the date of acquisition. Significant components of the provision for income taxes are as follows:

(IN MILLIONS)	2000	1999	1998

Current:
Domestic
Federal	$28	$19	$7
State and local	8	15	15
European and Canadian	64	69	38

Total current provision	100	103	60
Deferred:
Domestic
Federal	$42	$(4)	$(2)
State and local	6	(4)	(4)
European and Canadian	(37)	(66)	2
Rate change	(8)	–	(29)
Other, net	(6)	–	–

Total deferred benefit	(3)	(74)	(33)

Total provision for income taxes	$97	$29	$27

     The income tax provision in 2000 includes a nonrecurring reduction in income tax expense of approximately $14 million principally due to a rate change in France and a revaluation of income tax obligations. These deferred tax liability reductions were recognized as credits to deferred income tax expense. Our effective tax rate would have been approximately 4% higher excluding these reductions.

     The tax benefit associated with management stock performance awards reduced taxes payable by $7 million, $21 million, and $31 million in 2000, 1999, and 1998, respectively. These benefits are reflected as an increase to additional paid-in capital. The Company had foreign-denominated loans that increased taxes payable by $27 million in 2000, increased taxes payable by $7 million in 1999, and decreased taxes payable by $8 million in 1998. The effect of these loans is reflected as a component of currency translations included in accumulated other comprehensive income (loss). The tax liability (benefit) associated with short-term currency swap agreements increased (decreased) taxes payable by $45 million, $27 million, and $(4) million in 2000, 1999, and 1998, respectively. The liability (benefit) is reflected as a component of currency items included in accumulated other comprehensive income (loss).

42 COCA-COLA ENTERPRISES INC.

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

     Income before income taxes from international operations used in computing the Company’s tax provision for 2000, 1999, and 1998 was approximately $141 million, $49 million, and $151 million, respectively. These amounts are before interest and other corporate cost allocations that are not deductible in international tax computations.

     A reconciliation of the expected income tax expense at the statutory U.S. federal rate to the Company’s actual income tax provision follows:

(IN MILLIONS)	2000	1999	1998

U.S. federal statutory expense	$117	$31	$59
State expense, net of federal benefit	2	4	–
Taxation of European and Canadian
operations, net	(22)	(17)	(21)
Rate change benefit	(8)	–	(29)
Valuation allowance provision	7	3	8
Nondeductible items	7	7	6
Other, net	(6)	1	4

Total provision for income taxes	$97	$29	$27

     The Company’s tax provision reflects favorable income tax treatment granted to certain foreign operations under a tax holiday that expired in 1999. The favorable effect amounted to $10 million and $14 million in 1999 and 1998, respectively.
     Deferred income taxes are recognized for tax consequences of temporary differences between the financial and tax bases of existing assets and liabilities by applying enacted statutory tax rates to such differences. Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:

(IN MILLIONS)	2000	1999

Deferred tax liabilities:
Franchise assets	$4,699	$5,050
Property, plant, and equipment	806	668

Total deferred tax liabilities	5,505	5,718
Deferred tax assets:
Net operating loss carryforwards	(419)	(425)
Employee and retiree benefit accruals	(129)	(175)
Alternative minimum tax credits	(184)	(158)
Other, net	(223)	(255)

Total deferred tax assets	(955)	(1,013)
Valuation allowances for
deferred tax assets	108	121

Net deferred tax liabilities	4,658	4,826
Current deferred tax assets	116	125

Total net deferred tax liabilities	$4,774	$4,951

     Deferred tax assets are recognized for the tax benefit of deducting timing differences and foreign, federal, and state net operating loss and tax credit carryforwards. Valuation allowances are recognized on these assets if it is believed some or all of the deferred tax assets will not be realized. Management believes the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income from operations.

     Valuation allowances of $108 million and $121 million as of December 31, 2000 and 1999, respectively, were established for the remaining deferred tax assets. Included in the valuation allowance as of December 31, 2000 and 1999, were $23 million and $46 million, respectively, for net operating loss carryforwards of acquired companies. Previously established valuation allowances for net operating losses of acquired companies were reduced in 2000 and 1999 by $23 million and $85 million, respectively. These reversals are based on a reassessment of the utilization of net operating loss carryforwards and are reflected as a reduction to franchise assets.

     Federal tax operating loss carryforwards total $689 million. The majority of these carryforwards were acquired through the purchase of various bottling companies. These carryforwards are available in varying amounts to offset future federal taxable income through their expiration in years 2004 through 2019.

     At December 31, 2000 and 1999, the Company’s foreign subsidiaries had $133 million and $240 million in distributable earnings, respectively. These earnings are exclusive of amounts that would result in little or no tax under current laws if remitted in the future. The Company’s earnings from foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

     French income tax rates were reduced in December 2000, with the rate reductions to be phased in during 2001 and 2002. This rate change reduced deferred tax liabilities associated with the Company’s operations in France by approximately $8 million. The United Kingdom’s income tax rate was reduced from 31% to 30% in July 1998 effective April 1, 1999. This rate change reduced deferred tax liabilities associated with the Company’s operations in the United Kingdom by $29 million in 1998. These deferred tax liability reductions were recognized as credits to income tax expense.

COCA-COLA ENTERPRISES INC. 43

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

13. EARNINGS PER SHARE
The following table presents information concerning basic and diluted earnings per share:

(IN MILLIONS EXCEPT PER SHARE DATA; PER SHARE DATA IS CALCULATED PRIOR TO ROUNDING TO MILLIONS)	2000	1999	1998

Net Income	$236	$59	$142
Preferred stock dividends	3	3	1

Net Income Applicable to Common Shareowners	$233	$56	$141

Basic Average Common Shares Outstanding	419	425	393
Effect of Dilutive Securities:
Stock compensation awards	10	11	13

Diluted Average Common Shares Outstanding	429	436	406

Basic Net Income Per Share Applicable to Common Shareowners	$0.56	$0.13	$0.36

Diluted Net Income Per Share Applicable to Common Shareowners	$0.54	$0.13	$0.35

     On April 17, 1998, the Company’s Board of Directors approved an increase in the regular quarterly dividend to $0.04 per common share. This quarterly dividend increase was effective and payable beginning July 1, 1998. Dividends are declared at the discretion of the Company’s Board of Directors.

14. COMPREHENSIVE INCOME (LOSS)
The following table (in millions) presents a summary of the Company’s accumulated other comprehensive income (loss) items and related tax effects. Comprehensive income (loss) is comprised of net income and other adjustments that may include minimum pension liability adjustments, currency items such as foreign currency translation adjustments and hedges of net investments in international subsidiaries, and unrealized gains and losses on certain investments in debt and equity securities. The Company provides income taxes on currency items, except for income taxes on the impact of currency translations, as earnings from international subsidiaries are considered to be indefinitely reinvested.
			Unrealized
			Gains and
	Currency	Pension	Losses on
	Items	Adjustments	Securities	Total

Balance, December 31, 1997	$ (16)	$ –	$ –	$ (16)
1998 Pre-Tax Activity	9	(12)	–	(3)
1998 Tax Effects	12	5	–	17

Balance, December 31, 1998	$ 5	$ (7)	$ –	$ (2)
1999 Pre-Tax Activity	(34)	–	(9)	(43)
1999 Tax Effects	(32)	–	3	(29)

Balance, December 31, 1999	$ (61)	$ (7)	$ (6)	$ (74)
2000 Pre-Tax Activity	(75)	(8)	(6)	(89)
2000 Tax Effects	(72)	3	2	(67)

Balance, December 31, 2000	$(208)	$ (12)	$(10)	$(230)

15. RELATED PARTY TRANSACTIONS
At December 31, 2000, The Coca-Cola Company owned approximately 40% of the Company’s outstanding common shares. The Company generates approximately 92% of its product sales volume from the sale of products of The Coca-Cola Company. The Company and The Coca-Cola Company have entered into various transactions and agreements in the ordinary course of business. Certain of these transactions and agreements are disclosed in other sections of the accompanying financial statements and related notes. The following outlines other significant transactions between the Company and The Coca-Cola Company and its affiliates:

Marketing Support and Other Arrangements:
The Coca-Cola Company engages in a variety of marketing programs, local media advertising, and other similar arrangements to promote the sale of products of The Coca-Cola Company in territories operated by the Company. In 2000, 1999, and 1998, total direct marketing support paid or payable to the Company, or onbehalf of the Company by
The Coca-Cola Company, approximated $766 million,

44 COCA-COLA ENTERPRISES INC.

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

$767 million, and $899 million, respectively. Pursuant to cooperative advertising, and brand and trade arrangements with The Coca-Cola Company, the Company paid The Coca-Cola Company $195 million, $243 million, and $173 million in 2000, 1999, and 1998, respectively, for local media, brand, and marketing program costs. In addition, funding for costs associated with market or infrastructure development paid or payable to the Company by The Coca-Cola Company approximated $223 million, $338 million, and $324 million in 2000, 1999, and 1998, respectively. The level of promotional programs principally reflects the Company’s continued growth and the effect of recent acquisitions. The Coca-Cola Company is under no obligation to continue past levels of funding.

Fountain Syrup and Package Product Sales: The Company sells fountain syrup back to The Coca-Cola Company in certain territories and delivers this syrup to certain major fountain accounts of The Coca-Cola Company. The Company will, on behalf of The Coca-Cola Company, invoice and collect amounts receivable for these fountain sales. In addition, the Company also sells bottle and can beverage products to The Coca-Cola Company at prices that are generally similar to the prices charged by the Company to its major customers. During 2000, 1999, and 1998, The Coca-Cola Company paid the Company approximately $460 million, $419 million, and $383 million, respectively, for fountain syrup, bottle and can products, and delivery and billing services.

16. GEOGRAPHIC OPERATING INFORMATION
The Company operates in one industry: the marketing, distribution, and production of bottle and can liquid non-alcoholic refreshments. The Company operates in 46 states in the United States, the District of Columbia, and in the 10 provinces of Canada (collectively referred to as the “North American” territories), and in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands (collectively referred to as the “European” territories).
     The Company has no material amounts of sales or transfers between its North American and European territories and no significant United States export sales.

     The following presents long-lived assets as of December 31, 2000 and 1999, and net operating revenues for the years ended December 31, 2000, 1999, and 1998, by geographic territory (in millions):

		Long-Lived Assets
		2000	1999

North American		$15,435	$15,430
European		4,096	4,719

Consolidated		$19,531	$20,149

	Net Operating Revenues(A)
	2000	1999	1998

North American	$11,253	$10,728	$10,056
European	3,497	3,678	3,358

Consolidated	$14,750	$14,406	$13,414

(A)	Because of acquisitions, business seasonality, and sales prohibitions resulting from the 1999 product recall, reported results may not be indicative of full-year results for periods presented.

17. COMMITMENTS AND CONTINGENCIES
The Company has guaranteed payment of up to $281 million of indebtedness owed by certain affiliates to third parties. At December 31, 2000, these affiliates had approximately $165 million of indebtedness guaranteed by the Company. The Company has letters of credit outstanding aggregating approximately $183 million principally under self-insurance programs.
     As of December 31, 2000, the Company has entered into long-term purchase agreements with various suppliers. Subject to each supplier’s quality and performance, the aggregate purchase commitments covered by these agreements during the next five years are as follows (in millions): 2001 – $1,718; 2002 – $1,767; 2003 – $1,193; 2004 – $741; and 2005 – $3,108. The Company leases office and warehouse space, computer hardware, and machinery and equipment under lease agreements expiring at various dates through 2039. At December 31, 2000, future minimum lease payments under noncancelable operating leases aggregate approximately $156 million. Rent expense was approximately $71 million, $80 million, and $85 million during 2000, 1999, and 1998, respectively.

COCA-COLA ENTERPRISES INC. 45

Notes To Consolidated Financial Statements

Coca-Cola Enterprises Inc.

     The Company’s bottler in Canada, acquired in 1997, is being audited for the years 1990 through 1997 by the Canadian Customs and Revenue Agency. The authorities have raised issues that could result in an assessment of additional taxes. The bottler believes it has substantial defenses to the issues being raised. However, it is too early to predict the final outcome of this matter. If an assessment were made, the authorities by law could require as much as one-half of any amount assessed to become immediately due and payable while the bottler pursues an appeal.

     The Company’s bottler in California is involved in a lawsuit by current and former employees principally concerning California wage and hour issues. The Company is unable to predict the amount of any costs under this case or the final outcome.

     The Company is currently under investigation by the European Commission in various jurisdictions for alleged abuses of an alleged dominant position under Article 82 of the EU Treaty. The Company does not believe that it has a dominant position in the relevant markets, or that its current or past commercial practices violate EU law. Nonetheless, the Commission has considerable discretion in making findings and levying fines, which are subject to judicial review. There is no set timetable for the conclusion of the investigations.

     The Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect the Company’s financial position, results of operations, or liquidity.

18. QUARTERLY FINANCIAL INFORMATION
Unaudited quarterly financial information follows (in millions except per share data):

					Fiscal
2000	First	Second(A)	Third(B)	Fourth(C)	Year

Net operating revenues	$3,293	$4,027	$3,868	$3,561	$14,750

Gross profit	$1,281	$1,544	$1,500	$1,342	$5,667

Net (loss) income applicable to common shareowners	$(35)	$122	$130	$15	$233

Basic net (loss) income per share applicable to common shareowners	$(0.08)	$0.29	$0.31	$0.04	$0.56

Diluted net (loss) income per share applicable to common shareowners	$(0.08)	$0.29	$0.30	$0.04	$0.54	(D)

					Fiscal
1999	First	Second(E)	Third	Fourth	Year

Net operating revenues	$3,269	$3,797	$3,831	$3,509	$14,406

Gross profit	$1,226	$1,364	$1,471	$1,330	$5,391

Net (loss) income applicable to common shareowners	$(62)	$33	$103	$(18)	$56

Basic net (loss) income per share applicable to common shareowners	$(0.15)	$0.08	$0.24	$(0.04)	$0.13

Diluted net (loss) income per share applicable to common shareowners	$(0.15)	$0.08	$0.24	$(0.04)	$0.13

For quarterly reporting, the Company reports on the Friday closest to the end of the quarterly calendar period for reporting convenience.
Each quarter presented includes 91 days, except for the first quarter of 1999 (92 days). 2000 results include the effect of revisions to depreciable lives of certain equipment categories adopted January 1, 2000. These revisions resulted in reductions in depreciation expense of approximately $31 million ($0.05 per common share after tax) in the first quarter of 2000, $45 million ($0.06 per common share after tax) in the second quarter of 2000, $42 million ($0.06 per common share after tax) in the third quarter of 2000, $43 million ($0.06 per common share after tax) in the fourth quarter of 2000, and $161 million ($0.23 per common share after tax) for full-year 2000.
(A)	The second quarter of 2000 includes a nonrecurring charge of $12 million ($0.02 per common share after tax) related to the restructuring of operations in Great Britain.
(B)	The third quarter of 2000 includes insurance proceeds of $20 million ($0.03 per common share after tax) related to the 1999 European product recall.
(C)	The fourth quarter of 2000 includes an adjustment reducing the Company’s annual effective tax rate to 33% and a nonrecurring reduction in income tax expense of approximately $14 million ($0.03 per common share) principally due to a rate change in France and a revaluation of income tax obligations.
(D)	Due to the method required by SFAS No. 128 to calculate per share data, the quarterly per share data does not total the full-year per share data.
(E)	The second quarter of 1999 includes a nonrecurring charge of $103 million ($0.16 per common share after tax) associated with the European product recall.

46 COCA-COLA ENTERPRISES INC.

1999 MANAGEMENT’S
     Financial Review

Coca-Cola Enterprises Inc.

OPERATIONS REVIEW

OVERVIEW
In 1999, we delivered 11% comparable cash operating profit growth and earnings per share of $0.29, excluding the non-recurring product recall costs in Europe. The comparable cash operating growth does not include $30 million of cash operating profit we believe was lost by the European recall in June 1999. If these sales had not been lost, we believe comparable cash operating profit growth would have been 12%.
     For the 1999 discussion, “comparable” operating results, as presented, are determined by adjusting:

  1999 results to exclude the nonrecurring product recall costs and
  1998 results to include the results of significant 1998 and 1999 acquisitions for the same periods included in 1999 reported results.

Cash Operating Profit in 1999 increased to almost $2.2 billion, 10% above actual 1998 results, primarily because of our 4% wholesale price increase.

Net Operating Revenues in 1999 were up 7% to $14.4 billion, reflecting a combination of our 1999 acquisitions and the success of our pricing initiatives, offset by a decrease in comparable volume. Comparable net bottle and can revenues per case increased 4% and comparable bottle and can cost of sales per case remained flat compared to 1998 per case data.
     The net revenues per case increase reflected the progress we made in improving returns in certain channels and the favorable product, package, and channel mix shifts experienced in 1999. Flat cost of sales per case for 1999 reflected favorable packaging costs and the impact of currency exchange rates offset by ingredient cost increases.

Volume in 1999 on a comparable basis decreased approximately 1% on a consolidated level, reflecting declines in Coca-Cola classic and diet Coke and strong performance in Sprite, Fruitopia, POWERaDE, and Dasani.
     The comparable bottle and can physical case volume decrease for 1999 followed a 5% increase in 1998. The 1999 comparable growth decrease resulted from a 2% decrease in domestic volume, combined with a 3% growth in international volume. The 1999 North American volume decrease primarily reflected decreases in the sales of 6-pack and 24-pack can packages in the future consumption channels where the most significant focus on margin improvement occurred. On a unit case basis, North America represented 78% and 77% of the Company’s 1999 and 1998 volume, respectively.

Selling, Delivery, and Administrative Expenses in 1999 increased 10% from 1998. The increase resulted primarily from the product recall costs of $12 million and the increases in depreciation and amortization expenses relating to capital expenditures and acquisitions.

Interest Expense in 1999 increased over reported 1998 interest, reflecting a higher 1999 debt balance primarily as a result of 1999 and 1998 acquisitions and capital spending. The weighted average cost of debt was 6.6% for 1999 and 6.9% in 1998. At the end of 1999, 24% of the Company’s debt portfolio was comprised of floating-rate debt with the remainder at fixed rates.

Income Tax Expense as a percentage of earnings before income taxes was 33% in 1999, approximately equal to the 1998 effective tax rate excluding the $29 million impact of the 1998 United Kingdom tax rate change. The Company’s effective tax rate reflects a combination of actual 1999 pre-tax earnings and the beneficial tax impact of international operations, including the favorable tax treatment granted to certain international operations under a tax holiday that expired in 1999.

Basic and Diluted Earnings Per Share in 1999 were $0.13 as compared to reported 1998 basic and diluted net income of $0.36 and $0.35 per common share, respectively. Currency exchange rates did not have a material impact on 1999 earnings per share.
     The 1999 nonrecurring product recall costs reduced earnings per share by $0.16, and the 1998 one-time benefit from the United Kingdom tax rate change increased 1998 results by $0.07 per share. Excluding these nonrecurring items in 1999 and 1998, the 1999 net income per diluted share was $0.29 compared to the 1998 adjusted results of $0.28 per share.
     In 1999, the Company repurchased and settled approximately 4 million shares of common stock for an aggregate cost of $81 million under its share repurchase program, and issued approximately 22 million treasury shares of common stock in connection with its acquisitions of bottling operations.

COCA-COLA ENTERPRISES INC. 47

1999 MANAGEMENT’S
     Financial Review

Coca-Cola Enterprises Inc.

1999 CASH FLOW REVIEW

OPERATING ACTIVITIES
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
     In 1999, the Company acquired bottlers in the United States and Europe for a total purchase price plus assumed debt of approximately $730 million.

FINANCING ACTIVITIES
During 1999, the Company issued $558 million in Notes due 2002-2021 with a weighted average interest rate of 5.5% and $452 million in Notes due 2002-2009 with a weighted average interest rate of 5.9% under its Euro Medium Term Note Program and its Canadian Medium Term Note Program, respectively.
     Additionally, the Company issued $300 million of 7.125% Notes due 2009 under its shelf registration statement with the Securities and Exchange Commission. Cash received on currency hedges results from settlements of currency swap agreements, including hedges on net investments in international subsidiaries.

CAUTIONARY STATEMENTS
Certain expectations and projections regarding future performance of the Company referenced in this Annual Report are forward-looking statements. These expectations and projections are based on currently available competitive, financial, and economic data along with the Company’s operating plans and are subject to certain future events and uncertainties. We caution readers that in addition to the important factors described elsewhere in this Annual Report, the following factors, among others, could cause the Company’s actual consolidated results in 2001 and thereafter to differ significantly from those expressed in any forward-looking statements.

Marketplace – The Company’s response to continued and increased customer and competitor consolidations and marketplace competition may result in lower than expected net pricing of our products. In addition, competitive pressures may cause channel and product mix to shift from more profitable cold drink channels and packages and adversely affect the Company’s overall pricing. Efforts to improve pricing in the future consumption channels of our business may result in lower than expected volume. The continued strength of the British pound sterling versus the euro may result in lower than expected profit. Also, weather conditions, particularly in Europe, can have a significant impact on the Company’s sales volume. Net pricing, volume, and costs of sales are the primary determinants of net earnings.

Funding from The Coca-Cola Company – Material changes in levels of funding historically provided under various programs with The Coca-Cola Company, or our inability to meet the performance requirements for the anticipated levels of such support payments, could adversely affect future earnings. The Coca-Cola Company is under no obligation to continue past levels of funding.

Raw Materials – Our forecast of earnings and cash operating profit assumes no unplanned increases in the costs of raw materials, ingredients, packaging materials, or supplies. If such increases occur, and the Company is unable to increase its pricing to customers by comparable amounts, earnings and cash operating profit would be adversely affected.

Infrastructure Investment – Projected capacity levels of our infrastructure investment may differ from actual if our volume growth does not continue as anticipated. Significant changes from our expected timing of returns on cold drink equipment and employee, fleet, and plant infrastructure investments could adversely impact our future cash operating profit and net income.

Euro Conversion – Unexpected costs associated with our European operations converting to the common European currency, the euro, may adversely affect future cash operating profit and net income.

Financing Considerations – Changes from our expectations regarding both interest rates and currency exchange rates can have a material impact on our earnings. We may not be able to mitigate completely the effect of significant interest rate or currency exchange rate fluctuations.

Tax Contingency – The potential assessment of additional taxes resulting from audits conducted by the Canadian tax authorities may have a material impact on our earnings and financial condition.

Amortization Contingency – The impact of the Financial Accounting Standards Board’s (FASB) project on business combinations and amortization of intangible assets with indefinite lives is uncertain pending adoption and issuance of the rules by the FASB.

Regulatory Considerations – The potential impact of the implementation of the Occupational Health and Safety Administration’s ergonomics program is uncertain at this time.

48 COCA-COLA ENTERPRISES INC.

Report of Management

Coca-Cola Enterprises Inc.

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
     The independent auditors, Ernst & Young LLP, are recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors and ratified by the Company’s shareowners. Ernst & Young LLP is engaged to audit the consolidated financial statements of Coca-Cola Enterprises Inc., and subsidiaries and conduct such tests and related procedures as Ernst & Young LLP deems necessary in conformity with auditing standards generally accepted in the United States. The opinion of the independent auditors, based upon their audit of the consolidated financial statements, is contained in this Annual Report.

JOHN R. ALM President and Chief Operating Officer	PATRICK J. MANNELLY Senior Vice President and Chief Financial Officer	MICHAEL P. COGHLAN Vice President, Controller and Principal Accounting Officer

Atlanta, Georgia January 22, 2001

Report of Ernst & Young LLP, Independent Auditors

Board of Directors,
Coca-Cola Enterprises Inc.

We have audited the accompanying consolidated balance sheets of Coca-Cola Enterprises Inc. as of December 31, 2000 and 1999, and the related consolidated statements of income, shareowners’ equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Enterprises Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

January 22, 2001

COCA-COLA ENTERPRISES INC. 49

Selected Financial Data

Coca-Cola Enterprises Inc.

					1997(C)
					Pro
(IN MILLIONS EXCEPT PER SHARE DATA)	2000(A)	1999(B)	1998		Forma

Operations Summary
Net operating revenues	$14,750	$14,406	$13,414		$12,377
Cost of sales	9,083	9,015	8,391		7,810

Gross profit	5,667	5,391	5,023		4,567
Selling, delivery, and administrative expenses	4,541	4,552	4,154		3,854

Operating income	1,126	839	869		713
Interest expense, net	791	751	701		615
Other nonoperating expense (income), net	2	–	(1)		8

Income (loss) before income taxes	333	88	169		90
Income tax expense (benefit)(H)	97	29	27		(27)

Net income (loss) before cumulative effect of changes
in accounting principles	236	59	142		117
Cumulative effect of changes in accounting principles	–	–	–		–

Net income (loss)	236	59	142		117
Preferred stock dividends	3	3	1		2

Net income (loss) applicable to common shareowners	$233	$56	$141		$115

Other Operating Data
Depreciation expense	$810	$899	$725		$615
Amortization expense	451	449	395		426
Average Common Shares Outstanding(I)(J)
Basic	419	425	393		383
Diluted	429	436	406		396
Per Share Data(I)(J)
Basic net income (loss) per common share before cumulative
effect of changes in accounting principles	$0.56	$0.13	$0.36		$0.30
Diluted net income (loss) per common share before cumulative
effect of changes in accounting principles	0.54	0.13	0.35		0.29
Basic net income (loss) per share applicable to common shareowners	0.56	0.13	0.36		0.30
Diluted net income (loss) per share applicable to common shareowners	0.54	0.13	0.35		0.29
Dividends per common share	0.16	0.16	0.13	(K)	0.10
Closing stock price	19.00	20.125	35.75		35.56

Year-End Financial Position
Property, plant, and equipment, net	$5,783	$5,594	$4,891		$3,862
Franchises and other noncurrent assets, net	13,748	14,555	13,956		11,812
Total assets	22,162	22,730	21,132		17,487
Long-term debt	11,121	11,378	10,745		8,792
Shareowners’ equity	2,834	2,924	2,438		1,782

The Company acquired subsidiaries in each year presented and divested subsidiaries in certain periods. Such transactions, except for (i) the 1997 acquisitions of Amalgamated Beverages Great Britain Limited (“Great Britain Bottler”), The Coca-Cola Bottling Company of New York, Inc. (“Coke New York”), and Coca-Cola Beverages Ltd. (“Coke Canada”), (ii) the 1996 acquisition of Coca-Cola Enterprise S.A., Coca-Cola Production S.A., and S.A. Beverage Sales Holding N.V. (collectively “the French and Belgian bottlers”), (iii) the 1991 acquisition of Johnston Coca-Cola Bottling Group, Inc. (“Johnston”), and (iv) gains from the sale of certain bottling operations, did not significantly affect the Company’s operating results in any one fiscal period. All acquisitions and divestitures have been included in or excluded from, as appropriate, the consolidated operating results of the Company from their respective transaction dates.
(A)	The 2000 results include the effect of revisions to depreciable lives of certain equipment categories adopted January 1, 2000. These revisions resulted in a reduction in depreciation expense of approximately $161 million ($0.23 per common share after tax) for full-year 2000.
(B)	The 1999 results include a one-time charge of $103 million ($0.16 per common share after tax) for the costs associated with recalled product in certain parts of Europe. These costs were allocated $91 million to cost of sales and $12 million to selling, delivery, and administrative expenses.
(C)	The 1997 pro forma Operations Summary, Other Operating Data, and Per Share Data give effect to the following acquisitions as though each had been owned for a full year beginning January 1, 1997: the Great Britain Bottler, Coke New York, and Coke Canada.

50 COCA-COLA ENTERPRISES INC.

	1996	(D)					1991	(G)
1997(C)	Pro						Pro
Reported	Forma	Reported	1995(E)	1994	1993	1992(F)	Forma	Reported

$11,278	$10,307	$7,921	$6,773	$6,011	$5,465	$5,127	$5,027	$3,915
7,096	6,444	4,896	4,267	3,703	3,372	3,219	3,170	2,420

4,182	3,863	3,025	2,506	2,308	2,093	1,908	1,857	1,495
3,462	3,155	2,480	2,038	1,868	1,708	1,602	1,687	1,375

720	708	545	468	440	385	306	170	120
536	564	351	326	310	328	312	312	210
6	(5)	–	(3)	3	2	6	3	2

178	149	194	145	127	55	(12)	(145)	(92)
7	61	80	63	58	70	3	(17)	(9)

171	88	114	82	69	(15)	(15)	(128)	(83)
–	–	–	–	–	–	(171)	–	–

171	88	114	82	69	(15)	(186)	(128)	(83)
2	9	8	2	2	–	–	9	9

$169	$79	$106	$80	$67	$(15)	$(186)	$(137)	$(92)

$566	$483	$392	$318	$282	$254	$227	$205	$160
380	319	235	211	179	165	162	125	91

383	373	373	386	386	387	384	345	345
396	380	380	390	388	387	384	345	345

$0.44	$0.21	$0.28	$0.21	$0.17	$(0.04)	$(0.04)	$(0.35)	$(0.27)

0.43	0.21	0.28	0.20	0.17	(0.04)	(0.04)	(0.35)	(0.27)
0.44	0.21	0.28	0.21	0.17	(0.04)	(0.49)	(0.35)	(0.27)
0.43	0.21	0.28	0.20	0.17	(0.04)	(0.49)	(0.35)	(0.27)
0.10	0.033	0.033	0.017	0.017	0.017	0.017	0.017	0.017
35.56	16.16	16.16	8.97	6.00	5.09	4.09	5.13	5.13

$3,862	$3,156	$2,812	$2,158	$1,963	$1,890	$1,733	$1,706	$1,706
11,812	9,816	7,103	5,924	5,965	6,046	5,651	4,265	4,265
17,487	14,674	11,234	9,064	8,738	8,682	8,085	6,677	6,677
8,792	7,315	5,305	4,201	4,187	4,391	4,131	4,091	4,091
1,782	1,550	1,550	1,435	1,339	1,260	1,254	1,442	1,442

(D)	The 1996 pro forma Operations Summary, Other Operating Data, Per Share Data, and Year-End Financial Position give effect to the following acquisitions as though each had been owned for a full year beginning January 1, 1996: the Belgian, Great Britain, and French bottlers, Coca-Cola Bottling Company West, Inc., Grand Forks Coca-Cola Bottling Co., and Ouachita Coca-Cola Bottling Company, Inc. (“Ouachita”).
(E)	In January 1995, the Company sold its 50% ownership interest in The Coca-Cola Bottling Company of the Mid-South (“Mid-South”) to Ouachita for a gain of $9 million included in other nonoperating expense (income), net. The Company’s interest in Mid-South was reacquired through the Ouachita acquisition in February 1996.
(F)	In 1992, the Company adopted SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” and SFAS 109, “Accounting for Income Taxes.” Fiscal periods prior to 1992 were not restated for these accounting changes.
(G)	The 1991 pro forma Operations Summary, Other Operating Data, and Per Share Data give effect to the acquisition of Johnston in December 1991 as though it had been completed at the beginning of 1991. A restructuring charge in 1991 of $152 million is included in selling, delivery, and administrative expenses.
(H)	Income tax expense (benefit) includes an income tax rate change (benefit) expense of approximately $(8) million in 2000, $(29) million in 1998, $(58) million in 1997, and $40 million in 1993.
(I)	For years beginning before 1998, information was adjusted for a 3-for-1 stock split effective in 1997.
(J)	In 1997, the Company adopted SFAS 128, “Earnings Per Share,” and restated average common shares and per share data.
(K)	Effective July 1, 1998, the Company increased its regular quarterly dividend from $0.025 to $0.04.

COCA-COLA ENTERPRISES INC. 51