Form 10-K, Exhibit 13
period 2001-12-31
COCA COLA ENTERPRISES INC
filed 2002-03-29
CIK 804055

EXHIBIT 13

2001 FINANCIAL REVIEW

2001 MANAGEMENT’S FINANCIAL REVIEW

Overview

A combination of issues made 2001 a challenging year for the Company. North American volume growth in our core brands of Coca-Cola classic, diet Coke, and Sprite was below our expectations. We initiated a restructuring in 2001 designed to improve our cost structure in North America, which resulted in a $78 million charge in the second half of the year. We also integrated the operations of Herb Coca-Cola, previously the third largest bottler in the United States, which we acquired in July for approximately $1.4 billion in cash and common stock. In addition, we recognized a $302 million cumulative effect adjustment associated with a change in how we account for payments from The Coca-Cola Company designed to accelerate the placement of cold drink equipment (“Jumpstart”).

While these issues proved challenging, we took steps toward returning to profitable long-term growth in 2002. In 2001 we expanded Dasani into take-home channels and expanded packaging alternatives. We reintroduced Fanta flavors in North America, launched diet Coke with Lemon, Minute-Maid Lemonade and Fruit Punch, and introduced other specialty beverages.

Our European performance in 2001 exceeded expectations. Volume grew over 7 1/2%, including growth in our core brands of over 6%. Pricing also increased over 2 1/2% on a currency-neutral basis.

We recently reached an agreement with The Coca-Cola Company (“TCCC”) that is designed to support profitable growth in brands of TCCC in our territories. This agreement reflects improvements in our partnership with TCCC, provides for agreed upon levels of support payments, and allows for flexibility to mitigate negative market conditions that may impact the financial results of the Company.

We are also in the early stages of a business transformation project designed to standardize and improve our global processes and information technology systems. This multi-year project will eliminate inefficiencies in our business processes and allow us to fully use the power of available information to improve customer service and to increase our profitability.

2002 Outlook

In 2002 we are targeting overall volume growth of 4%. Currency-neutral EBITDA is expected to reach $2.33 billion to $2.38 billion. Volume growth, rational pricing growth and aggressive control of operating costs will enable us to achieve our expected level of EBITDA growth. Earnings per diluted common share are expected to total from $0.80 to $0.85, reflecting the change in accounting for franchise amortization required under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

In North America, we believe continued growth in noncore brands, additional brand extensions, new product introductions, and stabilization of core brand volume will drive volume growth of 3% or better. We will focus on growth in Dasani, Minute Maid and POWERade by introducing brand extensions and new package configurations for take-home channels. Our marketing plans will focus on our core brands to improve volume results in Coca-Cola classic, diet Coke, and Sprite. Our financial goals for 2002 are based on approximately 2% pricing growth in North America, a rate which should approximate our cost of goods increase.

We believe Europe will continue to be a growth driver in 2002, with volume growth of 5% to 6% expected. We expect low single-digit pricing increases, in line with our 2001 results. To maintain momentum in Europe, we will continue to place emphasis on our cold drink business and country-specific marketing efforts.

Our projections for 2002 include the anticipated impact of a concentrate price increase from TCCC of approximately 1 1/2% in North America and 2 1/2% in Europe.

Free cash flow is expected to exceed $300 million in 2002. Capital spending in 2002 is expected to be in the range of $1 billion to $1.1 billion. We plan to use our free cash flow to reduce debt balances. No significant share repurchases are planned for 2002.

Operations Review 2001

Operating Income

        In 2001 reported operating income decreased to $601 million from $1,126 million in 2000. The decrease occurred as a result of several factors, primarily a decline in our gross margin from 38.4% in 2000 to 38% in 2001. This decline was driven by an inability to achieve sufficient pricing growth in North America. In addition, the $78 million restructuring charge in 2001, a decline of approximately $137 million in Jumpstart funding recognized, and a $91 million increase in consolidated depreciation expense also contributed to the decline in operating income.

EBITDA

EBITDA, or net income (loss) before deductions for interest, taxes, depreciation, and amortization, and adjustments for other nonoperating items, declined to approximately $1.95 billion, 18% below reported 2000 results. The impact of currency translations added to our full-year 2001 EBITDA decline by approximately 1%.

EBITDA declined in 2001 primarily as a result of the previously discussed decline in gross margin, increased operating expenses in North America, and the decline in Jumpstart funding recognized.

EBITDA is used by management as an additional indicator of operating performance and not as a replacement of measures such as cash flows from operating activities and operating

CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,
	2001	2000	1999
	(in millions except per share data)
Net Operating Revenues	$15,700	$14,750	$14,406
Cost of sales	9,740	9,083	9,015

Gross Profit	5,960	5,667	5,391
Selling, delivery, and administrative expenses	5,359	4,541	4,552

Operating Income	601	1,126	839
Interest expense, net	753	791	751
Other nonoperating expense (income), net	(2)	2	—

Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Change	(150)	333	88
Income tax expense (benefit)	(131)	97	29

Net Income (Loss) Before Cumulative Effect of Accounting Change	(19)	236	59
Cumulative effect of accounting change, net of taxes	(302)	—	—

Net Income (Loss)	(321)	236	59
Preferred stock dividends	3	3	3

Net Income (Loss) Applicable to Common Shareowners	$(324)	$233	$56

Basic Net Income (Loss) Per Share Applicable to Common Shareowners	$(0.75)	$0.56	$0.13

Diluted Net Income (Loss) Per Share Applicable to Common Shareowners	$(0.75)	$0.54	$0.13

Income (expense) amounts from transactions with The Coca-Cola Company:
Net operating revenues	$806	$863	$821
Cost of sales	(4,542)	(4,258)	(4,072)
Selling, delivery, and administrative expenses	85	211	273

Pro forma net income (loss) applicable to common shareowners applying the accounting change to earlier periods	$(22)	$163	$(10)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

income as defined and required by accounting principles generally accepted in the United States.

The comparisons of operating income and EBITDA were also favorably impacted by the Herb acquisition, which contributed approximately 3% to consolidated revenue, cost of sales, and selling, delivery, and administrative expenses.

Free Cash Flow

Free cash flow (defined by the Company as EBITDA adjusted to include only the cash effect of Jumpstart funding, less capital spending, interest expense, cash taxes, and dividends) decreased from $244 million in 2000 to $236 million in 2001, primarily as a result of the decrease in EBITDA previously discussed, which was partially offset by reduced capital spending, lower cash taxes paid and decreased interest expense. Free cash flow in 2002 is expected to increase to more than $300 million, due to improved EBITDA results and modest increases in capital spending, partially offset by an increase in cash taxes.

Net Operating Revenues And Cost Of Sales

In 2001 net operating revenues increased 6% to $15.7 billion. Revenue growth resulted from the Herb acquisition, which contributed approximately 3% to overall growth, and comparable consolidated volume growth of 3%. Consolidated flat pricing growth did not impact revenue growth.

	Full-year 2001
	Reported Change	Currency Neutral
Net bottle and can revenues per case:
Consolidated	—	1 1/2%
North America	1/2%	1%
Europe	(2)%	2 1/2%
Bottle and can cost of sales per case:
Consolidated	1%	3%
North America	2 1/2%	3%
Europe	(3)%	1 1/2%

Bottle and can net revenues per physical case on a reported basis were flat in 2001 compared to 2000. Excluding the impact of currency translations, these net revenues per case grew 1 1/2% for the year. This increase is comprised of a 1% increase in North America and a 2 1/2% increase in Europe. Pricing for the year was impacted by favorable shifts in package and channel mix.

The increase in cost of sales per case for 2001 reflects ingredient cost increases offset by the impact of currency exchange rates. Cost of sales per case increased 3% on a currency neutral basis in 2001. The cost of concentrate

2001 MANAGEMENT’S FINANCIAL REVIEW — (Continued)

purchases from TCCC increased approximately 3% for the year, consistent with our expectations.

Volume

Comparable volume results are adjusted to include an additional selling day in 2000 and for acquisitions completed in 2000 and 2001.

	Full-Year 2001
	Reported Change	Comparable Change
Physical case bottle and can volume:
Consolidated	7%	3%
North America	6 1/2%	1 1/2%
Europe	8%	7 1/2%

The consolidated increase in volume reflects positive growth in diet Coke/Coca-Cola Light and strong increases in Dasani, Fanta and Minute Maid, offset by decreases in Coca-Cola classic and Sprite. On a physical case basis, North America represented 76% of the Company’s 2001 and 2000 volume.

Comparable North American volume in 2001 grew 1 1/2%, primarily as a result of increases in Dasani, diet Coke with Lemon, and Minute Maid Lemonade and Fruit Punch sales, partially offset by declines in Coca-Cola classic and Sprite.

Selling, Delivery, And Administrative Expenses

Selling, delivery, and administrative expenses increased more than 18% in 2001 as compared to 2000. This increase was driven by the previously discussed nonrecurring restructuring charges of $78 million, the increase in our North American cost structure, and a $78 million increase in depreciation expense included in selling, delivery and administrative expenses. The restructuring is expected to address the higher cost structure in place in 2001 and lower our future cost base by $80 to $100 million annually, beginning in 2002.

The Herb acquisition also added approximately 3% to our selling, delivery, and administrative expenses in 2001.

The Company participates in programs with TCCC designed to accelerate the placement of cold drink equipment. Under the multi-year programs, the Company incurs incremental expenses to develop an infrastructure (consisting primarily of people and systems) to support the accelerated placement of cold drink equipment and receives payments from TCCC for development of the infrastructure. Following discussions with the staff of the Securities and Exchange Commission, the Company changed its method of accounting for these payments, which were previously recognized as an offset to operating expenses as incurred in the period for which the payments were designated. As of January 1, 2001, the Company recognizes the payments received under the Jumpstart programs as cold drink equipment is placed and over the period the Company has the potential requirement to move equipment, primarily through 2008. Jumpstart funding recognized in 2001 declined approximately $137 million from 2000 levels.

Interest Expense

In 2001 interest expense decreased approximately 5% on a reported basis and 3 1/2% on a currency-neutral basis. This change is due to a decline in our weighted average cost of debt from 6.8% in 2000 to 6.3% in 2001, partially offset by an increase in our average debt balance. The increase in our average debt balance from approximately $11.6 billion in 2000 to approximately $12 billion in 2001 was primarily a result of the Herb acquisition. At the end of 2001, 29% of the Company’s debt portfolio was comprised of floating-rate debt with the remainder at fixed rates.

Income Tax Expense

The Company’s effective tax rate for 2001 was 87%, including the impact of $56 million in nonrecurring reductions of income tax expense recognized in 2001.

        These reductions, which result from a revaluation of income tax obligations, were due to rate reductions in Canada and in Europe. Excluding the impact of these reductions, the Company’s effective tax rate would have been 50%. The effective tax rate for 2001 reflects a reduction in 2001 North American earnings which amplifies the effect of tax rate differences in the countries in which we operate. The effective tax rate for 2000 was 33%, excluding the effects of 2000 rate changes.

Per Share Data

In 2001 the Company’s basic and diluted net loss per common share was $(0.75) versus reported $0.56 basic net income per common share and $0.54 diluted net income per share in 2000. The cumulative effect of the change in accounting in 2001 reduced our earnings per share by $(0.70). Under the April 1996 and October 2000 share repurchase programs authorizing the repurchase of up to 60 million shares, the Company can repurchase shares in the open market and in privately negotiated transactions. In 2001, the Company repurchased approximately 400,000 shares of common stock for an aggregate purchase price of approximately $8.4 million. Of the 30 million shares authorized under the 1996 program, 26.7 million shares have been repurchased since its inception. The 2000 plan commences upon completion of the 1996 plan. The Company plans to use free cash flow primarily for debt reduction.

Relationship With The Coca-Cola Company

The Company is a marketer, producer, and distributor principally of Coca-Cola products, with approximately 92% of our sales volume generated through sales of TCCC products. Our business relationship with TCCC is governed by franchise licensing territory agreements with varying terms, the majority of which are perpetual. Our company was formed initially as a wholly-owned subsidiary of TCCC and, in 1986, shares of our common stock were offered to the public in an

2001 MANAGEMENT’S FINANCIAL REVIEW — (Continued)

initial public offering. After this offering, TCCC remains a significant shareowner of the Company, currently owning approximately 38% of the Company’s outstanding shares. In addition, of the Company’s 15 Board members, three are executive officers of TCCC and one is a former executive officer of TCCC who will retire from the Board in April 2002.

We purchase our syrup and concentrate requirements from TCCC to manufacture, package, distribute, and sell TCCC products under franchise licensing agreements. These franchise licensing agreements allow TCCC to set prices of the syrups and concentrates. We also purchase finished products and fountain syrup from TCCC for sale within our territories and we have an agreement with TCCC to purchase substantially all of our requirements for sweetener in the United States. Total costs for purchases of concentrate, finished product, sweetener, and syrup from TCCC included in cost of sales were $4,542 million for 2001 as compared to $4,258 million in 2000.

Under TCCC franchise licensing agreements, TCCC may, but is not required to, participate with the Company’s marketing programs to promote the sale of product. TCCC is under no obligation to continue these programs in the future, and the terms of similar programs may differ with other parties. In certain of these programs, TCCC provides annual financial support principally based on the volume of product sales to offset a portion of the costs of the programs to the Company. In 2001 the Company recognized $606 million of direct marketing support in net revenues as compared to $533 million in 2000.

TCCC administers certain marketing programs directly with our customers. Amounts paid by TCCC directly to customers under these programs totaled $279 million for 2001 and $221 million for 2000. As discussed further below, costs for cooperative trade marketing programs included in these amounts will shift to the Company beginning in 2002.

We participate in programs with TCCC designed to accelerate the placement of cold drink equipment. TCCC’s support payments for participation in the costs of these programs were paid in the early years of the agreements. The Company has received approximately $1.2 billion in payments under the programs since 1994. No additional amounts are due for periods after 2001. In 2001, after adoption of the change in accounting method, the Company recognized $71 million of Jumpstart funding as a reduction of selling, delivery, and administrative expenses, as compared to $208 million in 2000.

We participate in cooperative advertising and brand and trade arrangements with TCCC. Pursuant to these arrangements, and prior to 2002, the Company paid TCCC for participation in these programs. Amounts paid under cooperative advertising and brand programs to TCCC are included in selling, delivery, and administrative expenses and totaled $52 million for 2001, as compared to $59 million for 2000. Amounts paid under customer trade marketing programs to TCCC are included as a reduction in net operating revenues and totaled $200 million for 2001, as compared to $136 million for 2000.

We sell fountain syrup back to TCCC in certain territories and deliver this syrup to certain major fountain accounts of TCCC. We also sell bottle and can products to TCCC at prices that are generally similar to the prices charged by the Company to its major customers. Sales to TCCC of bottle and can products and fountain syrup included in net revenues totaled $395 million in 2001, as compared to $460 million in 2000.

We reached an agreement with TCCC in North America to transfer certain responsibilities and the associated staffing for customer marketing group (“CMG”) efforts to the Company from TCCC and for local media activities from the Company to TCCC. Under the agreement, TCCC reimburses us for the CMG staffing costs transferred to the Company and we reimburse TCCC for the local media staffing costs transferred to TCCC. These costs and cost reimbursements are included in selling, delivery, and administrative expenses. Amounts reimbursed to TCCC for local media staffing expenses are $16 million for 2001. Amounts reimbursed to the Company by TCCC for CMG staffing expenses are $25 million and $3 million for 2001 and 2000, respectively.

TCCC may assist in, and approves, the transfer of ownership of bottling operations to other bottlers, which are believed by management of TCCC to be the best suited to manage and develop these territories. In certain instances in the past, the Company has purchased territories directly from TCCC. There were no territories acquired directly from TCCC in 2001 or 2000.

        We recently entered into an agreement with TCCC to support profitable growth in brands of TCCC in our territories. Total cash support expected to be received by the Company under the agreement is $150 million in 2002 and $250 million in 2003. Beginning in 2004 the annual cash support funding target reduces each year until 2009, when it becomes $80 million and remains flat thereafter. We earn the full amount of annual cash funding only upon attaining mutually established volume growth rates. After 2003 cash support funding from TCCC will be supplemented through savings that accrue from mutually developed strategic projects (“Project Proceeds”). The companies will share any shortfalls (or excesses) in Project Proceeds equally. The agreement can be canceled by either party at the end of a fiscal year with at least six months’ prior written notice.

The agreement also provides that if our net wholesale price increase in North America in a particular year falls significantly below the projected concentrate price increase from TCCC, the companies will work together to find mutually agreed ways to mitigate any negative impact to us. It cannot be assumed that any negative impact will be mitigated.

In addition, the agreement provides that, in North America only, beginning in 2002 all costs associated with customer cooperative trade marketing programs (“CTM”), except for certain identified customers, will shift to us and all costs for local media programs in North America will shift to TCCC. Marketing support funding from TCCC will be increased for

2001 MANAGEMENT’S FINANCIAL REVIEW — (Continued)
the impact of the CTM cost shifts and will be decreased for the impact of the local media cost shifts.

We have also entered into an agreement with TCCC to provide support payments for the marketing of certain brands of TCCC in the Herb territories acquired in 2001. Under the terms of this agreement, we will receive $14 million annually in the years 2002 through 2008 and $11 million in 2009. Payments received under this agreement are not subject to refund.

2001 Cash Flow And Liquidity Review

Capital Resources

Our sources of capital include, but are not limited to, cash flows from operations, the issuance of public or private placement debt, bank borrowings, and the issuance of equity securities. These sources of capital allow us the financial flexibility to execute our capital spending plan, complete acquisitions, improve our rates of return, and increase shareowner value over the long term. We believe that available short-term and long-term capital resources are sufficient to fund our capital expenditure and working capital requirements, scheduled debt payments, interest and income tax obligations, dividends to our shareowners, acquisitions, and any share repurchases.

At December 31, 2001 the Company had approximately $3.2 billion in available capital under its public debt facilities, which could be used for long-term financing, refinancing of debt maturities, and refinancing of commercial paper. Of this amount, we had (i) $1.7 billion in registered debt securities available for issuance under a registration statement with the Securities and Exchange Commission, (ii) $1.0 billion in debt securities available under a Euro Medium Term Note Program (“EMTN”), and (iii) $0.5 billion in debt securities available under a Canadian Medium Term Note Program (“CMTN”) for long-term financing needs.

In addition, we satisfy seasonal working capital needs and other financing requirements with short-term borrowings, under our commercial paper programs, bank borrowings, and other credit facilities. At December 31, 2001 we had approximately $2.1 billion outstanding in commercial paper. At December 31, 2001 we had approximately $3.3 billion available as backstop to commercial paper and undrawn working capital lines of credit. In February 2002, $500 million of commercial paper was issued to refinance maturing long-term debt. We intend to continue refinancing borrowings under our commercial paper programs and our short-term credit facilities with longer-term fixed and floating rate financings.

Some of our bank borrowings contain various provisions that, among other things, require us to maintain a leverage ratio of less than 75% and to limit the incurrence of certain liens or encumbrances in excess of defined amounts. At December 31, 2001 our leverage ratio was approximately 63% and substantially all of our assets were unencumbered. The various requirements currently are not, and it is not anticipated they will become, restrictive to our liquidity or capital resources. Our public debt has no leverage requirements but does limit the incurrence of liens and encumbrances.

The Company’s credit ratings are periodically reviewed by rating agencies. Changes in our operating results, cash flows, or financial position could impact the ratings assigned by the various rating agencies which could ultimately impact the cost of debt. As previously announced, one rating agency changed its rating outlook on the Company to negative in July 2001 but left the existing rating unchanged. If this agency’s rating is adjusted downward, we could incur higher interest costs on new borrowings. However, it is not anticipated that our potential borrowing capacity would be adversely impacted.

Summary Of Cash Activities

The Company’s principal sources of cash consisted of those derived from operations of $1.1 billion and proceeds from the issuance of debt aggregating $1.6 billion. The Company’s primary uses of cash were for acquisitions totaling $1 billion, capital expenditures totaling $972 million, and long-term debt repayments of $676 million.

Operating Activities:    Cash flows from operating activities in 2001 resulted from the Company’s operating performance discussed earlier.

Investing Activities:    The Company’s continued capital investments and the acquisition of bottling operations resulted in net cash used in investing activities of approximately $2 billion.

        In 2001 the Company acquired bottlers in North America for a total purchase price of approximately $1.4 billion. Since the Company’s inception, we have acquired numerous bottling companies in North America and western Europe for a total cost of approximately $14.6 billion.

        Financing Activities:    During 2001 the Company issued $1 billion in notes due 2006-2011 with a weighted average interest rate of 5.79%, $255 million in notes due 2016 with a weighted average interest rate of 6.5%, and $79 million in notes due 2002-2003 with a weighted average interest rate of 5.2% under its shelf registration statement with the Securities and Exchange Commission, its EMTN Program, and its CMTN Program, respectively.

Aggregate maturities of long-term debt during the next five years are as follows (in millions): 2002 —$1,804; 2003—$960; 2004—$1,734; 2005—$262; and 2006—$926. The Company intends to refinance a portion of its current maturities of debt with long term debt financings from its shelf registration statement with the Securities and Exchange Commission, its EMTN, and its CMTN and fund the remainder with cash from operations.

Other Obligations:    The Company has guaranteed payment of up to $285 million of indebtedness owed by certain affiliates, primarily packaging cooperatives, to third parties. At December 31, 2001 these affiliates had approximately $153 million of indebtedness guaranteed by the Company. We do not consider the risk of default associated with these guarantees

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2001	2000	1999
	(in millions)
Cash Flows from Operating Activities
Net income (loss)	$(321)	$236	$59
Adjustments to reconcile net income (loss) to net cash derived from operating activities:
Cumulative effect of accounting change	302	—	—
Depreciation	901	810	899
Amortization	452	451	449
Deferred income tax benefit	(242)	(3)	(74)
Changes in assets and liabilities, net of bottling acquisition effects:
Trade accounts and other receivables	(88)	21	51
Inventories	(42)	67	(80)
Prepaid expenses and other assets	43	6	(53)
Accounts payable and accrued expenses	132	(68)	10
Deferred cash payments from The Coca-Cola Company	93	—	—
Other	(116)	(51)	141

Net cash derived from operating activities	1,114	1,469	1,402
Cash Flows from Investing Activities
Investments in capital assets	(972)	(1,181)	(1,480)
Proceeds from fixed asset disposals	5	34	9
Cash investments in bottling operations, net of cash acquired	(1,011)	(54)	(111)
Other investing activities	(32)	(50)	(146)

Net cash used in investing activities	(2,010)	(1,251)	(1,728)
Cash Flows from Financing Activities
Net increase (decrease) in commercial paper	325	(515)	(23)
Issuance of long-term debt	1,297	1,355	1,969
Payments on long-term debt	(676)	(826)	(1,512)
Common stock purchases for treasury	(8)	(124)	(81)
Cash dividend payments on common and preferred stock	(72)	(70)	(70)
Exercise of employee stock options	20	9	16
Cash received on currency hedges	—	106	100

Net cash derived from (used in) financing activities	886	(65)	399

Net (Decrease) Increase in Cash and Cash Investments	(10)	153	73
Cash and cash investments at beginning of year	294	141	68

Cash and Cash Investments at End of Year	$284	$294	$141

Supplemental Noncash Investing and Financing Activities
Investments in bottling operations:
Fair values of assets acquired	$1,719	$54	$1,206
Debt issued and assumed	(15)	—	(115)
Other liabilities assumed	(289)	—	(379)
Equity issued	(404)	—	(601)

Cash paid, net of cash acquired	$1,011	$54	$111

Cash paid during the year for:
Interest (net of capitalized amounts)	$669	$758	$722

Income taxes	$15	$101	$31

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2000
	(In millions except share data)
ASSETS
Current
Cash and cash investments, at cost approximating market	$284	$294
Trade accounts receivable, less allowance reserves of $73 and $62, respectively	1,540	1,297
Amounts receivable from The Coca-Cola Company, net	—	47
Inventories:
Finished goods	458	408
Raw materials and supplies	232	194

	690	602
Current deferred income tax assets	60	116
Prepaid expenses and other current assets	302	275

Total Current Assets	2,876	2,631
Property, Plant, and Equipment
Land	390	364
Buildings and improvements	1,718	1,470
Machinery and equipment	8,614	7,704

	10,722	9,538
Less allowances for depreciation	4,726	4,059

	5,996	5,479
Construction in progress	210	304

Net Property, Plant, and Equipment	6,206	5,783
Franchises and Other Noncurrent Assets, Net	14,637	13,748

	$23,719	$22,162

LIABILITIES AND SHAREOWNERS’ EQUITY
Current
Accounts payable and accrued expenses	$2,610	$2,321
Amounts payable to The Coca-Cola Company, net	38	—
Deferred cash payments from The Coca-Cola Company	70	—
Current portion of long-term debt	1,804	773

Total Current Liabilities	4,522	3,094
Long-Term Debt, Less Current Maturities	10,365	10,348
Retirement and Insurance Programs and Other Long-Term Obligations	1,166	1,112
Deferred Cash Payments from The Coca-Cola Company	510	—
Long-Term Deferred Income Tax Liabilities	4,336	4,774
Shareowners’ Equity
Preferred stock	37	44
Common stock, $1 par value — Authorized — 1,000,000,000 shares; Issued — 453,262,107 and 449,730,126 shares, respectively	453	450
Additional paid-in capital	2,527	2,673
Reinvested earnings	220	613
Accumulated other comprehensive income (loss)	(292)	(230)
Common stock in treasury, at cost — 8,146,325 and 31,661,536 shares, respectively	(125)	(716)

Total Shareowners’ Equity	2,820	2,834

	$23,719	$22,162

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

2001 MANAGEMENT’S FINANCIAL REVIEW — (Continued)

to be significant. The Company has letters of credit outstanding aggregating approximately $252 million principally under self-insurance programs.

As of December 31, 2001 the Company has entered into long-term purchase agreements with various suppliers. Subject to each supplier’s quality and performance, the aggregate purchase commitments covered by these agreements are as follows (in millions): 2002—$1,621; 2003—$1,637; 2004—$861; 2005—$874; 2006—$887; and thereafter—$1,777.

The Company leases office and warehouse space, computer hardware, and machinery and equipment under lease agreements expiring at various dates through 2039. At December 31, 2001, future minimum lease payments under noncancelable operating leases aggregate approximately $162 million.

Financial Position 2001

Assets

Overall, the increase in total assets from December 31, 2000 to December 31, 2001 was primarily attributable to the Herb acquisition, adding approximately $1.2 billion to franchise and goodwill. The increase in property, plant, and equipment resulted from 2001 capital expenditures of approximately $1 billion and assets acquired in the Herb acquisition, offset by the impact of depreciation.

Liabilities and Equity

The net increase in long-term debt resulted primarily from the impact of the Herb acquisition. The increase in deferred cash payments from TCCC results from the change in accounting method adopted by the Company as of January 1, 2001. This change resulted in an increase in deferred cash payments of approximately $580 million, of which $510 million was a noncurrent liability at December 31, 2001.

In 2001 activities in currency markets and pension adjustments resulted in a $62 million decrease to the Company’s accumulated other comprehensive income (loss). This amount consists of the benefit of approximately $37 million in foreign currency translation adjustments offset by net investment hedges of $21 million and the impact of pension liability adjustments of $78 million, all net of tax. The pension liability adjustments resulted from the effect of the overall downturn in the stock market on pension assets combined with an increase in pension liabilities from decreased discount rates.

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

A 1% change in the market interest rates on floating rate debt outstanding at December 31, 2001 and December 31, 2000 would change interest expense on an annual basis by approximately $37 million and $26 million, respectively. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swap agreements and other risk management instruments. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume changes in our financial structure.

        Currency:    Our European operations represented approximately 20% of consolidated long-lived assets and approximately 23% of consolidated net operating revenues for 2001. We are exposed to translation risk because of our operations in Canada and Europe when the local currency statements of operations are translated into U.S. dollars. As currency exchange rates fluctuate, translation of the statements of operations of international businesses into U.S. dollars will affect comparability of revenues and expenses between years. We hedge a significant portion of our net investments in international subsidiaries by financing the purchase and cash flow requirements of international subsidiaries through local currency borrowings. The Company’s revenues are denominated in each international subsidiary’s local currency; thus, the Company is not exposed to currency transaction risk on its revenues.

The Company is exposed to currency transaction risk on certain purchases of raw materials made and other obligations assumed by its international subsidiaries.

We currently use currency forward agreements to hedge a certain portion of the aforementioned raw material purchases. These forward contracts are scheduled to expire in 2002. For the years ended December 31, 2001 and 2000, the result of a hypothetical 10% adverse movement in foreign exchange rates applied to the hedging agreements and underlying exposures would not have had a material effect on our earnings on an annual basis.

Current Trends And Uncertainties

Euro Currency Conversions

On January 1, 1999, 11 of the 15 Member States of the European Union established fixed conversion rates between existing currencies and the European Union’s common currency (“Euro”). The Company conducts business in several of these Member States, and in one (the United Kingdom) that chose not to participate. The transition period for the introduction of the Euro for the participating countries was

CONSOLIDATED STATEMENT OF SHAREOWNERS’ EQUITY

	Year Ended December 31,
	2001	2000	1999
	(In millions except per share data)
Preferred Stock
Balance at beginning of year	$44	$47	$49
Conversion of preferred stock to common stock	(7)	(3)	(2)

Balance at end of year	37	44	47

Common Stock
Balance at beginning of year	450	448	446
Exercise of employee stock options	3	2	2

Balance at end of year	453	450	448

Additional Paid-in Capital
Balance at beginning of year	2,673	2,667	2,190
Issuance of stock under deferred compensation plans	2	(18)	(2)
Expense amortization of management stock performance awards	7	9	10
Exercise of employee stock options	17	7	14
Tax effect of management stock performance awards	11	7	21
Conversion of preferred stock to common stock	2	2	1
Conversion of executive deferred compensation to equity	5	3	3
Issuance of shares to effect acquisitions	(190)	—	430
Other changes	—	(4)	—

Balance at end of year	2,527	2,673	2,667

Reinvested Earnings
Balance at beginning of year	613	447	458
Dividends on common stock (per share — $0.16 in 2001, 2000, and 1999)	(69)	(67)	(67)
Dividends on preferred stock	(3)	(3)	(3)
Net income (loss)	(321)	236	59

Balance at end of year	220	613	447

Treasury Stock
Balance at beginning of year	(716)	(611)	(703)
Issuance of stock under deferred compensation plans	—	18	2
Purchase of common stock for treasury	(8)	(124)	(81)
Issuance of shares to effect acquisitions	594	—	171
Conversion of preferred stock to common stock	5	1	—

Balance at end of year	(125)	(716)	(611)

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year	(230)	(74)	(2)
Currency translations, net of tax	16	(147)	(66)
Unrealized losses on securities, net of tax	—	(4)	(6)
Minimum pension liability adjustment, net of tax	(78)	(5)	—

Net other comprehensive income adjustments	(62)	(156)	(72)

Balance at end of year	(292)	(230)	(74)

Total Shareowners’ Equity	$2,820	$2,834	$2,924

Comprehensive Income (Loss)
Net income (loss)	$(321)	$236	$59
Net other comprehensive income adjustments	(62)	(156)	(72)

Total comprehensive income (loss)	$(383)	$80	$(13)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

2001 MANAGEMENT’S FINANCIAL REVIEW — (Continued)

January 1, 1999 through January 1, 2002, and as of March 1, 2002, all national currencies for the participating countries have been replaced by the Euro.

The Euro conversion may have long-term pricing implications by further enhancing cross-border product price transparency among the participating countries of the European Union and by changing established local currency price points. We have adjusted and continually assess our pricing and marketing strategies to ensure we remain competitive locally and in the broader European market. However, we cannot reasonably predict the long-term effects one common currency may have on pricing and costs or the resulting impact, if any, on our financial condition or results of operations.

We have completed all necessary conversion processes and have begun to manage our business in Euros. We will complete our conversion of vending machines to Euro coinage and will finalize all local currency conversions in the first quarter of 2002.

As of December 31, 2001 the Company had incurred approximately $28 million in costs associated with this conversion process. The Company estimates the total cost for the project will be close to $30 million, with over 80% of these costs capitalized.

Based upon progress to date, the Company believes use of the Euro will not have a significant impact on the manner in which it conducts business. However, due to numerous uncertainties, we cannot be assured that all issues related to the Euro conversion have been identified and that any additional issues would not have a material effect on the Company’s operations or financial condition.

Contingencies

Under the Jumpstart programs with TCCC, the Company receives payments from TCCC for a portion of the cost of developing the infrastructure (consisting primarily of people and systems) necessary to support the accelerated placements. Prior to 2001 these payments were recognized as an offset to operating expenses as incurred in the period for which the reimbursements were designated. Following discussions with the staff of the Securities and Exchange Commission, the Company changed its method of accounting for these payments. As of January 1, 2001 the Company recognizes the payments as cold drink equipment is placed and over the period the Company has the potential requirement to move equipment, primarily through 2008.

Under the programs, the Company agrees to: (1) purchase and place specified numbers of venders/coolers or cold drink equipment each year through 2008; (2) maintain the equipment in service, with certain exceptions, for a period of at least 12 years after placement; (3) maintain and stock the equipment in accordance with specified standards for marketing TCCC products; and (4) report to TCCC during the period the equipment is in service whether, on average, the equipment purchased under the programs has generated a stated minimum volume of products of TCCC. Should the Company not satisfy these or other provisions of the program, the agreement provides for the parties to meet to work out mutually agreeable solutions. If the parties were unable to agree on an alternative solution, TCCC would be able to seek a partial refund of amounts previously paid. No refunds have ever been paid under this program, and the Company believes the probability of a partial refund of amounts previously paid under the program is remote. The Company believes it would in all cases resolve any matters that might arise with TCCC.

The Company’s and its subsidiaries’ tax filings for various periods are subjected to audit by tax authorities in most jurisdictions where they conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts. Currently, there are assessments involving certain of the Company’s subsidiaries that may not be resolved for many years. The Company believes it has substantial defenses to questions being raised and would pursue all legal remedies should an unfavorable outcome result. The Company believes it has adequately provided for any ultimate amounts that would result from these proceedings, however, it is too early to predict a final outcome in these matters.

        In January 2002 Kmart Corporation (Kmart) filed for bankruptcy protection. At the date of filing the Company had approximately $20 million in trade receivables from Kmart. The Company is exposed to losses on trade receivables and to possible preference action claims for amounts paid to the Company prior to the filing. The Company believes it is adequately reserved for potential losses on trade receivables. It is not possible to predict the ultimate amount of losses, if any, which might result from preference claims.

        In June 2000 the Company and TCCC were found by a Texas jury to be jointly liable in a combined final amount of $15.2 million to five plaintiffs, each of whom is a distributor of competing beverage products. These distributors had sued alleging that the Company and TCCC engaged in unfair marketing practices. The Company is appealing the decision and believes there are substantial grounds for appeal. The complaint of four remaining plaintiffs is in discovery and has not yet gone to trial. It is impossible to predict at this time the final outcome of the Company’s appeal in this matter or the ultimate costs under all of the complaints.

The Company’s bottler in California was involved in a lawsuit by current and former employees seeking damages arising principally from California wage and hour issues. The final settlement of approximately $20 million, including legal fees, was approved by the court in October 2001. The Company has adequately provided for amounts to be paid under the settlement.

The Company is currently under investigation by the European Commission in various jurisdictions for alleged abuses of an alleged dominant position under Article 82 of the EU Treaty. The Company does not believe that it has a dominant position in the relevant markets, or that its current or past commercial practices violate EU law. Nonetheless, the Commission has considerable discretion in reaching conclusions and levying fines, which are subject to judicial review. There is no set timetable for the conclusion of the investigations.

2001 MANAGEMENT’S FINANCIAL REVIEW — (Continued)

The Company has filed suit against two of its insurers to recover losses incurred in connection with the 1999 European product recall. We are unable to predict the final outcome of this action at this time.

At December 31, 2001 there were four federal and one state Superfund sites for which the Company’s involvement or liability as a potentially responsible party (“PRP”) was unresolved. We believe any ultimate liability under these PRP designations will not have a material adverse effect on our financial position, cash flows, or results of operations. In addition, there were 30 federal and nine state sites for which it had been concluded the Company either had no responsibility, the ultimate liability amounts would be less than $100,000, or payments made to date by the Company would be sufficient to satisfy the Company’s liability.

The Company is a defendant in various other matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect the Company’s financial position, results of operations, or liquidity.

Accounting Developments

In July 2001 the Financial Accounting Standards Board (“FASB”) issued two statements, Statement 141, “Business Combinations” (“FAS 141”), and Statement 142, “Goodwill and Other Intangible Assets” (“FAS 142”), that amend APB Opinion No. 16, “Business Combinations,” and supersede APB Opinion No. 17, “Intangible Assets.” The two statements modify the method of accounting for business combinations entered into after June 30, 2001 (applicable to our Herb acquisition) and address the accounting for intangible assets. As of January 1, 2002 the Company will no longer amortize its remaining goodwill and franchise assets with an indefinite life, but will, however, evaluate them for impairment annually.

Prior to the issuance of the new statements, the Company recognized substantially all the costs of acquired companies in excess of tangible net assets acquired as franchise intangible assets for distribution rights of the products of TCCC. Beginning with the Herb acquisition, the excess of tangible net assets acquired will be allocated to goodwill and franchise intangible assets as appropriate.

Had the rule changes been in effect for full-year 2001, the pro forma results would have been as follows (in millions except share data):

	Full-Year 2001
	Reported	Pro Forma
Amortization expense	$452	$61
Operating income	601	992
Income (loss) before income taxes and cumulative effect of accounting change	(150)	241
Income tax expense (benefit)	(131)	11
Net income (loss) applicable to common shareowners	(324)	(75)
Diluted net income (loss) per share applicable to common shareowners	$(0.75)	$(0.17)

We are performing impairment tests and reviewing the statements to determine any other potential effects on the Company.

EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products,” is effective for the Company beginning January 1, 2002, and it will require certain selling expenses incurred by the Company to be reclassified as deductions from revenue. This will occur beginning in 2002 and comparable amounts in prior years will be reclassified. The Company estimates that approximately $100 million of expenses in 2001 which were previously classified as selling, delivery, and administrative expenses will be reclassified as reductions in net operating revenues in accordance with this EITF consensus.

Critical Accounting Policies

The financial results of the Company are impacted by the selection and application of accounting principles and methods. The following provides information on our most critical accounting policies.

Franchise:    The Company considers franchise rights with TCCC to be perpetual because our agreements are perpetual or, in situations where agreements are not perpetual, we anticipate the agreements will continue to be renewed upon expiration. With the adoption of FAS 142, the Company will no longer amortize franchise assets beginning in 2002.

Prior to the adoption of FAS 141, the Company assigned the cost of acquisitions in excess of the value of tangible net assets to franchise intangible assets. Subsequent to the adoption of FAS 141 on acquisitions made after June 30, 2001, the Company values franchise intangible assets and assigns the cost of acquisitions in excess of tangible net assets and franchise to goodwill.

FASB Statement 109, “Accounting for Income Taxes” (FAS 109), requires the recognition of deferred taxes on the book and tax basis differences of franchise intangible assets but not on tax basis differences of goodwill. Accordingly, deferred taxes are not provided on the cost of acquisitions assigned to goodwill. Deferred taxes on assigned franchise intangible values that will not be amortized under FAS 142 will remain on the Company’s balance sheet until disposition of the related franchise or recognition of any asset impairment.

Impairment Testing of Franchise Assets and Goodwill:    FAS 142 requires testing of intangible assets with indefinite lives and goodwill for impairment at least annually. These impairment tests are impacted by determination of the appropriate levels of cash flows to perform the tests and future cash flow assumptions of the related assets. The Company is in the process of developing and completing impairment tests. Because accounting literature and practices continue to develop with regard to completion of impairment tests, we are unable to predict the ultimate outcome of our adoption of the impairment tests under FAS 142. Based on preliminary results, we do not anticipate a material impact of the impairment loss provisions under FAS 142.

2001 MANAGEMENT’S FINANCIAL REVIEW — (Continued)

Property, Plant, and Equipment:    The Company determines: estimated useful lives of property, plant, and equipment after consideration of historical results and anticipated results under company policies. The Company’s estimated useful lives represent the assumed period the assets remain in service assuming normal routine maintenance.

In 2001 the Accounting Standards Executive Committee submitted an Exposure Draft of a proposed Statement of Position (“SOP”), “Accounting for Certain Costs and Activities related to Property, Plant, and Equipment,” to the Financial Accounting Standards Board for clearance. Conclusions reached in the final statement could impact the Company’s capitalization policies for cold drink and fleet equipment. The proposed SOP precludes mass capitalization unless it is proven to not be materially different than componentization of equipment. The proposed SOP as drafted would be effective for fiscal years beginning after June 15, 2002. A final statement is expected to be issued no earlier than the fourth quarter of 2002.

Contingent Losses:    The Company establishes reserves for losses on accounts receivable, self-insurance programs, environmental clean-up costs, legal issues and tax issues. Prior history, cost estimates, expert opinions, and management’s judgement are used to estimate the amounts of the various accruals. The amounts established represent management’s best estimate of the ultimate costs under the various contingencies.

Pension Plan Valuations:    Critical assumptions made in determination of pension expense and pension plan liabilities principally are the expected long-term return on assets (“EROA”) and mortality and termination assumptions. Identification of the appropriate discount rate to be used in the valuations is primarily based on rates of high-quality, long-term corporate bonds.

The EROA is based on long-term expectations, generally a 30-year horizon, given current investment objectives and historical results. Management believes the unfavorable results experienced in 2001 from the financial market downturn will not have a lasting impact on long-term expectations. Pension expense in 2001 would have changed by approximately $12 million had the EROA been 1% higher or lower than the average rate of 9.4% used by the Company.

Mortality assumptions are based on published insurance and retirement industry experience. Termination assumptions are based on industry withdrawal rates adjusted for company-specific experience.

Tax Accounting:    Valuation allowances are recognized on tax net operating losses when it is believed by management that some or all of the deferred tax assets will not be realized. Management believes the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income from operations.

The Company’s earnings from foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the various foreign countries.

        Restructuring and Cost Estimates:    Amounts recognized for the anticipated costs of severance pay and benefits associated with the elimination of support functions and streamlining of management of our North American operations involve estimates of amounts to be paid in the future. These estimates could be impacted should positions ultimately not be eliminated and should severance benefits not be paid because employees resign prior to severance or are rehired by the Company.

        Application of APB 25, “Accounting for Stock Issued to Employees”:    The Company applies APB 25 and related Interpretations in accounting for its stock-based compensation plans. This is an alternative to the cost recognition requirements of FAS 123. FAS 123, if fully adopted, would change the method for cost recognition on the Company’s stock-based compensation plans.

        If compensation costs for the Company’s stock-based compensation plans had been determined under FAS 123, the Company’s net loss applicable to common shareowners would have increased by $46 million.

        Jumpstart Funding Recognition:    Beginning in 2001 the Company recognizes support payments under the Jumpstart programs generally as units of equipment are placed. The amount recognized under the programs will vary as units of equipment are placed. The Company’s principal requirement under the programs is the placement of equipment. Other requirements under the programs are generally operating standards of the Company performed in the normal course of business. Additionally, the Company believes it would in all cases be able to resolve any matters that might arise with TCCC that could potentially result in a refund of payments previously received under the programs.

        Significant assumptions and judgments made in making the computations included: (1) the population of equipment that could potentially be moved, (2) the costs of moving equipment, (3) requirements of the programs that are outside routine operations of the Company and could potentially be considered material obligations, and (4) the probability of the assertion of refund rights by TCCC.

        Application of Different Accounting Principles:    Application of accounting methods or assumptions that differ from those outlined above, or other policies not listed specifically above, could result in materially different amounts reported as the results of operations or the financial condition of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Significant Accounting Policies

The Company’s Business:    Coca-Cola Enterprises Inc. (“the Company”) is the world’s largest marketer, distributor, and producer of bottle and can liquid nonalcoholic refreshment. The Company distributes its bottle and can products to customers and consumers in the United States and Canada through franchise territories in 46 states in the United States, the District of Columbia, and the 10 provinces of Canada. The Company is also the sole licensed bottler for products of The Coca-Cola Company (“TCCC”) in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands.

Basis of Presentation:    The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company’s fiscal year ends on December 31. For quarterly reporting convenience, the Company reports on the Friday closest to the end of the quarterly calendar period. The financial statements and accompanying notes prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) include estimates and assumptions made by management that affect reported amounts. Actual results could differ from those estimates.

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

In 2001 and 2000 the Company had an agreement with a Canadian financial institution whereby the Company could sell up to approximately $47 million and $49 million, respectively, of designated pools of accounts receivable. At December 31, 2001 and 2000 the Company had sold approximately $47 million and $49 million, respectively, of receivables, which are excluded from the accompanying balance sheets. The Company retains collection and administrative responsibilities for the accounts receivable sold.

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

        Franchises and Other Noncurrent Assets, Net:    Franchise agreements contain performance requirements and convey to the licensee the rights to distribute and sell products of the licensor within specified territories. The majority of the Company’s franchise agreements are perpetual, reflecting a long and ongoing relationship with TCCC. The Company’s agreements covering its European and Canadian operations are not perpetual because TCCC does not grant perpetual franchise rights outside the United States. The Company believes these agreements will continue to be renewed at each expiration date and, therefore, are essentially perpetual.

        Prior to 2002 franchise assets were amortized on a straight-line basis over 40 years, the maximum period allowed under accounting principles generally accepted in the United States (“GAAP”). Accumulated franchise amortization amounted to $3,028 million and $2,642 million at December 31, 2001 and 2000, respectively. As of January 1, 2002, in accordance with the provisions of Financial Accounting Standards Board Statement 142, “Goodwill and Other Intangible Assets,” the Company will no longer amortize its remaining franchise and goodwill assets. The assets will, however, be evaluated for impairment annually or more frequently if facts and circumstances indicate the cost of the assets may be impaired. The evaluation consists of comparing the fair value of the assets, as determined using estimated future discounted cash flows associated with the asset, to the asset’s carrying amount to determine if a write-down to fair value is required. In 2001, 2000, and 1999, the Company had no impairment losses on franchise assets. Had the new standard been in effect for full year 2001, our net loss applicable to common shareowners would have decreased by $249 million or $0.58 per common share after tax. The Company is currently performing impairment tests and reviewing the statements to determine any other potential effects.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Management Stock-Based Compensation Plans:    The Company accounts for stock-based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25 and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”). As part of the Company’s overall management compensation program, the Company issues stock compensation awards to key executives and employees.

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

Derivative Financial Instruments:    The Company uses interest rate swap agreements and other risk management instruments to manage the fluctuation of interest expense on the Company’s fixed/floating debt portfolio. The Company also uses currency swap agreements, forward agreements, options, and other risk management instruments to minimize the impact of exchange rate fluctuations on the Company’s nonfunctional currency cash flows and to protect the value of the Company’s net investments in foreign operations. On January 1, 2001 the Company adopted FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“FAS 133”). As a result of adopting this statement, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value. The Company recognized a charge, net of tax, of approximately $26 million in accumulated other comprehensive income during the first quarter of 2001 from the adoption of FAS 133.

The hedges entered into by the Company can be categorized as fair value, cash flow, or net investment hedges. The Company enters into fair value hedges to mitigate exposure to changes in the fair value of fixed rate debt resulting from fluctuations in interest rates. Effective changes in the fair values of designated and qualifying fair value hedges are recognized in earnings as offsets to changes in the fair value of the related hedged liabilities.

The Company enters into cash flow hedges to mitigate exposure to changes in the cash flows attributable to certain forecasted transactions such as international raw material purchases and payments on certain foreign currency debt obligations. Changes in the fair value of cash flow hedging instruments are recognized in accumulated other comprehensive income. Amounts recognized in accumulated other comprehensive income are then subsequently reversed to earnings in the same periods the forecasted purchases or payments affect earnings. Changes in fair value from ineffectiveness of cash flow hedges are recognized in other nonoperating income (expenses) in the consolidated statements of operations.

        The Company enters into certain nonfunctional currency borrowings as net investment hedges of international subsidiaries. The Company does not hold or issue financial instruments for trading purposes.

        For 2000 and 1999 the Company accounted for derivative financial instruments using the accounting standards then in effect.

        Marketing Costs and Support Arrangements:    The Company participates in various programs supported by TCCC or other licensors. Under these programs, certain costs incurred by the Company are reimbursed by the applicable licensor.

        Support payments from TCCC and other licensors for marketing programs and other similar arrangements to promote the sale of licensed products are classified as a reduction of sales discounts and allowances in revenue. Payments for marketing programs to promote the sale of licensed products are recognized in revenue either in the period payments are specified for or on a per unit basis over the year as product is sold. Payments for annual marketing programs are recognized as product is sold; periodic programs are recognized in the periods for which they are specified. Support payments from licensors received as reimbursement of costs associated with market or infrastructure development are classified as a reduction of selling, delivery, and administrative expenses.

        Prior to January 1, 2001 payments from TCCC under the Jumpstart programs were recognized as an offset to incremental expenses of the programs in the periods for which the support payments were specified. Effective January 1, 2001, with implementation of the change in accounting method, infrastructure cost payments from TCCC will be recognized as cold drink equipment is placed and over the period the Company has the potential requirement to move equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    Change in Accounting Method

As of January 1, 2001 the Company changed its method of accounting for infrastructure development payments received from TCCC under its cold-drink “Jumpstart” programs after discussions with the Securities and Exchange Commission (“SEC”). The Company participates in Jumpstart market development programs with TCCC that are designed to accelerate the placement of cold drink equipment in the Company’s franchise territories. These programs began in 1994.

To support the accelerated placement of equipment, the Company received payments from TCCC for the development of infrastructure. Prior to this change, these payments were recognized as an offset to operating expenses as incurred in the period for which the payments were designated. The Company will now recognize the payments received under these programs as it meets the requirements of the programs. These requirements principally consist of equipment placements in the Company’s franchise territories as well as potential requirements to move equipment to ensure sufficient sales volumes are reported during the life of the equipment. After discussions with the staff of the SEC, the Company changed to this preferred method of accounting because it defers recognition of cash payments received to give accounting recognition to the equipment placement requirements and the potential requirement to move equipment under the programs.

The contracts under the programs have been amended on occasion over the period since inception in 1994 primarily to add additional and acquired franchise territories. The current agreements require the Company to place approximately 1,121,000 pieces of cold drink equipment over the period from 2002 to 2008. Payments under the programs have been made quarterly since inception of the program in 1994 and for 2001 were approximately $40 million per quarter. There are no amounts due after 2001.

Under the programs, the Company agrees to: (1) purchase and place specified numbers of venders/coolers or cold drink equipment each year through 2008; (2) maintain the equipment in service, with certain exceptions, for a period of at least 12 years after placement; (3) maintain and stock the equipment in accordance with specified standards for marketing TCCC products; and (4) report to TCCC during the period the equipment is in service whether, on average, the equipment purchased under the programs has generated a stated minimum volume of products of TCCC.

The Company also agrees to relocate equipment if it is not generating sufficient volume to meet the minimum requirements. Movement of the equipment is required only if it is determined that, on average, sufficient volume is not being generated and it would help to ensure the Company’s performance under the programs. It was not necessary to move equipment to meet this volume requirement through 2001.

        Should the Company fail to meet the cumulative purchase requirements of the programs for any calendar year, the parties agree to mutually develop a reasonable solution/alternative. Should no mutually agreeable solution be developed, or in the event that the Company otherwise breaches any material obligation under the contracts and such breach is not remedied within a stated period, then the Company might be required to repay a portion of the support funding as determined by TCCC. The Company and TCCC have, from time to time, amended the requirements of the programs after evaluating progress in the market place, and no refunds have ever been paid. The Company believes it would in all cases resolve any matters that might arise with TCCC, and that the probability of a partial refund of amounts previously paid under the program is remote.

        The Jumpstart agreements specify the periods for which payments are designated and the amounts of such payments. The agreements do not specify which infrastructure costs the Company must incur or when the costs must be incurred, and incurring these costs does not give the Company rights to reimbursement.

        The Company’s principal obligation under the programs is to purchase and place equipment. Requirements to maintain equipment in service for a minimum number of years, to maintain certain flavor set standards, and to report volumes are operating standards of the Company performed in the normal course of business.

        Under the new accounting method, the support payments are allocated to equipment units based on per unit funding amounts. The amount allocated to the requirement to place equipment is the balance remaining after determining the potential cost of moving the equipment after placement. The amount allocated to the requirement to place equipment is recognized as the equipment is placed. The amount allocated to the potential cost of moving placed equipment will be recognized on a straight-line basis over the 12-year in-service requirement under the agreements beginning after the equipment is placed.

The amount allocated to the potential cost of moving placed equipment is determined based on an estimate of the units of equipment that could potentially be moved after 2001 and an estimate of the cost of movement. The estimate of potential move costs is based on potential moves of vending equipment serviced by the Company, which does not include vending equipment used by third parties and cooler equipment because movement of this equipment by the Company is not probable.

Significant assumptions and judgments made in making the computations included: (1) the population of equipment that could potentially be moved, (2) the costs of moving equipment, (3) requirements of the programs that are outside routine operations of the Company and could potentially be considered material obligations, and (4) the probability of the assertion of refund rights by TCCC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company believes the accounting method as outlined above is consistent with the Company’s rights and performance obligations under the programs as it reflects the primary obligation for equipment placements, the parties’ business relationship, and the Company’s operating practices.

The change in accounting, which is accounted for as of January 1, 2001, results in a noncash cumulative effect adjustment of $(302) million, net of $185 million of taxes, or $(0.70) per common share. The accounting change also decreases income before the cumulative effect in 2001 by approximately $56 million or $(0.13) per common share.

The noncash cumulative effect of the accounting change was determined based on (i) a per-unit funding amount for the total equipment placement requirements under the programs and (ii) applying that amount to the remaining units to be placed under the contracts as of January 1, 2001. The cumulative effect adjustment is the after-tax difference between the amount of retained earnings at the beginning of 2001 and the amount of retained earnings that would have been reported by the Company at the beginning of 2001 if the new accounting method had been applied in years 1994 through 2000 under the programs.

At December 31, 2001, $580 million in cash payments are deferred under the programs. Of this amount, $548 million will be recognized during the period 2002 through 2008 as equipment is placed, and $32 million will be recognized over 12 years after the equipment is placed to give accounting recognition to the potential requirement to move equipment during its useful life.

Pro forma amounts, representing the amounts that would have been reported if the newly adopted accounting principle had been applied retroactively during all periods presented without adjustment for any changes in the business that might have occurred had this method been employed, are presented below. (In millions except per share data; per share data is calculated prior to rounding to millions.)

	Year Ended December 31,
	2001	2000	1999
Pro forma:
Net income (loss) applicable to common shareowners	$(22)	$163	$(10)
Basic net income (loss) per share applicable to common shareowners	$(0.05)	$0.39	$(0.02)
Diluted net income (loss) per share applicable to common shareowners	$(0.05)	$0.38	$(0.02)

Quarterly results for 2001 reflecting this change in accounting are included in Note 19, Quarterly Financial Information. Refer to Note 16, Related Party Transactions, for a further description of transactions with TCCC.

3.    Acquisitions

        When acquiring bottling operations with Coca-Cola licenses, the Company purchases the right to market, distribute, and produce beverage products of TCCC in specified territories. When acquisitions of other licensor product rights occur, similar rights are also obtained. The purchase method of accounting has been used for all acquisitions and, accordingly, the results of operations of acquired companies are included in the Company’s consolidated statements of operations beginning at acquisition. In addition, the assets and liabilities of companies acquired are included in the Company’s consolidated balance sheet at their estimated fair values on the dates of acquisition.

        Following are summaries of the Company’s acquisition activities for 2001, 2000, and 1999.

2001

        On July 10, 2001 the Company completed the acquisition of 100% of the outstanding common and preferred shares of Hondo Incorporated and Herbco Enterprises, Inc., collectively known as Herb Coca-Cola. Herb Coca-Cola was previously the third largest bottler of products of TCCC in the United States. As a result of the acquisition, the Company will sell approximately 80% of TCCC’s bottle and can volume in the United States. The Company also expects cost savings and system rationalization as a result of the proximity of Herb Coca-Cola’s operations to its existing territories.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing the purchase price allocation; however, no significant changes are anticipated.

Current assets	$167
Property, plant, and equipment	335
Franchise	608
Goodwill	567

Total assets acquired	1,677

Current liabilities	192
Deferred tax liabilities	84
Long-term liabilities	9

Total liabilities assumed	285

Net assets acquired	$1,392

The franchise assets recognized are intangible assets not subject to amortization in accordance with FASB Statement No. 142, “Goodwill and Other Intangible Assets”(“FAS 142”). Of the total franchise and goodwill recognized, $825 million is expected to be deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total transaction value was approximately $1.4 billion, including cash of $1 billion and common stock valued at approximately $400 million. The value of the 25 million shares issued was determined based on the average closing price of the Company’s common shares over the two-day period before and after the terms of the acquisition were finalized and agreed to. The total transaction value is comprised of approximately $1.3 billion for the bottling operations and $100 million for the value of incremental tax benefits associated with the transaction.

The following table summarizes unaudited pro forma financial information of the Company as if the acquisition of Herb Coca-Cola was completed January 1, 2000, for the years ended December 31, 2001 and December 31, 2000. The unaudited pro forma financial information reflects adjustments for the estimated financing costs of the acquisition, elimination of goodwill/franchise amortization for Herb Coca-Cola, the difference in income tax rates between the Company and Herb Coca-Cola, and the number of shares outstanding. Adjustments to eliminate previously existing goodwill and franchise amortization for the Company have been made to present pro forma financial information as of January 1, 2000 in accordance with FAS 142. Under the provisions of FAS 142, goodwill acquired in a business combination after June 30, 2001 is not amortized. In addition, as franchise is classified as an intangible asset with an indefinite useful life according to FAS 142, any franchise acquired in a business combination after June 30, 2001 is also not amortized.

	Year Ended December 31,
	2001	2000
Net operating revenues	$16,157	$15,667
Net income (loss) before cumulative effect of accounting change	(34)	249
Net income (loss)	(336)	249
Basic net income (loss) per share applicable to common shareowners	$(0.76)	$0.56
Diluted net income (loss) per share applicable to common shareowners	$(0.76)	$0.55

The Company’s results for 2001 include the impact of the change in accounting adopted by the Company as of January 1, 2001 of approximately $56 million after taxes, the cumulative effect of the change in accounting of $302 million, and the following significant nonrecurring items: (i) $78 million in restructuring and other charges, discussed in Note 4, and (ii) income tax benefits of $56 million due to rate changes in Canada and certain European territories, discussed in Note 11. The Company’s results for 2000 include the impact of (i) insurance proceeds of $20 million related to the Company’s 1999 Belgian product recall, and (ii) a restructuring charge of $12 million related to operations in Great Britain. In addition, Herb Coca-Cola’s results included in the pro forma results include the following significant nonrecurring items: (i) net occupancy expense eliminated with the acquisition of $2 million per quarter, recognized in each quarter of 2000 through the second quarter of 2001, (ii) employee loyalty bonuses of $20 million recognized in the second quarter of 2001, and (iii) bad debt expense of $6 million recognized in the second quarter of 2001.

The Company also acquired the following bottlers in 2001 for a total transaction value of approximately $43 million:

•	Tarpon Springs Coca-Cola Bottling Company, operating on the Gulf Coast of Florida,

•	Southwest Dr Pepper Bottling Company, operating in Monett, Missouri.

2000

In 2000, the Company completed the following acquisitions in the United States and Canada for an aggregate cash purchase price of approximately $54 million:

•	Longview Coca-Cola Bottling Company, operating in Eastern Texas;

•	Substantially all of the Coca-Cola bottling territories in Ohio and Kentucky formerly owned by Coca-Cola Bottling Co. Consolidated;

•	Columbia Beverages Ltd., operating in Canada; and

•	Vermilion Beverages Ltd., operating in Canada.

1999

In 1999, the Company completed the following acquisitions for aggregate transaction values of approximately $730 million:

United States

•	Cameron Coca-Cola Bottling Company, Inc., operating in Pittsburgh, Pennsylvania, and parts of Ohio and West Virginia;

•	Bryan Coca-Cola Bottling Company, operating in eastern Texas;

•	The Coca-Cola, Dr Pepper Bottling Company of Albuquerque, operating in western New Mexico;

•	Nacogdoches Coca-Cola Bottling Company, operating in eastern Texas;

•	Sulphur Springs Coca-Cola Bottling Company, operating in eastern Texas;

•	Montgomery Coca-Cola Bottling Company, Inc., operating in Alabama;

•	Perryton Coca-Cola Bottling Company, Inc., operating in the panhandles of Texas and Oklahoma;

•	Big Bend Coca-Cola Bottling Company, operating in southwest Texas; and

Europe

•	Sud Boissons S.A. and Societe Boissons Gazeuses de la Cote d’Azur, operating in southern France and Monaco.

These acquisitions were funded through a combination of cash, assumed debt, and shares of the Company’s common stock from treasury.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.    Nonrecurring Costs

During the second half of 2001 the Company recorded restructuring and other charges totaling $78 million. The restructuring charge, which is included in selling, delivery, and administrative expenses in 2001, related to a series of steps designed to improve the Company’s cost structure including the elimination of unnecessary support functions following the consolidation of North America into one operating unit and streamlining management of the North American operations responsive to the current business environment.

Of approximately 2,000 positions impacted, the majority of personnel affected were no longer employees of the Company as of December 31, 2001. Employees impacted by the restructuring were provided both financial and nonfinancial severance benefits. Restructuring costs include costs associated with involuntary terminations and other direct costs associated with implementation of the restructuring. Pay benefits are being paid over the benefit period. Other direct costs include relocation costs and costs of development, communication, and administration which are expensed as incurred.

In addition, during the second half of 2001 the Company completed its analysis of certain technology initiatives and capital projects and recognized an impairment charge of $20 million to reduce the carrying value of assets to net recoverable values.

The table below summarizes accrued restructuring expenses and amounts charged against the accrual as of and for the year ended December 31, 2001 (in millions):

Restructuring Summary	Expenses	Payments	Accrued Balance
Employee terminations
Severance pay and benefits	$51	$(11)	$40
Other direct costs	7	(6)	1

Total	$58	$(17)	$41

In 2000 the Company realized $20 million of insurance proceeds related to its 1999 product recall in certain parts of Europe and a $12 million nonrecurring charge related to the restructuring of operations in Great Britain. These items were included in selling, delivery, and administrative expenses in 2000.

5.    Accounts Payable and Accrued Expenses

At December 31 accounts payable and accrued expenses consist of the following (in millions):

	2001	2000
Trade accounts payable	$885	$915
Accrued advertising costs	462	385
Accrued compensation and benefits	257	175
Accrued interest costs	223	217
Accrued taxes	294	204
Additional accrued expenses	489	425

	$2,610	$2,321

6.    Long-term Debt

        The table below summarizes the Company’s long-term debt at December 31, adjusting for the effects of interest rate and currency swap agreements:

	2001	2000
	(In millions)
U.S. commercial paper (weighted average rates of 2.0% and 6.6%)	$1,759	$1,409
Canadian dollar commercial paper (weighted average rates of 2.5% and 5.9%)	251	285
Canadian dollar notes due 2002-2009 (weighted average rates of 4.7% and 6.0%)(A)	686	672
Notes due 2002-2037 (weighted average rates of 6.5% and 6.9%)(B)	2,885	2,115
Debentures due 2012-2098 (weighted average rates of 7.4%)	3,783	3,800
8.35% zero coupon notes due 2020 (net of unamortized discount of $490 and $501)	139	128
Euro notes due 2002-2021 (weighted average rates of 6.3% and 6.4%)(C)	2,268	2,277
Various foreign currency debt	236	276
Additional debt	115	109

Long-term debt, including effect of net asset positions of currency swap agreements	12,122	11,071
Net asset positions of currency swap agreements(D)	47	50

	$12,169	$11,121

(A)	During 2001 the Company issued $79 million in notes due 2002-2003 with a weighted average interest rate of 5.2% under its Canadian Medium Term Note Program.
(B)
In the third quarter of 2001 the Company issued $1 billion in notes due 2006-2011 with a weighted average interest rate of 5.79% under its shelf registration statement with the Securities and Exchange Commission.

(C)	During 2001 the Company issued $255 million of 6.5% notes due 2016 under its Euro Medium Term Note Program in exchange for Euro notes due 2013.
(D)	The net asset positions of currency swap agreements are included in the balance sheet as assets.

Aggregate maturities of long-term debt during the next five years are as follows (in millions): 2002—$1,804; 2003—$960; 2004—$1,734; 2005—$262; and 2006—$926.

The Company has domestic and international credit facilities to support its commercial paper programs and other borrowings as needed. At December 31, 2001 and 2000 the Company had $0 and $128 million, respectively, of short-term borrowings outstanding under these credit facilities. At December 31, 2001 and 2000 the Company had approximately $3.3 billion and $2.7 billion, respectively, of amounts available under domestic and international credit facilities.

At December 31, 2001 and 2000 approximately $2.3 billion and $2.0 billion, respectively, of borrowings due in the next 12 months were classified as maturing after one year due to the Company’s intent and ability through its credit facilities to refinance these borrowings on a long-term basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2001 and 2000 the Company had available for issuance approximately $1.7 billion and $2.7 billion, respectively, in registered debt securities under a shelf registration statement with the Securities and Exchange Commission. At December 31, 2001 and 2000 the Company had available for issuance approximately $1.0 billion and $0.5 billion, respectively, in debt securities under a Euro Medium Term Note Program, and at December 31, 2001 and 2000 the Company had approximately $0.5 billion and $0.6 billion, respectively, available for issuance under a Canadian Medium Term Note Program.

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

7.    Derivative Financial Instruments

On January 1, 2001 the Company adopted FAS 133, which requires the recognition of all derivative instruments on the balance sheet at fair value.

The Company uses interest rate swap agreements and other risk management instruments to manage the fluctuation of interest expense on the Company’s fixed/floating debt portfolio. The Company also uses currency swap agreements, forward agreements, options, and other risk management instruments to minimize the impact of exchange rate fluctuations on the Company’s nonfunctional currency cash flows and to protect the value of the Company’s net investments in foreign operations.

The hedges entered into by the Company can be categorized as fair value, cash flow, or net investment hedges. The Company enters into fair value hedges to mitigate exposure to changes in the fair value of fixed rate debt resulting from fluctuations in interest rates. Effective changes in the fair values of designated and qualifying fair value hedges are recognized in earnings as offsets to changes in the fair value of the related hedged liabilities. At adoption and during the year ended December 31, 2001 there was no ineffectiveness related to fair value hedges. Ineffectiveness is defined as the amount by which the change in the value of the hedge does not exactly offset the change in the value of the hedged item.

The Company enters into cash flow hedges to mitigate exposure to changes in the cash flows attributable to certain forecasted transactions such as international raw material purchases and payments on certain foreign currency debt obligations. Changes in the fair value of cash flow hedging instruments are recognized in accumulated other comprehensive income. Amounts recognized in accumulated other comprehensive income are then subsequently reversed to earnings in the same periods the forecasted purchases or payments affect earnings. Changes in fair value from ineffectiveness of cash flow hedges are recognized in income currently. During 2001 the Company recognized a loss of approximately $1 million of ineffectiveness related to cash flow hedges of international raw material purchases. This amount has been recorded in other nonoper-ating expenses in the consolidated statement of operations.

        The Company recognized a charge, net of tax, of approximately $26 million in accumulated other comprehensive income during the first quarter of 2001 from the adoption of FAS 133. At December 31, 2001 no amounts related to cash flow hedges of forecasted international raw materials purchases were included in accumulated other comprehensive income.

        The Company enters into certain nonfunctional currency borrowings as net investment hedges of international subsidiaries. During 2001 the net amount recorded in accumulated other comprehensive income related to these borrowings was a loss of approximately $24 million.

        Prior to January 1, 2001 the Company also used interest expense and currency related agreements for risk management purposes.

        The Company had floating-to-fixed interest rate swaps with total notional amounts outstanding at December 31, 2000, of $16 million, which expired in 2001. At December 31, 2000, the Company received a weighted average interest rate of 5.7% and paid a weighted average interest rate of 5.5% under these swaps. The Company had fixed-to-floating interest rate swaps with total notional amounts outstanding at December 31, 2000 of $449 million, expiring through 2009. At December 31, 2000 the Company received a weighted average interest rate of 6.7% and paid a weighted average interest rate of 6.5% under these swaps.

        At December 31, 2000 the Company had interest rate caps outstanding of $120 million. Premiums paid for these caps were amortized to interest expense over the contract term. Payments received during 2000 under these cap agreements were not significant.

        At December 31, 2000 the Company had currency swap arrangements on $670 million of local debt.

        Notional amounts outstanding under forward contracts at December 31, 2000 were $104 million. The Company’s forward contracts expired in 2001.

        The Company is exposed to credit losses in the event of nonperformance by counterparties to exchange agreements. Counterparties to the Company’s exchange agreements are major financial institutions and their creditworthiness is subject to continuing review; however, full performance by these counterparties is anticipated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.    Fair Values of Financial Instruments

The carrying amounts and fair values of the Company’s financial instruments at December 31 are summarized as follows (in millions; (liability)/asset):

	2001		2000
	Carrying Amount	Fair Values	Carrying Amount	Fair Values
Debt related financial instruments:
Long-term debt	$(12,156)	$(12,587)	$(11,104)	$(11,225)
Currency swap agreements in liability positions	(13)	(13)	(17)	(9)
Currency swap agreements in asset positions	47	47	50	28

Net debt	$(12,122)	$(12,553)	$(11,071)	$(11,206)

Interest rate swap agreements	$46	$46	$—	$17

Currency forward agreements	$—	$—	$—	$(9)

9.    Stock-Based Compensation Plans

The Company has elected to apply APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans, instead of applying the optional cost recognition requirements of FAS 123. FAS 123, if fully adopted, would change the method for cost recognition on the Company’s stock-based compensation plans. Pro forma disclosures as if the Company had adopted the FAS 123 cost recognition requirements follow.

The Company’s stock option plans provide for the granting of nonqualified stock options to certain key employees. Generally, options outstanding under the Company’s stock option plans are granted at prices that equal or exceed the market value of the stock on the date of grant. The Company’s unvested options vest over a period up to nine years and expire 10 years from the date of the grant. Certain option grants contain provisions that allow for accelerated vesting if various stock performance criteria are met. Compensation costs for performance-based stock option plans were $(1) million, $2 million, and $4 million for 2001, 2000, and 1999, respectively. The reduction in compensation cost for performance-based stock option plans in 2001 is due to a reversal of expense made for granted awards for which it is probable that the required performance targets will not be met. At December 31, 2001 approximately 34,000 performance-based stock options had not met the stock performance requirement.

A summary of the status of the Company’s stock options as of December 31, 2001, 2000, and 1999, and changes during the year ended on those dates, is presented below (shares in thousands):

	2001		2000		1999
	Shares	Wtd. Avg. Exer. Price	Shares	Wtd. Avg. Exer. Price	Shares	Wtd. Avg. Exer. Price
Outstanding at beginning of year	46,007	$22.47	47,130	$22.18	27,270	$16.44
Granted at prices equaling grant date prices	12,297	18.63	788	21.01	12,074	22.64
Granted at prices greater than grant date prices	3,983	23.77	417	29.86	10,377	34.22
Exercised	(2,997)	6.48	(1,211)	6.94	(2,081)	7.22
Forfeited	(1,414)	20.23	(1,117)	28.56	(510)	32.77

Outstanding at end of year	57,876	$22.63	46,007	$22.47	47,130	$22.18

Options exercisable at end of year	32,257		27,381		19,734

Options available for future grant	28,196		3,320		2,804

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below details the fair value of options granted during 2001, 2000, and 1999. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted assumptions for 2001, 2000, and 1999, respectively: (i) dividend yields of 0.4% for all years, (ii) expected volatility of 40%, 37%, and 35%, (iii) risk-free interest rates of 4.95%, 6.76%, and 5.89%, and (iv) expected life of six years for all years.

	2001	2000	1999
Weighted average fair value of options granted during the year	$8.08	$8.77	$8.60

At prices equaling grant date prices	$8.41	$9.63	$10.32

At prices greater than grant date prices	$7.05	$7.17	$6.90

The following table summarizes information about stock options outstanding at December 31, 2001 (shares in thousands):

Options Outstanding					Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/01	Wtd. Avg. Remaining Contractual Life		Wtd. Avg. Exercise Price	Number Exercisable at 12/31/01	Wtd. Avg. Exercise Price
$4 to 12	10,994	2.58	years	$6.97	10,994	$6.97
12 to 20	23,556	8.01		17.97	8,452	17.14
20 to 40	17,008	7.84		27.18	7,442	27.22
over 40	6,318	6.48		54.99	5,369	55.10

	57,876	6.76	years	$22.63	32,257	$22.32

The Company’s restricted stock award plans provide for awards to officers and certain key employees of the Company. For awards granted during 1996 and 1997, restricted stock vests generally only (i) upon attainment of certain increases in the market price of the Company’s stock within five years from the date of grant, and (ii) after continued employment for a period of up to five years once the stock performance criterion is met. Awards granted in 2001 and 2000 generally vest upon continued employment for a period up to five years. In 2001 the Company granted 336,000 restricted stock shares.

All restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Upon issuance of restricted shares, unearned compensation is charged to shareowners’ equity for the cost of restricted stock and is recognized as amortization expense ratably over the vesting periods, as applicable. The amount of unearned compensation recognized as expense for restricted stock awards was $8 million, $7 million, and $6 million for 2001, 2000, and 1999, respectively.

If compensation cost for the Company’s grants under stock-based compensation plans had been determined under FAS 123, the Company’s net income applicable to common shareowners, and basic and diluted net income per share applicable to common shareowners for 2001, 2000, and 1999, would approximate the pro forma amounts below (in millions, except per share data):

	2001		2000		1999
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income (loss) applicable to common shareowners	$(324)	$(370)	$233	$199	$56	$36

Basic net income (loss) per share applicable to common shareowners	$(0.75)	$(0.86)	$0.56	$0.47	$0.13	$0.08

Diluted net income (loss) per share applicable to common shareowners	$(0.75)	$(0.86)	$0.54	$0.46	$0.13	$0.08

The effects of applying FAS 123 in this pro forma disclosure may not be indicative of future results. FAS 123 does not apply to awards prior to 1995, and additional awards in future years are possible.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.    Pension and other Postretirement Benefit Plans

Pension Plans:    The Company sponsors a number of defined benefit pension plans covering substantially all of its employees in North America and Europe. Additionally, the Company participates in various multi-employer pension plans worldwide. Total pension expense for multi-employer plans was $27 million in 2001, $25 million in 2000, and $23 million in 1999. The Company’s funding policy is to make annual contributions to the extent such contributions are tax deductible but not less than the minimum contribution required by applicable regulations.

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

Summarized information on the Company’s pension and other postretirement benefit plans is as follows (in millions):

	Pension Plans		Other Postretirement Plans
	2001	2000	2001	2000
Reconciliation of benefit obligation
Benefit obligation at beginning of year	$1,279	$1,185	$272	$266
Service cost	61	60	7	7
Interest cost	95	86	20	19
Plan participants’ contributions	7	8	3	3
Amendments	6	10	—	(7)
Actuarial (gain) loss	85	22	41	5
Acquisitions	20	—	4	—
Benefit payments	(64)	(54)	(22)	(21)
Curtailment gain	(13)	—	—	—
Special termination benefits	3	—	2	—
Translation adjustments	(1)	(38)	—	—

Benefit obligation at end of year	$1,478	$1,279	$327	$272

Reconciliation of fair value of plan assets
Fair value of plan assets at beginning of year	$1,227	$1,154	$—	$—
Actual return (loss) on plan assets	(167)	125	—	—
Employer contributions	98	37	19	18
Plan participants’ contributions	7	8	3	3
Acquisitions	18	—	—	—
Benefit payments	(64)	(54)	(22)	(21)
Translation adjustments	(2)	(43)	—	—

Fair value of plan assets at end of year	$1,117	$1,227	$—	$—

Funded status
Funded status at end of year	$(361)	$(52)	$(327)	$(272)
Unrecognized transition asset	—	(1)	—	—
Unrecognized prior service cost (asset)	19	13	(72)	(81)
Unrecognized net (gain) loss	338	(13)	32	(9)
Fourth quarter contribution	5	7	—	—

Net amount recognized	$1	$(46)	$(367)	$(362)

Amounts recognized in the balance sheets consist of:
Prepaid benefit cost	$121	$120	$—	$—
Accrued benefit liability	(289)	(204)	(367)	(362)
Intangible asset	24	18	—	—
Other comprehensive income adjustment	145	20	—	—

Net amount recognized	$1	$(46)	$(367)	$(362)

Weighted average assumptions
Discount rate	6.9%	7.5%	7.0%	7.5%
Expected return on plan assets	9.4%	9.4%	—	—
Rate of compensation increase	4.8%	4.8%	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the defined benefit pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets were $1,118 million, $991 million, and $726 million, respectively, as of December 31, 2001, and $913 million, $797 million, and $709 million, respectively, as of December 31, 2000. The negative return on pension plan assets reflected the overall downturn in the stock market.

Net periodic benefit cost for the years ended December 31, 2001, 2000, and 1999, consisted of the following:
	Pension Plans			Other Postretirement Plans
	2001	2000	1999	2001	2000	1999
	(In millions)
Components of net periodic benefit cost
Service cost	$61	$60	$60	$7	$7	$7
Interest cost	95	86	80	20	19	18
Expected return on plan assets	(116)	(106)	(99)	—	—	—
Amortization of transition asset	(1)	(2)	(1)	—	—	—
Amortization of prior service cost	–	(1)	(1)	(9)	(9)	(9)
Recognized actuarial (gain) loss	(1)	1	2	—	—	—

Net periodic benefit cost	38	38	41	18	17	16
Curtailment loss	1	—	—	—	—
Special termination benefits	3	—	—	2	—	—

Total cost reflected in earnings	$42	$38	$41	$20	$17	$16

The primary U.S. postretirement benefit plan is a defined dollar benefit plan limiting the effects of medical inflation to the lesser of 4.0% or the assumed Consumer Price Index (“CPI”). The assumed CPI rate was 3.0% at December 31, 2001 and 2000. Because the plan has established dollar limits for determining Company contributions, the effect of a 1% increase in the assumed healthcare cost trend rate is not significant. The Canadian plan also contains provisions that limit the effects of inflation on the Company’s future cost.

The Company also sponsors qualified defined contribution plans covering substantially all employees in the U.S., Great Britain, and Canada. Under its primary plans, the Company matches 50% of participants’ voluntary contributions up to a maximum of 7% of the participants’ compensation. The Company’s contributions to these plans were $34 million in 2001, $33 million in 2000, and $32 million in 1999.

11.    Income Taxes

The current income tax provision represents the amount of income taxes paid or payable for the year. The deferred income tax provision represents the change in deferred tax liabilities and assets and, for business combinations, the change in such tax liabilities and assets since the date of acquisition. Significant components of the provision for income taxes are as follows:

	2001	2000	1999
	(In millions)
Current:
Domestic
Federal	$46	$28	$19
State and local	3	8	15
European and Canadian	62	64	69

Total current provision	111	100	103

Deferred:
Domestic
Federal	(152)	42	(4)
State and local	(5)	6	(4)
European and Canadian	(29)	(37)	(66)
Rate change	(56)	(8)	—
Other, net	—	(6)	—

Total deferred benefit	(242)	(3)	(74)

Total (benefit) provision for income taxes	$(131)	$97	$29

The income tax provision in 2001 and 2000 include non-recurring reductions in income tax expense of approximately $56 million in 2001 principally due to rate changes in Canada and certain European territories and approximately $14 million in 2000 due to rate changes in France and a revaluation of income tax obligations. These deferred tax liability reductions were recognized as credits to deferred income tax expense. The Company’s effective tax rate would have been approximately 50% in 2001 and 33% in 2000 excluding these reductions.

The tax benefit associated with management stock performance awards reduced current and future taxes payable by $11 million, $7 million, and $21 million in 2001, 2000, and 1999, respectively. These benefits are reflected as an increase to additional paid-in capital. The Company had foreign-denominated loans that decreased taxes payable by $13 million in 2001, increased taxes payable by $27 million in 2000, and decreased taxes payable by $7 million in 1999. The effect of these loans is reflected as a component of currency translations included in accumulated other comprehensive income (loss). The tax liability associated with short-term currency swap agreements increased taxes payable by $45 million and $27 million in 2000 and 1999, respectively. The liability is reflected as a component of currency items included in accumulated other comprehensive income (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income before income taxes from international operations used in computing the Company’s tax provision for 2001, 2000, and 1999 was approximately $157 million, $141 million, and $49 million, respectively. These amounts are before interest and other corporate cost allocations that are not deductible in international tax computations.

A reconciliation of the expected income tax expense at the statutory U.S. federal rate to the Company’s actual income tax provision follows:

	2001	2000	1999
	(In millions)
U.S. federal statutory expense (benefit)	$(53)	$117	$31
State expense (benefit), net of federal benefit/expense	(10)	2	4
Taxation of European and Canadian operations, net	(26)	(22)	(17)
Rate change benefit	(56)	(8)	—
Valuation allowance provision (benefit)	(1)	7	3
Nondeductible items	8	7	7
Other, net	7	(6)	1

Total (benefit) provision for income taxes	$(131)	$97	$29

Deferred income taxes are recognized for tax consequences of temporary differences between the financial and tax bases of existing assets and liabilities by applying enacted statutory tax rates to such differences. Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:

	2000	2001
	(In millions)
Deferred tax liabilities:
Franchise assets	$4,591	$4,699
Property, plant, and equipment	784	806

Total deferred tax liabilities	5,375	5,505
Deferred tax assets:
Net operating loss carryforwards	(478)	(419)
Employee and retiree benefit accruals	(332)	(129)
Alternative minimum tax credits	(171)	(184)
Deferred revenue	(222)	—
Other, net	(20)	(223)

Total deferred tax assets	(1,223)	(955)
Valuation allowances for deferred tax assets	124	108

Net deferred tax liabilities	4,276	4,658
Current deferred tax assets	60	116

Total net deferred tax liabilities	$4,336	$4,774

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

        Valuation allowances of $124 million and $108 million as of December 31, 2001 and 2000, respectively, were established for the remaining deferred tax assets. Included in the valuation allowance as of December 31, 2001 and 2000 were $19 million and $23 million, respectively, for net operating loss carry-forwards of acquired companies. Previously established valuation allowances for net operating losses of acquired companies were reduced in 2001 and 2000 by $7 million and $23 million, respectively. These reversals are based on a reassessment of the utilization of net operating loss carryforwards and are reflected as a reduction to franchise assets.

        Federal tax operating loss carryforwards total $847 million. The majority of these carryforwards were acquired through the purchase of various bottling companies. These carryforwards are available in varying amounts to offset future federal taxable income through their expiration in years 2003 through 2021.

        At December 31, 2001 and 2000 the Company’s foreign subsidiaries had $226 million and $133 million in distributable earnings, respectively. These earnings are exclusive of amounts that would result in little or no tax under current laws if remitted in the future. The Company’s earnings from foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

        In 2001 corporate income tax rates were reduced in Canada and certain territories in Europe. These rate changes reduced deferred tax liabilities associated with the Company’s Canadian and European operations by approximately $56 million or $0.13 per common share.

        French income tax rates were reduced in December 2000, with the rate reductions to be phased in during 2001 and 2002. This rate change reduced deferred tax liabilities associated with the Company’s operations in France by approximately $8 million. These deferred tax liability reductions were recognized as credits to income tax expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.    Earnings Per Share

The following table presents information concerning basic and diluted earnings per share:

	2001	2000	1999
	(In millions except per share data; per share data is calculated prior to rounding to millions)
Net income (loss) before cumulative effect of accounting change	$(19)	$236	$59
Cumulative effect of accounting change	(302)	—	—

Net income (loss)	(321)	236	59
Preferred stock dividends	3	3	3

Net income (loss) applicable to common shareowners	$(324)	$233	$56

Basic average common shares outstanding	432	419	425
Effect of dilutive securities:
Stock compensation awards	—	10	11

Diluted average common shares outstanding	432	429	436

Basic earnings per share:
Net income (loss) applicable to common shareowners before cumulative effect of accounting change	$(0.05)	$0.56	$0.13
Cumulative effect of accounting change	(0.70)	—	—

Net income (loss) applicable to common shareowners	$(0.75)	$0.56	$0.13

Diluted earnings per share:
Net income (loss) applicable to common shareowners before cumulative effect of accounting change	$(0.05)	$0.54	$0.13
Cumulative effect of accounting change	(0.70)	—	—

Net income (loss) applicable to common shareowners	$(0.75)	$0.54	$0.13

        The Company’s Board of Directors approved the current regular quarterly dividend of $0.04 per common share in 1998. Dividends are declared at the discretion of the Company’s Board of Directors.

13.    Accumulated other Comprehensive Income (Loss)

        The following table presents a summary of the Company’s accumulated other comprehensive income (loss) items and related tax effects. Comprehensive income (loss) is comprised of net income and other adjustments that may include changes in the fair value of certain derivative financial instruments which qualify as cash flow hedges, minimum pension liability adjustments, currency items such as foreign currency translation adjustments and hedges of net investments in international subsidiaries, and unrealized gains and losses on certain investments in debt and equity securities. The Company provides income taxes on currency items, except for income taxes on the impact of currency translations, as earnings from international subsidiaries are considered to be indefinitely reinvested.

	Unrealized Gains and Losses on Cash Flow Hedges	Currency Items	Pension Adjustments	Unrealized Gains and Losses on Securities	Total
	(In millions)
Balance, December 31, 1998	$—	$5	$(7)	$—	$(2)
1999 Pre-tax activity	—	(34)	—	(9)	(43)
1999 Tax effects	—	(32)	—	3	(29)

Balance, December 31, 1999	$—	$(61)	$(7)	$(6)	$(74)
2000 Pre-tax activity	—	(75)	(8)	(6)	(89)
2000 Tax effects	—	(72)	3	2	(67)

Balance, December 31, 2000		$(208)	$(12)	$(10)	$(230)
Cumulative effect of adopting FAS 133, net of tax effect of $11 million	(26)	—	—	—	(26)
2001 Pre-tax activity	21	3	(125)	—	(101)
2001 Tax effects	(6)	13	47	—	54
Reclassification into earnings for cash flow hedges, net of tax effect of $5 million	11	—	—	—	11

Balance, December 31, 2001	$—	$(192)	$(90)	$(10)	$(292)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.    Preferred Stock

In connection with the 1998 acquisition of Great Plains Bottlers and Canners, Inc., the Company issued 401,528 shares of $1 par value voting convertible preferred stock (“Great Plains series”). The mandatory conversion date for the Great Plains series is August 7, 2003. As of December 31, 2001, 35,000 shares of the Great Plains series have been converted into 154,778 shares of common stock.

15.    Share Repurchases

Under the April 1996 share repurchase program authorizing the repurchase of up to 30 million shares, the Company can repurchase shares in the open market and in privately negotiated transactions. In 2001, 2000, and 1999, the Company repurchased and settled approximately 0.4 million, 6.6 million, and 4 million shares, respectively, of common stock for an aggregate cost of approximately $8 million, $124 million, and $81 million, respectively.

Management considers market conditions and alternative uses of cash and/or debt, balance sheet ratios, and shareowner returns when evaluating share repurchases. Repurchased shares are added to treasury stock and are available for general corporate purposes, including acquisition financing and the funding of various employee benefit and compensation plans.

The Company has repurchased a total of 26.7 million shares under the program. In 2000, the Company’s Board of Directors authorized the repurchase of up to an additional 30 million shares upon completion of the current program. The Company plans to use free cash flow primarily for debt reduction.

16.    Related Party Transactions

At December 31, 2001 TCCC owned approximately 38% of the Company’s outstanding common shares. Approximately 92% of the Company’s volume sales are from sales of the products of TCCC. The Company and TCCC have entered into various transactions and agreements in the ordinary course of business. The following summarizes significant transactions between the Company and TCCC and its affiliates:

Marketing Support and Other Arrangements:    The Company and TCCC engage in a variety of marketing programs, local media advertising, and other similar arrangements to promote the sale of products of TCCC in territories operated by the Company. The levels of programs are determined annually and as the programs progress during the year, and are impacted by the Company’s territory acquisitions. Payments made under the programs, except for amounts paid under the Jumpstart programs, generally are received or made within the year they are due or shortly thereafter. TCCC is under no obligation to participate in the programs or continue past levels of funding into the future and the terms of similar programs may differ with other parties.

Marketing support programs funded to the Company provide financial support principally based on product sales to offset a portion of the costs of the programs to the Company. TCCC also administers certain other marketing programs directly with our customers. In 2001, 2000, and 1999, total direct marketing support paid or payable to the Company, or to customers in our territories by TCCC, totaled approximately $888 million, $754 million, and $767 million, respectively. This includes amounts paid directly to our customers by TCCC of approximately $279 million for 2001, $221 million for 2000, and $242 million for 1999, as well as $3 million paid in 2001 for TCCC’s participation in long-term agreements.

The Company participates in Jumpstart programs with TCCC designed to accelerate the placement of cold drink equipment. TCCC’s support payments under these programs were paid in the early years of the agreements. The Company has also received support payments for other market and infrastructure development costs incurred by the Company. Funding under Jumpstart and these other programs paid or payable to the Company from TCCC approximated $159 million, $223 million, and $338 million for the years 2001, 2000, and 1999, respectively. The Company participates in cooperative advertising and brand and trade arrangements with TCCC. Prior to 2002 the Company paid TCCC for participation in these programs. Beginning in 2002 cooperative advertising programs will be administered by TCCC and cooperative trade marketing programs in the Company’s territories will be administered by the Company. Pursuant to these arrangements, the Company paid TCCC $252 million, $195 million, and $243 million in 2001, 2000, and 1999, respectively, for local media, brand, and marketing programs.

Syrup, Concentrate, Sweetener, and Finished Products:    The Company purchases syrup and concentrate requirements from TCCC to manufacture, package, distribute, and sell TCCC products under franchise licensing agreements. These franchise licensing agreements give TCCC complete discretion to set prices of the syrups and concentrates. The Company also purchases finished products and fountain syrup from TCCC for sale within our territories and has an agreement with TCCC to purchase substantially all our requirements for sweetener in the United States.

Fountain Syrup and Package Product Sales:    The Company sells fountain syrup back to TCCC in certain territories and delivers this syrup to certain major fountain accounts of TCCC. The Company will, on behalf of TCCC, invoice and collect amounts receivable for these fountain sales. The Company also sells bottle and can product to TCCC at prices that are generally similar to the prices charged by the Company to its major customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Customer Marketing Group and Media Staff Cost Reimbursements:    The Company and TCCC reached an agreement in 2000 to transfer certain responsibilities and the associated staffing for customer marketing group (“CMG”) efforts to the Company from TCCC and for local media activities from the Company to TCCC. Under the agreement, TCCC reimburses the Company for CMG staffing costs transferred to the Company and the Company reimburses TCCC for local media staffing costs transferred to TCCC.

Other Transactions:    Other transactions with TCCC include management fees, reimbursements of repair costs on equipment owned by TCCC, office space leases, and purchases of point-of-sale and other advertising items.

The following table presents amounts included in the statement of operations for transactions with TCCC:

Income (expense)	2001	2000	1999
	in millions
Net Operating Revenues:
Direct marketing support	$606	$533	$525
Fountain syrup and packaged product sales	395	460	419
Cooperative trade arrangements	(200)	(136)	(129)
Other transactions	5	6	6

	$806	$863	$821

Cost of Sales:
Purchases of syrup, concentrate, sweetener, and finished products	$(4,542)	$(4,258)	$(4,072)

Selling, Delivery, and Administrative Expenses:
Operating expense support payments	$74	$222	$318
Cooperative advertising programs	(52)	(59)	(84)
Operating expense reimbursements:
To TCCC	(16)	—	—
From TCCC	25	3	—
Reimbursement of repair costs	56	51	50
Other transactions	(2)	(6)	(11)

	$85	$211	$273

17.    Geographic Operating Information

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

The following presents long-lived assets as of December 31, 2001 and 2000, and net operating revenues for the years ended December 31, 2001, 2000, and 1999, by geographic territory (in millions):

	Long-Lived Assets
	2001	2000
North American	$16,695	$15,435
European	4,148	4,096

Consolidated	$20,843	$19,531

	Net Operating Revenues(A)
	2001	2000	1999
North American	$12,055	$11,253	$10,728
European	3,645	3,497	3,678

Consolidated	$15,700	$14,750	$14,406

(A)	Because of acquisitions, business seasonality, and sales prohibitions resulting from the 1999 product recall, reported results may not be indicative of full-year results for periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.    Commitments And Contingencies

The Company has guaranteed payment of up to $285 million of indebtedness owed by certain affiliates, primarily packaging cooperatives, to third parties. At December 31, 2001 these affiliates had approximately $153 million of indebtedness guaranteed by the Company. The Company does not consider the risk of default associated with these guarantees to be significant. The Company has letters of credit outstanding aggregating approximately $252 million principally under self-insurance programs.

As of December 31, 2001 the Company has entered into long-term purchase agreements with various suppliers. Subject to each supplier’s quality and performance, the aggregate purchase commitments covered by these agreements during the next five years are as follows (in millions): 2002—$1,621; 2003—$1,637; 2004—$861; 2005—$874; 2006—$887; and thereafter—$1,777.

The Company leases office and warehouse space, computer hardware, and machinery and equipment under lease agreements expiring at various dates through 2039. At December 31, 2001 future minimum lease payments under noncancelable operating leases aggregate approximately $162 million. Rent expense was approximately $85 million, $71 million, and $80 million during 2001, 2000, and 1999, respectively.

Under the Jumpstart programs with TCCC, designed to accelerate the placement of cold drink equipment in certain territories, the Company receives payments from TCCC for a portion of the cost of developing the infrastructure (consisting primarily of people and systems) necessary to support the accelerated placements. Prior to 2001 these payments were recognized as an offset to operating expenses as incurred in the period for which the reimbursements were designated. Following discussions with the staff of the SEC, the Company changed its method of accounting for these payments. As of January 1, 2001 the Company recognizes the payments as cold drink equipment is placed and over the period the Company has the potential requirement to move equipment, primarily through 2008.

Under the programs, the Company agrees to: (1) purchase and place specified numbers of venders/coolers or cold drink equipment each year through 2008; (2) maintain the equipment in service, with certain exceptions, for a period of at least 12 years after placement; (3) maintain and stock the equipment in accordance with specified standards for marketing TCCC products; and (4) report to TCCC during the period the equipment is in service whether, on average, the equipment purchased under the programs has generated a stated minimum volume of products of TCCC. Should the Company not satisfy these or other provisions of the program, the agreement provides for the parties to meet to work out mutually agreeable solutions. If the parties were unable to agree on an alternative solution, TCCC would be able to seek a partial refund of amounts previously paid.The Company believes it would in all cases resolve any matters that might arise with TCCC and that the probability of a partial refund of amounts previously paid under the program is remote.

The Company’s and its subsidiaries’ tax filings for various periods are subjected to audit by tax authorities in most jurisdictions where they conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts. Currently, there are assessments involving certain of the Company’s subsidiaries that may not be resolved for many years. The Company believes it has substantial defenses to questions being raised and would pursue all legal remedies should an unfavorable outcome result. The Company believes it has adequately provided for any ultimate amounts that would result from these proceedings, however, it is too early to predict a final outcome in these matters.

In June 2000 the Company and TCCC were found by a Texas jury to be jointly liable in a combined final amount of $15.2 million to five plaintiffs, each of whom is a distributor of competing beverage products. These distributors had sued alleging that the Company and TCCC engaged in unfair marketing practices. The Company is appealing the decision and believes there are substantial grounds for appeal. The complaint of four remaining plaintiffs is in discovery and has not yet gone to trial. It is impossible to predict at this time the final outcome of the Company’s appeal in this matter or the ultimate costs under all of the complaints.

        In January 2002 Kmart Corporation (Kmart) filed for bankruptcy protection. At the date of filing the Company had approximately $20 million in trade receivables from Kmart. The Company is exposed to losses on trade receivables and to possible preference action claims for amounts paid to the Company prior to the filing. The Company believes it is adequately reserved for potential losses on trade receivables. It is not possible to predict any ultimate amount of losses, if any, which might result from preference claims.

        The Company’s bottler in California was involved in a lawsuit by current and former employees seeking damages arising principally from California wage and hour issues. The final settlement of approximately $20 million, including legal fees, was approved by the court in October 2001. The Company has adequately provided for amounts to be paid under the settlement.

The Company is currently under investigation by the European Commission in various jurisdictions for alleged abuses of an alleged dominant position under Article 82 of the EU Treaty. The Company does not believe that it has a dominant position in the relevant markets, or that its current or past commercial practices violate EU law. Nonetheless, the Commission has considerable discretion in making findings and levying fines, which are subject to judicial review. There is no established timetable for the conclusion of the investigations.

        The Company is a defendant in various other matters of litigation arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect the Company’s financial position, results of operations, or liquidity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.    Quarterly Financial Information

Unaudited quarterly financial information and summarized fiscal year financial information which is audited follows (in millions except per share data):

	First(A)	Second(A)(B)	Third(A)(C)	Fourth(D)	Fiscal Year
2001
Net operating revenues	$3,352	$4,105	$4,276	$3,967	$15,700

Gross profit	$1,284	$1,560	$1,616	$1,500	$5,960

Net income (loss) applicable to common shareowners before cumulative effect of accounting change	$(100)	$104	$10	$(36)	$(22)

Net income (loss) applicable to common shareowners	$(402)	$104	$10	$(36)	$(324)

Basic net income (loss) per share applicable to common shareowners before cumulative effect of accounting change	$(0.24)	$0.25	$0.02	$(0.08)	$(0.05)

Diluted net income (loss) per share applicable to common shareowners before cumulative effect of accounting change	$(0.24)	$0.24	$0.02	$(0.08)	$(0.05	)(H)

	First	Second(E)	Third(F)	Fourth(G)	Fiscal Year
2000
Net operating revenues	$3,293	$4,027	$3,868	$3,561	$14,750

Gross profit	$1,281	$1,544	$1,500	$1,342	$5,667

Net income (loss) applicable to common shareowners	$(35)	$122	$130	$15	$233

Basic net income (loss) per share applicable to common shareowners	$(0.08)	$0.29	$0.31	$0.04	$0.56

Diluted net income (loss) per share applicable to common shareowners	$(0.08)	$0.29	$0.30	$0.04	$0.54	(H)

Pro forma amounts after the accounting change:
Net income (loss) applicable to common shareowners	$(41)	$117	$94	$(7)	$163

Net income (loss) per share applicable to common shareowners	$(0.10)	$0.28	$0.22	$(0.02)	$0.39	(H)

Net income (loss) per share applicable to common shareowners	$(0.10)	$0.27	$0.22	$(0.02)	$0.38	(H)

For quarterly reporting, the Company reports on the Friday closest to the end of the quarterly calendar period for reporting convenience. Each quarter presented includes 91 days, except for the fourth quarter of 2001 (92 days).

(A)
Net income for the quarters ended March 30, June 29, and September 28, 2001 have been adjusted from the amounts previously reported in the Company’s Form 10-Qs. The revised amounts reflect the change in accounting adopted by the Company as of January 1, 2001. In the quarter ended March 28, 2001, the effect of the change was to recognize the cumulative effect of the change in accounting, which increased the net loss by $302 million, and to increase the loss before taxes and net loss by $25 million and $15 million, respectively, yielding a total increase in first quarter loss before taxes and net loss from the change in accounting of $327 million and $317 million, respectively ($0.76 per common share). In the quarter ended June 29, 2001, the net effect of the change was to reduce income before taxes and net income by $17 million and $10 million, respectively ($0.03 per common share). In the quarter ended September 28, 2001, the net effect of the change was to reduce income before taxes and net income by $25 million and $15 million, respectively ($0.04 per common share).

(B)	The second quarter of 2001 includes a nonrecurring reduction in income taxes of $46 million ($0.11 per common share).
(C)
The third quarter of 2001 includes a nonrecurring charge of $41 million ($0.06 per common share after tax) related to the restructuring of operations in North America and a nonrecurring reduction in income taxes of $6 million ($0.01 per common share).

(D)
The fourth quarter of 2001 includes a nonrecurring charge of $37 million ($0.05 per common share after tax) related to the restructuring of operations in North America and a nonrecurring reduction in income taxes of $4 million ($0.01 per common share).

(E)	The second quarter of 2000 includes a nonrecurring charge of $12 million ($0.02 per common share after tax) related to the restructuring of operations in Great Britain.
(F)	The third quarter of 2000 includes insurance proceeds of $20 million ($0.03 per common share after tax) related to the 1999 European product recall.
(G)
The fourth quarter of 2000 includes an adjustment reducing the Company’s annual effective tax rate to 33% and a nonrecurring reduction in income taxes of approximately $14 million ($0.03 per common share) principally due to a rate change in France and a revaluation of income tax obligations.

(H)	Due to the method required by FAS No. 128 to calculate per share data, the quarterly per share data does not total the full-year per share data.

2000 MANAGEMENT’S FINANCIAL REVIEW

OPERATIONS REVIEW

Overview

In 2000 we delivered 4% comparable EBITDA growth and earnings per share of $0.50, excluding nonrecurring items. For the 2000 discussion, “comparable” operating results, as presented, are determined by adjusting:

•
2000 results to exclude the nonrecurring charge of $12 million related to restructuring operations in Great Britain and the collection of $20 million of insurance proceeds related to the 1999 product recall, and

•	1999 results to exclude the nonrecurring product recall costs of $103 million.

Comparable EBITDA in 2000 increased to almost $2.38 billion, 4% above comparable 1999 results. The increase was primarily due to a 6% increase in North American revenues per case offset by a 5% increase in our per case cost of sales.

Net Operating Revenues in 2000 were up 2% to $14.75 billion, reflecting the success of our pricing initiatives and volume growth in Europe, offset by lower North American volume and the effects of foreign currency translations. Currency neutral comparable net bottle and can revenues per case increased 5% and currency neutral comparable bottle and can cost of sales per case increased 4 1/2% compared to 1999 per case data.

The revenue per case growth throughout the year reflected our higher pricing and favorable product, package, and channel mix shifts, which were significantly offset by pricing pressures in Great Britain. The increase in cost of sales per case for 2000 reflects ingredient cost increases offset by the impact of currency exchange rates.

Volume in 2000 on a comparable basis increased approximately  1/2% on a consolidated level, reflecting slight increases in Coca-Cola classic and diet Coke, and strong growth in Dasani and Minute Maid juices, offset by decreases in Sprite, Surge, and Citra. On a physical case basis, North America represented 76% and 78% of the Company’s 2000 and 1999 volume, respectively. Comparable North American volume in 2000 decreased by less than 1%, primarily reflecting decreases in multi-pack can volume in the future consumption channels offset by increases in cold drink channel sales of 5%.

Selling, Delivery, and Administrative Expenses decreased slightly in 2000 compared to 1999. The decrease resulted primarily from the effects of foreign currency translations and a reduction in depreciation as a result of the Company’s revisions to depreciable lives at the beginning of 2000 offset by declines in infrastructure funding from TCCC.

Interest Expense increased 5% over reported 1999 interest, reflecting a slightly higher weighted average cost of debt and a higher average debt balance, primarily a result of capital spending, offset by favorable foreign currency exchange rates. On a currency neutral basis, interest expense increased more than 6%. The weighted average cost of debt was 6.8% for 2000 and 6.6% for 1999. At the end of 2000, 22% of the Company’s debt portfolio was comprised of floating-rate debt, with the remainder at fixed rates.

Income Tax Expense as a percentage of earnings before income taxes was 29%, including the impact of a $14 million nonre-curring reduction of income tax expense in the fourth quarter of 2000. The reduction was due to a revaluation of income tax liabilities and an income tax rate reduction in France. Excluding the impact of this reduction, the Company’s effective tax rate would have been 33%, approximately equal to the 1999 effective tax rate excluding nonrecurring items. The Company’s effective tax rate reflects the beneficial tax impact of certain international operations.

Basic and Diluted Earnings per Share in 2000 were $0.56 per share and $0.54 per share, respectively, as compared to reported 1999 basic and diluted net income per share of $0.13. Excluding the nonrecurring items previously discussed, diluted earnings per share would have been $0.50 and $0.29 in 2000 and 1999, respectively.

In addition, assuming the revisions in the depreciable lives of certain equipment categories were adopted in 1999 and resulted in a similar percentage benefit as 2000, net income in 1999 would have been approximately $0.21 per diluted share higher.

        In 2000 the Company repurchased approximately 6.6 million shares of common stock for an aggregate cost of $124 million under its share repurchase program. Through 2000 the Company had repurchased approximately 26 million shares under the 30 million share repurchase program approved by the Company’s Board of Directors in 1996. In October 2000 the Company’s Board of Directors approved a new 30 million share repurchase program that will become effective at the conclusion of the current program.

2000 MANAGEMENT’S FINANCIAL REVIEW — (Continued)

Cash Flow Review

Operating Activities

Cash flows from operating activities in 2000 resulted from the favorable operating performance discussed earlier.

Investing Activities

The Company’s continued capital investments in its infrastructure and the acquisitions of bottling operations resulted in net cash used in investing activities of approximately $1.2 billion.

In 2000 the Company acquired bottlers in the United States and Europe for a total purchase price of approximately $54 million.

Financing Activities

During 2000 the Company issued $808 million in Notes due 2001-2007 with a weighted average interest rate of 5.9% and $245 million in Notes due 2001-2002 with a weighted average interest rate of 6.2% under its Euro Medium Term Note Program and its Canadian Medium Term Note Program, respectively. Cash received on currency hedges of $106 million in 2000 resulted from settlements of currency swap agreements, including hedges on net investments in international subsidiaries.

Cautionary Statements

Certain expectations and projections regarding future performance of the Company referenced in this Annual Report are forward-looking statements. These expectations and projections are based on currently available competitive, financial, and economic data along with the Company’s operating plans and are subject to certain future events and uncertainties. We caution readers that in addition to the important factors described elsewhere in this Annual Report, the following factors, among others, could cause the Company’s actual consolidated results in 2002 and thereafter to differ significantly from those expressed in any forward-looking statements.

Marketplace:    The Company’s response to continued and increased customer and competitor consolidations and marketplace competition may result in lower than expected net pricing of our products. In addition, competitive pressures may cause channel and product mix to shift from more profitable cold drink channels and packages and adversely affect the Company’s overall pricing. Efforts to improve pricing in the future consumption channels of our business may result in lower than expected volume. In addition, weather conditions, particularly in Europe, can have a significant impact on the Company’s sales volume. Net pricing, volume, and costs of sales are the primary determinants of net earnings.

        Funding from The Coca-Cola Company (“TCCC”):    Material changes in levels of funding historically provided under various programs with TCCC, or our inability to meet the performance requirements for the anticipated levels of such support payments, could adversely affect future earnings. TCCC is under no obligation to participate in future programs or continue past levels of funding into the future. The current agreement designed to support profitable growth in brands of TCCC in our territories can be canceled by either party at the end of a fiscal year with at least six months’ prior written notice.

        The amount of infrastructure funding from TCCC recognized as an offset to selling, delivery, and administrative expenses in a given year is dependent upon the actual number of units placed in service. Actual results may differ materially from projections if placement levels are significantly different than forecast. Should the Company not satisfy the provisions of the infrastructure funding programs, and the Company and TCCC are unable to agree on an alternative solution, TCCC would be able to seek a partial refund of amounts previously paid.

        Raw Materials:    Our forecast of earnings and EBITDA assumes no unplanned increases in the costs of raw materials, ingredients, packaging materials, or supplies. If such increases occur, and the Company is unable to increase its pricing to customers by comparable amounts, earnings and EBITDA would be adversely affected.

        Infrastructure Investment:    Projected capacity levels of our infrastructure investment may differ from actual if our volume growth does not continue as anticipated. Significant changes from our expected timing of returns on cold drink equipment and employee, fleet, and plant infrastructure investments could adversely impact our future EBITDA and net income.

        Financing Considerations:    Changes from our expectations regarding both interest rates and currency exchange rates can have a material impact on our earnings. We may not be able to mitigate completely the effect of significant interest rate or currency exchange rate fluctuations. Changes in the Company’s debt rating can have a material adverse effect on interest expense and our ability to access sources of financing.

        Tax Contingencies:    The potential assessment of additional taxes resulting from audits conducted by the French and Canadian tax authorities may have a material impact on our earnings and financial condition.

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

Management maintains a system of internal accounting controls and procedures over financial reporting designed to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded, and reported properly. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written Code of Business Conduct adopted by the Board of Directors applicable to all employees of the Company and its subsidiaries. Management believes that the Company’s internal accounting controls provide reasonable assurance (i) that assets are safeguarded against material loss from unauthorized use or disposition, and (ii) that the financial records are reliable for preparing consolidated financial statements and other data and maintaining accountability for assets.

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

/s/ John R. Alm	/s/ Patrick J. Mannelly	/s/ Michael P. Coghlan
JOHN R. ALM	PATRICK J. MANNELLY	MICHAEL P. COGHLAN
President and Chief Financial Officer	Senior Vice President and Chief Operating Officer	Vice President, Controller and Principal Accounting Officer

Atlanta, Georgia
January 23, 2002

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors, Coca-Cola Enterprises Inc.

We have audited the accompanying consolidated balance sheets of Coca-Cola Enterprises Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareowners’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Enterprises Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for certain licensor support payments. Also as discussed in Note 1, the Company has not yet adopted Statement of Financial Accounting Standards No. 142. However, the transition provisions of that statement preclude the amortization of goodwill and intangible assets with an indefinite life acquired in a business combination after June 30, 2001. As discussed in Note 3, the Company applied the transition provisions to the business combinations it completed after June 30, 2001.

Atlanta, Georgia
January 23, 2002

SELECTED FINANCIAL DATA

	Fiscal Year					1997(B)
	2001	2000	1999(A)	1998		Pro Forma	Reported
	(in millions except per share data)
Operations Summary
Net operating revenues	$15,700	$14,750	$14,406	$13,414		$12,377	$11,278
Cost of sales	9,740	9,083	9,015	8,391		7,810	7,096

Gross profit	5,960	5,667	5,391	5,023		4,567	4,182
Selling, delivery, and administrative expenses	5,359	4,541	4,552	4,154		3,854	3,462

Operating income	601	1,126	839	869		713	720
Interest expense, net	753	791	751	701		615	536
Other nonoperating expense (income), net	(2)	2	—	(1)		8	6

Income (loss) before income taxes and cumulative effect of changes in accounting	(150)	333	88	169		90	178
Income tax expense (benefit)(C)	(131)	97	29	27		(27)	7

Net income (loss) before cumulative effect of changes in accounting	(19)	236	59	142		117	171
Cumulative effect of change in accounting	(302)	—	—	—		—	—

Net income (loss)	(321)	236	59	142		117	171
Preferred stock dividends	3	3	3	1		2	2

Net income (loss) applicable to common shareowners	$(324)	$233	$56	$141		$115	$169

Other Operating Data
Depreciation expense	$901	$810	$899	$725		$615	$566
Amortization expense	452	451	449	395		426	380
Average Common Shares Outstanding(D)
Basic	432	419	425	393		383	383
Diluted	432	429	436	406		396	396
Per Share Data(D)
Basic net income (loss) per common share before cumulative effect of changes in accounting	$(0.05)	$0.56	$0.13	$0.36		$0.30	$0.44
Diluted net income (loss) per common share before cumulative effect of changes in accounting	(0.05)	0.54	0.13	0.35		0.29	0.43
Basic net income (loss) per share applicable to common shareowners	(0.75)	0.56	0.13	0.36		0.30	0.44
Diluted net income (loss) per share applicable to common shareowners	(0.75)	0.54	0.13	0.35		0.29	0.43
Dividends per common share	0.16	0.16	0.16	0.13	(E)	0.10	0.10
Closing stock price	18.94	19.00	20.125	35.75		35.56	35.56
Year-End Financial Position
Property, plant, and equipment, net	$6,206	$5,783	$5,594	$4,891		$3,862	$3,862
Franchises and other noncurrent assets, net	14,637	13,748	14,555	13,956		11,812	11,812
Total assets	23,719	22,162	22,730	21,132		17,487	17,487
Long-term debt	12,169	11,121	11,378	10,745		8,792	8,792
Shareowners’ equity	2,820	2,834	2,924	2,438		1,782	1,782
Pro forma amounts applying the accounting change to prior periods(F):
Net income (loss) applicable to common shareowners	$(22)	$163	$(10)	$34		$90	$144
Basic net income (loss) per share applicable to common shareowners	(0.05)	0.39	(0.02)	0.09		0.23	0.38
Diluted net income (loss) per share applicable to common shareowners	(0.05)	0.38	(0.02)	0.08		0.23	0.36

Notes — The Company acquired subsidiaries in each year presented. Such transactions, except for the 1997 acquisitions of Amalgamated Beverages Great Britain Limited (“Great Britain Bottler”), The Coca-Cola Bottling Company of New York, Inc. (“Coke New York”), and Coca-Cola Beverages Ltd. (“Coke Canada”), did not significantly affect the Company’s operating results in any one fiscal period. All acquisitions have been included in the consolidated operating results of the Company from their respective transaction dates.
(A)
1999 results include a one-time charge of $103 million ($0.16 per common share after tax) for costs associated with recalled product in certain parts of Europe. These costs were allocated $91 million to cost of sales and $12 million to selling, delivery, and administrative expenses.

(B)
1997 Pro Forma Operations Summary, Other Operating Data, and Per Share Data give effect to the following acquisitions as though each had been owned for a full year beginning January 1, 1997: the Great Britain Bottler, Coke New York, and Coke Canada.

(C)	Income tax expense (benefit) includes an income tax rate change benefit of approximately $56 million in 2001, $8 million in 2000, $29 million in 1998, and $58 million in 1997.
(D)	For 1997 information was adjusted for a 3-for-1 stock split effective in 1997 and restated for the adoption of SFAS 128, “Earnings Per Share.”
(E)	Effective July 1, 1998 the Company increased its regular quarterly dividend from $0.025 to $0.04.
(F)
Pro forma amounts assume the accounting change for Jumpstart payments received from TCCC, adopted as of January 1, 2001, was applied retroactively without regard to any changes in the business that could have resulted had the accounting been different in these periods.