Form 10-K, Exhibit 13
period 2002-12-31
COCA COLA ENTERPRISES INC
filed 2003-03-28
CIK 804055

EXHIBIT 13

Overview

Coca-Cola Enterprises Inc.’s (CCE) financial and operational performance improved significantly in 2002. Our net income applicable to common shareowners increased to $491 million, or $1.07 per diluted common share in 2002, compared to a net loss applicable to common shareowners before cumulative effect of accounting change (see Note 2) of $22 million in 2001. The favorable results we achieved this year reflect a great deal of planning, effort, and execution by our management team and our employees. Our efforts led to significant innovation in many aspects of our business, which was critical to our success in 2002.

Product and Package Developments

In 2002, we achieved incremental volume in North America and Europe in both carbonated and noncarbonated categories through new brands, brand extensions, and new packaging.

Our comparable volume growth of 3½ percent in North America reflects our ability to maximize the benefits of the industry’s strongest brand portfolio. Vanilla Coke energized our Coca-Cola trademark brands, which grew 4 percent for the full year and created the opportunity for sustainable year-over-year growth in a category that had been flat to down over the past few years. Our innovation also had a strong impact on growth in both our sugar and diet cola sectors. The year-long benefit of diet Coke with Lemon, the introduction of diet Vanilla Coke late in the year, and the reintroduction of diet Cherry Coke, which grew over 21 percent for the year, demonstrate the positive impact that new brands, product innovation, and marketplace emphasis can have on an entire portfolio.

We also succeeded in the noncarbonated category. After a very strong launch of Minute Maid Lemonade and Fruit Punch in 2001, we added Pink Lemonade and Lemonade light in 2002. The results have been exceptional, as our juice drink volume more than doubled last year, and we believe we can have sustainable, profitable growth in this category for many years.

Dasani, with volume growth of 40 percent in 2002, continues to establish a profitable foundation for our water business. Higher margin 20-ounce and 1-liter package expansion during 2002 continued to drive gross profit per case for Dasani that is higher than the average for our total portfolio.

Fridge Pack, a new design for can packaging, was successfully introduced in 2002 in two test markets, and we will expand its introduction in our North American territories during 2003. We achieved very solid results with Fridge Pack in the two test markets, with increased share and increased off-ad sales. While this package introduction results in incremental costs, we believe the added value Fridge Pack creates will benefit our efforts to achieve both volume and pricing growth over the long term.

In Europe, we generated strong volume growth of 4½ percent in 2002. New brands and brand extensions were a primary reason for this growth. In the carbonated soft drink segment, diet Coke with Lemon was an impetus for strong diet category growth and helped to create positive Coca-Cola trademark brand growth for the full year. Our biggest success in Europe was the continued growth of Fanta, our second-largest brand, up more than 20 percent in 2002. New, locally oriented flavors such as Fruit Twist in Great Britain, Latina in France, and Sapaya in Belgium, generated very positive consumer response. In Great Britain, our largest European territory, Fanta volume was up more than 46 percent.

Our European Group also continued to grow our higher margin immediate consumption business in 2002. Volume in one of our primary cold drink packages, 500-ml PET, grew over 10 percent as a new, proprietary contoured bottle for Fanta increased consumer demand.

Expense Management Developments

Our operating expense comparisons were much improved, partially reflecting the results of our 2001 North American reorganization. Another important factor in our success in 2002 was our ability to implement cost management action steps that resulted in efficiencies.

In 2001, we formed a logistics organization in North America focused on creating efficiencies and operating cost savings by standardizing our selling, dispatching, delivery, merchandising, warehousing, distribution, and transportation functions. In addition, our continued commitment to new processes that improve our profitability is reflected in our ongoing Project Pinnacle and shared services initiatives.

Project Pinnacle, our multi-year effort to redesign business processes, continues with the objective of enhancing shareowner value by (i) developing standard global processes, (ii) increasing information capabilities, and (iii) providing system flexibility. The project covers all functional areas of our business and is staffed with representatives from both Europe and North America. We anticipate the complete implementation will encompass a five-year period that began in 2002. Including the costs of our internal resources assigned to the project, we

26    Coca-Cola Enterprises Inc. 2002 Annual Report

Overview

incurred approximately $78 million in 2002 in development costs, $40 million of which were capital costs, and we project spending approximately $145 million in 2003, $95 million of which will be capital costs. The estimated capital costs of this project total approximately $215 million. These operating and capital costs have been included in our current business plans.

We expect to recover our investment in this project by decreasing and sustaining lower administrative costs, reducing the complexity of our core transaction systems, improving the speed at which new or enhanced systems are delivered, increasing our information capabilities for customers and suppliers, and providing flexibility for changes from the business environment with minimal disruptions to our existing business.

In 2001, we began implementing a consolidation of certain administrative processes into a single shared services center to support our North American business. As of year-end 2002, this operation, located in Tampa, Florida, performs accounts payable, payroll processing, and some financial accounting functions for all of our North American divisions. Transfer of the remaining financial accounting functions is expected to be completed by August 2003. This consolidation has resulted in significant cost savings via improved efficiencies and enhanced consistency in practices. Another significant benefit is the improved information delivery which will accrue from the implementation of common processes and the deployment of integrated systems technology.

We are also collaborating with other bottlers and operating units within The Coca-Cola Company to optimize system transportation costs.

Bottling System Partnership Developments

In late 2002, we announced the formation of the Coca-Cola Bottlers’ Sales and Services Company (CCBSS). CCBSS will increase cooperation among North American Coca-Cola bottlers, thereby increasing revenues and reducing operating costs in the entire North American Coca-Cola system. The goals of CCBSS will be to (i) allow our national customers to work with one representative for all Coca-Cola products, (ii) capture cost-saving and efficiency-enhancing opportunities in the North American supply chain including logistics and purchasing, and (iii) allow the development of new sources of revenue through the distribution of certain products via warehouses or brokers that are outside of our traditional direct store delivery (where all products sold are delivered on our trucks directly to the customer). Ownership in CCBSS is determined based on a bottler’s volume relative to all other participants. CCBSS will be administered by a board comprised of representatives from CCE, the next six largest bottlers in North America, and two representatives from all other bottlers. While we believe CCBSS will create long-term value for the entire Coca-Cola system, we do not anticipate it will have a significant impact on our 2003 results.

Teaming with The Coca-Cola Company

The strong partnership we have with The Coca-Cola Company (TCCC) was critical to our success in 2002 and is essential to our continued growth. Our collaborative efforts will continue to benefit both companies as we work together to create new brands, to market our products more effectively, to find ways to profitably grow the entire Coca-Cola business on a sustainable basis, and to make our system more efficient.

We recently reached agreement with TCCC modifying the terms of the Sales Growth Initiative (SGI) agreement for 2003 and beyond. Under the amended agreement, funding from TCCC for 2003 will be $200 million, $50 million higher than the funding received under the agreement in 2002. In addition, the amendment outlines that each company can retain their respective cost savings generated from future system efficiency initiatives.

We also entered into new arrangements with TCCC in North America and Europe. In North America, we reached an agreement that assigns responsibility for hot-fill production to TCCC. Accordingly, we agreed to sell our Truesdale, Missouri hot-fill plant to TCCC for approximately $60 million in early 2003. Under the second arrangement in North America, beginning in 2003, we will receive funding equal to 50 percent of TCCC’s profits generated from the Danone joint venture in our territories. This arrangement is not expected to have a significant impact on our 2003 results.

We also entered into two arrangements with TCCC designed to strengthen our brand portfolio in Belgium. In the first arrangement, we agreed with TCCC to jointly acquire the Chaudfontaine water business in Belgium. This transaction is expected to close in the first half of 2003. In the second arrangement, beginning in 2003, expanded responsibility for the production and distribution of Minute Maid juice products in Belgium and Luxembourg was transferred to us by TCCC. This arrangement will result in the transfer of approximately 30 positions from TCCC to CCE and is expected to increase our sales volume by approximately 4 million physical cases in 2003.

Coca-Cola Enterprises Inc. 2002 Annual Report   27

Overview

Corporate Governance

CCE has long had a strong corporate governance culture. For example, prior to the recent corporate scandals, our Board created a Corporate Governance Committee and adopted governance guidelines for our Company to follow; we have had a Code of Business Conduct for several years (our Board has never voted to override that Code); we have for years provided our employees with confidential means to raise issues of concern directly to the office of the General Counsel; and we have encouraged an active and vigorous dialogue among our Audit Committee, management, internal audit function, and our external auditors.

Thus, while passage of the Sarbanes-Oxley Act, NYSE, and SEC rules have caused an increased focus on corporate governance and disclosure, and while we certainly will meet all of our obligations under those laws and rules, we are committed to the principles of good governance and will not merely adopt a “checklist” approach to these very important issues.

On some specific points, we have taken steps to either eliminate or more fully explain our non-GAAP disclosures and expand our disclosures of transactions with TCCC to enhance the transparency of our transactions. We have implemented a thorough process for certification of our financial reports by our CEO and CFO and a disclosure committee to ensure appropriate involvement by executives to ensure the quality of our disclosures. While these steps have not resulted in significant changes in our financial reports, investors should have increased confidence that these additional steps help to ensure quality financial reporting.

2003 OUTLOOK

In 2003, our challenge remains the same as in 2002. We must continue to operate efficiently, and profitably increase volume in the marketplace with strong, growing brands and new, innovative products and packaging. We will also focus on effective pricing and operating cost initiatives, which we recognize are critical to our continued success. We remain confident in our ability to successfully manage this equation and deliver solid earnings growth in 2003.

We are projecting operating income in a range of $1.45 billion to $1.5 billion in 2003 compared to 2002 operating income of $1.36 billion. Our projection is based on consolidated net price per case growth of approximately 2 percent and operating expense growth of approximately 5 percent, both on a currency neutral basis, and includes $50 million in Project Pinnacle operating costs, $31 million of increased pension expense, and increased funding of $50 million under our revised SGI agreement with TCCC. Earnings per diluted common share are expected to grow to a range of $1.15 to $1.22 compared to 2002 reported earnings per diluted common share of $1.07. Our overall capital spending will continue to be managed to approximately 6 percent of net operating revenues, translating to 2003 gross capital spending of approximately $1.1 billion.

For North America, we expect to achieve volume growth of approximately 3 percent. Our North American Group financial goals include approximately 2 percent net price per case growth, that we expect to realize through pricing initiatives as well as shifts to more profitable packages and channels. We expect our North American cost of goods per case to increase approximately 2 percent, including the impact of package mix shifts and a 1 percent increase in our concentrate price from TCCC.

For Europe, we expect volume growth of 4 percent to 6 percent for 2003. Our European Group financial goals include slightly higher than 2 percent currency neutral net price per case growth, which is consistent with 2002 performance. We expect our European Group cost of goods per case to increase approximately 2 percent on a currency neutral basis, including the impact of a 2 percent increase in our concentrate price from TCCC.

Immediately following, the audited financial statements and related footnotes in accordance with generally accepted accounting principles are presented for your analysis. Following these is Management’s Financial Review of 2002 and 2001, presenting management’s discussion and analysis in accordance with the guidelines and requirements of the Securities and Exchange Commission and the requirements of the Securities Exchange Act of 1934.

28    Coca-Cola Enterprises Inc. 2002 Annual Report

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

Management maintains a system of internal accounting controls and procedures over financial reporting designed to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded, and reported properly. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written Code of Business Conduct adopted by the Board of Directors applicable to all employees of CCE and our subsidiaries. Management believes that our internal accounting controls provide reasonable assurance (i) that assets are safeguarded against material loss from unauthorized use or disposition, and (ii) that the financial records are reliable for preparing consolidated financial statements and other data and maintaining accountability for assets.

The Audit Committee of the Board of Directors, composed solely of directors who are not officers of CCE or The Coca-Cola Company, meets periodically with the independent auditors, management, and the CCE officer directing internal audit to discuss internal accounting control, auditing, and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors and our Vice President of Internal Audit, without management present, to ensure that the independent auditors and our Vice President of Internal Audit have free access to the Committee.

The independent auditors, Ernst & Young LLP, are recommended by the Audit Committee of the Board of Directors, elected by the Board of Directors, and ratified by our shareowners. Ernst & Young LLP is engaged to audit the consolidated financial statements of Coca-Cola Enterprises Inc., and subsidiaries and conduct such tests and related procedures as Ernst & Young LLP deems necessary in conformity with auditing standards generally accepted in the United States. The opinion of the independent auditors, based upon their audit of the consolidated financial statements, is contained in this Annual Report.

JOHN R. ALM PRESIDENT AND CHIEF OPERATING OFFICER	PATRICK J. MANNELLY SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	RICK L. ENGUM VICE PRESIDENT, CONTROLLER AND PRINCIPAL ACCOUNTING OFFICER

Atlanta, Georgia January 29, 2003

Coca-Cola Enterprises Inc. 2002 Annual Report    29

Report of Ernst & Young LLP, Independent Auditors

Board of Directors, Coca-Cola Enterprises Inc.

We have audited the accompanying consolidated balance sheets of Coca-Cola Enterprises Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, shareowners’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Enterprises Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for certain licensor support payments. Also, as discussed in Note 18, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

Atlanta, Georgia
January 29, 2003

30    Coca-Cola Enterprises Inc. 2002 Annual Report

Consolidated Statements of Income

	YEAR ENDED DECEMBER 31,

(IN MILLIONS EXCEPT PER SHARE DATA)	2002	2001	2000

Net operating revenues	$16,889	$15,605	$14,659
Cost of sales	10,417	9,740	9,083

Gross profit	6,472	5,865	5,576
Selling, delivery, and administrative expenses	5,108	5,264	4,450

Operating income	1,364	601	1,126
Interest expense, net	662	753	791
Other nonoperating expense (income), net	(3)	(2)	2

Income (loss) before income taxes and cumulative effect of accounting change	705	(150)	333
Income tax expense (benefit)	211	(131)	97

Net income (loss) before cumulative effect of accounting change	494	(19)	236
Cumulative effect of accounting change, net of taxes	—	(302)	—

Net income (loss)	494	(321)	236
Preferred stock dividends	3	3	3

Net income (loss) applicable to common shareowners	$491	$(324)	$233

Basic net income (loss) per share applicable to common shareowners	$1.09	$(0.75)	$0.56

Diluted net income (loss) per share applicable to common shareowners	$1.07	$(0.75)	$0.54

Income (expense) amounts from transactions with The Coca-Cola Company – Note 16:
Net operating revenues	$1,068	$811	$863
Cost of sales	(5,092)	(4,542)	(4,258)
Selling, delivery, and administrative expenses	133	85	211

Pro forma net income (loss) applicable to common shareowners applying the accounting change to earlier periods – Note 2	$491	$(22)	$163

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Coca-Cola Enterprises Inc. 2002 Annual Report    31

Consolidated Statements of Cash Flows

	YEAR ENDED DECEMBER 31,

(IN MILLIONS)	2002	2001	2000

Cash Flows from Operating Activities
Net income (loss)	$494	$(321)	$236
Adjustments to reconcile net income (loss) to net cash derived from operating activities:
Cumulative effect of accounting change	—	302	—
Depreciation	965	901	810
Amortization	80	452	451
Deferred income tax expense (benefit)	138	(242)	(3)
Changes in assets and liabilities, net of bottling acquisition effects:
Trade accounts and other receivables	(121)	(88)	21
Inventories	(29)	(42)	67
Prepaid expenses and other assets	(13)	43	6
Accounts payable and accrued expenses	(19)	132	(68)
Deferred cash payments from The Coca-Cola Company	(74)	93	—
Other	16	(116)	(51)

Net cash derived from operating activities	1,437	1,114	1,469

Cash Flows from Investing Activities
Investments in capital assets	(1,029)	(972)	(1,181)
Proceeds from fixed asset disposals	23	5	34
Cash investments in bottling operations, net of cash acquired	(30)	(1,011)	(54)
Other investing activities	(54)	(32)	(50)

Net cash used in investing activities	(1,090)	(2,010)	(1,251)

Cash Flows from Financing Activities
Net (decrease) increase in commercial paper	(288)	325	(515)
Issuance of long-term debt	1,739	1,297	1,355
Payments on long-term debt	(1,971)	(676)	(826)
Common stock purchases for treasury	—	(8)	(124)
Cash dividend payments on common and preferred stock	(75)	(72)	(70)
Exercise of employee stock options	32	20	9
Cash received on currency hedges	—	—	106

Net cash (used in) derived from financing activities	(563)	886	(65)

Net (Decrease) Increase in Cash and Cash Investments	(216)	(10)	153
Cash and cash investments at beginning of year	284	294	141

Cash and Cash Investments at End of Year	$68	$284	$294

Supplemental Noncash Investing and Financing Activities
Investments in bottling operations:
Fair values of assets acquired	$30	$1,719	$54
Debt issued and assumed	—	(15)	—
Other liabilities assumed	—	(289)	—
Equity issued	—	(404)	—

Cash paid, net of cash acquired	$30	$1,011	$54

Cash paid during the year for:
Interest (net of capitalized amounts)	$662	$740	$758

Income taxes, net	$33	$15	$101

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

32    Coca-Cola Enterprises Inc. 2002 Annual Report

Consolidated Balance Sheets

	DECEMBER 31,

(IN MILLIONS EXCEPT PER SHARE DATA)	2002	2001

ASSETS
Current
Cash and cash investments, at cost approximating market	$68	$284
Trade accounts receivable, less allowance reserves of $60 and $73, respectively	1,661	1,540
Amounts receivable from The Coca-Cola Company, net	20	—
Inventories:
Finished goods	464	458
Raw materials and supplies	255	232

	719	690
Current deferred income tax assets	51	60
Prepaid expenses and other current assets	325	302

Total Current Assets	2,844	2,876

Property, Plant, and Equipment
Land	424	390
Buildings and improvements	1,869	1,718
Machinery and equipment	9,552	8,614

	11,845	10,722
Less allowances for depreciation	5,638	4,726

	6,207	5,996
Construction in progress	186	210

Net Property, Plant, and Equipment	6,393	6,206
Goodwill	578	569

Franchise License Intangible Assets, Net	13,450	13,125

Other Noncurrent Assets, Net	1,110	943

	$24,375	$23,719

LIABILITIES AND SHAREOWNERS’ EQUITY
Current
Accounts payable and accrued expenses	$2,588	$2,610
Amounts payable to The Coca-Cola Company, net	—	38
Deferred cash payments from The Coca-Cola Company	80	70
Current portion of long-term debt	787	1,804

Total Current Liabilities	3,455	4,522

Long-Term Debt, Less Current Maturities	11,236	10,365

Retirement, Insurance Programs, and Other Long-Term Obligations	1,372	1,166

Deferred Cash Payments from The Coca-Cola Company, Net of Current	426	510

Long-Term Deferred Income Tax Liabilities	4,539	4,336

Shareowners’ Equity
Preferred stock	37	37
Common stock, $1 par value – Authorized –1,000,000,000 shares; Issued – 458,215,369 and 453,262,107 shares, respectively	458	453
Additional paid-in capital	2,581	2,527
Reinvested earnings	639	220
Accumulated other comprehensive income (loss)	(236)	(292)
Common stock in treasury, at cost – 8,515,072 and 8,146,325 shares, respectively	(132)	(125)

Total Shareowners’ Equity	3,347	2,820

	$24,375	$23,719

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Coca-Cola Enterprises Inc. 2002 Annual Report    33

Consolidated Statements of Shareowners’ Equity

	YEAR ENDED DECEMBER 31,

(IN MILLIONS EXCEPT PER SHARE DATA)	2002	2001	2000

Preferred Stock
Balance at beginning of year	$37	$44	$47
Conversion of preferred stock to common stock	—	(7)	(3)

Balance at end of year	37	37	44

Common Stock
Balance at beginning of year	453	450	448
Exercise of employee stock options	4	3	2
Issuance of management stock performance awards	1	—	—

Balance at end of year	458	453	450

Additional Paid-in Capital
Balance at beginning of year	2,527	2,673	2,667
Issuance of management stock performance awards	17	6	—
Unamortized cost of management stock performance awards	(18)	(6)	—
Issuance of stock under deferred compensation plans	—	2	(18)
Expense amortization of management stock performance awards	7	7	9
Exercise of employee stock options	28	17	7
Tax effect of management stock performance awards	16	11	7
Conversion of preferred stock to common stock	—	2	2
Conversion of executive deferred compensation to equity	2	5	3
Issuance of shares to effect acquisitions	—	(190)	—
Other changes	2	—	(4)

Balance at end of year	2,581	2,527	2,673

Reinvested Earnings
Balance at beginning of year	220	613	447
Dividends on common stock (per share – $0.16 in 2002, 2001, and 2000)	(72)	(69)	(67)
Dividends on preferred stock	(3)	(3)	(3)
Net income (loss)	494	(321)	236

Balance at end of year	639	220	613

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year	(292)	(230)	(74)
Currency translations, net of tax	219	40	(303)
Hedges of net investments, net of tax	(77)	(24)	156
Unrealized gains (losses) on securities, net of tax	14	—	(4)
Unrealized gains on cash flow hedges, net of tax	5	—	—
Minimum pension liability adjustment, net of tax	(105)	(78)	(5)

Net other comprehensive income (loss) adjustments	56	(62)	(156)

Balance at end of year	(236)	(292)	(230)

Treasury Stock
Balance at beginning of year	(125)	(716)	(611)
Issuance of stock under deferred compensation plans	—	—	18
Purchase of common stock for treasury	—	(8)	(124)
Issuance of shares to effect acquisitions, net	(7)	594	—
Conversion of preferred stock to common stock	—	5	1

Balance at end of year	(132)	(125)	(716)

Total Shareowners’ Equity	$3,347	$2,820	$2,834

Comprehensive Income (Loss)
Net income (loss)	$494	$(321)	$236
Net other comprehensive income adjustments	56	(62)	(156)

Total comprehensive income (loss)	$550	$(383)	$80

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

34    Coca-Cola Enterprises Inc. 2002 Annual Report

Notes to Consolidated Financial Statements

Note 1

SIGNIFICANT ACCOUNTING POLICIES

The Company’s Business: Coca-Cola Enterprises Inc. (“CCE,” “we,” “our,” or “us”) is the world’s largest marketer, distributor, and producer of bottle and can nonalcoholic beverages. We distribute our bottle and can products to customers and consumers in the United States and Canada through franchise territories in 46 states in the United States, the District of Columbia, and the 10 provinces of Canada. We are also the sole licensed bottler for products of The Coca-Cola Company (TCCC) in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands.

Basis of Presentation: The consolidated financial statements include the accounts of CCE and our majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Our fiscal year ends on December 31. For quarterly reporting convenience, we report on the Friday closest to the end of the quarterly calendar period. The financial statements and accompanying notes prepared in accordance with accounting principles generally accepted in the United States (GAAP) include estimates and assumptions made by management that affect reported amounts. Actual results could differ from those estimates.

Reclassifications: Reclassifications have been made in the 2001 and 2000 income statements to conform to classifications used in the current year under Emerging Issues Task Force (EITF) No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products.” EITF 01-09 requires certain payments made to customers by us, previously classified as selling expenses, to be classified as deductions from revenue. We reclassified, as deductions in net operating revenues, approximately $95 million and $91 million of payments made to customers, previously classified as selling, delivery, and administrative expenses in the consolidated statements of income for the years ended December 31, 2001 and 2000, respectively.

Revenue Recognition: We recognize net revenues from the sale of our products when legal title transfers to the customer, which occurs primarily at the time of delivery to customers.

Cash Investments: Cash investments include all highly liquid investments purchased with original maturity dates less than three months. The fair value of cash and cash investments approximates the amounts shown in the financial statements.

Credit Risk and Sale of Accounts Receivable: We sell our products to chain stores and other customers and extend credit, generally without requiring collateral, based on an evaluation of the customer’s financial condition. Potential losses on receivables are dependent on each individual customer’s financial condition and sales adjustments granted after the balance sheet date. We monitor our exposure to losses on receivables and maintain allowances for potential losses or adjustments. Our accounts receivable are typically collected within approximately 40 days.

We have an agreement whereby designated revolving pools of accounts receivable can be sold with recourse at a discount to a Canadian special purpose trust. At any given time, the maximum capacity available under this agreement is $75 million Canadian dollars (approximately $48 million and $47 million, at December 31, 2002 and 2001, respectively). At December 31, 2002 and 2001, we had sold the maximum capacity of receivables available under this agreement, which is excluded from the accompanying balance sheets. We retain collection and administrative responsibilities for the accounts receivable sold. One of the benefits of this arrangement to us is more timely availability of cash. We believe the benefits of the arrangement more than offset the cost of retaining servicing responsibilities and receiving a discounted payment for the accounts receivable. Our liability to service the receivables sold is indistinguishable from other collection responsibilities and is not separately recorded as a liability. Prior to an event of termination, our recourse liability is limited to the requirement to repurchase any balance that ceases to be a part of the designated pool.

Inventories: We value our inventories at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property, Plant, and Equipment: Property, plant, and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of 20 to 40 years for buildings and improvements and 3 to 20 years for machinery and equipment. Leasehold improvements are amortized over the shorter of the asset’s life or the remaining contractual lease term.

Income Taxes: We provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), “Accounting for Income Taxes.” FAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

Coca-Cola Enterprises Inc. 2002 Annual Report    35

Notes to Consolidated Financial Statements

Franchise License Intangible Assets, Net: Franchise agreements contain performance requirements and convey to the licensee the rights to distribute and sell products of the licensor within specified territories. The majority of our franchise agreements are perpetual, reflecting a long and ongoing relationship with TCCC. Our agreements covering our European and Canadian operations are not perpetual because TCCC does not grant perpetual franchise rights outside the United States. We believe these agreements will continue to be renewed at each expiration date with minimal cost and, therefore, are essentially perpetual.

Prior to 2002, franchise assets were amortized on a straight-line basis over 40 years, the maximum period allowed under GAAP. Accumulated franchise amortization amounted to $3,078 million and $3,028 million at December 31, 2002 and 2001, respectively, with the difference between years due to the effects of foreign currency translation. As of January 1, 2002, in accordance with the provisions of Statement of Financial Accounting Standards No. 142 (FAS 142), “Goodwill and Other Intangible Assets,” we no longer amortize our franchise and goodwill assets. The assets will be evaluated for impairment annually, or more frequently, if facts and circumstances indicate they may be impaired. The evaluation consists of comparing the fair value of the assets, as determined using estimated future discounted cash flows associated with the assets, to the assets’ carrying amount to determine if a write-down to fair value is required.

Insurance Programs: In general, we are self-insured for costs of workers’ compensation, casualty, and health, and welfare claims. We use commercial insurance for casualty and workers’ compensation claims as a risk reduction strategy to minimize catastrophic losses. Workers’ compensation and casualty losses are provided for using actuarial assumptions and procedures followed in the insurance industry, adjusted for CCE-specific history and expectations.

Management Stock-Based Compensation Plans: We account for stock-based compensation plans under Accounting Principles Board (APB) Opinion No. 25 and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123 (FAS 123), “Accounting for Stock-Based Compensation.” As part of our overall management compensation program, we issue stock compensation awards to key executives and employees.

Foreign Currency Translations: Assets and liabilities of international operations are translated from the local currency into U.S. dollars at the approximate rate of currency exchange at the end of the fiscal period. Revenues and expenses are translated at average monthly exchange rates. Translation gains and losses of foreign operations are included in accumulated other comprehensive income (loss) as a component of shareowners’ equity.

Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in results of operations.

Fair Value of Financial Instruments and Derivatives: The fair values of financial instruments and derivatives are estimated based on market rates. The fair value of long-term debt, including current portions, is estimated based on rates currently offered to us for debt of the same remaining maturities. The estimated fair values of derivative instruments are calculated based on market rates. These values represent the estimated amounts we would receive or pay to terminate agreements, taking into consideration current market rates and the current creditworthiness of the counterparties.

Derivative Financial Instruments: We use interest rate swap agreements and other risk management instruments to manage the fluctuation of interest expense on our fixed/floating debt portfolio. We also use currency swap agreements, forward agreements, options, and other risk management instruments to minimize the impact of exchange rate fluctuations on our nonfunctional currency cash flows and to protect the value of our net investments in foreign operations. On January 1, 2001 we adopted FAS No. 133 (FAS 133), “Accounting for Derivative Instruments and Hedging Activities,” as amended. As a result of adopting this statement, all derivative financial instruments in the consolidated financial statements are recognized at fair value. We recognized a charge, net of tax, of approximately $26 million in accumulated other comprehensive income during the first quarter of 2001 from the adoption of FAS 133.

The hedges entered into by us can be categorized as fair value, cash flow, or net investment hedges. We enter into fair value hedges to mitigate exposure to changes in the fair value of fixed rate debt resulting from fluctuations in interest rates. Effective changes in the fair values of designated and qualifying fair value hedges are recognized in earnings as offsets to changes in the fair value of the related hedged liabilities.

We enter into cash flow hedges to mitigate exposure to changes in the cash flows attributable to certain forecasted transactions such as international raw material purchases and payments on certain foreign currency debt obligations. Changes in the fair value of cash flow hedging instruments are recognized in accumulated other comprehensive income. Amounts recognized in accumulated other comprehensive income are then subsequently reversed to earnings in the same periods the forecasted purchases or payments affect earnings. Changes in fair value from ineffectiveness of cash flow hedges are recognized in other nonoperating expense (income) in the consolidated statements of income.

36    Coca-Cola Enterprises Inc. 2002 Annual Report

Notes to Consolidated Financial Statements

We enter into certain nonfunctional currency borrowings as net investment hedges of international subsidiaries. We do not hold or issue financial instruments for trading purposes.

For 2000, we accounted for derivative financial instruments using the accounting standards then in effect.

Marketing Programs and Sales Incentives: We participate in various programs and arrangements with customers designed to increase the sale of our products by these customers. Among the programs negotiated with customers are arrangements in which allowances can be earned by the customer for attaining agreed-upon sales levels and/or for participating in specific marketing programs. Coupon programs and under-the-cap promotions are also developed on a territory specific basis with the intent of increasing sales by all customers. The cost of all of these various programs, included as deductions in net operating revenues, totaled approximately $1,542 million, $1,353 million and $1,295 million in 2002, 2001, and 2000 respectively. The increase in the cost of these programs is due to volume increases as well as the change in our relationship with TCCC. Beginning in 2002, all costs associated with customer cooperative trade marketing programs (CTM), except for certain identified customers, shifted to us and all costs for local media programs in North America shifted to TCCC. Net operating revenues, which include allowances for CTM, and selling, delivery, and administrative expenses, which included local media expense in 2001, would have been approximately $46 million lower had this arrangement been in place in 2001. As a result, the shift of CTM and local media costs impacts income statement comparisons between 2002 and 2001, but did not impact our 2001 net income. The impact of this shift on 2002 and future operating income is dependent upon the level of our CTM spending. We believe our participation in these programs is essential to ensuring continued volume and revenue growth in the competitive marketplace.

We also participate in contractual arrangements for pouring or vending rights in specific athletic venues, specific school districts, or other locations. The net unamortized balance of these arrangements at December 31, 2002 totaled approximately $401 million (consisting of gross amounts of $620 million net of $219 million in accumulated amortization), which is included in other noncurrent assets in our consolidated balance sheet. Amortization expense on these assets, also included as a deduction in net operating revenues, totaled approximately $70 million, $49 million, and $44 million in 2002, 2001, and 2000, respectively. Estimated amortization expense for assets existing at December 31, 2002, for the next five fiscal years is as follows (in millions): 2003 – $69; 2004 – $63; 2005 – $57; 2006 – $47; and 2007 – $40.

Marketing Costs and Support Arrangements: We participate in various programs supported by TCCC or other licensors. Under these programs, certain costs incurred by us are reimbursed by the applicable licensor.

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

Prior to January 1, 2001, payments from TCCC under the Jumpstart programs were recognized as an offset to incremental expenses of the programs in the periods for which the support payments were specified. Effective January 1, 2001, with implementation of the change in accounting method, infrastructure cost payments from TCCC are recognized as cold drink equipment is placed and over the period we have the potential requirement to move equipment.

Note 2

CHANGE IN ACCOUNTING METHOD

As of January 1, 2001, we changed our method of accounting for infrastructure development payments received from TCCC under the cold drink Jumpstart programs. We participate in Jumpstart market development programs with TCCC to accelerate the placement of cold drink equipment in our franchise territories. These programs began in 1994.

To support the accelerated placement of equipment, we received payments from TCCC for the development of infrastructure. Prior to this change, these payments were recognized as an offset to operating expenses as incurred in the period for which the payments were designated. We now recognize the payments received under these programs as we meet the requirements of the programs. These requirements principally consist of equipment placements in our franchise territories as well as potential requirements to move equipment to ensure sufficient sales volumes are achieved during the life of the equipment. We changed to this preferred method of accounting because it defers recognition of cash payments received to give accounting recognition to the equipment placement requirements and the potential requirement to move equipment under the programs.

Coca-Cola Enterprises Inc. 2002 Annual Report    37

Notes to Consolidated Financial Statements

The contracts under the programs have been amended on occasion over the period since inception in 1994 primarily to add additional and acquired franchise territories. The current agreements require us to place approximately 968,000 pieces of cold drink equipment over the period from 2003 to 2008. Payments under the programs were made quarterly from inception of the program in 1994. There were no amounts due after 2001.

Under the programs, we agree to: (1) purchase and place specified numbers of venders/coolers or other cold drink equipment each year through 2008; (2) maintain the equipment in service, with certain exceptions, for a period of at least 12 years after placement; (3) maintain and stock the equipment in accordance with specified standards for marketing TCCC’s products; and (4) report to TCCC during the period the equipment is in service whether, on average, the equipment purchased under the programs has generated a stated minimum sales volume of TCCC’s products.

We also agree to relocate equipment if it is not generating sufficient volume to meet the minimum requirements. Movement of the equipment is required only if it is determined that, on average, sufficient volume is not being generated and it would help to ensure our performance under the programs. It was not necessary to move equipment solely to meet this volume requirement through 2002.

Should we fail to meet the cumulative purchase requirements of the programs for any calendar year, the parties agree to mutually develop a reasonable solution/alternative. Should no mutually agreeable solution be developed, or in the event that we otherwise breach any material obligation under the contracts and such breach is not remedied within a stated period, then we might be required to repay a portion of the support funding as determined by the agreement formula. CCE and TCCC have, from time to time, amended the requirements of the programs after evaluating progress in the marketplace, and no refunds have ever been paid. We believe we would in all cases resolve any matters that might arise regarding these programs, and that the probability of a partial refund of amounts previously paid under the program is remote.

The Jumpstart agreements specify the periods for which payments are designated and the amounts of such payments. The agreements do not specify which infrastructure costs we must incur or when the costs must be incurred, and incurring these costs does not give us rights to reimbursement.

Our principal obligation under the programs is to purchase and place equipment. Requirements to maintain equipment in service for a minimum number of years, to maintain certain flavor set standards, and to report volumes are operating standards of CCE performed in the normal course of business.

Under the new accounting method, the support payments are allocated to equipment units based on per unit funding amounts. The amount allocated to the requirement to place equipment is the balance remaining after determining the potential cost of moving the equipment after placement. The amount allocated to the requirement to place equipment is recognized as the equipment is placed. The amount allocated to the potential cost of moving placed equipment is recognized on a straight-line basis over the 12-year in-service requirement under the agreements beginning after the equipment is placed.

The amount allocated to the potential cost of moving placed equipment is determined based on an estimate of the units of equipment that could potentially be moved after 2002 and an estimate of the cost of movement. The estimate of potential move costs is based on potential moves of vending equipment serviced by us, which does not include vending equipment used by third parties and cooler equipment because movement of this equipment by us is not probable.

Significant assumptions and judgments made in making the computations included: (1) the population of equipment that could potentially be moved, (2) the costs of moving equipment, (3) requirements of the programs that are outside our routine operations and could potentially be considered material obligations, and (4) the probability of the assertion of refund rights by TCCC.

We believe the accounting method as outlined above is consistent with our rights and performance obligations under the programs as it reflects the primary obligation for equipment placements, the parties’ business relationship, and our operating practices.

The change in accounting, which was accounted for as of January 1, 2001, resulted in a noncash cumulative effect charge of $302 million, net of $185 million of taxes, or $0.70 per common share. The accounting change also decreases income before the cumulative effect in 2001 by approximately $56 million or $0.13 per common share.

The noncash cumulative effect of the accounting change was determined based on (i) a per-unit funding amount for the total equipment placement requirements under the programs and (ii) applying that amount to the remaining units to be placed under the contracts as of January 1, 2001. The cumulative effect adjustment is the after-tax difference between the amount of retained earnings at the beginning of 2001 and the amount of retained earnings that would have been reported by us at the beginning of 2001 if the new accounting method had been applied in years 1994 through 2000 under the programs.

At December 31, 2002, $506 million in cash payments are deferred under the programs. Of this amount, $474 million will be recognized during the period 2003 through 2008 as equipment is placed, and $32 million will be recognized over 12 years after the equipment is placed to give accounting recognition to the potential requirement to move equipment during its useful life.

38    Coca-Cola Enterprises Inc. 2002 Annual Report

Notes to Consolidated Financial Statements

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

YEAR ENDED DECEMBER 31,	2001	2000

Pro forma:
Net income (loss) applicable to common shareowners	$(22)	$163
Basic net income (loss) per share applicable to common shareowners	$(0.05)	$0.39
Diluted net income (loss) per share applicable to common shareowners	$(0.05)	$0.38

Quarterly results for 2001 reflecting this change in accounting are included in Note 21, Quarterly Financial Information. Refer to Note 16, Related Party Transactions, for a further description of transactions with TCCC.

Note 3

ACQUISITIONS

When acquiring bottling operations with Coca-Cola licenses, we purchase the right to market, distribute, and produce beverage products of TCCC in specified territories. When acquisitions of other licensor product rights occur, similar rights are also obtained. The purchase method of accounting has been used for all acquisitions and, accordingly, the results of operations of acquired companies are included in our consolidated statements of income beginning at acquisition. In addition, the assets and liabilities of companies acquired are included in our consolidated balance sheet at their estimated fair values on the dates of acquisition.

Following are summaries of our acquisition activities for 2002, 2001, and 2000.

2002

In 2002, we completed the following acquisitions in the United States and Canada for an aggregate cash purchase price of approximately $30 million:

•          Austin Coca-Cola Bottling Company, operating in Minnesota;

•          Dr Pepper franchise for territory located in Arizona;

•          Moak Bottling Company, Inc., operating in Mississippi;

•          Brown’s Beverages Ltd., operating in Canada; and

•          Dawson Creek Beverages Ltd., operating in Canada.

2001

On July 10, 2001, we completed the acquisition of 100 percent of the outstanding common and preferred shares of Hondo Incorporated and Herbco Enterprises, Inc., collectively known as Herb Coca-Cola. Herb Coca-Cola was previously the third largest bottler of products of TCCC in the United States. As a result of the acquisition, we sell approximately 80 percent of TCCC’s bottle and can volume in the United States. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition (in millions):

Current assets	$168
Property, plant, and equipment	316
Franchise	618
Goodwill	567

Total assets acquired	1,669

Current liabilities	191
Deferred tax liabilities	84
Long-term liabilities	9

Total liabilities assumed	284

Net assets acquired	$1,385

The franchise assets recognized are intangible assets not subject to amortization in accordance with FAS 142. Of the total franchise and goodwill recognized, $825 million is expected to be deductible for tax purposes.

The total transaction value was approximately $1.4 billion, including cash of $1 billion and common stock valued at approximately $400 million. The value of the 25 million shares issued was determined based on the average closing price of our common shares over the two-day period before and after the terms of the acquisition were finalized and agreed to. The total transaction value was comprised of approximately $1.3 billion for the bottling operations and $100 million for the value of incremental tax benefits associated with the transaction. The cost of Herb Coca-Cola was reduced in the second quarter of 2002 by approximately $7 million due to the final settlement of working capital balances. This settlement resulted in a return to CCE of approximately 400,000 shares held in escrow and was recorded as treasury stock.

The following table summarizes our unaudited pro forma financial information as if the acquisition of Herb Coca-Cola was completed January 1, 2000, for the years ended December 31, 2001 and December 31, 2000. The unaudited pro forma financial information reflects adjustments for the estimated financing costs of the acquisition, elimination of goodwill/franchise amortization for Herb Coca-Cola, the difference in income tax rates between CCE and Herb Coca-Cola, and the number of shares outstanding. Adjustments to eliminate previously existing goodwill and franchise amortization have been made to present pro forma financial information

Coca-Cola Enterprises Inc. 2002 Annual Report    39

Notes to Consolidated Financial Statements

as of January 1, 2000 in accordance with FAS 142. Under the provisions of FAS 142, goodwill acquired in a business combination after June 30, 2001 is not amortized. In addition, as franchise is classified as an intangible asset with an indefinite useful life according to FAS 142, any franchise acquired in a business combination after June 30, 2001 is also not amortized (in millions except per share data).

YEAR ENDED DECEMBER 31,	2001	2000

Net operating revenues	$16,059	$15,570
Net income (loss) before cumulative effect of accounting change	(34)	249
Net income (loss)	(336)	249
Basic net income (loss) per share applicable to common shareowners	$(0.76)	$0.56
Diluted net income (loss) per share applicable to common shareowners	$(0.76)	$0.55

Our results for 2001 include the impact of the change in accounting we adopted as of January 1, 2001 of approximately $56 million after taxes, the cumulative effect of the change in accounting of $302 million, and the following significant items: (i) $78 million in restructuring and other charges, discussed in Note 4, and (ii) income tax benefits of $56 million due to rate changes in Canada and certain European territories, discussed in Note 11. Our results for 2000 include the impact of (i) insurance proceeds of $20 million related to our 1999 Belgian product recall, and (ii) a restructuring charge of $12 million related to operations in Great Britain. In addition, Herb Coca-Cola’s results included in the pro forma results include the following significant nonrecurring items: (i) net occupancy expense eliminated with the acquisition of $2 million per quarter, recognized in each quarter of 2000 through the second quarter of 2001, (ii) employee loyalty bonuses of $20 million recognized in the second quarter of 2001, and (iii) bad debt expense of $6 million recognized in the second quarter of 2001.

We also acquired the following bottlers in 2001 for a total transaction value of approximately $43 million:

•          Tarpon Springs Coca-Cola Bottling Company, operating on the Gulf Coast of Florida; and

•          Southwest Dr Pepper Bottling Company, operating in Monett, Missouri.

2000

In 2000, we completed the following acquisitions in the United States and Canada for an aggregate cash purchase price of approximately $54 million:

•          Longview Coca-Cola Bottling Company, operating in Eastern Texas;

•          Substantially all of the Coca-Cola bottling territories in Ohio and Kentucky formerly owned by Coca-Cola Bottling Co. Consolidated;

•          Columbia Beverages Ltd., operating in Canada; and

•          Vermilion Beverages Ltd., operating in Canada.

Acquisitions in 2002, 2001, and 2000 were funded through a combination of cash, assumed debt, and shares of common stock from treasury.

Note 4

NONRECURRING COSTS

During the second half of 2001, we recorded restructuring and other charges totaling $78 million. The restructuring charge, which is included in selling, delivery, and administrative expenses in 2001, related to a series of steps designed to improve our cost structure, including the elimination of unnecessary support functions following the consolidation of North America into one operating unit and streamlining management of the North American operations responsive to the current business environment.

Of approximately 2,000 positions impacted, the majority of personnel affected were no longer employees of CCE as of December 31, 2001. Employees impacted by the restructuring were provided both financial and nonfinancial severance benefits. Restructuring costs include costs associated with involuntary terminations and other direct costs associated with implementation of the restructuring. Pay benefits are being paid over the benefit period. Other direct costs include relocation costs and costs of development, communication, and administration which are expensed as incurred.

A portion of the $78 million in restructuring and other charges in 2001 related to an analysis of certain technology initiatives and capital projects. As a result of this analysis, we recognized an impairment charge of $20 million to reduce the carrying value of property, plant, and equipment to net recoverable values.

The table below summarizes accrued restructuring expenses and amounts charged against the accrual as of and for the year ended December 31, 2001 (in millions):

Restructuring Summary	Accrued Expenses	Payments	Balance

Employee terminations
Severance pay and benefits	$51	$(11)	$40
Other direct costs	7	(6)	1

Total	$58	$(17)	$41

40    Coca-Cola Enterprises Inc. 2002 Annual Report

Notes to Consolidated Financial Statements

The table below summarizes the activity in the restructuring accrual in 2002 (in millions):

Restructuring Summary	Accrued Balance December 31, 2001	Provisions	Payments	Estimate Adjustments	Accrued Balance December 31, 2002	Total Change 2001 to 2002

Employee terminations
Severance pay and benefits	$40	$5	$(24)	$(4)	$17	$(23)
Other direct costs	1	—	(1)	—	—	(1)

Total	$41	$5	$(25)	$(4)	$17	$(24)

In 2002, our restructuring accrual decreased by approximately $24 million, due to payments for severance benefits totaling $25 million and estimate adjustments totaling $4 million, offset by an increase of $5 million from a restructuring in Great Britain in 2002. The restructuring in Great Britain related to the conversion of refillable bottles to non-refillable bottles in production and the resulting elimination of approximately 100 positions.

In 2000, we realized $20 million of insurance proceeds related to our 1999 product recall in certain parts of Europe and a $12 million charge related to the restructuring of operations in Great Britain. These items were included in selling, delivery, and administrative expenses in 2000.

Note 5

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31 accounts payable and accrued expenses consist of the following (in millions):

	2002	2001

Trade accounts payable	$873	$885
Accrued marketing costs	492	462
Accrued compensation and benefits	255	257
Accrued interest costs	217	223
Accrued taxes	298	294
Additional accrued expenses	453	489

	$2,588	$2,610

Note 6

LONG-TERM DEBT

The table below summarizes our long-term debt at December 31, adjusting for the effects of interest rate and currency swap agreements (in millions):

	2002	2001

U.S. commercial paper (weighted average rates of 1.4% and 2.0%)	$1,415	$1,759
Euro commercial paper (weighted average rates of 3.0% and 3.6%)	242	107
Canadian dollar commercial paper (weighted average rates of 2.8% and 2.5%)	87	251
Notes due 2004-2037 (weighted average rates of 5.3% and 6.5%)(A)(B)(C)	4,059	2,885
Euro and Pound Sterling notes due 2003-2021 (weighted average rates of 6.5% and 6.3%)(D)	1,498	2,268
Canadian dollar notes due 2003-2009 (weighted average rate of 4.7%)(E)	536	686
Debentures due 2012-2098 (weighted average rate of 7.4%)	3,783	3,783
8.35% zero coupon notes due 2020 (net of unamortized discount of $478 and $490)	151	139
Various foreign currency debt	172	129
Additional debt	80	115

Long-term debt, including effect of net asset positions of currency swap agreements	12,023	12,122
Net asset positions of currency swap agreements(F)	—	47

	$12,023	$12,169

  (A)  In February 2002, $500 million in notes matured.

  (B)  In April 2002, we issued $500 million in floating rate notes due 2004 and $500 million in fixed rate notes due 2007 under our shelf registration statement with the SEC. The initial interest rate on the floating rate notes was 2.19 percent and the interest rate on the fixed notes is 5.25 percent.

  (C)  In September 2002, we issued $500 million in fixed rate notes due 2009 under our shelf registration statement with the SEC. The interest rate on the notes is 4.38 percent.

  (D)  Approximately $225 million in Euro notes matured in May 2002, $500 million in Eurobonds matured in September 2002, and approximately $246 million in Euro notes matured in October 2002.

  (E)  In October 2002, approximately $111 million in Canadian dollar notes matured. In November 2002, approximately $64 million in Canadian dollar notes matured.

  (F)  The net asset positions of currency swap agreements are included in the balance sheet as assets.

Coca-Cola Enterprises Inc. 2002 Annual Report    41

Notes to Consolidated Financial Statements

Aggregate maturities of long-term debt during the next five years and thereafter are as follows (in millions): 2003 – $787; 2004 – $1,000; 2005 – $2,189; 2006 – $459; 2007 – $804; and thereafter – $6,784.

At December 31, 2002 and 2001, approximately $2.3 billion of borrowings due in the next 12 months were classified as maturing after one year due to our intent and ability through our credit facilities to refinance these borrowings on a long-term basis.

We have domestic and international credit facilities to support our commercial paper programs and other borrowings as needed. At December 31, 2002 and 2001, we had $53 million and $0, respectively, of short-term borrowings outstanding under these credit facilities.

At December 31, 2002 and 2001, we had approximately $3.4 billion and $4.0 billion, respectively, of amounts available under our public debt facilities which could be used for long-term financing, refinancing of debt maturities, and refinancing of commercial paper. Of these amounts, we had available for issuance at December 31, 2002 and 2001, approximately $0.2 billion and $1.7 billion, respectively, in registered debt securities under a shelf registration statement with the Securities and Exchange Commission. In October 2002, we filed a new registration statement with the Securities and Exchange Commission which, when effective, will increase the amount available for issuance by $3.5 billion. At December 31, 2002 and 2001, we had approximately $1.2 billion and $1.3 billion, respectively, available for issuance under a Canadian Medium Term Note Program. In addition, at December 31, 2002 and 2001, we had available for issuance approximately $2.0 billion and $1.0 billion, respectively, in debt securities under a Euro Medium Term Note Program.

The credit facilities and outstanding notes and debentures contain various provisions that, among other things, require us to maintain a defined leverage ratio and limit the incurrence of certain liens or encumbrances in excess of defined amounts. These requirements currently are not, and it is not anticipated they will become, restrictive to our liquidity or capital resources.

Note 7

DERIVATIVE FINANCIAL INSTRUMENTS

On January 1, 2001, we adopted FAS 133, which requires the recognition of all derivative instruments on the balance sheet at fair value.

We use interest rate swap agreements and other risk management instruments to manage the fluctuation of interest expense on our fixed/floating debt portfolio. We also use currency swap agreements, forward agreements, options, and other risk management instruments to minimize the impact of exchange rate fluctuations on our nonfunctional currency cash flows and to protect the value of our net investments in foreign operations.

The hedges we enter into can be categorized as fair value, cash flow, or net investment hedges. We enter into fair value hedges to mitigate exposure to changes in the fair value of fixed rate debt resulting from fluctuations in interest rates. Effective changes in the fair values of designated and qualifying fair value hedges are recognized in earnings as offsets to changes in the fair value of the related hedged liabilities. At adoption and during the years ended December 31, 2002 and 2001, there was no ineffectiveness related to fair value hedges. Ineffectiveness is defined as the amount by which the change in the value of the hedge does not exactly offset the change in the value of the hedged item.

We enter into cash flow hedges to mitigate exposure to changes in the cash flows attributable to certain forecasted transactions such as international raw material purchases and payments on certain foreign currency debt obligations. Changes in the fair value of cash flow hedging instruments are recognized in accumulated other comprehensive income. Amounts recognized in accumulated other comprehensive income are then subsequently reversed to earnings in the same periods the forecasted purchases or payments affect earnings. Changes in fair value from ineffectiveness of cash flow hedges are recognized in income currently. During 2002 and 2001, we recognized a gain of approximately $2 million and a loss of approximately $1 million, respectively, from ineffectiveness related to cash flow hedges of international raw material purchases. These amounts are recorded in other nonoperating expense (income) in the consolidated statements of income.

We recognized a charge, net of tax, of approximately $26 million in accumulated other comprehensive income during the first quarter of 2001 from the adoption of FAS 133. At December 31, 2001 no amounts related to cash flow hedges of forecasted international raw materials purchases were included in accumulated other comprehensive income. At December 31, 2002, net of tax gains of approximately $1 million and $4 million related to cash flow hedges of forecasted international raw materials purchases and payments on certain foreign currency debt obligations, respectively, were included in accumulated other comprehensive income. We expect these amounts to be reclassified into income within the next 12 months.

We enter into certain nonfunctional currency borrowings as net investment hedges of international subsidiaries. During

2002 and 2001, the net amount recorded in accumulated other comprehensive income related to these borrowings was a loss of approximately $77 million and $24 million, respectively. No ineffectiveness was recognized in the statements of income for these net investment hedges in 2002 or 2001.

42    Coca-Cola Enterprises Inc. 2002 Annual Report

Notes to Consolidated Financial Statements

Note 8

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of our financial instruments at December 31 are summarized as follows (in millions; (liability)/asset):

	2002		2001

	Carrying Amount	Fair Values(A)	Carrying Amount	Fair Values(A)

Debt related financial instruments:
Long-term debt	$(12,021)	$(12,953)	$(12,156)	$(12,587)
Currency swap agreements in liability positions	(2)	(2)	(13)	(13)
Currency swap agreements in asset positions	—	—	47	47
Net debt	$(12,023)	$(12,955)	$(12,122)	$(12,553)

Interest rate swap agreements	$220	$220	$46	$46

Currency forward agreements	$1	$1	$—	$—

  (A)    See Note 1 for a description of the methods and significant assumptions used to estimate the fair value of financial instruments.

Note 9

STOCK-BASED COMPENSATION PLANS

We have elected to apply APB Opinion No. 25 and related Interpretations in accounting for our stock-based compensation plans, instead of applying the optional cost recognition requirements of FAS 123. FAS 123, if fully adopted, would change the method for cost recognition on our stock-based compensation plans. Pro forma disclosures, as if we had adopted the FAS 123 cost recognition requirements, follow.

Our stock option plans provide for the granting of nonqualified stock options to certain key employees. Generally, options outstanding under our stock option plans are granted at prices that equal or exceed the market value of the stock on the date of grant. Our unvested options vest over a period up to 9 years and expire 10 years from the date of the grant. Certain option grants contain provisions that allow for accelerated vesting if various stock performance criteria are met. In 2002, we did not incur any compensation cost associated with performance-based stock options. Compensation costs for performance-based stock option plans were $(1) million, and $2 million for 2001 and 2000, respectively. The reduction in compensation cost for performance-based stock option plans in 2001 was due to a reversal of expense made for granted awards for which it was probable that the required performance targets would not be met.

A summary of the status of our stock options as of December 31, 2002, 2001, and 2000, and changes during the year ended on those dates, is presented below (shares in thousands):

	2002		2001		2000

	Shares	Wtd. Avg Exer. Price	Shares	Wtd. Avg. Exer. Price	Shares	Wtd. Avg. Exer. Price

Outstanding at beginning of year	57,876	$22.63	46,007	$22.47	47,130	$22.18
Granted at prices equaling grant date prices	7,925	16.14	12,297	18.63	788	21.01
Granted at prices greater than grant date prices	—	—	3,983	23.77	417	29.86
Exercised	(4,219)	8.03	(2,997)	6.48	(1,211)	6.94
Forfeited	(1,640)	26.12	(1,414)	20.23	(1,117)	28.56

Outstanding at end of year	59,942	$22.70	57,876	$22.63	46,007	$22.47

Options exercisable at end of year	36,432	$22.30	32,257	$22.32	27,381	$18.10

Options available for future grant	21,911		28,196		3,320

Coca-Cola Enterprises Inc. 2002 Annual Report    43

Notes to Consolidated Financial Statements

The table below details the fair value of options granted during 2002, 2001, and 2000. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2002, 2001, and 2000, respectively: (i) dividend yields of 0.4 percent for all years, (ii) expected volatility of 43 percent, 40 percent, and 37 percent, (iii) risk-free interest rates of 4.78 percent, 4.95 percent, and 6.76 percent, and (iv) expected life of six years for all years.

	2002	2001	2000

Weighted average fair value of options granted during the year	$7.51	$8.08	$8.77

At prices equaling grant date prices	$7.51	$8.41	$9.63

At prices greater than grant date prices	$—	$7.05	$7.17

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002 (shares in thousands):

		Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at 12/31/02	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price	Number Exercisable at 12/31/02	Wtd. Avg. Exercise Price

$4 to 12	7,682	2.24 years	$7.69	7,682	$7.69
12 to 20	29,597	7.55	17.49	12,460	17.58
20 to 30	10,990	7.23	23.57	6,929	23.58
over 30	11,673	5.81	45.00	9,361	47.38

	59,942	6.47 years	$22.70	36,432	$24.30

Our restricted stock award plans provide for awards to officers and certain key employees of CCE. Awards granted in 2002 and 2001 generally vest upon continued employment for a period of at least four years. In 2002, we granted 974,000 restricted stock shares and 116,000 restricted stock units, with a combined weighted average grant date fair value of $16.14. In 2001, we granted 336,000 restricted stock shares with a weighted average grant date fair value of $18.17. In 2000, we granted 6,000 restricted stock shares with a weighted average grant date fair value of $21.72.

All awards of restricted stock shares entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Upon issuance of restricted shares and restricted stock units, unearned compensation is charged to shareowners’ equity for the cost of restricted shares and stock units and is recognized as amortization expense ratably over the vesting periods, as applicable. The amount of unearned compensation recognized as expense for restricted stock awards was $7 million, $8 million, and $7 million for 2002, 2001, and 2000, respectively.

The following table illustrates the effect of stock-based employee compensation costs on reported net income applicable to common shareowners in 2002, 2001, and 2000 and also illustrates the effect on reported net income applicable to common shareowners and earnings per share if compensation cost for our grants under stock-based compensation plans had been determined under FAS 123, for 2002, 2001, and 2000 (in millions except per share data):

	YEAR ENDED DECEMBER 31,

	2002	2001	2000

Net income (loss) applicable to common shareowners before effects of stock-based employee compensation costs included in net income, net of tax	$496	$(319)	$237
Deduct: Total stock-based employee compensation costs, net of tax, included in net income (loss) applicable to common shareowners	(5)	(5)	(4)

Net income (loss) applicable to common shareowners, as reported	$491	$(324)	$233
Deduct: Total additional stock-based employee compensation costs determined under fair value based method for all awards, net of tax	(47)	(46)	(34)

Net income (loss) applicable to common shareowners, pro forma	$444	$(370)	$199

Net income (loss) per share applicable to common shareowners:
Basic – as reported	$1.09	$(0.75)	$0.56

Basic – pro forma	$0.99	$(0.86)	$0.47

Diluted – as reported	$1.07	$(0.75)	$0.54

Diluted – pro forma	$.97	$(0.86)	$0.46

FAS 123, if fully adopted, would change the method of cost recognition for our stock-based compensation plans. FAS 123 does not apply to awards prior to 1995, and additional awards in future years are possible. The effects of applying FAS 123 in this pro forma disclosure may not be indicative of future results.

44    Coca-Cola Enterprises Inc. 2002 Annual Report

Notes to Consolidated Financial Statements

Note 10

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pension Plans: We sponsor a number of defined benefit pension plans covering substantially all of our employees in North America and Europe. Additionally, we participate in various multi-employer pension plans. Total pension contributions and expense for multi-employer plans were $31 million in 2002, $27 million in 2001, and $25 million in 2000. Our funding policy is to make annual contributions to the extent such contributions are tax deductible but not less than the minimum contribution required by applicable regulations.

Other Postretirement Plans: We sponsor unfunded defined benefit postretirement plans providing healthcare and life insurance benefits to substantially all U.S. and Canadian employees who retire or terminate after qualifying for such benefits. European retirees are covered primarily by government-sponsored programs, and the specific cost to us for those programs and other postretirement healthcare is not significant.

Summarized information on our pension and postretirement benefit plans is as follows (in millions):

	Pension Plans		Other Postretirement Plans

	2002	2001	2002	2001

Reconciliation of benefit obligation
Benefit obligation at beginning of year	$1,478	$1,279	$327	$272
Service cost	71	61	9	7
Interest cost	101	95	22	20
Plan participants’ contributions	7	7	3	3
Amendments	7	6	1	—
Actuarial loss	50	85	7	41
Acquisitions	(2)	20	—	4
Benefit payments	(62)	(64)	(25)	(22)
Curtailment gain	—	(13)	—	—
Special termination benefits	—	3	—	2
Translation adjustments	30	(1)	—	—

Benefit obligation at end of year	$1,680	$1,478	$344	$327

Reconciliation of fair value of plan assets
Fair value of plan assets at beginning of year	$1,117	$1,227	$—	$—
Actual loss on plan assets	(107)	(167)	—	—
Employer contributions	76	98	22	19
Plan participants’ contributions	7	7	3	3
Acquisitions	(2)	18	—	—
Benefit payments	(62)	(64)	(25)	(22)
Translation adjustments	22	(2)	—	—

Fair value of plan assets at end of year	$1,051	$1,117	$—	$—

Funded status
Funded status at end of year	$(629)	$(361)	$(344)	$(327)
Unrecognized prior service cost (asset)	26	19	(63)	(72)
Unrecognized net loss	625	338	39	32
Fourth quarter contribution	5	5	—	—

Net amount recognized	$27	$1	$(368)	$(367)

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	$128	$121	$—	$—
Accrued benefit liability	(448)	(289)	(368)	(367)
Intangible asset	32	24	—	—
Other comprehensive income adjustment	315	145	—	—

Net amount recognized	$27	$1	$(368)	$(367)

Weighted average assumptions
Discount rate	6.8%	6.9%	7.0%	7.0%
Expected return on plan assets	9.2%	9.4%	—	—
Rate of compensation increase	4.7%	4.8%	—	—

Coca-Cola Enterprises Inc. 2002 Annual Report    45

Notes to Consolidated Financial Statements

For the defined benefit pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets were $1,268 million, $1,117 million, and $690 million, respectively, as of December 31, 2002, and $1,118 million, $991 million, and $726 million, respectively, as of December 31, 2001. The negative return on pension plan assets reflected the overall downturn in the stock market. We have reduced our expected return on plan assets by approximately 1 percent for 2003.

Net periodic benefit cost for the years ended December 31, 2002, 2001, and 2000, consisted of the following:

	Pension Plans			Other Postretirement Plans

(IN MILLIONS)	2002	2001	2000	2002	2001	2000

Components of net periodic benefit cost
Service cost	$71	$61	$60	$9	$7	$7
Interest cost	101	95	86	22	20	19
Expected return on plan assets	(124)	(116)	(106)	—	—	—
Amortization of transition asset	—	(1)	(2)	—	—	—
Amortization of prior service cost (asset)	—	—	(1)	(8)	(9)	(9)
Recognized actuarial (gain) loss	—	(1)	1	—	—	—

Net periodic benefit cost	48	38	38	23	18	17
Other	1	1	—	—	—	—
Special termination benefits	—	3	—	—	2	—

Total cost reflected in earnings	$49	$42	$38	$23	$20	$17

The primary U.S. postretirement benefit plan is a defined dollar benefit plan limiting the effects of medical inflation to the lesser of 4.0 percent or the assumed Consumer Price Index (CPI). The assumed CPI rate was 3.0 percent at December 31, 2002 and 2001. Because the plan has established dollar limits for determining our contributions, the effect of a 1 percent change in the assumed healthcare cost trend rate is not significant. The Canadian plan also contains provisions that limit the effects of inflation on our future cost.

We also sponsor qualified defined contribution plans covering substantially all employees in the U.S., Great Britain, France, and Canada. Under our primary plans, CCE matches 50 percent of participants’ voluntary contributions up to a maximum of 7 percent of the participants’ compensation. Our contributions to these plans were $38 million in 2002, $34 million in 2001, and $33 million in 2000.

Note 11

INCOME TAXES

The current income tax provision represents the amount of income taxes paid or payable for the year. The deferred income tax provision represents the change in deferred tax liabilities and assets and, for business combinations, the change in such tax liabilities and assets since the date of acquisition. Significant components of the provision for income taxes are as follows:

(IN MILLIONS)	2002	2001	2000

Current:
Domestic
Federal	$(1)	$46	$28
State and local	6	3	8
European and Canadian	68	62	64

Total current provision	73	111	100

Deferred:
Domestic
Federal	154	(152)	42
State and local	11	(5)	6
European and Canadian	(11)	(29)	(37)
Rate changes	(16)	(56)	(8)
Other, net	—	—	(6)

Total deferred expense (benefit)	138	(242)	(3)

Total provision (benefit) for income taxes	$211	$(131)	$97

46    Coca-Cola Enterprises Inc. 2002 Annual Report

Notes to Consolidated Financial Statements

The income tax provision (benefit) in all years presented includes period specific one-time reductions in income tax expense. In 2002, approximately $20 million of reductions are included due to rate changes in Belgium and certain provinces in Canada and a revaluation of income tax obligations. In 2001, approximately $56 million of reductions are included due to rate changes in several territories in Europe and Canada. In 2000, approximately $14 million of reductions are included due to rate changes in France and a revaluation of income tax obligations. Our effective tax rate would have been approximately 33 percent in 2002 and 50 percent in 2001 excluding these reductions. We implemented a corporate structuring of certain subsidiaries in the fourth quarter of 2002, which reduced our full-year 2002 effective tax rate by approximately ½ percent.

The tax benefit associated with management stock performance awards reduced current and future taxes payable by $16 million, $11 million, and $7 million in 2002, 2001, and 2000, respectively. These benefits are reflected as an increase to additional paid-in capital. We had foreign-denominated loans that hedge our net investments in international subsidiaries that decreased taxes payable by $27 million and $13 million in 2002 and 2001, respectively, and increased taxes payable by $27 million in 2000. The effect of these loans and the translation of our net investments are reflected as components of currency translations and hedges of net investments included in accumulated other comprehensive income (loss). The tax liability associated with unrealized securities gains increased taxes payable by approximately $8 million in 2002. The liability is reflected as a component of unrealized gains (losses) on securities included in accumulated other comprehensive income (loss). The tax liability associated with short-term currency swap agreements increased taxes payable by $45 million in 2000. The liability is reflected as a component of currency items included in accumulated other comprehensive income (loss).

Income before income taxes from international operations used in computing our tax provision for 2002, 2001, and 2000 was approximately $280 million, $157 million, and $141 million, respectively. These amounts are before interest and other corporate cost allocations that are not deductible in international tax computations.

A reconciliation of the expected income tax expense at the statutory U.S. federal rate to our actual income tax provision follows:

(IN MILLIONS)	2002	2001	2000

U.S. Federal statutory expense (benefit)	$247	$(53)	$117
State expense (benefit), net of federal expense/benefit	12	(10)	2
Taxation of European and Canadian operations, net	(44)	(26)	(22)
Rate change benefit	(16)	(56)	(8)
Valuation allowance provision (benefit)	5	(1)	7
Nondeductible items	11	8	7
Other, net	(4)	7	(6)

Total provision (benefit) for income taxes	$211	$(131)	$97

Deferred income taxes are recognized for tax consequences of temporary differences between the financial and tax bases of existing assets and liabilities by applying enacted statutory tax rates to such differences. Significant components of our deferred tax liabilities and assets as of December 31 are as follows:

(IN MILLIONS)	2002	2001

Deferred tax liabilities:
Franchise assets	$4,640	$4,591
Property, plant, and equipment	869	784
Other, net	42	—

Total deferred tax liabilities	5,551	5,375
Deferred tax assets:
Net operating loss carryforwards	(500)	(478)
Employee and retiree benefit accruals	(376)	(332)
Alternative minimum tax credits	(124)	(171)
Deferred revenue	(195)	(222)
Other, net	—	(20)

Total deferred tax assets	(1,195)	(1,223)
Valuation allowances for deferred tax assets	132	124

Net deferred tax liabilities	4,488	4,276
Current deferred tax assets	51	60

Total net deferred tax liabilities	$4,539	$4,336

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

Valuation allowances of $132 million and $124 million as of December 31, 2002 and 2001, respectively, were established for the remaining deferred tax assets. Included in the valuation allowance as of December 31, 2002 and 2001 were $18 million and $19 million, respectively, for net operating loss carryforwards of acquired companies. Previously established

Coca-Cola Enterprises Inc. 2002 Annual Report    47

Notes to Consolidated Financial Statements

valuation allowances for net operating losses of acquired companies were reduced in 2002 and 2001 by $1 million and $7 million, respectively. These reversals are based on a reassessment of the utilization of net operating loss carryforwards and are reflected as a reduction to franchise license intangible assets or goodwill.

Federal tax operating loss carryforwards total $890 million. The majority of these carryforwards were acquired through the purchase of various bottling companies. These carryforwards are available in varying amounts to offset future federal taxable income through their expiration in years 2004 through 2022. International operating loss carryforwards total $169 million, $108 million of which expire at varying dates from 2004 through 2009. The remaining amounts have no expiration date. State operating loss carryforwards total $2.9 billion and expire at varying dates from 2003 through 2022.

At December 31, 2002 and 2001 our foreign subsidiaries had approximately $390 million and $226 million in distributable earnings, respectively. These earnings are exclusive of amounts that would result in little or no tax under current laws if remitted in the future. Our earnings from foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

In 2002, corporate income tax rates were reduced in certain provinces of Canada and in Belgium. These rate changes reduced deferred tax liabilities associated with our Canadian and European operations by approximately $16 million or $0.03 per common share.

In 2001, corporate income tax rates were reduced in Canada and certain territories in Europe. These rate changes reduced deferred tax liabilities associated with our Canadian and European operations by approximately $56 million or $0.13 per common share.

French income tax rates were reduced in December 2000, with the rate reductions to be phased in during 2001 and 2002. This rate change reduced deferred tax liabilities associated with our operations in France by approximately $8 million or $0.02 per common share. These deferred tax liability reductions were recognized as credits to income tax expense.

Note 12

EARNINGS PER SHARE

The following table presents information concerning basic and diluted earnings per share:

(IN MILLIONS EXCEPT PER SHARE DATA; PER SHARE DATA IS CALCULATED PRIOR TO ROUNDING TO MILLIONS)	2002	2001	2000

Net income (loss) before cumulative effect of accounting change	$494	$(19)	$236
Cumulative effect of accounting change	—	(302)	—

Net income (loss)	494	(321)	236
Preferred stock dividends	3	3	3

Net income (loss) applicable to common shareowners	$491	$(324)	$233

Basic average common shares outstanding	449	432	419
Effect of dilutive securities:(A)
Stock compensation awards(B)	9	—	10

Diluted average common shares outstanding	458	432	429

Basic earnings per share:
Net income (loss) applicable to common shareowners before cumulative effect of accounting change	$1.09	$(0.05)	$0.56
Cumulative effect of accounting change	—	(0.70)	—

Net income (loss) applicable to common shareowners	$1.09	$(0.75)	$0.56

Diluted earnings per share:
Net income (loss) applicable to common shareowners before cumulative effect of accounting change	$1.07	$(0.05)	$0.54
Cumulative effect of accounting change	—	(0.70)	—

Net income (loss) applicable to common shareowners	$1.07	$(0.75)	$0.54

(A)	See Note 14 for a discussion of the impact of our preferred shares on diluted earnings per share.
(B)	As detailed in Note 9, options to purchase 59.9 million, 57.9 million, and 46.0 million common shares were outstanding at the end of 2002, 2001 and 2000, respectively. Of these amounts, options to purchase 22.7 million shares in 2002, 57.9 million shares in 2001, and 19.5 million shares in 2000 are not included in the computation of diluted earnings per share because the effect of including the options in the computation would be antidilutive. The dilutive impact of the remaining options outstanding in each year is included in the stock compensation awards line shown above.

Our Board of Directors approved the current regular quarterly dividend of $0.04 per common share in 1998. Dividends are declared at the discretion of our Board of Directors.

48    Coca-Cola Enterprises Inc. 2002 Annual Report

Notes to Consolidated Financial Statements

Note 13

ACCUMULATED OTHER
COMPREHENSIVE INCOME (LOSS)

The following table presents a summary of our accumulated other comprehensive income (loss) items and related tax effects. Comprehensive income (loss) is comprised of net income and other adjustments that may include changes in the fair value of certain derivative financial instruments which qualify as cash flow hedges, minimum pension liability adjustments, foreign currency translation adjustments, hedges of net investments in international subsidiaries, and unrealized gains and losses on certain investments in debt and equity securities. Except for the currency translation impact of our intercompany debt of a long-term nature, we do not provide income taxes on currency translation adjustments, as earnings from international subsidiaries are considered to be indefinitely reinvested.

(IN MILLIONS)	Unrealized Gains and Losses on Cash Flow Hedges	Currency Translations	Hedges of Net Investments	Pension Adjustments	Unrealized Gains and Losses on Securities	Total

Balance, December 31, 1999	$—	$(149)	$88	$(7)	$(6)	$(74)
2000 Pre-tax activity	—	(322)	247	(8)	(6)	(89)
2000 Tax effects	—	19	(91)	3	2	(67)

Balance, December 31, 2000	$—	$(452)	$244	$(12)	$(10)	$(230)
Cumulative effect of adopting FAS 133, net of tax effect of $11 million	(26)	—	—	—	—	(26)
2001 Pre-tax activity	21	41	(38)	(125)	—	(101)
2001 Tax effects	(6)	(1)	14	47	—	54
Reclassification into earnings for cash flow hedges, net of tax effect of $5 million	11	—	—	—	—	11

Balance, December 31, 2001	$—	$(412)	$220	$(90)	$(10)	$(292)
2002 Pre-tax activity	(34)	237	(122)	(170)	22	(67)
2002 Tax effects	8	(18)	45	65	(8)	92
Reclassification into earnings for cash flow hedges, net of tax effect of $9 million	31	—	—	—	—	31

Balance, December 31, 2002	$5	$(193)	$143	$(195)	$4	$(236)

Note 14

PREFERRED STOCK

In connection with the 1998 acquisition of Great Plains Bottlers and Canners, Inc., we issued 401,528 shares of $1 par value voting convertible preferred stock (“Great Plains series”). The mandatory conversion date for the Great Plains series is August 7, 2003. As of December 31, 2002, 35,000 shares of the Great Plains series have been converted into 154,778 shares of common stock. The remaining 366,528 outstanding preferred shares were convertible into approximately 1.7 million common shares at December 31, 2002. These shares are not included in our computation of diluted earnings per share, detailed in Note 12, in 2002, 2001, and 2000 because the effect of their inclusion is antidilutive.

Note 15

SHARE REPURCHASES

Under the April 1996 share repurchase program authorizing the repurchase of up to 30 million shares, CCE can repurchase shares in the open market and in privately negotiated transactions. In 2002, there were no share repurchases. In 2001 and 2000, we repurchased and settled approximately 0.4 million and 6.6 million shares, respectively, of common stock for an aggregate cost of approximately $8 million, and $124 million, respectively.

Management considers market conditions and alternative uses of cash and/or debt, balance sheet ratios, and shareowner returns when evaluating share repurchases. Repurchased shares are added to treasury stock and are available for general corporate purposes, including acquisition financing and the funding of various employee benefit and compensation plans.

CCE has repurchased a total of 26.7 million shares under the program. In 2000, our Board of Directors authorized the repurchase of up to an additional 30 million shares upon completion of the current program. We have no current plans for additional share repurchases and expect to use the majority of excess operating cash flow for debt reduction.

Coca-Cola Enterprises Inc. 2002 Annual Report     49

Notes to Consolidated Financial Statements

Note 16

RELATED PARTY TRANSACTIONS

At December 31, 2002, TCCC owned approximately 38 percent of our outstanding common shares. Approximately 93 percent of our sales volume is generated through sales of TCCC products. CCE and TCCC have entered into various transactions and agreements in the ordinary course of business. The following summarizes significant transactions between CCE and TCCC and its affiliates:

Marketing Support and Other Arrangements: CCE and TCCC engage in a variety of marketing programs, local media advertising, and other similar arrangements to promote the sale of products of TCCC in territories operated by us. The levels of programs are determined annually and as the programs progress during the year, and are impacted by our territory acquisitions. Payments made under the programs, except for amounts paid under the Jumpstart programs, generally are received or made within the year they are due or shortly thereafter. TCCC is under no obligation to participate in the programs or continue past levels of funding into the future, and the terms of similar programs may differ with other parties.

Marketing support programs funded to us provide financial support principally based on product sales to offset a portion of the costs of the programs to us. TCCC also administers certain other marketing programs directly with our customers. In 2002, 2001, and 2000, total direct marketing support paid or payable to us, or to customers in our territories by TCCC, totaled approximately $1,041 million, $888 million, and $754 million, respectively. This includes amounts paid directly to our customers by TCCC of approximately $201 million for 2002, $279 million for 2001, and $221 million for 2000, as well as $3 million paid in 2002 and 2001 for TCCC’s participation in long-term agreements.

We recently reached agreement with TCCC modifying the terms of the Sales Growth Initiative (SGI) agreement for 2003 and beyond. Under the amended agreement, funding from TCCC for 2003 will be $200 million, $50 million higher than the funding received under the agreement in 2002. In addition, the amendment outlines that each company can retain their respective cost savings generated from future system efficiency initiatives.

We participate in Jumpstart programs with TCCC designed to accelerate the placement of cold drink equipment. TCCC’s support payments under these programs were paid in the early years of the agreements. We have also received support payments for other market and infrastructure development costs incurred by us. Funding under Jumpstart and these other programs paid or payable to us from TCCC approximated $3 million, $159 million, and $223 million for the years 2002, 2001, and 2000, respectively. No future amounts are payable under the Jumpstart agreements.

We participate in cooperative advertising and brand and trade arrangements with TCCC. Prior to 2002, we paid TCCC a portion of the costs for participation in these programs. Beginning in 2002, all costs in our North American territories associated with CTM, excluding certain specific customers, shifted to us and all costs for local media programs in our North American territories shifted to TCCC. However, we continue to pay TCCC, and TCCC pays the customers because of their established national relationship with the customers. Pursuant to these arrangements, we paid TCCC $248 million, $252 million, and $195 million in 2002, 2001, and 2000, respectively, for local media, brand, and marketing programs. Our payments in 2002 to TCCC reflect the change in our arrangements related to CTM.

Participation in Marketing Programs with TCCC: On occasion, we participate in marketing programs outside the scope of recurring arrangements with TCCC. In 2002, we paid TCCC approximately $16 million for participation in marketing programs.

Syrup, Concentrate, Sweetener, and Finished Products: We purchase syrup and concentrate requirements from TCCC to manufacture, package, distribute, and sell TCCC products under franchise licensing agreements. These franchise licensing agreements give TCCC complete discretion to set prices of the syrups and concentrates. We also purchase finished products and fountain syrup from TCCC for sale within our territories and have an agreement with TCCC to purchase substantially all our requirements for sweetener in the United States.

Fountain Syrup and Packaged Product Sales: We sell fountain syrup back to TCCC in certain territories and deliver this syrup to certain major fountain accounts of TCCC. We will, on behalf of TCCC, invoice and collect amounts receivable for these fountain sales. We also sell bottle and can product to TCCC at prices that are generally similar to the prices charged by us to our major customers.

Customer Marketing Group and Media Staff Cost Reimbursements: CCE and TCCC reached an agreement in 2000 to transfer certain responsibilities and the associated staffing for customer marketing group (CMG) efforts to us from TCCC and for local media activities from us to TCCC. Under the agreement, TCCC reimburses us for CMG staffing costs transferred to us and we reimburse TCCC for local media staffing costs transferred to TCCC.

50      Coca-Cola Enterprises Inc. 2002 Annual Report

Notes to Consolidated Financial Statements

Other Transactions: Other transactions with TCCC include packaging fees, management fees, reimbursements of repair costs on equipment owned by TCCC, office space leases, and purchases of point-of-sale and other advertising items.

The following table presents amounts included in the statements of income for transactions with TCCC:

INCOME (EXPENSE) IN MILLIONS	2002	2001	2000

Net operating revenues:
Direct marketing support	$837	$606	$533
Fountain syrup and packaged product sales	461	395	460
Cooperative trade arrangements	(248)	(200)	(136)
Other transactions	18	10	6

	$1,068	$811	$863

Cost of sales:
Purchases of syrup and concentrate	$(4,269)	$(3,806)	$(3,567)
Purchases of sweetener	(325)	(295)	(298)
Purchases of finished products	(498)	(441)	(393)

	$(5,092)	$(4,542)	$(4,258)

Selling, delivery, and administrative expenses:
Operating expense support payments	$77	$74	$222
Cooperative advertising programs	—	(52)	(59)
Marketing programs	(16)	—	—
Operating expense reimbursements:
To TCCC	(17)	(16)	—
From TCCC	38	25	3
Reimbursement of repair costs	51	56	51
Other transactions	—	(2)	(6)

	$133	$85	$211

New Arrangements: Beginning in 2003, TCCC assumed responsibility for hot-fill production in North America. Accordingly, we agreed to sell our Truesdale, Missouri hot-fill plant to TCCC for approximately $60 million in early 2003. In addition, beginning in 2003, we will receive funding equal to 50 percent of TCCC’s profits generated from the Danone joint venture in our North American territories. This arrangement is not expected to have a significant impact on our 2003 results.

We also entered into two arrangements with TCCC designed to strengthen our brand portfolio in Belgium. In the first arrangement, we agreed with TCCC to jointly acquire the Chaudfontaine water business in Belgium. This transaction is expected to close in the first half of 2003. In the second arrangement, beginning in 2003, expanded responsibility for the production and distribution of Minute Maid juice products in Belgium and Luxembourg was transferred to us by TCCC. This arrangement will result in the transfer of approximately 30 positions from TCCC to CCE and is expected to increase our sales volume by approximately 4 million physical cases in 2003.

Note 17

GEOGRAPHIC OPERATING INFORMATION

CCE operates in one industry: the marketing, distribution, and production of bottle and can nonalcoholic beverages. We operate in 46 states in the United States, the District of Columbia, and in the 10 provinces of Canada (collectively referred to as the “North American” territories), and in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands (collectively referred to as the “European” territories).

We have no material amounts of sales or transfers between our North American and European territories and no significant United States export sales.

The following presents long-lived assets as of December 31, 2002 and 2001, and net operating revenues for the years ended December 31, 2002, 2001, and 2000, by geographic territory (in millions):

	Long-Lived Assets

	2002	2001

North American	$16,918	$16,695
European(A)	4,613	4,148

Consolidated	$21,531	$20,843

	Net Operating Revenues (B)

	2002	2001	2000

North American	$12,925	$11,963	$11,167
European(C)	3,964	3,642	3,492

Consolidated	$16,889	$15,605	$14,659

(A)    In 2002 and 2001, Great Britain comprised approximately 65 percent and 67 percent, respectively, of European long-lived assets.

(B)    Balances reflect the adoption of EITF No. 01-09 effective as of January 1, 2002. The adoption of this pronouncement resulted in the reclassification to deductions from net operating revenues of approximately $95 million in 2001 and $91 million in 2000,

        previously classified as selling expenses.

(C)   In 2002, 2001, and 2000, Great Britain contributed approximately 50 percent of European net operating revenues.

Coca-Cola Enterprises Inc. 2002 Annual Report    51

Notes to Consolidated Financial Statements

Note 18

ADOPTION OF FAS NO. 142,
“GOODWILL AND OTHER INTANGIBLE ASSETS”

In July 2001, the Financial Accounting Standards Board issued Statement 141 (FAS 141), “Business Combinations” and FAS 142 that supersede APB Opinion No. 16, “Business Combinations,” and APB Opinion No. 17, “Intangible Assets.” The two statements modify the method of accounting for business combinations entered into after June 30, 2001 and address the accounting for intangible assets.

As of January 1, 2002, we no longer amortize goodwill and franchise license intangible assets with an indefinite life, but will instead evaluate them for impairment annually under FAS 142. The 2001 and 2000 results on a historical basis do not reflect the amortization provisions of FAS 142. Had we adopted FAS 142 on January 1, 2000, the historical net income (loss) and basic and diluted net income (loss) per common share would have been changed to the adjusted amounts in the following table:

(IN MILLIONS EXCEPT PER SHARE DATA; PER SHARE DATA CALCULATED PRIOR TO ROUNDING TO MILLIONS)	As Reported Historical Basis	Add: Franchise Amortization	Income Tax Impact	Adjusted Balance

Year Ended December 31, 2001:
Net income (loss) applicable to common shareowners	$(324)	$391	$(142)	$(75)
Net income (loss) applicable to common shareowners per basic and diluted common share	$(0.75)	$0.91	$(0.33)	$(0.17)

Year Ended December 31, 2000:
Net income (loss) applicable to common shareowners	$233	$397	$(146)	$484
Net income (loss) applicable to common shareowners per basic common share	$0.56	$0.95	$(0.35)	$1.16
Net income (loss) applicable to common shareowners per diluted common share	$0.54	$0.93	$(0.34)	$1.13

We make acquisitions to expand our franchise territories. Prior to the adoption of FAS 141, we assigned all costs of acquisitions in excess of the value of tangible net assets acquired to franchise intangible assets and none to goodwill. FAS 141 specifically defines goodwill and provides criteria to apply in recognizing other intangible assets. Under the definitions of goodwill outlined in FAS 141, the cost of an acquisition relating to the fair value of expected synergies is “core goodwill.” As a result of the new definition and criteria, effective with the adoption of FAS 141 and beginning with the Herb acquisition in July 2001, we assign the cost of acquisitions in excess of the value of tangible net assets acquired to franchise license intangibles and goodwill as determined using discounted cash flow models. Specifically, we include values paid for synergies in goodwill. Goodwill amounts also result through the establishment of deferred tax liabilities associated with franchise license intangibles that are not deductible for tax purposes. The transition provisions of FAS 141 prohibit us from changing amounts assigned to assets and liabilities assumed in business combinations prior to July 1, 2001.

Franchise agreements contain performance requirements and convey to the licensee the rights to distribute and sell products of the licensor within specified territories. Our domestic cola franchise agreements with TCCC do not expire, reflecting a long and ongoing relationship. Our agreements with TCCC covering our United States non-cola and European and Canadian operations are periodically renewable. TCCC does not grant perpetual franchise rights outside the United States. However, these agreements can be renewed at no cost for varying additional terms at our request. We believe and expect these and other renewable franchisor agreements will be renewed at each expiration date. After consideration of the renewal factors and our mutually beneficial relationship with The Coca-Cola Company, all franchise license intangible assets have been assigned an indefinite life.

52    Coca-Cola Enterprises Inc. 2002 Annual Report

Notes to Consolidated Financial Statements

We completed initial and updated impairment tests on franchise license intangibles with indefinite lives in 2002. Our completion of impairment analyses was directly impacted by an Emerging Issues Task Force issue resolved in early 2002. EITF Issue No. 02-07, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets” addressed the topic of when, if ever, different indefinite-lived intangible assets, such as our territory-specific franchise license agreements, should be combined into a single unit for the purpose of performing impairment tests. The EITF reached a consensus on Issue No. 02-07 outlining a number of factors to evaluate for determining whether indefinite-lived intangible assets should be combined for impairment testing. These factors include whether the assets are used together, whether the marketing and branding strategy provide evidence that the intangible assets are complementary, and whether the intangible assets as a group represent the highest and best use of the assets. We concluded that the provisions of EITF 02-07 require impairment testing of franchise license intangible assets at the North American and European group levels. The impairment tests for franchise license intangibles consisted of a comparison of the fair value of the franchise license intangibles with their carrying amounts. The fair value of the franchise license intangibles exceeded their carrying amount, and no impairment loss was recognized. If the carrying amount had exceeded the fair value, FAS 142 would require us to recognize an impairment loss in an amount equal to that excess.

The fair values of the franchise license intangibles in each group were determined using discounted cash flow models similar to those used internally by us for evaluating acquisitions; comparisons to estimated market values were also made. These discounted cash flow models involved projections of cash flows for ten years, adopting a perpetuity valuation technique with an assumed long-term growth rate of 3 percent, and discounting the projected cash flows, including the perpetuity value, based on our weighted average cost of capital. A weighted average cost of capital of approximately 7 percent was utilized. Growth rates used included approximately 3 percent consolidated volume growth, 2 percent consolidated revenue and cost of sales per case growth and approximately 5 percent consolidated administrative expense growth, with differing rates in our North American and European groups. Changes in these assumptions could materially impact the fair value estimates.

Initial goodwill impairment testing at the reporting unit level was also completed in the first quarter of 2002. Using the guidelines in FAS 142, we determined that our reporting units are our groups, North America and Europe. As discussed above, goodwill has been recognized since July 2001 only, as required by FAS 141. As a result, our goodwill is entirely contained in the North American reporting unit. The first step of our impairment test for goodwill compared the carrying amount of the North American group with its fair value. The fair value of the North American reporting unit was determined using discounted cash flow models developed in the same manner as those discussed previously. The fair value of the group exceeded its carrying amount, and goodwill is therefore not considered impaired. Had the carrying amount of North America exceeded its fair value, a second step in the impairment test would be required to measure the amount of impairment loss. This step would compare the implied fair value of the North American reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of goodwill, an impairment loss would be recognized in an amount equal to that excess.

We provide deferred income taxes on franchise license intangible assets that are not deductible for tax purposes under FAS 109. Prior to FAS 142, franchise license intangible assets were amortized over the maximum allowed period of 40 years. As this amortization cost was recognized, the related deferred tax liability was recognized as a decrease to income tax expense. Under FAS 142, previously recognized unamortized balances of franchise license intangible assets and associated deferred income tax liabilities will remain unchanged except for any impairment in the value of these assets or any ultimate sale of territories. At December 31, 2002 and 2001, we had approximately $4.6 billion of deferred tax liabilities provided on franchise license intangible assets. These deferred tax liabilities, while impacted by tax rate changes and currency translations, will only decrease for the reasons above but will increase for the effect of any tax deductions realized on tax deductible franchise license assets.

The change in our consolidated goodwill balance in 2002 of $9 million was due to adjustments to the value of goodwill from acquisitions completed in 2001 totaling $6 million and the recognition of $3 million in goodwill for acquisitions completed in 2002. Amounts recorded for goodwill and franchise license intangibles associated with acquisitions completed in the last 12 months may continue to be adjusted as the values of the assets and liabilities acquired are finalized.

Coca-Cola Enterprises Inc. 2002 Annual Report     53

Notes to Consolidated Financial Statements

Note 19

COMMITMENTS AND CONTINGENCIES

As of December 31, 2002, we have guaranteed payment of up to $262 million owed by certain affiliates, primarily packaging cooperatives, to third parties. At December 31, 2002 and 2001, these affiliates had approximately $158 million and $153 million, respectively, of indebtedness guaranteed by us. We hold no assets as collateral against these guarantees and no recourse provisions exist under the guarantees that would enable us to recover amounts we guarantee in the event of an occurrence of a triggering event under these guarantees. These guarantees, which expire at varying dates through 2014, arose as a result of our ongoing business relationship with the third parties. No liability is recorded for our obligation under these guarantees as we consider the risk of default associated with these guarantees to be remote.

We have letters of credit outstanding aggregating approximately $323 million, principally under self-insurance programs.

As of December 31, 2002, we have entered into long-term purchase agreements with various suppliers. Subject to each supplier’s quality and performance, the aggregate purchase commitments covered by these agreements during the next five years and thereafter are as follows (in millions): 2003 – $2,699; 2004 – $2,658; 2005 – $2,559; 2006 – $1,752; 2007 – $1,388; and thereafter – $1,869.

We lease office and warehouse space, computer hardware, and machinery and equipment under lease agreements expiring at various dates through 2039. At December 31, 2002, future minimum lease payments under noncancelable operating leases aggregate approximately $355 million. Over the next five years and thereafter, future minimum lease payments are as follows (in millions): 2003 – $63; 2004 – $53; 2005 – $40; 2006 – $27; 2007 – $22; and thereafter – $150. Rent expense was approximately $99 million, $85 million, and $71 million during 2002, 2001, and 2000, respectively.

We participate in contractual arrangements for pouring or vending rights in specific athletic venues, specific school districts, or other locations. At December 31, 2002, the liability associated with these arrangements totaled approximately $294 million. Over the next five years and thereafter, future payments required under these contractual arrangements are as follows (in millions): 2003 – $53; 2004 – $57; 2005 – $49; 2006 – $40; 2007 – $30; and thereafter – $65.

Under the Jumpstart programs with TCCC, we received payments from TCCC for a portion of the cost of developing the infrastructure (consisting primarily of people and systems) necessary to support accelerated placements of cold drink equipment. We recognize the payments primarily as cold drink equipment is placed, through 2008, and over the period we have the potential requirement to move equipment, through 2020.

Under the Jumpstart programs, we agree to: (1) purchase and place specified numbers of venders/coolers or other cold drink equipment each year through 2008; (2) maintain the equipment in service, with certain exceptions, for a period of at least 12 years after placement; (3) maintain and stock the equipment in accordance with specified standards for marketing TCCC products; and (4) during the period the equipment is in service report to TCCC whether, on average, the equipment purchased under the programs has generated a stated minimum sales volume of TCCC products. Should we not satisfy these or other provisions of the program, the agreement provides for the parties to meet to work out mutually agreeable solutions. If the parties were unable to agree on an alternative solution, TCCC would be able to seek a partial refund of amounts previously paid. No refunds have ever been paid under this program, and we believe the probability of a partial refund of amounts previously paid under the program is remote. We believe we would in all cases resolve any matters that might arise regarding these programs.

CCE’s and our subsidiaries’ tax filings are routinely subjected to audit by tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. Currently, there are assessments involving certain of our subsidiaries, including subsidiaries in Canada and France, that may not be resolved for many years. We believe we have substantial defenses to the questions being raised and intend to pursue all legal remedies available if we are unable to reach a resolution with the authorities. We believe we have adequately provided for any ultimate amounts that would result from these proceedings, however, it is too early to predict a final outcome in these matters.

In January 2002, Kmart Corporation filed for bankruptcy protection. At the date of bankruptcy filing, we had approximately $20 million in trade receivables from Kmart. In the first quarter of 2002, we recognized the potential losses on these accounts receivable by charging the amounts, net of estimated recoverable portions, against the reserve for doubtful accounts. We believe the net receivable after write-off will be collected. We are also exposed to losses on possible preference action claims for amounts paid to us prior to the filing. It is not possible to predict the ultimate amount of losses to us, if any, which might result from preference claims.

We are currently under investigation by the European Commission in various jurisdictions for alleged abuses of an alleged dominant position under Article 82 of the EU Treaty. We do not believe that we have a dominant position in the relevant markets, or that our current or past commercial practices violate EU law. Nonetheless, the Commission has considerable discretion in reaching conclusions and levying fines, which are subject to judicial review. The Commission has not notified us when it might reach any conclusions.

54     Coca-Cola Enterprises Inc. 2002 Annual Report

Notes to Consolidated Financial Statements

Our California subsidiary has been sued by several current and former employees over alleged violations of state wage and hour rules. The subsidiary is still investigating the claims, and it is too early in the litigation to predict the outcome. The subsidiary is defending the claims vigorously.

We have filed suit against two of our insurers to recover losses incurred in connection with the 1999 European product recall. We are unable to predict the final outcome of this action at this time.

In 2000, CCE and TCCC were found by a Texas jury to be jointly liable in a combined final amount of $15.2 million to five plaintiffs, each of whom is a distributor of competing beverage products. These distributors had sued alleging that CCE and TCCC engaged in unfair marketing practices. We are appealing the decision and believe there are substantial grounds for appeal. The complaint of four remaining plaintiffs is in discovery and has not yet gone to trial pending the outcome of our appeal. It is not possible to predict at this time the final outcome of our appeal in this matter or the ultimate costs under all of the complaints.

At January 15, 2003, there were two federal and one state superfund sites for which CCE’s and our bottling subsidiaries’ involvement or liability as a potentially responsible party (PRP) was unresolved. We believe any ultimate liability under these PRP designations will not have a material adverse effect on our financial position, cash flows, or results of operations. In addition, we or our bottling subsidiaries have been named PRPs at 35 other federal and nine other state superfund sites under circumstances that have led us to conclude that either (i) we will have no further liability because we had no responsibility for having deposited hazardous waste, (ii) our ultimate liability, if any, would be less than $100,000 per site, or (iii) payments made to date would be sufficient to satisfy all liability.

We are a defendant in various other matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect our financial position, results of operations, or liquidity.

Note 20

NEW ACCOUNTING STANDARDS

In January 2003, the EITF issued No. 02-16 (EITF 02-16), “Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor.” EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for cash consideration received from vendors. Under the provisions of EITF 02-16, cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the statement of income. However, that presumption is overcome when the consideration is either a reimbursement of costs incurred by the customer to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the customer’s statement of income, or a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue. Cash payments we receive from TCCC and other licensors are subject to the provisions of EITF 02-16. EITF 02-16 is applicable to new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. We are currently evaluating the potential impact EITF 02-16 will have on our financial position, cash flows, and results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We are currently evaluating the implications from adoption of FIN 46 on our financial position, cash flows, and results of operations.

In July 2002, the FASB issued Statement No. 146 (FAS 146), “Accounting for Costs Associated with Exit or Disposal Activities” which addresses financial accounting and reporting for costs associated with exit or disposal activities. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date of an entity’s commitment to an exit plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued Statement No. 148 (FAS 148), “Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123.” FAS 148 amends, among other things, the disclosure provisions of FAS 123 and APB 28, “Interim Financial Reporting.” The additional disclosures required under FAS 148 have been included in Note 9, Stock-Based Compensation Plans.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued. It also requires an entity to recognize, at the

Coca-Cola Enterprises Inc. 2002 Annual Report     55

Notes to Consolidated Financial Statements

inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, even if the likelihood of the guarantor having to make payments is remote. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. These disclosures are included in Note 19, Commitments and Contingencies. The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We do not believe that the recognition requirements will have a material impact on our financial position, cash flows or results of operations.

Note 21

QUARTERLY FINANCIAL INFORMATION

Unaudited quarterly financial information and summarized fiscal year financial information, which is audited, follows (in millions except per share data; per share data calculated prior to rounding to millions):

2002	First	Second	Third(A)	Fourth(B)	Fiscal Year

Net operating revenues	$3,642	$4,448	$4,549	$4,249	$16,889

Gross profit	$1,377	$1,728	$1,739	$1,627	$6,472

Net income applicable to common shareowners	$9	$214	$190	$77	$491

Basic net income per share applicable to common shareowners	$0.02	$0.48	$0.42	$0.17	$1.09

Diluted net income per share applicable to common shareowners	$0.02	$0.47	$0.42	$0.17	$1.07	(H)

2001(C)	First(D)	Second(D)(E)	Third(D)(F)	Fourth(G)	Fiscal Year

Net operating revenues	$3,332	$4,079	$4,250	$3,944	$15,605

Gross profit	$1,264	$1,534	$1,590	$1,477	$5,865

Net income (loss) applicable to common shareowners before cumulative effect of accounting change	$(100)	$104	$10	$(36)	$(22)

Net income (loss) applicable to common shareowners	$(402)	$104	$10	$(36)	$(324)

Basic net income (loss) per share applicable to common shareowners before cumulative effect of accounting change	$(0.24)	$0.25	$0.02	$(0.08)	$(0.05)

Diluted net income (loss) per share applicable to common shareowners before cumulative effect of accounting change	$(0.24)	$0.24	$0.02	$(0.08)	$(0.05	)(H)

For quarterly reporting, we report on the Friday closest to the end of the quarterly calendar period for reporting convenience.

  (A)   Income tax expense in the third quarter of 2002 includes the benefit of an income tax accrual adjustment of $4 million

         ($0.01 per  common share).

  (B)   Net income for the fourth quarter of 2002 includes a $16 million benefit for the settlement of supplier rebates and a $16 million charge for additional marketing costs with TCCC. In addition, income tax expense in the fourth quarter of 2002 includes the benefit of income tax rate changes totaling approximately $16 million ($0.03 per common share).

  (C)  The 2001 balances reflect the adoption of EITF No. 01-09, effective as of January 1, 2002. The adoption of this pronouncement resulted in the reclassification to deductions from net operating revenues of approximately $20 million in first quarter 2001,

        $26 million in second quarter 2001, $26 million in third quarter 2001, and $23 million in fourth quarter 2001 previously classified as selling expenses.

  (D)  Net income for the quarters ended March 30, June 29, and September 28, 2001 have been adjusted from the amounts previously reported in our Form 10-Qs. The revised amounts reflect the change in accounting adopted by us as of January 1, 2001. In the quarter ended March 28, 2001, the effect of the change was to recognize the cumulative effect of the change in accounting,

        which increased the net loss by $302 million, and to increase the loss before taxes and net loss by $25 million and $15 million,

        respectively, yielding a total increase in first quarter loss before taxes and net loss from the change in accounting of $327 million and $317 million, respectively ($0.76 per common share). In the quarter ended June 29, 2001, the net effect of the change was to reduce income before taxes and net income by $17 million and $10 million, respectively ($0.03 per common share). In the quarter ended September 28, 2001, the net effect of the change was to reduce income before taxes and net income by $25 million and $15 million, respectively ($0.04 per common share).

  (E)  The second quarter of 2001 includes the benefit of income tax rate changes of $46 million ($0.11 per common share).

  (F)  The third quarter of 2001 includes a nonrecurring charge of $41 million ($0.06 per common share after tax) related to the restructuring of operations in North America and a reduction in income taxes of $6 million ($0.01 per common share).

  (G)  The fourth quarter of 2001 includes a nonrecurring charge of $37 million ($0.05 per common share after tax) related to the restructuring of operations in North America and a reduction in income taxes of $4 million ($0.01 per common share).

  (H)  Due to rounding and the method required by FAS No. 128 to calculate per share data, the quarterly per share data does not total the full-year per share data.

56    Coca-Cola Enterprises Inc. 2002 Annual Report

Management’s Financial Review

OPERATIONS REVIEW

Operating Income

2002 – In 2002, reported operating income increased 127 percent to $1,364 million from $601 million for 2001. Reported operating income increased 23 percent from 2001 comparable operating income of $1,109 million. A reconciliation of reported 2001 operating income to comparable operating income is presented below:

2001 Reported Operating Income:	$601
Add back of 2001 franchise amortization	391
Add back of 2001 restructuring charge	78
Additional six months of 2001 operating income for the Herb acquisition	39

2001 Comparable Operating Income	$1,109

Below are the significant components of the 23 percent increase in comparable operating income:

FULL-YEAR 2002	Percentage Change

Changes to Operating Income:
2002 increase in gross margin percentage from 37.6% to 38.3%	11%
Operating income improvements (primarily a result of the 2001 restructuring)	9%
Incremental operating income attributable to increased volume	4 ½	%
Impact of foreign currency translations	1 ½	%
Incremental Project Pinnacle expenses incurred in 2002	(3)%

Total Increase in Operating Income	23%

2001 – In 2001, reported operating income decreased to $601 million from $1,126 million in 2000. The decrease occurred as a result of several factors, primarily a decline in our gross margin from 38 percent in 2000 to 37.6 percent in 2001. This decline was driven primarily by an inability to achieve sufficient pricing growth in North America. In addition, the $78 million restructuring charge in 2001, a decline of approximately $137 million in Jumpstart funding recognized, and a $91 million increase in consolidated depreciation expense also contributed to the decline in 2001 operating income.

Net Operating Revenues and Cost of Sales

2002 – Net operating revenues increased 8 percent to $16.9 billion from $15.6 billion in 2001. The revenue split between our North American and European operations was 77 percent and 23 percent, respectively. Great Britain contributed approximately 50 percent of European revenues in 2002. The following table outlines the significant components of the increase in net operating revenues in 2002:

FULL-YEAR 2002	Percentage Change

Changes to Net Operating Revenues:
Additional six months of net operating revenues from the Herb acquisition	2 ½	%
Incremental net operating revenues attributable to increased volume	3 ½	%
Pricing growth in 2002	1%
Impact of foreign currency translations	1%

Total Increase in Net Operating Revenues	8%

Following are the changes in our bottle and can revenues per case and our bottle and can cost of sales per case, adjusted to include the impact of the Herb acquisition as if completed on January 1, 2001:

FULL-YEAR 2002	Comparable Change		Currency Neutral Comparable Change

Net bottle and can price per case:
Consolidated	1 ½	%	½	%
North America	—		½	%
Europe	6 ½	%	2%
Bottle and can cost of sales per case:
Consolidated	1%		—
North America	(½)%		—
Europe	4%		(½)%

All per case amounts are calculated based on physical cases and exclude the impact of the $22 million settlement of promotional programs and accruals that occurred in second-quarter 2002. Net price per case is the invoice price charged to customers less any promotional allowances and excludes the marketing credits we receive from TCCC and other licensors. Net price per case is impacted by the price charged per package, the volume generated in each package, and the channels in which those packages are sold. To the extent we are able to increase volume in higher margin packages that are sold through higher margin channels, our bottle and can net price per case will increase, without an actual increase in wholesale pricing. For example, we typically charge a lower net price per case and realize a lower gross profit per case on a physical case of 12-ounce cans sold in a supermarket, than a case of 20-ounce bottles sold in a convenience store.

Our cost of sales per case results for 2002 reflect lower packaging material costs and favorable overhead costs which offset our increase in ingredient costs. Ingredient costs are impacted by the increase in carbonated beverage concentrate costs for full-year 2002 of approximately 1 ½ percent in North America and 2 ½ percent in Europe.

Coca-Cola Enterprises Inc. 2002 Annual Report   57

Management’s Financial Review

We participate in various programs and arrangements with customers designed to increase the sale of our products by those customers. Among the programs negotiated with customers are arrangements in which allowances can be earned by the customer for attaining agreed upon sales levels and/or for participating in specific marketing programs. Coupon programs and under-the-cap promotions are also developed on a territory specific basis with the intent of increasing sales for all customers. The cost of all of these various programs, included as deductions in net operating revenues, totaled approximately $1,542 million and $1,353 million in 2002 and 2001, respectively. The increase in the cost of these programs is due to volume increases as well as the change in our relationship with TCCC. Beginning in 2002, all costs associated with customer cooperative trade marketing programs (CTM), except for certain identified customers, shifted to us and all costs for local media programs in North America shifted to TCCC. Net operating revenues, which include allowances for CTM, and selling, delivery and administrative expenses, which included local media expense in 2001, would have been approximately $46 million lower had this arrangement been in place in 2001. As a result, the shift of CTM and local media costs impacts statement of income comparisons between 2002 and 2001, but did not impact our 2001 net income. The impact of this shift on future operating income is dependent upon the level of our CTM spending. We believe our participation in these programs is essential to ensuring continued volume and revenue growth in the competitive marketplace.

We also participate in contractual arrangements for pouring or vending rights in specific athletic venues, specific school districts, or other locations. The net unamortized balance of these arrangements at December 31, 2002 totaled approximately $401 million (consisting of gross amounts of $620 million net of $219 million in accumulated amortization), which is included in other noncurrent assets in our consolidated balance sheet. Amortization expense on these assets, also included as a deduction in net operating revenues, totaled approximately $70 million and $49 million in 2002 and 2001, respectively. Estimated amortization expense for existing arrangements for the next five fiscal years is as follows (in millions): 2003 – $69; 2004 – $63; 2005 – $57; 2006 – $47; and 2007 – $40.

2001 – In 2001, net operating revenues increased 6 percent to $15.6 billion. Revenue growth resulted from the Herb acquisition, which contributed approximately 3 percent to overall growth, and comparable consolidated volume growth of 3 percent. Consolidated pricing was flat and did not impact revenue growth. The revenue split between our North American and European operations was approximately 77 percent and 23 percent, respectively. Great Britain contributed approximately 50 percent of European revenues in 2001.

FULL-YEAR 2001	Reported Change	Currency Neutral Change

Net bottle and can price per case:
Consolidated	—	1½	%
North America	½ %	1%
Europe	(2)%	2½	%
Bottle and can cost of sales per case:
Consolidated	1%	3%
North America	2½ %	3%
Europe	(3)%	1½	%

Bottle and can net revenues per physical case on a reported basis were flat in 2001 compared to 2000. Excluding the impact of currency translations, these net revenues per case grew 1½ percent for the year. This increase is comprised of a 1 percent increase in North America and a 2½ percent increase in Europe. Pricing for the year was impacted by favorable shifts in package and channel mix.

The increase in cost of sales per case for 2001 reflects ingredient cost increases and the impact of currency exchange rates. Cost of sales per case increased 3 percent on a currency neutral basis in 2001. The cost of concentrate purchases from TCCC increased approximately 3 percent for the year.

Volume

2002 – Volume results presented below are adjusted for acquisitions completed in 2001 and 2002 and include changes by major brand category:

	2002 Volume Change	2002 % of Total Volume

North America:
Cola Brands	4%	62%
Carbonated Soft Drink Flavors	(4)%	25½ %
Noncarbonated Soft Drinks	18½ %	8%
Water	29%	4½ %

	3½ %	100%

Europe:
Cola Brands	2%	67%
Carbonated Soft Drink Flavors	7½ %	23%
Noncarbonated Soft Drinks	13%	8%
Water	27%	2%

	4½ %	100%

Consolidated:
Cola Brands	3½ %	63%
Carbonated Soft Drink Flavors	(2)%	25%
Noncarbonated Soft Drinks	17½ %	8%
Water	29%	4%

	4%	100%

58    Coca-Cola Enterprises Inc. 2002 Annual Report

Management’s Financial Review

On a physical case basis, North America represented 77 percent of our 2002 volume and 76 percent of our 2001 volume. On a consolidated basis, our 20-ounce volume increased more than 8 percent in 2002, our 500-ml volume increased more than 6½ percent, and can volume increased approximately 3 percent.

In 2002, we introduced several new brands and packages in both North America and Europe. In North America, Vanilla Coke and diet Vanilla Coke were introduced. We also added two juice drink extensions in 2002, Minute Maid Pink Lemonade and Lemonade light. Fridge Pack, a new design for can packaging, was also introduced in 2002 in two test markets, and we will expand its introduction in our North American territories during 2003. In Europe, we introduced diet Coke with Lemon and several brand extensions for Fanta. New, locally oriented Fanta flavors such as Fruit Twist in Great Britain, Latina in France, and Sapaya in Belgium, along with a new, proprietary contoured bottle for Fanta generated positive consumer response.

2001 – Volume results presented below as “comparable” are adjusted to include an additional selling day in 2000 and for acquisitions completed in 2000 and 2001.

FULL-YEAR 2001	Comparable Change		Reported Change

Physical case bottle and can volume:
Consolidated	3%		7%
North America	1½	%	6½ %
Europe	7½	%	8%

The consolidated increase in volume reflects positive growth in diet Coke/Coke light and strong increases in Dasani, Fanta and Minute Maid, offset by decreases in Coca-Cola classic and Sprite. On a physical case basis, North America represented 76 percent of our 2001 and 2000 volume.

Comparable North American volume in 2001 grew 1½ percent, primarily as a result of increases in Dasani, diet Coke with Lemon, and Minute Maid Lemonade and Fruit Punch sales, partially offset by declines in Coca-Cola classic and Sprite.

Selling, Delivery, and Administrative Expenses

2002 – Selling, delivery, and administrative (SD&A) expenses declined approximately 3 percent to $5,108 million in 2002 as compared to reported SD&A expenses of $5,264 million in 2001. SD&A expenses increased 5 percent from 2001 comparable SD&A expenses of $4,885 million. A reconciliation of reported 2001 SD&A to comparable SD&A is presented below:

2001 Reported SD&A Expenses	$5,264
Subtract franchise amortization	(391)
Subtract 2001 restructuring charge	(78)
Subtract media expenses to be consistent with 2002 due to the change in our media and CTM programs	(46)
Add SD&A expense for first 6 months of 2001 for Herb	136

2001 Comparable SD&A Expenses	$4,885

The 5 percent increase in comparable SD&A expenses in 2002 is primarily attributable to incremental expenses associated with additional volume, the impact of foreign currency translations, and incremental operating expenses associated with Project Pinnacle.

As discussed further under Accounting Developments, we implemented the Financial Accounting Standards Board (FASB) Statement 142, “Goodwill and Other Intangible Assets” (FAS 142) in 2002. Under FAS 142, we no longer amortize goodwill and franchise license intangible assets. Adoption of the non–amortization provisions of FAS 142 as of January 1, 2001 would have reduced amortization expense by approximately $391 million in 2001.

The restructuring and other charges in 2001 related to a series of steps designed to improve our cost structure, including the elimination of unnecessary support functions following the consolidation of North America into one operating unit and streamlining management of the North American operations, responsive to the current business environment. We estimate the restructuring lowered our cost base by approximately $80 million to $100 million annually, beginning in 2002.

The table below summarizes activity in the accrual for restructuring costs in 2002 (in millions):

Restructuring Summary	Accrued Balance December 31, 2001	Provisions	Payments	Estimate Adjustments	Accrued Balance December 31, 2002	Total Change 2001 to 2002

Employee terminations
Severance pay and benefits	$40	$5	$(24)	$(4)	$17	$(23)
Other direct costs	1	—	(1)	—	—	(1)

Total	$41	$5	$(25)	$(4)	$17	$(24)

  Coca-Cola Enterprises Inc. 2002 Annual Report   59

Management’s Financial Review

In 2002, our restructuring accrual decreased by approximately $24 million, due to payments for severance benefits totaling $25 million and estimate adjustments totaling $4 million, offset by an increase of $5 million from a restructuring in Great Britain in 2002. The restructuring in Great Britain related to the conversion of refillable bottles to non-refillable bottles in production and the resulting elimination of approximately 100 positions.

Beginning in 2002, all costs associated with CTM, except for certain identified customers, shifted to CCE and all costs for local media programs in North America shifted to TCCC. SD&A expenses, which included local media expense in 2001, and net operating revenues, which include allowances for CTM, would have been approximately $46 million lower had this arrangement been in place in 2001. As a result, the shift of CTM and local media costs impacts income statement comparisons between 2002 and 2001, but did not impact our 2001 net income.

Emerging Issues Task Force (EITF) No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products,” was effective beginning January 1, 2002, and required certain selling expenses we incur to be classified as deductions from revenue. Comparable amounts in prior years were required to be reclassified in accordance with this EITF consensus. We reclassified approximately $95 million and $91 million of selling expenses as deductions in net operating revenues in 2001 and 2000, respectively.

As of January 1, 2001, we changed our method of accounting for infrastructure development payments received from TCCC under the cold drink Jumpstart programs. The change in accounting resulted in a non-cash cumulative effect charge in 2001 of $302 million, net of $185 million of taxes, or $0.70 per common share. We participate in the Jumpstart market development programs with TCCC to accelerate the placement of cold drink equipment in our franchise territories. These programs began in 1994.

To support the accelerated placement of equipment, we received payments from TCCC for the development of the associated infrastructure necessary for this accelerated placement. Prior to this change, payments under the programs were recognized as an offset to operating expenses incurred in the period the payments were designated for. We now recognize the payments received under these programs as we meet the requirements of the programs. These requirements principally consist of equipment placements in our franchise territories as well as potential requirements to move equipment to ensure sufficient sales volumes are achieved during the life of the equipment. We changed to this preferred method of accounting because it defers recognition of cash payments received to give accounting recognition to the equipment placement requirements and the potential requirement to move equipment under the programs.

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

The amount allocated to the potential cost of moving placed equipment is determined based on an estimate of the units of equipment that could potentially be moved after 2001 and an estimate of the cost of movement. The estimate of potential move costs is based on potential moves of vending equipment serviced by us, which does not include vending equipment used by third parties and cooler equipment because movement of this equipment by us is not probable.

Significant assumptions and judgments made in making the computations included: (1) the population of equipment that could potentially be moved, (2) the costs of moving equipment, (3) requirements of the programs that are outside our routine operations and could potentially be considered material obligations, and (4) the probability of the assertion of refund rights by TCCC.

We believe the accounting method as outlined above is consistent with our rights and performance obligations under the programs as it reflects the primary obligation for equipment placements, the parties’ business relationship, and our operating practices.

Jumpstart funding recognized in 2002 increased by approximately $6 million to $77 million from $71 million recognized in 2001. This increase was a result of slightly higher vending and cooler equipment placements in 2002. We expect to recognize approximately $80 million in Jumpstart funding in 2003.

Depreciation expense increased approximately $64 million in 2002 as compared to 2001. Approximately $50 million of this increase was included in SD&A expenses, with the balance included in cost of sales. Approximately $23 million of the total increase is due to depreciation of assets acquired in the Herb acquisition for a full year in 2002 as compared to six months in 2001, with the remaining increase due to increased capital expenditures in recent years.

In January 2002, Kmart Corporation filed for bankruptcy protection. We had approximately $20 million in trade receivables from Kmart at the date of Kmart’s bankruptcy filing. We are uncertain how much of these trade receivables we will ultimately recover. In the first quarter of 2002, we recognized the potential losses on these accounts receivable by charging the amounts, net of estimated recoverable portions, against

60     Coca-Cola Enterprises Inc. 2002 Annual Report

Management’s Financial Review

the reserve for doubtful accounts. This write-off had no impact on our results of operations for first-quarter 2002 as we were adequately reserved for these losses.

2001 – Selling, delivery, and administrative expenses increased more than 18 percent in 2001 as compared to 2000. This increase was driven by the previously discussed nonrecurring restructuring charges of $78 million, the increase in our North American cost structure, and a $78 million increase in depreciation expense included in SD&A expenses.

The Herb acquisition also added approximately 3 percent to our selling, delivery, and administrative expenses in 2001.

Jumpstart funding recognized in SD&A expenses in 2001 declined approximately $137 million from 2000 levels.

The restructuring and other charges related to a series of steps designed to improve our cost structure including the elimination of unnecessary support functions following the consolidation of North America into one operating unit and streamlining management of the North American operations responsive to the current business environment.

Of approximately 2,000 positions impacted, the majority of personnel affected were no longer employees of CCE as of December 31, 2001. Employees impacted by the restructuring were provided both financial and nonfinancial severance benefits. Restructuring costs include costs associated with involuntary terminations and other direct costs associated with implementation of the restructuring. Pay benefits are being paid over the benefit period. Other direct costs include relocation costs and costs of development, communication, and administration which are expensed as incurred.

We also completed an analysis of certain technology initiatives and capital projects and recognized an impairment charge of $20 million, included in the $78 million restructuring and other charges, to reduce the carrying value of property, plant, and equipment to net recoverable values.

The table below summarizes accrued restructuring expenses and amounts charged against the accrual as of and for the year ended December 31, 2001 (in millions):

Restructuring Summary	Accrued Expenses	Payments	Balance

Employee terminations
Severance pay and benefits	$51	$(11)	$40
Other direct costs	7	(6)	1

Total	$58	$(17)	$41

Depreciation expense included in SD&A expenses increased approximately $78 million in 2001 as compared to 2000. Approximately $23 million of this increase is due to depreciation of assets acquired in the Herb acquisition. The remaining increase is due to increased capital expenditures in recent years.

In 2000, we realized $20 million of insurance proceeds related to our 1999 product recall in certain parts of Europe and a $12 million nonrecurring charge related to the restructuring of operations in Great Britain. These items were included in SD&A expenses in 2000.

Interest Expense

2002 – In 2002, interest expense decreased approximately 12 percent on a reported basis and a currency neutral basis. This change was primarily due to a decline in our weighted average cost of debt. The weighted average interest rate on our debt was 5.5 percent in 2002 and 6.3 percent in 2001. Our average debt balance in 2002 increased slightly to $12.1 billion as compared to approximately $12 billion in 2001. However, this increase in the average balance was primarily associated with the effects of noncash FAS 133 fair value adjustments and translation adjustments. In 2002, our cash repayments of debt exceeded new debt issuances by approximately $520 million. At the end of 2002, 35 percent of our debt portfolio was comprised of floating-rate debt with the remainder at fixed rates.

2001 – In 2001, interest expense decreased approximately 5 percent on a reported basis and 3 ½ percent on a currency neutral basis. The change was due to a decline in our weighted average cost of debt from 6.8 percent in 2000 to 6.3 percent in 2001, partially offset by an increase in our average debt balance. The increase in our average debt balance from approximately $11.6 billion in 2000 to approximately $12 billion in 2001 was primarily a result of the Herb acquisition. At the end of 2001, 29 percent of our debt portfolio was comprised of floating-rate debt with the remainder at fixed rates.

Income Tax Expense

2002 – Our effective tax rate was 30 percent as compared to 87 percent in 2001, including the impact of $20 million in nonrecurring reductions recognized in 2002 and $56 million in nonrecurring reductions recognized in 2001. Our effective tax rate would have been approximately 33 percent in 2002 and 50 percent in 2001 excluding these reductions. We implemented a corporate structuring of certain subsidiaries in the fourth quarter of 2002, which reduced our full-year 2002 effective tax rate by approximately ½ percent. The nonrecurring reductions in 2002 were due to approximately $16 million in one-time rate reductions in Canada and Belgium, as well as a reduction of approximately $4 million in income tax accruals.

2001 – Our effective tax rate for 2001 was 87 percent, including the impact of $56 million in nonrecurring reductions of income tax expense recognized in 2001. These reductions, which result from a revaluation of income tax obligations, were due to rate reductions in Canada and in Europe. Excluding the impact of these reductions, our effective tax rate would

Coca-Cola Enterprises Inc. 2002 Annual Report      61

Management’s Financial Review

have been 50 percent. The effective tax rate for 2001 reflects a reduction in 2001 North American earnings which amplifies the effect of tax rate differences in the countries in which we operate. The effective tax rate for 2000 was 33 percent, excluding the effects of 2000 rate changes.

Per Share Data

2002 – In 2002, our basic net income per common share was $1.09 and our diluted net income per common share was $1.07 versus a reported basic and diluted loss per common share of $0.75 in 2001. The cumulative effect of the change in accounting in 2001 increased our loss per share by $0.70. The remaining improvement in our earnings per share primarily reflects the elimination of amortization of our indefinite-lived franchise license intangible assets ($0.58 per common share in 2001) and the previously discussed impacts of improved volume, a favorable cost environment, and lower interest costs.

Under the April 1996 and October 2000 share repurchase programs, authorizing the repurchase of up to 60 million shares, we can repurchase shares in the open market and in privately negotiated transactions. We did not repurchase any shares in 2002. Of the 30 million shares authorized under the 1996 program, 26.7 million shares have been repurchased since its inception. The 2000 plan commences upon completion of the 1996 plan. We have no current plans for additional share repurchases and expect to use the majority of excess operating cash flow for debt reduction.

2001 – In 2001, our basic and diluted net loss per common share was $0.75 versus reported basic net income per common share of $0.56 and diluted net income per share of $0.54 in 2000. The cumulative effect of the change in accounting in 2001 reduced our earnings per share by $0.70. In 2001, we repurchased approximately 0.4 million shares of common stock for an aggregate purchase price of approximately $8.4 million.

RELATIONSHIP WITH THE COCA-COLA COMPANY

We are a marketer, producer, and distributor principally of Coca-Cola products, with approximately 93 percent of our sales volume generated through sales of TCCC products. Our business relationship with TCCC is governed by franchise licensing territory agreements with varying terms, the majority of which are perpetual. Our Company was formed initially as a wholly-owned subsidiary of TCCC and, in 1986, shares of our common stock were offered to the public in an initial public offering. After this offering, TCCC remains a significant shareowner of CCE, owning approximately 38 percent of our outstanding shares at December 31, 2002.

The following table presents amounts included in the statements of income for transactions with TCCC:

INCOME (EXPENSE) IN MILLIONS	2002	2001	2000

Net operating revenues:
Direct marketing support	$837	$606	$533
Fountain syrup and packaged product sales	461	395	460
Cooperative trade arrangements	(248)	(200)	(136)
Other transactions	18	10	6

	$1,068	$811	$863

Cost of sales:
Purchases of syrup and concentrate	$(4,269)	$(3,806)	$(3,567)
Purchases of sweetener	(325)	(295)	(298)
Purchases of finished products	(498)	(441)	(393)

	$(5,092)	$(4,542)	$(4,258)

Selling, delivery, and administrative expenses:
Operating expense support payments	$77	$74	$222
Cooperative advertising programs	—	(52)	(59)
Marketing programs	(16)	—	—
Operating expense reimbursements:
To TCCC	(17)	(16)	—
From TCCC	38	25	3
Reimbursement of repair costs	51	56	51
Other transactions	—	(2)	(6)

	$133	$85	$211

We purchase our syrup and concentrate requirements from TCCC to manufacture, package, distribute, and sell TCCC products under franchise licensing agreements. These franchise licensing agreements allow TCCC to set prices of the syrups and concentrates. We also purchase finished products and fountain syrup from TCCC for sale within our territories and we have an agreement with TCCC to purchase substantially all of our requirements for sweetener in the United States. Total costs for purchases of concentrate, finished product, sweetener, and syrup from TCCC included in cost of sales

62   Coca-Cola Enterprises Inc. 2002 Annual Report

Management’s Financial Review

were $5,092 million for 2002, $4,542 million for 2001 and $4,258 million for 2000.

Under TCCC franchise licensing agreements, TCCC may, but is not required to, participate with our marketing programs to promote the sale of product. TCCC is under no obligation to continue these programs in the future, and the terms of similar programs may differ with other parties. In certain of these programs, TCCC provides annual financial support, principally based on the volume of product sales, to offset a portion of the costs of the programs to us. We recognized $837 million, $606 million, and $533 million of direct marketing support in net revenues in 2002, 2001 and 2000, respectively.

TCCC administers certain marketing programs directly with our customers. Amounts paid by TCCC directly to customers under these programs totaled $201 million for 2002, $279 million for 2001, and $221 million for 2000. As discussed further below, costs for cooperative trade marketing programs included in these amounts shifted to us beginning in 2002.

We participate in programs with TCCC designed to accelerate the placement of cold drink equipment. TCCC’s support payments for participation in the costs of these programs were paid in the early years of the agreements. We have received approximately $1.2 billion in payments under the programs since 1994. We recognized Jumpstart funding of $77 million in 2002 and $71 million in 2001, after adoption of the change in accounting method, as compared to $208 million in 2000, prior to the change in accounting, as a reduction of SD&A expenses.

Under the Jumpstart programs, we agree to: (1) purchase and place specified numbers of venders/coolers or other cold drink equipment each year through 2008; (2) maintain the equipment in service, with certain exceptions, for a period of at least 12 years after placement; (3) maintain and stock the equipment in accordance with specified standards for marketing TCCC’s products; and (4) during the period the equipment is in service report to TCCC whether, on average, the equipment purchased under the programs has generated a stated minimum sales volume of TCCC’s products. Should we not satisfy these or other provisions of the program, the agreement provides for the parties to meet to work out mutually agreeable solutions. If the parties were unable to agree on an alternative solution, TCCC would be able to seek a partial refund of amounts previously paid. No refunds have ever been paid under this program, and we believe the probability of a partial refund of amounts previously paid under the program is remote. We believe we would in all cases resolve any matters that might arise regarding these programs.

We participate in cooperative advertising and brand and trade arrangements with TCCC. Pursuant to these arrangements, and prior to 2002, we paid TCCC for participation in these programs. Amounts paid under cooperative advertising and brand programs to TCCC are included in SD&A expenses and totaled $52 million for 2001, and $59 million for 2000. Amounts paid under CTM programs to TCCC are included as a reduction in net operating revenues and totaled $248 million for 2002, $200 million for 2001, and $136 million for 2000.

On occasion, we participate in marketing programs outside the scope of recurring arrangements with TCCC. In 2002, we paid TCCC approximately $16 million, included in SD&A expenses, for participation in marketing programs.

Beginning in 2002, all costs in North America associated with CTM, excluding certain specific customers, shifted to us and all costs for local media programs in North America shifted to TCCC. The amount of marketing support funding from TCCC that we received for 2002 was established based on historical funding levels and increased for the net effect of increased 2001 CTM cost and decreased 2001 local media cost. The shift of CTM and local media costs impacts income statement comparisons between 2002 and 2001, but does not have an impact on our 2001 net income. The impact of this shift on 2002 and future operating income is dependent upon the level of CTM spending by us.

We sell fountain syrup back to TCCC in certain territories and deliver this syrup to certain major fountain accounts of TCCC. We also sell bottle and can products to TCCC at prices that are generally similar to the prices charged by us to our major customers. Sales to TCCC of bottle and can products and fountain syrup included in net revenues totaled $461 million in 2002, $395 million in 2001, and $460 million in 2000.

We have a multi-year agreement with TCCC, referred to as the SGI agreement, to support profitable growth in brands of TCCC in our territories. Payments recognized under the SGI agreement are included in “Direct marketing support” above. Total cash support received by us under the agreement in 2002 was $150 million. Of this amount, $30 million was recognized during 2002 as sales were recorded. The remaining $120 million (volume growth funding) was earned by attaining mutually established sales volume growth rates. The SGI agreement established minimum targets for 2002 of 3 percent Unit Case (defined as a 192-ounce equivalent unit) growth in North America and 5 percent Unit Case growth in Europe. Sales volume growth is determined through a formula with adjustments for brand conversions, brand acquisitions, and new brand introductions. Growth that exceeds the target in North America offsets any shortfalls in Europe and vice versa. For 2002, the shortfall in Europe was more than offset by excess growth performance in North America. As discussed in the Overview, CCE and TCCC have reached agreement modifying the terms of the SGI agreement as they relate to periods after 2002.

The entire SGI agreement can be canceled by either party at the end of a fiscal year with at least six months’ prior written notice. In addition, during the first three quarters of any

Coca-Cola Enterprises Inc. 2002 Annual Report    63

Management’s Financial Review

year, either party may cancel for ensuing quarters the sales volume growth targets and cash support funding provisions of the agreement for that year by providing ten days notice prior to the end of such quarter. Upon such quarterly cancellation, all other provisions of the agreement will remain in full force and effect.

Volume growth funding under the SGI agreement is advanced to us equally over the four quarters of the program year within thirty days after the beginning of each quarter. We recognize quarterly volume growth funding as volume growth is attained as a reduction of sales discounts and allowances within net revenues. Based on 2002 performance, we recognized the entire amount specified of $120 million.

The agreement provides for refunds of volume growth funding advances should we not attain the specified minimum sales volume growth targets and upon the failure of performance by either party in specified circumstances. Accordingly, should we not attain specified minimum sales volume growth targets in the ensuing quarters of a given year, amounts recognized to date for that year would be subject to refund to TCCC.

We reached an agreement with TCCC in North America to transfer certain responsibilities and the associated staffing for customer marketing group (CMG) efforts to us from TCCC and for local media activities from us to TCCC. Under the agreement, TCCC reimburses us for the CMG staffing costs transferred to us and we reimburse TCCC for the local media staffing costs transferred to TCCC. These costs and cost reimbursements are included in SD&A expenses. Amounts reimbursed to TCCC for local media staffing expenses are $17 million for 2002 and $16 million for 2001. Amounts reimbursed to us by TCCC for CMG staffing expenses are $38 million, $25 million, and $3 million for 2002, 2001, and 2000, respectively.

We also have an agreement whereby TCCC provides support payments for the marketing of certain brands of TCCC in the Herb territories acquired in 2001. Under the terms of this agreement, we will receive $14 million annually in the years 2003 through 2008 and $11 million in 2009. Payments received under this agreement are not subject to refund.

As previously discussed in the Overview, we recently reached agreement with TCCC regarding several agreements affecting 2003 and beyond, including hot-fill production in North America, profit sharing for TCCC’s Danone joint venture in North America, the Chaudfontaine water business in Belgium, and Minute Maid juice production and distribution responsibilities in Belgium.

TCCC may assist in, and approves, the transfer of ownership of bottling operations to other bottlers, which are believed by management of TCCC to be the best suited to manage and develop those territories. In certain instances in the past, we have purchased territories directly from TCCC. There were no territories acquired directly from TCCC in 2002, 2001, or 2000.

CASH FLOW AND LIQUIDITY REVIEW

Capital Resources

Our sources of capital include, but are not limited to, cash flows from operations, the issuance of public or private placement debt, bank borrowings, and the issuance of equity securities. We believe that available short-term and long-term capital resources are sufficient to fund our capital expenditure and working capital requirements, scheduled debt payments, interest and income tax obligations, dividends to our share-owners, acquisitions, and share repurchases.

At December 31, 2002 and 2001, we had approximately $3.4 billion and $4.0 billion, respectively, in available capital under our public debt facilities which could be used for long-term financing, refinancing of debt maturities, and refinancing of commercial paper. Of these amounts, we had available for issuance at December 31, 2002 and 2001, approximately $0.2 billion and $1.7 billion, respectively, in registered debt securities under a shelf registration statement with the Securities and Exchange Commission (SEC). In October 2002, we filed a new registration statement with the SEC which, when effective, will increase the amount available for issuance by $3.5 billion. At December 31, 2002 and 2001, we had approximately $1.2 billion and $1.3 billion, respectively, available for issuance under a Canadian Medium Term Note Program (CMTN). In addition, at December 31, 2002 and 2001, we had available for issuance approximately $2.0 billion and $1.0 billion, respectively, in debt securities under a Euro Medium Term Note Program (EMTN).

We satisfy seasonal working capital needs and other financing requirements with short-term borrowings under our commercial paper programs, bank borrowings, and other credit facilities. At December 31, 2002 and 2001, we had approximately $1.7 billion and $2.1 billion, respectively, outstanding in commercial paper. At December 31, 2002 and 2001, we had approximately $3.2 billion and $3.3 billion, respectively, available as a back-up to commercial paper and undrawn working capital lines of credit. We intend to continue refinancing borrowings under our commercial paper programs and our short-term credit facilities with longer-term fixed and floating rate financings. At the end of 2002, our debt portfolio was 65 percent fixed rate debt and 35 percent floating rate debt.

Some of our bank borrowings contain various provisions that, among other things, require us to maintain a leverage ratio of less than 75 percent and to limit the incurrence of certain liens or encumbrances in excess of defined amounts. At December 31, 2002 and 2001, our leverage ratio was approximately 61 percent and 63 percent, respectively, and substantially all of our assets were unencumbered. The various requirements currently are not, and it is not anticipated they will become, restrictive to our liquidity or capital resources. Our public debt has no leverage requirements but does limit the incurrence of liens and encumbrances.

64    Coca-Cola Enterprises Inc. 2002 Annual Report

Management’s Financial Review

Our credit ratings are periodically reviewed by rating agencies. Changes in our operating results, cash flows, or financial position could impact the ratings assigned by the various rating agencies which could ultimately impact the cost of debt. As previously announced, one rating agency changed its rating outlook on us to negative in 2001 but left the existing rating unchanged. If this agency’s rating is adjusted downward, we could incur higher interest costs on new borrowings. However, it is not anticipated that our potential borrowing capacity would be adversely impacted.

Summary of Cash Activities

2002 – Our principal sources of cash consisted of those derived from operations of $1.4 billion and proceeds from the issuance of debt aggregating $1.7 billion. Our primary uses of cash were for long-term debt repayments of $2,259 million and capital expenditures totaling $1,029 million.

2001 – Our principal sources of cash consisted of those derived from operations of $1.1 billion and proceeds from the issuance of debt aggregating $1.6 billion. Our primary uses of cash were for acquisitions totaling $1 billion, capital expenditures totaling $972 million, and long-term debt repayments of $676 million.

Operating Activities:

Cash flows from operating activities in 2002 and 2001 resulted from our operating performance discussed earlier.

Investing Activities:

2002 – Our continued capital investments, investments in contractual arrangements for pouring or vending rights, and the acquisition of bottling operations resulted in net cash used in investing activities of approximately $1.1 billion.

In 2002, we acquired bottlers in North America for a total purchase price of approximately $30 million. Since our inception, we have acquired numerous bottling companies in North America and western Europe for a total cost of approximately $14.6 billion.

2001 – Our continued capital investments and the acquisition of bottling operations resulted in net cash used in investing activities of approximately $2 billion. In 2001, we acquired bottlers in North America for a total purchase price of approximately $1.4 billion, $1 billion of which was paid in cash.

Financing Activities:

2002 – $500 million in notes matured in February 2002, approximately $225 million in Euro notes matured in May 2002, $500 million in Eurobonds matured in September 2002, and approximately $246 million in Euro notes matured in October 2002. Approximately $111 million in Canadian dollar notes matured in October 2002, and approximately $64 million in Canadian dollar notes matured in November 2002.

In April 2002, we issued $500 million in floating rate notes due 2004 and $500 million in fixed rate notes due 2007 under our shelf registration statement with the SEC. The initial interest rate on the floating rate notes was 2.19 percent and the interest rate on the fixed notes is 5.25 percent. In September 2002, we issued $500 million in fixed rate notes due 2009 under our shelf registration statement with the SEC. The interest rate on the notes is 4.38 percent.

We intend to refinance a portion of our current maturities of debt with long-term debt financings from either our shelf registration statement with the SEC, the EMTN, or CMTN, and fund the remainder with cash from operations. Aggregate maturities of long-term debt during the next five years and thereafter are as follows (in millions): 2003 – $787; 2004 – $1,000; 2005 – $2,189; 2006 – $459; 2007 – $804; and thereafter – $6,784.

2001 – During 2001, we issued $1 billion in notes due 2006-2011 with a weighted average interest rate of 5.79 percent, $255 million in notes due 2016 with a weighted average interest rate of 6.5 percent, and $79 million in notes due 2002-2003 with a weighted average interest rate of 5.2 percent under our shelf registration statement with the SEC, our EMTN Program, and our CMTN Program, respectively.

Other Obligations:

As of December 31, 2002, we have guaranteed payment of up to $262 million owed by certain affiliates, primarily packaging cooperatives, to third parties. At December 31, 2002 and 2001, these affiliates had approximately $158 million and $153 million, respectively, of indebtedness guaranteed by us. We hold no assets as collateral against these guarantees and no recourse provisions exist under the guarantees that would enable us to recover amounts we guarantee in the event of an occurrence of a triggering event under these guarantees. These guarantees, which expire at varying dates through 2014, arose as a result of our ongoing business relationship with the third parties. No liability is recorded for our obligation under these guarantees as we consider the risk of default associated with these guarantees to be remote.

We have letters of credit outstanding aggregating approximately $323 million and $252 million at December 31, 2002 and 2001, respectively, principally under self-insurance programs.

Coca-Cola Enterprises Inc. 2002 Annual Report    65

Management’s Financial Review

As of December 31, 2002, we have entered into long-term purchase agreements with various suppliers. Subject to each supplier’s quality and performance, the aggregate purchase commitments covered by these agreements during the next five years and thereafter are as follows (in millions): 2003 – $2,699; 2004 – $2,658; 2005 – $2,559; 2006 – $1,752; 2007 – $1,388; and thereafter – $1,869.

We lease office and warehouse space, computer hardware, and machinery and equipment under lease agreements expiring at various dates through 2039. At December 31, 2002, future minimum lease payments under noncancelable operating leases aggregate approximately $355 million. Over the next five years and thereafter, future minimum lease payments are as follows (in millions): 2003 – $63; 2004 – $53; 2005 – $40; 2006 – $27; 2007 – $22; and thereafter – $150. Rent expense was approximately $99 million, $85 million, and $71 million during 2002, 2001, and 2000, respectively.

We participate in contractual arrangements for pouring or vending rights in specific athletic venues, specific school districts, or other locations. At December 31, 2002, the liability associated with these arrangements totaled approximately $294 million. Over the next five years and thereafter, future payments required under these contractual arrangements are as follows (in millions): 2003 – $53; 2004 – $57; 2005 – $49; 2006 – $40; 2007 – $30; and thereafter – $65.

The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2002 (in millions):

	Commitments Due by Period

Contractual Obligations	Total	2003	2004	2005	2006	2007	Thereafter

Long-term debt	$12,023	$787	$1,000	$2,189	$459	$804	$6,784
Long-term purchase agreements	12,925	2,699	2,658	2,559	1,752	1,388	1,869
Operating leases	355	63	53	40	27	22	150
Long-term contractual arrangements	294	53	57	49	40	30	65

Total contractual cash obligations	$25,597	$3,602	$3,768	$4,837	$2,278	$2,244	$8,868

		Amount of Commitment Expiration per Period

Other Commercial Commitments	Total	2003	2004	2005	2006	2007	Thereafter

Standby letters of credit	$323	$322	$1	$—	$—	$—	$—
Guarantees	158	50	4	—	3	8	93

Total commercial commitments	$481	$372	$5	$—	$3	$8	$93

FINANCIAL POSITION

Assets

2002 – Overall, the increase in total assets of $656 million from December 31, 2001 to December 31, 2002 was primarily due to the $325 million increase in our net franchise assets. Of this amount, approximately $300 million is attributable to the effects of foreign currency translations. The remaining increase in franchise assets is primarily due to acquisitions completed in 2002. The change in our consolidated goodwill balance in 2002 of $9 million was due to adjustments to the value of goodwill from acquisitions completed in 2001 totaling $6 million, and the recognition of $3 million in goodwill for acquisitions completed in 2002. Amounts recorded for goodwill and franchise license intangibles associated with acquisitions completed in the last 12 months may continue to be adjusted as the values of the assets and liabilities acquired are finalized. The increase in property, plant, and equipment of $187 million resulted from 2002 capital expenditures of approximately $1,029 million and the effects of foreign currency translations, offset by the impact of depreciation. Our other noncurrent assets increased $167 million in 2002, primarily due to an increase in the fair value of interest rate swap agreements, recorded as a fair value hedge in accordance with FAS 133. An increase in this asset is offset by a corresponding increase in our debt balance.

2001 – Overall, the increase in total assets from December 31, 2000 to December 31, 2001 was primarily attributable to the Herb acquisition, adding approximately $1.2 billion to franchise and goodwill. The increase in property, plant, and equipment resulted from 2001 capital expenditures of approximately $1 billion and assets acquired in the Herb acquisition, offset by the impact of depreciation.

Liabilities and Shareowners’ Equity

2002 – The net decrease in long-term debt of $146 million in 2002 resulted primarily from the impact of debt repayments totaling $2,259 million, offset by the impact of new debt issuances totaling $1,739 million, changes in foreign currency translations totaling approximately $250 million, and an increase in debt balances due to fair value adjustments to our interest rate swap agreements, recorded in accordance with FAS 133. The decrease in deferred cash payments from TCCC results primarily from the income recognition of approximately $77 million of payments in 2002.

In 2002, changes in currencies resulted in a gain in comprehensive income of $142 million. This amount consists of the benefit of approximately $219 million in foreign currency translation adjustments offset by net investment hedges of $77 million. As currency exchange rates fluctuate, translation of the statements of income for our international businesses

66    Coca-Cola Enterprises Inc. 2002 Annual Report

Management’s Financial Review

into U.S. dollars affects the comparability of revenues and expenses between periods.

In 2002, pension adjustments resulted in a $105 million decrease to our accumulated other comprehensive income. The pension liability adjustments resulted primarily from the continuing effect of the downturn in the stock market on pension assets.

Pension expense and pension liabilities are impacted by valuation assumptions. Management considers historical experience, industry comparisons, and the economic and investment environments when selecting these assumptions. We provide pension benefits to employees throughout CCE. We manage our plans under a consistent investment policy and assumption setting process within the parameters of individual country requirements and respective investment environments. Our North American plans represent approximately 80 percent of consolidated pension assets. The following discussion describes the specific assumption setting process with regard to these plans.

We complete periodic studies that highlight historical Expected Return on Assets (EROA), the range of EROA that we might expect based on the current allocation of pension assets, indications of potential future funding requirements and pension expense.

In managing pension plan assets, we utilize a combination of active and passive fund management in order to maximize pension returns within established risk parameters. We periodically revise asset allocations to improve returns. As a result of our most recent study, completed in 2002, we determined that although cumulative historical returns through 2001 were consistent with the 9.5 percent EROA used since 1997, continued market declines in 2002 and the effects of a range of stock market returns for 2003 were indicators of declining returns. As a result, the EROA for North American pension assets was reduced from 9.4 percent to 8.5 percent for determination of 2003 pension expense. Pension expense in 2003 will increase over 2002 by approximately $10 million because of this change.

As outlined in Financial Accounting Standards Board Statement 87 (FAS 87), “Employers’ Accounting for Pensions”, we utilize the five year asset smoothing technique to recognize market gains and losses for plans representing 85 percent of North American assets. Cumulative losses, net of gains, totaling $198 million have been deferred as of December 31, 2002. Pension expense in 2003 and 2004 will increase $3 million and $7 million, respectively, over the prior year’s level as a result of recognizing previously deferred losses.

Other assumptions used in the calculation of pension liability and expense include termination assumptions and expected payroll increases (based on our specific experience) and mortality assumptions (based on published insurance and retirement industry experience). Termination and payroll experience are reviewed on a recurring three-year cycle.

2001 – The net increase in long-term debt resulted primarily from the impact of the Herb acquisition. The increase in deferred cash payments from TCCC results from the change in accounting method adopted by us as of January 1, 2001. This change resulted in an increase in deferred cash payments of approximately $580 million, of which $510 million was a noncurrent liability at December 31, 2001.

In 2001, activities in currency markets and pension adjustments resulted in a $62 million decrease to our accumulated other comprehensive income. This amount consists of the benefit of approximately $40 million in foreign currency translation adjustments offset by net investment hedges of $24 million and the impact of pension liability adjustments of $78 million, all net of tax. The pension liability adjustments resulted from the effect of the overall downturn in the stock market on pension assets combined with an increase in pension liabilities from decreased discount rates.

Interest Rate and Currency Risk Management

Interest Rates: Interest rate risk is present with both fixed and floating rate debt. We are also exposed to interest rate risks in international currencies because of our intent to finance the purchase and cash flow requirements of our international subsidiaries with local borrowings. Interest rates in these markets typically differ from those in the United States. We use interest rate swap agreements and other risk management instruments to manage our fixed/floating debt profile.

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

A 1 percent change in the market interest rates on floating rate debt outstanding at December 31, 2002, 2001, and 2000 would change interest expense on an annual basis by approximately $40 million, $37 million and $26 million, respectively. These amounts are determined by calculating the effect of a hypothetical interest rate change on our floating rate debt, after giving consideration to our interest rate swap agreements and other risk management instruments. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity or other actions management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume changes in our financial structure.

Currency: Our European operations represented approximately 21 percent of consolidated long-lived assets and approximately 23 percent of consolidated net operating revenues for 2002. We are exposed to translation risk because of our operations in Canada and Europe when the local currency statements

Coca-Cola Enterprises Inc. 2002 Annual Report    67

Management’s Financial Review

of income are translated into U.S. dollars. As currency exchange rates fluctuate, translation of the statements of income of international businesses into U.S. dollars will affect comparability of revenues and expenses between years. We hedge a significant portion of our net investments in international subsidiaries by financing the purchase and cash flow requirements of international subsidiaries through local currency borrowings. Our revenues are denominated in each international subsidiary’s local currency; thus, we are not exposed to currency transaction risk on our revenues.

We are exposed to currency transaction risk on certain purchases of raw materials made and other obligations assumed by our international subsidiaries.

We currently use currency forward agreements to hedge a certain portion of the aforementioned raw material purchases. These forward contracts are scheduled to expire in 2003. For the years ended December 31, 2002, 2001 and 2000, the result of a hypothetical 10 percent adverse movement in foreign exchange rates applied to the hedging agreements and underlying exposures would not have had a material effect on our earnings on an annual basis.

CURRENT TRENDS AND UNCERTAINTIES

Contingencies

Under the Jumpstart programs with TCCC, we received payments from TCCC for a portion of the cost of developing the infrastructure (consisting primarily of people and systems) necessary to support accelerated placements of cold drink equipment. We recognize the payments primarily as cold drink equipment is placed, through 2008, and over the period we have the potential requirement to relocate equipment, through 2020.

Under the Jumpstart programs, we agree to: (1) purchase and place specified numbers of venders/coolers or other cold drink equipment each year through 2008; (2) maintain the equipment in service, with certain exceptions, for a period of at least 12 years after placement; (3) maintain and stock the equipment, in accordance with specified standards for marketing TCCC’s products; and (4) during the period the equipment is in service report to TCCC whether, on average, the equipment purchased under the programs has generated a stated minimum sales volume of TCCC’s products. Should we not satisfy these or other provisions of the program, the agreement provides for the parties to meet to work out mutually agreeable solutions. If the parties were unable to agree on an alternative solution, TCCC would be able to seek a partial refund of amounts previously paid. No refunds have ever been paid under this program, and we believe the probability of a partial refund of amounts previously paid under the program is remote. We believe we would in all cases resolve any matters that might arise regarding these programs.

CCE’s and our subsidiaries’ tax filings are routinely subjected to audit by tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. Currently, there are assessments involving certain of our subsidiaries, including subsidiaries in Canada and France, that may not be resolved for many years. We believe we have substantial defenses to the questions being raised and intend to pursue all legal remedies available if we are unable to reach a resolution with the authorities. We believe we have adequately provided for any ultimate amounts that would result from these proceedings, however, it is too early to predict a final outcome in these matters.

In January 2002, Kmart Corporation filed for bankruptcy protection. At the date of bankruptcy filing, we had approximately $20 million in trade receivables from Kmart. In the first quarter of 2002, we recognized the potential losses on these accounts receivable by charging the amounts, net of estimated recoverable portions, against the reserve for doubtful accounts. We believe the net receivable after write-off will be collected. We are also exposed to losses on possible preference action claims for amounts paid to us prior to the filing. It is not possible to predict the ultimate amount of losses to us, if any, which might result from preference claims.

We are currently under investigation by the European Commission in various jurisdictions for alleged abuses of an alleged dominant position under Article 82 of the EU Treaty. We do not believe that we have a dominant position in the relevant markets, or that our current or past commercial practices violate EU law. Nonetheless, the Commission has considerable discretion in reaching conclusions and levying fines, which are subject to judicial review. The Commission has not notified us when it might reach any conclusions.

Our California subsidiary has been sued by several current and former employees over alleged violations of state wage and hour rules. The subsidiary is still investigating the claims, and it is too early in the litigation to predict the outcome. The subsidiary is defending the claims vigorously.

We have filed suit against two of our insurers to recover losses incurred in connection with the 1999 European product recall. We are unable to predict the final outcome of this action at this time.

In 2000, CCE and TCCC were found by a Texas jury to be jointly liable in a combined final amount of $15.2 million to five plaintiffs, each of whom is a distributor of competing beverage products. These distributors had sued alleging that CCE and TCCC engaged in unfair marketing practices. We are appealing the decision and believe there are substantial grounds for appeal. The complaint of four remaining plaintiffs is in discovery and has not yet gone to trial pending the outcome of our appeal. It is not possible to predict at this time the final outcome of our appeal in this matter or the ultimate costs under all of the complaints.

68     Coca-Cola Enterprises Inc. 2002 Annual Report

Management’s Financial Review

At January 15, 2003, there were two federal and one state superfund sites for which CCE’s and our bottling subsidiaries’ involvement or liability as a potentially responsible party (PRP) was unresolved. We believe any ultimate liability under these PRP designations will not have a material adverse effect on our financial position, cash flows, or results of operations. In addition, we or our bottling subsidiaries have been named PRPs at 35 other federal and nine other state superfund sites under circumstances that have led us to conclude that either (i) we will have no further liability because we had no responsibility for having deposited hazardous waste, (ii) our ultimate liability, if any, would be less than $100,000 per site, or (iii) payments made to date would be sufficient to satisfy all liability.

We are a defendant in various other matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect our financial position, results of operations, or liquidity.

CHARACTERISTICS OF OUR WORKFORCE

Approximately 20,000 of our 64,000 North American employees are covered by collective bargaining agreements, none of which covers more than 3 percent of our employees. These collective bargaining agreements expire at varying dates over the next seven years. Approximately 6,800 of our 10,000 European employees are also subject to local labor agreements consistent with common industry practice in our countries of operation. We believe that expiring labor agreements will be renegotiated on satisfactory terms in the future and that if any work stoppages were to occur as contracts were being renegotiated, they would be limited in duration and would not materially impact our earnings or financial condition.

ACCOUNTING DEVELOPMENTS

In January 2003, the EITF issued No. 02-16 (EITF 02-16), “Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor.” EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for cash consideration received from vendors. Under the provisions of EITF 02-16, cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the statement of income. However, that presumption is overcome when the consideration is either a reimbursement of costs incurred by the customer to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the customer’s statement of income, or a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue. Cash payments we receive from TCCC and other licensors are subject to the provisions of EITF 02-16. EITF 02-16 is applicable to new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. We are currently evaluating the potential impact EITF 02-16 will have on our financial position, cash flows, and results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We are currently evaluating the implications from the adoption of FIN 46 on our financial position, cash flows, and results of operations.

In July 2002, the FASB issued Statement No. 146 (FAS 146), “Accounting for Costs Associated with Exit or Disposal Activities” which addresses financial accounting and reporting for costs associated with exit or disposal activities. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date of an entity’s commitment to an exit plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued Statement No. 148 (FAS 148), “Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123.” FAS 148 amends, among other things, the disclosure provisions of FAS 123 and APB 28, “Interim Financial Reporting.” The additional disclosures required under FAS 148 have been included in Note 9, Stock-Based Compensation Plans.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued. It also requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, even if the likelihood of the guarantor having to make payments is remote. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. These

Coca-Cola Enterprises Inc. 2002 Annual Report     69

Management’s Financial Review

disclosures are included in Note 19, Commitments and Contingencies. The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We do not believe that the recognition requirements will have a material impact on our financial position, cash flows or results of operations.

In July 2001, the FASB issued Statement 141 (FAS 141), “Business Combinations,” and FAS 142, that supersede APB Opinion No. 16, “Business Combinations,” and APB Opinion No. 17, “Intangible Assets.” The two statements modify the method of accounting for business combinations entered into after June 30, 2001 and address the accounting for intangible assets.

As of January 1, 2002, we no longer amortize goodwill and franchise license intangible assets with an indefinite life, but will instead evaluate them for impairment annually under FAS 142. The 2001 and 2000 results on a historical basis do not reflect the amortization provisions of FAS 142. Had we adopted FAS 142 on January 1, 2000, the historical net income (loss) and basic and diluted net income (loss) per common share would have been changed to the adjusted amounts in the following table:

(IN MILLIONS EXCEPT PER SHARE DATA; PER SHARE DATA CALCULATED PRIOR TO ROUNDING TO MILLIONS)	As Reported Historical Basis	Add: Franchise Amortization	Income Tax Impact	Adjusted Balance

Year Ended December 31, 2001:
Net income (loss) applicable to common shareowners	$(324)	$391	$(142)	$(75)
Net income (loss) applicable to common shareowners per basic and diluted common share	$(0.75)	$0.91	$(0.33)	$(0.17)

Year Ended December 31, 2000:
Net income (loss) applicable to common shareowners	$233	$397	$(146)	$484
Net income (loss) applicable to common shareowners per basic common share	$0.56	$0.95	$(0.35)	$1.16
Net income (loss) applicable to common shareowners per diluted common share	$0.54	$0.93	$(0.34)	$1.13

We make acquisitions to expand our franchise territories. Prior to the adoption of FAS 141, we assigned all costs of acquisitions in excess of the value of tangible net assets acquired to franchise intangible assets and none to goodwill. FAS 141 specifically defines goodwill and provides criteria to apply in recognizing other intangible assets. Under the definitions of goodwill outlined in FAS 141, the cost of an acquisition relating to the fair value of expected synergies is “core goodwill.” As a result of the new definition and criteria, effective with the adoption of FAS 141 and beginning with the Herb acquisition in July 2001, we assign the cost of acquisitions in excess of the value of tangible net assets acquired to franchise license intangibles and goodwill as determined using discounted cash flow models. Specifically, we include values paid for synergies in goodwill. Goodwill amounts also result through the establishment of deferred tax liabilities associated with franchise license intangibles that are not deductible for tax purposes. The transition provisions of FAS 141 prohibit us from changing amounts assigned to assets and liabilities assumed in business combinations prior to July 1, 2001.

Franchise agreements contain performance requirements and convey to the licensee the rights to distribute and sell products of the licensor within specified territories. Our domestic cola franchise agreements with TCCC do not expire, reflecting a long and ongoing relationship. Our agreements with TCCC covering our United States non-cola and European and Canadian operations are periodically renewable. TCCC does not grant perpetual franchise rights outside the United States. However, these agreements can be renewed at no cost for varying additional terms at our request. We believe and expect these and other renewable franchisor agreements will be renewed at each expiration date. After consideration of the renewal factors and our mutually beneficial relationship with The Coca-Cola Company, all franchise license intangible assets have been assigned an indefinite life.

We completed initial and updated impairment tests on franchise license intangibles with indefinite lives in 2002. Our completion of impairment analyses was directly impacted by an Emerging Issues Task Force issue resolved in early 2002. EITF Issue No. 02-07, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets” addressed the topic of when, if ever, different indefinite-lived intangible assets, such as our territory-specific franchise license agreements, should be combined into a single unit for the purpose of performing impairment tests. The EITF reached a consensus on Issue No. 02-07 outlining a number of factors to evaluate for determining whether indefinite-lived intangible assets should be combined for impairment testing. These factors include whether the assets are used together, whether the marketing and branding strategy provide evidence that the intangible assets are complementary, and whether the intangible assets as a group represent the highest and best use of the assets. We concluded that the provisions of EITF 02-07 require impairment testing of franchise license intangible assets at the North American and European group levels. The impairment tests for franchise license intangibles consisted of a comparison of the fair value of the franchise license intangibles with their carrying amounts. The fair value of the franchise license intangibles exceeded their carrying amount, and no impairment loss was recognized. If the carrying amount had exceeded the

70    Coca-Cola Enterprises Inc. 2002 Annual Report

Management’s Financial Review

fair value, FAS 142 would require us to recognize an impairment loss in an amount equal to that excess.

The fair values of the franchise license intangibles in each group were determined using discounted cash flow models similar to those used internally by us for evaluating acquisitions; comparisons to estimated market values were also made. These discounted cash flow models involved projections of cash flows for ten years, adopting a perpetuity valuation technique with an assumed long-term growth rate of 3 percent, and discounting the projected cash flows, including the perpetuity value, based on our weighted average cost of capital. A weighted average cost of capital of approximately 7 percent was utilized. Growth rates used included approximately 3 percent consolidated volume growth, 2 percent consolidated revenue and cost of sales per case growth and approximately 5 percent consolidated administrative expense growth, with differing rates in our North American and European groups. Changes in these assumptions could materially impact the fair value estimates.

Initial goodwill impairment testing at the reporting unit level was also completed in the first quarter of 2002. Using the guidelines in FAS 142, we determined that our reporting units are our groups, North America and Europe. As discussed above, goodwill has been recognized since July 2001 only, as required by FAS 141. As a result, our goodwill is entirely contained in the North American reporting unit. The first step of our impairment test for goodwill compared the carrying amount of the North American group with its fair value. The fair value of the North American reporting unit was determined using discounted cash flow models developed in the same manner as those discussed previously. The fair value of the group exceeded its carrying amount, and goodwill is therefore not considered impaired. Had the carrying amount of North America exceeded its fair value, a second step in the impairment test would be required to measure the amount of impairment loss. This step would compare the implied fair value of the North American reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of goodwill, an impairment loss would be recognized in an amount equal to that excess.

We provide deferred income taxes on franchise license intangible assets that are not deductible for tax purposes under FASB Statement 109 (FAS 109), “Accounting for Income Taxes.” Prior to FAS 142, franchise license intangible assets were amortized over the maximum allowed period of 40 years. As this amortization cost was recognized, the related deferred tax liability was recognized as a decrease to income tax expense. Under FAS 142, previously recognized unamortized balances of franchise license intangible assets and associated deferred income tax liabilities will remain unchanged except for any impairment in the value of these assets or any ultimate sale of territories. At December 31, 2001, we had approximately $4.6 billion of deferred tax liabilities provided on franchise license intangible assets. These deferred tax liabilities, while impacted by tax rate changes and currency translations, will only decrease for the reasons above but will increase for the effect of any tax deductions realized on tax deductible franchise license assets.

EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products,” requires certain payments made to customers by us, previously classified as selling expenses, to be classified as deductions from revenue. These payments have been reclassified in the 2001 and 2000 statements of income to conform to classifications used in the current year. Approximately $95 million and $91 million of payments made to customers which were previously classified as SD&A expenses in the statements of income for years ended December 31, 2001 and 2000, respectively, have been reclassified as deductions in net operating revenues.

CRITICAL ACCOUNTING POLICIES

Our financial results are impacted by the selection and application of accounting principles and methods. The following provides information on our most critical accounting policies.

Franchise: We consider franchise rights with TCCC to be perpetual because our agreements are perpetual or, in situations where agreements are not perpetual, we anticipate the agreements will continue to be renewed upon expiration. With the adoption of FAS 142, we no longer amortize franchise license intangible assets.

Prior to the adoption of FAS 141, we assigned the cost of acquisitions in excess of the value of tangible net assets to franchise intangible assets. Subsequent to the adoption of FAS 141, we value franchise intangible assets and assign the cost of acquisitions in excess of tangible net assets and franchise to goodwill.

FAS 109 requires the recognition of deferred taxes on the book and tax basis differences of franchise intangible assets but not on tax basis differences of goodwill. Accordingly, deferred taxes are not provided on the cost of acquisitions assigned to goodwill. Deferred taxes on assigned franchise intangible values that will not be amortized under FAS 142 will remain on our balance sheet until disposition of the related franchise or recognition of any asset impairment.

Impairment Testing of Franchise Assets and Goodwill: FAS 142 requires testing of intangible assets with indefinite lives and goodwill for impairment at least annually. We completed our initial impairment test and our first annual impairment test required under FAS 142 in 2002. The fair value of our franchise licenses and goodwill exceeded the carrying amounts, and no impairment was indicated. These impairment tests are impacted by determination of the appropriate levels of cash

Coca-Cola Enterprises Inc. 2002 Annual Report    71

Management’s Financial Review

flows to perform the tests and future cash flow assumptions of the related assets. Changes in our assumptions could materially impact the fair value estimates.

Property, Plant, and Equipment: We determine estimated useful lives of property, plant, and equipment after consideration of historical results and anticipated results under our policies. Our estimated useful lives represent the assumed period the assets remain in service assuming normal routine maintenance. We also mass capitalize certain fixed assets, primarily cold drink equipment. Changes in estimated lives or our mass capitalization policies could materially impact our depreciation expense.

Contingent Losses: We establish reserves for losses on accounts receivable, self-insurance programs, environmental clean-up costs, legal issues and tax issues. Prior history, cost estimates, and management’s judgment are used to estimate the amounts of the various accruals. The amounts established represent management’s best estimate of the ultimate costs under the various contingencies.

Pension Plan Valuations: Critical assumptions made in determination of pension expense and pension plan liabilities principally are the expected return on assets (EROA) and mortality and termination assumptions. Identification of the appropriate discount rate to be used in the valuations is primarily based on rates of high-quality, long-term corporate bonds.

The EROA is based on long-term expectations, generally a 30-year horizon, given current investment objectives and historical results. We manage our worldwide pension plans under a consistent investment policy and assumption setting process within the parameters of individual country requirements and respective investment environments. As a result of a 2002 study of U.S. pension assets, management determined that although cumulative historical returns through 2001 were consistent with the 9.5 percent EROA used since 1997, continued market declines in 2002 and the effects of a range of stock market returns for 2003 were indicators of declining market returns. As a result, the EROA for North American pension assets will be reduced to 8.5 percent for determination of 2003 pension expense. Consolidated pension expense in 2002 would have changed by approximately $13 million had the EROA been 1 percent higher or lower than the average 9.2 percent used by CCE.

As outlined in FAS 87, we use the five year asset smoothing technique to recognize market gains and losses for approximately 85 percent of consolidated assets. This provision prevents customary market variations in individual years from severely impacting changes in pension expense from year to year. Results in 2001 and 2002 were affected only nominally by the impact of asset smoothing. Results of future years will be unfavorably impacted if the downward market trend is not reversed.

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

Our earnings from foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes and withholding taxes payable to the various foreign countries.

Restructuring and Cost Estimates: Amounts recognized for the anticipated costs of severance pay and benefits associated with the elimination of support functions and streamlining of management of our North American operations involve estimates of amounts to be paid in the future. These estimates could be impacted should positions ultimately not be eliminated and should severance benefits not be paid because employees resign prior to severance or are rehired.

Application of APB 25, “Accounting for Stock Issued to Employees”: We apply APB 25 and related Interpretations in accounting for our stock-based compensation plans. This is an alternative to the cost recognition requirements of FAS 123. FAS 123, if fully adopted, would change the method for cost recognition on our stock-based compensation plans.

If compensation costs for our stock-based compensation plans had been determined under FAS 123, net income applicable to common shareowners would have decreased by $47 million in 2002.

Jumpstart Funding Recognition: Beginning in 2001, we recognize support payments under the Jumpstart programs generally as units of equipment are placed. The amount recognized under the programs will vary as units of equipment are placed. Our principal requirement under the programs is the placement of equipment. Other requirements under the programs are generally operating standards of CCE performed in the normal course of business. Additionally, we believe we would in all cases be able to resolve any matters that might arise regarding these programs that could potentially result in a refund of payments previously received.

72    Coca-Cola Enterprises Inc. 2002 Annual Report

Management’s Financial Review

Significant assumptions and judgments made in making the computations included: (1) the population of equipment that could potentially be moved, (2) the costs of moving equipment, (3) requirements of the programs that are outside routine operations of CCE and could potentially be considered material obligations, and (4) the probability of the assertion of refund rights by TCCC.

Application of Different Accounting Principles: Application of accounting methods or assumptions that differ from those outlined above, or other policies not listed specifically above, could result in materially different amounts reported as the results of operations or the financial condition of CCE.

CAUTIONARY STATEMENTS

Certain expectations and projections regarding future performance of Coca-Cola Enterprises Inc. (“CCE,” “we,” “our” or “us”) referenced in this Annual Report are forward-looking statements. These expectations and projections are based on currently available competitive, financial, and economic data along with our operating plans and are subject to certain future events and uncertainties. We caution readers that in addition to the important factors described elsewhere in this Annual Report, the following factors, among others, could cause our actual consolidated results in 2003 and thereafter to differ significantly from those expressed in any forward-looking statements.

Marketplace: CCE’s response to continued and increased customer and competitor consolidations and marketplace competition may result in lower than expected net pricing of our products. In addition, competitive pressures may cause channel and product mix to shift from more profitable cold drink channels and packages and adversely affect our overall pricing. Efforts to improve pricing in the future consumption channels of our business may result in lower than expected volume. In addition, weather conditions, particularly in Europe, can have a significant impact on our sales volume. Net pricing, volume, and costs of sales are the primary determinants of net earnings.

Funding from The Coca-Cola Company (TCCC): Material changes in levels of funding historically provided under various programs with TCCC, or our inability to meet the performance requirements for the anticipated levels of such support payments, could adversely affect future earnings. TCCC is under no obligation to participate in future programs or continue past levels of funding into the future. The current SGI agreement designed to support profitable growth in brands of TCCC in our territories can be canceled by either party at the end of a fiscal year with at least six months’ prior written notice.

The amount of infrastructure funding from TCCC recognized as an offset to SD&A expenses in a given year is dependent upon the actual number of units placed in service. Actual results may differ materially from projections if placement levels are significantly different than forecast. Should we not satisfy the provisions of the infrastructure funding programs, and we are unable to agree with TCCC on an alternative solution, TCCC would be able to seek a partial refund of amounts previously paid.

Raw Materials: Our forecast of earnings assumes no unplanned increases in the costs of raw materials, ingredients, packaging materials, or supplies. If such increases occur, and we are unable to increase our pricing to customers by comparable amounts, earnings would be adversely affected.

Infrastructure Investment: Projected capacity levels of our infrastructure investment may differ from actual if our volume growth does not continue as anticipated. Significant changes from our expected timing of returns on cold drink equipment and employee, fleet, and plant infrastructure investments could adversely impact our future net income.

Financing Considerations: Changes from our expectations regarding both interest rates and currency exchange rates can have a material impact on our earnings. We may not be able to mitigate completely the effect of significant interest rate or currency exchange rate fluctuations. Changes in our debt rating can have a material adverse effect on interest expense and our ability to access sources of financing.

Legal Contingencies: Changes from our expectations regarding the resolution of outstanding legal claims and assessments, including the investigation of the European Commission, could have a material impact on our earnings and financial condition.

Tax Contingencies: The potential assessment of additional taxes resulting from audits conducted by the French and Canadian tax authorities may have a material impact on our earnings and financial condition.

Coca-Cola Enterprises Inc. 2002 Annual Report    73

Selected Financial Data

	FISCAL YEAR

(IN MILLIONS EXCEPT PER SHARE DATA)	2002	2001	2000	1999(B)	1998

Operations Summary
Net operating revenues(A)	$16,889	$15,605	$14,659	$14,323	$13,338
Cost of sales	10,417	9,740	9,083	9,015	8,391

Gross profit(A)	6,472	5,865	5,576	5,308	4,947
Selling, delivery, and administrative expenses(A)	5,108	5,264	4,450	4,469	4,078

Operating income	1,364	601	1,126	839	869
Interest expense, net	662	753	791	751	701
Other nonoperating expense (income), net	(3)	(2)	2	—	(1)

Income (loss) before income taxes and cumulative effect of changes in accounting	705	(150)	333	88	169
Income tax expense (benefit)(C)	211	(131)	97	29	27

Net income (loss) before cumulative effect of changes in accounting	494	(19)	236	59	142
Cumulative effect of change in accounting	—	(302)	—	—	—

Net income (loss)	494	(321)	236	59	142
Preferred stock dividends	3	3	3	3	1

Net income (loss) applicable to common shareowners	$491	$(324)	$233	$56	$141

Other Operating Data
Depreciation expense	$965	$901	$810	$899	$725
Amortization expense	80	452	451	449	395
Average Common Shares Outstanding
Basic	449	432	419	425	393
Diluted	458	432	429	436	406
Per Share Data
Basic net income (loss) per common share before cumulative effect of changes in accounting	$1.09	$(0.05)	$0.56	$0.13	$0.36
Diluted net income (loss) per common share before cumulative effect of changes in accounting	1.07	(0.05)	0.54	0.13	0.35
Basic net income (loss) per share applicable to common shareowners	1.09	(0.75)	0.56	0.13	0.36
Diluted net income (loss) per share applicable to common shareowners	1.07	(0.75)	0.54	0.13	0.35
Dividends per common share	0.16	0.16	0.16	0.16	0.13	(D)
Closing stock price	21.72	18.94	19.00	20.125	35.75
Year-End Financial Position
Property, plant, and equipment, net	$6,393	$6,206	$5,783	$5,594	$4,891
Franchises and other noncurrent assets, net	15,138	14,637	13,748	14,555	13,956
Total assets	24,375	23,719	22,162	22,730	21,132
Long-term debt	12,023	12,169	11,121	11,378	10,745
Shareowners’ equity	3,347	2,820	2,834	2,924	2,438

Pro forma amounts applying the accounting change to prior periods(E):
Net income (loss) applicable to common shareowners	$491	$(22)	$163	$(10)	$34
Basic net income (loss) per share applicable to common shareowners	1.09	(0.05)	0.39	(0.02)	0.09
Diluted net income (loss) per share applicable to common shareowners	1.07	(0.05)	0.38	(0.02)	0.08

Pro forma amounts applying the adoption of FAS 142 to prior periods(F):
Net income (loss) applicable to common shareowners	$491	$(75)	$484	$320	$364
Basic net income (loss) per share applicable to common shareowners	1.09	(0.17)	1.16	0.75	0.93
Diluted net income (loss) per share applicable to common shareowners	1.07	(0.17)	1.13	0.73	0.90

Notes – We made acquisitions in each year presented. Such transactions did not significantly affect our operating results in any one fiscal period. All acquisitions have been included in our consolidated operating results from their respective transaction dates.

(A)    Balances reflect the adoption of EITF No. 01-09, effective as of January 1, 2002. The adoption of this pronouncement resulted in the reclassification to deductions from net operating revenues of approximately $95 million, $91 million, $83 million, and $76 million, in 2001, 2000, 1999, and 1998, respectively, previously classified as selling expenses.

(B)    1999 results include a one-time charge of $103 million ($0.16 per common share after tax) for costs associated with recalled product in certain parts of Europe. These costs were allocated $91 million to cost of sales and $12 million to selling, delivery,

        and administrative expenses.

(C)   Income tax expense (benefit) includes an income tax rate change benefit of approximately $16 million in 2002, $56 million in

       2001, $8 million in 2000, and $29 million in 1998. Income tax expense (benefit) also includes approximately $4 million in accrual reversals in 2002.

(D)   Effective July 1, 1998 we increased our regular quarterly dividend from $0.025 to $0.04.

(E)    Pro forma amounts assume the accounting change for Jumpstart payments received from TCCC, adopted as of January 1, 2001,

        was applied retroactively without regard to any changes in the business that could have resulted had the accounting been different in these periods.

(F)    Pro forma amounts illustrate the impact of adoption of the non-amortization provisions of FAS 142 for all periods presented.

74    Coca-Cola Enterprises Inc. 2002 Annual Report