Form 10-K, Exhibit 13
period 2003-12-31
COCA COLA ENTERPRISES INC
filed 2004-03-11
CIK 804055

Coca-Cola Enterprises Inc.

Exhibit 13

Overview

2003 OVERVIEW

Coca-Cola Enterprises Inc.’s (CCE) strong financial performance continued in 2003. Our net income applicable to common shareowners increased to $674 million, or $1.46 per diluted common share in 2003, compared to net income applicable to common shareowners of $491 million, or $1.07 per diluted common share in 2002. We achieved this improved performance through our strong commitment to value creation, including enhanced brand building activities and a clear, company-wide strategy for revenue management. We also benefited from favorable currency exchange rates and lower interest rates.

Revenue Growth

Our commitment to improved revenue management resulted in North American pricing growth of 2 percent and European pricing growth of approximately 2 1/2 percent for the year. Continued innovations in brand extensions and new packaging resulted in consolidated volume growth of 1 1/2 percent with North American volume flat and European volume up 5 1/2 percent.

In North America, growth in diet soft drink brands, strong sales of Dasani, and lemon-lime category growth from the introduction of Sprite Remix were offset by slower sales of regular soft drinks and our inability to match the strong 2002 volume levels attributable to the introduction of Vanilla Coke. The North American reintroduction of diet Cherry Coke and the introduction of diet Vanilla Coke in 2002 re-energized our diet cola portfolio in 2003. The introduction of Sprite Remix was responsible for a 6 percent increase in volume in the lemon-lime category for the year. We believe we have continued to build strong brand equity and are positioned for volume growth in 2004.

We continued the roll-out of Fridge Pack, a new packaging design, in our North American territories. Consumers buy more Fridge Packs at higher prices compared to our traditional 12-pack packaging because of the added value and functionality of the package. This added value is helping our efforts to achieve both volume and pricing growth over the long term.

European volume grew 5 1/2 percent, primarily due to record-setting temperatures during the summer months and new brand introductions. The European introductions of diet Coke with lemon in 2002 and diet Vanilla Coke in 2003 contributed to a 12 percent volume increase in Europe’s diet cola portfolio. The introduction of Vanilla Coke in Europe was responsible for a 3 percent increase in volume in Europe’s sugar cola category.

Our European group grew volume in our take-home channel with a 7 percent increase in 2-liter PET volume. Our European higher margin immediate consumption business continued to grow with a 4 percent increase in 330-ml can volume and a 16 percent increase in 500-ml PET volume.

Expense Management

We continued our commitment to closely manage our costs and moderate operating expense growth. Our continued commitment to new processes that will ultimately improve our profitability include our ongoing Project Pinnacle and shared services initiatives.

Project Pinnacle, our multi-year effort to redesign business processes and implement the SAP software platform, is progressing favorably in achieving our objective of enhancing shareowner value by (i) developing standard global processes, (ii) increasing information capabilities, and (iii) providing system flexibility. The project covers all functional areas of our business and is staffed with representatives from both Europe and North America. Our first stage of financial systems and processes implementation was completed for Canada, along with our supply chain system and processes for one of our manufacturing facilities in France in fourth quarter 2003. Complete roll-out of financial systems and processes in North America is projected to occur in the third quarter of 2004. Financial systems and processes implementation in certain European territories will commence in the fourth quarter of 2004. We anticipate our implementation of the initial phase will be executed over multiple years. Including the costs of our internal resources assigned to the project, we incurred approximately $113 million in implementation costs during 2003, $75 million of which were capital costs. The estimated capital costs of this project total approximately $215 million and we have incurred approximately $115 million of that through 2003.

We expect to recover our investment in this project by sustaining lower administrative costs, reducing the complexity of our core transaction systems, improving the speed at which new or enhanced systems are delivered,

Coca-Cola Enterprises Inc.

Overview

increasing our information capabilities for customers and suppliers, and providing flexibility for changes from the business environment with minimal disruptions to our existing business.

We continued migration of certain administrative, financial, and accounting functions for all of our North American divisions into a single shared services center located in Tampa, Florida. This consolidation has resulted in improved efficiencies, enhanced consistency of practices, and improved information delivery from common processes.

Licensee of The Coca-Cola Company

Our relationship with The Coca-Cola Company (TCCC) has a great impact on our success. We recently participated in a strategic planning project with TCCC to more closely align our businesses. Under this project, we evaluated all aspects of our operations, including all elements of our supply chain as well as our information services and sales organizations, to ensure we are effective and efficient in achieving our profitability targets. As a result of the project, we are pursuing various initiatives going forward to simplify our relationship with TCCC, make transactions more transparent, and better align our economic interests to enhance our focus on building brand equity.

2004 OUTLOOK

Our plans for 2004 are categorized into four key areas of emphasis we have identified as essential to improve our business performance.

•	First, we are working to strengthen our brands. We must constantly focus on building brand equity and creating demand for our brands.

•	Secondly, we will improve revenue management, a function of price, brand equity, innovation, and the value we create. We have named a chief revenue officer for North America to lead our commitment to this initiative.

•	Thirdly, we will improve our customer management capabilities. We will strive to become an even better partner to our customers, both in terms of service and profitability, and help them grow their businesses as we grow ours.

•	Finally, we will become even more efficient and cost effective. The creation of Coca-Cola Bottlers’ Sales and Services Company (CCBSS), our goals under Project Pinnacle, and the creation of our shared services center have all contributed to this initiative in 2003. We will continue to identify ways to become more efficient and cost effective as we plan for the future.

We are projecting we will achieve operating income for 2004 in a range of $1.56 billion to $1.58 billion as compared to 2003 comparable operating income of $1.49 billion. This expectation includes the impact of a significant increase in pension expense and difficult growth comparisons in our European territory which will negatively impact 2004 growth. We project cash flows from operations will be slightly lower in 2004 than 2003, primarily as a result of higher cash taxes as well as the increased pension contributions expected to be paid in 2004.

Earnings per diluted common share are expected to grow to a range of $1.42 to $1.46 as compared to 2003 comparable earnings per diluted common share of $1.32, excluding the impact of various items. Our overall capital spending will continue to be managed to approximately 6 percent of net operating revenues, for a total of approximately $1.15 billion. Net income is expected to be in the range of $653 million to $672 million.

For North America, our goal is to achieve volume growth of approximately 1 1/2 percent and net price per case growth of approximately 2 1/2 percent from our continued emphasis on revenue management. We expect our North American cost of goods per case to increase approximately 2 percent including the impact of package mix shifts and a 2 percent increase in our concentrate price from TCCC.

For Europe, our goals are volume growth of approximately 1 1/2 percent and 2 percent currency neutral net price per case growth. We expect our European cost of goods per case to increase approximately 2 percent on a currency neutral basis including the impact of a 2 1/2 percent increase in our concentrate price from TCCC.

Immediately following, the audited financial statements and related footnotes are presented in accordance with accounting principles generally accepted in the United States for your analysis. Following these is Management’s Financial Review of 2003 and 2002 presenting management’s discussion and analysis in accordance with the financial reporting guidelines and requirements of the Securities and Exchange Commission.

Coca-Cola Enterprises Inc.

Audited Financial Statements

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

The independent auditors, Ernst & Young LLP, are hired by the Audit Committee of the Board of Directors and ratified by our shareowners. Ernst & Young LLP is engaged to audit the consolidated financial statements of Coca-Cola Enterprises Inc. and subsidiaries and conduct such tests and related procedures as Ernst & Young LLP deems necessary in conformity with auditing standards generally accepted in the United States. The opinion of the independent auditors, based upon their audit of the consolidated financial statements, is contained in this Annual Report.

/s/ John R. Alm

John R. Alm
President and Chief Executive Officer

/s/ Patrick J. Mannelly

Patrick J. Mannelly
Senior Vice President and Chief Financial Officer

/s/ Rick L. Engum

Rick L. Engum
Vice President, Controller and Principal Accounting Officer

Atlanta, Georgia

February 6, 2004

Coca-Cola Enterprises Inc.

Report of Ernst & Young LLP, Independent Auditors

Board of Directors, Coca-Cola Enterprises Inc.

We have audited the accompanying consolidated balance sheets of Coca-Cola Enterprises Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, shareowners’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Enterprises Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for certain licensor support payments. Also, as discussed in Note 18, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

Atlanta, Georgia

February 6, 2004

Coca-Cola Enterprises Inc.

Consolidated Statements of Income

	Year ended December 31,
(In millions except per share data)	2003	2002	2001
Net operating revenues	$17,330	$16,058	$14,999
Cost of sales	10,165	9,458	9,015

Gross profit	7,165	6,600	5,984
Selling, delivery, and administrative expenses	5,588	5,236	5,383

Operating income	1,577	1,364	601
Interest expense, net	607	662	753
Other nonoperating income, net	2	3	2

Income (loss) before income taxes and cumulative effect of accounting change	972	705	(150)
Income tax expense (benefit)	296	211	(131)

Net income (loss) before cumulative effect of accounting change	676	494	(19)
Cumulative effect of accounting change, net of taxes	—	—	(302)

Net income (loss)	676	494	(321)
Preferred stock dividends	2	3	3

Net income (loss) applicable to common shareowners	$674	$491	$(324)

Basic net income (loss) per share applicable to common shareowners	$1.48	$1.09	$(0.75)

Diluted net income (loss) per share applicable to common shareowners	$1.46	$1.07	$(0.75)

Income (expense) amounts from transactions with The Coca-Cola Company – Note 16:
Net operating revenues	$466	$528	$450
Cost of sales	(4,453)	(4,178)	(3,862)
Selling, delivery, and administrative expenses	23	4	(44)

Pro forma net income (loss) applicable to common shareowners after applying the licensor support payments accounting change to periods prior to 2002 – Note 2	$674	$491	$(22)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Coca-Cola Enterprises Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
(In millions)	2003	2002	2001
Cash Flows from Operating Activities
Net income (loss)	$676	$494	$(321)
Adjustments to reconcile net income (loss) to net cash derived from operating activities:
Depreciation	1,022	965	901
Amortization	75	59	432
Deferred cash payments from The Coca-Cola Company (TCCC)	(72)	(74)	93
Deferred income tax expense (benefit)	237	138	(242)
Retirement plan contributions in excess of pension expense	(107)	(27)	(54)
Cumulative effect of accounting change	—	—	302
Changes in assets and liabilities, net of acquisition amounts:
Trade accounts and other receivables	(75)	(121)	(88)
Inventories	(6)	(29)	(42)
Prepaid expenses and other assets	(141)	(13)	43
Accounts payable and accrued expenses	292	45	188
Other	(96)	(51)	(126)

Net cash derived from operating activities	1,805	1,386	1,086

Cash Flows from Investing Activities
Capital asset investments	(1,099)	(1,029)	(972)
Capital asset disposal proceeds, $58 million from TCCC in 2003	95	23	5
Investments in bottling operations, net of cash acquired	(13)	(30)	(1,011)
Other investing activities	—	(3)	(4)

Net cash used in investing activities	(1,017)	(1,039)	(1,982)

Cash Flows from Financing Activities
(Decrease) increase in commercial paper, net	(817)	(288)	325
Issuance of long-term debt	913	1,739	1,297
Payments on long-term debt	(857)	(1,971)	(676)
Common stock purchases for treasury	—	—	(8)
Dividend payments on common and preferred stock	(74)	(75)	(72)
Exercise of employee stock options	30	32	20
Interest rate swap settlement	29	—	—

Net cash (used in) derived from financing activities	(776)	(563)	886

Net Increase (Decrease) in Cash and Cash Investments	12	(216)	(10)
Cash and cash investments at beginning of year	68	284	294

Cash and Cash Investments at End of Year	$80	$68	$284

Supplemental Noncash Investing and Financing Activities
Investments in bottling operations:
Fair values of assets acquired	$27	$30	$1,719
Debt issued and assumed	(3)	—	(15)
Other liabilities assumed	(11)	—	(289)
Equity issued	—	—	(404)

Cash paid, net of cash acquired	$13	$30	$1,011

Interest paid	$620	$662	$740
Income taxes (refunded) paid, net	(1)	33	15

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Coca-Cola Enterprises Inc.

Consolidated Balance Sheets

	December 31
(In millions except per share data)	2003	2002
ASSETS
Current
Cash and cash investments, at cost approximating market	$80	$68
Trade accounts receivable, less allowance reserves of $52 and $60, respectively	1,735	1,661
Amounts receivable from The Coca-Cola Company, net	37	20
Inventories:
Finished goods	475	464
Raw materials and supplies	250	255

	725	719
Current deferred income tax assets	42	51
Prepaid expenses and other current assets	381	325

Total Current Assets	3,000	2,844
Property, Plant, and Equipment
Land	445	424
Buildings and improvements	2,064	1,869
Machinery and equipment	10,743	9,552

	13,252	11,845
Less allowances for depreciation	6,729	5,638

	6,523	6,207
Construction in progress	271	186

Net Property, Plant, and Equipment	6,794	6,393
Goodwill	578	578
License Intangible Assets, Net	14,171	13,450
Customer Distribution Rights and Other Noncurrent Assets, Net	1,157	1,110

	$25,700	$24,375

LIABILITIES AND SHAREOWNERS’ EQUITY
Current
Accounts payable and accrued expenses	$2,760	$2,588
Deferred cash payments from The Coca-Cola Company	87	80
Current portion of long-term debt	1,094	787

Total Current Liabilities	3,941	3,455
Long-Term Debt, Less Current Maturities	10,552	11,236
Retirement and Insurance Programs and Other Long-Term Obligations	1,522	1,372
Deferred Cash Payments from The Coca-Cola Company, Less Current	355	426
Long-Term Deferred Income Tax Liabilities	4,965	4,539
Shareowners’ Equity
Preferred stock	—	37
Common stock, $1 par value – Authorized – 1,000,000,000 shares; Issued – 462,084,668 and 458,215,369 shares, respectively	462	458
Additional paid-in capital	2,611	2,581
Reinvested earnings	1,241	639
Accumulated other comprehensive income (loss)	133	(236)
Common stock in treasury, at cost – 6,330,513 and 8,515,072 shares, respectively	(82)	(132)

Total Shareowners’ Equity	4,365	3,347

	$25,700	$24,375

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Coca-Cola Enterprises Inc.

Consolidated Statements of Shareowners’ Equity

	Year ended December 31,
(In millions except per share data)	2003	2002	2001
Preferred Stock
Balance at beginning of year	$37	$37	$44
Conversion of preferred stock to common stock	(37)	—	(7)

Balance at end of year	—	37	37

Common Stock
Balance at beginning of year	458	453	450
Exercise of employee stock options	3	4	3
Issuance of management stock performance awards	1	1	—

Balance at end of year	462	458	453

Additional Paid-in Capital
Balance at beginning of year	2,581	2,527	2,673
Issuance of management stock performance awards	29	17	6
Unamortized cost of management stock performance awards	(30)	(18)	(6)
Issuance of stock under deferred compensation plans	(6)	—	2
Expense amortization of management stock performance awards	11	7	7
Exercise of employee stock options	25	28	17
Realized tax benefit on management stock performance awards	9	16	11
Conversion of preferred stock to common stock	(9)	—	2
Conversion of executive deferred compensation to equity	1	2	5
Issuance of shares to effect acquisitions	—	—	(190)
Other changes	—	2	—

Balance at end of year	2,611	2,581	2,527

Reinvested Earnings
Balance at beginning of year	639	220	613
Dividends on common stock (per share – $0.16 in 2003, 2002, and 2001)	(72)	(72)	(69)
Dividends on preferred stock	(2)	(3)	(3)
Net income (loss)	676	494	(321)

Balance at end of year	1,241	639	220

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year	(236)	(292)	(230)
Currency translations	572	219	40
Hedges of net investments	(86)	(77)	(24)
Gains/losses on cash flow hedges	(4)	5	—
Minimum pension liability adjustments	(106)	(105)	(78)
Gains/losses on securities	(7)	14	—

Net other comprehensive income adjustments, net of taxes	369	56	(62)

Balance at end of year	133	(236)	(292)

Treasury Stock
Balance at beginning of year	(132)	(125)	(716)
Issuance of stock under deferred compensation plans	4	—	—
Purchase of common stock for treasury	—	—	(8)
Issuance and (refund) of shares to effect acquisitions, net	—	(7)	594
Conversion of preferred stock to common stock	46	—	5

Balance at end of year	(82)	(132)	(125)

Total Shareowners’ Equity	$4,365	$3,347	$2,820

Comprehensive Income (Loss)
Net income (loss)	$676	$494	$(321)
Net other comprehensive income adjustments	369	56	(62)

Total comprehensive income (loss)	$1,045	$550	$(383)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Note 1

SIGNIFICANT ACCOUNTING POLICIES

The Company’s Business: Coca-Cola Enterprises Inc. (“CCE,” “we,” “our,” “us,” or “the Company”) is the world’s largest marketer, distributor, and producer of bottle and can nonalcoholic beverages. We distribute our bottle and can products to customers and consumers in the United States and Canada through license territories in 46 states in the United States, the District of Columbia, and the 10 provinces of Canada. We are also the sole licensed bottler for products of The Coca-Cola Company (TCCC) in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands.

Basis of Presentation: The consolidated financial statements include the accounts of CCE and our majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Our fiscal year ends on December 31. For interim quarterly reporting convenience, we report on the Friday closest to the end of the quarterly calendar period. The financial statements and accompanying notes prepared in accordance with accounting principles generally accepted in the United States (GAAP) include estimates and assumptions made by management that affect reported amounts. Actual results could differ from those estimates.

Reclassifications: Classifications in the 2002 and 2001 Consolidated Statements of Income have been conformed to classifications used in the current year under Emerging Issues Task Force (EITF) No. 02-16, “Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor.” Upon adoption of EITF 02-16 in 2003, we classified the following amounts in the 2002 and 2001 income statements as reductions in cost of sales: approximately $882 million and $651 million of direct marketing support from TCCC and other licensors previously included in net operating revenues, and approximately $77 million and $74 million of cold drink equipment placement funding from TCCC previously included as a reduction in selling, delivery, and administrative expenses for the years ended December 31, 2002 and 2001, respectively. We also classified in net operating revenues $51 million and $45 million of net payments for dispensing equipment repair services received from TCCC, previously included in selling, delivery, and administrative expenses for the years ended December 31, 2002 and 2001, respectively.

Classifications in the 2001 Consolidated Statement of Income were also conformed to classifications used in 2003 and 2002 under EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products.” EITF 01-09 requires certain payments made to customers by us, previously classified as selling expenses, to be classified as deductions from revenue. For 2001, we classified as deductions in net operating revenues approximately $95 million of payments made to customers, previously classified as selling, delivery, and administrative expenses.

Classifications in the 2002 and 2001 Consolidated Statements of Cash Flows have been conformed to classifications used in the current year for payments and amortization expense associated with contracts for pouring or vending rights in specific athletic venues, specific school districts, or other locations. Refer to the “Marketing Programs and Sales Incentives” discussion in Note 1, Significant Accounting Policies, for additional information on these classifications. In addition, classifications in the 2002 and 2001 Consolidated Statements of Cash Flows have been conformed to classifications used in the current year for the presentation of retirement plan contributions in excess of pension expense.

Revenue Recognition: We recognize net revenues from the sale of our products when legal title transfers to the customer and in the case of full service vending, when we collect cash from vending machines. We earn service revenues for equipment maintenance and production when services are performed.

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

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

financial condition and sales adjustments granted after the balance sheet date. We monitor our exposure to losses on receivables and maintain allowances for potential losses or adjustments. Our accounts receivable are typically collected within approximately 40 days.

We have an agreement in Canada whereby designated revolving pools of accounts receivable may be sold with recourse at a discount to a Canadian special purpose trust. At any given time, the maximum capacity available under this agreement is $75 million Canadian dollars (approximately $58 million and $48 million U.S. dollars, at December 31, 2003 and 2002, respectively). At December 31, 2003 and 2002, we had sold the maximum capacity of receivables available under this agreement, and this amount is excluded from the accompanying balance sheets in accordance with Statement of Financial Accounting Standards No. 140 (FAS 140), “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” We retain collection and administrative responsibilities for the accounts receivable sold. We believe the benefits of the arrangement more than offset the cost of retaining servicing responsibilities and receiving a discounted payment for the accounts receivable. Our liability to service the receivables sold is indistinguishable from other collection responsibilities and is not separately recorded as a liability. Our recourse liability is limited to the requirement to repurchase any balance that ceases to be a part of the designated pool.

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

Income Taxes: We provide for income taxes under Statement of Financial Accounting Standards No. 109 (FAS 109), “Accounting for Income Taxes.” FAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

License Intangible Assets, Net: License intangible agreements contain performance requirements and convey to the licensee the rights to distribute and sell products of the licensor within specified territories. The majority of our license intangible agreements are perpetual, reflecting a long and ongoing relationship with TCCC. Our agreements covering our European and Canadian operations are not perpetual because TCCC does not grant perpetual license intangible rights outside the United States. We believe these agreements will continue to be renewed at each expiration date with minimal cost and, therefore, are essentially perpetual.

Before 2002, license intangible assets were amortized on a straight-line basis over 40 years, the maximum period allowed under GAAP. As of January 1, 2002, under the provisions of Statement of Financial Accounting Standards No. 142 (FAS 142), “Goodwill and Other Intangible Assets,” we no longer amortize our license intangible and goodwill assets. The assets are evaluated for impairment annually, or more frequently if facts and circumstances indicate they may be impaired. For license intangible assets, the impairment evaluation involves comparing the estimated fair values, as determined using estimated future discounted cash flows associated with the asset, to the asset’s carrying amount to determine if a write-down to fair value is required. The goodwill asset impairment evaluation involves comparing the fair value of a reporting unit with its carrying value, including goodwill. Accumulated license intangible amortization amounted to $3,183 million and $3,078 million at December 31, 2003 and 2002, respectively, with the difference between years resulting from the effects of foreign currency translations.

Insurance Programs: In general, we are self-insured for costs of workers’ compensation, casualty, and health and welfare claims. We use commercial insurance on casualty and workers’ compensation claims for risk reduction to minimize catastrophic losses. Workers’ compensation and casualty losses are estimated using actuarial procedures of the insurance industry and industry assumptions adjusted for CCE-specific expectations based on historical facts.

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

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Foreign Currency Translations: Assets and liabilities of international operations are translated from local currencies into U.S. dollars at the approximate rate of currency exchange at the end of the fiscal period. Gains and losses from translations of foreign entities are included in accumulated other comprehensive income (loss) as a component of shareowners’ equity. Revenues and expenses are translated at average monthly exchange rates. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in results of operations.

Fair Values of Financial Instruments and Derivatives: The fair values of financial instruments and derivatives are estimated based on market rates. The fair values of long-term debt are calculated based on debt with the same maturities and credit quality and current market interest rates. The estimated fair values of derivative instruments are calculated based on market rates. These values represent the estimated amounts we would receive or pay to terminate agreements, taking into consideration current market rates. Market conditions and counterparty creditworthiness might also factor into the values received or paid should there be an actual unwinding of any of these positions.

Derivative Financial Instruments: We use interest rate swap agreements and other risk management instruments to manage the fluctuation of interest rates on our fixed/floating debt portfolio. We also use currency swap agreements, forward agreements, options, and other risk management instruments to minimize the impact of exchange rate changes on our nonfunctional currency cash flows and to protect the value of our net investments in foreign operations. On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 (FAS 133), “Accounting for Derivative Instruments and Hedging Activities,” as amended. Upon adoption of this statement, all derivative financial instruments in the consolidated financial statements are recognized at fair value. We recognized a charge, net of tax, of approximately $26 million in accumulated other comprehensive income during the first quarter of 2001 from the adoption of FAS 133.

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

We enter into cash flow hedges to mitigate exposures to changes in the cash flows attributable to certain forecasted transactions such as international raw material purchases and payments on certain foreign currency debt obligations. Changes in the fair value of cash flow hedging instruments are recognized in accumulated other comprehensive income. Amounts recognized in accumulated other comprehensive income are then subsequently reversed to earnings in the same periods the forecasted purchases or payments affect earnings. Changes in fair value from ineffectiveness of cash flow hedges are recognized in other nonoperating income, net in the Consolidated Statements of Income.

We enter into certain nonfunctional currency borrowings as net investment hedges of international subsidiaries. We do not hold or issue financial instruments for trading purposes.

Marketing Programs and Sales Incentives: We participate in various programs and arrangements with customers to increase the sale of our products by these customers. Among the programs negotiated with customers are arrangements under which allowances can be earned by the customer for attaining agreed-upon sales levels and/or for participating in specific marketing programs. Coupon programs and under-the-cap promotions are also developed on a territory-specific basis with the intent of increasing sales by all customers. The cost of all of these various programs, included as deductions in net operating revenues, totaled approximately $1,729 million, $1,484 million, and $1,314 million in 2003, 2002, and 2001, respectively. The increase in the cost of these programs is primarily due to volume increases, the impact of foreign currency translation, and our increased focus on improved revenue management in 2003.

Beginning in 2002, all costs associated with customer cooperative trade marketing programs (CTM), excluding certain identified customers, shifted to us, and all costs for local media programs in North America shifted to TCCC. Net operating revenues, which include allowances for CTM, and selling, delivery, and administrative expenses, which included local media expense in 2001, in each case would have been approximately $46 million lower had this arrangement been in place in 2001. The shift of CTM and local media costs impacts income statement comparisons between 2003, 2002, and 2001. The impact of this shift on 2003, 2002, and future operating income is

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

dependent upon the levels of our CTM spending. We believe our participation in these programs is essential to ensuring continued volume and revenue growth in the competitive marketplace.

We also participate in contractual arrangements for pouring or vending rights in specific athletic venues, specific school districts, or other locations. The net unamortized balance of these arrangements at December 31, 2003, included in other noncurrent assets, totaled approximately $536 million (consisting of gross amounts of approximately $922 million net of $386 million in accumulated amortization). Amortization expense on these assets, included as deductions in net operating revenues, totaled approximately $143 million, $128 million, and $89 million in 2003, 2002, and 2001, respectively. Estimated amortization expense for assets existing at December 31, 2003 for the next five fiscal years is as follows (in millions): 2004 – $127; 2005 – $115; 2006 – $104; 2007 – $92; and 2008 – $79.

At December 31, 2003, the liability associated with these arrangements totaled approximately $435 million, $99 million of which is included in accounts payable and accrued expenses and $336 million of which is included in other long-term obligations. Cash payments on these obligations totaled approximately $82 million, $79 million, and $59 million in 2003, 2002, and 2001, respectively. Over the next five years and thereafter, future payments required under these contractual arrangements are as follows (in millions): 2004 – $99; 2005 – $89; 2006 – $78; 2007 – $105; 2008 – $55; and thereafter – $9. For presentation purposes, amortization expense included in the Consolidated Statements of Cash Flows is reduced by the amount of cash payments made under these arrangements.

Marketing Costs and Support Arrangements: We participate in various programs supported by TCCC or other licensors. Under these programs, certain costs incurred by us are reimbursed by the applicable licensor.

Payments from TCCC and other licensors for marketing programs and other similar arrangements to promote the sale of products are classified as a reduction of cost of sales. Payments for marketing programs to promote the sale of licensed products are recognized in cost of sales either in the period payments are specified for or on a per unit basis over the year as product is sold. Payments for annual marketing programs are recognized as product is sold; periodic programs are recognized in the periods for which they are specified. Support payments from licensors received in connection with market or infrastructure development are classified as a reduction of cost of sales.

Prior to January 1, 2001, payments from TCCC under the Jumpstart programs were recognized as an offset to incremental expenses of the programs in the periods the support payments were specified for. Effective January 1, 2001, with implementation of the change in accounting method, infrastructure cost payments from TCCC are recognized as cold drink equipment is placed, and over the period we have the potential requirement to move equipment.

Note 2

CHANGE IN ACCOUNTING METHOD

As of January 1, 2001, we changed our method of accounting for infrastructure development payments received from TCCC under our cold-drink Jumpstart programs, market development programs that began in 1994 designed to accelerate placements of cold drink equipment.

Under these programs, we received payments from TCCC for infrastructure development. The Jumpstart agreements specified the periods payments were designated for and the amounts of such payments. The agreements did not specify which infrastructure costs we were to incur or when the costs were to be incurred, and incurring those costs did not give us rights to reimbursement. Prior to this change, these payments were recognized as an offset to operating expenses as incurred in the period for which the payments were designated. We now recognize the payments received under these programs as we meet the requirements of the programs. These requirements principally consist of equipment placements in our license territories as well as potential requirements to move equipment to ensure sufficient sales volumes are achieved during the life of the equipment. We changed to this preferred method of accounting because it defers recognition of cash payments received to give accounting recognition to the equipment placement requirements and the potential requirement to move equipment under the programs.

The contracts under the programs were amended on occasion over the period since inception of the programs in 1994, primarily to add additional and acquired license territories. The current agreements require us to place approximately 814,000 pieces of cold drink equipment over the period from 2004 to 2008. There are no additional funding amounts due under the programs.

Under the programs, we agree to: (1) purchase and place specified numbers of venders/coolers or cold drink equipment each year through 2008; (2) maintain the equipment in service, with certain exceptions, for a period of at least 12 years after placement; (3) maintain and stock

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

the equipment in accordance with specified standards for marketing TCCC products; and (4) report to TCCC during the period the equipment is in service whether, on average the equipment purchased under the programs has generated a stated minimum sales volume of TCCC products. Our principal obligation under the programs is to purchase and place equipment. Requirements to maintain equipment in service for a minimum number of years, to maintain certain flavor set standards, and to report volumes are operating standards of CCE performed in the normal course of business.

We also agree to relocate equipment if it is not generating sufficient volume to meet the minimum requirements. Movement of the equipment is required only if it is determined that, on average, sufficient volume is not being generated and it would help to ensure our performance under the programs. It was not necessary to move equipment solely to meet this volume requirement through 2003.

Under the agreements, should we fail to meet the cumulative purchase requirements of the programs for any calendar year, the parties agree to mutually develop a reasonable solution/alternative. Should no mutually agreeable solution be developed, or in the event that we otherwise breach any material obligation under the contracts and such breach is not remedied within a stated period, then we might be required to repay portions of the support funding as determined by formulas. CCE and TCCC have, from time to time, amended the requirements of the programs after evaluating progress in the marketplace and no refunds have ever been paid. The Coca-Cola Company has agreed we are in compliance with the programs through 2003 and we believe we would in all cases resolve any matters that might arise regarding these programs. We believe that the probability of a partial refund of amounts previously paid under the program is remote.

Under the current accounting method, the support payments are allocated to equipment units based on per unit funding amounts. The amount allocated to the requirement to place equipment is the balance remaining after determining the potential cost of moving the equipment after placement. The amount allocated to the requirement to place equipment is recognized as the equipment is placed. The amount allocated to the potential cost of moving placed equipment will be recognized on a straight-line basis over the 12-year in-service requirement under the agreements beginning after the equipment is placed.

The amount allocated to the potential cost of moving placed equipment was determined based on an estimate of the units of equipment that could potentially be moved after 2003 and an estimate of the cost of movement. The estimate of potential move costs is based on potential moves of vending equipment serviced by us which does not include vending equipment used by third parties and cooler equipment because movement of this equipment by us is not probable. Significant assumptions and judgments made in making the computations included: (1) the population of equipment that could potentially be moved; (2) the costs of moving equipment; (3) requirements of the programs that are outside our routine operations and could potentially be considered material obligations; and (4) the probability of the assertion of refund rights by TCCC.

We believe the accounting method as outlined above is consistent with our rights and performance obligations under the programs as it reflects the primary obligation for equipment placements, the parties’ business relationship, and our operating practices.

The change in accounting, as of January 1, 2001, resulted in a noncash cumulative effect adjustment of $(302) million, net of $185 million in taxes, or $(0.70) per common share. The accounting change also decreased income before the cumulative effect in 2001 by approximately $(56) million or $(0.13) per common share. The noncash cumulative effect of the accounting change was determined based on: (i) a per-unit funding amount for the total equipment placement requirements under the programs, and (ii) applying that amount to the remaining units to be placed under the contracts as of January 1, 2001. The cumulative effect adjustment is the after-tax difference between the amount of retained earnings at the beginning of 2001 and the amount of retained earnings that would have been reported by us at the beginning of 2001 if the new accounting method had been applied in years 1994 through 2000 under the programs.

At December 31, 2003, $435 million in cash payments are deferred under the programs. Of this amount, $404 million will be recognized during the period 2004 through 2008 as equipment is placed, and $31 million will be recognized over 12 years after the equipment is placed to give accounting recognition to the potential requirement to move equipment during its useful life.

Pro forma amounts, representing the amounts that would have been reported had the current accounting principle been applied retroactively to 2001 without adjustment for any changes in the business that might

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

have occurred had this method been employed, are presented below (in millions, except per share data; per share data is calculated prior to rounding to millions):

Pro forma Year ended December 31, 2001
Net loss applicable to common shareowners	$(22)
Basic net loss per share applicable to common shareowners	$(0.05)
Diluted net loss per share applicable to common shareowners	$(0.05)

Refer to Note 16, Related Party Transactions, for further information on transactions with TCCC.

Note 3

ACQUISITIONS

When acquiring bottling operations with Coca-Cola licenses, we purchase the right to market, distribute, and produce beverage products of TCCC in specified territories. When acquisitions of other licensor product rights occur, similar rights are also obtained. The purchase method of accounting has been used for all acquisitions and, accordingly, the results of operations of acquired companies are included in the income statements beginning at acquisition. In addition, the assets and liabilities of companies acquired are included in our consolidated balance sheet at their estimated fair values on the dates of acquisition. Following are summaries of our acquisition activities for 2003, 2002, and 2001.

2003

In 2003, we completed the acquisition of Chaudfontaine, a water bottling and distribution company in Belgium, for a cash purchase price of approximately $13 million.

2002

In 2002, we completed the following acquisitions in the United States and Canada for an aggregate cash purchase price of approximately $30 million:

•	Austin Coca-Cola Bottling Company, operating in Minnesota;

•	Dr Pepper license intangible for territory located in Arizona;

•	Moak Bottling Company, Inc., operating in Mississippi;

•	Brown’s Beverages Ltd., operating in Canada; and

•	Dawson Creek Beverages Ltd., operating in Canada.

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

Current assets	$168
Property, plant, and equipment	316
License intangible	618
Goodwill	567

Total assets acquired	1,669

Current liabilities	191
Deferred tax liabilities	84
Long-term liabilities	9

Total liabilities assumed	284

Net assets acquired	$1,385

The license intangible assets are intangible assets not subject to amortization. $924 million of the total license intangible and goodwill assets are expected to be deductible in the determination of income taxes.

The total transaction value approximated $1.4 billion, including cash of $1 billion and common stock valued at approximately $400 million. The value of the shares issued was determined based on the average closing price of our common shares over the two-day period prior to and after the terms of the acquisition were finalized and agreed.

The following table summarizes unaudited pro forma financial information for 2001 as if the acquisition of Herb Coca-Cola was completed January 1, 2001. The unaudited pro forma financial information reflects adjustments for the estimated financing costs of the acquisition, elimination of goodwill/license intangible amortization for Herb Coca-Cola, the difference in income tax rates between CCE and Herb Coca-Cola, and the number of shares outstanding. Adjustments to eliminate previously existing goodwill and license intangible amortization have been made to present pro forma financial information under FAS 142. Under the provisions of FAS 142, goodwill and intangible assets with an indefinite life acquired in a business combination after June 30, 2001 are not amortized (in millions except per share data):

Year ended December 31, 2001
Net operating revenues	$15,453
Net loss before cumulative effect of accounting change	(34)
Net loss	(336)
Basic net loss per share applicable to common shareowners	$(0.76)
Diluted net loss per share applicable to common shareowners	$(0.76)

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Our results for 2001 include the impact of the change in accounting we adopted as of January 1, 2001, of approximately $56 million after taxes, the cumulative effect of the change in accounting of $302 million, and the following significant items: (i) $78 million in restructuring and other charges, discussed in Note 4, and (ii) income tax benefits of $56 million due to rate changes in Canada and certain European territories, discussed in Note 11. The impact of the adoption of EITF 02-16 and EITF 01-09, as discussed in Note 1, is also reflected in net operating revenues presented above.

We also acquired the following bottlers in 2001 for an aggregate transaction value, a combination of cash, assumed debt, and shares of our common stock from treasury, of approximately $43 million:

•	Tarpon Springs Coca-Cola Bottling Company, operating on the Gulf Coast of Florida; and

•	Southwest Dr Pepper Bottling Company, operating in Monett, Missouri.

Note 4

RESTRUCTURING COSTS

During the second half of 2001, we recorded restructuring and other charges totaling $78 million. The restructuring charge, included in selling, delivery, and administrative expenses in 2001, was for a series of steps designed to improve our cost structure, including the elimination of unnecessary support functions following the consolidation of North America into one operating unit and streamlining management of North American operations.

Of approximately 2,000 positions impacted, the majority of personnel affected were no longer employees of CCE as of December 31, 2001. Employees impacted by the restructuring were provided both financial and nonfinancial severance benefits. Restructuring costs include costs associated with involuntary terminations and other direct costs associated with implementation of the restructuring. Pay benefits are being paid over the benefit period. Other direct costs, which are expensed as incurred, include relocation costs and costs of development, communication, and administration.

Included in the $78 million in restructuring and other charges in 2001 was an impairment charge of $20 million related to an analysis of certain technology initiatives and capital projects.

In 2002, we provided an additional $5 million for restructuring in Great Britain for the conversion of refillable bottles to non-refillable bottles in production and the resulting elimination of approximately 100 positions.

The table below summarizes accrued restructuring costs and amounts charged against the accrual from inception through December 31, 2003 (in millions):

Restructuring Costs Accrual	Severance Pay and Benefits	Other Direct Costs	Total
Provisions During 2001	$51	$7	$58
Payments	(11)	(6)	(17)

Balance, December 31, 2001	40	1	41
Provisions	5	—	5
Payments	(24)	(1)	(25)
Estimate Adjustments	(4)	—	(4)

Balance, December 31, 2002	17	—	17
Payments	(13)	—	(13)
Estimate Adjustments	(1)	—	(1)

Balance, December 31, 2003	$3	$—	$3

The balance of $3 million at December 31, 2003 represents severance benefits remaining to be paid under the 2001 restructuring.

Note 5

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, accounts payable and accrued expenses consist of the following (in millions):

	2003	2002
Trade accounts payable	$925	$873
Accrued marketing costs	610	492
Accrued compensation and benefits	277	255
Accrued interest costs	192	217
Accrued taxes	285	298
Other accrued expenses	471	453

	$2,760	$2,588

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Note 6

LONG-TERM DEBT

The table below summarizes our long-term debt at December 31, adjusting for the effects of interest rate and currency swap agreements (in millions):

	2003		2002
	Interest Balance	Rates(A)	Interest Balance	Rates(A)
U.S. commercial paper	$655	1.1%	$1,415	1.4%
Euro commercial paper	208	2.1	242	3.0
Canadian dollar commercial paper	148	2.8	87	2.8
U.S. dollar notes due 2004-2037(B)	4,510	3.5	4,059	3.5
Euro and pound sterling notes due 2004-2021(C)	1,560	5.9	1,498	6.5
Canadian dollar notes due 2004-2009(D)	432	5.4	536	4.7
U.S. dollar debentures due 2012-2098	3,783	7.4	3,783	7.4
U.S. dollar zero coupon notes due 2020(E)	164	8.4	151	8.4
Various foreign currency debt	129	—	172	—
Additional debt	57	—	80	—

Long-term debt, including effect of net asset positions of currency swap agreement	$11,646		$12,023

(A)	Weighted average interest rates on balances outstanding.

(B)	On September 29, 2003, we issued $500 million in fixed rate notes under our registration statements with the Securities and Exchange Commission. This debt issuance was comprised of $250 million of 2.5 percent notes due 2006 and $250 million of 4.25 percent notes due 2010. Proceeds were used to pay down commercial paper.

(C)	In May 2003, a 6.5 percent British pound sterling note of approximately $276 million matured and approximately $276 million of 4.125 percent British pound sterling borrowings were issued. In February 2003, approximately $160 million in 5 percent Eurobonds matured. In January 2003, approximately $27 million of 5 percent French franc notes matured.

(D)	In March 2003, approximately $65 million of 5.3 percent Canadian dollar notes matured. In July 2003, approximately $129 million of 6.7 percent Canadian dollar notes matured.

(E)	Net of unamortized discount of $465 million in 2003 and $478 million in 2002.

At December 31, 2003 and 2002, approximately $1.3 billion and $2.3 billion, respectively, of borrowings due in the next 12 months, including commercial paper balances outstanding, were classified as maturing after one year because of our intent and ability through our credit facilities to refinance these borrowings on a long-term basis.

At December 31, 2003 and 2002, we had $3.3 billion and $3.2 billion, respectively, of amounts available under domestic and international credit facilities. These facilities serve as back-up to our domestic and international commercial paper programs and support working capital needs. At December 31, 2003 and 2002, we had $45 million and $53 million, respectively, of short-term borrowings outstanding under these credit facilities.

At December 31, 2003 and 2002, we had approximately $6.8 billion and $3.4 billion, respectively, of amounts available under our public debt facilities which could be used for long-term financing, refinancing of debt maturities, and refinancing of commercial paper. Of these amounts, we had available for issuance at December 31, 2003 and 2002 approximately $3.2 billion and $0.2 billion, respectively, in registered debt securities under a shelf registration statement with the Securities and Exchange Commission. At December 31, 2003 and 2002, we had available for issuance approximately $2.1 billion and $2.0 billion, respectively, in debt securities under a Euro Medium Term Note Program. In addition, at December 31, 2003 and 2002, we had approximately $1.5 billion ($2.0 billion Canadian) and $1.2 billion ($1.9 billion Canadian), respectively, available for issuance under a Canadian Medium Term Note Program. The registration statement filed with the SEC to increase the amounts of registered debt securities available for issuance by $3.5 billion became effective in August 2003.

On March 31, 2003, we terminated a fixed-to-floating interest rate swap with a notional amount of $150 million and received a payment of $29 million equal to the fair value of the hedge on the termination date. The swap was previously designated as a fair value hedge of a fixed rate debt instrument due September 30, 2009. The fair value settlement will be amortized over the remaining term of the debt using the effective interest method thereby decreasing the interest expense on that previously hedged debt over the remaining term.

The credit facilities and outstanding notes and debentures contain various provisions that, among other things, require us to maintain a defined leverage ratio and limit the incurrence of certain liens or encumbrances in excess of defined amounts. These requirements currently are not, and it is not anticipated they will become, restrictive to our liquidity or capital resources.

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Note 7

DERIVATIVE FINANCIAL INSTRUMENTS

We use interest rate swap agreements and other risk management instruments to manage the changes in interest rates on our debt portfolio. We also use currency swap agreements, forward agreements, options, and other risk management instruments to minimize the impact of exchange rate changes on our nonfunctional currency cash flows and to protect the value of our net investments in foreign operations.

The hedges we enter into can be categorized as fair value, cash flow, or net investment hedges. We enter into fair value hedges to mitigate exposure to changes in the fair value of fixed rate debt resulting from fluctuations in interest rates. Changes in the fair values of designated and qualifying fair value hedges are recognized in earnings as offsets to changes in the fair value of the related hedged liabilities. During 2003, 2002, and 2001, there has been no ineffectiveness related to fair value hedges.

We enter into cash flow hedges to mitigate exposure to changes in cash flows attributable to certain forecasted transactions such as international raw material purchases and payments on certain foreign currency debt obligations. Changes in the fair value of cash flow hedging instruments are recognized in accumulated other comprehensive income. Amounts recognized in accumulated other comprehensive income are then subsequently reversed to earnings in the same periods the forecasted purchases or payments affect earnings. Changes in fair value from ineffectiveness of cash flow hedges are recognized in income currently. During 2003 no gain or loss was recognized from ineffectiveness related to cash flow hedges of international raw material purchases. However, a gain of approximately $2 million and a loss of approximately $1 million were recognized in 2002 and 2001, respectively. These amounts are recorded in other nonoperating income in the statements of income.

We recognized a charge, net of tax, of approximately $26 million in accumulated other comprehensive income during the first quarter of 2001 from the adoption of FAS 133. At December 31, 2003, a net of tax gain of approximately $1 million related to cash flow hedges of forecasted international raw materials purchases was included in accumulated other comprehensive income. We expect these adjustments to be reclassified into income within the next 12 months. At December 31, 2002, net of tax gains of approximately $1 million and $4 million related to cash flow hedges of forecasted international raw materials purchases and payments on certain foreign currency debt obligations, respectively, were included in accumulated other comprehensive income.

We enter into certain nonfunctional currency borrowings as net investment hedges of international subsidiaries. During 2003, 2002, and 2001, the net amount recorded in accumulated other comprehensive income related to these borrowings was a loss of approximately $86 million, $77 million, and $24 million, respectively. There was no ineffectiveness recognized for these net investment hedges in 2003, 2002, or 2001.

During 2003, we entered into currency option contracts, not designated as hedging instruments under FAS 133, used to offset the earnings impact related to the variability in currency exchange rates on certain purchases of raw materials denominated in non-functional currencies. Changes in the fair value of these contracts totaling a loss of $1 million was recognized in other nonoperating income as incurred.

Note 8

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of our financial instruments at December 31, are summarized as follows (in millions; (liability)/asset):

	2003		2002
	Carrying Amount	Fair Values	Carrying Amount	Fair Values
Debt related financial instruments:
Long-term debt	$(11,646)	$(12,693)	$(12,021)	$(12,953)
Currency swap agreements in liability positions	—	—	(2)	(2)
Interest rate swap agreements	139	139	220	220
Currency forward agreements	1	1	1	1
Currency option agreements	1	1	—	—

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

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

Our stock option plans provide for the granting of nonqualified stock options to certain key employees. Generally, options outstanding under our stock option plans are granted at prices that equal or exceed the market value of the stock on the date of grant. Our unvested options vest over a period up to nine years and expire 10 years from the date of the grant. Certain option grants contain provisions that allow for accelerated vesting should various stock performance criteria be met.

In 2003 and 2002, we did not incur any compensation cost associated with performance-based stock options. Compensation cost for performance-based stock option plans in 2001 was a reduction in costs of $1 million. The reduction in compensation cost for performance-based stock option plans in 2001 was due to a reversal of expense made for granted awards for which it was probable that the required performance targets would not be met.

A summary of stock options, weighted average exercise prices, and changes during the years then ended, is presented below (shares in thousands):

	2003		2002		2001
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	59,942	$22.70	57,876	$22.63	46,007	$22.47
Granted at prices equaling grant date prices	7,893	21.88	7,925	16.14	12,297	18.63
Granted at prices greater than grant date prices	—	—	—	—	3,983	23.77
Exercised	(2,552)	11.11	(4,219)	8.03	(2,997)	6.48
Forfeited	(1,452)	25.25	(1,640)	26.12	(1,414)	20.23

Outstanding at end of year	63,831	23.01	59,942	22.70	57,876	22.63

Options exercisable at end of year	42,510	24.04	36,432	22.30	32,257	22.32

Options available for future grant	12,939		21,911		28,196

The table below details the fair value of options granted during 2003, 2002, and 2001. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2003, 2002, and 2001, respectively: (i) dividend yields of 0.4 percent for all years; (ii) expected volatility of 43 percent, 43 percent; and 40 percent; (iii) risk-free interest rates of 3.46 percent, 4.78 percent, and 4.95 percent; and (iv) expected life of six years for all years.

	2003	2002	2001
Weighted average fair value of options granted during the year	$9.65	$7.51	$8.08

At prices equaling grant date prices	$9.65	$7.51	$8.41

At prices greater than grant date prices	$—	$—	$7.05

The following table summarizes information about stock options outstanding at December 31, 2003 (shares in thousands):

Range of Exercise Prices	Number of Options Outstanding at 12/31/2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable at 12/31/2003	Weighted Average Exercise Price
$4 to 12	6,244	1.49 years	$8.03	6,244	$8.03
12 to 20	27,921	6.57	17.49	17,894	17.58
20 to 30	18,334	7.43	22.90	8,784	23.67
30 to 40	5,365	5.16	33.93	3,621	33.37
Over 40	5,967	4.50	55.04	5,967	55.04

	63,831	6.01	23.01	42,510	24.04

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Our restricted stock award plans provide for awards to officers and certain key employees of CCE. Awards granted in 2003, 2002, and 2001 generally vest upon continued employment for a period of at least four years. In 2003, we granted 1,242,000 restricted stock shares and 77,000 restricted stock units with a combined weighted average grant date fair value of $21.65. In 2002, we granted 974,000 restricted stock shares and 116,000 restricted stock units with a combined weighted average grant date fair value of $16.14. In 2001, we granted 336,000 restricted stock shares with a weighted average grant date fair value of $18.17.

All awards of restricted stock shares entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Upon issuance of restricted shares and restricted stock units, unearned compensation is charged to shareowners’ equity for the cost of restricted shares and stock units and is recognized as amortization expense ratably over the vesting periods, as applicable. The amount recognized as expense for restricted stock awards was $11 million, $7 million, and $8 million for 2003, 2002, and 2001, respectively.

The following table illustrates the effect of stock-based employee compensation costs on reported net income applicable to common shareowners in 2003, 2002, and 2001 and also illustrates the effect on reported net income applicable to common shareowners and earnings per share if compensation cost for our grants under stock-based compensation plans had been determined under FAS 123 for the year ended December 31, (in millions, except per share data):

	2003	2002	2001
Net income (loss) applicable to common shareowners before effects of stock-based employee compensation costs included in net income, net of tax	$682	$496	$(319)
Less stock-based employee compensation costs, net of taxes, included in net income (loss) applicable to common shareowners	(8)	(5)	(5)

Net income (loss) applicable to common shareowners, as reported	674	491	(324)
Deduct incremental stock-based employee compensation costs determined under fair value based method for all awards, net of taxes	(61)	(47)	(46)

Net income (loss) applicable to common shareowners, pro forma	$613	$444	$(370)

Net income (loss) per share applicable to common shareowners:
Basic – as reported	$1.48	$1.09	$(0.75)

Basic – pro forma	$1.35	$0.99	$(0.86)

Diluted – as reported	$1.46	$1.07	$(0.75)

Diluted – pro forma	$1.33	$0.97	$(0.86)

FAS 123, if fully adopted, would change the method of cost recognition for our stock-based compensation plans. FAS 123 does not apply to awards prior to 1995 and additional awards in future years are possible; therefore, the effects of applying FAS 123 in this pro forma disclosure may not be indicative of future results.

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Note 10

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pension Plans: We sponsor a number of defined benefit pension plans covering substantially all of our employees in North America and Europe. Pension plans representing 97 percent of benefit obligations at December 31, 2003 are measured, as provided in Statement of Financial Accounting Standards No. 87 (FAS 87), “Employers’ Accounting for Pensions,” at our selected alternative measurement date of September 30th, with all other plans measured on December 31st.

Other Postretirement Plans: We sponsor unfunded defined benefit postretirement plans providing healthcare and life insurance benefits to substantially all U.S. and Canadian employees who retire or terminate after qualifying for such benefits. Retirees of our European Group are covered primarily by government-sponsored programs, and the specific cost to us for those programs and other postretirement healthcare is not significant. The primary U.S. postretirement benefit plan is a defined dollar benefit plan limiting the effects of medical inflation by establishing dollar limits for determining our contribution. Effective January 1, 2004, our dollar limit has been frozen at fixed rates and will no longer be subject to increases at the lesser of 4.0 percent or the assumed Consumer Price Index (CPI). The assumed CPI rate used to determine the liability for other postretirement plans was 3.0 percent at December 31, 2002 and 2001. Because the plan has established dollar limits for determining our contributions, the effect of a 1 percent increase in the assumed healthcare cost trend rate is not significant. The Canadian plan also contains provisions that limit the effects of inflation on our future costs.

On December 8, 2003, President Bush signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”) into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. We expect that this legislation may reduce our costs for some of these programs. At this point, our investigation into our response to the legislation is preliminary as we await guidance from various governmental and regulatory agencies concerning the requirements that must be met to obtain these cost reductions as well as the manner in which such savings should be measured. Based on this preliminary analysis, it appears that some of our retiree medical plans will need to be changed to qualify for beneficial treatment under the Act, while other plans may continue unchanged.

Because of various uncertainties related to our response to this legislation and the appropriate accounting methodology to be applied for this event, we have elected to defer financial recognition of this legislation until the Financial Accounting Standards Board issues final accounting guidance. When issued, that final guidance could require us to change previously reported information. However, since we have already taken steps to limit our postretirement medical benefits, any reductions in postretirement benefit costs resulting from the Act are not expected to be material. This deferral election is permitted under Financial Accounting Standards Board Staff Position No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.”

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Summarized information on our pension and other postretirement benefit plans follows (in millions):

	Pension Plans		Other Postretirement Plans
	2003	2002	2003	2002
Reconciliation of benefit obligation
Benefit obligation at beginning of year	$1,680	$1,478	$344	$327
Service cost	82	71	11	9
Interest cost	114	101	24	22
Plan participants’ contributions	8	7	3	3
Amendments	3	7	(55)	1
Actuarial loss	304	50	53	7
Acquisitions	9	(2)	—	—
Benefit payments	(70)	(62)	(23)	(25)
Currency translation adjustments	99	30	3	—

Benefit obligation at end of year	$2,229	$1,680	$360	$344

Reconciliation of fair value of plan assets
Fair value of plan assets at beginning of year	$1,051	$1,117	$—	$—
Actual gain (loss) on plan assets	156	(107)	—	—
Employer contributions	197	76	20	22
Plan participants’ contributions	8	7	3	3
Acquisitions	3	(2)	—	—
Benefit payments	(70)	(62)	(23)	(25)
Currency translation adjustments	77	22	—	—

Fair value of plan assets at end of year	$1,422	$1,051	$—	$—

Funded status
Funded status at end of year	$(807)	$(629)	$(360)	$(344)
Unrecognized prior service cost (asset)	29	26	(110)	(63)
Unrecognized net loss	913	625	91	39
Fourth quarter contributions	5	5	—	—

Net amounts recognized	$140	$27	$(379)	$(368)

Amounts recognized in the balance sheet consist of:
Prepaid benefits cost	$164	$128	$—	$—
Accrued benefits liability	(539)	(448)	(379)	(368)
Intangible assets	32	32	—	—
Other comprehensive income adjustments	483	315	—	—

Net amounts recognized	$140	$27	$(379)	$(368)

Accumulated benefit obligation	$1,895	$1,432	n/a	n/a

Weighted average assumptions to determine:
Benefit obligations at December 31,
Discount rate	6.0%	6.8%	6.1%	7.0%
Rate of compensation increase	4.6	4.6	—	—
Net periodic pension cost for years ended December 31,
Discount Rate	6.8	6.9	7.0	7.0
Expected Return on Assets	8.3	9.2	—	—
Rate of compensation increase	4.6	4.7	—	—

For the defined benefit pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets were $1,626 million, $1,426 million, and $912 million, respectively, as of December 31, 2003, and $1,268 million, $1,117 million, and $690 million, respectively, as of December 31, 2002.

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Pension assets of the North American and Great Britain plans represent approximately 95 percent of pension plan assets. Below is a summary of pension plan asset allocations of those assets along with expected long-term rates of return as of December 31, 2003 by asset category.

	Weighted Average Allocation			Weighted Average Expected Long-Term Rate of Return
	Target	Actual
Asset Category	2003	2003	2002
Equity Securities	65%	68%	61%	8.7%
Fixed Income Securities	20	24	31	5.7
Real Estate	5	3	4	9.6
Other	10	5	4	10.4

Total	100%	100%	100%	8.3

We have established formal investment policies for the assets associated with these plans. Policy objectives include maximizing long-term return at acceptable risk levels, diversifying among asset classes, if appropriate, and among investment managers, as well as establishing relevant risk parameters within each asset class. Specific asset class targets are based on the results of periodic asset liability studies. The investment policies permit variances from the targets within certain parameters. The weighted average expected long-term rate of return is based on a fourth quarter 2003 review of such rates.

Our Fixed Income Securities portfolio is invested primarily in commingled funds and managed for overall return expectations rather than matching duration against plan liabilities; therefore, debt maturities are not significant to the plan performance.

We fund the U.S. pension plans at a level to maintain, within established guidelines, the IRS-defined 90 Percent Current Liability Funded status. At January 1, 2003, the date of the most recent calculation, all U.S. funded defined benefit pension plans reflected Current Liability Funded status equal to or greater than 90 percent. In order to maintain a 90 Percent Current Liability Funded status, which is not required but has been selected by us, we currently estimate that pension contributions to U.S. plans in 2004 will approximate $225 million. This estimate, however, may be significantly affected by pending legislation that is expected to be finalized by the end of the first quarter of 2004. Our primary Canadian plan does not require contributions at this time. Contributions to the primary Great Britain plan are based on a percentage of employees’ pay. Contributions to other postretirement benefit plans were $20 million in 2003 and are expected to be approximately $22 million in 2004.

Net periodic benefit costs for the years ended December 31, consisted of the following (in millions):

	Pension Plans			Other Postretirement Plans
	2003	2002	2001	2003	2002	2001
Components of net periodic benefit costs
Service cost	$82	$71	$61	$11	$9	$7
Interest cost	114	101	95	24	22	20
Expected return on plan assets	(116)	(124)	(116)	—	—	—
Amortization of transition asset	—	—	(1)	—	—	—
Amortization of prior service cost	—	—	—	(9)	(8)	(9)
Recognized actuarial (gain) loss	10	—	(1)	—	—	—

Net periodic benefit cost	90	48	38	26	23	18
Other	—	1	1	—	—	—
Special termination benefits	—	—	3	—	—	2

Total costs in earnings	$90	$49	$42	$26	$23	$20

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

We participate in various multi-employer pension plans worldwide. Total pension expense for multi-employer plans was $31 million, $31 million, and $27 million in 2003, 2002, and 2001, respectively. We also sponsor qualified defined contribution plans covering substantially all employees in the U.S., Great Britain, and Canada. Under our primary plan, CCE matched 75 percent in 2003 and 50 percent in 2002 and 2001 of participants’ voluntary contributions up to a maximum of 7 percent of the participants’ compensation. Our contributions to these plans were $57 million, $38 million, and $34 million in 2003, 2002, and 2001, respectively. For 2004, the match will be 25 percent of participants’ voluntary contribution up to a maximum of 7 percent of participants’ compensation.

Note 11

INCOME TAXES

The current income tax provision represents the amount of income taxes paid or payable for the year. The deferred income tax provision represents the change in deferred tax liabilities and assets and, for business combinations, the change in such tax liabilities and assets since the date of acquisition. Significant components of the provision for income taxes are as follows (in millions):

	2003	2002	2001
Current:
Domestic
Federal	$(15)	$(1)	$46
State and local	5	6	3
European and Canadian	69	68	62

Total current provision	59	73	111

Deferred:
Domestic
Federal	164	154	(152)
State and local	10	11	(5)
European and Canadian	40	(11)	(29)
Rate changes	23	(16)	(56)

Total deferred expense (benefit)	237	138	(242)

Total provision (benefit) for income taxes	$296	$211	$(131)

A reconciliation of the expected income tax expense at the statutory U.S. federal rate to our actual income tax provision follows (in millions):

	2003	2002	2001
U.S. federal statutory expense (benefit)	$340	$247	$(53)
State expense (benefit), net of federal expense/benefit	17	12	(10)
Taxation of European and Canadian operations, net	(68)	(44)	(26)
Rate change expense (benefit)	23	(16)	(56)
Valuation allowance provision (benefit)	1	5	(1)
Nondeductible items	14	11	8
Revaluation of income tax obligations	(25)	(4)	6
Other, net	(6)	—	1

Total provision (benefit) for income taxes	$296	$211	$(131)

The income tax provision (benefit) for all years presented includes period specific reductions in income tax expense. For 2003, the provision for income taxes is reduced by approximately $25 million from the revaluations of income tax obligations and $6 million from other tax adjustments, offset by expense from provincial rate changes in Canada totaling approximately $23 million. For 2003, our effective tax rate including these items was approximately 30 percent and approximately 31 percent without these items. For 2002, the provision for income taxes is reduced by approximately $20 million from rate changes in Belgium and certain provinces in Canada and a revaluation of income tax obligations. For 2001, the provision for income taxes is reduced by approximately $56 million from rate changes in several territories in Europe and Canada. Our effective tax rate would have been approximately 33 percent in 2002 and 50 percent in 2001 excluding these reductions.

Income before income taxes from international operations used in computing our tax provision for 2003, 2002, and 2001 was approximately $514 million, $280 million, and $157 million, respectively. These amounts are before interest and other corporate cost allocations that are not deductible in international tax computations.

At December 31, 2003 and 2002, our foreign subsidiaries had approximately $536 million and $390 million in distributable earnings, respectively. These earnings are

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

exclusive of amounts that would result in little or no tax under current laws if remitted in the future. Our earnings from foreign subsidiaries are considered to be indefinitely reinvested and, therefore, no provision for U.S. federal and state income taxes has been made for these earnings. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes, subject to an adjustment for foreign tax credits, and withholding taxes payable to the various foreign countries.

Deferred income taxes are recognized for tax consequences of temporary differences between the financial and tax bases of existing assets and liabilities by applying enacted statutory tax rates to such differences. Significant components of our deferred tax liabilities and assets as of December 31, are as follows (in millions):

	2003	2002
Deferred tax liabilities:
License intangible assets	$4,974	$4,640
Property, plant, and equipment	982	869
Other, net	24	42

Total deferred tax liabilities	5,980	5,551
Deferred tax assets:
Net operating loss carryforwards	(541)	(500)
Employee and retiree benefit accruals	(423)	(376)
Alternative minimum tax credits	(53)	(124)
Deferred revenue	(165)	(195)

Total deferred tax assets	(1,182)	(1,195)
Valuation allowances on deferred tax assets	125	132

Net deferred tax liabilities	4,923	4,488
Current deferred tax assets	42	51

Total net deferred tax liabilities	$4,965	$4,539

Deferred tax assets are recognized for the tax benefit of deducting timing differences and foreign, federal, and state net operating loss and tax credit carryforwards. Valuation allowances are recognized on these assets if it is believed some or all of the deferred tax assets will not be realized. Management believes the majority of deferred tax assets will be realized because of the reversal of certain significant timing differences and anticipated future taxable income from operations.

Valuation allowances of $125 million and $132 million as of December 31, 2003 and 2002, respectively, were established for certain deferred tax assets. Included in the valuation allowances as of December 31, 2003 and 2002 were $14 million and $18 million, respectively, for net operating loss carryforwards of acquired companies. Previously established valuation allowances for net operating losses of acquired companies were reduced in 2003 and 2002 by $4 million and $1 million, respectively. These reductions were based on a reassessment of the utilization of net operating loss carryforwards and are recognized as a reduction to license intangible assets or goodwill.

Federal tax operating loss carryforwards total $1 billion. The majority of these carryforwards were acquired through the purchase of various bottling companies. These carryforwards are available in varying amounts to offset future federal taxable income through their expiration in years 2004 through 2023. International operating loss carryforwards total $130 million. These carryforwards are available in varying amounts to offset future taxable income through their expiration in years 2004 through 2010. State operating loss carryforwards total $2.9 billion and expire at varying dates from 2004 through 2023.

The tax benefit associated with management stock performance awards reduced current and future taxes payable by $9 million, $16 million, and $11 million for 2003, 2002, and 2001, respectively. These benefits are recognized as increases to additional paid-in capital. We had foreign-denominated loans with exchange rate changes that decreased federal taxes payable by $48 million, $27 million, and $13 million in 2003, 2002 and 2001, respectively. The effect of these loans is reflected as a component of currency items and hedges of net investments included in accumulated other comprehensive income (loss). Taxes associated with unrealized securities gains increased taxes payable by approximately $3 million in 2003. The tax cost is reflected as a component of unrealized gains (losses) on securities included in accumulated other comprehensive income (loss).

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Note 12

EARNINGS PER SHARE

The following table presents information concerning basic and diluted earnings per share (in millions except per share data; per share data is calculated prior to rounding to millions):

	2003	2002	2001
Net income (loss) before cumulative effect of accounting change	$676	$494	$(19)
Cumulative effect of accounting change	—	—	(302)

Net income (loss)	676	494	(321)
Preferred stock dividends	2	3	3

Net income (loss) applicable to common shareowners	$674	$491	$(324)

Basic average common shares outstanding	454	449	432
Effect of dilutive securities, stock compensation awards (A) (B)	7	9	—

Diluted average common shares outstanding	461	458	432

Basic earnings per share:
Net income (loss) applicable to common shareowners before cumulative effect of accounting change	$1.48	$1.09	$(0.05)
Cumulative effect of accounting change	—	—	(0.70)

Net income (loss) applicable to common shareowners	$1.48	$1.09	$(0.75)

Diluted earnings per share:
Net income (loss) applicable to common shareowners before cumulative effect of accounting change	$1.46	$1.07	$(0.05)
Cumulative effect of accounting change	—	—	(0.70)

Net income (loss) applicable to common shareowners	$1.46	$1.07	$(0.75)

(A)	See Note 14 for a discussion of the impact of our preferred shares on diluted earnings per share.

(B)	As detailed in Note 9, options to purchase 63.8 million, 59.9 million, and 57.9 million common shares were outstanding at the end of 2003, 2002 and 2001, respectively. Of these amounts, options to purchase 29.3 million shares in 2003, 22.7 million shares in 2002 and 57.9 million shares in 2001 are not included in the computation of diluted earnings per share because the effect of including the options in the computation would be antidilutive. The dilutive impact of the remaining options outstanding in each year is included in the stock compensation awards line above.

Our Board of Directors approved our current regular quarterly dividend of $0.04 per common share in 1998. Dividends are declared at the discretion of our Board of Directors.

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Note 13

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents a summary of our accumulated other comprehensive income (loss) items and related tax effects. Comprehensive income (loss) is comprised of net income and other adjustments that may include changes in the fair value of certain derivative financial instruments which qualify as foreign currency translation adjustments, hedges of net investments in international subsidiaries, cash flow hedges, minimum pension liability adjustments, and realized and unrealized gains and losses on certain investments in debt and equity securities. Except for the currency translation impact of our intercompany debt of a long-term nature, we do not provide income taxes on currency translation adjustments, as earnings from international subsidiaries are considered to be indefinitely reinvested (in millions):

	Currency Translations	Hedges of Net Investments	Gains/Losses On Cash Flow Hedges	Pension Adjustments	Gains/ Losses On Securities	Total
Balance, December 31, 2000	$(452)	$244	$—	$(12)	$(10)	$(230)
Cumulative effect of adopting FAS 133, net of tax effect of $11 million	—	—	(26)	—	—	(26)
2001 Pre-tax activity	41	(38)	21	(125)	—	(101)
2001 Tax effects	(1)	14	(6)	47	—	54
Realized net losses on cash flow hedges, net of tax effect of $5 million	—	—	11	—	—	11

Balance, December 31, 2001	(412)	220	—	(90)	(10)	(292)
2002 Pre-tax activity	237	(122)	(34)	(170)	22	(67)
2002 Tax effects	(18)	45	8	65	(8)	92
Realized net losses on cash flow hedges, net of tax effect of $9 million	—	—	31	—	—	31

Balance, December 31, 2002	(193)	143	5	(195)	4	(236)
2003 Pre-tax activity	572	(129)	9	(168)	(8)	276
2003 Tax effects	—	43	(3)	62	3	105
Realized net gains on cash flow hedges, net of tax effect of $4 million	—	—	(10)	—	—	(10)
Realized net gains on securities included in income, net of tax effect of $1 million	—	—	—	—	(2)	(2)

Balance, December 31, 2003	$379	$57	$1	$(301)	$(3)	$133

The aggregate gross unrealized loss on our investment in certain equity securities is approximately $4.4 million at December 31, 2003. This investment has been in an unrealized loss position for less than 12 months. The aggregate related fair value of the investment at December 31, 2003 is approximately $37 million. We have concluded that the unrealized loss is not other-than-temporary and we have the ability and intent to continue to hold this investment.

Note 14

PREFERRED STOCK

In connection with the 1998 acquisition of Great Plains Bottlers and Canners, Inc., we issued 401,528 shares of $1 par value voting convertible preferred stock (Great Plains series). The mandatory conversion date for the Great Plains series was August 7, 2003. As of December 31, 2002, 35,000 shares of the Great Plains series had been converted into 154,778 shares of common stock. During the third quarter of 2003, the remaining 366,528 outstanding preferred shares were converted into 2,119,518 shares of common stock from treasury stock. The Great Plains series shares are not included in our computation of diluted earnings per share, detailed in Note 12, in 2003, 2002, and 2001 because the effect of their inclusion would be antidilutive.

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Note 15

SHARE REPURCHASES

Under the April 1996 share repurchase program authorizing the repurchase of up to 30 million shares, CCE can repurchase shares in the open market and in privately negotiated transactions. In 2003 and 2002, there were no share repurchases. In 2001, we repurchased and settled approximately 0.4 million shares of common stock for an aggregate cost of approximately $8 million.

We consider market conditions and alternative uses of cash and/or debt, balance sheet ratios, and shareowner returns when evaluating share repurchases. Repurchased shares are added to treasury stock and are available for general corporate purposes, including acquisition financing and the funding of various employee benefit and compensation plans.

CCE has repurchased a total of 26.7 million shares under the April 1996 program. In 2000, our Board of Directors authorized the repurchase of up to an additional 30 million shares upon completion of the current program. We have no current plans for additional share repurchases and expect to use the majority of excess operating cash flow for debt reduction.

Note 16

RELATED PARTY TRANSACTIONS

We are a marketer, producer, and distributor principally of Coca-Cola products with approximately 93 percent of our sales volume representing sales of TCCC products. Our license arrangements with TCCC are governed by licensing territory agreements with varying terms. TCCC owned approximately 37 percent of our outstanding shares as of December 31, 2003 with an additional 18 percent owned by employee benefit plans and members of our Board of Directors. From time to time, the terms and conditions of programs with TCCC are modified upon mutual agreement of both parties. Our strategic planning project with TCCC may impact certain of these programs. We are in the process of reviewing our agreements with TCCC and intend to take steps to simplify these arrangements and reduce or change these agreements which may impact our accounting for these programs.

The following table presents transactions with TCCC that directly affect our income statement for the periods presented (in millions):

	2003	2002	2001
Amounts affecting net operating revenues:
Fountain syrup and packaged product sales	$403	$461	$395
Dispensing equipment repair services	53	51	45
Other transactions	10	16	10

	$466	$528	$450

Amounts affecting cost of sales:
Purchases of syrup and concentrate	$(4,451)	$(4,269)	$(3,806)
Purchases of sweetener	(311)	(325)	(295)
Purchases of finished products	(633)	(498)	(441)
Marketing support funding earned	862	837	606
Operating expense support payments	72	77	74
Cost recovery from sale of hot-fill production facility	8	—	—

	$(4,453)	$(4,178)	$(3,862)

Amounts affecting selling, delivery, and administrative expenses:
Cooperative advertising programs	$—	$—	$(52)
Marketing program payments	(2)	(16)	—
Operating expense cost reimbursements:
To TCCC	(18)	(18)	(17)
From TCCC	43	38	25

	$23	$4	$(44)

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Upon adoption of EITF 02-16, marketing support previously included in net operating revenues and cold drink equipment placement funding previously included in selling, delivery, and administrative expenses have been classified in cost of sales. In addition, dispensing equipment repair services previously included in selling, delivery, and administrative expenses have been classified in net operating revenues.

Marketing Support and Other Arrangements: CCE and TCCC engage in a variety of marketing programs, local media advertising, and other similar arrangements to promote the sale of products of TCCC in territories in which we operate. The amounts to be paid under the programs are determined annually and as the programs progress during the year. Payments made under the programs, except for amounts paid under the Jumpstart programs, are received or made within the year they are due or shortly thereafter. TCCC is under no obligation to participate in the programs or continue past levels of funding into the future. The amounts paid and terms of similar programs may differ with other licensees. Marketing support programs funded to us provide financial support principally based on product sales to offset a portion of the costs to us of the programs. TCCC also administers certain other marketing programs directly with our customers. In 2003, 2002, and 2001, total direct-marketing support paid or payable to us, or to customers in our territories by TCCC, totaled approximately $1,076 million, $1,041 million, and $888 million, respectively. Of these amounts, we recognized $862 million, $837 million, and $606 million as a reduction of cost of sales in 2003, 2002, and 2001, respectively. The totals also include amounts paid directly to our customers by TCCC of approximately $212 million, $201 million, and $279 million for 2003, 2002, and 2001, respectively, as well as $2 million, $3 million, and $3 million paid in 2003, 2002, and 2001, respectively, for TCCC’s participation in long-term agreements.

We have a multi-year Sales Growth Initiative (SGI) agreement with TCCC to promote and support the profitable growth of TCCC brands in our territories. Amounts recognized under the SGI agreement are included in the table above in “Marketing support funding earned.” In each year of the agreement, $30 million of funding is recognized as sales are realized. The remaining funding available to us under the agreement (volume growth funding) is earned by attaining mutually established sales volume growth rates. Sales volume growth is determined through a formula with adjustments for brand conversions, brand acquisitions, and new brand introductions. Growth that exceeds the target in North America offsets any shortfalls in Europe and vice versa.

Volume growth funding under the SGI agreement is advanced to us equally over the four quarters of the program year within thirty days after the beginning of each quarter. We recognize quarterly volume growth funding as a reduction of cost of sales as volume growth is attained. The agreement provides for refunds of volume growth funding advances of $1 per equivalent case should we not attain the specified minimum sales volume growth targets.

For 2002, we recognized the entire $120 million of volume growth funding that was available to us under the agreement. For 2003, we recognized $131 million of the $170 million that was available to us under the SGI program after adjustment for penalty charges of $39 million because of a shortage of 39 million equivalent cases below our sales volume growth targets for 2003. Under the agreement, $165 million of volume growth funding is available to us for 2004.

We participate in programs with TCCC designed to promote the placement of cold drink equipment (Jumpstart programs). Under the Jumpstart programs, we agree to: (1) purchase and place specified numbers of venders/coolers or cold drink equipment each year through 2008; (2) maintain the equipment in service, with certain exceptions, for a period of at least 12 years after placement; (3) maintain and stock the equipment in accordance with specified standards for marketing TCCC products; and (4) report to TCCC during the period the equipment is in service whether, on average, the equipment purchased under the programs has generated a stated minimum sales volume of TCCC products.

Should we not satisfy these or other provisions of the programs, the agreement provides for the parties to meet to work out mutually agreeable solutions. Should the parties be unable to agree on alternative solutions, TCCC would be able to seek a partial refund of amounts previously paid. No refunds have ever been paid under the programs and we believe the probability of a partial refund of amounts previously paid under the programs is remote. We believe we, in all cases, will be able to resolve any matters that

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

might arise regarding these programs. In 2003, we did not meet certain requirements for the allocation of purchases between venders and coolers and minimum purchase requirements in certain countries because of changes in the business environment. However, in total we did purchase and place the required minimums in both North America and Europe and TCCC has agreed we are in compliance under the Jumpstart programs through 2003.

TCCC’s support payments under the Jumpstart programs were paid in the early years of the agreements. We received approximately $1.2 billion in payments during the period 1994 through 2001. No additional amounts are payable under the Jumpstart programs. We recognize Jumpstart funding as we place cold drink equipment. We recognized $72 million, $77 million, and $71 million in 2003, 2002, and 2001, respectively. These amounts are included in “Operating expense support payments” as a reduction of cost of sales.

We have an agreement with TCCC under which TCCC provides support payments in “Marketing support funding earned” for the marketing of certain brands of TCCC in the Herb territories acquired in 2001. Under the terms of this agreement, we received $14 million in 2003 and will receive $14 million annually through 2008 and $11 million in 2009. Payments received under this agreement are not refundable to TCCC.

We participate in cooperative advertising and brand and trade arrangements with TCCC. Prior to 2002, we paid TCCC a portion of the costs for participation in these programs. Beginning in 2002, all costs in our North American territories under the customer trade marketing (CTM) programs, excluding costs for certain specific customers administered by TCCC, shifted to us and all costs for local media programs in our North American territories shifted to TCCC. However, we continue to pay TCCC and TCCC pays our customers as a representative for the North American bottling system. Amounts paid under CTM programs to TCCC, included as reductions in net operating revenues for payment to customers on our behalf, totaled $219 million for 2003, $248 million for 2002, and $200 million for 2001. Amounts paid under cooperative advertising and brand programs to TCCC, included in selling, delivery, and administrative expenses, in 2001 totaled $52 million.

Participation in Marketing Programs with TCCC: On occasion, we participate in marketing programs outside the scope of recurring arrangements with TCCC. In 2003 and 2002, we paid TCCC approximately $2 million and $16 million, respectively, for participation in marketing programs.

Syrup, Concentrate, Sweetener, and Finished Products: We purchase syrup and concentrate requirements from TCCC to manufacture, package, distribute, and sell TCCC products under licensing agreements. These licensing agreements give TCCC complete discretion to set prices of the syrups and concentrates. We also purchase finished products and fountain syrup from TCCC for sale within our territories and have an agreement with TCCC to purchase substantially all our requirements for sweetener in the United States.

Fountain Syrup and Packaged Product Sales: We sell fountain syrup to TCCC in certain territories and deliver this syrup to certain major fountain accounts of TCCC. We will, on behalf of TCCC, invoice and collect amounts receivable for these fountain sales. We also sell bottle and can product to TCCC at prices that are generally similar to the prices charged by us to our major customers.

Customer Marketing Group and Media Staff Cost Reimbursements: We reached an agreement with TCCC in 2000 to transfer certain responsibilities and the associated staffing for customer marketing group (CMG) efforts in North America to us from TCCC and for local media activities from us to TCCC. Under the agreement, TCCC reimburses us for the CMG staffing costs transferred to us and we reimburse TCCC for the local media staffing costs transferred to TCCC. Amounts reimbursed to us by TCCC for CMG staffing expenses were $43 million, $38 million, and $25 million for 2003, 2002, and 2001, respectively. These costs and cost reimbursements, as applicable, are included in selling, delivery, and administrative expenses. Amounts reimbursed to TCCC for local media staffing expenses were $18 million, $18 million, and $17 million for 2003, 2002, and 2001, respectively.

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Other Transactions: Other transactions with TCCC include management fees, office space leases, and purchases of point-of-sale and other advertising items.

In 2003, we sold a hot-fill plant in Truesdale, Missouri to TCCC for approximately $58 million realizing cost recoveries for operating, depreciation, and carrying costs of $8 million as a reduction of cost of sales.

In 2003, we acquired the production and distribution facilities of Chaudfontaine, a Belgian water brand. At the same time, TCCC acquired the Chaudfontaine water source and brand. The total acquisition cost for both TCCC and CCE was $31 million in cash and assumed debt. Our portion of the acquisition cost was $16 million in cash and assumed debt. We also entered into an agreement with TCCC to equally share the profits or losses from the sale of Chaudfontaine products.

Note 17

GEOGRAPHIC OPERATING INFORMATION

CCE operates in one industry: the marketing, distribution, and production of bottle and can nonalcoholic beverages. We operate in 46 states in the United States, the District of Columbia, and in the 10 provinces of Canada (collectively referred to as the North American territories), and in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands (collectively referred to as the European territories). We have no material amounts of sales or transfers between our North American and European territories and no significant United States export sales.

The following presents long-lived assets as of December 31, 2003 and 2002 and net operating revenues for the years ended December 31, 2003, 2002, and 2001 by geographic territory (in millions):

	Long-Lived Assets
	2003	2002
North American	$17,180	$16,918
European(A)	5,520	4,613

Consolidated	$22,700	$21,531

	Net Operating Revenues
	2003	2002(B)	2001(B)(C)
North American	$12,590	$12,269	$11,549
European(A)	4,740	3,789	3,450

Consolidated	$17,330	$16,058	$14,999

(A)	At December 31, 2003 and 2002, Great Britain represented approximately 63 percent and 65 percent, respectively, of European long-lived assets. Great Britain contributed approximately 48 percent, 51 percent, and 49 percent of European net operating revenues for 2003, 2002, and 2001, respectively.

(B)	To conform to the current year presentation, after the adoption of EITF 02-16 in the first quarter 2003, 2002 net operating revenues have been classified as follows: approximately $707 million and $175 million of marketing support in North America and Europe, respectively, previously included in net operating revenues have been classified as reductions of cost of sales and $51 million of payments for dispensing equipment repair services in North America previously included in selling, delivery, and administrative expenses have been classified as net operating revenues. In addition, 2001 net operating revenues have been classified as follows: approximately $459 million and $192 million of marketing support in North America and Europe, respectively, previously included in net operating revenues have been classified as reductions of cost of sales and $45 million of payments for dispensing equipment repair services in North America previously included in selling, delivery, and administrative expenses have been classified as net operating revenues.

(C)	Balances reflect the adoption of EITF No. 01-09 effective as of January 1, 2002. The adoption of this pronouncement resulted in the reclassification to deductions from net operating revenues of approximately $95 million in 2001 previously classified as selling expenses.

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Note 18

FINANCIAL ACCOUNTING STANDARD (FAS) 142, “GOODWILL AND OTHER INTANGIBLE ASSETS”

As of January 1, 2002, we no longer amortize goodwill and license intangible assets with an indefinite life under FAS 142 but instead evaluate these assets for impairment annually. The 2001 financial statements do not reflect the adoption of FAS 142. Had we adopted FAS 142 on January 1, 2001, net income (loss) and basic and diluted net income (loss) per common share would have been as follows (in millions except per share data; per share data calculated prior to rounding to millions):

Year Ended December 31, 2001:	As Reported	Add: License Intangible Amortization	Income Tax Impact	Adjusted for FAS 142
Net income (loss) applicable to common shareowners	$ (324)	$ 391	$ (142)	$ (75)
Net income (loss) applicable to common shareowners per basic and diluted common share	$(0.75)	$0.91	$(0.33)	$(0.17)

We acquire license territories to expand our market. Prior to the adoption of Financial Accounting Standard No. 141 (FAS 141), “Business Combinations,” we assigned all costs of acquisitions in excess of the value of tangible net assets acquired to license intangible assets with no amounts assigned to goodwill. FAS 141 specifically defines goodwill and provides criteria to apply when recognizing other intangible assets. Under FAS 141, beginning with the Herb acquisition in July 2001, we assigned specific values to assets, liabilities and license and customer relationship intangibles. The residual value represents goodwill which primarily results from the synergistic values of the acquisition and the establishment of deferred tax liabilities on license intangible assets not deductible for income taxes.

License agreements contain performance requirements and convey to the licensee the rights to distribute and sell products of the licensor within specified territories. Our domestic cola license agreements with TCCC do not expire, reflecting a long and ongoing relationship. Our agreements with TCCC covering our United States non-cola and European and Canadian operations are periodically renewable. TCCC does not grant perpetual license intangible rights outside the United States, however, these agreements can be renewed with minimal cost for additional terms at our request. We believe and expect these and other renewable licensor agreements will be renewed at each expiration date. After evaluation of the renewal provisions and our mutually beneficial relationship with The Coca-Cola Company, all license intangible assets have been assigned an indefinite life for accounting under FAS 142.

Under FAS 142, we perform our impairment testing of goodwill at the North American and European Group levels, our reporting units. Under the provisions of EITF Issue No. 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets,” we also perform our impairment testing of license intangible assets at the North American and European group levels.

The fair values of the reporting units and their respective license intangibles are determined using discounted cash flow models similar to those used internally by us for evaluating acquisitions with comparisons to estimated market values. Our discounted cash flow models for 2003 utilize projections of cash flows for ten years, a perpetuity valuation technique with an assumed long-term growth rate of approximately 2.5 percent, and discounted projected cash flows and terminal values based on our targeted near-term weighted average cost of capital of 7.2 percent. Assumed average growth rates approximated 2 percent consolidated volume growth, approximately 4.5 percent consolidated revenue and cost of sales per case growth, approximately 4 percent consolidated administrative expense growth, and approximately 5 percent to 6 percent operating income growth, which we consider conservative for long-term projections, with differing rates in our North American and European groups. Projected cash flows of license intangibles are reduced by an approximate 2 percent economic charge for workforce, customer relationship, working capital, and property, plant, and equipment assets of the reporting units. Changes in these assumptions could materially impact the fair value estimates.

Our impairment tests for goodwill and license intangible assets compare the carrying amounts of these assets with estimated fair values. The fair values of goodwill and license intangible assets exceed their carrying amounts and, therefore, the assets are not impaired. Had the carrying amounts of goodwill exceeded fair values, a second step in the impairment test would be required to measure the amount of a goodwill impairment loss. This step would

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

compare the implied fair values of the reporting unit’s goodwill with the carrying amount of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of goodwill, an impairment loss would be recognized in an amount equal to that excess.

We provide deferred income taxes on license intangible assets not deductible for tax purposes under FAS 109. Prior to FAS 142, license intangible assets were amortized over 40 years. As this amortization cost was recognized, the related deferred tax liability was recognized as a decrease in income tax expense. Under FAS 142, previously recognized unamortized balances of license intangible assets and associated deferred income tax liabilities remain unchanged except upon the recognized impairment in the value of these assets or any ultimate sale of territories. At December 31, 2003 and 2002, we had approximately $5.0 billion and $4.6 billion of deferred tax liabilities, respectively, on license intangible assets. These deferred tax liabilities, while impacted by tax rate changes and currency translations, will decrease only for the reasons above but will increase for the effect of any tax deductions realized on tax deductible license intangible assets.

Goodwill and license intangible assets at December 31, 2003 associated with acquisitions completed in 2003 may continue to be adjusted as the values of assets and liabilities acquired are finalized.

Note 19

COMMITMENTS AND CONTINGENCIES

Contractual Obligations and Other Commercial Commitments: The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2003 (in millions):

	Payments due by Period
Contractual Obligations	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt	$11,646	$1,094	$273	$2,052	$921	$877	$6,429
Long-term purchase agreements	9,779	2,260	2,353	1,810	1,459	1,056	841
Operating leases (future minimum)	402	76	58	40	31	32	165
Customer contractual arrangements	435	99	89	78	105	55	9

Total contractual cash obligations	$22,622	$3,529	$2,773	$3,980	$2,516	$2,020	$7,444

	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total	2004	2005	2006	2007	2008	Thereafter
Standby letters of credit	$365	$356	$9	$—	$—	$—	$—
Affiliate guarantees	196	5	—	35	8	10	138

Total commercial commitments	$561	$361	$9	$35	$8	$10	$138

Purchase Agreements: The long-term purchase agreements we have with various suppliers are subject to each supplier’s quality and performance.

Operating Leases: We lease office and warehouse space, computer hardware, and machinery and equipment under noncancelable operating lease agreements expiring at various dates through 2039. Rent expense under noncancelable operating lease agreements totaled approximately $144 million, $99 million, and $85 million during 2003, 2002, and 2001, respectively.

Customer Contracts: We participate in customer contractual arrangements for pouring or vending rights in specific athletic venues, specific school districts, or other venues.

Letters of Credit: We have issued letters of credit as collateral for claims incurred under self-insurance programs for workers’ compensation and large deductible casualty insurance programs aggregating $361 million and letters of credit provided for operating activities aggregating $4 million. In December 2003, we executed a committed letter of credit facility under self-insurance programs in the amount of $390 million. Approximately $241 million of the total outstanding at December 31, 2003 is covered by this facility and the majority of the remaining outstanding letters of credit are to be transferred to the facility in 2004.

Affiliate Guarantees: We guarantee debt and other obligations of certain third parties. In North America, we guarantee repayment of indebtedness owed by a PET (plastic) bottle

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

manufacturing cooperative. We also guarantee repayment of indebtedness owed by a vending partnership in which we have a limited partnership interest.

As of December 31, 2003, we have guaranteed payment of up to $262 million owed by certain affiliates, primarily those noted above, to third parties. At December 31, 2003, these affiliates had approximately $196 million of indebtedness guaranteed by us, of which $195 million is owed by a manufacturing cooperative and a vending partnership. We hold no assets as collateral against these guarantees and no contractual recourse provisions exist under the guarantees that would enable us to recover amounts we guarantee in the event of an occurrence of a triggering event under these guarantees. These guarantees, which expire at varying dates through 2015, arose as a result of our ongoing business relationships. No amounts are recorded for our obligations under these guarantees as we consider the risk of default associated with these guarantees to be remote.

Other Contingencies: Our business practices are being reviewed by the European Commission in various jurisdictions for alleged abuses of an alleged dominant position under Article 82 of the EU Treaty. We do not believe we have a dominant position in the relevant markets, or that our current or past commercial practices violate EU law. Nonetheless, the Commission has considerable discretion in reaching conclusions and levying fines, which are subject to judicial review. The Commission has not notified us when it might reach any conclusions.

In addition, we are also the subject of investigations by Belgian and French competition law authorities for our compliance with respect to competition laws. These proceedings are subject to further review and we intend to continue to vigorously defend against an unfavorable outcome. At this time, it is not possible for us to determine the ultimate outcome of this matter.

Our California subsidiary has been sued by several current and former employees over alleged violations of state wage and hour rules. Our California subsidiary is vigorously defending against the claims but at this time it is not possible to predict the outcome.

Our California subsidiary was also involved in another lawsuit by current and former employees over alleged violations of state wage and hour rules that settled in 2001. In late 2003 we received proceeds of approximately $21 million from our insurance carriers to reimburse us for the cost of this settlement.

In 2000, CCE and TCCC were found by a Texas jury to be jointly liable in a combined amount of $15.2 million to five plaintiffs, each a distributor of competing beverage products. These distributors sued alleging that CCE and TCCC engaged in unfair marketing practices. The trial court’s verdict was upheld by the Texas Court of Appeals in July 2003; we and TCCC have applied to the Texas Supreme Court for leave to appeal to that court. We believe our accruals are adequate to cover the damages awarded by the trial court if its verdict is allowed to stand. The claims of the three remaining plaintiffs in this case remain to be tried and four additional competitors have filed similar claims against us. We have not provided for any potential awards under these additional claims. We intend to vigorously defend against these claims.

In June 2003, Riverwood International Corporation filed a patent infringement suit against MeadWestvaco Corporation in the United States District Court for the Northern District of Georgia. We currently hold a multi-year supply contract with MeadWestvaco for the supply of paperboard cartons, including the cartons known as the “Fridge Pack.” Riverwood’s suit sought to enjoin MeadWestvaco from supplying us with Fridge Pack packaging. An agreement related to this suit was reached in late 2003 requiring us to pay approximately $4 million to settle any and all claims related to this matter.

Under the Jumpstart programs with TCCC, we received payments from TCCC for a portion of the cost of developing the infrastructure (consisting primarily of people and systems) necessary to support accelerated placements of cold drink equipment. We recognize the payments primarily as cold drink equipment is placed, through 2008, and over the period we have the potential requirement to move equipment, through 2020. Should we not satisfy the provisions of the programs, the agreement provides for the parties to meet to work out mutually agreeable solutions. Should the parties be unable to agree on alternative solutions, TCCC would be able to seek a partial refund of amounts previously paid. No refunds have ever been paid under the programs and we believe the probability of a partial refund of amounts previously paid under the programs is remote. We believe we, in all cases, will be able to resolve any matters that might arise regarding these programs. In 2003, we did not meet certain requirements for the allocation of purchases between venders and coolers and minimum purchase requirements

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

in certain countries because of changes in the business environment. However, in total we did purchase and place the required minimums in both North America and Europe and TCCC has agreed to our compliance under the Jumpstart programs through 2003.

Under the SGI agreement with TCCC, we are eligible to receive up to $165 million of “Volume Growth Funding” in 2004 which is to be earned by attaining mutually established sales volume growth targets for brands owned by TCCC. The annual and quarterly target minimums are established for each program year through mutual agreements with TCCC. Sales volume growth is determined through a formula with adjustments for brand conversions, brand acquisitions, new brand introductions, and performance in excess of the previous year’s performance. If these minimum targets are not met, penalties of $1 per equivalent case shortfalls to target are offset against the Volume Growth Funding available under the program. Under the SGI agreement, quarterly funding commitments are advanced at the beginning of each quarter less penalties for shortfalls to targets not previously offset. We do not anticipate we will incur penalties that will be offset against the $165 million Volume Growth Funding available to us under the SGI agreement for 2004.

Our tax filings are routinely subjected to audit by tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. Currently, there are assessments or audits which may lead to assessments involving certain of our subsidiaries, including our subsidiary in Canada, that may not be resolved in the foreseeable future. We believe we have substantial defenses to the questions being raised and intend to pursue all legal remedies available if we are unable to reach a resolution with the authorities. We believe we have adequately provided for any ultimate amounts that would result from these proceedings, however, it is too early to predict a final outcome in these matters.

In December 2003, we settled our claims against our insurance carriers for the losses we incurred in the 1999 Belgian recall. Under the agreement, we received $47.5 million upon the execution of a final settlement agreement in exchange for a release of our claims. We do not anticipate any additional recoveries associated with the product recall in Belgium.

At January 31, 2004, there were two federal and two state superfund sites for which CCE and our bottling subsidiaries’ involvement or liability as a potentially responsible party (PRP) was unresolved. We believe any ultimate liability under these PRP designations will not have a material adverse effect on our financial position, cash flows, or results of operations. In addition, we or our bottling subsidiaries have been named PRPs at 35 other federal and 10 other state superfund sites under circumstances that have led us to conclude that either (i) we will have no further liability because we had no responsibility for having deposited hazardous waste, (ii) our ultimate liability, if any, would be less than $100,000 per site, or (iii) payments made to date will be sufficient to satisfy all liability.

We are a defendant in various other matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect our financial position, results of operations, or liquidity.

Note 20

NEW ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” revised December 2003. FIN 46 requires variable interest entities to be consolidated by the primary beneficiary of the entity in certain instances. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 are to be applied by us in the first quarter of 2004. We participate in manufacturing cooperatives and have ownership in a vending partnership. Amounts owed by these entities at December 31, 2003 total $240 million. We are currently evaluating the implications of the adoption of FIN 46 on our financial position, cash flows, and results of operations. Should we determine under FIN 46 we are required to consolidate the manufacturing cooperatives and vending partnership, our debt balances will increase by the amounts then owed by these entities.

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements

Note 21

QUARTERLY FINANCIAL INFORMATION

Unaudited quarterly financial information and summarized fiscal year financial information which is audited follows (in millions except per share data):

2003	First(A)	Second(B)	Third(C)	Fourth(D)	Fiscal Year
Net operating revenues	$3,667	$4,617	$4,734	$4,312	$17,330

Gross profit	$1,519	$1,927	$1,956	$1,763	$7,165

Net income applicable to common shareowners	$27	$259	$259	$128	$674	(G)

Basic net income per share applicable to common shareowners	$0.06	$0.57	$0.57	$0.28	$1.48

Diluted net income per share applicable to common shareowners	$0.06	$0.56	$0.56	$0.28	$1.46

2002	First	Second	Third(E)	Fourth(F)	Fiscal Year(G)
Net operating revenues	$3,466	$4,234	$4,328	$4,029	$16,058

Gross profit	$1,403	$1,763	$1,780	$1,653	$6,600

Net income applicable to common shareowners	$9	$214	$190	$77	$491

Basic net income per share applicable to common shareowners	$0.02	$0.48	$0.42	$0.17	$1.09

Diluted net income per share applicable to common shareowners	$0.02	$0.47	$0.42	$0.17	$1.07	(H)

For quarterly reporting, we report on the Friday closest to the end of the quarterly calendar period for reporting convenience.

(A)	Net income for the first quarter of 2003 includes a $5 million ($0.01 per diluted common share) benefit from the sale of a manufacturing facility to TCCC and a $5 million ($0.01 per diluted common share) reduction in interest expense from a retroactive adjustment on certain interest rate swap agreements as a result of declining interest rates.

(B)	Net income for the second quarter of 2003 includes a $7 million ($0.02 per diluted common share) benefit from the revaluation of income tax obligations.

(C)	Net income for the third quarter of 2003 includes a $4 million ($0.01 per diluted common share) net benefit from the revaluation of income tax obligations.

(D)	Net income for the fourth quarter of 2003 includes a $44 million ($0.10 per diluted common share) benefit from the receipt of insurance proceeds, a $20 million ($0.04 per diluted common share) net benefit as a result of the revaluation of various income tax obligations and a $9 million ($0.02 per diluted common share) benefit from the settlement of pre-acquisition contingencies, offset by a $23 million ($0.05 per diluted common share) charge as a result of provincial income tax rate changes in certain provinces in Canada.

(E)	Net income in the third quarter of 2002 includes a benefit from the revaluation of income tax obligations of $4 million ($0.01 per common share).

(F)	Net income for the fourth quarter of 2002 includes a $16 million benefit for the settlement of supplier rebates and a $16 million charge for additional marketing costs with TCCC. In addition, income tax expense in the fourth quarter of 2002 includes the benefit of income tax rate changes totaling approximately $16 million ($0.03 per common share).

(G)	Due to rounding, the quarterly amounts do not total the full-year amounts.

(H)	Due to rounding and the method required by FAS No. 128 to calculate per share data, the quarterly per share data does not total the full-year per share data.

Coca-Cola Enterprises Inc.

Management’s Financial Review

OPERATIONS REVIEW

The following table presents consolidated income statement data as a percentage of net operating revenues for the years ended December 31, 2003, 2002, and 2001:

	2003	2002	2001
Net operating revenues	100.0%	100.0%	100.0%
Cost of sales	58.7	58.9	60.1

Gross profit	41.3	41.1	39.9
Selling, delivery, and administrative expenses	32.2	32.6	35.9

Operating income	9.1	8.5	4.0
Interest expense, net	3.5	4.1	5.0
Other nonoperating income, net	0.0	0.0	0.0

Income (loss) before income taxes and cumulative effect of accounting change	5.6	4.4	(1.0)
Income tax expense (benefit)	1.7	1.3	(0.9)

Net income (loss) before cumulative effect of accounting change	3.9	3.1	(0.1)
Cumulative effect of accounting change, net of taxes	0.0	0.0	(2.0)

Net income (loss)	3.9	3.1	(2.1)
Preferred stock dividends	0.0	0.0	0.0

Net income (loss) applicable to common shareowners	3.9%	3.1%	(2.1)%

Our results for all periods presented in this Annual Report reflect our adoption of Emerging Issues Task Force (EITF) No. 02-16, “Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor,” affecting how we classify payments from vendors. Under the provisions of EITF 02-16, cash consideration received by a customer from a vendor is presumed to be a reduction in cost of sales. Under EITF 02-16, our income statements classify marketing funding and cold drink equipment placement funding received from The Coca-Cola Company (TCCC) and other licensors in cost of sales. These payments were previously included in net operating revenues as a reduction of discounts and allowances given to customers or as a reduction in selling, delivery, and administrative expenses, respectively. We have elected to apply EITF 02-16 to all existing programs, and accordingly, all reported periods reflect this classification requirement. Upon adoption of EITF 02-16 in 2003, we classified as reductions in cost of sales in the 2002 and 2001 income statements approximately $882 million and $651 million of direct marketing support from TCCC and other licensors previously included in net operating revenues for the years ended December 31, 2002 and 2001, respectively. For the years ended December 31, 2002 and 2001, we classified in cost of sales approximately $77 million and $74 million, respectively, of cold drink equipment placement funding previously included in selling, delivery, and administrative expenses. We also classified in net operating revenues $51 million and $45 million of net payments for dispensing equipment repair services received from TCCC, previously included in selling, delivery, and administrative expenses for the years ended December 31, 2002 and 2001, respectively.

EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products,” was effective beginning January 1, 2002 and required certain selling expenses we incur to be classified as deductions from revenue. Comparable amounts for prior years were required to be classified in accordance with this EITF consensus. We classified approximately $95 million of selling expenses as deductions in net operating revenues in 2001.

Operating Income

2003 – In 2003, reported operating income increased 16 percent to $1,577 million from $1,364 million for 2002. Comparable operating income of $1,487 million in 2003 increased 9 percent from 2002. There were no items in 2002 affecting comparability of operating income. A reconciliation of reported 2003 operating income to comparable operating income is presented below (in millions):

2003 Reported Operating Income:	$1,577
Net insurance proceeds	(68)
Settlement of pre-acquisition contingencies	(14)
Gain on sale of hot-fill facility	(8)

2003 Comparable Operating Income	$1,487

Coca-Cola Enterprises Inc.

Management’s Financial Review

Below are the significant components of the 9 percent increase in comparable operating income in 2003:

Changes to Operating Income:
2003 increase in gross margin percentage	6 1/2%
Incremental operating income from increased volume	1 1/2
Impact of currency exchange rate changes	4 1/2
Increase in selling, delivery, and administrative expenses	(5)
Other operating income changes	1 1/2

Total Percentage Increase in Operating Income	9%

2002 – In 2002, reported operating income increased 127 percent to $1,364 million from $601 million for 2001. Reported operating income increased 23 percent from 2001 comparable operating income of $1,109 million. There were no items in 2002 affecting comparability of operating income. A reconciliation of reported 2001 operating income to comparable operating income is presented below (in millions):

2001 Reported Operating Income:	$601
License intangible amortization	391
Restructuring charge	78
Additional six months of 2001 operating income for the Herb acquisition	39

2001 Comparable Operating Income	$1,109

Below are the significant components of the 23 percent increase in operating income in 2002:

Changes to Operating Income:
2002 increase in gross margin percentage	11%
Operating income improvements (primarily a result of 2001 restructuring)	9
Incremental operating income from increased volume	4 1/2
Impact of currency exchange rate changes	1 1/2
Incremental Project Pinnacle expenses incurred in 2002	(3)

Total Percentage Increase in Operating Income	23%

Net Operating Revenues

2003 – Net operating revenues increased 8 percent to $17.3 billion from $16.1 billion in 2002. Significant items that impacted our 2003 net operating revenue growth included unseasonably warm weather in Europe and our efforts to increase pricing in North America. The revenue split between our North American and European operations was 73 percent and 27 percent, respectively. Great Britain contributed approximately 48 percent of European revenues in 2003. The following table outlines the significant components of the increase in net operating revenues in 2003:

	Consolidated	North America	Europe
Changes to Net Operating Revenues:
Net price per case growth in 2003	2 1/2%	2%	2 1/2%
Incremental net operating revenues from increased volume	1 1/2	—	7 1/2
Impact of currency exchange rate changes	4	1/2	15

Total Percentage Increase in Net Operating Revenues	8%	2 1/2%	25%

We earn revenues from products when the product is delivered or when we collect cash from vending machines. We earn service revenues for equipment maintenance and production when services are performed.

“Bottle and Can Net Pricing Per Case” and “Currency-Neutral Bottle and Can Net Pricing Per Case” are provided to assist in evaluation of bottle and can pricing trends in the marketplace and to distinguish the impact of foreign currency exchange rate changes to our operations. Bottle and can net pricing per case is based on the invoice price charged to customers reduced by promotional allowances and excludes the impact of fountain gallon volume and other items that are not directly associated with bottle and can pricing in the retail environment. Our bottle and can sales accounted for 91 percent of our net revenues for 2003. The following table presents the reconciliation of these measures to the change in net revenues per case for full-year 2003. All per case percentage changes are rounded to the nearest 1/2 percent and are based on wholesale physical case volume.

	Consolidated	North America	Europe
Change in Net Revenues
Per Case	6.0%	2.5%	16.5%
Impact of Excluding Post Mix Revenues, Agency Revenues, and Other Revenues	0.5	0.0	0.5

Bottle and Can Net Pricing Per Case	6.5	2.5	17.0
Impact of Currency Exchange Rate Changes	(4.0)	(0.5)	(14.5)

Currency-Neutral Bottle and Can Net Pricing Per Case	2.5%	2.0%	2.5%

Coca-Cola Enterprises Inc.

Management’s Financial Review

Net pricing per case is impacted by the price charged per package, the volume generated in each package, and the channels in which those packages are sold. To the extent we are able to increase volume in higher margin packages that are sold through higher margin channels, our bottle and can net pricing per case will increase without an actual increase in wholesale pricing. For example, we typically charge a lower net price per case and realize a lower gross profit per case on a physical case of 12-ounce cans sold in a supermarket than a case of 20-ounce bottles sold in convenience stores. The increases in 2003 reflect our continued commitment to pricing initiatives in both North America and Europe.

We participate in various programs and arrangements with customers designed to increase the sales of our products by these customers. Among the programs with customers are arrangements in which allowances can be earned by the customer for attaining agreed-upon sales levels and/or for participating in specific marketing programs. Coupon programs and under-the-cap promotions are also developed on a territory-specific basis with the intent of increasing sales for all customers. The cost of all of these various programs, included as deductions in net operating revenues, totaled approximately $1,729 million and $1,484 million in 2003 and 2002, respectively. The increase in the cost of these programs is primarily due to volume increases, the impact of foreign currency translation, and our increased focus on improved revenue management in 2003. Increases in the frequency and costs of these programs were necessary to improve net pricing in 2003. Accordingly, the cost of these programs as a percentage of gross revenues was 6.2 percent in 2003 as compared to 5.9 percent for 2002.

We also participate in contractual arrangements for pouring or vending rights in specific athletic venues, specific school districts, or other locations. The net unamortized balance of these arrangements at December 31, 2003 totaled approximately $536 million (consisting of gross amounts of approximately $922 million net of $386 million in accumulated amortization) included in other noncurrent assets. Amortization expense on these assets, included as deductions in net operating revenues, totaled approximately $143 million, $128 million, and $89 million in 2003, 2002, and 2001, respectively. Estimated amortization expense for assets existing at December 31, 2003 for the next five fiscal years is as follows (in millions): 2004 – $127; 2005 – $115; 2006 – $104; 2007 – $92; and 2008 – $79.

At December 31, 2003, the liability associated with these arrangements totaled approximately $435 million, $99 million of which is included in accounts payable and accrued expenses and $336 million of which is included in other long-term obligations. Cash payments on these obligations totaled approximately $82 million, $79 million and $59 million in 2003, 2002, and 2001, respectively. Over the next five years and thereafter, future payments required under these contractual arrangements are as follows (in millions): 2004 – $99; 2005 – $89; 2006 – $78; 2007 – $105; 2008 – $55; and thereafter – $9. For presentation purposes, amortization expense included in the Consolidated Statements of Cash Flows is reduced by the amount of cash payments made under these arrangements.

2002 – Net operating revenues increased 7 percent to $16.1 billion from $15.0 billion in 2001. The revenue split between our North American and European operations was 76 percent and 24 percent, respectively. Great Britain contributed approximately 51 percent of European revenues in 2002.

The following table presents the reconciliation of “Bottle and Can Net Pricing Per Case” and “Currency-Neutral Bottle and Can Net Pricing Per Case” to the change in net revenues per case for full-year 2002. The changes have been adjusted to include the impact of the Herb acquisition as if completed on January 1, 2001. All per case percentage changes are rounded to the nearest 1/2 percent and are based on wholesale physical case volume.

	Consolidated	North America	Europe
Change in Net Revenues Per Case	0.0%	(1.5)%	5.5%
Impact of Excluding Post Mix Revenues, Agency Revenues, and Other Revenues	1.0	1.0	1.0

Reported Change	1.0	(0.5)	6.5
Impact of Adjustments for the Settlement of Promotional Programs and Other Items Affecting Comparability	(0.5)	(0.5)	0.0
Impact of Constant Territory Adjustments for Acquisitions	1.0	1.0	0.0

Bottle and Can Net Pricing Per Case	1.5	0.0	6.5
Impact of Currency Exchange Rate Changes	(1.0)	0.5	(4.5)

Currency-Neutral Bottle and Can Net Pricing Per Case	0.5%	0.5%	2.0%

Coca-Cola Enterprises Inc.

Management’s Financial Review

The cost of various programs and arrangements with customers designed to increase the sales of our products by those customers, included as deductions in net operating revenues, totaled approximately $1,484 million and $1,314 million in 2002 and 2001, respectively. The increase in the cost of these programs is due to volume increases as well as the change in our relationship with TCCC. Beginning in 2002, all costs associated with customer cooperative trade marketing programs (CTM), except for certain identified customers, shifted to us, and all costs for local media programs in North America shifted to TCCC.

Volume

2003 – Comparable volume results, as adjusted for acquisitions completed in 2002 and 2003, are reconciled to volume changes for full-year 2003 in the following table.

	Consolidated	North America	Europe
Change in Volume	2.0%	0.5%	7.5%
Impact of Acquisitions	(0.5)	(0.5)	(2.0)

Comparable Bottle and Can Volume	1.5%	0.0%	5.5%

Comparable volume results are presented below for 2003 by major brand category:

	Change	% of Total
North America:
My Coke Portfolio	(1)%	61%
Flavors	1	26
Juices, Isotonics, and Other	(1)	8
Water	12 1/2	5

Total	0%	100%

Europe:
My Coke Portfolio	6%	66 1/2%
Flavors	3	22
Juices, Isotonics, and Other	1	8
Water	25	3 1/2

Total	5 1/2%	100%

Consolidated:
My Coke Portfolio	1%	62%
Flavors	1	25
Juices, Isotonics, and Other	(1)	8
Water	14 1/2	5

Total	1 1/2%	100%

Our total market share in our territories did not change in 2003 as compared to 2002. In 2003 and 2002, our sales represented approximately 13 percent of total nonalcoholic beverage sales in our North American territories and approximately 8 percent of total nonalcoholic beverage sales in our European territories. Sales of our products compared to combined alcoholic and nonalcoholic beverage products in our territories would be significantly less in both years.

On a physical case basis, North American operations comprised 76 percent and 77 percent of our 2003 and 2002 volume, respectively. Our consolidated can volume for 2003 was approximately the same as 2002. Our 500-ml PET volume increased 12 percent on a consolidated basis, 8 percent in North America, and 16 percent in Europe. The new 24-ounce PET bottle generated very positive consumer response in its first full year of distribution in North America.

The performance of our My Coke Portfolio brands in 2003 (includes all regular and diet Coca-Cola trademark products) indicated a consumer preference for more health-conscious choices. We face an emerging challenge with the heightened emphasis on health and wellness issues. Consumers are demanding more beverage choices and we must have the products and packages available to accommodate these changing wants and needs. This is particularly important in the elementary and middle school segment of our education channel. Our total education channel, consisting of elementary, middle, and high schools, along with colleges and universities, contributed approximately 2 1/2 percent of our total volume in 2003. With a portfolio that includes juices and juice drinks, refreshment brands like Sprite and Coca-Cola classic, and hydration and energy brands such as Dasani and Powerade, we believe we are in an excellent position to meet the health and wellness sensitivities of the education and other channels.

Diet Coke/Coke light volume increased approximately 4 percent on a consolidated basis for 2003. In North America, the reintroduction of diet Cherry Coke and the introduction of diet Vanilla Coke in 2002 partially offset lower volume of Coca-Cola classic in 2003. In Europe, the success of Coke light with lemon and the introduction of diet Vanilla Coke, along with the introduction of Vanilla Coke, contributed to a significant growth in trademark brands in 2003.

On a consolidated basis, the increase in flavors volume was attributable to a 9 percent increase in Fanta volume for the year, and the performance of water brands is mostly due to strong sales of Dasani in North America. European water growth benefited from the unseasonably warm summer weather and the acquisition of the Chaudfontaine water brand.

Coca-Cola Enterprises Inc.

Management’s Financial Review

2002 – Comparable volume results, as adjusted for acquisitions completed in 2001 and 2002, are reconciled to volume changes for full-year 2002 in the following table.

	Consolidated	North America	Europe
Change in Volume	7.0%	8.0%	4.5%
Impact of Constant Territory Adjustments For Acquisitions	(3.0)	(4.5)	0.0

Comparable Bottle and Can Volume	4.0%	3.5%	4.5%

Comparable volume results for 2002 are presented below by major brand category:

	Change	% of Total
North America:
My Coke Portfolio	4%	62%
Flavors	(4)	25 1/2
Juices, Isotonics, and Other	18 1/2	8
Water	29	4 1/2

Total	3 1/2%	100%

Europe:
My Coke Portfolio	2%	67%
Flavors	7 1/2	23
Juices, Isotonics, and Other	13	8
Water	27	2

Total	4 1/2%	100%

Consolidated:
My Coke Portfolio	3 1/2%	63%
Flavors	(2)	25
Juices, Isotonics, and Other	17 1/2	8
Water	29	4

Total	4%	100%

On a physical case basis, North American operations comprised 77 percent and 76 percent of our 2002 and 2001 volume, respectively. For our consolidated operations, our 20-ounce volume increased more than 8 percent in 2002, our 500-ml volume increased more than 6 1/2 percent, and can volume increased approximately 3 percent.

In 2002, we introduced several new brands and packages in both North America and Europe. In North America, Vanilla Coke and diet Vanilla Coke were introduced. We also added two juice drink extensions in 2002, Minute Maid Pink Lemonade and Lemonade light. The Fridge Pack was also introduced in 2002 in two test markets and we expanded introduction of this package further in our North American territories during 2003. In Europe, we introduced diet Coke with lemon and several brand extensions for Fanta. New, locally oriented, Fanta flavors such as Fruit Twist in Great Britain, Latina in France, and Sapaya in Belgium along with a new, proprietary contoured bottle for Fanta, generated positive consumer response.

Cost of Sales

2003 – Cost of sales increased 7 percent to $10,165 million for 2003 from $9,458 million for 2002. “Bottle and Can Cost of Sales Per Case” and “Currency-Neutral Bottle and Can Cost of Sales Per Case” are provided to assist in evaluating cost trends for bottle and can products and to distinguish the impact of foreign currency exchange rate changes to our operations. These measures exclude the impact of fountain ingredient costs, as well as marketing credits and Jumpstart funding, to isolate the change in bottle and can ingredient and packaging costs. The following table presents the reconciliation of these measures to the change in cost of sales per case for full-year 2003. All per case percentage changes are rounded to the nearest 1/2 percent and are based on wholesale physical case volume.

	Consolidated	North America	Europe
Change in Cost of Sales
Per Case	5.5%	2.0%	15.0%
Impact of Excluding Bottle and Can Marketing Credits and Jumpstart Funding	(0.5)	(1.0)	0.0
Impact of Excluding Costs of Post Mix Revenues, Agency Revenues, and Other Revenues	0.5	0.5	0.0

Bottle and Can Cost of Sales
Per Case	5.5	1.5	15.0
Impact of Currency Exchange Rate Changes	(4.5)	(1.0)	(14.0)

Currency-Neutral Bottle and Can Cost of Sales Per Case	1.0%	0.5%	1.0%

Our cost of sales per case results for 2003 reflect continued favorable can pricing that was offset by moderate PET and concentrate cost increases, including carbonated beverage concentrate cost increases for full-year 2003 of approximately 1 percent in North America and 2 percent in Europe.

In 2003, we sold a hot-fill plant in Truesdale, Missouri to TCCC for approximately $58 million realizing cost recoveries for operating, depreciation, and carrying costs of $8 million as a reduction of cost of sales.

Coca-Cola Enterprises Inc.

Management’s Financial Review

2002 – Cost of sales increased 5 percent to $9,458 million for 2002 from $9,015 million for 2001. The following table presents the reconciliation of “Bottle and Can Cost of Sales Per Case” and “Currency-Neutral Bottle and Can Cost of Sales Per Case” to the change in cost of sales per case for full-year 2002. The changes have been adjusted to include the impact of the Herb acquisition as if completed on January 1, 2001. All per case percentage changes are rounded to the nearest 1/2 percent and are based on wholesale physical case volume.

	Consolidated	North America	Europe
Change in Cost of Sales
Per Case	(2.0)%	(4.0)%	5.0%
Impact of Excluding Bottle and Can Marketing Credits and Jumpstart Funding	2.0	3.5	(2.5)
Impact of Excluding Costs of Post Mix Revenues, Agency Revenues, and Other Revenues	0.5	0.0	1.5
Impact of Constant Territory Adjustments for Acquisitions	0.5	0.0	0.0

Bottle and Can Cost of Sales Per Case	1.0	(0.5)	4.0
Impact of Currency Exchange Rate Changes	(1.0)	0.5	(4.5)

Currency-Neutral Bottle and Can Cost of Sales Per Case	0.0%	0.0%	(0.5)%

Our cost of sales per case results for 2002 reflect lower packaging material costs and favorable overhead costs which offset our increase in concentrate costs, including carbonated beverage concentrate cost increases for full-year 2002 of approximately 1 1/2 percent in North America and 2 1/2 percent in Europe.

Selling, Delivery, and Administrative Expenses

2003 – Selling, delivery, and administrative (SD&A) expenses increased 7 percent to $5,588 million in 2003 from $5,236 million in 2002. The following table presents the impact of favorable items and currency exchange rate changes on the change in selling, delivery, and administrative expenses for 2003 from 2002.

Reported Selling, Delivery, and Administrative Expenses	7%
Impact of Insurance Proceeds and Settlement of Pre-acquisition Contingencies	1
Impact of Currency Exchange Rate Changes	(3)

Currency-Neutral Change in Selling, Delivery, and Administrative Expenses	5%

On a currency-neutral basis, this increase reflects our commitment to closely manage our costs and control operating expense growth. On a currency-neutral basis, our reported SD&A expenses increased 3 percent in North America and 6 percent in Europe. For North America, this change in SD&A expenses excludes the benefit of $21 million related to the receipt of insurance proceeds and $14 million related to the settlement of pre-acquisition contingencies. For Europe, this change in SD&A excludes the benefit of the receipt of $47 million in insurance proceeds.

The following table presents selling, delivery, and administrative expenses as a percentage of net operating revenues. (in millions):

	2003	2002
Selling, Delivery, and Administrative Expenses	$5,588	$5,236
Net Operating Revenues	17,330	16,058
Selling, Delivery, and Administrative Expenses as a percentage of Net Operating Revenues	32.2%	32.6%

The decrease in 2003 from 2002 results from our favorable increases in volume and net pricing per case partially offset by moderate SD&A cost growth.

Depreciation expense increased $57 million to $1,022 million for 2003 from $965 million for 2002. Approximately $55 million of this increase was included in selling, delivery, and administrative expenses with the balance included in cost of sales. The increase in depreciation expense is a result of increased capital expenditures in recent years.

In 2003, our restructuring accrual decreased by $14 million due to payments for severance benefits of approximately $13 million and estimate adjustments of approximately $1 million, including payment of all remaining amounts related to Great Britain’s 2002 restructuring. The remaining balance of $3 million at December 31, 2003 represents remaining severance benefits to be paid.

Coca-Cola Enterprises Inc.

Management’s Financial Review

2002 – SD&A expenses declined approximately 3 percent to $5,236 million in 2002 as compared to reported SD&A of $5,383 million in 2001. SD&A expenses increased 5 percent from 2001 comparable SD&A expenses of $5,004 million. There were no items in 2002 affecting comparability of SD&A expenses. A reconciliation of reported 2001 SD&A to comparable SD&A is presented below (in millions):

2001 Reported Selling, Delivery, and Administrative Expenses	$5,383
License intangible amortization	(391)
2001 restructuring charge	(78)
Media expenses due to the change in our media programs	(46)
SD&A expense for the first 6 months of 2001 for Herb	136

2001 Comparable Selling, Delivery, and Administrative Expenses	$5,004

The 5 percent increase in comparable SD&A expenses in 2002 is primarily attributable to incremental expenses associated with additional volume, the impact of currency exchange rate changes, and incremental operating expenses associated with Project Pinnacle.

The restructuring charges in 2001 related to a series of steps designed to improve our cost structure, including the elimination of unnecessary support functions following the consolidation of North America into one operating unit and streamlining management of the North American operations.

Beginning in 2002, all costs associated with local media programs in North America shifted to TCCC. Selling, delivery, and administrative expenses, which included local media expense in 2001, would have been approximately $46 million lower had this arrangement been in place in 2001. As a result, the shift of local media costs impacts income statement comparisons between 2002 and 2001.

Depreciation expense increased approximately $64 million for 2002 as compared to 2001. Approximately $50 million of this increase was included in selling, delivery, and administrative expenses with the balance included in cost of sales. Approximately $23 million of the total increase is due to depreciation of assets acquired in the Herb acquisition for a full year in 2002 as compared to six months for 2001 with the remaining increase resulting from increased capital expenditures in recent years.

In 2002, our restructuring accrual decreased by approximately $24 million for severance benefits payments of $25 million and estimate reduction adjustments of $4 million offset by $5 million in costs for a 2002 restructuring program in Great Britain. The restructuring in Great Britain was from the conversion of refillable bottles to non-refillable bottles in production and the resulting elimination of approximately 100 positions.

Interest Expense

2003 – For 2003, interest expense decreased to $607 million from $662 million, or approximately 8 percent on a reported basis and 10 percent on a currency-neutral basis. The change was primarily due to interest market conditions, a decline in our weighted average cost of debt, and a decrease in our debt balances during 2003. Our weighted average cost of debt was 5.1 percent for 2003 and 5.5 percent for 2002. Our average debt balance for 2003 was $12.0 billion as compared to $12.3 billion for 2002. For 2003, our cash repayments on debt exceeded new debt borrowings by approximately $761 million. However, our debt balance increased $426 million in 2003 from changes in foreign currency exchange rates. At December 31, 2003, 27 percent of our debt portfolio was comprised of floating-rate debt with the remainder of our portfolio bearing fixed rates.

2002 – For 2002, interest expense decreased to $662 million from $753 million, or approximately 12 percent on a reported basis and on a currency-neutral basis. The decrease was primarily due to interest market conditions and a decline in our weighted average cost of debt. Our weighted average cost of debt was 5.5 percent for 2002 and 6.3 percent for 2001. Our average debt balance for 2002 increased slightly to $12.3 billion as compared to approximately $11.8 billion for 2001. However, this increase in the average balance was primarily associated with the effects of noncash FAS 133 fair value adjustments and translation adjustments. For 2002, our cash repayments of debt exceeded new debt borrowings by approximately $520 million. At the end of 2002, 35 percent of our debt portfolio was comprised of floating-rate debt with the remainder of our portfolio bearing fixed rates.

Income Tax Expense

2003 – Our effective tax rate was 30 percent for 2003 and 2002 including the net impact of $8 million in reductions recognized for 2003 and $20 million in reductions recognized for 2002. Our effective tax rate would have been approximately 31 percent for 2003 and 33 percent for 2002 excluding these reductions. The reductions in 2003 were due to the benefit of favorable tax items resulting

Coca-Cola Enterprises Inc.

Management’s Financial Review

from the revaluation of income tax obligations of approximately $25 million and other tax adjustments of $6 million, offset by the unfavorable impact of provincial rate changes in Canada totaling approximately $23 million.

2002 – Our effective tax rate for 2002 was 30 percent as compared to 87 percent for 2001 including the impact of $20 million in reductions recognized in 2002 and $56 million in reductions recognized in 2001. Our effective tax rate would have been approximately 33 percent for 2002 and 50 percent for 2001 when we exclude these reductions. We implemented a corporate structuring of certain subsidiaries in the fourth quarter of 2002 which reduced our full-year 2002 effective tax rate by approximately 1/2 percent for 2002. The $20 million in reductions for 2002 were due to approximately $16 million in one-time rate reductions in Canada and Belgium as well as a reduction of approximately $4 million resulting from the revaluation of various income tax obligations.

Per Share Data

2003 – For 2003, our basic net income per common share and diluted net income per common share were $1.48 and $1.46, respectively, versus $1.09 and $1.07 in 2002. The improvement in our earnings per share reflects the favorable impact of foreign currency exchange rate changes, insurance recoveries, the settlement of pre-acquisition contingencies, the previously discussed impacts of improved pricing and volume, a favorable cost environment, and lower interest costs.

The following table reconciles reported earnings per share to comparable earnings per share:

	2003	2002
Reported Earnings Per Share	$1.46	$1.07
Gain on Sale of Hot-Fill Facility	(0.01)	—
Unfav/(Fav) Tax Rate Changes	0.05	(0.03)
Unfav/(Fav) Revaluation of Tax Obligations/Other Tax Adjustments	(0.06)	(0.01)
Net Insurance Proceeds	(0.10)	—
Settlement of Pre-acquisition Contingencies	(0.02)	—

Comparable Earnings Per Share	$1.32	$1.03

Under the April 1996 and October 2000 share repurchase programs authorizing the repurchase of up to 60 million shares, we can repurchase shares in the open market and in privately negotiated transactions. We did not repurchase any shares in 2003. Of the 30 million shares authorized under the 1996 program, 26.7 million shares have been repurchased since inception. The 2000 plan commences upon completion of the 1996 plan. We have no current plans for additional share repurchases and expect to use the majority of excess operating cash flow for debt reduction. In addition, although we have no current plans, we continually evaluate acquisition opportunities and may use excess operating cash flow, additional debt issuances, or common stock for acquisitions as opportunities present themselves.

2002 – For 2002, our basic net income per common share was $1.09 and our diluted net income per common share was $1.07 versus a reported basic and diluted loss per common share of $0.75 for 2001. The cumulative effect of the change in accounting for our Jumpstart program that occurred in 2001 increased our loss per share by $0.70. The remaining improvement in our earnings per share primarily reflects the elimination of amortization on our indefinite-lived license intangible assets, for accounting purposes, as of January 1, 2002 ($0.58 per common share for 2001) and the previously discussed impacts of improved volume, a favorable cost environment, and lower interest costs.

We did not repurchase any shares in 2002 under the April 1996 share repurchase program.

RELATIONSHIP WITH THE COCA-COLA COMPANY

We are a marketer, producer, and distributor principally of Coca-Cola products with approximately 93 percent of our sales volume representing sales of TCCC products. Our license arrangements with TCCC are governed by licensing territory agreements with varying terms. TCCC owned approximately 37 percent of our outstanding shares as of December 31, 2003 with an additional 18 percent owned by employee benefit plans and members of our Board of Directors. From time to time programs with TCCC are modified upon mutual agreement of both parties. Our strategic planning project with TCCC may impact certain of these programs. We are in the process of reviewing our agreements with TCCC and intend to take steps to simplify these arrangements and reduce or change the agreements which may impact our accounting for these programs.

Coca-Cola Enterprises Inc.

Management’s Financial Review

The following table presents transactions with TCCC that directly affect our income statement for the periods presented (in millions):

	2003	2002	2001
Amounts affecting net operating revenues:
Fountain syrup and packaged product sales	$403	$461	$395
Dispensing equipment repair services	53	51	45
Other transactions	10	16	10

	$466	$528	$450

Amounts affecting cost of sales:
Purchases of syrup and concentrate	$(4,451)	$(4,269)	$(3,806)
Purchases of sweetener	(311)	(325)	(295)
Purchases of finished products	(633)	(498)	(441)
Marketing support funding earned	862	837	606
Operating expense support payments	72	77	74
Cost recovery from sale of hot-fill production facility	8	—	—

	$(4,453)	$(4,178)	$(3,862)

Amounts affecting selling, delivery, and administrative expenses:
Cooperative advertising programs	$—	$—	$(52)
Marketing program payments	(2)	(16)	—
Operating expense cost reimbursements:
To TCCC	(18)	(18)	(17)
From TCCC	43	38	25

	$23	$4	$(44)

Upon adoption of EITF 02-16, marketing support previously included in net operating revenues and cold drink equipment placement funding previously included in selling, delivery, and administrative expenses have been classified in cost of sales. In addition, dispensing equipment repair services previously included in selling, delivery, and administrative expenses have been classified in net operating revenues.

Marketing Support and Other Arrangements: CCE and TCCC engage in a variety of marketing programs, local media advertising, and other similar arrangements to promote the sale of products of TCCC in territories in which we operate. The amounts to be paid under the programs are determined annually and as the programs progress during the year. Payments made under the programs, except for amounts paid under the Jumpstart programs, are received or made within the year they are due or shortly thereafter. TCCC is under no obligation to participate in the programs or continue past levels of funding into the future. The amounts paid and terms of similar programs may differ with other licensees. Marketing support programs funded to us provide financial support principally based on product sales to offset a portion of the costs to us of the programs. TCCC also administers certain other marketing programs directly with our customers. In 2003, 2002, and 2001, total direct marketing support paid or payable to us, or to customers in our territories by TCCC, totaled approximately $1,076 million, $1,041 million, and $888 million, respectively. Of these amounts, we recognized $862 million, $837 million, and $606 million as a reduction of cost of sales in 2003, 2002, and 2001, respectively. The totals also include amounts paid directly to our customers by TCCC of approximately $212 million, $201 million, and $279 million for 2003, 2002, and 2001, respectively, as well as $2 million, $3 million, and $3 million paid in 2003, 2002, and 2001, respectively, for TCCC’s participation in long-term agreements.

We have a multi-year Sales Growth Initiative (SGI) agreement with TCCC to promote and support the profitable growth of TCCC brands in our territories. Amounts recognized under the SGI agreement are included in the table above in “Marketing support funding earned.” In each year of the agreement, $30 million of funding is recognized as sales are realized. The remaining funding available to us under the agreement (volume growth funding) is earned by attaining mutually established sales volume growth rates. Sales volume growth is determined through a formula with adjustments for brand conversions, brand acquisitions, and new brand introductions. Growth that exceeds the target in North America offsets any shortfalls in Europe and vice versa.

Volume growth funding under the SGI agreement is advanced to us equally over the four quarters of the program year within thirty days after the beginning of each quarter. We recognize quarterly volume growth funding as a reduction of cost of sales as volume growth is attained. The agreement provides for refunds of volume growth funding advances of $1 per equivalent case should we not attain the specified minimum sales volume growth targets.

For 2002, we recognized the entire $120 million of volume growth funding that was available to us under the agreement. For 2003, we recognized $131 million of

Coca-Cola Enterprises Inc.

Management’s Financial Review

the $170 million that was available to us under the SGI program after adjustment for penalty charges of $39 million because of a shortage of 39 million equivalent cases below our sales volume growth targets for 2003. Under the agreement, $165 million of volume growth funding is available to us for 2004.

We participate in programs with TCCC designed to promote the placement of cold drink equipment (Jumpstart programs). Under the Jumpstart programs, we agree to: (1) purchase and place specified numbers of venders/coolers or cold drink equipment each year through 2008; (2) maintain the equipment in service, with certain exceptions, for a period of at least 12 years after placement; (3) maintain and stock the equipment in accordance with specified standards for marketing TCCC products; and (4) report to TCCC during the period the equipment is in service whether, on average, the equipment purchased under the programs has generated a stated minimum sales volume of TCCC products.

Should we not satisfy these or other provisions of the programs, the agreement provides for the parties to meet to work out mutually agreeable solutions. Should the parties be unable to agree on alternative solutions, TCCC would be able to seek a partial refund of amounts previously paid. No refunds have ever been paid under the programs and we believe the probability of a partial refund of amounts previously paid under the programs is remote. We believe we, in all cases, will be able to resolve any matters that might arise regarding these programs. In 2003, we did not meet certain requirements for the allocation of purchases between venders and coolers and minimum purchase requirements in certain countries because of changes in the business environment. However, in total we did purchase and place the required minimums in both North America and Europe and TCCC has agreed we are in compliance under the Jumpstart programs through 2003.

TCCC’s support payments under the Jumpstart programs were paid in the early years of the agreements. We received approximately $1.2 billion in payments during the period 1994 through 2001. No additional amounts are payable under the Jumpstart programs. We recognize Jumpstart funding as we place cold drink equipment. We recognized $72 million, $77 million, and $71 million in 2003, 2002, and 2001, respectively. These amounts are included in “Operating expense support payments” as a reduction of cost of sales.

We have an agreement with TCCC under which TCCC provides support payments in “Marketing support funding earned” for the marketing of certain brands of TCCC in the Herb territories acquired in 2001. Under the terms of this agreement, we received $14 million in 2003 and will receive $14 million annually through 2008 and $11 million in 2009. Payments received under this agreement are not refundable to TCCC.

We participate in cooperative advertising and brand and trade arrangements with TCCC. Prior to 2002, we paid TCCC a portion of the costs for participation in these programs. Beginning in 2002, all costs in our North American territories under the customer trade marketing (CTM) programs, excluding costs for certain specific customers administered by TCCC, shifted to us and all costs for local media programs in our North American territories shifted to TCCC. However, we continue to pay TCCC and TCCC pays our customers as a representative for the North American bottling system. Amounts paid under CTM programs to TCCC, included as reductions in net operating revenues for payment to customers on our behalf, totaled $219 million for 2003, $248 million for 2002, and $200 million for 2001. Amounts paid under cooperative advertising and brand programs to TCCC, included in selling, delivery, and administrative expenses, in 2001 totaled $52 million.

Participation in Marketing Programs with TCCC: On occasion, we participate in marketing programs outside the scope of recurring arrangements with TCCC. In 2003 and 2002, we paid TCCC approximately $2 million and $16 million, respectively, for participation in marketing programs.

Syrup, Concentrate, Sweetener, and Finished Products: We purchase syrup and concentrate requirements from TCCC to manufacture, package, distribute, and sell TCCC products under licensing agreements. These licensing agreements give TCCC complete discretion to set prices of the syrups and concentrates. We also purchase finished products and fountain syrup from TCCC for sale within our territories and have an agreement with TCCC to purchase substantially all our requirements for sweetener in the United States.

Fountain Syrup and Packaged Product Sales: We sell fountain syrup to TCCC in certain territories and deliver this syrup to certain major fountain accounts of TCCC. We will, on behalf of TCCC, invoice and collect amounts receivable for these fountain sales. We also sell bottle and can product to TCCC at prices that are generally similar to the prices charged by us to our major customers.

Coca-Cola Enterprises Inc.

Management’s Financial Review

Customer Marketing Group and Media Staff Cost Reimbursements: We reached an agreement with TCCC in 2000 to transfer certain responsibilities and the associated staffing for customer marketing group (CMG) efforts in North America to us from TCCC and for local media activities from us to TCCC. Under the agreement, TCCC reimburses us for the CMG staffing costs transferred to us and we reimburse TCCC for the local media staffing costs transferred to TCCC. Amounts reimbursed to us by TCCC for CMG staffing expenses were $43 million, $38 million, and $25 million for 2003, 2002, and 2001, respectively. These costs and cost reimbursements, as applicable, are included in selling, delivery, and administrative expenses. Amounts reimbursed to TCCC for local media staffing expenses were $18 million, $18 million, and $17 million for 2003, 2002, and 2001, respectively.

Other Transactions: Other transactions with TCCC include management fees, office space leases, and purchases of point-of-sale and other advertising items.

In 2003, we sold a hot-fill plant in Truesdale, Missouri, to TCCC for approximately $58 million realizing cost recoveries for operating, depreciation, and carrying costs of $8 million as a reduction of cost of sales.

In 2003, we acquired the production and distribution facilities of Chaudfontaine, a Belgian water brand. At the same time, TCCC acquired the Chaudfontaine water source and brand. The total acquisition cost for both TCCC and CCE was $31 million in cash and assumed debt. Our portion of the acquisition cost was $16 million in cash and assumed debt. We also entered into an agreement with TCCC to equally share the profits or losses from the sale of Chaudfontaine products.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS

In 2003, the FASB issued a revised version of Statement of Financial Accounting Standards No. 132 (FAS 132R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The new statement amends FASB Statements No. 87, 88, and 106 and replaces FAS 132. The following disclosures are based on requirements included in the new statement. As provided by FAS 87, we revalue pension liabilities annually. Pension expense for the current year is based on the prior year-end valuation of liabilities and the expected average value of pension assets. The majority of our pension plans are measured, as provided in FAS 87, at our selected alternative measurement date of September 30th. A measurement date of December 31st is used for all other plans.

The following tables outline significant assumptions used in the determination of pension and other postretirement benefit obligations and expense:

Weighted-average assumptions used to determine benefit obligations:

	Pension Benefits		Other Postretirement Benefits
	2003	2002	2003	2002
Discount Rate	6.0%	6.8%	6.1%	7.0%
Rate of compensation increase	4.6	4.6	—	—

Weighted-average assumptions used to determine net periodic benefit cost:

	Pension Benefits		Other Postretirement Benefits
	2003	2002	2003	2002
Discount Rate	6.8%	6.9%	7.0%	7.0%
Expected return on plan assets	8.3	9.2	—	—
Rate of compensation increase	4.6	4.7	—	—

Pension assets of the North American and Great Britain plans represent approximately 95 percent of pension plan assets. Below is a summary of pension plan asset allocation of those disclosed assets along with expected long-term rate of return by asset category.

	Weighted-Average Allocation			Weighted-Average Expected Long-Term Rate of Return
	Target	Actual
Asset Category	2003	2003	2002
Equity Securities	65%	68%	61%	8.7%
Fixed Income Securities	20	24	31	5.7
Real Estate	5	3	4	9.6
Other	10	5	4	10.4

Total	100%	100%	100%	8.3

We have established formal investment policies for the assets under our plans. Policy objectives include maximizing long-term return at acceptable risk levels, diversifying among asset classes, if appropriate, and among investment managers, as well as establishing relevant risk parameters within each asset class. Specific asset class targets are based on the results of periodic asset liability studies. The investment policies permit variances from the targets within certain parameters. The weighted average expected

Coca-Cola Enterprises Inc.

Management’s Financial Review

long-term rate of return is based on a fourth quarter 2003 review of such rates with input from our investment consultants and managers. Our Fixed Income Securities portfolio is invested primarily in commingled funds and managed for overall return expectations rather than matching duration against plan liabilities; therefore, debt maturities are not significant to the plan performance.

In managing pension plan assets, we utilize a combination of active and passive fund management to maximize pension returns within established risk parameters. We periodically revise asset allocations to improve returns. We complete periodic studies that highlight historical Expected Return on Assets (EROA), the range of EROA that we might expect based on the current allocation of pension assets, indications of potential future funding requirements and pension expense.

As a result of asset losses and the decline in discount rates in recent years, pension expense in future periods will increase when unrecognized losses exceed the defined corridor of losses under FAS 87. Pension expense for 2004 will increase to approximately $150 million as compared to $90 million for 2003, an increase of $60 million. This increase primarily results from actuarial loss increases to be recognized of $50 million principally resulting from the decrease in the average discount rate from 6.8 percent for 2003 to 6.0 percent for 2004. Losses will be amortized to expense until such time as, for example, increases in asset values and/or discount rates reduce unrecognized losses below the defined corridor.

Unrecognized losses net of gains totaling $913 million are deferred under FAS 87 through 2003. Also under FAS 87, net recognized pension liabilities have increased by $515 million through charges to other comprehensive income of $483 million, before income taxes, and recognition of an intangible asset of $32 million. Charges to other comprehensive income, net of tax, for 2003 and 2002 were $106 million and $105 million, respectively.

Consolidated pension contributions were $197 million and $76 million in 2003 and 2002, respectively, of which U.S. contributions represented $168 million and $57 million, respectively. Our policy is to fund the U.S. pension plans at a level to maintain, within established guidelines, the IRS-defined 90 Percent Current Liability Funded status. At January 1, 2003, the date of the most recent calculation, all U.S. funded defined benefit pension plans reflected Current Liability Funded status equal to or greater than 90 percent. In accordance with calculation guidelines, the January 1, 2003 Current Liability Funded status reflects the third quarter 2003 contributions as a receivable. In order to maintain a 90 Percent Current Liability Funded status, which is not required but has been selected by us, we currently estimate that pension contributions to U.S. plans in 2004 will be approximately $225 million. This estimate, however, may be significantly affected by pending legislation that is expected to be finalized by the end of the first quarter of 2004. The primary Canadian plan does not require contributions at this time. Contributions to the primary U.K. plan are based on a percentage of employees’ pay. Contributions to other postretirement benefit plans were $20 million in 2003 and are expected to be approximately $22 million in 2004.

As outlined in Statement of Financial Accounting Standards No. 87 (FAS 87), “Employers’ Accounting for Pensions,” we utilize the five-year asset smoothing technique to recognize market gains and losses for plans representing 84 percent of North American assets. Cumulative losses, net of gains, totaling $174 million have been deferred as of December 31, 2003. Pension expense in 2004 will increase by $12 million over the 2003 level as a result of recognizing previously deferred losses.

Other assumptions used in the calculation of pension liability and expense include termination assumptions, expected payroll increases, and mortality assumptions. Termination and payroll experience are reviewed on a recurring three-year cycle.

We sponsor unfunded defined benefit postretirement plans providing healthcare and life insurance benefits to substantially all U.S. and Canadian employees who retire or terminate after qualifying for such benefits. On December 8, 2003, President Bush signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”) into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. We expect that this legislation may eventually reduce our costs for some of these programs.

At this point, our investigation into our response to the legislation is preliminary, as we await guidance from various governmental and regulatory agencies concerning the requirements that must be met to obtain these cost reductions as well as the manner in which such savings should be measured. Based on this preliminary analysis,

Coca-Cola Enterprises Inc.

Management’s Financial Review

it appears that some of our retiree medical plans will need to be changed to qualify for beneficial treatment under the Act, while other plans can continue unchanged.

Because of various uncertainties related to our response to this legislation and the appropriate accounting methodology for this event, we have elected to defer financial recognition of this legislation until the Financial Accounting Standards Board issues final accounting guidance. When issued, that final guidance could require us to change previously reported information. However, since we have already taken steps to limit our postretirement medical benefits, any reductions in postretirement benefit costs resulting from the Act are not expected to be material. This deferral election is permitted under Financial Accounting Standards Board Staff Position No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.”

CASH FLOW AND LIQUIDITY REVIEW

Liquidity and Capital Resources

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

At December 31, 2003 and 2002, we had approximately $6.8 billion and $3.4 billion, respectively, in available capital under our public debt facilities which could be used for long-term financing, refinancing of debt maturities, and refinancing of commercial paper. Of these amounts, we had available for issuance at December 31, 2003 and 2002 (i) $3.2 billion and $0.2 billion, respectively, available under registration statements with the Securities and Exchange Commission, (ii) $2.1 billion and $2.0 billion, respectively, in debt securities under a Euro Medium-Term Note Program (EMTN), and (iii) $1.5 billion and $1.2 billion ($2.0 billion and $1.9 billion Canadian), respectively, in Canadian dollar debt securities under a Canadian Medium-Term Note Program (CMTN). Our S-3 shelf registration statement to increase the amounts of registered debt securities available for issuance by $3.5 billion became effective in August 2003.

In addition, we satisfy seasonal working capital needs and other financing requirements with short-term borrowings under our commercial paper programs, bank borrowings, and various lines of credit in the countries in which we operate. At December 31, 2003 and 2002, we had approximately $1.0 billion and $1.7 billion, respectively, outstanding in commercial paper. At December 31, 2003 and 2002, we had approximately $3.3 billion and $3.2 billion, respectively, available as a back-up to commercial paper and undrawn working capital lines of credit. We intend to refinance borrowings under our commercial paper programs and our short-term credit facilities with longer-term fixed and floating rate financings, as well as repay a portion of these financings with operating cash flow. At the end of 2003, our debt portfolio contained 73 percent fixed rate debt and 27 percent floating rate debt.

Some of our bank borrowings contain various provisions that, among other things, require us to maintain a leverage ratio (defined as consolidated net debt divided by total capital, including deferred taxes) of less than 75 percent and to limit the incurrence of certain liens or encumbrances in excess of defined amounts. At December 31, 2003 and 2002, our leverage ratio was approximately 56 percent and 61 percent, respectively, and substantially all of our assets were unencumbered. The various requirements currently are not, and it is not anticipated they will become, restrictive to our liquidity or capital resources. Our public debt has no leverage covenant requirements but does limit the incurrence of liens and encumbrances.

Our credit ratings are periodically reviewed by rating agencies. Currently, our long-term ratings from Moody’s, Standard and Poor’s and Fitch are A2, A, and A, respectively. Changes in our operating results, cash flows, or financial position could impact the ratings assigned by the various rating agencies which could ultimately impact our cost of debt. As previously announced, Moody’s changed its rating outlook on us to negative in 2001 but left the existing rating unchanged. Should Moody’s or any other of these ratings be adjusted downward, we could incur higher interest costs on new borrowings.

Summary of Cash Activities

2003 – Our principal sources of cash consisted of those derived from operations of $1,805 million and proceeds from the issuance of debt aggregating $913 million. Our primary uses of cash were for long-term debt repayments of $1,674 million and capital expenditures totaling

Coca-Cola Enterprises Inc.

Management’s Financial Review

$1,099 million. Classifications in the 2002 and 2001 Consolidated Statements of Cash Flows have been conformed to classifications used in the current year for payments and amortization expense associated with contracts for pouring or vending rights in specific athletic venues, specific school districts, or other locations. In addition, classifications in the 2002 and 2001 Consolidated Statements of Cash Flows have been conformed to classifications used in the current year for the presentation of retirement plan contributions in excess of pension expense.

2002 – Our principal sources of cash consisted of those derived from operations of $1,386 million and proceeds from the issuance of debt aggregating $1,739 million. Our primary uses of cash were for long-term debt repayments of $2,259 million and capital expenditures totaling $1,029 million.

Operating Activities

2003 – Cash flows derived from operating activities were $1,805 million in 2003, an increase of $419 million from 2002 cash derived from operating activities of $1,386 million, primarily as a result of improved operating results partially offset by increased pension contributions.

2002 – Cash flows derived from operating activities were $1,386 million in 2002, an increase of $300 million from 2001 cash derived from operating activities of $1,086 million, primarily as a result of improved operating results.

Investing Activities

2003 – Our capital investments of $1,099 million were the principal use of cash for investing activities. We also acquired a water bottling and distribution company in Europe for a cash purchase price of approximately $13 million. Since our inception in 1986, we have acquired numerous bottling companies in North America and western Europe for a total cost of approximately $14.6 billion. Our proceeds from the disposal of capital assets totaled $95 million in 2003, including proceeds from the sale of a hot-fill plant to TCCC of approximately $58 million.

2002 – Our capital investments of $1,029 million were the principal use of cash for investing activities. We also acquired bottlers in North America for a total cost of approximately $30 million.

Financing Activities

2003 – The following table presents issuances of long-term debt and payments on long-term debt as noted in our consolidated statements of cash flows for the year ended December 31, 2003 (in millions):

Issuances	Maturity Date	Rate
$250 million under SEC shelf registration statement	Sep 2006	2.50%	$250
$250 million under SEC shelf registration statement	Sep 2010	4.25	250
$175 million British pound sterling note	May 2006	4.13	276
French revolving credit facilities			71
Other issuances			66

Total			$913

Payments	Maturity Date	Rate
French franc notes	Jan 2003	5.00%	$(27)
Eurobonds	Feb 2003	5.00	(160)
$100 million Canadian dollar note	Mar 2003	5.30	(65)
$175 million British pound sterling note	May 2003	6.50	(276)
$175 million Canadian dollar note	July 2003	6.70	(129)
Capital lease payments			(17)
Other payments			(183)

			(857)
Net payments on commercial paper			(817)

Total			$(1,674)

We intend to refinance a portion of our current maturities of debt at December 31, 2003 with long-term debt financings from either our shelf registration statement with the SEC, the EMTN, or CMTN and fund the remainder with cash from operations.

2002 – $500 million in notes matured in February 2002, approximately $225 million in Euro notes matured in May 2002, approximately $500 million in Eurobonds matured in September 2002, and approximately $246 million in Euro notes matured in October 2002. Approximately $111 million in Canadian dollar notes matured in October 2002 and approximately $64 million in Canadian dollar notes matured in November 2002.

Coca-Cola Enterprises Inc.

Management’s Financial Review

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

Contractual Obligations and Other Commercial Commitments

The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2003 (in millions):

	Payments due by Period
Contractual Obligations	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt	$11,646	$1,094	$273	$2,052	$921	$877	$6,429
Long-term purchase agreements	9,779	2,260	2,353	1,810	1,459	1,056	841
Operating leases (future minimum)	402	76	58	40	31	32	165
Customer contractual arrangements	435	99	89	78	105	55	9

Total contractual cash obligations	$22,622	$3,529	$2,773	$3,980	$2,516	$2,020	$7,444

	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total	2004	2005	2006	2007	2008	Thereafter
Standby letters of credit	$365	$356	$9	$—	$—	$—	$—
Affiliate guarantees	196	5	—	35	8	10	138

Total commercial commitments	$561	$361	$9	$35	$8	$10	$138

Purchase Agreements: The long-term purchase agreements we have with various suppliers are subject to each supplier’s quality and performance.

Operating Leases: We lease office and warehouse space, computer hardware, and machinery and equipment under noncancelable operating lease agreements expiring at various dates through 2039. Rent expense under noncancelable operating lease agreements totaled approximately $144 million, $99 million, and $85 million during 2003, 2002, and 2001, respectively.

Customer Contracts: We participate in customer contractual arrangements for pouring or vending rights in specific athletic venues, specific school districts, or other venues.

Letters of Credit: We have letters of credit outstanding aggregating approximately $365 million at December 31, 2003, principally under self-insurance programs. In December 2003, we executed a committed letter of credit facility under self-insurance programs in the amount of $390 million. Of the $365 million outstanding as of December 31, 2003 approximately $241 million is covered by this facility and the majority of the remaining outstanding letters of credit are to be transferred to the facility in 2004.

Affiliate Guarantees: We have guaranteed payment of up to $262 million owed by certain affiliates, primarily packaging cooperatives, to third parties. Amounts outstanding under these agreements total $196 million at December 31, 2003 of which $195 million is owed by a manufacturing cooperative and a vending partnership. We hold no assets as collateral against these guarantees and no recourse provisions exist under the guarantees that would enable us to recover amounts we guarantee in the event of an occurrence of a triggering event under these guarantees. These guarantees, which expire at varying dates through 2015, arose as a result of investments by bottlers we acquired and our ongoing business relationship with these affiliates. No amounts are recognized for our obligation under these guarantees as we consider the risk of default associated with these guarantees to be remote.

Coca-Cola Enterprises Inc.

Management’s Financial Review

FINANCIAL POSITION

Assets

2003 – Prepaid expenses and other current assets increased approximately 17 percent to $381 million at December 31, 2003 from $325 million at December 31, 2002. This increase is primarily due to higher levels of equipment parts and the effects of currency exchange rate changes. The $401 million increase in property, plant, and equipment, net of allowances for depreciation, resulted from 2003 capital expenditures of approximately $1,099 million and the effects of currency exchange rate changes, offset by the impact of depreciation. The increase in license intangible assets resulted primarily from currency exchange rate changes.

2002 – The increase from December 31, 2001 to December 31, 2002 of $325 million in our net license intangible assets was primarily due to approximately $300 million attributable to the effects of currency exchange rate changes. The remaining increase in license intangible assets is primarily due to acquisitions completed in 2002. The change in our goodwill balance in 2002 of $9 million was due to adjustments to the value of goodwill acquired in acquisitions completed in 2001 totaling $6 million and the recognition of $3 million in goodwill for acquisitions completed in 2002. The $187 million increase in property, plant, and equipment, net of allowances for depreciation, resulted from 2002 capital expenditures of approximately $1,029 million and the effects of currency exchange rate changes, offset by depreciation. Our other noncurrent assets increased $167 million in 2002 primarily due to an increase in the fair value of interest rate swap agreements recorded as fair value hedges under FAS 133. An increase in this asset is offset by a corresponding increase in our debt balance.

Liabilities and Shareowners’ Equity

2003 – The net decrease in long-term debt of $377 million in 2003 resulted primarily from the impact of net repayments of $761 million offset by increases from changes in currency exchange rates of approximately $426 million. The decrease in deferred cash payments from TCCC results primarily from recognition in income of approximately $72 million of payments in 2003.

In 2003, changes in currency exchange rates resulted in a net gain recognized in comprehensive income of $486 million. This amount consists of the benefit of approximately $572 million in foreign currency translation adjustments offset by the impact of net investment hedges of $86 million. As foreign currency exchange rates change, translation of the income statements for our international businesses into U.S. dollars affects the comparability of revenues and expenses between periods.

2002 – The net decrease in long-term debt of $146 million during 2002 resulted primarily from the impact of net debt repayments of $519 million, increases from changes in foreign currency exchange rates of approximately $250 million, and an increase in debt balances due to fair value adjustments to our interest rate swap agreements. The decrease in deferred cash payments from TCCC results primarily from the income recognition of approximately $77 million of payments in 2002.

In 2002, changes in foreign currency exchange rates resulted in a net gain recognized in comprehensive income of $142 million. This amount consists of the benefit of approximately $219 million in foreign currency translation adjustments offset by the impact of net investment hedges of $77 million.

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

A one percent change in the interest costs of floating rate debt outstanding at December 31, 2003 would

Coca-Cola Enterprises Inc.

Management’s Financial Review

change interest expense on an annual basis by approximately $30 million. This amount is determined by calculating the effect of a hypothetical interest rate change on our floating rate debt after giving consideration to our interest rate swap agreements and other risk management instruments. This estimate does not include the effects of other possible occurrences such as actions to mitigate this risk or changes in our financial structure.

Foreign Currency Exchange Rates: Our European operations represented approximately 24 percent of consolidated long-lived assets at the end of 2003 and approximately 27 percent of consolidated net operating revenues for 2003. We are exposed to translation risk because operations in Canada and Europe in local currency are translated into U.S. dollars. As currency exchange rates fluctuate, translation of the income statements of international businesses into U.S. dollars will affect comparability of revenues and expenses between years. We hedge a portion of our net investments in international subsidiaries by creating foreign denominated debt on the books of the parent company. Our revenues are denominated in each international subsidiary’s local currency; thus, we are not exposed to currency transaction risk on our revenues. We are exposed to currency transaction risk on certain purchases of raw materials made and certain obligations of our international subsidiaries.

We currently use currency forward agreements and option contracts to hedge a certain portion of the aforementioned raw material purchases. These forward agreements and option contracts are scheduled to expire in 2004. For the years ended December 31, 2003, 2002, and 2001, the result of a hypothetical 10 percent adverse movement in foreign exchange rates applied to the hedging agreements and underlying exposures would not have had a material effect on our earnings on an annual basis.

CURRENT TRENDS AND UNCERTAINTIES

Contingencies

Our business practices are being reviewed by the European Commission in various jurisdictions for alleged abuses of an alleged dominant position under Article 82 of the EU Treaty. We do not believe we have a dominant position in the relevant markets, or that our current or past commercial practices violate EU law. Nonetheless, the Commission has considerable discretion in reaching conclusions and levying fines, which are subject to judicial review. The Commission has not notified us when it might reach any conclusions.

In addition, we are also the subject of investigations by Belgian and French competition law authorities for our compliance with respect to competition laws. These proceedings are subject to further review and we intend to continue to vigorously defend against an unfavorable outcome. At this time, it is not possible for us to determine the ultimate outcome of this matter.

Our California subsidiary has been sued by several current and former employees over alleged violations of state wage and hour rules. Our California subsidiary is vigorously defending against the claims but at this time it is not possible to predict the outcome.

Our California subsidiary was also involved in another lawsuit by current and former employees over alleged violations of state wage and hour rules that settled in 2001. In late 2003, we received proceeds of approximately $21 million from our insurance carriers to reimburse us for the cost of this settlement.

In 2000, CCE and TCCC were found by a Texas jury to be jointly liable in a combined amount of $15.2 million to five plaintiffs, each a distributor of competing beverage products. These distributors sued alleging that CCE and TCCC engaged in unfair marketing practices. The trial court’s verdict was upheld by the Texas Court of Appeals in July 2003; we and TCCC have applied to the Texas Supreme Court for leave to appeal to that court. We believe our accruals are adequate to cover the damages awarded by the trial court if its verdict is allowed to stand. The claims of the three remaining plaintiffs in this case remain to be tried and four additional competitors have filed similar claims against us. We have not provided for any potential awards under these additional claims. We intend to vigorously defend against these claims.

In June 2003, Riverwood International Corporation filed a patent infringement suit against MeadWestvaco Corporation in the United States District Court for the Northern District of Georgia. We currently hold a multi-year supply contract with MeadWestvaco for the supply of paperboard cartons, including the cartons known as the Fridge Pack. Riverwood’s suit sought to enjoin MeadWestvaco from supplying us with Fridge Pack packaging. An agreement related to this suit was reached in late 2003 requiring us to pay approximately $4 million to settle any and all claims related to this matter.

Coca-Cola Enterprises Inc.

Management’s Financial Review

Under the Jumpstart programs with TCCC, we received payments from TCCC for a portion of the cost of developing the infrastructure (consisting primarily of people and systems) necessary to support accelerated placements of cold drink equipment. We recognize the payments primarily as cold drink equipment is placed, through 2008, and over the period we have the potential requirement to move equipment, through 2020. Should we not satisfy the provisions of the programs, the agreement provides for the parties to meet to work out mutually agreeable solutions. Should the parties be unable to agree on alternative solutions, TCCC would be able to seek a partial refund of amounts previously paid. No refunds have ever been paid under the programs and we believe the probability of a partial refund of amounts previously paid under the programs is remote. We believe we, in all cases, will be able to resolve any matters that might arise regarding these programs. In 2003, we did not meet certain requirements for the allocation of purchases between venders and coolers and minimum purchase requirements in certain countries because of changes in the business environment. However, in total we did purchase and place the required minimums in both North America and Europe and TCCC has agreed to our compliance under the Jumpstart programs through 2003.

Under the SGI agreement with TCCC, we are eligible to receive up to $165 million of “Volume Growth Funding” in 2004 which is to be earned by attaining mutually established sales volume growth targets for brands owned by TCCC. The annual and quarterly target minimums are established for each program year through mutual agreements with TCCC. Sales volume growth is determined through a formula with adjustments for brand conversions, brand acquisitions, new brand introductions, and performance in excess of the previous year’s performance. If these minimum targets are not met, penalties of $1 per equivalent case shortfalls to target are offset against the Volume Growth Funding available under the program. Under the SGI agreement, quarterly funding commitments are advanced at the beginning of each quarter less penalties for shortfalls to targets not previously offset. We do not anticipate we will incur penalties that will be offset against the $165 million Volume Growth Funding available to us under the SGI agreement for 2004.

Our tax filings are routinely subjected to audit by tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. Currently, there are assessments or audits which may lead to assessments involving certain of our subsidiaries, including our subsidiary in Canada, that may not be resolved in the foreseeable future. We believe we have substantial defenses to the questions being raised and intend to pursue all legal remedies available if we are unable to reach a resolution with the authorities. We believe we have adequately provided for any ultimate amounts that would result from these proceedings, however, it is too early to predict a final outcome in these matters.

In December 2003, we settled our claims against our insurance carriers for the losses we incurred in the 1999 Belgian recall. Under the agreement, we received $47.5 million upon the execution of a final settlement agreement in exchange for a release of our claims. We do not anticipate any additional recoveries associated with the product recall in Belgium.

At January 31, 2004, there were two federal and two state superfund sites for which CCE and our bottling subsidiaries’ involvement or liability as a potentially responsible party (PRP) was unresolved. We believe any ultimate liability under these PRP designations will not have a material adverse effect on our financial position, cash flows, or results of operations. In addition, we or our bottling subsidiaries have been named PRPs at 35 other federal and 10 other state superfund sites under circumstances that have led us to conclude that either (i) we will have no further liability because we had no responsibility for having deposited hazardous waste, (ii) our ultimate liability, if any, would be less than $100,000 per site, or (iii) payments made to date will be sufficient to satisfy all liability.

We are a defendant in various other matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect our financial position, results of operations, or liquidity.

Coca-Cola Enterprises Inc.

Management’s Financial Review

OUR WORKFORCE

Approximately 19,000 of our 63,000 North American employees are covered by collective bargaining agreements. No single agreement covers more than 3 percent of our employees. These collective bargaining agreements expire at varying dates over the next seven years. Approximately 8,000 of our 11,000 European employees are also subject to local labor agreements consistent with common industry practice in our countries of operation. We believe that expiring labor agreements will be renegotiated on satisfactory terms in the future and that if any work stoppages were to occur as contracts are being renegotiated, they will be limited in duration and would not materially impact our earnings or financial condition.

ACCOUNTING DEVELOPMENTS

FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires variable interest entities to be consolidated by the primary beneficiary of the entity in certain instances. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 are to be applied by us in the first quarter of 2004. We participate in manufacturing cooperatives and have ownership in a vending partnership. Amounts owed by these entities at December 31, 2003 total $240 million. We are currently evaluating the implications of the adoption of FIN 46 on our financial position, cash flows, and results of operations. Should we determine under FIN 46 we are required to consolidate the manufacturing cooperatives and vending partnership, our debt balances will increase by the amounts then owed by these entities.

Financial Accounting Standard (FAS) 142, “Goodwill and Other Intangible Assets”

As of January 1, 2002, we no longer amortize goodwill and license intangible assets with an indefinite life under FAS 142 but instead evaluate these assets for impairment annually. The 2001 financial statements do not reflect the adoption of FAS 142. Had we adopted FAS 142 on January 1, 2001, net income (loss) and basic and diluted net income (loss) per common share would have been as follows: (in millions except per share data; per share data calculated prior to rounding to millions.)

Year Ended December 31, 2001:	As Reported	Add: License Intangible Amortization	Income Tax Impact	Adjusted for FAS 142
Net income (loss) applicable to common shareowners	$ (324)	$ 391	$ (142)	$ (75)
Net income (loss) applicable to common shareowners per basic and diluted common share	$(0.75)	$0.91	$(0.33)	$(0.17)

We acquire license territories to expand our market. Prior to the adoption of Financial Accounting Standard No. 141 (FAS 141), “Business Combinations,” we assigned all costs of acquisitions in excess of the value of tangible net assets acquired to license intangible assets with no amounts assigned to goodwill. FAS 141 specifically defines goodwill and provides criteria to apply when recognizing other intangible assets. Under FAS 141, beginning with the Herb acquisition in July 2001, we assigned specific values to assets, liabilities, and license and customer relationship intangibles. The residual value represents goodwill which primarily results from the synergistic values of the acquisition and the establishment of deferred tax liabilities on license intangible assets not deductible for income taxes.

Coca-Cola Enterprises Inc.

Management’s Financial Review

License agreements contain performance requirements and convey to the licensee the rights to distribute and sell products of the licensor within specified territories. Our domestic cola license agreements with TCCC do not expire, reflecting a long and ongoing relationship. Our agreements with TCCC covering our United States non-cola and European and Canadian operations are periodically renewable. TCCC does not grant perpetual license intangible rights outside the United States, however, these agreements can be renewed with minimal cost for additional terms at our request. We believe and expect these and other renewable licensor agreements will be renewed at each expiration date. After evaluation of the renewal provisions and our mutually beneficial relationship with The Coca-Cola Company, all license intangible assets have been assigned an indefinite life for accounting under FAS 142.

Under FAS 142, we perform our impairment testing of goodwill at the North American and European Group levels, our reporting units. Under the provisions of EITF Issue No. 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets,” we also perform our impairment testing of license intangible assets at the North American and European group levels.

The fair values of the reporting units and their respective license intangibles are determined using discounted cash flow models similar to those used internally by us for evaluating acquisitions with comparisons to estimated market values. Our discounted cash flow models for 2003 utilize projections of cash flows for ten years, a perpetuity valuation technique with an assumed long-term growth rate of approximately 2.5 percent, and discounted projected cash flows and terminal values based on our targeted near-term weighted average cost of capital of 7.2 percent. Assumed average growth rates approximated 2 percent consolidated volume growth, approximately 4.5 percent consolidated revenue and cost of sales per case growth, approximately 4 percent consolidated administrative expense growth, and approximately 5 percent to 6 percent operating income growth, which we consider conservative for long-term projections, with differing rates in our North American and European groups. Projected cash flows of license intangibles are reduced by an approximate 2 percent economic charge for workforce, customer relationship, working capital, and property, plant, and equipment assets of the reporting units. Changes in these assumptions could materially impact the fair value estimates.

Our impairment tests for goodwill and license intangible assets compare the carrying amounts of these assets with estimated fair values. The fair values of goodwill and license intangible assets exceed their carrying amounts and, therefore, the assets are not impaired. Had the carrying amounts of goodwill exceeded fair values, a second step in the impairment test would be required to measure the amount of a goodwill impairment loss. This step would compare the implied fair values of the reporting unit’s goodwill with the carrying amount of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of goodwill, an impairment loss would be recognized in an amount equal to that excess.

We provide deferred income taxes on license intangible assets not deductible for tax purposes under FAS 109. Prior to FAS 142, license intangible assets were amortized over 40 years. As this amortization cost was recognized, the related deferred tax liability was recognized as a decrease in income tax expense. Under FAS 142, previously recognized unamortized balances of license intangible assets and associated deferred income tax liabilities remain unchanged except upon the recognized impairment in the value of these assets or any ultimate sale of territories. At December 31, 2003 and 2002, we had approximately $5.0 billion and $4.6 billion of deferred tax liabilities, respectively, on license intangible assets. These deferred tax liabilities, while impacted by tax rate changes and currency translations, will decrease only for the reasons above but will increase for the effect of any tax deductions realized on tax deductible license intangible assets.

Goodwill and license intangible assets at December 31, 2003 associated with acquisitions completed in 2003 may continue to be adjusted as the values of assets and liabilities acquired are finalized.

CRITICAL ACCOUNTING ESTIMATES

Management makes judgmental decisions and estimates with underlying assumptions when applying accounting principles in the preparation of the Company’s financial statements. Certain critical accounting policies requiring significant judgments, estimates, and assumptions are detailed below. The development and selection of these critical accounting policies and the related disclosure have been reviewed with the Audit Committee of the Board of Directors.

Coca-Cola Enterprises Inc.

Management’s Financial Review

Management believes the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, should actual experience differ from the assumptions and other considerations used in estimating amounts in the Company’s financial statements, the impact of these differences could have a material adverse effect on the Company’s results of operations, and in certain situations, a material adverse effect on the Company’s financial condition.

Impairment Testing of License Intangible Assets and Goodwill: Under FAS 142, we test intangible assets with indefinite lives and goodwill for impairment annually. The fair values of our license intangibles and goodwill exceeded the carrying amounts, and no impairment is indicated. Fair values are determined using discounted cash flow models involving several assumptions. These include anticipated growth rates by geographic region, the long-term anticipated growth rate, estimates of capital charges for license intangibles, and the cash flows discount rate. Changes in our assumptions could materially impact our fair value estimates.

Assumptions critical to our fair value estimates are: (1) our projected operating income growth rate used in the model of approximately 5 percent to 6 percent, which management views as conservative for long-term projections, (2) our projected long-term growth rate of 2.5 percent for determining terminal value, and (3) our discount rate of 7.2 percent, representing our targeted near-term weighted average cost of capital (WACC). These and other assumptions are impacted by economic conditions and expectations of management and will change in the future based on period specific facts and circumstances. Our comparable operating income growth was 9 percent and 23 percent for 2003 and 2002, respectively, and our WACC was 6.8 percent at December 31, 2003. Factors inherent in determining our WACC are: (1) the value of our common stock, (2) the variability in the values of our common stock, (3) our interest costs on debt and debt market conditions, and (4) the amounts and relationships of debt and equity capital.

Pension Plan Valuations: Critical assumptions made in determination of pension expense and pension plan liabilities principally are the expected long-term return on assets (EROA) and mortality and termination assumptions. Identification of the appropriate discount rate to be used in the valuations is primarily based on rates of high-quality, long-term corporate bonds.

The EROA is based on long-term expectations, generally a 30-year horizon, given current investment objectives and historical results. In managing pension plan assets, we utilize a combination of active and passive fund management in order to maximize pension returns within established risk parameters. We periodically revise asset allocations, where appropriate, to improve returns. We complete periodic studies that highlight historical EROA, the range of EROA that we might expect based on the current allocation of pension assets, indications of potential future funding requirements and pension expense. Consolidated pension expense in 2003 would have changed by approximately $14 million had the EROA been 1 percent higher or lower than the average 8.3 percent used by CCE.

As outlined in Statement of Financial Accounting Standards No. 87 (FAS 87), “Employers’ Accounting for Pensions,” we utilize the five-year asset smoothing technique to recognize market gains and losses for plans representing 84 percent of North American assets. Cumulative losses, net of gains, associated with the North American assets that utilize asset smoothing totaling $174 million have been deferred as of December 31, 2003. Pension expense associated with these assets in 2004 will increase by $12 million over the 2003 level as a result of recognizing previously deferred investment losses.

Other assumptions used in the calculation of pension liability and expense include termination assumptions, expected payroll increases, and mortality assumptions.

Tax Accounting: Valuation allowances are recognized on tax net operating losses when it is believed by management that some or all of the deferred tax assets will not be realized. Deferred tax assets associated with net operating loss and tax credit carryforwards totaled $594 million at December 31, 2003. Of this amount, approximately $548 million are associated with U.S. federal and state carryforwards and $46 million are associated with Canadian carryforwards. Management believes the majority of deferred tax assets will be realized because of the reversal of certain significant timing differences and anticipated future taxable income from operations. However, valuation allowances of approximately $125 million have been provided against a portion of the U.S. federal and state carryforwards.

Coca-Cola Enterprises Inc.

Management’s Financial Review

At December 31, 2003 and 2002, our foreign subsidiaries had approximately $536 million and $390 million in distributable earnings, respectively. These earnings are exclusive of amounts that would result in little or no tax under current laws if remitted in the future. Our earnings from foreign subsidiaries are considered to be indefinitely reinvested and, therefore, no provision for U.S. federal and state income taxes has been made for these earnings. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes, subject to an adjustment for foreign tax credits, and withholding taxes payable to the various foreign countries.

Jumpstart Funding Recognition: Beginning in 2001, we recognize support payments under the Jumpstart programs generally as units of equipment are placed. The amount recognized under the programs will vary as units of equipment are placed. We recognize approximately $500 for each unit of equipment placed per year. Our principal requirement under the programs is the placement of equipment. For example, our inability to place 10,000 units of equipment projected to be placed in 2004 would reduce our recognition of deferred cash payments from TCCC by $5 million and possibly require us to refund cash payments previously received. At December 31, 2003, we have $435 million of funding deferred under this program. Other requirements under the programs are generally operating standards of CCE performed in the normal course of business. Additionally, we believe we would in all cases be able to resolve any matters that might arise regarding these programs that could potentially result in a refund of payments previously received.

Significant assumptions and judgments made in making the computations included: (1) the population of equipment that could potentially be moved, (2) the costs of moving equipment, (3) requirements of the programs that are outside routine operations of CCE and could potentially be considered material obligations, and (4) the probability of the assertion of refund rights by TCCC.

CAUTIONARY STATEMENTS

Certain expectations and projections regarding the future performance of Coca-Cola Enterprises Inc. (“CCE,” “we,” “our,” “us,” or “the Company”) referenced in this Annual Report and in other reports and proxy statements we file with the SEC are forward-looking statements. Officers may also make verbal statements to analysts, investors, the media, and others that are “forward-looking.” Forward-looking statements include, but are not limited to:

•	Projections of revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial measures;

•	Descriptions of anticipated plans or objectives of our management for operations, products or services;

•	Forecasts of performance; and

•	Assumptions regarding any of the foregoing.

Forward-looking statements involve matters which are not historical facts. Because these statements involve anticipated events or conditions, forward-looking statements often include words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” or similar expressions. Do not unduly rely on forward-looking statements. They represent our expectations about the future and are not guarantees. Forward-looking statements are only as of the date they are made and they might not be updated to reflect changes as they occur after the forward-looking statements are made.

For example, in this report, we have forward-looking statements regarding our expectations for:

•	volume growth;

•	operating income growth;

•	cash flows from operations;

•	net price per case growth;

•	cost of goods per case growth;

•	operating expense growth;

•	concentrate cost increases from The Coca-Cola Company;

•	capital expenditures; and

•	developments in accounting standards.

Coca-Cola Enterprises Inc.

Management’s Financial Review

There are several factors – many beyond our control – that could cause results to differ significantly from our expectations. Our expectations are based on then currently available competitive, financial, and economic data along with our operating plans and are subject to future events and uncertainties. We caution readers that in addition to the important factors described elsewhere in this Annual Report, the following factors, among others, could cause our business, results of operations and/or financial condition in 2004 and thereafter to differ significantly from those expressed in any forward-looking statements. There are also other factors not described in this Annual Report that could cause results to differ from our expectations.

Marketplace: The Company’s response to continued and increased customer and competitor consolidations and marketplace competition may result in lower than expected net pricing of our products. In addition, competitive pressures may cause channel and product mix to shift from more profitable cold drink channels and packages and adversely affect our overall pricing. Efforts to improve pricing in the future consumption channels of our business may result in lower than expected volume. In addition, weather conditions, particularly in Europe, may have a significant impact on our sales volume. Net pricing, volume, and costs of sales are the primary determinants of net earnings.

Cost Participation Payments from The Coca-Cola Company (TCCC): Material changes in levels of payments historically provided under various programs with TCCC, or our inability to meet the performance requirements for the anticipated levels of such support payments, could adversely affect future earnings. TCCC is under no obligation to participate in future programs or continue past levels of payments into the future. The current agreement designed to support profitable growth in brands of TCCC in our territories may be canceled by either party prior to the end of a fiscal year with at least six months’ prior written notice.

The amount of infrastructure funding from TCCC recognized as an offset to cost of sales in a given year is dependent upon the actual number of units placed in service. Actual results may differ materially from projections should placement levels be significantly different than program requirements. Should we not satisfy the provisions of the infrastructure funding programs and we are unable to agree with TCCC on an alternative solution, TCCC would be able to seek partial refund of amounts previously paid.

Raw Materials: Our forecasts assume no unplanned increases in the costs of raw materials, ingredients, packaging materials, or supplies. If such increases occur, and we are unable to achieve an increase in pricing to customers by comparable amounts, earnings could be adversely affected.

Infrastructure Investment: Projected capacity levels of our infrastructure investments may differ from actual if our volume growth is not as anticipated. Significant changes from our expected timing of returns on cold drink equipment and employee, fleet, and plant infrastructure investments could adversely impact our net income.

Financing Considerations: Changes from our expectations for interest and currency exchange rates can have a material impact on our forecasts. We may not be able to completely mitigate the effect of significant interest rate or currency exchange rate changes. Changes in our debt rating can have a material adverse effect on interest costs and our financing sources.

Legal Contingencies: Changes from expectations for the resolution of outstanding legal claims and assessments, including the investigation by the European Commission, could have a material impact on our forecasts and financial condition.

Legislative Risk: Our business model is dependent on the availability of our products in multiple channels and locations to better satisfy our customers’ needs. Laws that restrict our ability to distribute products in schools and other venues or materially impact our cash flows could negatively impact our revenue and profit.

Tax Contingencies: An assessment of additional taxes resulting from audits conducted by the Canadian tax authorities could have a material impact on our earnings and financial condition.

Coca-Cola Enterprises Inc.

Selected Financial Data

	FISCAL YEAR
(in millions except per share data)	2003	2002	2001	2000	1999(C)
OPERATIONS SUMMARY
Net operating revenues(A) (B)	$17,330	$16,058	$14,999	$14,127	$13,788
Cost of sales(A)	10,165	9,458	9,015	8,291	8,130

Gross profit	7,165	6,600	5,984	5,836	5,658
Selling, delivery, and administrative expenses(A) (B)	5,588	5,236	5,383	4,710	4,819

Operating income	1,577	1,364	601	1,126	839
Interest expense, net	607	662	753	791	751
Other nonoperating income (expense), net	2	3	2	(2)	—

Income (loss) before income taxes and cumulative effect of change in accounting	972	705	(150)	333	88
Income tax expense (benefit)(D)	296	211	(131)	97	29

Net income (loss) before cumulative effect of change in accounting	676	494	(19)	236	59
Cumulative effect of change in accounting	—	—	(302)	—	—

Net income (loss)	676	494	(321)	236	59
Preferred stock dividends	2	3	3	3	3

Net income (loss) applicable to common shareowners	$674	$491	$(324)	$233	$56

OTHER OPERATING DATA
Depreciation expense	$1,022	$965	$901	$810	$899
Amortization expense	75	59	432	451	449
AVERAGE COMMON SHARES OUTSTANDING
Basic	454	449	432	419	425
Diluted	461	458	432	429	436
PER SHARE DATA
Basic net income (loss) per common share before cumulative effect of change in accounting	$1.48	$1.09	$(0.05)	$0.56	$0.13
Diluted net income (loss) per common share before cumulative effect of change in accounting	1.46	1.07	(0.05)	0.54	0.13
Basic net income (loss) per share applicable to common shareowners	1.48	1.09	(0.75)	0.56	0.13
Diluted net income (loss) per share applicable to common shareowners	1.46	1.07	(0.75)	0.54	0.13
Dividends per common share	0.16	0.16	0.16	0.16	0.16
Closing stock price	21.87	21.72	18.94	19.00	20.125
YEAR–END FINANCIAL POSITION
Property, plant, and equipment, net	$6,794	$6,393	$6,206	$5,783	$5,594
License intangible assets, net	14,171	13,450	13,125	12,862	13,771
Total assets	25,700	24,375	23,719	22,162	22,730
Long-term debt	11,646	12,023	12,169	11,121	11,378
Shareowner’s equity	4,365	3,347	2,820	2,834	2,924

Pro Forma Amounts Applying the Accounting Change to Prior Periods(E):
Net income (loss) applicable to common shareowners	$674	$491	$(22)	$163	$(10)
Basic net income (loss) per share applicable to common shareowners	1.48	1.09	(0.05)	0.39	(0.02)
Diluted net income (loss) per share applicable to common shareowners	1.46	1.07	(0.05)	0.38	(0.02)

Pro Forma Amounts Applying the Adoption of FAS 142 to Prior Periods(F):
Net income (loss) applicable to common shareowners	$674	$491	$(75)	$484	$320
Basic net income (loss) per share applicable to common shareowners	1.48	1.09	(0.17)	1.16	0.75
Diluted net income (loss) per share applicable to common shareowners	1.46	1.07	(0.17)	1.13	0.73

Coca-Cola Enterprises Inc.

Selected Financial Data

Notes – We made acquisitions in each year presented. Such transactions did not significantly affect our operating results in any one fiscal period. All acquisitions have been included in our consolidated operating results from their respective transaction dates.

(A)	Balances reflect the adoption of Emerging Issues Task Force (EITF) No. 02-16, “Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor.” Upon adoption of EITF 02-16 in the first quarter of 2003, we classified the following amounts in the 2002, 2001, 2000 and 1999 income statements as reductions in cost of sales: approximately $882 million, $651 million, $573 million, and $575 million, respectively, of direct marketing support from The Coca-Cola Company (TCCC) and other licensors previously included in net operating revenues, and approximately $77 million, $74 million, $219 million and $310 million, respectively, of cold drink equipment placement funding from TCCC previously included as a reduction in selling, delivery, and administrative expenses for the years ended December 31, 2002, 2001, 2000 and 1999. We also classified in net operating revenues $51 million, $45 million, $41 million, and $40 million, respectively, of net payments for dispensing equipment repair services received from TCCC, previously included in selling, delivery, and administrative expenses for the years ended December 31, 2002, 2001, 2000 and 1999.

(B)	Balances reflect the adoption of EITF No. 01-09, effective as of January 1, 2002. The adoption of this pronouncement resulted in the reclassification to deductions from net operating revenues of approximately $95 million, $91 million, and $83 million in 2001, 2000, and 1999, respectively, previously classified as selling expenses.

(C)	1999 results include a one-time charge of $103 million ($0.16 per common share after tax) for costs associated with recalled product in certain parts of Europe. These costs were allocated $91 million to cost of sales and $12 million to selling, delivery, and administrative expenses.

(D)	Income tax expense (benefit) includes expense associated with tax rate changes of approximately $23 million in 2003 and tax rate change benefits of $16 million in 2002, $56 million in 2001, and $8 million in 2000. Income tax expense (benefit) also includes benefits of approximately $25 million related to the revaluation of various income tax obligations and $6 million related to other tax adjustments in 2003 and $4 million related to the revaluation of various income tax obligations in 2002.

(E)	Pro forma amounts assume the accounting change for Jumpstart payments received from TCCC, adopted as of January 1, 2001, was applied retroactively without regard to any changes in the business that could have resulted had the accounting been different in these periods.

(F)	Pro forma amounts illustrate the impact of adoption of the non-amortization provisions of FAS 142 for all periods presented.